     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 2, 1996
                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               W. R. GRACE & CO.
             (TO BE RENAMED FRESENIUS NATIONAL MEDICAL CARE, INC.)

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    NEW YORK
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                      3081
            (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)

                                   13-3461988
                    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

              ONE TOWN CENTER ROAD, BOCA RATON, FLORIDA 33486-1010
                            TELEPHONE: 407-362-2000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 ROBERT B. LAMM
              ONE TOWN CENTER ROAD, BOCA RATON, FLORIDA 33486-1010
                            TELEPHONE: 407-362-1645
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT OF SERVICE)
                            ------------------------

                                   COPIES TO:

                 DR. ULRICH WAGNER                             ANDREW R. BROWNSTEIN, ESQ.
                 O'MELVENY & MYERS                           WACHTELL, LIPTON, ROSEN & KATZ
               153 EAST 53RD STREET                                51 WEST 52ND STREET
             NEW YORK, NEW YORK 10022                           NEW YORK, NEW YORK 10019
                  (212) 326-2000                                     (212) 403-1000

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                         PROPOSED     PROPOSED
                                                          MAXIMUM      MAXIMUM
         TITLE OF EACH CLASS OF            AMOUNT TO     OFFERING     AGGREGATE      AMOUNT OF
            SECURITIES TO BE                  BE         PRICE PER    OFFERING     REGISTRATION
               REGISTERED                 REGISTERED      UNIT(1)     PRICE(1)        FEE(1)
- --------------------------------------------------------------------------------------------------
Class D Preferred Shares, Par Value $.10     Up to
  Per Share.............................  100,000,000       N/A          N/A            N/A
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) The fee has been calculated under Rule 457(f)(1) and paid in connection with the Registration Statement on Form F-4 filed by Fresenius Medical Care AG.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               W. R. GRACE & CO.

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

                                                             CAPTION IN JOINT PROXY
                   ITEM OF FORM S-4                           STATEMENT-PROSPECTUS
      ------------------------------------------  --------------------------------------------
  1.  Forepart of Registration Statement and
        Outside Front Cover Page of
        Prospectus..............................  Cover Page of Joint Proxy
                                                  Statement-Prospectus
  2.  Inside Front and Outside Back Cover Pages
        of Prospectus...........................  AVAILABLE INFORMATION; INCORPORATION OF
                                                  CERTAIN INFORMATION BY REFERENCE;
                                                  ENFORCEABILITY OF CIVIL LIABILITIES UNDER
                                                  THE FEDERAL SECURITIES LAWS; TABLE OF
                                                  CONTENTS
  3.  Risk Factors, Ratio of Earnings to Fixed
        Charges and Other Information...........  SUMMARY; RISK FACTORS
  4.  Terms of the Transaction..................  THE REORGANIZATION; BACKGROUND AND REASONS;
                                                  DESCRIPTION OF CAPITAL STOCK OF FRESENIUS
                                                  MEDICAL CARE; DESCRIPTION OF AMERICAN
                                                  DEPOSITARY SHARES; DESCRIPTION OF NEW
                                                  PREFERRED SHARES; THE
                                                  REORGANIZATION -- Accounting Treatment;
                                                  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF
                                                  THE TRANSACTIONS TO GRACE AND GRACE
                                                  SHAREHOLDERS; CERTAIN INCOME TAX
                                                  CONSEQUENCES OF THE TRANSACTIONS TO HOLDERS
                                                  OF FRESENIUS USA COMMON STOCK; COMPARISON OF
                                                  CERTAIN RIGHTS OF SHAREHOLDERS OF GRACE AND
                                                  FRESENIUS USA; BACKGROUND AND
                                                  REASONS -- Background of the Reorganization;
                                                  Reasons for the Recommendation of the Grace
                                                  Board; BACKGROUND AND REASONS -- Background
                                                  of the Reorganization; Reasons for the
                                                  Recommendation of the Fresenius USA Board
  5.  Pro Forma Financial Information...........  FRESENIUS MEDICAL CARE AG UNAUDITED PRO
                                                  FORMA CONDENSED COMBINED FINANCIAL
                                                  INFORMATION
  6.  Material Contacts with the Company Being
        Acquired................................  BACKGROUND AND REASONS -- Background of the
                                                  Reorganization; Reasons for Recommendations
                                                  of the Grace Board; THE
                                                  REORGANIZATION -- Continuing Arrangements
                                                  between Fresenius Medical Care and Fresenius
                                                  AG; BUSINESS OF FRESENIUS MEDICAL
                                                  CARE -- Business of Fresenius
                                                  USA -- Material Contracts between Fresenius
                                                  AG and Fresenius USA; INTERESTS OF CERTAIN
                                                  PERSONS

                                                             CAPTION IN JOINT PROXY
                   ITEM OF FORM S-4                           STATEMENT-PROSPECTUS
      ------------------------------------------  --------------------------------------------
  7.  Additional Information Required for
        Reoffering by Persons and Parties Deemed
        to be Underwriters......................  Not Applicable
  8.  Interests of Named Experts and Counsel....  SECURITY OWNERSHIP; INTERESTS OF CERTAIN
                                                  PERSONS; EXPERTS
  9.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities.............................  Not Applicable
 10.  Information with Respect to S-3
        Registrants.............................  Not Applicable
 11.  Incorporation of Certain Information by
        Reference...............................  Not Applicable
 12.  Information with Respect to S-2 or S-3
        Registrants.............................  Not Applicable
 13.  Incorporation of Certain Information by
        Reference...............................  Not Applicable
 14.  Information with Respect to Registrants
        Other Than S-3 or S-2 Registrants.......  BUSINESS OF FRESENIUS MEDICAL CARE;
                                                  DESCRIPTION OF CAPITAL STOCK OF FRESENIUS
                                                  MEDICAL CARE -- Exchange Controls and Other
                                                  Limitations; GRACE SPECIAL-PURPOSE SELECTED
                                                  FINANCIAL DATA; MANAGEMENT'S DISCUSSION AND
                                                  ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                                  OF OPERATIONS -- NMC; SELECTED FINANCIAL
                                                  DATA OF FRESENIUS WORLDWIDE DIALYSIS;
                                                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                  FINANCIAL CONDITION AND RESULTS OF
                                                  OPERATIONS -- FRESENIUS WORLDWIDE DIALYSIS;
                                                  SELECTED FINANCIAL DATA OF FRESENIUS USA;
                                                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                  FINANCIAL CONDITION AND RESULTS OF
                                                  OPERATIONS -- FRESENIUS USA
 15.  Information with Respect to S-3
        Companies...............................  Not Applicable
 16.  Information with Respect to S-2 or S-3
        Companies...............................  Not Applicable

                                                             CAPTION IN JOINT PROXY
                   ITEM OF FORM S-4                           STATEMENT-PROSPECTUS
      ------------------------------------------  --------------------------------------------
 17.  Information with Respect to Companies
        Other Than S-2 or S-3 Companies.........  BUSINESS OF FRESENIUS MEDICAL
                                                  CARE -- Business of Fresenius USA; BUSINESS
                                                  OF FRESENIUS MEDICAL CARE -- Business of
                                                  NMC; RISK FACTORS; SUMMARY -- Markets and
                                                  Market Prices; SELECTED FINANCIAL DATA OF
                                                  FRESENIUS USA; GRACE SPECIAL-PURPOSE
                                                  SELECTED FINANCIAL DATA; MANAGEMENT'S
                                                  DISCUSSION AND ANALYSIS OF FINANCIAL
                                                  CONDITION AND RESULTS OF
                                                  OPERATIONS -- FRESENIUS USA; MANAGEMENT'S
                                                  DISCUSSION AND ANALYSIS OF FINANCIAL
                                                  CONDITION AND RESULTS OF OPERATIONS -- NMC;
                                                  CONSOLIDATED FINANCIAL STATEMENTS OF
                                                  FRESENIUS USA, INC.; SPECIAL-PURPOSE,
                                                  CONSOLIDATED FINANCIAL STATEMENTS OF W. R.
                                                  GRACE & CO.; CONSOLIDATED INTERIM FINANCIAL
                                                  STATEMENTS OF FRESENIUS USA, INC.;
                                                  SPECIAL-PURPOSE, CONSOLIDATED FINANCIAL
                                                  STATEMENTS OF W. R. GRACE & CO.
 18.  Information if Proxies, Consents or
        Authorizations Are to be Solicited......  Outside Front Cover of Joint Proxy
                                                  Statement-Prospectus; AVAILABLE INFORMATION;
                                                  INCORPORATION OF CERTAIN INFORMATION BY
                                                  REFERENCE; THE SPECIAL MEETINGS; THE
                                                  REORGANIZATION -- Appraisal Rights;
                                                  INTERESTS OF CERTAIN PERSONS; SECURITY
                                                  OWNERSHIP; MANAGEMENT OF FRESENIUS MEDICAL
                                                  CARE
 19.  Information if Proxies, Consents or
        Authorizations Are Not to be Solicited
        in an Exchange Offer....................  Not Applicable

                              W. R. Grace Letterhead

                                                  August 2, 1996

Dear Shareholders:

     You are cordially invited to attend a Special Meeting of Shareholders of Grace, to be held at 10:00 a.m., local time, on September 16, 1996 at our headquarters in Boca Raton, Florida. I hope that you will attend this important meeting in person or by proxy.

     On February 4, 1996, Grace and Fresenius AG, a German health care corporation, entered into an Agreement and Plan of Reorganization (as supplemented or modified from time to time, the "Reorganization Agreement," and the transactions contemplated thereby, the "Reorganization") to combine Grace's principal health care subsidiary, National Medicare Care, Inc., with Fresenius AG's worldwide dialysis business to form a company to be named "Fresenius Medical Care AG." The Reorganization will be a momentous event in the history of Grace. It will form the world's largest renal treatment and products company, which will be well positioned to compete in today's global marketplace. In the Reorganization, holders of Grace Common Stock and options will be allocated an aggregate of 44.8% of the ordinary shares of Fresenius Medical Care, on a fully diluted basis. Immediately prior to the combination, Grace will spin off its packaging and specialty chemicals businesses to the holders of its Common Stock. This spun-off company will retain the "W. R. Grace & Co." name.

     The Reorganization is described in greater detail in the enclosed Joint Proxy Statement-Prospectus. Attached as Annex A to the Joint Proxy Statement-Prospectus is a Prospectus describing the business of the company that will be spun off.

     The enclosed Joint Proxy Statement-Prospectus asks you to approve the transactions described above, as a result of which you will receive, for each share of Grace Common Stock you own, based upon the number of shares of, and options with respect to, Grace Common Stock outstanding as of July 15, 1996,

     (a) approximately 1.013 American Depositary Shares represented by American Depositary Receipts, each representing one-third of an ordinary share of Fresenius Medical Care,

     (b) one share of common stock of the packaging and specialty chemicals company and

     (c) one share of a new series of Grace preferred stock, which may pay a one-time special dividend based on Fresenius Medical Care's performance.

     Adoption and approval of the Reorganization Agreement and the transactions contemplated thereby requires the vote of two-thirds (and, in the case of a related amendment to

Grace's Certificate of Incorporation, a majority) of the total voting power of Grace's outstanding capital stock. Shareholders are entitled to vote all shares of Grace Common Stock and all shares of all classes of Grace Preferred Stock held by them on July 29, 1996, which is the record date for the Special Meeting. YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSALS. In order to ensure that your vote is represented at the meeting, please indicate your choice on the proxy, date and sign it, and return it in the enclosed envelope. A prompt response will be appreciated.

                                          Sincerely,

                                          /s/ A.J. Costello
                                          ----------------------------------
                                          Albert J. Costello
                                          Chairman, President and Chief
                                          Executive Officer

                               W. R. GRACE & CO.
                              ONE TOWN CENTER ROAD
                         BOCA RATON, FLORIDA 33486-1010

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                   TO BE HELD
                               ON SEPTEMBER 16, 1996

     NOTICE HEREBY IS GIVEN that a Special Meeting of Shareholders of W. R. Grace & Co., a New York corporation ("Grace"), will be held at Grace's headquarters at One Town Center Road, Boca Raton, Florida at 10:00 a.m., local time, on September 16, 1996 to consider and vote upon the following matters, which are more fully described in the accompanying Joint Proxy
Statement-Prospectus:

     1. To consider and vote upon a proposal to adopt and approve (a) the Agreement and Plan of Reorganization, dated as of February 4, 1996, between Grace and Fresenius AG, a German corporation, together with the agreements that are exhibits thereto, all as supplemented or modified from time to time (the "Reorganization Agreement"), and (b) the transactions contemplated thereby (collectively, the "Reorganization"), including, without limitation, the Grace Merger and the Distribution (each as defined in the Reorganization Agreement).

     2. To consider and vote upon a proposal to adopt and approve an amendment to Grace's Certificate of Incorporation, as set forth in the Certificate of Amendment attached to the accompanying Joint Proxy Statement-Prospectus as Appendix B.

     3. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

     Only holders of record of Grace Common Stock and all classes of Grace Preferred Stock at the close of business on July 29, 1996 (the "Record Date") are entitled to notice of and to vote at such meeting or any adjournments or postponements thereof. Approval of the Reorganization requires the affirmative vote of two-thirds, and adoption and approval of the amendment to Grace's Certificate of Incorporation requires the affirmative vote of a majority, of the total voting power of Grace Common Stock and Grace Preferred Stock, voting together as one class.

     Any holder of shares of Grace Common Stock as of the Record Date who does not assent to the Reorganization has the right, upon compliance with specific procedures, to demand from Grace payment of the fair value of such holder's shares. Reference is made to "THE REORGANIZATION -- Appraisal Rights" in the Joint Proxy Statement-Prospectus for a more complete discussion thereof and to Sections 623 and 910 of the New York Business Corporation Law, copies of which are attached to the Joint Proxy Statement-Prospectus as Appendix F.

                                          By Order of the Board of Directors,

                                          /s/ R. B. Lamm
                                          Robert B. Lamm
                                          Secretary

August 2, 1996

                               IMPORTANT NOTICES

PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE GRACE SPECIAL MEETING. YOUR PROXY WILL BE REVOCABLE, EITHER IN WRITING OR BY VOTING IN PERSON AT THE SPECIAL MEETING, AT ANY TIME PRIOR TO ITS EXERCISE.

THE BOARD OF DIRECTORS OF GRACE RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING.

PLEASE DO NOT SEND IN ANY SHARE CERTIFICATES AT THIS TIME.

                                      LOGO

                                                                August 2, 1996

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Fresenius USA, Inc. to be held at 10:00 a.m., local time on September 16, 1996 at the 52nd floor conference center of O'Melveny & Myers LLP, 153 East 53rd Street, New York, New York 10022 (the "Fresenius USA Special Meeting"). I hope that you will be present or represented in person or by proxy at this important meeting.

     On February 4, 1996, Fresenius AG, the majority stockholder of Fresenius USA, Inc. ("Fresenius USA"), and W. R. Grace & Co. ("Grace") entered into an Agreement and Plan of Reorganization (as supplemented or modified from time to time, the "Reorganization Agreement") to combine Fresenius AG's worldwide dialysis business, including Fresenius USA, with Grace's health care operations, including National Medical Care, Inc., Grace's principal health care subsidiary ("NMC"), to form a company to be named "Fresenius Medical Care AG" (the "Reorganization"). On May 8, 1996, the Reorganization Agreement was approved and adopted on behalf of Fresenius USA by its Board of Directors.

     The combination of Fresenius AG's worldwide dialysis business with NMC will form the world's largest integrated dialysis company. Fresenius Medical Care AG will be well-positioned to compete vigorously in today's global marketplace. In less than 10 years since the original investment by Fresenius AG in Fresenius USA, we have grown from a struggling peritoneal dialysis company to a profitable business that is a significant competitor in all aspects of the dialysis products business in North America. The strategic combination of Fresenius AG's worldwide dialysis business (including Fresenius USA) with NMC will provide our stockholders with an opportunity to participate in the growth of a newly formed health care company.

     Under the Reorganization Agreement, Fresenius AG will contribute its worldwide dialysis business, including its equity interest in Fresenius USA, to Fresenius Medical Care AG. Fresenius USA will merge with a subsidiary of Fresenius Medical Care AG (the "Fresenius USA Merger") and, after spinning off its non-health care businesses, Grace will merge with another Fresenius Medical Care AG subsidiary (the "Grace Merger").

     The enclosed Joint Proxy Statement-Prospectus asks you and your fellow stockholders to approve the transactions described above, as a result of which you will receive, for each share of Common Stock of Fresenius USA, par value $.01 per share (the "Fresenius USA Common Stock"), you own, approximately 1.112 American Depositary Shares ("ADSs") represented by American Depositary Receipts of Fresenius Medical Care AG. Each ADS represents the right to receive one-third of an ordinary share, nominal value DM 5 per share, of Fresenius Medical Care AG ("FMC Ordinary Shares"). The Reorganization is described in greater detail in the enclosed Joint Proxy Statement-Prospectus. The Joint Proxy Statement-Prospectus is also a prospectus of Fresenius Medical Care AG, and contains detailed information concerning the FMC Ordinary Shares and the ADSs.

     A special committee of independent directors of Fresenius USA (the "Fresenius USA Independent Committee") has reviewed the Reorganization on behalf of its stockholders (other than Fresenius AG and W. R. Grace & Co. and their subsidiaries) and has recommended that such stockholders vote in favor of the Reorganization. The Fresenius USA Independent Committee has also received an opinion from Salomon Brothers Inc, its financial advisor, that the exchange ratio for the exchange of Fresenius USA Common Stock for FMC Ordinary Shares by stockholders of Fresenius USA (other than Fresenius AG and W. R. Grace & Co. and their respective subsidiaries) is fair, from a financial point of view, to such stockholders.

     Approval of the Reorganization requires a favorable vote of two-thirds of the outstanding shares of Fresenius USA Common Stock. Stockholders are entitled to vote all shares of Fresenius USA Common Stock held of record on July 29, 1996, which is the record date for the Fresenius USA Special Meeting. A vote in favor of the proposals authorizing the Reorganization is assured because Fresenius AG, the majority stockholder of Fresenius USA, has agreed to vote for such proposals.

     The Fresenius USA Special Meeting will also consider a proposed amendment to the Fresenius USA 1987 Stock Option Plan described in the Joint Proxy Statement-Prospectus under the heading "AMENDMENT TO THE FRESENIUS USA 1987 STOCK OPTION PLAN," which has already been approved by the Board of Directors. Approval of such amendment requires the favorable vote of a majority of the shares of Fresenius USA Common Stock entitled to vote at the Fresenius USA Special Meeting. Fresenius AG, the majority stockholder, intends to vote for such proposal.

     YOUR BOARD OF DIRECTORS, INCLUDING THE FRESENIUS USA INDEPENDENT COMMITTEE CREATED TO EVALUATE THE REORGANIZATION, UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSALS.

     We urge you to consider carefully these important matters, which are described in the attached Joint Proxy Statement-Prospectus. In order to ensure that your vote is represented at the meeting, please indicate your choice on the proxy, date and sign it, and return it in the enclosed envelope. A prompt response will be appreciated. You may revoke your proxy at any time before exercise.

                                          Sincerely,

                                          /s/ Ben J. Lipps

                                          Ben J. Lipps, Ph.D.
                                          President and Chief Executive Officer

                              FRESENIUS USA, INC.
                             2637 SHADELANDS DRIVE
                         WALNUT CREEK, CALIFORNIA 94598

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON SEPTEMBER 16, 1996

     NOTICE HEREBY IS GIVEN that a Special Meeting of Stockholders of Fresenius USA, Inc., a Massachusetts corporation ("Fresenius USA"), will be held at the 52nd floor conference center of O'Melveny & Myers LLP, 153 East 53rd Street, New York, New York 10022 at 10:00 a.m. local time on September 16, 1996 to consider and vote upon the following matters described in the accompanying Joint Proxy Statement-Prospectus:

     1. To consider and vote upon a proposal to adopt and approve (a) the Agreement and Plan of Reorganization, dated as of February 4, 1996, as it may be supplemented or modified from time to time (the "Reorganization Agreement"), among W. R. Grace & Co., a New York corporation, Fresenius AG, a German corporation ("Fresenius AG") and Fresenius USA and any exhibits thereto to which Fresenius USA is a party, (b) the transactions contemplated thereby (the "Reorganization"), including, without limitation, the merger of FUSA Merger Sub, Inc., a Massachusetts corporation and a wholly owned subsidiary of Fresenius Medical Care AG (a German corporation and a wholly owned subsidiary of Fresenius
AG) with and into Fresenius USA.

     2. To consider and vote upon a proposal to amend Fresenius USA's 1987 Stock Option Plan to fix the maximum number of shares for which options may be granted under such plan to any individual at 1,000,000 shares.

     3. To transact any and all other business that may properly come before the meeting or any adjournments or postponements thereof.

     Only holders of record of Fresenius USA common stock, par value $.01 per share (the "Fresenius USA Common Stock"), at the close of business on July 29, 1996 (the "Record Date"), are entitled to notice of and to vote at such meeting or any adjournments or postponements thereof. Approval of the matters to be voted upon in connection with the Reorganization requires the affirmative vote of two-thirds of the outstanding shares of Fresenius USA Common Stock and approval of the amendment of Fresenius USA's 1987 Stock Option Plan requires the affirmative vote of a majority of the outstanding shares of Fresenius USA Common Stock.

     In accordance with Section 87, Chapter 156B of the General Laws of Massachusetts, holders of Fresenius USA Common Stock are advised as follows with respect to the proposal to approve the Reorganization Agreement and the
Reorganization:

          If the action proposed is approved by the stockholders at the meeting and effected by Fresenius USA, any stockholder (1) who files with Fresenius USA before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and
     (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from Fresenius USA, within twenty days after the date of mailing to the stockholder of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Fresenius USA and any such stockholder shall in such case have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts.

     Reference is made to "THE REORGANIZATION -- Appraisal Rights" in the Joint Proxy Statement-Prospectus and to Sections 85 through 98 of Chapter 156B of the General Laws of Massachusetts, copies of which are attached to the Joint Proxy Statement-Prospectus as Appendix G.

                                          By Order of the Board of Directors

                                          Robert E. Farrell
                                          Clerk

August 2, 1996

                               IMPORTANT NOTICES

PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. YOUR PROXY WILL BE REVOCABLE, EITHER IN WRITING OR BY VOTING IN PERSON AT THE SPECIAL MEETING, AT ANY TIME PRIOR TO ITS EXERCISE.

THE BOARD OF DIRECTORS OF FRESENIUS USA, INCLUDING ALL OF THE MEMBERS OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF FRESENIUS USA, UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO APPROVE THE MATTERS TO BE VOTED UPON AT THE SPECIAL MEETING.

PLEASE DO NOT SEND IN ANY SHARE CERTIFICATES AT THIS TIME.

                             JOINT PROXY STATEMENT

                                       OF

                               W. R. GRACE & CO.
                                      AND

                              FRESENIUS USA, INC.
                            ------------------------

                           FRESENIUS MEDICAL CARE AG
    W. R. GRACE & CO. (TO BE RENAMED FRESENIUS NATIONAL MEDICAL CARE, INC.)
                                   PROSPECTUS

        UP TO 210,000,000 AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE-THIRD OF AN ORDINARY SHARE, NOMINAL VALUE DM 5 PER SHARE, OF FRESENIUS
                                MEDICAL CARE AG

 UP TO 100,000,000 SHARES, PAR VALUE $.10 PER SHARE, OF CLASS D PREFERRED STOCK
   OF W. R. GRACE & CO. (TO BE RENAMED FRESENIUS NATIONAL MEDICAL CARE, INC.)
                            ------------------------

     This Joint Proxy Statement-Prospectus is being furnished to the shareholders of W. R. Grace & Co., a New York corporation ("Grace"), which will be renamed "Fresenius National Medical Care, Inc." ("FNMC"), in connection with the solicitation of proxies by Grace's Board of Directors (the "Grace Board") from holders of shares of Grace common stock ("Grace Common Stock"), and from holders of shares of all classes of Grace preferred stock, par value $100 per share ("Grace Preferred Stock"), for use at a special meeting of shareholders of Grace to be held on September 16, 1996 and at any adjournments or postponements thereof (the "Grace Special Meeting").

     This Joint Proxy Statement-Prospectus also is being furnished to the stockholders of Fresenius USA, Inc., a Massachusetts corporation ("Fresenius USA"), in connection with the solicitation of proxies by Fresenius USA's Board of Directors (the "Fresenius USA Board") from holders of shares of Fresenius USA common stock, par value $.01 per share ("Fresenius USA Common Stock"), for use at a special meeting of stockholders of Fresenius USA to be held on September 16, 1996 and at any adjournments or postponements thereof (the "Fresenius USA Special Meeting" and, together with the Grace Special Meeting, the "Special Meetings").

                                                        (Continued on next page)

                            ------------------------

ATTACHED AS ANNEX A TO THE VERSION OF THIS JOINT PROXY STATEMENT-PROSPECTUS BEING FURNISHED TO GRACE SHAREHOLDERS IS THE NEW GRACE PROSPECTUS. SEE THE NEW GRACE PROSPECTUS FOR CERTAIN MATTERS RELEVANT TO OWNERSHIP OF NEW GRACE SECURITIES.

SEE "RISK FACTORS" AT PAGE 21 FOR A DISCUSSION OF CERTAIN RISKS RELATING TO THE SECURITIES OFFERED HEREBY. SEE "SUMMARY--THE REORGANIZATION" AND
"--CONSIDERATION TO SHAREHOLDERS" AT PAGE 2 FOR A SUMMARY OF THE REORGANIZATION.

THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT-PROSPECTUS
  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
     COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
        UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY
          STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
            IS A CRIMINAL OFFENSE.
                            ------------------------

      The date of this Joint Proxy Statement-Prospectus is August 2, 1996.

(Continued from front cover)
     This Joint Proxy Statement-Prospectus relates to, among other matters, proposals that the shareholders of Grace and Fresenius USA adopt and approve the Agreement and Plan of Reorganization, dated February 4, 1996 and the agreements that are exhibits thereto (all as supplemented or modified from time to time, the "Reorganization Agreement"), by and between Grace, Fresenius AG ("Fresenius AG"), a German corporation and the beneficial owner of approximately 70.6% of the outstanding Fresenius USA Common Stock, and Fresenius USA, and the transactions contemplated thereby. This Joint Proxy Statement - Prospectus also relates to certain related matters, including, in the case of Grace, proposed amendments to Grace's Certificate of Incorporation (the "Grace Amendment") to change its name from "W. R. Grace & Co." to "Fresenius National Medical Care, Inc." and to establish a new class of Grace Preferred Stock (the "New Preferred Shares"); and, in the case of Fresenius USA, a proposed amendment (the "Fresenius USA Plan Amendment") to the Fresenius USA 1987 Stock Option Plan (the "Fresenius USA Plan").

     The Reorganization Agreement provides for the combination of the worldwide dialysis business of Fresenius AG, including Fresenius USA ("Fresenius Worldwide Dialysis"), and the health care business of Grace conducted by Grace's wholly owned subsidiary, National Medical Care, Inc., a Delaware corporation ("NMC"), to form Fresenius Medical Care AG, a German corporation ("Fresenius Medical Care"). The combination to be effected pursuant to the Reorganization Agreement and the other transactions contemplated thereby are collectively referred to in this Joint Proxy Statement-Prospectus as the "Reorganization."

     The Reorganization will be effected as follows.

          The Contribution of FWD. Pursuant to the Contribution Agreement, dated February 4, 1996 (the "Contribution Agreement"), among Fresenius AG, Sterilpharma GmbH, a wholly owned subsidiary of Fresenius AG and the predecessor of Fresenius Medical Care, and W. R. Grace & Co.-Conn., a wholly owned subsidiary of Grace ("Grace Chemicals"), Fresenius AG will contribute its worldwide dialysis business, including its entire direct and indirect ownership interest in Fresenius USA (the "Contribution"), to Fresenius Medical Care in consideration of the issuance of approximately 35,210,000 ordinary shares, nominal value DM 5 per share, of Fresenius Medical Care ("FMC Ordinary Shares").

          The Distribution of New Grace. On the date of the Reorganization, pursuant to the Distribution Agreement, dated February 4, 1996, among Grace, Grace Chemicals and Fresenius AG (the "Distribution Agreement"), Grace will spin off Grace Holding, Inc., a Delaware corporation and a wholly owned subsidiary of Grace ("New Grace"), which will hold all of Grace's assets and liabilities other than those of NMC (the "Distribution").

          The Recapitalization. Immediately following the Distribution, Grace will be recapitalized so that each holder of shares of Grace Common Stock will receive one New Preferred Share for each share of Grace Common Stock (the "Recapitalization"). Following the Reorganization, all shares of Grace Preferred Stock, including the New Preferred Shares, will remain outstanding as shares of FNMC.

          The Mergers. On the date of the Reorganization, a wholly owned New York subsidiary of Fresenius Medical Care ("Grace Merger Sub") will be merged with and into Grace, with Grace the surviving corporation (the "Grace Merger"); and a wholly owned Massachusetts subsidiary of Fresenius Medical Care ("FUSA Merger Sub") will be merged with and into Fresenius USA, with Fresenius USA the surviving corporation (the "Fresenius USA Merger" and, collectively with the Grace Merger, the "Mergers"). In the Grace Merger, all shares of Grace Common Stock outstanding will be cancelled and the holders of Grace Common Stock (other than any Grace Common Stock owned by Fresenius AG, Fresenius USA, Grace or their respective subsidiaries, and other than Grace Common Stock as to which appraisal rights have been asserted and not withdrawn or otherwise lost) will receive approximately 1.013 American Depositary Shares ("ADSs") represented by American Depositary Receipts ("ADRs"), each representing one-third of an FMC Ordinary Share, for each share of Grace Common Stock held by them based upon the number of shares of, and options with respect to, Grace Common Stock outstanding as of July 15, 1996; Grace Preferred Stock will not be exchanged for FMC Ordinary Shares in the Grace Merger. In the Fresenius USA Merger, all shares of Fresenius USA Common Stock outstanding will be cancelled and the holders of Fresenius USA Common Stock (other than Fresenius USA Common Stock owned by Fresenius AG, Fresenius USA, Grace or their respective subsidiaries, and other than Fresenius USA Common Stock as to which appraisal rights have been asserted and not withdrawn or otherwise lost) will receive approximately 1.112 ADSs, represented by ADRs, each representing one-third of an FMC Ordinary Share, per share of Fresenius USA Common Stock held by them.

(Continued from front cover)
          The Contribution of Fresenius USA. As promptly as practicable following the Mergers, Fresenius Medical Care will contribute Fresenius USA to FNMC.

     Grace does not intend to effect the Distribution in the event that the Reorganization (including the Distribution and the Grace Merger) is not approved at the Grace Meeting. Following the Reorganization, it is expected that shares of New Grace Common Stock will be listed on the New York Stock Exchange, Inc. (the "NYSE"). It is also expected that the ADSs will be listed on the NYSE. Following the Reorganization, FNMC intends to seek to list the New Preferred Shares on a national stock exchange. However, no assurance can be given that the New Preferred Shares will satisfy the listing criteria of any such exchange. The Reorganization Agreement, the text of the Grace Amendment and the text of the Fresenius USA Plan, as amended by the proposed Fresenius USA Plan Amendment are attached to this Joint Proxy Statement-Prospectus as Appendices A, B and E, respectively.

     The following table summarizes what the shareholders of Grace and Fresenius USA will receive in the Reorganization:

    one share of:                          will be entitled to receive:
    Grace Common Stock, which had a        Approximately 1,013 ADSs, each ADS
          closing price on August 1,          representing one-third
          1996 in NYSE composite              of an FMC Ordinary Share
          trading of $63 1/4                 (based upon the number of
                                              shares of, and options with
                                              respect to, Grace Common Stock
                                              outstanding as of July 15, 1996)
                                           One New Preferred Share
                                           One share of New Grace Common Stock
    Fresenius USA Common Stock, which      Approximately 1.112 ADSs, each
          had a closing price on           ADS representing one-third of an
          August 1, 1996 in AMEX           FMC Ordinary Share
          composite trading of $19

     Shares of Grace Preferred Stock will remain outstanding following the Reorganization.

     In connection with approval of the Reorganization by the Grace Board, the Grace Board received opinions from CS First Boston and Merrill Lynch to the effect that, in the opinion of such firms, as of February 4, 1996, the terms of the Distribution Payment and the Grace Merger, taken together, were fair, from a financial point of view, to the holders of Grace Common Stock. In connection with these opinions, these firms performed a variety of financial and comparative analyses which included, among other things, valuation analyses with respect to Fresenius Medical Care and NMC and made a presentation to the Grace Board. Such opinions and presentation are based on certain assumptions and are subject to certain limitations. Such opinions and presentation are described herein under "BACKGROUND AND REASONS" at pages 37 through 57, and the opinions of CS First Boston and Merrill Lynch are set forth in full in Appendix C hereto.

     In connection with approval of the Reorganization by the Fresenius USA Board, the Fresenius USA Independent Committee received an opinion from Salomon Brothers to the effect that, in the opinion of such firm, as of May 8, 1996, the exchange ratio of 0.37067735 FMC Ordinary Shares to be issued in exchange for each share of Fresenius USA Common Stock held by the stockholders of Fresenius USA (other than Fresenius AG and Grace and their respective subsidiaries) was fair, from a financial point of view, to the holders of Fresenius USA Common Stock (other than Fresenius AG and Grace and their respective subsidiaries). In connection with this opinion, Salomon Brothers performed a variety of financial and comparative analyses which included, among other things, valuation analyses with respect to Fresenius

Medical Care and Fresenius USA and made a presentation to the Fresenius USA Independent Committee. Such opinion and presentation are based on certain assumptions and are subject to certain limitations. Such opinion and presentation are described herein under "BACKGROUND AND REASONS" at pages 47 through 57, and the opinion of Salomon Brothers is set forth in full in Appendix D hereto.

     See the "INDEX OF DEFINED TERMS" at page 245 for the locations of the definitions of capitalized terms used in this Joint Proxy Statement-Prospectus. (End of front cover)

                             AVAILABLE INFORMATION

     Each of Grace and Fresenius USA is (and, following the Reorganization, FNMC and Fresenius Medical Care will be) subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, each files (and FNMC and Fresenius Medical Care will file) reports and other information with the Securities and Exchange Commission (the "Commission"). The reports and other information filed by Grace and Fresenius USA (and to be filed by FNMC and Fresenius Medical Care) with the Commission can be inspected and copied at the Commission's public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities in the Commission's regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048; and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements, and other information concerning Fresenius USA may be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10005. Reports and other information concerning Grace prior to the Reorganization (and, following the Reorganization, Fresenius Medical Care) may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Registration Statements have been filed pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering the ADSs representing FMC Ordinary Shares issuable in the Reorganization and the New Preferred Shares issuable in the Recapitalization (including exhibits and amendments thereto, collectively, the "Registration Statement"). This Joint Proxy Statement-Prospectus constitutes both the Joint Proxy Statement of Grace and Fresenius USA relating to the solicitation of proxies for use at their respective Special Meetings and the Prospectus for the ADSs and the New Preferred Shares filed as part of the Registration Statement. All information in the Registration Statement regarding Grace and its subsidiaries has been provided by Grace, all information regarding Fresenius USA has been provided by Fresenius USA, and all information regarding Fresenius AG or its worldwide dialysis business other than Fresenius USA has been provided by Fresenius AG. New Grace has filed with the Commission a registration statement on Form S-1 (including exhibits and amendments thereto, the "New Grace Registration Statement"), which includes a Prospectus (the "New Grace Prospectus"), pursuant to the Exchange Act covering the shares of common stock, par value $.01 per share (the "New Grace Common Stock"), issuable in the Distribution. The New Grace Prospectus is attached as Annex A to the version of this Joint Proxy Statement-Prospectus being furnished to Grace shareholders. None of Fresenius AG, Fresenius USA or Fresenius Medical Care has participated in the preparation of the New Grace Prospectus, has any independent knowledge of the matters set forth therein (except to the extent such documents contain excerpts from this Joint Proxy Statement-Prospectus without material change) or takes any responsibility for any information contained therein. This Joint Proxy Statement-Prospectus and the proxies are first being provided to shareholders of Grace and Fresenius USA on or about August 5, 1996.

     This Joint Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statements covering the securities offered hereby which Fresenius Medical Care and Grace have filed with the Commission, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which portions reference is hereby made for further information with respect to Fresenius Medical Care, Grace and the securities offered hereby, but all material terms of each such document are described herein. Statements contained herein concerning any documents are not necessarily complete; in each instance, reference is made to the copies of such documents filed as exhibits to the Registration Statement, and each such statement is qualified in its entirety by such reference. This Joint Proxy Statement-Prospectus also does not contain all of the information regarding New Grace set forth in the New Grace Registration Statement. See "ADDITIONAL INFORMATION" in the New Grace Prospectus attached as Annex A to the version of this Joint Proxy Statement-Prospectus being furnished to Grace shareholders.

     FOLLOWING THE REORGANIZATION, FRESENIUS MEDICAL CARE WILL PREPARE ANNUAL AND QUARTERLY REPORTS WHICH WILL BE DISTRIBUTED TO ITS SHAREHOLDERS. FRESENIUS MEDICAL CARE'S ANNUAL REPORTS WILL CONTAIN FINANCIAL STATEMENTS EXAMINED AND REPORTED UPON, WITH OPINIONS EXPRESSED, BY FRESENIUS MEDICAL CARE'S AUDITORS. THE CONSOLIDATED FINANCIAL STATEMENTS OF FRESENIUS MEDICAL CARE INCLUDED IN SUCH ANNUAL AND QUARTERLY REPORTS

WILL BE PREPARED IN CONFORMITY WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP"), AND SUCH OPINIONS OF FRESENIUS MEDICAL CARE'S AUDITORS WILL BE AS TO PREPARATION IN CONFORMITY WITH US GAAP. See "DESCRIPTION OF THE POOLING AGREEMENT." Fresenius Medical Care will also file annual reports with the Commission on Form 20-F, which will be made available to Morgan Guaranty Trust Company of New York, as depositary (the "Depositary") with respect to the ADSs and ADRs evidencing such ADSs. The first such report is expected to be issued with regard to the fiscal year ending December 31, 1996. Fresenius Medical Care will file its quarterly reports with the Commission under cover of Form 6-K.

     Fresenius Medical Care will also furnish the Depositary with all notices of shareholder meetings and other reports and communications that are made generally available to shareholders of Fresenius Medical Care. The Depositary will, to the extent permitted by law, arrange for the transmittal to the registered holders of ADRs of all notices, reports and communications provided by Fresenius Medical Care, and will make such notices, reports and communications, together with the governing instruments affecting the FMC Ordinary Shares and amendments thereto, available for inspection by registered holders of ADRs at the principal office of the Depositary in New York, presently located at 60 Wall Street, New York, New York 10260.

     Following the Reorganization, in addition to Annual Reports on Form 20-F and quarterly reports, Fresenius Medical Care intends to file with the Commission materials with respect to its annual meeting of shareholders and any special meeting of shareholders under cover of Form 6-K. Such materials will also be made available to the Depositary which will forward such materials with requests for voting instructions to all registered holders of ADRs in accordance with the terms of the Deposit Agreement described under "DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS." See "DESCRIPTION OF THE POOLING AGREEMENT." Fresenius Medical Care intends to provide in such materials information generally comparable to that which would be provided to shareholders of a U.S. corporation in a proxy statement filed with the Commission, except that certain information including information relating to Fresenius Medical Care's management, executive compensation and options, beneficial ownership of Fresenius Medical Care securities and certain related party transactions will be provided in accordance with the disclosure requirements applicable to "foreign private issuers," as defined in the Commission's rules.

     Following the completion of the Reorganization, by virtue of the issuance of the New Preferred Shares pursuant to the Recapitalization, FNMC will continue to be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will continue to file reports, proxy statements and other information with the Commission and any stock exchange on which such shares are listed or quoted.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF FRESENIUS MEDICAL CARE, FRESENIUS USA, FRESENIUS AG, GRACE OR NEW GRACE CONCERNING THE FMC ORDINARY SHARES, THE ADSS, THE NEW PREFERRED SHARES, THE NEW GRACE COMMON STOCK OR ANY OF THE MATTERS BEING CONSIDERED AT EITHER SPECIAL MEETING IF NOT CONTAINED IN OR APPENDED TO THIS JOINT PROXY STATEMENT-PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT-PROSPECTUS OR THE NEW GRACE PROSPECTUS WHICH IS ATTACHED AS ANNEX A TO THE VERSION OF THIS JOINT PROXY STATEMENT-PROSPECTUS BEING FURNISHED TO GRACE SHAREHOLDERS, OR THE SOLICITATION OF A PROXY, BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER, OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION.

NOTICE PURSUANT TO NEW HAMPSHIRE LAW: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON,

SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     THIS JOINT PROXY STATEMENT-PROSPECTUS AND THE NEW GRACE PROSPECTUS INCORPORATE BY REFERENCE DOCUMENTS NOT INCLUDED HEREIN OR THEREIN OR DELIVERED HEREWITH OR THEREWITH. DOCUMENTS RELATING TO FRESENIUS USA, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED HEREIN, ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE CLERK, FRESENIUS USA, INC., 2637 SHADELANDS DRIVE, WALNUT CREEK, CALIFORNIA 94598. TELEPHONE REQUESTS MAY BE DIRECTED TO (510) 295-0200. DOCUMENTS RELATING TO GRACE AND NEW GRACE, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED HEREIN OR IN THE NEW GRACE PROSPECTUS, ARE AVAILABLE WITHOUT CHARGE UPON REQUEST IN WRITING TO W. R. GRACE & CO. CORPORATE COMMUNICATIONS, ONE TOWN CENTER ROAD, BOCA RATON, FLORIDA 33486-1010. TELEPHONE REQUESTS MAY BE DIRECTED TO (407) 362-2300. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 9, 1996.

     The following documents filed with the Commission by Fresenius USA (File No. 1-8350) are incorporated herein by reference: (a) Fresenius USA's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and (b) Fresenius USA's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     The following documents filed with the Commission by Grace (File No. 1-3720) are incorporated herein by reference: (a) Grace's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (b) Grace's Current Reports on Form 8-K dated April 15, May 6 and July 11, 1996 and (c) Grace's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     All documents filed by either Fresenius USA or Grace pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

                      ENFORCEABILITY OF CIVIL LIABILITIES
                       UNDER THE FEDERAL SECURITIES LAWS

     Fresenius Medical Care is a corporation organized under the laws of Germany. Certain of Fresenius Medical Care's directors and executive officers and certain of the experts named herein are residents of Germany. A substantial portion of the assets of Fresenius Medical Care and of such individuals is located outside the U.S. As a result, it may be difficult or impossible for investors to effect service of process upon such persons within the U.S. with respect to matters arising under the U.S. federal securities laws or to enforce against them in U.S. courts judgments of such courts predicated upon the civil liability provisions of such federal securities laws. Fresenius Medical Care has been advised by its German counsel, Norr, Stiefenhofer & Lutz, that there may be doubt as to the enforceability in Germany, in original actions, of liabilities predicated on the U.S. federal securities laws and that in Germany both recognition and enforcement of court judgments with respect to civil liability provisions of U.S. federal securities laws are solely governed by the provisions of the German Civil Procedure Code (Zivilprozessordnung or ZPO). In some cases, especially when according to the German statutory provisions the international jurisdiction of the U.S. court will not be recognized or the judgment conflicts with basic principles (e.g., the restriction to compensatory damages and limited pre-trial discovery) of German law, the U.S. judgment might not be recognized by a German court. The service of process in U.S. proceedings on persons in Germany is regulated by a multilateral treaty guaranteeing service of writs and other legal documents in civil cases if the current address of the defendant is known.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................    i
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.....................................  iii
ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS.................  iii
SUMMARY...............................................................................    1
  The Companies.......................................................................    1
  The Reorganization..................................................................    2
  Consideration to Shareholders.......................................................    2
  The Special Meetings................................................................    5
  Recommendations of the Boards of Directors..........................................    6
  The Reorganization Agreement........................................................    8
  Certain Federal Income Tax Consequences.............................................   11
  Appraisal Rights....................................................................   11
  New Preferred Shares................................................................   12
  Certain Effects of the Reorganization on the Rights of Grace Shareholders and
     Fresenius USA Stockholders.......................................................   12
  Certain Considerations..............................................................   12
  Markets and Market Prices...........................................................   13
  Summary Selected Special-Purpose, Consolidated Financial Information of Grace.......   15
  Summary Selected Historical Financial Information of Fresenius Worldwide Dialysis...   16
  Summary Selected Historical Financial Information of Fresenius USA..................   17
  Summary Selected Unaudited Pro Forma Financial Information of Fresenius Medical
     Care.............................................................................   18
  Comparative Per Share Data..........................................................   19
RISK FACTORS..........................................................................   21
  Risks Relating to the Business of Fresenius Medical Care............................   21
  Risks Relating to Regulatory Matters................................................   23
  Other Risks.........................................................................   28
THE SPECIAL MEETINGS..................................................................   33
  General.............................................................................   33
  Date, Place and Time................................................................   33
  Record Dates........................................................................   33
  Votes Required......................................................................   34
  Voting and Revocation of Proxies....................................................   35
  Solicitation of Proxies.............................................................   36
  Grace Amendment.....................................................................   36
BACKGROUND AND REASONS................................................................   37
  Background of the Reorganization; Reasons for the Recommendation of the Grace
     Board............................................................................   37
  Background of the Reorganization; Reasons for the Recommendation of the Fresenius
     USA Board........................................................................   47
  Recommendation of the Fresenius USA Independent Committee and the Board of
     Directors........................................................................   50
THE REORGANIZATION....................................................................   58
  The Reorganization Agreement........................................................   58
  Consideration to Shareholders.......................................................   60
  Effective Time......................................................................   61
  Recommendation of the Grace Board; Non-Solicitation.................................   61
  Termination Fees....................................................................   62
  Expenses............................................................................   62
  Termination.........................................................................   63
  Conduct of Business Prior to Effective Time; Certain Covenants......................   63
  Employee Benefits...................................................................   65
  Conditions..........................................................................   65
  Waiver and Amendment................................................................   67
  The Contribution Agreement..........................................................   67
  The Distribution Agreement..........................................................   68
  The Grace Tax Sharing and Indemnification Agreement.................................   68
  The Fresenius Tax Indemnification Agreement.........................................   69
  Additional Agreements of Fresenius USA..............................................   69
  Continuing Arrangements between Fresenius Medical Care and Fresenius AG.............   70
  Accounting Treatment................................................................   73
  Appraisal Rights....................................................................   73

                                                                                        PAGE
                                                                                        ----
  Exchange of Certificates............................................................   78
BUSINESS OF FRESENIUS MEDICAL CARE....................................................   80
     General..........................................................................   80
     Renal Industry Overview..........................................................   80
     Strategy.........................................................................   83
  Business of Fresenius Worldwide Dialysis............................................   86
     Fresenius AG.....................................................................   86
     Fresenius Worldwide Dialysis.....................................................   87
     Fresenius Worldwide Dialysis Products............................................   88
     Marketing, Distribution and Service..............................................   91
     Manufacturing Operations and Sources of Supply...................................   92
     International Development........................................................   93
     Research and Development.........................................................   93
     Patents, Trademarks and Licenses.................................................   94
     Competition......................................................................   94
     Employees........................................................................   95
     Properties.......................................................................   95
     Litigation.......................................................................   96
  Business of Fresenius USA...........................................................   96
     Fresenius USA....................................................................   96
     History..........................................................................   97
     Fresenius USA Products...........................................................   98
     Marketing, Distribution and Service..............................................   99
     Manufacturing Operations and Sources of Supply...................................  100
     Research and Development.........................................................  101
     Patents, Trademarks and Licenses.................................................  102
     Competition......................................................................  102
     Employees........................................................................  102
     Properties.......................................................................  103
     Material Contracts between Fresenius AG and Fresenius USA........................  103
  Business of NMC.....................................................................  105
     W. R. Grace & Co. ...............................................................  105
     Overview.........................................................................  105
     DSD Operations...................................................................  106
     Medical Products Group...........................................................  111
     NMC Homecare.....................................................................  112
     Competition......................................................................  115
     Employees........................................................................  117
     Properties.......................................................................  117
  Regulatory and Legal Matters........................................................  118
     Regulatory Overview..............................................................  118
     Product Regulation...............................................................  119
     Facilities and Operational Regulation............................................  121
     Reimbursement....................................................................  122
     Anti-kickback Statute, False Claims Act, Stark Law and Fraud and Abuse Laws......  127
     Legal and Regulatory Proceedings.................................................  130
     Health Care Reform...............................................................  142
     Changes in the Health Care Industry..............................................  142
GRACE SPECIAL-PURPOSE SELECTED FINANCIAL DATA.........................................  144
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  -- NMC..............................................................................  145
     Overview.........................................................................  145
     Results of Operations............................................................  146
     Liquidity and Capital Resources..................................................  149
SELECTED FINANCIAL DATA OF FRESENIUS WORLDWIDE DIALYSIS...............................  152
SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN GERMAN AND U.S. GENERALLY ACCEPTED
  ACCOUNTING PRINCIPLES...............................................................  153
     Goodwill and Business Acquisitions...............................................  153
     Capitalization of Interest.......................................................  153
     Leasing..........................................................................  153
     Recording of Provisions, Reserves, Valuation Adjustments.........................  153
     Pensions and Similar Obligations.................................................  154

                                                                                        PAGE
                                                                                        ----
     Foreign Currency.................................................................  154
     Deferred Taxes...................................................................  154
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  -- FRESENIUS WORLDWIDE DIALYSIS.....................................................  155
     Overview.........................................................................  155
     Results of Operations............................................................  157
     Liquidity and Capital Resources..................................................  160
SELECTED FINANCIAL DATA OF FRESENIUS USA..............................................  163
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  -- FRESENIUS USA....................................................................  164
     Overview.........................................................................  164
     Results of Operations............................................................  166
     Liquidity and Capital Resources..................................................  168
FRESENIUS MEDICAL CARE AG UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  INFORMATION.........................................................................  170
MANAGEMENT OF FRESENIUS MEDICAL CARE..................................................  178
  General.............................................................................  178
  The Supervisory Board...............................................................  178
  Members of the FMC Supervisory Board................................................  178
  FMC Supervisory Board Compensation..................................................  179
  FMC Management Board and Certain Other Executive Officers...........................  179
  Compensation of the FMC Management Board and Certain Other Executive Officers.......  182
  Stock Option Plan...................................................................  183
SECURITY OWNERSHIP....................................................................  185
  Security Ownership of Certain Beneficial Owners and Management of Fresenius Medical
     Care.............................................................................  185
  Security Ownership of Certain Beneficial Owners and Management of Fresenius AG......  185
  Security Ownership of Certain Beneficial Owners and Management of Fresenius USA.....  186
INTERESTS OF CERTAIN PERSONS..........................................................  188
  Other Interests in the Reorganization...............................................  188
FRESENIUS USA EXECUTIVE COMPENSATION..................................................  189
  Summary Compensation................................................................  189
  Securities Repurchases..............................................................  191
  Compensation Committee Interlocks and Insider Participation.........................  193
  Indemnification Agreements..........................................................  193
FINANCING.............................................................................  194
  NMC Credit Agreement................................................................  194
  Other Indebtedness..................................................................  196
CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS TO GRACE AND GRACE
  SHAREHOLDERS........................................................................  197
  Consequences of the Distribution....................................................  197
  Consequences of the Recapitalization................................................  198
  Consequences of the Grace Merger....................................................  199
CERTAIN INCOME TAX CONSEQUENCES OF THE TRANSACTIONS TO HOLDERS OF FRESENIUS USA COMMON
  STOCK...............................................................................  201
  U.S. Federal Income Tax Consequences of the Merger..................................  201
  U.S. and German Tax Consequences of Holding FMC Ordinary Shares or ADSs.............  201
  Other Tax Consequences..............................................................  204
DESCRIPTION OF NEW PREFERRED SHARES...................................................  206
  General.............................................................................  206
  Dividends...........................................................................  206
  Adjustments.........................................................................  208
  Voting Rights.......................................................................  208
  Optional Redemption.................................................................  209
  Preemptive Rights...................................................................  209
DESCRIPTION OF CAPITAL STOCK OF FRESENIUS MEDICAL CARE................................  210
  General.............................................................................  210
  Absence of a Public Market..........................................................  210
  Dividend Rights.....................................................................  210
  Liquidation Rights..................................................................  211
  Preemptive Rights...................................................................  211

                                                                                        PAGE
                                                                                        ----
  Voting Rights.......................................................................  211
  FMC Preferred Shares................................................................  212
  Exchange Controls and Other Limitations.............................................  213
DESCRIPTION OF THE POOLING AGREEMENT..................................................  214
  General.............................................................................  214
  Independent Directors...............................................................  214
  Extraordinary Transactions..........................................................  214
  Interested Transactions.............................................................  214
  Disposition of Voting Shares; Take-along Rights.....................................  214
  Listing of American Depositary Shares; SEC Filings..................................  215
  Term................................................................................  216
  Amendment...........................................................................  216
  Enforcement; Governing Law..........................................................  216
  Directors and Officers..............................................................  216
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS...........................................  217
  Deposit, Transfer and Withdrawal....................................................  217
  Distributions on Deposited Securities...............................................  218
  Disclosure of Interests.............................................................  220
  Record Dates........................................................................  220
  Voting of Deposited Securities......................................................  220
  Inspection of Transfer Books........................................................  221
  Reports and Other Communications....................................................  221
  Changes Affecting Deposited Securities..............................................  221
  Amendment and Termination of Deposit Agreement......................................  222
  Charges of Depositary...............................................................  222
  Liability of Holders for Taxes......................................................  223
  General Limitations.................................................................  223
  Governing Law.......................................................................  224
  Morgan Guaranty Trust Company of New York...........................................  224
COMPARISON OF CERTAIN RIGHTS OF SHAREHOLDERS OF GRACE AND FRESENIUS USA...............  225
  Duties of Directors.................................................................  225
  Size and Classification of the Board of Directors...................................  226
  Removal of Directors; Filling Vacancies on the Board of Directors...................  227
  Shareholder Nominations.............................................................  228
  Action by Written Consent...........................................................  229
  Meetings of Shareholders............................................................  229
  Shareholder Proposals...............................................................  230
  Required Vote for Authorization of Certain Actions..................................  230
  Amendment of Corporate Charter and By-laws..........................................  231
  Appraisal Rights....................................................................  231
  Fair Price and Anti-Greenmail Provisions............................................  232
  Stock Rights Plan...................................................................  232
  State Anti-takeover Statutes........................................................  233
  Limitation on Directors' Liability..................................................  234
  Indemnification of Officers and Directors...........................................  235
  Cumulative Voting...................................................................  235
  Conflict-of-Interest Transactions...................................................  236
  Dividends and Other Distributions...................................................  236
  Issuance of Rights or Options to Purchase Shares to Directors, Officers and
     Employees........................................................................  237
  Loans to Directors..................................................................  237
  Class Action Suits..................................................................  238
  Shareholder Derivative and Breach of Fiduciary Duty Suits...........................  238
  Right to Inspect Corporate Books and Records; Right to Inspect Shareholder Lists....  239
  SEC Reporting.......................................................................  240
AMENDMENT TO THE FRESENIUS USA 1987 STOCK OPTION PLAN.................................  241
  The Fresenius USA Plan..............................................................  241
  Terms of the Grant to Dr. Lipps.....................................................  242
  Effect of the Amendment.............................................................  242
EXPERTS...............................................................................  243
VALIDITY OF SHARES....................................................................  243
SUBMISSION OF SHAREHOLDER PROPOSALS...................................................  244

                                                                                        PAGE
                                                                                        ----
INDEX OF DEFINED TERMS................................................................  245
INDEX OF FINANCIAL STATEMENTS.........................................................  F-1
Appendix A    -  Reorganization Agreement
Appendix B    -  Form of Certificate of Amendment of the Certificate of Incorporation of W. R.
                 Grace & Co.
Appendix C    -  Merrill Lynch and CS First Boston Fairness Opinions
Appendix D    -  Salomon Brothers Fairness Opinion
Appendix E    -  Fresenius USA 1987 Stock Option Plan
Appendix F    -  Sections 910 and 623 of the NYBCL
Appendix G    -  Sections 85 through 98 of the MBCL
Appendix H    -  Letter Agreement, dated May 8, 1996, among Fresenius AG, Fresenius USA and
                 Grace
Appendix I    -  Agreement, dated May 8, 1996 between Fresenius AG and Fresenius USA
Annex A          Grace Holding, Inc. Prospectus (included only with copies of this Joint Proxy
                 Statement-Prospectus being furnished to shareholders of Grace)

                                    SUMMARY

     The following summary is not intended to be complete and is qualified in all respects by the more detailed information included in this Joint Proxy Statement-Prospectus, the Appendices hereto and the documents incorporated herein by reference. Shareholders are urged to read carefully this Joint Proxy Statement-Prospectus, including the Appendices hereto and the documents incorporated herein by reference, in their entirety. In addition, Grace shareholders are urged to read the New Grace Prospectus attached as Annex A to the version of this Joint Proxy Statement-Prospectus furnished to Grace shareholders.

THE COMPANIES

  GRACE

     Grace, through its subsidiaries, is primarily engaged in the packaging and specialty chemicals businesses on a worldwide basis and, through NMC, in specialized health care activities. In the Reorganization, Grace will spin off New Grace, containing all of its businesses other than NMC. At such time, Grace's name will be changed to "Fresenius National Medical Care, Inc." and New Grace's name will be changed to "W. R. Grace & Co."

     NMC is primarily engaged in (a) providing kidney dialysis services, (b) manufacturing and distributing products and equipment for dialysis treatment and performing clinical laboratory testing and other medical services, and (c) providing home infusion, home respiratory therapy and home health services. NMC operates through three principal business units: the Dialysis Services Division ("DSD"), the Medical Products Group ("MPG"), and the NMC Homecare Division ("NMC Homecare"). NMC's address is Reservoir Place, 1601 Trapelo Road, Waltham, Massachusetts 02154, and its telephone number is (617) 466-9850.

     Grace's address is One Town Center Road, Boca Raton, Florida 33486-1010 and its telephone number is (407) 362-2000. Following the Reorganization, FNMC's address and telephone number will become those of NMC listed above.

  FRESENIUS AG

     Fresenius AG is a German corporation which develops, manufactures and distributes pharmaceuticals and medical systems products and services on a global basis. Fresenius AG conducts business in four operating divisions:
Fresenius Worldwide Dialysis, Pharmaceuticals Division, Intensive Care and Diagnostics Division, and Project Business Division. Fresenius Worldwide Dialysis develops, manufactures and distributes dialysis systems products for the treatment of patients suffering from kidney failure, including dialysis machines, dialyzers, bloodlines, hemodialysis concentrates and peritoneal dialysis solutions. Fresenius AG's address is Borkenberg 14, 61440 Oberursel, Germany (near Frankfurt), and its telephone number is 011-49-6171-600.

  FRESENIUS USA

     Fresenius USA is a manufacturer and the exclusive North American distributor of Fresenius Worldwide Dialysis' products. Fresenius AG is the beneficial owner of approximately 70.6% of the outstanding Fresenius USA Common Stock. See "SECURITY OWNERSHIP." Fresenius USA's address is 2637 Shadelands Drive, Walnut Creek, California 94598, and its telephone number is (510) 295-0200.

  FRESENIUS MEDICAL CARE

     Fresenius Medical Care will be the world's largest integrated dialysis products and services company. Fresenius Medical Care will combine Fresenius Worldwide Dialysis, a leading international provider of a complete line of dialysis products with a commitment to technological superiority and innovation, with NMC, a leading provider of dialysis services which has a commitment to quality clinical treatment. Following consummation of the Reorganization, Fresenius Medical Care will have its corporate headquarters at Borkenberg 14, 61440 Oberursel, Germany (near Frankfurt).

THE REORGANIZATION

     The following transactions are to be consummated in connection with the
Reorganization:

     - Fresenius AG will contribute Fresenius Worldwide Dialysis including its shares of Fresenius USA, to Fresenius Medical Care.

     - The Reorganization Agreement provides that NMC will enter into the NMC Credit Agreement and, on the Effective Date, borrow an amount sufficient to finance the payment to, and the assumption of indebtedness of, Grace Chemicals such that the Debt of Grace on a consolidated basis, at the Effective Time, will not exceed $2.263 billion, subject to adjustment as provided in the Reorganization Agreement.

     - Grace Chemicals will then distribute the capital stock of NMC to Grace, as a result of which Grace Chemicals and NMC will be sister companies.

     - Immediately thereafter, Grace will contribute the capital stock of Grace Chemicals to New Grace and effect the Distribution.

     - Immediately following the Distribution, Grace will effect the Recapitalization, in which each holder of Grace Common Stock will hold thereafter one share of Grace Common Stock and one New Preferred Share for each share of Grace Common Stock held.

     - Immediately following the Recapitalization, each of Grace and Fresenius USA will merge with wholly owned subsidiaries of Fresenius Medical Care.

     - As promptly as practicable following the Mergers, Fresenius Medical Care will contribute Fresenius USA to FNMC.

CONSIDERATION TO SHAREHOLDERS

     In the Reorganization, Fresenius AG and shareholders of Grace and Fresenius USA will receive the following consideration:

  FRESENIUS AG

     - Fresenius Worldwide Dialysis, including all Fresenius USA Common Stock held by Fresenius AG or its subsidiaries, will be contributed to Fresenius Medical Care in exchange for FMC Ordinary Shares representing approximately 50.3% of all FMC Ordinary Shares outstanding, on a fully diluted basis, immediately following the Reorganization.

  GRACE COMMON SHAREHOLDERS

     - The closing price of Grace Common Stock in NYSE composite trading on August 1, 1996 was $63 1/4 per share.

     - Each holder of Grace Common Stock issued and outstanding at the time of Distribution (the "Time of Distribution") will receive one share of New Grace Common Stock in the Distribution.

     - Each holder of Grace Common Stock issued and outstanding after the Time of Distribution will receive one New Preferred Share.

     - Holders of shares of Grace Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Grace Common Stock owned by Fresenius AG or its subsidiaries, Fresenius USA or its subsidiaries or any Grace subsidiary, any shares of Grace Common Stock held in Grace's treasury or any shares of Grace Common Stock dissenting from the Reorganization), and NMC employees who are holders of options with respect to Grace Common Stock will be allocated 44.8% of the FMC Ordinary Shares outstanding on a fully diluted basis. As of July 15, 1996, there were outstanding 92,001,176 shares of Grace Common Stock, and options with respect to approximately 231,000 shares of Grace Common Stock held by employees of NMC (none of whom is an officer or director of Grace). On this basis, assuming that there are no Grace Common Dissenting Shareholders and that each option with respect to Grace Common Stock is converted to an option with respect to 3.7 ADSs, each share of Grace Common Stock will be converted in the Grace Merger into the right to receive 1.013 ADSs, each such ADS representing one-third of an FMC Ordinary Share.

  GRACE PREFERRED SHAREHOLDERS

     - Each share of Grace Preferred Stock and each New Preferred Share issued and outstanding immediately prior to the Effective Time will remain issued and outstanding as FNMC stock.

  FRESENIUS USA COMMON STOCKHOLDERS

     - The closing price of Fresenius USA Common Stock in AMEX composite trading on August 1, 1996 was $19 per share.

     - Each share of Fresenius USA Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Fresenius USA Common Stock owned by Grace or its subsidiaries or by Fresenius AG or its subsidiaries, any shares of Fresenius USA Common Stock held in Fresenius USA's treasury or any shares of Fresenius USA Common Stock dissenting from the Reorganization) will be converted in the Fresenius USA Merger into the right to receive approximately 1.112 ADSs, each such ADS representing one-third of an FMC Ordinary Share, and each holder of options or warrants to purchase Fresenius USA Common Stock (other than Grace or its subsidiaries or Fresenius AG or its subsidiaries) will receive options or warrants to purchase approximately
       1.112 ADSs for each share of Fresenius USA Common Stock issuable upon exercise of such options or warrants. As of July 29, 1996, there were outstanding 26,374,218 shares of Fresenius USA Common Stock and options or warrants with respect to 2,636,626 shares of Fresenius USA Common Stock. On this basis, assuming that there are no Fresenius USA Dissenting Stockholders and that each option with respect to Fresenius USA Common Stock is converted into an option with respect to FMC Ordinary Shares, and that Fresenius USA effects certain securities repurchases (see "THE REORGANIZATION -- Additional Agreements of Fresenius USA"), holders of shares of (and options and warrants with respect to) Fresenius USA Common Stock will be allocated approximately 4.9% of the FMC Ordinary Shares.

  GENERAL

     - In lieu of fractional FMC Ordinary Shares or ADSs, each person who would otherwise have been entitled to a fraction of an FMC Ordinary Share or ADS will be paid an amount in cash (without interest) equal to such holder's proportionate interest in the net proceeds from the sale in the open market by an exchange agent appointed by Fresenius Medical Care with the approval of Grace and Fresenius AG (the "Exchange Agent"), on behalf of all such holders, of the aggregate fractional FMC Ordinary Shares or ADSs issued.

     - Each share of Grace Common Stock owned by Fresenius AG or its subsidiaries, Fresenius USA or its subsidiaries or any Grace subsidiary, or held in Grace's treasury, will be cancelled and retired without payment of any consideration therefor and will cease to exist. Each share of Fresenius USA Common Stock owned by Grace or its subsidiaries, Fresenius AG or its subsidiaries, or any Fresenius USA subsidiary, or held in Fresenius USA's treasury, will be cancelled and retired without payment of any consideration therefor (except for the consideration set forth above) and will cease to exist. As of July 15 , 1996, Grace owned no shares of Fresenius USA Common Stock, and Fresenius USA owned one share of Grace Common Stock.

The following charts represent the corporate organization of the parties to the Reorganization on both pre-transaction and post-transaction bases:

                                   [CHART]

THE SPECIAL MEETINGS

  GRACE

     The Grace Special Meeting to consider and vote on approval and adoption of the Reorganization Agreement and the transactions contemplated thereby, as well as the Grace Amendment, will be held on September 16, 1996 at 10:00 a.m. local time at Grace's headquarters at One Town Center Road, Boca Raton, Florida. Only holders of record of Grace Common Stock and Grace Preferred Stock at the close of business on July 29, 1996 (the "Grace Record Date") will be entitled to notice of and to vote at the Grace Special Meeting. As of July 15, 1996, the following shares of the following classes of Grace's capital stock were outstanding and entitled to the following votes:

                                                                       SHARES        VOTES PER
                                CLASS                               OUTSTANDING        SHARE
    --------------------------------------------------------------  ------------     ---------
    Grace 6% Preferred Stock......................................        36,460        160
    Grace Class A Preferred Stock.................................        16,256         16
    Grace Class B Preferred Stock.................................        21,577         16
    Grace Common Stock............................................    92,001,176          1

     Holders of Grace Common Stock and Grace Preferred Stock will vote together as one class.

     Votes Required. Adoption and approval of the Reorganization Agreement and the transactions contemplated thereby requires the affirmative vote of two-thirds (and, in the case of the Grace Amendment, a majority) of the total voting power (or 65,626,736 votes as of July 15, 1996) of Grace's outstanding capital stock. As a result, failing to vote in person or by proxy on any such proposal or abstaining on any such proposal has the same effect as voting against the proposal.

     Beneficial Ownership of Management. At June 15, 1996, Grace's directors and executive officers and their affiliates beneficially owned in the aggregate Grace Common Stock and Grace Preferred Stock representing less than 1% of the total voting power of Grace's outstanding capital stock. Each of the directors and executive officers of Grace is expected to vote in favor of the proposals to be voted on at the Grace Special Meeting.

  FRESENIUS USA

     The Fresenius USA Special Meeting to consider and vote on the approval and adoption of the Reorganization Agreement and the transactions contemplated thereby, as well as on the Fresenius USA Plan Amendment, will be held on September 16, 1996 at 10:00 a.m. local time, at the 52nd floor conference center of O'Melveny & Myers LLP, 153 East 53rd Street, New York NY 10022. Only holders of record of Fresenius USA Common Stock at the close of business on July 29, 1996 (the "Fresenius USA Record Date") will be entitled to notice of and to vote at the Fresenius USA Special Meeting. At July 29, 1996, there were outstanding and entitled to vote 26,374,218 shares of Fresenius USA Common Stock. Each share of Fresenius USA Common Stock is entitled to one vote.

     The affirmative vote of the holders of record of at least two-thirds of the outstanding shares of Fresenius USA Common Stock is necessary to approve and adopt the Reorganization Agreement and the transactions contemplated thereby. The affirmative vote of the holders of record of a majority of the shares of Fresenius USA Common Stock is necessary to approve the Fresenius USA Plan Amendment. As a result, failing to vote by person or proxy on any such proposal at the Fresenius USA Special Meeting or abstaining on any such proposal has the same effect as voting against the proposal.

     Fresenius AG is currently the beneficial owner of 18,438,545 outstanding shares of Fresenius USA Common Stock, including 3,129,883 shares of Fresenius USA Common Stock which were acquired upon conversion of the Fresenius USA Series F Series Preferred Stock ("Fresenius USA Preferred Stock") previously owned by Fresenius AG and including 1,515,221 shares which were acquired upon exercise of warrants to purchase Fresenius USA Common Stock. Fresenius AG has informed Fresenius USA that it has agreed to vote all of its shares of Fresenius USA Common Stock in favor of the Reorganization and intends to vote all such shares in favor of the Fresenius USA Plan Amendment. Such 18,438,545 shares represent approximately 70.3% of the outstanding shares of Fresenius USA Common Stock. ACCORDINGLY, SUCH AFFIRMATIVE VOTE BY FRESENIUS AG WILL RESULT IN THE APPROVAL OF THE REORGANIZATION AND THE TRANSACTIONS CONTEMPLATED THEREBY AND THE FRESENIUS USA PLAN AMENDMENT. In addition, directors and executive officers of Fresenius USA, who beneficially owned as of July 23, 1996, in the aggregate, 262,166 shares of Fresenius USA Common Stock, or approximately 1% of the Fresenius USA Common Stock then outstanding, are expected to vote the shares they own in favor of the Reorganization and the Fresenius USA Plan Amendment. See "SECURITY OWNERSHIP -- Security Ownership of Certain Beneficial Owners and Management of Fresenius USA."

     Shareholders of Fresenius AG have already approved the Reorganization at an Extraordinary General Meeting held on April 11, 1996.

     For information with respect to certain interests of the directors and executive officers of Fresenius USA in the Reorganization, see "INTERESTS OF CERTAIN PERSONS" and "FRESENIUS USA EXECUTIVE COMPENSATION."

     For additional information relating to the Special Meetings, see "THE SPECIAL MEETINGS."

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     The Grace Board has unanimously approved the Reorganization Agreement and the transactions contemplated thereby. Based in part on the recommendations of the Grace Financial Advisors summarized under "BACKGROUND AND REASONS
- -- Background of the Reorganization; Reasons for the Recommendation of the Grace Board," the members of the Grace Board believe that the Reorganization Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Grace shareholders, and recommend a vote FOR approval of the Reorganization and the Grace Amendment.

     The Fresenius USA Board, by unanimous vote, including the votes of all of the independent directors of Fresenius USA (the "Fresenius USA Independent Committee"), has approved the Reorganization Agreement and the transactions contemplated thereby, including without limitation, the Fresenius USA Merger. Based in part on the recommendations of the Fresenius USA Independent Committee's financial advisors summarized under "BACKGROUND AND REASONS -- Background of the Reorganization; Reasons for the Recommendation of the Fresenius USA Board," the members of the Fresenius USA Board unanimously believe that such transactions are fair to, and in the best interests of, the stockholders of Fresenius USA. The Fresenius USA Board, by unanimous vote, including the vote of all of the members of the Fresenius USA Independent Committee, has also approved the Fresenius USA Plan Amendment. The Fresenius USA Board, including all of the members of the Fresenius USA Independent Committee, unanimously recommend a vote FOR approval of the Reorganization and the Fresenius USA Plan Amendment.

     In connection with approval of the Reorganization by the Grace Board, the Grace Board received opinions from CS First Boston and Merrill Lynch to the effect that, in the opinion of such firms, as of February 4, 1996, the terms of the Distribution Payment and the Grace Merger, taken together, were fair, from a financial point of view, to the holders of Grace Common Stock. In connection with these opinions, these firms performed a variety of financial and comparative analyses which included, among other things, valuation analyses with respect to Fresenius Medical Care and NMC and made a presentation to the Grace Board. Such opinions and presentation are based on certain assumptions and are subject to certain limitations. Such opinions and presentation are described herein under "BACKGROUND AND REASONS" at pages 37 through 57, and the opinions of CS First Boston and Merrill Lynch are set forth in full in Appendix C hereto.

     In connection with approval of the Reorganization by the Fresenius USA Board, the Fresenius USA Independent Committee received an opinion from Salomon Brothers to the effect that, in the opinion of such firm, as of May 8, 1996, the exchange ratio of 0.37067735 FMC Ordinary Shares to be issued in exchange for each share of Fresenius USA Common Stock held by the stockholders of Fresenius USA (other than Fresenius AG and Grace and their respective subsidiaries) was fair, from a financial point of view, to the holders of Fresenius USA Common Stock (other than Fresenius AG and Grace and their respective subsidiaries). In connection with this opinion, Salomon Brothers performed a variety of financial and comparative analyses which included, among other things, valuation analyses with respect to Fresenius Medical Care and Fresenius USA and made a presentation to the Fresenius USA Independent Committee. Such opinion and presentation are based on certain assumptions and are subject to certain limitations. Such opinion and presentation are described herein under "BACKGROUND AND REASONS" at pages 47 through 57, and the opinion of Salomon Brothers is set forth in full in Appendix D hereto.

     The determinations of the Grace Board and Fresenius USA Board with respect to the Reorganization are based upon a number of factors. For a discussion of certain factors considered by the Grace Board and the Fresenius USA Board, see "BACKGROUND AND REASONS -- Background of the Reorganization; Reasons for the Recommendation of the Grace Board" and "-- Background of the Reorganization; Reasons for the Recommendation of the Fresenius USA Board."

  INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS

     In considering the recommendations of the Grace Board and the Fresenius USA Board with respect to the Reorganization, shareholders of Grace and Fresenius USA should be aware that Fresenius AG and certain current and former members of the respective boards of directors of Grace and Fresenius USA have certain interests in the Reorganization in addition to the interests of shareholders of Grace and Fresenius USA generally. These interests include certain contractual relationships relating to the supply of products and the sharing of intellectual property, among other things, between Fresenius AG and Fresenius Medical Care (discussed under "THE REORGANIZATION -- Continuing Arrangements Between Fresenius Medical Care and Fresenius AG"), various employment and consulting agreements (discussed under "MANAGEMENT OF FRESENIUS MEDICAL
CARE -- Compensation of the FMC Management Board and Certain Other Executive Officers -- Employment and Consulting Agreements"), indemnification agreements (discussed under "FRESENIUS USA EXECUTIVE COMPENSATION -- Indemnification Agreements"), payments in the aggregate amount of $15,035,119 in respect of shares of, and stock options with respect to, Fresenius USA Common Stock (discussed under "FRESENIUS USA EXECUTIVE COMPENSATION -- Securities Repurchases") and supplemental compensation ranging between $50,000 and $75,000 per person to members of the Fresenius USA Independent Committee for services rendered thereon (discussed under "INTERESTS OF CERTAIN PERSONS -- Other Interests in the Reorganization"). No Grace insiders will receive any material benefits as a result of the Reorganization.

  OPINIONS OF FINANCIAL ADVISORS

     Grace. CS First Boston Corporation ("CS First Boston") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), financial advisors to Grace ("Grace Financial Advisors"), have issued their respective written opinions to the Grace Board that, as of February 4, 1996, the date of approval of the Reorganization Agreement by the Grace Board, the terms of the Distribution Payment and the Grace Merger, taken together, were fair, from a financial point of view, to the holders of the Grace Common Stock. Such written opinions are reproduced in their entirety as Appendix C to this Joint Proxy Statement-Prospectus, and holders of Grace Common Stock are urged to read such opinions and confirmations carefully in their entirety for a description of the procedures followed, assumptions and qualifications made, matters considered, and limitations on the review undertaken by such firms.

     Fresenius USA. Salomon Brothers Inc ("Salomon Brothers"), the financial advisor to the Fresenius USA Independent Committee, has issued its written opinion to the Fresenius USA Independent Committee that, as of May 8, 1996, the exchange ratio for the exchange of Fresenius USA Common Stock for FMC Ordinary Shares by the stockholders of Fresenius USA (other than Fresenius AG and Grace and their respective subsidiaries) in the Fresenius USA Merger is fair, from a financial point of view, to such holders. The written opinion of Salomon Brothers is reproduced in its entirety as Appendix D to this Joint Proxy Statement-Prospectus, and holders of Fresenius USA Common Stock are urged to read such opinion carefully in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered, and limitations on the review undertaken by Salomon Brothers.

THE REORGANIZATION AGREEMENT

     On February 4, 1996, Fresenius AG and Grace executed and delivered agreements which provide for the transactions described below.

  FORMATION OF FRESENIUS MEDICAL CARE

     Fresenius AG has changed the name of Sterilpharma GmbH to "Fresenius Medical Care GmbH" and will convert it into a German stock corporation, changing its name to "Fresenius Medical Care AG."

  THE CONTRIBUTION

     Prior to the Effective Time, Fresenius AG will contribute Fresenius Worldwide Dialysis to Fresenius Medical Care. However, Fresenius AG will retain and lease (either directly or through an affiliate) to Fresenius Medical Care (or an affiliate) certain real property and buildings in Germany, as described under "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG -- Real Property Lease." Fresenius AG will also retain and license to Fresenius Medical Care the "Fresenius" name and mark and the "F" logo as described under "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG -- Trademarks."

  THE DISTRIBUTION

     Prior to the Effective Time, New Grace will hold all assets of Grace (other than NMC). Immediately prior to the Recapitalization, Grace will effect the Distribution whereby Grace will spin off New Grace.

  THE DISTRIBUTION PAYMENT

     In connection with the Distribution, NMC will borrow and/or will retain or assume Debt (as defined in the Reorganization Agreement) in an aggregate amount of approximately $2.263 billion (as adjusted pursuant to the Reorganization Agreement) and will distribute the net cash proceeds to Grace Chemicals as a dividend (such assumption and dividend, the "Distribution Payment"). It is expected that NMC will borrow funds for such Distribution Payment pursuant to the NMC Credit Agreement, as a result of which, on a pro forma basis, NMC would have had annual debt service obligation under such Agreement and its other obligations of approximately $170.0 million in 1995. See Note 2 of Notes to Unaudited Pro Forma Condensed Combined Financial Information. Grace intends that a portion of such net cash proceeds will be applied to further reduce Grace Chemicals' debt and the remaining net cash proceeds received from NMC be used to purchase shares of New Grace Common Stock and to invest in core businesses.

     In connection with the NMC Credit Agreement, Grace Chemicals has agreed to guarantee Facility 3 (which provides for $500 million of available credit) and under Facility 2 up to a maximum of $450 million. The NMC Credit Agreement is expected to provide that these guarantees will be released as to $800 million upon the occurrence of certain events after 45 days, but within 60 days, following the Effective Date, including (a) the receipt of an unconditional joint and several guarantee from Fresenius Medical Care and certain of its subsidiaries for the full amount of the NMC Credit Facility; or (b) the receipt of a letter of credit or other acceptable financial accommodation for the account of Grace Chemicals or Fresenius Medical Care in form and substance satisfactory to the Lenders; or (c) a prepayment in certain specified amounts under the NMC Credit Facility guaranteed by Grace Chemicals. If such guarantees are not released within 60 days following the Effective Date, demand for payment will be made on Grace Chemicals under such guarantees as to $800 million. It is the intention of Fresenius Medical Care to provide the unconditional joint and several guarantees referred to in the preceding sentence in a manner so as to cause the release of Grace Chemicals' guarantees as to $800 million not before 46 days, but on or prior to 50 days, following the Effective Date. However, no assurance can be given that such guarantees as to $800 million will be provided or that either or both of Grace Chemicals' guarantees will be released. In the event that Fresenius Medical Care does not provide such guarantees or otherwise effect the release of the Grace Chemicals guarantees as to $800 million, Grace Chemicals would be required to provide the letters of credit or repay the amounts specified in the NMC Credit Agreement and, thereafter, be subrogated to the rights of Lenders with respect to such repaid amounts after the Lenders under the respective facilities have been repaid in full; and Grace Chemicals has undertaken to the Lenders to maintain unused available credit in an amount to be determined while the Grace Chemicals guarantees are outstanding in order to facilitate such actions. In connection with Grace Chemicals' agreement to extend guarantees under the NMC Credit Agreement, Fresenius Medical Care and Grace Chemicals intend to enter into an agreement to induce Fresenius Medical Care to cause such guarantees to be released as to $800 million not later than the 50th day following the Effective Date. The balance of the Grace Chemicals guarantees under Facility 2 will be released upon NMC (or Fresenius Medical Care, if Fresenius Medical Care guarantees the NMC Credit Facility), on a consolidated basis, achieving a ratio of senior debt to EBITDA of equal to or less than 3.5. See "FINANCING -- NMC Credit Agreement."

  THE RECAPITALIZATION

     Immediately following the Distribution and immediately prior to the Effective Time, the Recapitalization of Grace will be effected so that each holder of Grace Common Stock will receive one New Preferred Share for each share of Grace Common Stock held.

  THE MERGERS

     At the Effective Time, Grace Merger Sub will merge with and into Grace, with Grace the surviving corporation, and Grace's name will be changed to "Fresenius National Medical Care, Inc." and FUSA Merger Sub will merge with and into Fresenius USA, with Fresenius USA being the surviving corporation; and as promptly as practicable following the Mergers, Fresenius USA will be contributed to FNMC. As a result of the Mergers, holders of Grace Common Stock (together with holders of options to purchase Grace Common Stock who are employees of NMC) at the Effective Time will be allocated 44.8% of the FMC Ordinary Shares outstanding immediately thereafter, on a fully diluted basis, and Fresenius AG will be allocated approximately 50.3% of the FMC Ordinary Shares outstanding immediately thereafter, on a fully diluted basis. Holders of Fresenius USA Common Stock (together with holders of options and warrants to purchase Fresenius USA Common Stock) will be allocated, in the aggregate, approximately 4.9% of the FMC Ordinary Shares outstanding immediately thereafter, on a fully diluted basis, based on an exchange ratio of approximately 1.112 ADSs for each share of Fresenius USA Common Stock.

  OTHER TERMS OF THE REORGANIZATION AGREEMENT

     Effective Time. The Fresenius USA Merger and the Grace Merger will become effective on the date and time on which articles of merger respecting the Fresenius USA Merger are filed with the Secretary of State for the Commonwealth of Massachusetts and the certificate of merger respecting the Grace Merger is filed by the Department of State for the State of New York (or such later date and time as may be specified therein (the date thereof the "Effective Date," and the time thereof, the "Effective Time").

     Accounting Treatment. Each of the Grace Merger and the Fresenius USA Merger will be accounted for as a purchase by Fresenius Medical Care under US GAAP. See "THE REORGANIZATION -- Accounting Treatment."

  CONDITIONS

     Financing. It is a condition to the consummation of the Reorganization that Grace and Fresenius AG have obtained the financing necessary to consummate the Reorganization, including the Distribution Payment, on terms satisfactory to the parties.

     Antitrust. It is a condition to the consummation of the Reorganization that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (the "HSR Act"), shall have expired or terminated. On July 25, 1996, the U.S. Federal Trade Commission (the "FTC") accepted for public comment an Agreement Containing Consent Order with Fresenius AG and Fresenius USA, and the HSR Act waiting period terminated on July 26, 1996. Following the public comment period, the FTC may either take steps to enter a final order or withdraw acceptance of the Agreement Containing Consent Order. Unless acceptance is withdrawn by the FTC, the Agreement Containing Consent Order will require the divestiture of Fresenius USA's dialysate concentrate manufacturing facility in Lewisberry, Pennsylvania. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Business of Fresenius USA -- Properties" and "THE REORGANIZATION -- Conditions."

     Under Germany's Law Against Restraints of Competition, Fresenius AG and NMC have filed for pre-merger clearance with the German Federal Cartel Office ("FCO"). The FCO has granted clearance, subject to the divestment prior to the consummation of the Reorganization of Schiwa GmbH ("Schiwa") and Rena-Med GmbH and its affiliates ("Rena-Med"), German subsidiaries of Fresenius AG and Grace, respectively, whose products include dialysate concentrates. Efforts are underway to divest Schiwa and Rena-Med. Discussions are in progress with the FCO regarding the conditions and timing of the divestment and clearance. See "THE REORGANIZATION -- Conditions."

     Litigation. It is a condition to the consummation of the Reorganization that no governmental entity shall have issued any judgment, decree, injunction or other order which is in effect and prohibits consummation of the Reorganization.

     Other Approvals. It is a condition to the Reorganization that all material filings, consents, approvals and authorizations required to be made or obtained in connection with the Reorganization be made or obtained from the applicable governmental or regulatory authority, agency, court or other entity, domestic or foreign, prior to the Effective Time. In this regard, it should be noted that certain regulatory approvals may be required by state and local authorities and by certain government agencies which regulate the health care business. NMC and Fresenius Worldwide Dialysis are working toward obtaining all such consents and approvals and expect that such consents and approvals will be obtained.

     Waiver. All conditions to the Reorganization may be waived by the relevant party, but neither Grace nor Fresenius AG expects to waive any material conditions.

  TERMINATION

     The Reorganization Agreement may be terminated and the Reorganization abandoned at any time prior to the Effective Time under certain circumstances described in the Reorganization Agreement, including in connection with a Higher Offer. If the Reorganization Agreement is terminated under certain specified conditions, $75 million plus actual out-of-pocket expenses will become payable by Grace to Fresenius AG (although Grace will not be responsible for the expenses of Fresenius USA). Pursuant to an agreement between Fresenius AG and Fresenius USA, Fresenius USA is entitled to 34% of any such termination fee. See "THE REORGANIZATION -- Conditions," "-- Termination Fees" and "-- Termination." In the event of termination of the Reorganization Agreement, no party to the Reorganization Agreement will have any liability or future obligation to any other party, except for liability for any material and willful breach of any covenant.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  TAX CONSEQUENCES TO GRACE AND GRACE SHAREHOLDERS

     The obligations of Grace to consummate the Distribution and the Recapitalization, and the obligations of Grace, Fresenius AG and Fresenius USA to consummate the Reorganization, are conditioned, among other things, on the receipt of opinions from special counsel and tax counsel to Grace that: (a) the Distribution will qualify as a tax-free distribution such that a Grace shareholder will not recognize any income, gain or loss as a result of the Distribution; (b) the Recapitalization will be a tax-free transaction to Grace such that no gain or loss will be recognized by Grace as a result of the Recapitalization; and (c) the Grace Merger will qualify as a tax-free transaction to Grace and its shareholders such that Grace will recognize no gain or loss as a result of the Grace Merger, and no gain or loss will be recognized by Grace shareholders upon receipt of ADSs representing FMC Ordinary Shares in exchange for Grace Common Stock pursuant to the Grace Merger, except that holders of Grace Common Stock who exercise their appraisal rights or who receive cash in lieu of fractional shares will recognize gain or loss. It is also expected that the Recapitalization will be tax free to the Grace shareholders. No ruling from the Internal Revenue Service ("IRS") has or will be sought with respect to any aspect of the Reorganization. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS TO GRACE AND GRACE SHAREHOLDERS."

  TAX CONSEQUENCES TO FRESENIUS USA STOCKHOLDERS AND FRESENIUS MEDICAL CARE

     Stockholders of Fresenius USA who exchange their shares of Fresenius USA Common Stock for FMC Ordinary Shares or ADSs will not be subject to federal income tax except to the extent cash is received in lieu of fractional shares. The exchange of shares of Fresenius USA Common Stock entirely for cash by Fresenius USA Dissenting Stockholders will be a taxable transaction on which gain or loss will be recognized.

     For a more complete summary of the material U.S. federal and German income tax consequences of exchanging shares of Fresenius USA Common Stock for FMC Ordinary Shares and of holding the FMC Ordinary Shares, see "CERTAIN INCOME TAX CONSEQUENCES OF THE TRANSACTIONS TO HOLDERS OF FRESENIUS USA COMMON STOCK."

     Fresenius Medical Care will recognize no gain or loss upon receipt of Fresenius USA Common Stock in exchange for FMC Ordinary Shares or ADSs.

APPRAISAL RIGHTS

     Holders of Grace Common Stock have the right to dissent from the approval and adoption of the Reorganization Agreement and the transactions contemplated thereby and, subject to strict compliance with Sections 623 and 910 of the New York Business Corporation Act (the "NYBCL"), as an alternative to receiving the applicable consideration for their Grace Common Stock, to a judicial determination of the fair value of their Grace Common Stock. Sections 623 and 910 of the NYBCL are described under "THE REORGANIZATION -- Appraisal Rights" and are attached as Appendix F to this Joint Proxy Statement-Prospectus.

     Holders of Fresenius USA Common Stock have the right to dissent from approval and adoption of the Reorganization Agreement and the transactions contemplated thereby, and, subject to strict compliance with certain requirements of the Massachusetts Business Corporation Law (the "MBCL"), to receive payment for the "fair value," as defined in the MBCL, of their Fresenius USA Common Stock. These requirements are described under "THE
REORGANIZATION -- Appraisal Rights" and in the provisions of Sections 85 through 98 of the MBCL, which are attached as Appendix G to this Joint Proxy Statement-Prospectus.

NEW PREFERRED SHARES

     Prior to the Effective Time, but following the Distribution, the Recapitalization of Grace will be effected so that holders of Grace Common Stock will receive one New Preferred Share for each share of Grace Common Stock held. The New Preferred Shares will have a liquidation preference of $0.10 per share (the "Liquidation Preference") and will have no dividend rights and no dividend preference except with respect to the Special Dividend described below. The New Preferred Shares will have no class voting rights (except as provided by law or in the FNMC certificate of incorporation, as described below). The New Preferred Shares will have one-tenth of a vote per share. The holders of the New Preferred Shares will be entitled to receive, when and if declared by the board of directors of FNMC (the "FNMC Board"), the Special Dividend, payable in cash in annual installments beginning on October 1, 2002 and in each subsequent year until the dividend is fully paid, in an amount based on adjusted cash flow of Fresenius Medical Care from January 1, 1997 to December 31, 2001. Under certain circumstances, FNMC may pay the Special Dividend in shares of Common Stock of FNMC ("FNMC Common Stock"). If the Special Dividend is payable, but not declared, or if any installment of the Special Dividend is not paid on October 1, 2002 and, thereafter, on October 1 in each of the following years, if applicable (each such date, a "Payment Date"), FNMC may not pay any other dividends on FNMC Common Stock and the holders of the New Preferred Shares will have a right to vote as a class to elect two directors to the FNMC Board. However, failure of FNMC to pay dividends on the New Preferred Shares will not preclude Fresenius Medical Care from paying dividends on FMC Ordinary Shares. The New Preferred Shares are redeemable after the date of the Public Announcement (which is required to be made no later than May 1, 2002) for the greater of the Liquidation Preference or any unpaid Special Dividend Amount. See "DESCRIPTION OF NEW PREFERRED SHARES" for a more complete description of the New Preferred Shares as well as hypothetical examples of how the Special Dividend would be calculated. The text of the Grace Amendment providing the terms of the New Preferred Shares is set forth in Appendix B hereto.

CERTAIN EFFECTS OF THE REORGANIZATION ON THE RIGHTS OF GRACE
SHAREHOLDERS AND FRESENIUS USA STOCKHOLDERS

     Upon consummation of the Mergers, the holders of shares of Grace Common Stock and of Fresenius USA Common Stock will become holders of ADRs representing ADSs evidencing FMC Ordinary Shares. Certain differences exist between the rights of a shareholder of a Massachusetts or New York corporation, on the one hand, and holders of ADRs representing ADSs evidencing ordinary shares of a German stock corporation, on the other hand. The internal affairs of Fresenius Medical Care will be governed by German law and by Fresenius Medical Care's Articles of Association. The Reorganization will result in certain differences in the rights of Grace shareholders and Fresenius USA stockholders from the rights they currently possess. Shareholders of Fresenius Medical Care will have the benefit of certain provisions pursuant to German law, Fresenius Medical Care's Articles of Association, and a pooling agreement for the benefit of the shareholders of Fresenius Medical Care, other than Fresenius AG, as more particularly described under "DESCRIPTION OF THE POOLING AGREEMENT."

CERTAIN CONSIDERATIONS

     In deciding whether to approve and adopt the Reorganization Agreement and the transactions contemplated thereby, shareholders should carefully evaluate the matters set forth under "RISK FACTORS" and "BUSINESS OF FRESENIUS MEDICAL CARE," and, in the case of Grace shareholders, in the New Grace Prospectus attached as Annex A to the version of this Joint Proxy Statement-Prospectus being furnished to Grace shareholders, in addition to the other matters described herein and therein. In addition, see "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- Shareholder Litigation" for a summary of a purported class action filed in February 1996 relating to the Reorganization. The plaintiff in such action has not taken any steps to prosecute such action since it was filed, and the defendants believe such action is without merit.

MARKETS AND MARKET PRICES

     Grace Common Stock is listed under the symbol "GRA" on the NYSE. Fresenius USA Common Stock is listed under the symbol "FRN" on the AMEX. On July 15, 1996, there were approximately 18,000 holders of record of Grace Common Stock and approximately 4,200 holders of record of Fresenius USA Common Stock. On February 2, 1996, the last trading date prior to the joint public announcement by Grace and Fresenius AG of the signing of the Reorganization Agreement, the last reported sale price on the NYSE Composite Tape was $69.25 per share for Grace Common Stock and the last reported sale price on the AMEX was $21.50 per share for Fresenius USA Common Stock. On August 1, 1996, the last reported sale price on the NYSE Composite Tape was $63 1/4 per share for Grace Common Stock and the last reported sale price on the AMEX was $19 per share for Fresenius USA
Common Stock.

     Application will be made by New Grace to list the New Grace Common Stock on the NYSE. Application will be made by Fresenius Medical Care to list the FMC Ordinary Shares on the Frankfurt Stock Exchange and the ADSs on the NYSE. Following the Reorganization, FNMC intends to seek to list the New Preferred Shares on a national stock exchange. However, no assurance can be given that the New Preferred Shares will satisfy the listing criteria of any such exchange. Unless orderly markets in FMC Ordinary Shares, the ADSs and the New Preferred Shares develop, the trading prices of such securities may fluctuate significantly.

     The following table sets forth, for the fiscal quarters indicated (ended March 31, June 30, September 30 and December 31), the range of high and low sale prices of Grace Common Stock as reported on the NYSE Composite Tape and of Fresenius USA Common Stock as reported on the AMEX. Grace has paid a quarterly dividend on Grace Common Stock of $0.125 per share since December 1995. Prior to that date, Grace paid a quarterly dividend of $0.35 per share. Fresenius USA has never paid a dividend on Fresenius USA Common Stock.

                                     GRACE

                              DATE                            HIGH         LOW         CLOSE
    --------------------------------------------------------  ----         ---         -----
    Third Quarter 1996 (through August 1, 1996)..............  73          60 1/2        63 1/4
    Second Quarter 1996.....................................   82 3/4      70 7/8        70 7/8
    First Quarter 1996......................................   81 3/4      53 5/8        78 1/4
    Fourth Quarter 1995.....................................   66 7/8      53            59 1/8
    Third Quarter 1995......................................   71 5/8      61            66 3/4
    Second Quarter 1995.....................................   65 1/4      51            61 3/8
    First Quarter 1995......................................   55 1/4      38 1/4        53 1/4
    Fourth Quarter 1994.....................................   41 3/8      35 1/4        38 5/8
    Third Quarter 1994......................................   42 1/2      38 1/8        41 1/2
    Second Quarter 1994.....................................   43 1/4      38 3/8        39 7/8
    First Quarter 1994......................................   46 3/4      39 7/8        41 1/4

                                 FRESENIUS USA

                              DATE                            HIGH         LOW         CLOSE
    --------------------------------------------------------  ----         ---         -----
    Third Quarter 1996 (through August 1, 1996).............  21 7/8       17 3/4      19
    Second Quarter 1996.....................................  24 7/8       19 1/8      21 1/2
    First Quarter 1996......................................  22 5/8       17 1/4      20 3/8
    Fourth Quarter 1995.....................................  19 7/8       15 1/8      19 7/8
    Third Quarter 1995......................................  16 1/2       12          15 5/8
    Second Quarter 1995.....................................  13 1/8        9 1/2      13 1/8
    First Quarter 1995......................................  11            8 5/8      10 1/2
    Fourth Quarter 1994.....................................   8 7/8        7           8 3/8
    Third Quarter 1994......................................   9            5 7/8       8 5/8
    Second Quarter 1994.....................................   7 1/2        5 3/8       6 1/4
    First Quarter 1994......................................   8 1/4        6 5/8       6 7/8

     SHAREHOLDERS ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR GRACE COMMON STOCK AND FRESENIUS USA COMMON STOCK.

SUMMARY SELECTED SPECIAL-PURPOSE, CONSOLIDATED FINANCIAL INFORMATION OF GRACE

     The following Summary Special-Purpose, Consolidated Financial Information of Grace includes only the assets, liabilities, revenues and expenses of the Grace health care business operated by NMC prior to the Reorganization. However, certain health care-related assets owned or investments held in part by Grace Chemicals and in part by NMC, and previously under the oversight of NMC, are being retained by Grace Chemicals in the Reorganization and are excluded from this Summary Special-Purpose, Consolidated Financial Information. The following Summary Special-Purpose, Consolidated Financial Information of Grace should be read in conjunction with the Special-Purpose, Consolidated Financial Statements of Grace and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC" included elsewhere in this Joint Proxy Statement-Prospectus, as well as Grace's 1995 Annual Report on Form 10-K incorporated herein by reference. The following Summary Special-Purpose, Consolidated Financial Information for the years ended December 31, 1993, 1994 and 1995 has been derived from Special-Purpose, Consolidated Financial Statements audited by Price Waterhouse LLP, independent accountants, except for Balance Sheet Data at December 31, 1993. Special-Purpose, Consolidated Balance Sheets at December 31, 1994 and 1995 and the related Special-Purpose, Consolidated Statements of Earnings and of Cash Flows for the three years ended December 31, 1995 and notes thereto appear elsewhere herein. The report of Price Waterhouse LLP which also appears elsewhere herein contains an explanatory paragraph relating to the basis of presentation described in Note 1 to such Special-Purpose, Consolidated Financial Statements. The Summary Special-Purpose, Consolidated Financial Information for the three months ended March 31, 1995 and 1996, and the years ended December 31, 1991 and 1992 and the Balance Sheet Data at December 31, 1993 has been derived from Grace's Unaudited Special-Purpose, Consolidated Financial Statements. For additional information, see "GRACE SPECIAL-PURPOSE SELECTED FINANCIAL DATA."

                                                                                      THREE MONTHS
                                                                                          ENDED
                                                YEAR ENDED DECEMBER 31,                 MARCH 31,
                                       ------------------------------------------   -----------------
                                        1991     1992     1993     1994     1995     1995       1996
                                       ------   ------   ------   ------   ------   ------     ------
                                                               (IN MILLIONS)
SUMMARY OF OPERATING DATA:
  Net revenues.......................  $1,010   $1,214   $1,456   $1,818   $2,033   $  478     $  528
  Earnings before income taxes.......     114      140      191      214      206       48         49
  Net earnings.......................      63       80      104      102       97       26         26
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Total assets.......................  $  853   $  900   $1,245   $1,644   $1,998              $2,059
  Total long-term debt and
     capitalized lease obligations...       7        6       14       17       35                  28
  Total liabilities..................     253      367      365      485      635                 601
  Total equity.......................     600      533      880    1,159    1,363               1,458

SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION OF FRESENIUS WORLDWIDE
DIALYSIS

     The following summary combined financial information of Fresenius Worldwide Dialysis should be read in conjunction with the combined financial statements of Fresenius Worldwide Dialysis and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- FRESENIUS WORLDWIDE DIALYSIS" included elsewhere in this Joint Proxy Statement-Prospectus. The summary financial information prepared in accordance with US GAAP as of and for the years ended December 31, 1994 and 1995 has been derived from combined financial statements of Fresenius Worldwide Dialysis prepared in accordance with US GAAP and audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, independent accountants. The selected combined financial data as of and for the three months ended March 31, 1995 and 1996 have been derived from the Fresenius Worldwide Dialysis unaudited interim combined financial statements prepared in accordance with US GAAP, and, in the opinion of management of Fresenius AG have been prepared on a basis substantially consistent with that of the audited US GAAP combined financial statements of Fresenius Worldwide Dialysis as of and for each of the years ended December 31, 1994 and 1995. The German GAAP summary combined financial data as of and for each of the years in the five-year period ended December 31, 1995 have been derived from Fresenius Worldwide Dialysis' unaudited combined financial statements, prepared in accordance with German generally accepted accounting principles ("German GAAP"), and, in the opinion of management of Fresenius AG, have been prepared on a basis substantially consistent with that of the audited German GAAP consolidated financial statements of Fresenius AG as of and for such periods. US GAAP information for Fresenius Worldwide Dialysis as of and for the years ended December 31, 1991, 1992 and 1993 is not available. For additional information, see "SELECTED FINANCIAL DATA OF FRESENIUS WORLDWIDE DIALYSIS."

     The reporting currency of Fresenius Worldwide Dialysis is the U.S. dollar. In accordance with US GAAP, the assets and liabilities of Fresenius Worldwide Dialysis subsidiaries whose "functional" currency is other than the U.S. dollar are translated at the year end rate of exchange. Income and expense and cash flow items are translated at the average exchange rate for the year.



                                                                                            THREE
                                                                                           MONTHS
                                                                                         ENDED MARCH
                                                  YEAR ENDED DECEMBER 31,                    31,
                                      ------------------------------------------------   -----------

                                      1991   1992   1993   1994   1995     1994   1995   1995   1996
                                      ----   ----   ----   ----   ----     ----   ----   ----   ----
                                                GERMAN GAAP                        U.S. GAAP
                                      --------------------------------------------------------------
                                          (UNAUDITED)                                    (UNAUDITED)
                                                               (IN MILLIONS)
SUMMARY OF OPERATING DATA:
  Net sales.........................  $377   $519   $611   $719   $895     $720   $897   $208   $235
  Operating income..................    28     34     73     84    121       88    122     35     38
  Net income........................     7     11     41     51     72       52     70     19     22
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Total assets......................  $284   $356   $452   $481   $568     $543   $644          $679
  Total long-term debt and
     capitalized lease
     obligations....................    21     20     51     33     35       37     40            22
  Net assets........................    88    133    200    231    267      261    306           340

     German GAAP differs in certain significant respects from US GAAP. For a discussion of certain significant differences between German GAAP and US GAAP, see "SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN GERMAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES."

SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION OF FRESENIUS USA

     The following summary combined and consolidated financial information of Fresenius USA should be read in conjunction with the consolidated financial statements of Fresenius USA and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- FRESENIUS USA" included elsewhere in this Joint Proxy Statement-Prospectus. The summary financial information has been prepared from consolidated financial statements as of and for each of the years in the five-year period ended December 31, 1995 audited by KPMG Peat Marwick LLP, independent accountants, and from the unaudited interim consolidated financial statements as of March 31, 1996 and for the three months ended March 31, 1995 and 1996. For additional information, see "SELECTED FINANCIAL DATA OF FRESENIUS USA."

                                                                                                   THREE MONTHS
                                                                                                      ENDED
                                                          YEAR ENDED DECEMBER 31,                   MARCH 31,
                                               ----------------------------------------------     --------------
                                                1991      1992      1993      1994      1995      1995     1996
                                               ------     -----     -----     -----     -----     -----    -----
                                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATING DATA:
  Net sales..................................  $  101     $ 129     $ 206     $ 254     $ 305     $  68    $  81
  Operating income (loss)....................      (1)        3         9        12        18         4        7
  Net income (loss)..........................      (3)        1         4         7        16         3        5
  Net income (loss) per common and common
    equivalent share:
    Primary..................................  $(0.16)    $0.03     $0.18     $0.32     $0.61     $ .13    $ .19
    Fully diluted............................  $(0.16)    $0.03     $0.18     $0.31     $0.59     $ .13    $ .19
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets...............................  $   78     $  89     $ 159     $ 185     $ 225     $        $ 227
  Total debt and capital lease obligations...      29        22        68        66        75                 72
  Total stockholders' equity.................      23        31        37        61        79                 85

SUMMARY SELECTED UNAUDITED PRO FORMA FINANCIAL
INFORMATION OF FRESENIUS MEDICAL CARE

     The following summary selected unaudited pro forma financial data illustrate the pro forma effects of the Reorganization. The pro forma income statement data are based on the income statements of Grace and Fresenius Worldwide Dialysis, including Fresenius USA, for the year ended December 31, 1995, and the three month period ended March 31, 1996 and assume that the Reorganization occurred as of January 1 of each respective period. The pro forma balance sheet data are based on the balance sheets of Grace and Fresenius Worldwide Dialysis, including Fresenius USA, as of March 31, 1996, and assume that the Reorganization occurred as of March 31, 1996. The selected unaudited pro forma financial data should be read in conjunction with the Fresenius Medical Care Pro Forma Financial Statements, together with the historical annual and interim financial statements and other financial information of Grace, Fresenius USA and Fresenius Worldwide Dialysis included elsewhere in this Joint Proxy Statement-Prospectus. The Pro Forma Condensed Combined Financial Statements from which the following selections are taken have been prepared in accordance with US GAAP under which the Reorganization has been accounted for as a purchase of Grace by Fresenius Medical Care. THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS FROM WHICH THE INFORMATION HAS BEEN TAKEN DO NOT PURPORT TO REPRESENT WHAT THE FINANCIAL POSITION OR RESULTS OF OPERATIONS OF FRESENIUS MEDICAL CARE, GRACE, FRESENIUS WORLDWIDE DIALYSIS OR FRESENIUS USA WOULD ACTUALLY HAVE BEEN IF THE REORGANIZATION HAD IN FACT OCCURRED AS OF JANUARY 1, 1995 OR JANUARY 1, 1996, OR TO PROJECT THE FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

                                                              YEAR ENDED          THREE MONTHS ENDED
                                                          DECEMBER 31, 1995         MARCH 31, 1996
                                                         --------------------     ------------------
                                                           (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
    SUMMARY OF PRO FORMA OPERATING INFORMATION:
      Net revenues.....................................         $2,847                  $  743
      Earnings before income taxes.....................            144                      33
      Net earnings.....................................             58                      14
      Earnings per share...............................         $  .83                  $  .20
    PRO FORMA BALANCE SHEET INFORMATION:
      Total assets.....................................                                 $4,641
      Total borrowings(1)..............................                                  2,224
      Total liabilities................................                                  2,946
      Total stockholders' equity.......................                                  1,695

- ---------------
1. Excludes $200 million for the off-balance sheet financing arrangement of Grace. See "FINANCING."

     Fresenius Medical Care pro forma revenues for the year ended December 31, 1995 and the three-month period ended March 31, 1996 were $2,847 million and $743 million, respectively. Of such amounts, prior to intercompany elimination entries, $2,020 million and $525 million, respectively, was generated by Grace and $865 million and $228 million, respectively, was generated by Fresenius Worldwide Dialysis. Included in total Fresenius Worldwide Dialysis revenues (prior to intercompany elimination entries) are Fresenius USA revenues for the year ended December 31, 1995 and three-month period ended March 31, 1996 of $305 million and $81 million, respectively.

     Fresenius Medical Care pro forma net earnings for the year ended December 31, 1995 and the three-month period ended March 31, 1996 were $58 million and $14 million. Of such amounts, prior to intercompany elimination entries, $2 million and $(7) million, respectively, was generated by Grace and $64 million and $23 million, respectively, was generated by Fresenius Worldwide Dialysis. Included in total Fresenius Worldwide Dialysis net earnings (prior to intercompany elimination entries) are Fresenius USA net earnings for the year ended December 31, 1995 and three-month period ended March 31, 1996 of $16 million and $5 million, respectively.

     Immediately subsequent to consummation of the Reorganization, the outstanding ordinary shares of Fresenius Medical Care will be owned approximately 44.8% by the former shareholders of Grace, approximately 50.3% by Fresenius AG and approximately 4.9% by the former holders of Fresenius USA common stock other than Grace or its subsidiaries and Fresenius AG or its subsidiaries.

COMPARATIVE PER SHARE DATA

  HISTORICAL NET EARNINGS, BOOK VALUE AND DIVIDENDS PER SHARE

     Set forth below are historical net earnings from continuing operations, net earnings, book value and dividends per share of New Grace, Grace, and Fresenius USA. The information set forth below should be read in conjunction with the historical consolidated financial statements of W. R. Grace & Co., incorporated herein by reference and the special-purpose, consolidated financial statements of Grace and the consolidated financial statements of Fresenius USA appearing elsewhere in this Joint Proxy Statement-Prospectus.

                                            YEAR ENDED DECEMBER 31, 1995        THREE MONTHS ENDED MARCH 31, 1996
                                         -----------------------------------   -----------------------------------
                                                                   FRESENIUS                             FRESENIUS
                                         NEW GRACE(1)   GRACE(2)      USA      NEW GRACE(1)   GRACE(2)      USA
                                         ------------   --------   ---------   ------------   --------   ---------
Net (loss)/earnings from continuing
  operations...........................     $(2.05)      $ 1.01      $0.61        $ 0.42       $ 0.27      $0.19
Net (loss)/earnings....................      (3.40)        1.01       0.61          0.65         0.27       0.19
Book value.............................      12.57        13.92       3.65         13.44        14.73       3.92
Dividends..............................       1.18           --         --          0.13           --         --

  PRO FORMA NET EARNINGS, BOOK VALUE AND DIVIDENDS PER SHARE

     Set forth below are pro forma net earnings from continuing operations, book value and dividends per share for Fresenius Medical Care and New Grace. The information set forth below should be read in conjunction with the Fresenius Medical Care AG Pro Forma Condensed Combined Financial Information appearing elsewhere in this Joint Proxy Statement-Prospectus and, for Grace shareholders, the New Grace Pro Forma Financial Information contained in the New Grace Prospectus.

                                                          YEAR ENDED DECEMBER 31,    THREE MONTHS ENDED MARCH
                                                                    1995                     31, 1996
                                                          ------------------------   ------------------------
                                                                       FRESENIUS                  FRESENIUS
                                                          NEW GRACE   MEDICAL CARE   NEW GRACE   MEDICAL CARE
                                                          ---------   ------------   ---------   ------------
Net earnings/(loss) from continuing operations..........   $ (2.05)      $ 0.83       $  0.39       $ 0.20
Book value..............................................                                17.02        24.21
Dividends...............................................        --           --            --           --

- ---------------

(1) Represents per share data derived from the historical financial statements of W. R. Grace & Co. as filed on Form 10-K and 10-Q. These financial statements include the packaging and specialty chemical businesses as continuing operations and NMC and certain other businesses as discontinued operations.
(2) Represents per share data derived from the special-purpose consolidated financial statements of W. R. Grace & Co. restated to reflect NMC as the only continuing operation and excluding all other businesses of W. R. Grace & Co.

  PRO FORMA EQUIVALENT NET EARNINGS, BOOK VALUE AND DIVIDENDS PER SHARE

     Set forth below are equivalent pro forma net earnings from continuing operations, book value and dividends per share for W. R. Grace & Co. and Fresenius USA. The equivalent pro forma data for W. R. Grace & Co. are based upon the exchange of one share of Grace Common Stock for one share of New Grace Common Stock and 1.013 ADSs. The equivalent pro forma data for Fresenius USA are based upon the exchange of one share of Fresenius USA Common Stock for 1.112 ADSs and the assumption that there will be 9,253,331 Fresenius USA Common Share Equivalents on the Effective Date. Each ADS represents one-third of an FMC Ordinary Share.

                                                               YEAR ENDED           THREE MONTHS ENDED
                                                           DECEMBER 31, 1995          MARCH 31, 1996
                                                         ----------------------   ----------------------
                                                           W. R.                    W. R.
                                                           GRACE      FRESENIUS     GRACE      FRESENIUS
                                                           & CO.         USA        & CO.         USA
                                                         ----------   ---------   ----------   ---------
Net earnings/(loss) from continuing operations
  Fresenius Medical Care...............................    $ 0.28      $  0.31      $ 0.07      $  0.07
  New Grace............................................     (2.05)          --        0.39           --
                                                         ----------   ---------   ----------   ---------
          Totals.......................................    $(1.77)     $  0.31      $ 0.46         0.07
                                                         ----------   ---------   ----------   ---------
Book value
  Fresenius Medical Care...............................                             $ 8.17      $  8.97
  New Grace............................................                              17.02           --
                                                                                  ----------   ---------
          Totals.......................................                              25.19      $  8.97
                                                                                  ----------   ---------
Dividends
  Fresenius Medical Care...............................    $ 0.40           --      $ 0.04           --
  New Grace............................................      1.18           --        0.13           --
                                                         ----------   ---------   ----------   ---------
          Totals.......................................    $ 1.58           --      $ 0.17           --
                                                         ----------   ---------   ----------   ---------

                                  RISK FACTORS

     The following risk factors, in addition to the other information contained in this Joint Proxy Statement-Prospectus, should be carefully considered. Grace shareholders should also consider the information in the New Grace Prospectus attached as Annex A to the version of this Joint Proxy Statement-Prospectus furnished to Grace shareholders. As used herein, the name "Fresenius Medical Care" refers to the health care businesses conducted by Fresenius Worldwide Dialysis and NMC prior to the Effective Time, and to be conducted by Fresenius Medical Care following the Effective Time.

RISKS RELATING TO THE BUSINESS OF FRESENIUS MEDICAL CARE

  COST PRESSURES AND OPERATING MARGINS

     Fresenius Medical Care's costs are subject to increases as a result of rising labor and supply costs. At the same time, reimbursement rates (both governmental and non-governmental) for dialysis treatments and other services offered by Fresenius Medical Care are generally fixed and may remain at current levels or be reduced. See "-- Risks Relating to Regulatory Matters -- Dependence on Government Reimbursement" and "-- Health Care Reform." Although Fresenius Medical Care will seek to maintain or improve operating margins through cost efficiencies, there can be no assurance that Fresenius Medical Care's operating margins will not decline in the future. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- -- FRESENIUS USA" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- FRESENIUS WORLDWIDE DIALYSIS."

  COMPETITION

     Fresenius Medical Care faces and is likely to face numerous competitors, some of which may possess substantial financial, marketing or research and development resources. There can be no assurance that such competition will not materially adversely affect the future pricing or sale of Fresenius Medical Care's products and/or services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. There can be no assurance that the introduction of new products by competitors will not render one or more of Fresenius Medical Care's products obsolete.

     Fresenius Medical Care will be a vertically integrated company which will compete in the provider business with many of the customers of its products business. As a result, independent dialysis centers and those operated by other chains that are presently customers of Fresenius Worldwide Dialysis may elect to limit or terminate their purchases of Fresenius Medical Care dialysis products so as to avoid purchasing products manufactured by a competitor. Fresenius Medical Care will continue to compete vigorously for the business of such customers. However, there can be no assurance that any such possible purchase reductions will not have a material adverse effect on Fresenius Medical Care's business, financial position or results of operations.

  PRODUCTS LIABILITY AND OTHER CLAIMS

     Health care companies are subject to claims alleging negligence, products liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not such liability is imposed. Products manufactured by such companies may also be subject to recall. Although such claims and recalls have not had a material adverse effect on the businesses of Fresenius Medical Care in the past, there can be no assurance that Fresenius Medical Care will not suffer one or more significant claims or product recalls in the future, which could materially adversely affect its business, financial position or results of operations.

     While NMC, Fresenius USA and Fresenius AG have been able to obtain liability insurance in the past, it is possible that such insurance may not be available in the future on terms acceptable to Fresenius Medical Care, if at all. A successful claim in excess of the limits of Fresenius Medical Care's insurance coverage could have a material adverse effect on Fresenius Medical Care's results of operations or financial condition. Such claims, regardless of their merit or eventual outcome, also may have a material adverse effect on Fresenius Medical Care's business and reputation. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings."

  DEPENDENCE ON ACQUISITIONS

     NMC's growth in revenues and operating earnings in prior years has resulted, in significant part, from its ability to consummate acquisitions of health care businesses, particularly dialysis centers, on reasonable terms. The health care industry has experienced significant consolidation in recent years, particularly in the dialysis and homecare service sectors in which Fresenius Medical Care will compete, resulting, in some cases, in increased costs of acquisitions in these sectors. Moreover, because of this ongoing consolidation, the availability of acquisition candidates has decreased in dialysis and homecare services. Fresenius Medical Care's ability to make acquisitions also will depend, in part, on Fresenius Medical Care's available financial resources and the limitations imposed under the NMC Credit Agreement. See "-- Other Risks-- Effects of Indebtedness" and "FINANCING." Fresenius Medical Care's ability to continue to effect acquisitions may also depend on its ability to use its capital stock as consideration in such transactions, which ability may be limited. See "DESCRIPTION OF CAPITAL STOCK OF FRESENIUS MEDICAL
CARE -- General." The inability of Fresenius Medical Care to continue to be able to effect acquisitions on reasonable terms could have a material adverse impact on growth of its business and its future financial position and results of operations.

     Fresenius Medical Care believes that its committed credit lines, combined with internally generated funds, will be sufficient to finance its acquisition and expansion plans. In addition, Fresenius Medical Care may use a new class of non-voting preferred shares with common stock-like features to effect acquisitions or other transactions in the future. See "DESCRIPTION OF CAPITAL STOCK OF FRESENIUS MEDICAL CARE -- FMC Preferred Shares."

  DEPENDENCE ON PHYSICIAN AND OTHER REFERRALS

     The provider business of Fresenius Medical Care will be dependent upon referrals of dialysis patients by physicians specializing in nephrology who practice in the communities served by Fresenius Medical Care's dialysis centers. At most centers, a few physicians account for all or a significant portion of the patient referral base, and such physicians may move their patients to competing centers at any time, including centers established by such physicians. The loss of a significant number of referring physicians at Fresenius Medical Care's centers could have a material adverse effect on the operations of those centers and could materially adversely affect Fresenius Medical Care's overall operations. Fresenius Medical Care's operations are also affected by referrals from hospitals, managed care plans and other sources. Financial arrangements with physicians and other referral sources in the U.S. and many other countries, and decisions with respect to purchases of supplies, are highly regulated. NMC is the subject of a government investigation with respect to these matters in the U.S. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal
Matters -- Legal and Regulatory Proceedings -- OIG Investigation." The decision to purchase Fresenius Medical Care or competing dialysis products will be made by medical directors ("Medical Directors") and other referring physicians at Fresenius Medical Care centers and by the managing medical personnel and referring physicians at other centers. A decline in physician recommendations and/or purchases of Fresenius Medical Care products could materially adversely affect the business and operations of Fresenius Medical Care. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Business of NMC -- DSD Operations" and
"-- Competition."

  INTERNATIONAL OPERATIONS

     Fresenius Medical Care intends to expand its international presence. As a result, Fresenius Medical Care expects that revenues from countries other than the U.S. and Germany will account for an increasing portion of future revenues.

     Revenues from international operations are subject to a number of risks, including the following: fluctuations in exchange rates could adversely affect profitability; agreements may be difficult to enforce and accounts receivable difficult to collect under certain countries' legal systems; local regulations may restrict Fresenius Medical Care's ability to obtain a direct ownership interest in dialysis centers or other operations; lack of governmental funding may limit the demand for Fresenius Medical Care's services and products; certain customers and governments may have longer payment cycles; and some countries could impose additional withholding taxes or otherwise tax Fresenius Medical Care's income, impose tariffs or adopt other restrictions on foreign trade affecting Fresenius Medical Care products. There can be no assurance that these factors will not have a material adverse effect on Fresenius Medical Care's business, financial position and results of operations. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Strategy" and "-- Business of NMC -- DSD
Operations -- International Dialysis Services."

RISKS RELATING TO REGULATORY MATTERS

  PENDING INVESTIGATIONS

     In October 1995, NMC received five investigatory subpoenas from the Office of the Inspector General ("OIG") of the Department of Health and Human Services ("HHS"). The subpoenas call for the production of extensive documents and were issued in conjunction with an investigation being conducted by the OIG, the U.S. Attorney for the District of Massachusetts and others concerning possible violations of federal laws relating to health care payments and reimbursements (the "OIG Investigation"). NMC is cooperating with the OIG Investigation and has made and expects to continue to make extensive document production in response to the subpoenas. The results of the OIG Investigation and its impact, if any, cannot be predicted at this time. However, the costs of responding to the government's requests are substantial and the pendency of, and any adverse resolution of, the OIG Investigation could have an adverse effect on Fresenius Medical Care's reputation, including, among other things, its relationships in the medical community. In the event that a U.S. government agency or a state agency believes that any wrongdoing has occurred, civil and/or criminal proceedings could be instituted and if such proceedings were to be instituted and the outcome were to be unfavorable, NMC or one or more of its subsidiaries could be excluded from government reimbursement programs or have their payments suspended. Such result would have a material adverse effect on the business, financial position and results of operations of NMC and Fresenius Medical Care. In addition, in the event that a U.S. government or state agency attempts to recover a significant amount of revenues of NMC for prior periods which such agency believes were improperly received, Fresenius Medical Care could suffer a material adverse effect on its business, financial condition and results of operations. In this regard, it should be noted that applicable laws authorize the imposition of penalties of significant magnitude even if the underlying claim is for a relatively immaterial amount. Further, any restrictions on NMC's future operations resulting from the resolution of the OIG Investigation could adversely affect Fresenius Medical Care's profitability in future periods. In addition, any or all of the subjects of the OIG Investigation could be the subject of civil claims by private parties, such as patients or insurers or other private payors, seeking to recoup payments made to NMC, or seeking other remedies, including, without limitation, suspension or exclusion from reimbursement programs and punitive damages. Such claims, if adversely determined, could have a material adverse effect on Fresenius Medical Care's business, financial position and results of operations. This matter is discussed further under "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- OIG Investigation" and that section should be carefully reviewed. See "BUSINESS OF FRESENIUS MEDICAL
CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- OIG Agreements" for information regarding agreements relating to the OIG investigation among NMC, Grace Chemicals, Fresenius Medical Care and the United States entered into relative to the Reorganization.

     In December 1994, a subsidiary of NMC received a subpoena from a federal grand jury in the Eastern District of Virginia investigating the contractual relationships between subsidiaries of NMC that provide dialysis services and third parties that provide medical directorship and related services to those subsidiaries. The outcome of these investigations and their effect, if any, on NMC cannot be predicted at this time. See

"BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- Eastern District of Virginia."

     On September 22, 1995, June 7, 1996, and June 21, 1996, NMC's LifeChem laboratory subsidiary ("LifeChem") voluntarily disclosed certain billing problems, which NMC believes have been corrected. The matters disclosed in LifeChem's voluntary disclosure of September 22, 1995 are also a subject of the OIG Investigation. For a further discussion of this matter, see "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- OIG Investigation."

     NMC has received multiple subpoenas from a federal grand jury in the District of New Jersey investigating a number of issues. On February 12, 1996, NMC received a letter from the U.S. Attorney for the District of New Jersey indicating that it is the target of a federal grand jury investigation into possible violations of criminal law in connection with its efforts to persuade the U.S. Food and Drug Administration (the "FDA") to lift a January 1991 import hold issued with respect to NMC's Dublin, Ireland manufacturing facility. In June 1996, NMC received a letter from the U.S. Attorney for the District of New Jersey indicating that the U.S. Attorney had declined to prosecute NMC with respect to a submission related to NMC's effort to lift the import hold. The letter added that NMC remains a subject of a federal grand jury's investigation into other matters. The outcome of this investigation and its impact, if any, on NMC's business or results of operations cannot be predicted at this time. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- District of New Jersey Investigation."

  HEALTH CARE REFORM

     Proposals to modify the current health care system in the U.S. to improve access and control costs are being considered by the federal and certain state governments. Fresenius Medical Care anticipates that the U.S. Congress and state legislatures will continue to review and assess alternative health care reforms, and Fresenius Medical Care cannot predict whether any such reform proposals will be adopted, when they may be adopted or what impact they may have on Fresenius Medical Care. Such legislation could, among other things, restrict Fresenius Medical Care's ability to establish prices and to contract independently with health care providers in the U.S., thereby having a material adverse effect on the business and operations of Fresenius Medical Care.

     In the U.S., Medicare reimbursement is currently available for dialysis equipment and/or treatment for most end-stage renal disease ("ESRD") patients at approximately the same dollars per treatment level that prevailed in 1983 (representing a significant decrease in real dollars per treatment). Health care reform proposals are intended, among other things, to reduce Medicare spending growth significantly as part of an effort to reduce the federal budget deficit. Because the demand for Fresenius Medical Care's products and the profitability of its services are affected by the availability and level of Medicare reimbursement, any spending decreases or other significant changes in the Medicare program could have a material adverse effect on the business and operations of Fresenius Medical Care.

     Other countries, especially those in Western Europe, have also considered health care reform proposals and could materially alter their government-sponsored health care programs by reducing reimbursement payments. Such reductions could affect the pricing of the products of Fresenius Medical Care and the profitability of its services, and therefore could have a material adverse effect on the business, financial position and results of operations of Fresenius Medical Care. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Reimbursement -- Non-U.S."

  OPERATIONS SUBJECT TO AND POTENTIAL EFFECTS OF GOVERNMENTAL REGULATION

     The operations of Fresenius Medical Care will be subject to extensive governmental regulation in virtually every nation in which it operates. The applicable regulations, which differ from country to country, relate in general to the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis centers, and the rate of, and accurate reporting and billing for, government and third-party reimbursement.

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

     Any inability to obtain material required licenses, certifications, or other approvals, or significant delays in obtaining such items, loss of any significant licenses and certifications required to operate, or termination of Fresenius Medical Care's authorization to participate in the Medicare or Medicaid programs under the laws of any other governmental authority from which a substantial portion of its revenues is derived, would have a material adverse effect on the business, financial position and results of operations of Fresenius Medical Care. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters."

  RISKS RELATING TO FDA MATTERS

     The FDA is the U.S. agency that regulates the testing, manufacturing and marketing of medical products and supplies. From 1991 through 1993, the FDA issued warning letters concerning four of NMC's six renal products division ("RPD") facilities in the U.S., as well as import alerts concerning hemodialysis bloodlines manufactured at NMC's Reynosa, Mexico facility and Focus(R) brand hemodialyzers manufactured at NMC's Dublin, Ireland facility. Under the import alerts, NMC was prohibited from importing the products covered by the alerts into the U.S. until the FDA confirmed compliance with Good Manufacturing Practices ("GMP") at the facilities where such products were manufactured. In January 1994, NMC and certain members of its senior management entered into a consent decree providing, among other things, for the terms upon which such import prohibition would be lifted (the "Consent Decree"). As a result of the warning letters and the Consent Decree, NMC's U.S. facilities were required to undertake significant GMP improvements, but production continued at all U.S. facilities. Violation of the Consent Decree could result in civil enforcement actions, such as seizure and injunctive actions; administrative proceedings, such as civil penalties and mandatory recalls; and/or criminal contempt proceedings, any of which could have a material adverse effect on Fresenius Medical Care's business, financial position and results of operations. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings."

  DEPENDENCE ON GOVERNMENT REIMBURSEMENT

     A significant portion of Fresenius Medical Care's revenues will be derived directly or indirectly from reimbursement payments received under the Medicare and Medicaid programs. For example, in 1995 approximately 62% of NMC's total net revenues, including approximately 62% of the revenues of DSD, approximately 78% of the revenues of LifeChem, and approximately 50% of the revenues of NMC Homecare, resulted from Medicare and Medicaid reimbursement. In addition, a significant portion of the net revenues of Fresenius USA and RPD are derived from Medicare, either indirectly by selling renal products to dialysis centers, which in turn seek Medicare reimbursement, or by furnishing products to patients receiving treatment at home and directly seeking Medicare reimbursement.

     Reimbursement under the Medicare program for chronic dialysis services provided to ESRD patients at NMC's dialysis centers is paid in accordance with a payment methodology commonly referred to as the composite rate method (the "Composite Rate"). All Medicare reimbursement rates, including the Composite Rate, Medicare rates for other dialysis-related services such as the administration of Erythropoietin ("EPO"), and Medicare rates for other services provided by Fresenius Medical Care, as well as the scope of Medicare coverage, are subject to legislative change as a result of deficit reduction and other measures. Deficit reduction measures have resulted in reimbursement rate reductions in the past and may result in further rate reductions in the future. Congress is actively considering proposals to reduce materially the amounts spent under the Medicare and Medicaid programs. Medicare has also recently proposed a new policy restricting coverage for clinical laboratory tests furnished to dialysis patients. A change in Medicare rates or other terms and conditions of Medicare and Medicaid reimbursement could have a material adverse effect on the business, financial position and results of operations of Fresenius Medical Care as would the result of a regulatory proceeding or investigation excluding NMC or one or more of its subsidiaries from participating in the Medicare reimbursement program. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Reimbursement."

  POTENTIAL LOSS OF IDPN REIMBURSEMENT

     As discussed under "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Reimbursement -- U.S. -- IDPN," the number of claims by NMC Homecare for reimbursement relating to the administration of Intradialytic Parenteral Nutrition ("IDPN") that have been approved by Medicare has been sharply reduced since late 1993. Under the Medicare Parenteral and Enteral Nutrition ("PEN") program NMC believes that the reduction in IDPN claims paid by Medicare represents an unauthorized coverage policy change. Accordingly, NMC is pursuing various administrative and legal avenues, including legal action for injunctive and declaratory relief and administrative appeals, to address this problem. No assurance can be given that NMC will prevail in pursuing such remedies or that the claims on appeal will be approved for payment.

     Medicare claims are processed by private companies under contract with the federal government. In April 1996, the Medicare claims processors issued a new coverage policy, which is effective for services billed on and after July 1, 1996. While the new policy permits continued coverage of PEN therapies, including IDPN therapy, and while the potential impact of the new policy is subject to further analysis, NMC believes that the new policy will make it substantially more difficult to qualify patients for future coverage by, among other things, requiring certain patients to undergo onerous and/or invasive tests in order to qualify for coverage. The new policy also eliminates all reimbursement for infusion pumps used to administer IDPN therapy. NMC, together with other interested parties, may seek to effect certain changes in the new policy, other than with respect to the elimination of reimbursement for infusion pumps, and NMC has developed changes to its patient qualification procedures in order to comply with the policy. However, if NMC is unable to effect changes in the new policy, or, if NMC is unable to change its operating procedures to conform to changes in the new policy, if physicians and patients fail to accept the new qualification procedures and/or if patients fail to qualify under such procedures, the policy could significantly reduce the number of patients eligible for Medicare coverage of IDPN and other PEN therapies, which would have a material adverse effect on NMC's financial position and results of operations. IDPN claims represent substantial accounts receivable of NMC Homecare (approximately $103 million as of March 31, 1996, with the receivables increasing at a rate of approximately $6 million per month) and substantially all of NMC Homecare's operating income in recent quarters. The new policy eliminates reimbursement for infusion pumps, which may adversely impact revenue by approximately $11 million on an annualized basis. For purposes of financial and operational planning, NMC estimates that as much as 50% of NMC's current patient level may no longer qualify for continued IDPN coverage under the new policy, which would adversely impact revenues by up to $42 million annually.

     If NMC is unable to collect its IDPN accounts receivable, or if IDPN/PEN coverage is reduced or eliminated, Fresenius Medical Care's business, financial position and results of operations could be materially adversely affected. The use of IDPN by NMC and certain of its billing practices related to IDPN are also a subject of the OIG Investigation. See "BUSINESS OF FRESENIUS MEDICAL
CARE -- Regulatory and Legal Matters -- Reimbursement" and "-- Legal and Regulatory Proceedings," and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC."

  RISKS RELATING TO OBRA 93 DISPUTE

     The Omnibus Budget Reconciliation Act of 1993 ("OBRA 93") amended the statutory ESRD Medicare Secondary Payor ("MSP") provisions affecting the coordination of benefits between Medicare and employer health plans in the case of ESRD patients age 65 and over who are eligible for Medicare and also covered by an employer health plan ("dual eligible ESRD patients"). The vast majority of NMC's patients affected by this amendment were retirees eligible for Medicare on the basis of age who subsequently became eligible for Medicare on the basis of ESRD and whose employer group health plan had been the supplemental payor to Medicare. The original implementation of this provision of OBRA 93 by the Health Care Financing Administration ("HCFA") of HHS, which administers the Medicare and Medicaid programs, required all employer health plans to recognize a new 18-month coordination of benefits period during which such employer health plans would be the primary payors for dialysis treatment for such dual eligible ESRD patients. Under that interpretation, primary Medicare coverage begins only after the 18-month coordination of benefits period, even if Medicare was the primary payor for an affected retiree before ESRD entitlement arose. Upon implementation of these OBRA 93 provisions with respect to dual eligible ESRD patients, NMC adopted a procedure for rebilling private payors for certain amounts previously billed to Medicare and crediting Medicare with an overpayment. NMC's treatment of the overpayments relating to implementation of OBRA 93 is a subject of the OIG Investigation. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings."

     On April 24, 1995, HCFA reversed its original interpretation of the OBRA 93 provisions by taking the new position that primary Medicare coverage begins immediately (rather than after an 18-month coordination of benefits period) in the case of individuals who are already age eligible for Medicare when ESRD entitlement arises. HCFA proposed that the reversal be effective retroactively for services provided after August 10, 1993, the effective date of OBRA 93. On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia seeking to preclude HCFA from enforcing its new policy. NMC moved for a preliminary injunction to preclude HCFA from enforcing its new policy retroactively (i.e., to billings for services provided between August 10, 1993 and April 23, 1995), which injunction was granted on June 6, 1995. The litigation is continuing with respect to NMC's request to enjoin HCFA's new policy, both retroactively and prospectively, on a permanent basis. Pending the outcome of the litigation, HCFA's new policy remains effective for services provided after April 23, 1995. See "BUSINESS OF FRESENIUS MEDICAL
CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings."

     HCFA's initial interpretation of the MSP provisions of OBRA 93 had a positive impact on DSD's revenues because during the 18-month coordination of benefits period, the employer health plan was responsible for payment at its negotiated rate or, in the absence of such a rate, at NMC's usual and customary rate (which is generally in excess of the Medicare rate). If HCFA's retroactive implementation of its revised interpretation of OBRA 93 is upheld, NMC may be required to refund the payments received from employer health plans for services provided after August 10, 1993 under HCFA's original implementation and to rebill Medicare for the same services, which would result in a net loss to NMC of approximately $120 million as of December 31, 1995. As of July 1, 1995, NMC ceased to recognize the incremental revenue realized under the original implementation, but continued to bill employer health plans as primary payors until December 31, 1995. If HCFA's revised interpretation is upheld, NMC's and Fresenius Medical Care's business, financial position and results of operations would be materially adversely affected, particularly if the revised interpretation is applied retroactively. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC" and "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters."

  RISKS RELATING TO NON-GOVERNMENTAL PAYORS

     Fresenius Medical Care derives a significant portion of its revenues from reimbursement provided by non-governmental third-party payors in the U.S. A substantial portion of third-party health insurance is now furnished through some form of managed care, including health maintenance organizations ("HMOs"). Managed care plans are increasing their market share, and this trend may accelerate as a result of the consolidation in the health care industry as well as the interest of members of Congress and the executive branch in ways to increase the number of Medicare and Medicaid beneficiaries served through managed care plans.

     Reimbursement by non-governmental payors is generally at higher rates than reimbursement by governmental payors such as Medicare. However, managed care plans are becoming more aggressive in selectively contracting with a smaller number of health care providers willing to furnish services for lower rates and subject themselves to a variety of service restrictions. For example, managed care plans and traditional indemnity third-party payors are increasingly demanding alternative fee structures, such as capitation, pursuant to which a health care provider receives a fixed payment per month per enrollee and bears the risk of loss if the costs of treating such enrollee exceed the capitation payment. These market-driven changes are creating significant downward pressure on the reimbursement NMC receives for services and products, particularly at NMC Homecare.

     As managed care programs increase market share and gain greater bargaining power vis-a-vis health care providers, there will be increasing pressure to reduce the amounts paid for services and products furnished by Fresenius Medical Care. These trends will be accelerated if future changes to the Medicare ESRD program require private payors to assume a greater percentage of the total cost of care given to dialysis patients over the term of their illness. Although Fresenius Medical Care intends to seek to increase the portion of its revenues attributable to non-governmental private payors, the historically higher rates of reimbursement paid by non-governmental payors may not be maintained at such levels. For example, with respect to homecare services, managed care programs are currently providing levels of reimbursement below those of Medicare. If substantially more patients of Fresenius Medical Care join managed care plans or such plans reduce reimbursements, Fresenius Medical Care's business, financial position and results of operations could be materially adversely affected. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings" and "-- Changes in the Health Care Industry," and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC."

OTHER RISKS

  EFFECTS OF INDEBTEDNESS

     After the Reorganization and as a result of the incurrence of debt under a new credit agreement to be entered into by NMC (the "NMC Credit Agreement") and the making of the Distribution Payment, NMC (and, therefore, Fresenius Medical Care, on a consolidated basis) will have substantial debt. Assuming the Reorganization had been consummated as of March 31, 1996, on a pro forma basis, Fresenius Medical Care would have had consolidated total debt of approximately $2.224 billion and consolidated total shareholders' equity of $1.695 billion as of such date, resulting in a consolidated ratio of total debt to equity of approximately 1.31 to 1. On a pro forma basis, assuming the Reorganization had been consummated as of January 1, 1995, Fresenius Medical Care would have had coverage ratios of earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest expense of approximately 2.98 to 1 for the year ended December 31, 1995 and 3.17 to 1 for the three months ended March 31, 1996. Included are $41,693 and $10,268, respectively, of depreciation and amortization classified as cost of sales and selling, general and administrative expenses in the Fresenius Worldwide Dialysis Combined Financial Statements. See "FRESENIUS MEDICAL CARE AG UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION."

     NMC will have significant interest expense and principal repayment obligations under the NMC Credit Agreement. While management of Fresenius Medical Care believes that such obligations will be paid as they become due, if NMC's operating cash flow is not sufficient to satisfy its cash requirements, including debt service, Fresenius Medical Care may be required to supplement NMC's operating cash flow, or Fresenius Medical Care and/or NMC may be required to effect capital spending reductions or limit or defer acquisition and expansion plans. There can be no assurance that Fresenius Medical Care would supplement NMC's cash flow or would do so in an amount sufficient to satisfy the cash requirements of NMC.

     The NMC Credit Agreement is expected to include certain covenants which, among other things, may restrict or have the effect of restricting the ability of NMC and its subsidiaries to dispose of assets, incur debt, pay dividends, create liens or make capital expenditures, investments or acquisitions, and which may otherwise limit activities of NMC and its subsidiaries. The NMC Credit Agreement also is expected to include certain covenants that will require NMC to maintain certain financial ratios. The breach of any of the covenants could result in a default under the NMC Credit Agreement. See "FINANCING." As described under "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- OIG Agreements", NMC has agreed to deliver to the United States a letter of credit in the principal amount of $150 million in connection with the OIG investigation.

     In connection with the NMC Credit Agreement, Grace Chemicals has agreed to guarantee Facility 3 (which provides for a maximum of $500 million of available credit) and Facility 2 up to a maximum of

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

$450 million. The NMC Credit Agreement is expected to provide that these guarantees will be released as to $800 million upon the occurrence of certain events after 45 days, but within 60 days, following the Effective Date, including (a) the receipt of an unconditional joint and several guarantee from Fresenius Medical Care and certain of its subsidiaries for the full amount of the NMC Credit Facility; or (b) the receipt of a letter of credit or other acceptable financial accommodation for the account of Grace Chemicals or Fresenius Medical Care in form and substance satisfactory to the Lenders; or (c) a prepayment in certain specified amounts under the NMC Credit Facility. If such guarantees are not released within 60 days following the Effective Date, demand for payment will be made on Grace Chemicals under such guarantees as to $800 million. It is the intention of Fresenius Medical Care to provide the unconditional joint and several guarantees referred to in the preceding sentence in a manner so as to cause the release of Grace Chemicals' guarantees as to $800 million not before 46 days, but on or prior to 50 days, following the Effective Date. However, no assurance can be given that such guarantees will be provided or that either or both of Grace Chemicals' guarantees will be released. In the event that Fresenius Medical Care does not provide such guarantees or otherwise effect the release of the Grace Chemicals guarantees as to $800 million, Grace Chemicals would be required to provide the letters of credit or repay the amounts specified in the NMC Credit Agreement and, thereafter, be subrogated to the rights of Lenders with respect to such repaid amounts after the Lenders under the respective facilities have been repaid in full; and Grace Chemicals has undertaken to the Lenders to maintain unused available credit in an amount to be determined while the Grace Chemicals guarantees are outstanding in order to facilitate such actions. In connection with Grace Chemicals' agreement to extend guarantees under the NMC Credit Agreement, Fresenius Medical Care and Grace Chemicals intend to enter into an agreement to induce Fresenius Medical Care to cause such guarantees to be released as to $800 million not later than the 50th day following the Effective Date. The balance of the Grace Chemicals guarantees under Facility 2 will be released upon NMC (or Fresenius Medical Care, if Fresenius Medical Care guarantees the NMC Credit Facility), on a consolidated basis, achieving a ratio of senior debt to EBITDA of equal to or less than 3.5. See "FINANCING -- NMC Credit Agreement."

  CERTAIN U.S. TAX CONSIDERATIONS RELATED TO THE DISTRIBUTION

     Prior to the Distribution, the stock of NMC will be distributed by Grace Chemicals to Grace (the "NMC Distribution"). If the NMC Distribution were not to qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), Grace Chemicals would recognize taxable gain upon consummation of the Distribution in an amount equal to the excess of the fair market value of the NMC stock over Grace Chemicals' tax basis in such stock immediately prior to the NMC Distribution. This tax would be payable by Grace Chemicals. If the Distribution were not to qualify as a tax-free spin-off under
Section 355 of the Code, then, in general, Grace would recognize taxable gain in an amount equal to the excess of the fair market value of the New Grace Common Stock over Grace's tax basis in the New Grace Common Stock immediately prior to the Distribution. This tax would be payable by FNMC. Although, pursuant to the Grace Tax Sharing and Indemnification Agreement to be entered into upon the closing of the Reorganization, Grace Chemicals will, under certain circumstances, indemnify FNMC for such tax liability, there can be no assurance that Grace Chemicals' indemnification obligation will be applicable or that Grace Chemicals will be able to satisfy any such obligation. See "THE REORGANIZATION -- The Grace Tax Sharing and Indemnification Agreement."

     Additionally, if the Distribution were not to qualify as a tax-free spin-off, each holder of Grace Common Stock as of the Time of Distribution would be treated as having received a taxable dividend equal to the fair market value of the New Grace Common Stock received, if and to the extent that Grace (as expected) has sufficient current and accumulated earnings and profits as of the end of the taxable year in which the Distribution takes place. If and to the extent that the fair market value of the New Grace Common Stock exceeds Grace's earnings and profits as so determined, each such shareholder would first reduce such shareholder's tax basis in such shareholder's Grace Common Stock (but not below zero) to the extent that the value of the New Grace Common Stock received exceeds such shareholder's pro rata share of such earnings and profits, and then recognize gain from the Distribution to the extent that the value of the New Grace Common Stock received exceeds both such shareholder's pro rata share of earnings and profits and tax basis in such shareholder's Grace Common Stock. See "CERTAIN FEDERAL INCOME TAX CONSE-

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

QUENCES OF THE TRANSACTIONS TO GRACE AND GRACE SHAREHOLDERS -- Consequences of the Distribution."

  CERTAIN LIABILITIES FOR OBLIGATIONS OF GRACE CHEMICALS

     As of March 31, 1996, Grace was the guarantor of approximately $2 billion of indebtedness of Grace Chemicals. Although Grace Chemicals has agreed to seek releases from such guarantees, such releases may not be obtained and the receipt of such releases is not a condition to the consummation of the Reorganization. In addition, Grace Chemicals has had, and is expected to continue to have, significant liabilities arising out of asbestos-related litigation and other claims. If Grace Chemicals were unable to (or otherwise did not) satisfy such liabilities, an unpaid claimant of Grace Chemicals might seek to assert such liabilities against Fresenius Medical Care, FNMC and/or NMC. Although Grace Chemicals has agreed to indemnify Fresenius Medical Care, FNMC and NMC against such guarantees and asbestos claims, there can be no assurance that Grace Chemicals will be able to fulfill its indemnity obligation.

  FRAUDULENT TRANSFER AND RELATED CONSIDERATIONS

     It is a condition to the Grace Merger that the NMC Distribution shall have occurred. Under applicable law, the NMC Distribution would constitute a "fraudulent transfer" if (a) New Grace or Grace Chemicals is insolvent, (b) the effect of the NMC Distribution would render New Grace or Grace Chemicals insolvent, (c) the NMC Distribution would leave New Grace or Grace Chemicals engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, or (d) New Grace or Grace Chemicals intended to incur, or believed it would incur, debts beyond its ability to pay as such debts mature. Generally, an entity is considered insolvent if it is unable to pay its debts as they come due or if the fair value of its assets is less than the amount of its actual and expected liabilities. In addition, the NMC Distribution may be made only out of surplus (net assets minus capital) and not out of capital.

     Grace believes that, based on the factors considered in connection with the NMC Distribution, the NMC Distribution will not be a fraudulent transfer and will be made out of surplus in accordance with applicable law. There is no certainty, however, that a court would reach the same conclusions in determining that New Grace and Grace Chemicals have satisfied the applicable standards. In this regard, it should be noted that Grace Chemicals has had, and is expected to continue to have, significant liabilities arising out of asbestos-related litigation and claims. For more information regarding such liabilities, see Item 3 of Grace's 1995 Annual Report on Form 10-K and note 2 to the consolidated financial statements included in such Report. See also "BACKGROUND AND
REASONS -- Background of the Reorganization; Reasons for the Recommendation of the Grace Board."

     If, in a lawsuit filed by an unpaid creditor or a representative of unpaid creditors or a trustee in bankruptcy, a court were to find that, at the time the NMC Distribution was consummated or after giving effect thereto, either New Grace or Grace Chemicals, as the case may be, (a) was insolvent, (b) was rendered insolvent by reason of the NMC Distribution, (c) was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, or (d) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured, then such court might require FNMC or NMC to fund certain liabilities of New Grace or Grace Chemicals, as the case may be, for the benefit of New Grace's or Grace Chemicals' creditors. The same consequences would also apply were a court to find that the NMC Distribution was not made out of the surplus of Grace Chemicals.

     It is a condition to the Reorganization that the Distribution and the Distribution Payment shall have occurred. Under applicable law, the Distribution and the Distribution Payment could be challenged if either were a fraudulent conveyance or were not made out of surplus. Grace believes that, based on the factors considered in connection with the Reorganization, each of the Distribution and the Distribution Payment will not be a fraudulent transfer and will be made out of surplus in accordance with applicable law. There is no certainty, however, that a court would reach the same conclusions in determining that Grace or NMC have satisfied the applicable standards. In this regard, it should be noted that Grace or NMC may have significant liabilities relating to regulatory matters. For more information regarding such potential liabilities, see

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

"BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings."

     Under the OIG Agreements, the United States has granted certain releases with respect to possible fraudulent transfer claims to Grace Chemicals, NMC, Fresenius Medical Care and others. See "BUSINESS OF FRESENIUS MEDICAL
CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- OIG Agreements."

  CONTROL BY FRESENIUS AG; ANTI-TAKEOVER EFFECT

     Fresenius AG will hold at least 50.3% of Fresenius Medical Care's voting securities immediately following the Reorganization. Accordingly, Fresenius AG will possess the ability, through its voting power and its power to elect the members of the Supervisory Board (Aufsichtsrat) of Fresenius Medical Care (the "FMC Supervisory Board"), to control many of the actions of Fresenius Medical Care and to approve many actions requiring the vote of Fresenius Medical Care's shareholders. This controlling ownership has the effect of, among other things, preventing a change in control of, or the declaration or payment of dividends by, Fresenius Medical Care without the agreement of Fresenius AG. In addition, ultimate control of Fresenius Medical Care would pass upon a change of control of Fresenius AG without the requirement of a vote of, or a premium for, Fresenius Medical Care shareholders. See "SECURITY OWNERSHIP -- Security Ownership of Certain Beneficial Owners and Management of Fresenius AG" with regard to control of Fresenius AG.

     Fresenius AG has agreed that one-third of the members of the FMC Supervisory Board (but not less than two such members) will be persons who do not have any substantial business or professional relationship with Fresenius AG or Fresenius Medical Care, or any of their affiliates. Fresenius AG has agreed to cause Fresenius Medical Care to provide certain protections for minority shareholders in certain provisions of Fresenius Medical Care's Articles of Association and in the Pooling Agreement. These protections include FMC Supervisory Board approval for certain transactions between Fresenius AG and Fresenius Medical Care, standstill protections for a period of three years following the Reorganization and other restrictions on the disposition of FMC Ordinary Shares by Fresenius AG. The Pooling Agreement provides that it will be enforceable in the state and federal courts in New York. See "DESCRIPTION OF THE POOLING AGREEMENT." However, there can be no assurance that these protections will be adequate or that German courts, applying German conflicts of law rules, will enforce these provisions or New York judgments obtained with respect to these provisions. See "DESCRIPTION OF THE POOLING AGREEMENT" and "COMPARISON OF CERTAIN RIGHTS OF SHAREHOLDERS OF GRACE AND FRESENIUS USA."

  NO CURRENT MARKET

     There is currently no public market for the ADSs, the FMC Ordinary Shares or the New Preferred Shares. While Fresenius Medical Care will apply to list the ADSs on the NYSE and the FMC Ordinary Shares on the Frankfurt Stock Exchange and, after the Reorganization, FNMC intends to seek to list the New Preferred Shares on a national stock exchange, there can be no assurance that applicable listing criteria will be satisfied, as to the volume of trading and liquidity that will develop or as to the prices at which the FMC Ordinary Shares, the ADSs or the New Preferred Shares will trade after the Reorganization. Moreover, until the ADSs, FMC Ordinary Shares and the New Preferred Shares are fully distributed and orderly markets develop, the prices at which trading in such securities occurs may fluctuate significantly.

  SPECIAL DIVIDEND

     The New Preferred Shares are not entitled to receive any dividend payments from FNMC other than the Special Dividend, the accrual of which will be contingent upon the aggregate amount of adjusted cash flow generated by Fresenius Medical Care during the period from January 1, 1997 to December 31, 2001. See "DESCRIPTION OF NEW PREFERRED SHARES" for a discussion of such requirements. FNMC also

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

must have adequate surplus in order for the payment of the Special Dividend to be lawful under New York corporate law. Fresenius Medical Care's ability to generate cash flow is subject to many factors, including the risk factors set forth herein. There can be no assurance that Fresenius Medical Care will generate sufficient cash flow to require accrual of the Special Dividend on the New Preferred Shares or that FNMC will have adequate surplus for the payment of the Special Dividend. The terms of the New Preferred Shares do not obligate Fresenius Medical Care to make a capital contribution to FNMC in order to provide FNMC with adequate surplus to make such payments. The failure or inability of FNMC to pay the Special Dividend does not prevent Fresenius Medical Care from paying dividends on FMC Ordinary Shares. However, if the Special Dividend is payable but not declared by the FNMC Board, or if any installment of the Special Dividend is not paid on the applicable Payment Date, FNMC may not pay dividends on FNMC Common Stock, which, in turn, might limit Fresenius Medical Care's ability to pay dividends on the FMC Ordinary Shares. The amount of the Special Dividend would be reduced by certain amounts payable in connection with the matters underlying the OIG Investigation. In addition, the Special Dividend will only begin to accrue after payment of interest on amounts outstanding under the NMC Credit Agreement and other indebtedness and will be subject to limitation by covenants regarding restricted payments contained in such debt. Therefore, such indebtedness will have a negative impact on the likelihood and size of any payment of the Special Dividend. See "DESCRIPTION OF NEW PREFERRED SHARES."

  VALUE OF NEW PREFERRED SHARES

     The New Preferred Shares are not entitled to receive any dividend payments other than the Special Dividend, the accrual of which will be dependent on Fresenius Medical Care having an adjusted operating performance from January 1, 1997 through December 31, 2001 in excess of an established target amount for such period. In addition, certain expenses incurred in connection with regulatory investigations are included in determining such operating performance levels. Aside from the Special Dividend, the New Preferred Shares have only a nominal liquidation preference. Therefore, the Special Dividend may never be paid and the New Preferred Shares may have minimal or no value. In addition, the market price of the New Preferred Shares can be expected to fluctuate with changes in the market and economic conditions, the financial condition and prospects of FNMC and Fresenius Medical Care and other factors that generally affect the market prices of securities.

  ORGANIZATION UNDER GERMAN LAW

     Fresenius Medical Care will be organized under German law. The preferences, rights and privileges of shareholders under German law, as well as the rights of minority shareholders and other substantive provisions, differ materially from those that shareholders of Grace and Fresenius USA currently possess under New York and Massachusetts law, respectively. See "COMPARISON OF CERTAIN RIGHTS OF SHAREHOLDERS OF GRACE AND FRESENIUS USA."

     Fresenius Medical Care will be a "foreign private issuer," as defined in the Commission's rules, and consequently will not be subject to certain disclosure requirements applicable to domestic issuers. Fresenius Medical Care will not be subject to the Commission's proxy rules or the Commission's rules requiring the filing of quarterly reports, and annual reports filed by Fresenius Medical Care with the Commission will contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of Fresenius Medical Care's securities and certain related party transactions. Also, officers, directors and 10% beneficial owners of Fresenius Medical Care's equity securities will not be subject to the reporting requirements and short-swing profit recovery provisions of Section 16 of the Exchange Act. However, Fresenius Medical Care has agreed that as long as the Pooling Agreement is in effect, Fresenius Medical Care will file quarterly reports under cover of Form 6-K, will prepare its annual and quarterly financial statements in accordance with US GAAP and will file with the Commission and provide to shareholders (including holders of ADRs) certain materials with respect to its annual and special meetings of shareholders. See "DESCRIPTION OF THE POOLING AGREEMENT -- Listing of American Depository Shares; SEC Filings" and "-- Term."

                              THE SPECIAL MEETINGS

GENERAL

     This Joint Proxy Statement-Prospectus is being furnished to holders of Grace Common Stock and Grace Preferred Stock in connection with the solicitation of proxies by the Grace Board for use at the Grace Special Meeting, to be held on September 16, 1996. The purposes of the Grace Special Meeting are to consider and vote upon a proposal to approve and adopt the Reorganization Agreement and the transactions contemplated thereby (including the Grace Merger and the Distribution), to approve and adopt the Grace Amendment and to transact such other business as may properly come before the Grace Special Meeting.

     This Joint Proxy Statement-Prospectus is being furnished to holders of Fresenius USA Common Stock in connection with the solicitation of proxies by the Fresenius USA Board for use at the Fresenius USA Special Meeting to be held on September 16, 1996. The purposes of the Fresenius USA Special Meeting are to consider and vote upon a proposal to approve and adopt the Reorganization Agreement and the transactions contemplated thereby, including, without limitation, the Fresenius USA Merger, to approve and adopt the Fresenius USA Plan Amendment and to transact such other business as may properly come before the Fresenius USA Special Meeting.

     Each copy of this Joint Proxy Statement-Prospectus mailed to shareholders of Grace is accompanied by a form of proxy for use at the Grace Special Meeting, and has attached as Annex A the New Grace Prospectus. Each copy of this Joint Proxy Statement-Prospectus mailed to stockholders of Fresenius USA is accompanied by a form of proxy for use at the Fresenius USA Special Meeting.

     This Joint Proxy Statement-Prospectus is also being furnished to holders of Grace Common Stock and Fresenius USA Common Stock as a Prospectus of Fresenius Medical Care in connection with the issuance of FMC Ordinary Shares represented by ADSs in connection with the Reorganization and to holders of Grace Common Stock as a Prospectus of Grace in connection with the issuance of the shares of the New Preferred Shares by Grace in connection with the Recapitalization. See "AVAILABLE INFORMATION."

DATE, PLACE AND TIME

     The Grace Special Meeting will be held at Grace's headquarters at One Town Center Road, Boca Baton, Florida, on September 16, 1996, at 10:00 a.m. local time.

     The Fresenius USA Special Meeting will be held at the 52nd floor conference center of O'Melveny & Myers LLP, 153 East 53rd Street, New York, New York, 10022, on September 16, 1996, at 10:00 a.m. local time.

RECORD DATES

  GRACE

     The Grace Board has fixed the close of business on July 29, 1996 as the Grace Record Date for the determination of the holders of Grace Common Stock and Grace Preferred Stock entitled to receive notice of and to vote at the Grace Special Meeting.

  FRESENIUS USA

     The Fresenius USA Board has fixed the close of business on July 29, 1996 as the Fresenius USA Record Date for the determination of the holders of Fresenius USA Common Stock entitled to receive notice of and to vote at the Fresenius USA Special Meeting.

VOTES REQUIRED

  GRACE

     As of July 15, 1996, the following shares of the following classes of Grace's capital stock were outstanding and entitled to the following votes:

                                                                       SHARES       VOTES PER
                                CLASS                               OUTSTANDING       SHARE
    --------------------------------------------------------------  ------------    ---------
    Grace 6% Preferred Stock......................................        36,460       160
    Grace Class A Preferred Stock.................................        16,256        16
    Grace Class B Preferred Stock.................................        21,577        16
    Grace Common Stock............................................    92,001,176         1

     In addition to the classes of stock listed above, Grace has authorized Class C Preferred Stock. There currently are no shares of Grace Class C Preferred Stock outstanding.

     Votes Required. Holders of Grace Common Stock and Grace Preferred Stock will vote together as one class. Approval of the Reorganization Agreement and the transactions contemplated thereby requires the affirmative vote of two-thirds (and, in the case of the Grace Amendment, a majority) of the total voting power of Grace's outstanding capital stock. As a result, failing to vote or abstaining on any such proposal has the same effect as voting against the proposal.

     Beneficial Ownership of Management. At June 15, 1996, Grace's directors and executive officers and their affiliates beneficially owned in the aggregate Grace Common Stock and Grace Preferred Stock representing less than 1% of the total voting power of all of Grace's stock entitled to vote at the Grace Special Meeting. Each of the directors and executive officers of Grace is expected to vote in favor of the proposals to be voted at the Grace Special Meeting.

     The presence in person or by proxy at the Grace Special Meeting of the holders of a majority of the total voting power of Grace's outstanding capital stock is necessary to constitute a quorum for the transaction of business. Under the rules of the NYSE, brokers who hold shares in street name for customers will not have the authority to vote on the Reorganization unless they receive specific instructions from beneficial owners. Under the NYBCL, such a broker non-vote will not be counted as present for purposes of a quorum and will otherwise have the same effect as a vote against the Reorganization.

     At July 23, 1996, the directors and executive officers of Fresenius USA beneficially owned 360 shares of Grace Common Stock and no shares of Grace Preferred Stock.

  FRESENIUS USA

     At the Fresenius USA Record Date, there were 26,374,218 shares of Fresenius USA Common Stock outstanding. Each share of Fresenius USA Common Stock outstanding on the Fresenius USA Record Date is entitled to one vote upon each matter properly submitted at the Fresenius USA Special Meeting.

     The affirmative vote of the holders of record of at least two-thirds of the outstanding shares of Fresenius USA Common Stock entitled to vote at the Fresenius USA Special Meeting is necessary to approve the Reorganization Agreement and the transactions contemplated thereby. The affirmative vote of the holders of record of a majority of the shares of Fresenius USA Common Stock entitled to vote at the Fresenius USA Special Meeting is necessary to approve the Fresenius USA Plan Amendment.

     The presence in person or by proxy at the Fresenius USA Special Meeting of holders of a majority of the outstanding shares of Fresenius USA Common Stock is necessary to constitute a quorum for the transaction of business. Abstentions will be counted as present for the purposes of determining whether a quorum is present. Since the Reorganization requires the approval of two-thirds of the outstanding shares of Fresenius USA Common Stock, and the Fresenius USA Plan Amendment requires the approval of a majority of the outstanding shares of Fresenius USA Common Stock, abstentions will have the same effect as negative votes. Under the rules of the AMEX, brokers who hold shares in street name for customers will not have the authority to vote on the Reorganization or the Fresenius USA Plan Amendment unless they receive specific instructions from beneficial owners. Such non-votes will have the same effect as negative votes.

     Fresenius AG is currently the beneficial owner of 18,438,545 shares of Fresenius USA Common Stock including 3,129,883 shares of Fresenius USA Common Stock acquired upon conversion of the Fresenius USA Series F Preferred Stock and 1,515,221 shares of Fresenius USA Common Stock acquired upon the exercise of certain warrants to purchase Fresenius USA Common Stock. Fresenius AG has informed Fresenius USA of its intention to vote all of its 18,438,545 shares of Fresenius USA Common Stock in favor of the Reorganization Agreement and the transactions contemplated thereby and the Fresenius USA Plan Amendment. Such shares represent approximately 70.3% of the total shares entitled to vote on such matters at the Fresenius USA Special Meeting. Accordingly, such affirmative vote by Fresenius AG will result in the approval of the Reorganization and the Fresenius USA Plan Amendment. In addition, directors and executive officers of Fresenius USA who beneficially owned a total of 262,166 shares of Fresenius USA Common Stock at July 23, 1996 (excluding shares which may be acquired upon exercise of employee or director stock options), or approximately 1% of the Fresenius USA Common Stock then outstanding, are expected to vote such shares in favor of the Reorganization and the Fresenius USA Plan Amendment. See "SECURITY OWNERSHIP -- Security Ownership of Certain Beneficial Owners and Management of Fresenius USA."

     At July 15, 1996, the directors and executive officers of Grace owned no shares of Fresenius USA Common Stock.

VOTING AND REVOCATION OF PROXIES

     Shares of Grace Common Stock, Grace Preferred Stock and Fresenius USA Common Stock represented by a proxy properly signed and received at or prior to the appropriate Special Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES OF GRACE COMMON STOCK AND GRACE PREFERRED STOCK REPRESENTED BY THE PROXY WILL BE VOTED FOR THE PROPOSAL TO ADOPT AND APPROVE THE REORGANIZATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND FOR THE PROPOSAL TO APPROVE AND ADOPT THE GRACE AMENDMENT, AND SHARES OF FRESENIUS USA COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND FOR THE PROPOSAL TO APPROVE AND ADOPT THE FRESENIUS USA PLAN AMENDMENT. Both Grace and Fresenius USA proxy holders may, in their discretion, vote shares to adjourn the Grace Special Meeting or the Fresenius USA Special Meeting, respectively, to solicit additional proxies in favor of such proposals. However, shares of Grace Common Stock, Grace Preferred Stock and Fresenius USA Common Stock with respect to which a proxy is signed and returned indicating a vote against any proposal will not be so voted to adjourn. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted by the filing of an instrument revoking it or of a duly executed proxy bearing a later date with the Secretary of Grace, for Grace shareholders, or with the Clerk of Fresenius USA, for Fresenius USA stockholders, prior to or at the appropriate Special Meeting, or by voting in person at the appropriate Special Meeting. All written notices of revocation and other communications with respect to revocation of Grace proxies should be addressed to W. R. Grace & Co., One Town Center Road, Boca Raton, Florida 33486-1010, Attention: Secretary. All written notices of revocation and other communications with respect to revocation of Fresenius USA proxies should be addressed to Fresenius USA, Inc., 2637 Shadelands Drive, Walnut Creek, California 94598, Attention: Clerk. Attendance at a Special Meeting will not in and of itself constitute a revocation of a proxy.

     The Grace Board and the Fresenius USA Board are not currently aware of any business to be acted upon at the Special Meeting of their respective shareholders other than as described herein. If, however, other matters are properly brought before either Special Meeting, the persons appointed as proxies will have discretion to vote or act thereon according to their best judgment.

     Neither shareholders of Grace nor stockholders of Fresenius USA will be entitled to present any matters for consideration at either Special Meeting.

SOLICITATION OF PROXIES

     In addition to solicitation by mail, directors, officers and employees of Grace and Fresenius USA, who will not be specifically compensated for such services, may solicit proxies from the shareholders of Grace and Fresenius USA, respectively, personally or by telephone, telecopy or telegram or other forms of communication. Brokers, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

     In addition, Grace has retained D. F. King & Co. to assist in the solicitation of proxies. The fees to be paid to such firm for such services by Grace are not expected to exceed $15,000, plus reasonable out-of-pocket costs and expenses. Services also will be provided to Fresenius USA by American Stock Transfer and Trust Company in soliciting banks and brokers holding stock in their names or in custody or in the names of nominees for others. Fresenius USA does not anticipate paying any additional fee for such services. Grace and Fresenius USA each will bear its own expenses in connection with the solicitation of proxies for its Special Meeting, except that, if the Reorganization is consummated, Fresenius Medical Care will pay the costs incurred in printing this Joint Proxy Statement-Prospectus.

GRACE AMENDMENT

     At the Grace Meeting, Grace shareholders will consider and vote upon a proposal (proposal 2 in the Grace Notice of Special Meeting of Shareholders mailed herewith) to adopt the Grace Amendment which will establish authority for the issuance of the New Preferred Shares and will change the legal name of Grace to "Fresenius National Medical Care, Inc." Approval of such Grace Amendment is being sought to establish the New Preferred Shares, and, therefore, indirectly, to consummate the Recapitalization, and to permit Grace's historical name to continue to be used by Grace's chemicals businesses. However, in the event that the Grace Amendment is not approved at the Grace Meeting, the sequence of the transactions comprising the Reorganization and/or certain immaterial terms of the New Preferred Shares may be changed so that the Reorganization may be consummated without effecting the Grace Amendment. For information with respect to the New Preferred Shares, see "DESCRIPTION OF NEW PREFERRED SHARES." The Grace Amendment is set forth in Appendix B hereto.

                             BACKGROUND AND REASONS

BACKGROUND OF THE REORGANIZATION; REASONS FOR THE RECOMMENDATION OF THE GRACE BOARD

     On May 4, 1995, Mr. Albert J. Costello, the President and Chief Executive Officer of Grace, was advised by Dr. Constantine L. Hampers, the Chief Executive Officer of NMC, that, in order to solve certain management issues (such as the desire for greater independence by NMC management, and NMC management's concern that, as part of a diversified conglomerate, NMC's abilities to achieve its potential could be constrained) at NMC, Grace should undertake a 100% spin-off or sale of NMC and offered that NMC management would be willing to buy NMC for $3.5 billion if a sale were to be considered. Grace management, together with its financial and legal advisors, evaluated Dr. Hampers' proposals in light of other alternatives available with respect to NMC.

     On June 14, 1995, the Grace Board met to consider Grace's options regarding NMC. Following presentations by Grace's management and its financial and legal advisors, the Grace Board authorized management to proceed with a plan pursuant to which Grace would spin off NMC to Grace shareholders on a one-share-for-one-share basis. In connection with its review and determination that the spin-off of NMC was the best alternative for Grace and its shareholders, the Grace Board considered, among other things, a proposal by Vivra Incorporated ("Vivra") that NMC be merged with Vivra in a stock-for-stock transaction in connection with a proposed NMC spin-off. Vivra proposed that such merger would offer an unspecified premium to Vivra shareholders over the current market price and would result in certain operational synergies. The Grace Board had reservations about the achievability of the operational synergies Vivra suggested, given Vivra's relatively small size. Moreover, the Grace Board felt that the proposal contained contingencies and uncertainties not present in a pure spin-off, and considered that Vivra itself had recognized that the bulk of the value created through the Vivra proposal would be through the spin-off, and not through the merger with Vivra. Since the Vivra proposal would add, at best, a marginal benefit to the spin-off transaction, the Grace Board felt that it would not be prudent to jeopardize the spin-off to pursue that possible marginal benefit. In addition, the Grace Board considered that NMC would not be precluded from pursuing any synergistic transactions, such as a merger with Vivra, after the spin-off. The Grace Board took into account that Grace's financial advisors had made discrete solicitations of interest in NMC and that, despite such solicitations and the publicized nature of the transaction, no third party other than Vivra had made a proposal for NMC.

     During the summer and early fall of 1995, Grace management, together with Grace's financial and legal advisors, took steps toward the consummation of the spin-off. On October 17, 1995, NMC received five subpoenas from the OIG, the United States Attorney's Office for the District of Massachusetts and others, as discussed herein under "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- OIG Investigation." On October 18, 1995, Grace announced that, in light of the subpoenas, completion of the previously announced spin-off of NMC was expected to occur in the first quarter of 1996, rather than in the fourth quarter of 1995.

     In the fall of 1995, representatives of Fresenius AG notified representatives of Grace that Fresenius AG was interested in pursuing a transaction in which NMC would be combined with Fresenius Worldwide Dialysis and were advised by Grace representatives that, as a result of the delay in the proposed spin-off, Grace might be receptive to alternatives to the previously announced spin-off. On October 20, 1995, Grace and Fresenius AG entered into a confidentiality agreement (which included standstill provisions) and began to exchange certain information in connection with their evaluation of a transaction. More advanced discussions respecting a possible transaction began in late November 1995. At the onset of such discussions, Grace informed Fresenius AG that its primary objective was to maximize the value of NMC for the benefit of the Grace shareholders, and that it also had a strong preference for a transaction structure in which (i) Grace could separate its non-health care businesses from NMC in a tax-free spin-off, simultaneously combining NMC with another dialysis business through a merger, (ii) there would be a substantial tax-free distribution of cash (or assumption of debt) for the benefit of Grace Chemicals and (iii) NMC would be responsible for all of its liabilities, including any regulatory liabilities, Grace Chemicals would be responsible only for non-health care liabilities, and each party would indemnify the other with respect to its respective liabilities. Fresenius AG indicated that, subject to its completion of due diligence, it was willing to pursue a transaction structured in this manner. Discussions with Fresenius AG continued through the remainder of 1995 and January 1996.

     By mid-January 1996, Fresenius AG informed Grace that its preliminary due diligence investigation had been completed and asked that both parties focus their efforts in an attempt to reach closure with respect to open issues. Grace management determined that discussions with respect to a transaction with Fresenius AG had significantly advanced and could likely be reduced to definitive agreements. Therefore, on January 13, 1996, Grace and Fresenius AG agreed that, until February 4, 1996, Grace would negotiate exclusively with Fresenius AG with a view toward entering into definitive agreements respecting a transaction along the lines of Grace's preferred structure, provided that if any third party submitted a proposal to Grace, Grace would be free to consider and evaluate such proposal (including by way of discussions with such third party and its representatives). If Grace management believed that such proposal would reasonably be expected to be more attractive to Grace and its shareholders, Grace agreed to offer Fresenius AG the opportunity to improve its proposal reasonably promptly to be satisfactory to Grace; and, if Grace management determined that Fresenius AG had not sufficiently improved its proposal, it would so advise Fresenius AG and Grace could then negotiate with such third party. However, Fresenius AG agreed that Grace would not be precluded in any way from making (or not making) any recommendation to the Grace Board or from accepting any proposal for NMC that it considered to be in the best interest of Grace and its shareholders. Negotiations between Grace and Fresenius AG proceeded intensively thereafter on the basis of this agreement. Dr. Hampers played virtually no role in Grace's negotiations with Fresenius AG. Such negotiations involved a structure in which, following the Reorganization, New Grace would retain its interests in GN Holdings, Inc. and the Amicon filtration business, which historically were managed, but only partly owned, by NMC, with the remainder owned by Grace Chemicals. Although such businesses had a reporting relationship to NMC, the revenues of such businesses were immaterial to NMC, and NMC believes that such assets are not integral to its business. The decision to exclude such assets was made by Grace and Fresenius AG as part of the negotiation of the debt and equity levels, and the Distribution Payment, resulting from the Reorganization.

     On January 31, 1996, Baxter International, Inc. ("Baxter") sent Grace a proposal involving a spin-off of NMC and a subsequent merger with a Baxter subsidiary that Baxter valued at $3.8 billion. Baxter had indicated interest in NMC on a sporadic basis during the fall and winter of 1995-96, had met with Grace management and its advisors on several occasions and had made various proposals to Grace for investments in NMC coupled with supply arrangements. Baxter had been unwilling to sign a confidentiality agreement with Grace containing terms similar to those agreed to by Fresenius AG and, therefore, was not provided with confidential information regarding NMC. Under Baxter's January 31 proposal, NMC would borrow $1.275 billion and dividend such amount, together with a $300 million pay-in-kind note (the payment of which would be due in full on completion of the subsequent merger) to Grace; Baxter would guarantee $450 million of such borrowing if the subsequent merger occurred or, otherwise, commit to purchase $450 million of NMC stock; NMC would enter into a long-term supply agreement with Baxter; and Grace would spin off NMC to Grace's shareholders. Following 35 days of public trading in NMC stock after the spin-off, NMC shareholders would vote on a merger of NMC with a Baxter subsidiary in which NMC shareholders would receive $1.8 billion of Baxter stock. Following such merger, Grace would be responsible for all governmental and regulatory liabilities or undisclosed liabilities of NMC in excess of $100 million. Baxter's proposal stated that it was subject to the negotiation of definitive agreements and due diligence. Baxter's proposal also stated that consummation of the merger would be subject to certain conditions and that Baxter would be entitled to a termination fee of 3% of the total transaction value (which Baxter had stated was $3.8 billion) in the event that the transaction was not consummated.

     Grace management, together with its legal and financial advisors, evaluated Baxter's January 31 proposal and concluded that the proposal was less attractive to Grace and its shareholders than the Fresenius AG proposal in several respects: (a) the total transaction value was lower than the estimated Fresenius AG proposal; (b) Grace Chemicals would be responsible for any regulatory and other liabilities of NMC in excess of $100 million following the spin-off, which could create uncertainty over the valuation of Grace Chemicals and frustrate the separation of the businesses on an ongoing basis; (c) the proposal presented a risk that the long-term supply agreement (which, together with the 3% termination fee, might deter other buyers of NMC) and the spin-off might be consummated without certainty that the subsequent merger would be consummated, thereby depriving the Grace shareholders of the opportunity to achieve maximum value; and (d) the structure outlined in the proposal was more novel from a tax perspective than the "Morris Trust" structure contemplated by the Fresenius AG proposal. In addition, the Fresenius AG proposal under discussion (a) was close to final agreement and (b) was on terms which did not preclude termination to enter into a more favorable transaction with another party.

     On February 2, 1996, Baxter publicly announced that it had made the January 31 proposal.

     In December 1995, representatives of Vivra informed representatives of Grace that Vivra was still interested in a transaction substantially the same as the transaction proposed in June 1995. In addition, Grace was aware that at this time other dialysis companies even smaller than Vivra were willing to pursue such a transaction. However, no such transactions were pursued because Grace believed, and was advised by its financial advisors, that greater value would be available from a transaction with Fresenius AG or Baxter.

     At a meeting of the Grace Board held on February 4, 1996, the Grace Board considered the Reorganization and the proposed agreements relating thereto as well as the January 31 Baxter proposal. At the meeting, Grace's management and its legal and financial advisors made detailed presentations concerning the proposed transaction. The Grace Board concluded that a transaction with a third party was preferable at the time to the previously proposed spin-off of NMC, which involved execution risks in light of the difficulties in obtaining financing during the pendency of the OIG Investigation. As noted above, the Grace Board was advised that the most likely third-party candidates for a transaction were Baxter and Fresenius AG. The Grace Board concluded that the Fresenius AG proposal (which, as described in detail under "-- Presentation by Grace Financial Advisors -- Comparison of Baxter Proposal," the Grace Financial Advisors estimated provided between approximately $3.675 billion and approximately $3.975 billion of value to Grace on a tax-free basis plus entitled Grace to retain certain cash flows of NMC prior to the Reorganization and provided for the issuance of the New Preferred Shares) was preferable to the January 31 Baxter proposal (which Baxter had stated was valued at $3.8 billion) for the reasons described in the third preceding paragraph. After such presentations, and taking into account the alternatives available the Grace Board unanimously determined that the Reorganization and the proposed agreements relating thereto were fair to and in the best interests of Grace and its shareholders, authorized Grace to enter into the agreements and to consummate the transactions contemplated thereby, and resolved to recommend that Grace shareholders approve such agreements and the transactions contemplated thereby.

     In connection with its approval and recommendation, the Grace Board considered, among other things, the following factors:

          (a) the terms of the proposed transactions and the proposed agreements relating thereto, including, among other things, the requirement for Grace shareholder approval and the other conditions to consummation, the circumstances under which the agreements could be terminated and the termination fees payable in connection therewith;

          (b) the "Morris Trust" structure and the tax treatment of the transaction;

          (c) other available alternatives, including the Baxter proposal, and the ability to enter into an agreement respecting a higher offer under certain circumstances under the Fresenius AG transaction;

          (d) the presentation by representatives of CS First Boston and Merrill Lynch which included, among other things, valuation analyses with respect to Fresenius Medical Care and NMC and each such firm's opinion that the Distribution Payment and the Grace Merger, taken together, were fair, from a financial point of view, to holders of Grace Common Stock, such opinion and presentations being based on certain assumptions and subject to certain limitations (see "-- Financial Advisors to Grace");

          (e) the business rationales for the transaction, including that the combination of NMC and Fresenius Worldwide Dialysis had the potential to enhance shareholder value through operating synergies as an integrated dialysis products and services company, although there can be no assurance that synergies will be achieved or as to the amount thereof, and that Fresenius Medical Care could take advantage of unique marketplace strengths in the U.S. and other markets, notwithstanding the competitive and other risks associated with combining a products company and a services company;

          (f) the operating and financial strength of the combined entity, although the Grace Board did consider the substantial goodwill charges which would be associated with the Reorganization;

          (g) the impact of the transaction on Grace's remaining specialty chemicals businesses, including that the transaction would result in the payment of a significant amount of cash to Grace Chemicals and enable Grace Chemicals (or New Grace) to use such cash to reduce debt, repurchase stock and/or invest in core specialty chemical operations;

          (h) the retention by NMC of all health care liabilities, including any regulatory liability relating to the governmental investigations, the indemnity to be provided to Grace's specialty chemicals businesses with respect to such liabilities and the concern that such liabilities would impact the valuation of Fresenius Medical Care which might affect the trading market for FMC Ordinary Shares; and

          (i) the arrangements which had been made with respect to corporate governance of Fresenius Medical Care and related issues; and

          (j) the unfamiliarity of Fresenius Worldwide Dialysis to U.S.
     investors.

     The foregoing discussion of the information and factors considered and given weight by the Grace Board is not intended to be exhaustive but includes all material factors considered by the Grace Board. In addition, in reaching the determination to approve and recommend the Reorganization, the Grace Board did not assign any relative or specific weights to the foregoing factors.

     THE GRACE BOARD RECOMMENDS THAT GRACE SHAREHOLDERS VOTE FOR APPROVAL OF THE REORGANIZATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

  FINANCIAL ADVISORS TO GRACE

     CS First Boston and Merrill Lynch were retained to act as the Grace Financial Advisors in connection with Grace's exploration of strategic alternatives for NMC. CS First Boston and Merrill Lynch were selected by Grace because of their familiarity with Grace and NMC and their respective businesses and their qualifications and expertise in providing advice to companies in the businesses in which Grace and NMC are engaged, as well as their reputations as internationally recognized investment banking firms. Each of CS First Boston and Merrill Lynch has consented to the reprinting of its fairness opinion and the summary of such firm's activities included herein.

     Opinions of Grace Financial Advisors. At the request of the Grace Board, on February 4, 1996, each of CS First Boston and Merrill Lynch delivered a written opinion to the Grace Board that, based upon and subject to the matters set forth in its written opinion, as of such date, the terms of the Distribution Payment and the Grace Merger, taken together, were fair, from a financial point of view, to the holders of Grace Common Stock. In preparing these opinions, these firms performed a variety of financial and comparative analyses and made a detailed presentation to the Grace Board with respect to, among other things, the valuations of Fresenius Medical Care and NMC. The Grace Board, in accepting the opinions of the Grace Financial Advisors, was aware that the Grace Financial Advisors relied upon certain financial information, projections and other information provided by Grace management and that the opinions of such firms relied, in part, on certain assumptions and are subject to certain limitations. While the Grace Board did not perform an independent review of the financial information, projections and other information provided to the Grace Financial Advisors, the Grace Financial Advisors and management did review certain financial information and projections with the Grace Board. The Grace Board relied on the Grace Financial Advisors, whom it considered to be experts in such matters, to select the appropriate methodologies to determine fairness. No updates of such opinions have been requested because such opinions were provided solely in connection with the decisions of the Grace Board taken on February 4, 1996. While the pro forma financial information included herein was not available on February 4, 1996, Grace believes that such pro forma financial information is not materially different from the information available on February 4, 1996 so as to impact on fairness.

     THE FULL TEXTS OF THE WRITTEN OPINIONS OF CS FIRST BOSTON AND MERRILL LYNCH ARE SET FORTH IN APPENDIX C TO THIS JOINT PROXY STATEMENT-PROSPECTUS AND DESCRIBE THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN. THE OPINIONS OF CS FIRST BOSTON AND MERRILL LYNCH WERE FURNISHED FOR THE INFORMATION OF THE GRACE BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE REORGANIZATION, AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY GRACE SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE ON THE REORGANIZATION. GRACE SHAREHOLDERS ARE URGED TO READ THE OPINIONS IN THEIR ENTIRETY.

     Opinion of CS First Boston. In connection with its opinion, CS First Boston reviewed certain publicly available business and financial information relating to Grace, NMC and Fresenius Worldwide Dialysis, as well as the Reorganization Agreement, the Contribution Agreement and the Distribution Agreement (collectively, the "Transaction Agreements"). CS First Boston also reviewed certain other information, including financial forecasts and certain information with respect to potential synergies which may result from the Reorganization, provided to CS First Boston by Grace and Fresenius AG, and met with the managements of Grace, Fresenius AG and Fresenius USA to discuss the business and prospects of NMC, Fresenius Worldwide Dialysis and Fresenius USA. CS First Boston also considered certain financial data of NMC, Fresenius Worldwide Dialysis and Fresenius USA and compared that data with similar data for other publicly held companies in businesses similar to those of NMC, Fresenius Worldwide Dialysis and Fresenius USA and considered the financial terms of certain other business combinations and other transactions. CS First Boston also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

     In connection with its review, CS First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on its being complete and accurate in all material respects. With respect to the financial forecasts, CS First Boston assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of Grace's and Fresenius AG's managements as to the future financial performance of NMC and Fresenius Worldwide Dialysis. CS First Boston also relied upon the views of Grace's and Fresenius AG's managements concerning the business, operational and strategic benefits and implications of the Reorganization, including financial forecasts provided to CS First Boston by Grace and Fresenius AG relating to synergistic benefits to Fresenius Worldwide Dialysis and NMC. CS First Boston did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NMC or Fresenius Worldwide Dialysis, nor was CS First Boston furnished with any such evaluations or appraisals. CS First Boston's opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. CS First Boston did not express any opinion as to what the value of the ADSs actually would be when issued to holders of Grace Common Stock or the prices at which the ADSs would trade subsequent to the Reorganization. In addition, CS First Boston understood that NMC was the target of certain governmental and regulatory investigations relating to the conduct of its business, which could result in substantial liabilities and obligations being incurred by NMC in the future, the amount of which the management of Grace was unable to predict. CS First Boston also understood that the financial statements, pro forma financial statements and registration statement of Fresenius Medical Care had not yet been prepared.

     CS First Boston assumed, with Grace's consent, that the transactions contemplated by the Transaction Agreements would comply with applicable U.S., foreign, federal and state laws, including, without limitation, laws relating to the payment of dividends, bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer or other similar laws affecting creditors' rights generally. CS First Boston assumed, with Grace's consent, that receipt of the ADSs would be tax-free for federal income tax purposes to holders of Grace Common Stock and that none of Grace, NMC, Fresenius Worldwide Dialysis, Fresenius USA and Fresenius Medical Care would recognize income, gain or loss as a result of the transactions contemplated by the Transaction Agreements. In addition, CS First Boston assumed, with Grace's consent, that Grace Chemicals and Fresenius AG would perform their respective indemnification obligations which may arise under the Distribution Agreement and the Contribution Agreement in accordance with their respective terms.

     Based upon and subject to the foregoing, CS First Boston rendered its opinion that, as of the date of such opinion, the terms of the Distribution Payment and the Grace Merger, taken together, were fair, from a financial point of view, to the holders of Grace Common Stock.

     Opinion of Merrill Lynch. In connection with its opinion, Merrill Lynch reviewed Grace's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1994 and its Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995, June 30, 1995 and September 30, 1995; reviewed certain historical financial information with respect to NMC furnished to Merrill Lynch by Grace and reviewed NMC's Form 10 filed with the Commission on September 25, 1995 which included audited financial information for the three fiscal years ended December 31, 1994 and unaudited financial information for the six month periods ending June 30, 1995 and June 30, 1994; reviewed certain historical financial information with respect to Fresenius AG and Fresenius Worldwide Dialysis furnished to Merrill Lynch by Fresenius AG and reviewed Fresenius USA's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1994 and its Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995, June 30, 1995 and September 30, 1995; reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of NMC, Fresenius Worldwide Dialysis and Fresenius USA, furnished to Merrill Lynch by Grace, Fresenius AG and Fresenius USA, including certain information with respect to potential synergies which may result from the Reorganization; conducted discussions with members of senior management of Grace and NMC, and with Fresenius AG and Fresenius USA, with respect to the businesses, operations and prospects of NMC, Fresenius Worldwide Dialysis and Fresenius USA, respectively; compared the results of operations of NMC and Fresenius Worldwide Dialysis with those of certain other companies which Merrill Lynch deemed to be reasonably similar to NMC and Fresenius Worldwide Dialysis; considered certain terms of the documents which govern the rights of stockholders of Fresenius Medical Care, including certain governance provisions applicable to Fresenius AG and Fresenius Medical Care; compared the proposed financial terms of the Reorganization with the financial terms of certain other mergers and acquisitions which Merrill Lynch deemed relevant; reviewed the financial terms and conditions of the proposed forms of the Transaction Agreements; reviewed the terms of the letter from Baxter to Grace dated January 31, 1996, setting forth a proposal for the acquisition by Baxter of NMC; and reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary.

     In preparing its opinion, Merrill Lynch relied on the accuracy and completeness of all information supplied or otherwise made available to it by Grace and Fresenius AG, and did not independently verify such information or undertake an independent appraisal of the assets of Grace or Fresenius Worldwide Dialysis. With respect to the financial forecasts furnished by Grace and Fresenius AG, Merrill Lynch assumed that such forecasts were reasonably prepared and reflected the best currently available estimates and judgments of the managements of Grace and NMC or Fresenius AG as to the expected future financial performance of Grace, NMC or Fresenius Worldwide Dialysis, as the case may be. Merrill Lynch also relied upon the views of Grace's and Fresenius AG's managements concerning the business, operational and strategic benefits and implications of the Reorganization, including financial forecasts provided to Merrill Lynch by Grace and Fresenius AG relating to synergistic benefits to Fresenius Worldwide Dialysis and NMC. Merrill Lynch's opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of such opinion. Merrill Lynch did not express any opinion as to what the value of the ADSs actually would be when issued to Grace shareholders pursuant to the Reorganization or the prices at which the ADSs would trade subsequent to the Reorganization. In addition, Merrill Lynch understood that NMC was the target of certain governmental and regulatory investigations relating to the conduct of its business, which could result in substantial liabilities and obligations being incurred by NMC in the future, the amount of which management of Grace was unable to predict. Merrill Lynch also understood that the financial statements, pro forma financial statements and registration statement of Fresenius Medical Care had not yet been prepared.

     Merrill Lynch assumed, with Grace's consent, that the transactions contemplated by the Transaction Agreements would comply with applicable U.S., foreign, federal and state laws, including, without limitation, laws relating to the payment of dividends, bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer or other similar laws affecting creditors' rights generally. Merrill Lynch assumed, with Grace's consent, that receipt of the ADSs would be tax-free for federal income tax purposes to the shareholders of Grace and that none of Grace, NMC, Fresenius Worldwide Dialysis, Fresenius USA and Fresenius Medical Care would recognize income, gain or loss as a result of the transactions contemplated by the Transaction Agreements. In addition, Merrill Lynch assumed, with Grace's consent, that Grace Chemicals and Fresenius AG would perform their respective indemnification obligations which may arise under the Distribution Agreement and the Contribution Agreement in accordance with their respective terms.

     Based upon and subject to the foregoing, Merrill Lynch rendered its opinion that, as of the date of such opinion, the terms of the Distribution Payment and the Grace Merger, taken together, were fair, from a financial point of view, to the holders of Grace Common Stock.

     In preparing their opinions to the Grace Board, the Grace Financial Advisors performed a variety of financial and comparative analyses, including those described under "-- Presentation by Grace Financial Advisors." The summary of the Grace Financial Advisors' analyses set forth below does not purport to be a complete description of the analyses underlying the Grace Financial Advisors' opinions, but includes a summary of all material valuation methodologies performed by the Grace Financial Advisors. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at their opinions, the Grace Financial Advisors made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, the Grace Financial Advisors believe that their analyses must be considered as a whole and that selecting portions of their analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and their opinions. In their analyses, the Grace Financial Advisors made numerous assumptions with respect to Grace, NMC, Fresenius Worldwide Dialysis, Fresenius USA and Fresenius Medical Care, industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Grace, NMC, Fresenius Worldwide Dialysis, Fresenius USA and Fresenius Medical Care. No company, transaction or business used in such analyses as a comparison is identical to Grace, NMC, Fresenius Worldwide Dialysis, Fresenius USA and Fresenius Medical Care or the Reorganization, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, because such estimates are inherently subject to substantial uncertainty, none of Grace, NMC, Fresenius AG, Fresenius Worldwide Dialysis, Fresenius USA, Fresenius Medical Care, the Grace Financial Advisors or any other person assumes responsibility for their accuracy.

     PRESENTATION BY GRACE FINANCIAL ADVISORS

     At the meeting of the Grace Board on February 4, 1996, the Grace Financial Advisors made a presentation to the Grace Board of their analyses as of such date delivered in connection with their opinions, a summary of which appears below.

     The following quantitative information, to the extent it is based on market data, is based on market data as it existed at February 4, 1996, and is not necessarily indicative of current market conditions.

     Historical and Pro Forma Financial Data. The Grace Financial Advisors reviewed historical revenues, EBITDA and earnings before interest and taxes ("EBIT") of each of NMC and Fresenius Worldwide Dialysis and analyzed pro forma revenues, EBITDA, EBIT and net income of Fresenius Medical Care based on certain forecasted financial information and certain information with regard to possible synergies resulting from the Reorganization provided by management of Grace, NMC, Fresenius USA and Fresenius Worldwide Dialysis. Assuming that the closing of the Reorganization occurred on January 1, 1996, such analysis indicated that, on a pro forma basis, for the year ending December 31, 1996, Fresenius Medical Care would have revenues of approximately $3.415 billion, EBITDA of approximately $794.1 million, EBIT of approximately $525.6 million and net income of approximately $156.3 million.

     The Grace Financial Advisors also analyzed certain pro forma credit statistics for Fresenius Medical Care giving effect to the Reorganization, based upon certain forecasted financial information and certain information with regard to possible synergies resulting from the Reorganization provided by management of Grace, NMC, Fresenius USA and Fresenius Worldwide Dialysis. These credit statistics consisted of ratio of EBIT to net interest expense, ratio of EBITDA to net interest expense, total debt as a percentage of capitalization, ratio of total debt to EBITDA, total debt, shareholders' equity and total capitalization. Assuming that the closing of the Reorganization occurred on January 1, 1996, such analysis indicated that, on a pro forma basis, as of and for the year ending December 31, 1996, such credit statistics for Fresenius Medical Care would be as follows: ratio of EBIT to net interest expense, 2.8x; ratio of EBITDA to net interest expense, 4.2x; total debt as a percentage of capitalization, 52.7%; ratio of total debt to EBITDA, 3.1x; total debt, approximately $2.425 billion; shareholders' equity, approximately $2.173 billion; and total capitalization, approximately $4.598 billion.

     Comparable Company Analysis. The Grace Financial Advisors analyzed the ratio of stock price to estimated 1996 earnings for six renal care companies, consisting of Fresenius USA, Fresenius AG, Gambro AB, Vivra, Total Renal Care Inc. and Renal Treatment Centers Inc. (the "Comparable Companies"). The price/estimated 1996 earnings ratios for the Comparable Companies were 20.5x, 25.4x, 19.5x, 18.5x, 35.0x and 28.1x, respectively. The Grace Financial Advisors estimated that the FMC Ordinary Shares would trade at a price/estimated 1996 earnings ratio ranging from 19.0x to 23.0x.

     Valuation of Distribution Payment and Grace Merger. The Grace Financial Advisors analyzed the value to Grace shareholders of the Grace Merger assuming estimated pro forma 1996 net income of Fresenius Medical Care of $156.3 million and a stock price to estimated 1996 earnings ratio for Fresenius Medical Care of 19.0x to 23.0x. Based upon the foregoing assumptions, the Grace Financial Advisors estimated that the total equity trading value of Fresenius Medical Care would range from approximately $2.97 billion to approximately $3.595 billion (of which Grace shareholders' ownership interest would be 44.8% or between approximately $1.331 billion and approximately $1.611 billion). In addition, the Grace Financial Advisors noted that NMC would retain or assume approximately $2.263 billion of indebtedness, resulting in an aggregate value to Grace shareholders of between approximately $3.594 billion and $3.874 billion. Further, the Grace Financial Advisors noted that NMC would distribute to New Grace its Amicon Bioseparations Division ("Amicon") and other assets, with an estimated value of between $75 million and $100 million, and that Grace Chemicals would be entitled to retain certain cash flows of NMC prior to the Reorganization, which Grace management estimated would range from approximately $150 million to approximately $200 million. Accordingly, the Grace Financial Advisors estimated that the aggregate value to be received in connection with the Distribution Payment and the Grace Merger ranged from approximately $3.819 billion to approximately $4.174 billion. The Grace Financial Advisors also noted that holders of Grace Common Stock would also receive the New Preferred Shares in the Recapitalization which would remain outstanding following the Grace Merger and that, under certain circumstances, the holders of the New Preferred Shares could receive certain special dividend payments in the future. See "DESCRIPTION OF NEW PREFERRED SHARES."

     Discounted Cash Flow Analysis of Fresenius Medical Care. The Grace Financial Advisors analyzed the discounted cash flow value of the equity of Fresenius Medical Care using discount rates ranging from 12.5% to 13.5% and terminal EBITDA multiples ranging from 7.5x to 8.5x. Based upon the foregoing, the Grace Financial Advisors estimated that the discounted cash flow value of the equity of Fresenius Medical Care ranged from approximately $3.742 billion to approximately $4.792 billion (as compared with the trading valuation of the equity of Fresenius Medical Care of between approximately $2.97 billion and approximately $3.595 billion described under "-- Valuation of Distribution Payment and Grace Merger").

     NMC Stand-Alone Valuation. The Grace Financial Advisors performed analyses of the enterprise value of NMC on a stand-alone basis (excluding the value of Amicon and other assets to be transferred to or retained by New Grace) based upon the trading values of the Comparable Companies, comparable acquisition transactions and discounted cash flow (using discount rates ranging from 12.5% to 13.5% and terminal EBITDA multiples ranging from 7.0x to 8.0x). Such analyses resulted in the following ranges of enterprise value for NMC on a stand-alone basis: comparable company analysis -- between approximately $3.175 billion and approximately $3.5 billion; comparable acquisitions analysis -- between approximately $3.35 billion and approximately $4.0 billion; and discounted cash flow analysis -- between approximately $3.15 billion and approximately $3.725 billion (as compared with the estimated total value of the Grace shareholders' interest in the equity of Fresenius Medical Care and the Distribution Payment of between approximately $3.594 billion and approximately $3.875 billion described under "-- Valuation of Distribution Payment and Grace Merger").

     Comparison of Baxter Proposal. The Grace Financial Advisors compared the terms of the Distribution Payment and the Grace Merger with the proposal letter received by Grace from Baxter on January 31, 1996. The Grace Financial Advisors noted that the Fresenius AG transaction was a fully negotiated transaction with limited conditions to closing which provided, in their opinion, between approximately $3.675 billion and approximately $3.975 billion of value to Grace on a tax-free basis, that Grace Chemicals would be entitled to retain certain cash flows of NMC prior to the Reorganization, estimated by Grace management to be between approximately $150 million and approximately $200 million, that holders of Grace Common Stock would also receive the New Preferred Shares, and that financing commitments for the Fresenius AG transaction had been received. Furthermore, NMC would retain all liabilities, if any, arising out of the OIG Investigation. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- OIG Investigation."

     The Grace Financial Advisors noted that the Baxter proposal stated that it provided $3.8 billion of value on a tax-free basis (although the Grace Financial Advisors understood, based upon the advice of counsel to Grace, that some of such consideration could potentially be deemed taxable consideration unless Baxter were to accept the "Morris Trust" structure agreed to by Fresenius AG or otherwise modify the form of its proposed transaction). The Grace Financial Advisors also noted that, under the terms of its proposal, Baxter would assume undisclosed liabilities, including any liability related to the OIG Investigation only up to $100 million. Moreover, the Baxter proposal was subject to negotiation, due diligence and documentation.

     New Preferred Shares. In the Reorganization, holders of Grace Common Stock will receive the New Preferred Shares, which shares will remain outstanding following the Grace Merger. As described under "DESCRIPTION OF NEW PREFERRED SHARES," holders of the New Preferred Shares may receive certain Special Dividend payments beginning in 2002, based upon the adjusted cash flow of Fresenius Medical Care for the five-year period from January 1, 1997 to December 31, 2001. Apart from such Special Dividend rights, the New Preferred Shares have no dividend rights, and such shares have a Liquidation Preference of $.10 per share. Because there is substantial uncertainty whether any Special Dividend payments will become payable on the New Preferred Shares, the Grace Financial Advisors valued the New Preferred Shares at zero for the purpose of their analyses. Accordingly, any amounts ultimately realized by holders of Grace Common Stock in respect of the New Preferred Shares held by them would represent additional value above the value taken into account by the Grace Financial Advisors in rendering their opinions as to the fairness of the Distribution Payment and the Grace Merger.

     OIG Investigation.  As described under "BUSINESS OF FRESENIUS MEDICAL
CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- OIG Investigation," NMC is the target of certain governmental and regulatory investigations relating to the conduct of its business, which could result in substantial liabilities and obligations being incurred by NMC in the future. The Grace Financial Advisors took into account the uncertainty regarding such investigations in their estimate of the range of price/earnings ratios for the FMC Ordinary Shares described under "-- Comparable Company Analysis" and
"-- Valuation of Distribution Payment and Grace Merger." In their analyses described under "-- Discounted Cash Flow Analysis of Fresenius Medical Care" and "-- NMC Stand-Alone Valuation," the Grace Financial Advisors took into account, solely for the purpose of their analyses, payments to the federal government in connection with previous settlements of regulatory investigations of companies in the health care industry. This did not, and was not intended to, reflect a judgment as to the potential outcome of the investigations, the comparability of the NMC investigations to said previous investigations or the merits of any aspect of such investigations. The Grace Financial Advisors were advised by management of Grace and NMC that management was unable to predict the amount of liabilities and obligations which may be incurred by NMC arising out of the foregoing investigations. The Grace Financial Advisors noted that, depending upon the actual amount of liabilities and obligations incurred by NMC, the resolution of these issues could have a material adverse impact on NMC in the future (although, by reason of the Reorganization, only 44.8% of such impact would be borne by Grace shareholders).

     The foregoing is a summary of the material terms of the presentation by the Grace Financial Advisors to the Grace Board on February 4, 1996, and does not purport to be a complete description of such presentation. The analyses by the Grace Financial Advisors in connection with such presentation do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. As described above, the opinions of the Grace Financial Advisors and their presentation to the Grace Board were one of a number of factors considered by the Grace Board in connection with its approval of the Reorganization.

     FINANCIAL ADVISORY FEES

     For their financial advisory services in connection with the Reorganization, each of CS First Boston and Merrill Lynch will receive a fee equal to 0.225% of the Aggregate Consideration in connection with the Reorganization. For this purpose, "Aggregate Consideration" means the total fair market value (at the time of closing) of all consideration (including cash, securities, property, all debt for borrowed money remaining on NMC's financial statements at closing and any other form of consideration) paid or payable, or otherwise to be distributed, directly or indirectly, to Grace, NMC or Grace's shareholders in connection with the Reorganization. In addition, since September 1, 1995, each of CS First Boston and Merrill Lynch has been receiving a financial advisory fee of $500,000, payable on a quarterly basis in arrears, which will be fully creditable against the fee described above. Grace has also agreed to reimburse each of CS First Boston and Merrill Lynch for its reasonable out-of-pocket expenses, including the fees and expenses of legal counsel and any other advisors retained by them, and to indemnify each of CS First Boston and Merrill Lynch and certain of their related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws. Based upon the aggregate value to be received in connection with the Distribution Payment and the Grace Merger (between approximately $3.819 billion and approximately $4.174 billion, as estimated by the Grace Financial Advisors as of February 4, 1996 and described under "-- Valuation of Distribution Payment and Grace Merger"), the "Aggregate Consideration" for purposes of calculating the fee payable to each of the Grace Financial Advisors would be between approximately $3.819 billion and approximately $4.174 billion and the fee payable to each of the Grace Financial Advisors would be between approximately $8,592,750 and approximately $9,391,500, against which the quarterly financial advisory fees of $500,000 received by each of the Grace Financial Advisors beginning September 1, 1995 would be credited. The foregoing is provided solely as an illustration and does not constitute an estimate with respect to either the actual value to be received by Grace or the holders of Grace Common Stock in connection with the Distribution Payment and the Merger or the actual amount of the fees payable to the Grace Financial Advisors. The actual amount of the Aggregate Consideration can only be calculated by reference to the actual date of consummation of the Reorganization and will be based upon, among other things, closing market prices for the FMC Ordinary Shares over a 20-trading day period beginning with the commencement of regular-way trading. In addition, there may be material changes with respect to Fresenius Medical Care and NMC and financial market, industry and general economic conditions between February 4, 1996 and the date of the Reorganization. For these reasons, the actual amount of the Aggregate Consideration and the fees payable to the Grace Financial Advisors may be materially greater or less than the amounts described in the foregoing illustration.

     In the ordinary course of their respective businesses, CS First Boston and Merrill Lynch may actively trade in the debt and equity securities of Grace, Fresenius AG and Fresenius USA (and, after the Reorganization, Fresenius Medical
Care) for their own account or for the accounts of their customers and, accordingly, may at any time hold long or short positions in such securities. In addition, CS First Boston is currently in discussions with Fresenius Medical Care to act as an underwriter of securities of Fresenius Medical Care, the proceeds of which may be used to refinance a portion of NMC's bank debt following consummation of the Reorganization. See "FINANCING -- Refinancing."

BACKGROUND OF THE REORGANIZATION; REASONS FOR THE RECOMMENDATION OF THE FRESENIUS USA BOARD

     The following discussion regarding the reasons for the recommendation of the Fresenius USA Board reflects the initial proposed capitalization for Fresenius Medical Care of 217,170,000 FMC Ordinary Shares (with each ADS evidencing one FMC Ordinary Share) and has not been adjusted to reflect the final capitalization of 70,000,000 FMC Ordinary Shares (or the fact that three ADSs represent one FMC Ordinary Share).

     The Fresenius USA Board has unanimously approved the Reorganization and the transactions contemplated thereby, including the Fresenius USA Merger and the Fresenius USA Plan Amendment, and has determined that such transactions are fair to, and in the best interests of, the stockholders of Fresenius USA. The Fresenius USA Board unanimously recommends that Fresenius USA stockholders vote for approval of the Reorganization Agreement including the Fresenius USA Merger, and the Fresenius USA Plan Amendment.

     At a meeting of the Fresenius USA Board on January 25, 1996, Fresenius AG informed the Fresenius USA Board of the proposed Reorganization. After a discussion concerning the structure of the proposed Reorganization, the Fresenius USA Board voted unanimously to establish the Fresenius USA Independent Committee comprised of the three Fresenius USA independent directors, Robert S. Ehrlich, James F. Marten and Francis E. Baker, and delegated to the Fresenius USA Independent Committee the authority to consider, negotiate, and authorize the economic terms of the participation of the public stockholders of Fresenius USA, other than Fresenius AG, Grace and their respective subsidiaries (the "Fresenius USA Public Stockholders") in the proposed Reorganization. The Fresenius USA Board further authorized the Fresenius USA Independent Committee to retain, at Fresenius USA's expense, necessary advisors, including an investment banking firm and legal counsel.

     The Fresenius USA Independent Committee met later that day by telephone to discuss the selection of financial and legal advisors. The Fresenius USA Independent Committee discussed the importance of retaining a financial advisor with the experience and expertise appropriate to review whether the proposed Reorganization was fair to the public stockholders of Fresenius USA from a financial viewpoint, and also agreed that experience in the health care industry was a significant consideration. The Fresenius USA Independent Committee decided to retain Ropes & Gray as its legal advisor because of its experience representing Fresenius USA and in particular its experience representing Fresenius USA's public minority in previous arm's-length negotiations between Fresenius USA and Fresenius AG. Ropes & Gray informed the Fresenius USA Independent Committee that, in connection with its role as counsel to Fresenius USA, Ropes & Gray has, from time to time, rendered advice to directors and officers of Fresenius USA regarding how to structure certain personal transactions involving securities of Fresenius USA. The Fresenius USA Independent Committee met again several times during the ensuing week, during which time it elected Mr. Ehrlich Chairman and conferred with, and received legal advice from, Ropes & Gray.

     After the execution of the Reorganization Agreement by Fresenius AG and Grace on February 4, 1996, Fresenius AG orally conveyed a proposal to the Fresenius USA Independent Committee to exchange 3.8% of the equity of Fresenius Medical Care, or .77 of an FMC Ordinary Share per share of Fresenius USA Common Stock, on a fully diluted basis, as the consideration to the Fresenius USA Public Stockholders in the proposed Fresenius USA Merger (the "First Proposal"). Fresenius USA issued a press release on February 5, 1996, announcing its receipt of the First Proposal.

     On February 12, 1996, Fresenius AG's financial advisor, Dresdner Securities
(USA) Inc. ("Dresdner Securities"), presented the First Proposal and explained the calculation thereof to the Fresenius USA Independent Committee and its legal counsel. Dresdner Securities and Fresenius AG also summarized the terms of the Reorganization and the Reorganization Agreement, and responded to questions from the

Fresenius USA Independent Committee and its counsel concerning the structure of the Reorganization, the future financing needs of Fresenius Medical Care, the debt to be assumed by Fresenius Medical Care in the Reorganization, and the value of the FMC Ordinary Shares.

     On February 13, 1996, after considering proposals and interviewing numerous prospective financial advisors, the Fresenius USA Independent Committee retained Salomon Brothers as its financial advisor, and signed an engagement letter, dated February 13, 1996, to that effect. The Committee directed Salomon Brothers to undertake an evaluation of the Reorganization and to communicate with Fresenius AG's financial advisors in order to assist the Fresenius USA Independent Committee in its negotiations with Fresenius AG. In addition, Salomon Brothers was charged with evaluating the fairness, from a financial point of view, of the proposals made by Fresenius AG with regard to the exchange ratio for the exchange of Fresenius USA Common Stock for FMC Ordinary Shares held by the Fresenius USA Public Stockholders under the terms of the proposed Reorganization.

     On February 13, 1996, Dresdner Securities explained to Salomon Brothers the financial terms of the First Proposal and described the methodology and basis for calculating the share exchange ratio underlying the First Proposal. Dresdner Securities and Fresenius AG also summarized the terms of the Reorganization and the Reorganization Agreement.

     Between February 13 and March 19, 1996, the Fresenius USA Independent Committee and its legal and financial advisors met on a regular basis to discuss the First Proposal and the transactions contemplated by the Reorganization Agreement. Ropes & Gray and Salomon Brothers performed an extensive due diligence review of Fresenius AG, NMC and the proposed transactions, and Salomon Brothers conducted comprehensive and detailed economic valuations of Fresenius USA, Fresenius Worldwide Dialysis, NMC and Fresenius Medical Care. In addition, during this time, Mr. Ehrlich met several times with Salomon Brothers and discussed in detail the economic models that Salomon Brothers would use for valuing Fresenius USA, NMC, Fresenius Worldwide Dialysis, and Fresenius Medical Care.

     The Fresenius USA Independent Committee met on March 19, 1996 with its legal and financial advisors. Ropes & Gray presented the Fresenius USA Independent Committee with the results of its review of Fresenius AG and NMC, tax issues implicated by the transaction, the OIG Investigation and other government investigations of NMC and the potential asbestos liability of New Grace. Salomon Brothers then presented its analysis. As described below in "-- Recommendation of the Fresenius USA Independent Committee and the Board of Directors -- Opinion of Salomon Brothers," this analysis included a preliminary valuation of Fresenius Medical Care (based on the component parts -- NMC and Fresenius Worldwide Dialysis) and Fresenius USA. This analysis included but was not limited to the following methodologies to value the business: the historical and current market for the Fresenius USA Common Stock and for the equity securities of certain other companies comparable to Fresenius USA, Fresenius Worldwide Dialysis, NMC or Fresenius Medical Care; discounted cash flow analysis of each of Fresenius USA, NMC and Fresenius Worldwide Dialysis; and the nature and terms of certain other transactions believed to be relevant. This analysis also included a revision of the First Proposal. Salomon Brothers explained that, in evaluating the offer made to the Fresenius USA Public Stockholders, Salomon Brothers' analysis focused on the future prospects of each of the component companies of Fresenius Medical Care. Salomon Brothers described the various methodologies used in valuing Fresenius Medical Care and the possible synergies created by the Reorganization, and advised the Fresenius USA Independent Committee that the First Proposal was below market value and that the Fresenius USA Independent Committee should continue to negotiate to maximize stockholder value.

     Between March 19 and the end of April 1996, the Fresenius USA Independent Committee met at least twice weekly by telephone conference call to receive advice from and give direction to its legal and financial advisors in connection with its review of the Reorganization. At the request of the Fresenius USA Independent Committee, Salomon Brothers met with Dresdner Securities on March 21, 1996, to discuss Fresenius AG's First Proposal. Salomon Brothers informed Dresdner Securities that Salomon Brothers disagreed, as an economic matter, with Dresdner Securities' valuation assumptions, methodologies, and conclusions, and further stated that Salomon Brothers believed that the First Proposal was inadequate and that the Fresenius USA Independent Committee would require the best price reasonably available to the Fresenius USA Public Stockholders. Salomon Brothers stated that the Fresenius USA Independent Committee was flexible as to how the consideration could be structured.

     The Fresenius USA Independent Committee informed Fresenius AG on March 26 that the Fresenius USA Independent Committee believed that the public stockholders of Fresenius USA should receive a premium above the current market value. The Fresenius USA Independent Committee asked Fresenius AG to meet with representatives of Salomon Brothers so that they could present their valuations of the Reorganization and the entities created thereby. Salomon Brothers presented its valuation to Dr. Gerd Krick, Chairman of the Management Board of Fresenius AG (the "Fresenius AG Management Board"), on March 29, 1996. Salomon Brothers informed Fresenius AG that the Fresenius USA Independent Committee believed the First Proposal was inadequate. Between April 3 and April 11, 1996, Salomon Brothers and Dresdner Securities met on several occasions and explored different means of providing the Fresenius USA Public Stockholders with the greatest consideration reasonably available, including the use of consideration other than FMC Ordinary Shares.

     At a meeting on April 11, 1996, Salomon Brothers informed the Fresenius USA Independent Committee that Fresenius AG was exploring the possibility of offering Fresenius USA's stockholders a non-voting preferred stock instead of FMC Ordinary Shares and advised that such a security would trade at a discount to FMC Ordinary Shares. A discussion ensued regarding the value of different forms of consideration and the strengths and weaknesses of each form for the Fresenius USA Public Stockholders. Salomon Brothers advised that the Fresenius USA Independent Committee negotiate further with Fresenius AG to maximize the value offered to the Fresenius USA Public Stockholders in exchange for their shares of Fresenius USA Common Stock.

     On April 16, 1996, Fresenius AG informed the Fresenius USA Independent Committee that it would offer 1.045 FMC Ordinary Shares for each publicly held share of Fresenius USA Common Stock (assuming that Fresenius Medical Care would issue 217,170,000 FMC Ordinary Shares and assuming a maximum of 10,183,123 shares of Fresenius USA Common Stock) (the "Second Proposal"). After consultation with its advisors, the Fresenius USA Independent Committee rejected the Second Proposal as providing, in the Fresenius USA Independent Committee's view, inadequate value for the Fresenius USA Public Stockholders. The Fresenius USA Independent Committee proposed including cash as a portion of the consideration paid to the Fresenius USA Public Stockholders and were told that Fresenius AG would not pay cash for any portion of the Fresenius USA Common Stock.

     On April 18, 1996, Salomon Brothers participated with Ropes & Gray in further negotiations with representatives of Fresenius AG. On April 21, 1996, Fresenius AG presented to the Fresenius USA Independent Committee its offer to exchange 1.15 FMC Ordinary Shares for each share of Fresenius USA Common Stock held by the Fresenius USA Public Stockholders (assuming that Fresenius Medical Care would issue 217,170,000 FMC Ordinary Shares and assuming a maximum of 9,253,331 outstanding shares of Fresenius USA Common Stock held by persons other than Fresenius AG, Grace and their respective subsidiaries), (the "Third Proposal"). The Fresenius USA Independent Committee sought from and explored with Fresenius AG the possibility of additional consideration and were informed by Fresenius AG that the Third Proposal was its highest offer. The Fresenius USA Independent Committee discussed the Third Proposal with its legal and financial advisors at a meeting on April 22, 1996. After extensive consultation, the Fresenius USA Independent Committee, believing that it had negotiated the highest consideration reasonably attainable for the Fresenius USA Public Stockholders, determined that the Third Proposal was a strong offer and that it would make a decision with respect to whether the offer was fair to, and in the best interests of, the Fresenius USA Public Stockholders when it received a formal opinion from its financial advisors. On April 25, 1996, Salomon Brothers gave its oral opinion as to the fairness from a financial point of view of the Third Proposal. Subsequently, the Fresenius USA Independent Committee was informed that Fresenius Medical Care would issue 70,000,000 FMC Ordinary Shares (instead of 217,170,000 as previously anticipated) and that the Third Proposal was, therefore, equivalent to an exchange of 0.37067735 FMC Ordinary Shares for each share of Fresenius USA Common Stock held by the Fresenius USA Public Stockholders.

     On May 8, 1996, Salomon Brothers delivered its written opinion to the Fresenius USA Independent Committee that the exchange ratio of 0.37067735 FMC Ordinary Shares (having given effect to the new capitalization) to be issued in exchange for each share of Fresenius USA Common Stock was fair to the public stockholders of Fresenius USA from a financial point of view. After full and frank discussion, the Fresenius USA Independent Committee determined unanimously that the Reorganization Agreement and the Fresenius USA Merger were fair to and in the best interests of the Fresenius USA Public Stockholders. See
"-- Recommendation of the Fresenius USA Independent Committee and the Board of Directors -- Opinion of Salomon Brothers." The Fresenius USA Independent Committee then voted unanimously to recommend that the Fresenius USA Board approve the Reorganization Agreement and the Fresenius USA Merger, and to recommend to the Fresenius USA Public Stockholders that they vote in favor of the Reorganization Agreement and the Fresenius USA Merger.

RECOMMENDATION OF THE FRESENIUS USA INDEPENDENT COMMITTEE AND THE BOARD OF DIRECTORS

     At a meeting held on May 8, 1996, the Fresenius USA Independent Committee recommended unanimously to the full Fresenius USA Board that it approve the Reorganization Agreement and the Fresenius USA Merger. Immediately thereafter, the full Fresenius USA Board met and voted unanimously to approve the Reorganization Agreement and to recommend that the holders of Fresenius USA Common Stock vote in favor of the Reorganization Agreement and the Fresenius USA Merger. The Fresenius USA Board, including all of the Fresenius USA Independent Directors, believes that the transactions contemplated by the Reorganization Agreement and the Fresenius USA Merger are in the best interests of Fresenius USA and its stockholders. The terms of the Reorganization are the result of arm's-length negotiations between Fresenius AG and Grace, each party conducting its own analysis and acting with the advice of its own legal counsel, independent accountants and financial advisors. The consideration payable to Fresenius USA Public Stockholders was determined as a result of arm's-length negotiations between the Fresenius USA Independent Committee and Fresenius AG.

     In reaching their conclusion to recommend approval of the Reorganization Agreement and the Fresenius USA Merger, the Fresenius USA Independent Committee took into account a number of factors, including the factors discussed below in "-- Opinion of Salomon Brothers" and the following:

     - the holders of Fresenius USA Common Stock will hold equity interests in the new global dialysis company, Fresenius Medical Care, and will be able to benefit from the synergies which the Fresenius USA Independent Committee and its advisors believe will result from the Reorganization;

     - the opinion of Salomon Brothers, the Fresenius USA Independent Committee's financial advisors, that the consideration per share to be received by the holders of Fresenius USA Common Stock in the Fresenius USA Merger is fair to such holders (other than Fresenius AG, Grace and their respective subsidiaries) from a financial point of view (see "-- Opinion of Salomon Brothers");

     - the FMC Ordinary Shares to be issued in the Fresenius USA Merger will trade on the NYSE as ADRs representing ADSs;

     - the tax effects of the proposed Reorganization to Fresenius Medical Care and to Fresenius USA and its stockholders, as described under "CERTAIN INCOME TAX CONSEQUENCES OF THE TRANSACTIONS TO HOLDERS OF FRESENIUS USA COMMON STOCK;"

     - the Reorganization Agreement expressly provides that nothing in such agreement shall be construed to prevent the Fresenius USA Independent Committee from making a determination with respect to the adequacy of the consideration payable to the Fresenius USA Public Stockholders or the entire fairness of the transaction to the public stockholders of Fresenius USA, consistent with their fiduciary duties;

     - the fact that, while Fresenius AG would own a majority of the voting securities of Fresenius Medical Care, Fresenius AG has agreed that at least two members of the FMC Supervisory Board to be elected by the shareholders will be persons who do not have any substantial professional relationship with Fresenius Medical Care, Fresenius AG, or any of their respective affiliates, and has also agreed to certain protections for minority shareholders as set forth under "DESCRIPTION OF THE POOLING AGREEMENT;"

     - the belief of the Fresenius USA Independent Committee, based in part on the presentation by representatives of Salomon Brothers which included, among other things, valuation analyses with respect to Fresenius Medical Care and Fresenius USA, that the per share consideration payable to the Fresenius USA Public Stockholders was, on May 8, 1996, worth more than the then current fair market value of a share of Fresenius USA Common Stock; and

     - the various risks involved in the Reorganization that are more fully described under "RISK FACTORS."

     The negotiations between the Fresenius USA Independent Committee and Fresenius AG dealt solely with the economic terms for the participation of the Fresenius USA Public Stockholders in the Reorganization. The Fresenius USA Independent Committee did not propose or request any changes or revisions to the provisions of the Reorganization Agreement allocating 44.8% of the equity securities of Fresenius Medical Care to Grace and 55.2% of such equity securities to Fresenius AG and the Fresenius USA Public Stockholders, to the requirement of the Reorganization Agreement that Fresenius AG receive not less than 51% of Fresenius Medical Care's outstanding securities on a fully diluted basis, or to any other provisions of the Reorganization Agreement as to Grace and Fresenius AG. However, as a result of those negotiations, Grace agreed that the percentage of FMC Ordinary Shares required to be held by Fresenius AG would be reduced to 50.3%. See "THE REORGANIZATION -- Additional Agreements of Fresenius USA."

     The foregoing discussion of the information and factors taken into account by the Fresenius USA Independent Committee, though not exhaustive, includes all the material factors considered by the Fresenius USA Independent Committee. With the exception of the regulatory and governmental investigations relating to the conduct of NMC's business, the Fresenius USA Independent Committee does not believe that any of these factors can generally be characterized as positive or negative, but involve matters of valuation and business judgment.
(See -- "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters").

     THE FRESENIUS USA BOARD UNANIMOUSLY RECOMMENDS THAT FRESENIUS USA STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND FOR APPROVAL OF THE FRESENIUS USA PLAN AMENDMENT.

     See "BUSINESS OF FRESENIUS MEDICAL CARE -- Business of Fresenius USA -- Material Contracts between Fresenius AG and Fresenius USA" for a description of certain historical relationships between Fresenius AG and Fresenius USA.

  OPINION OF SALOMON BROTHERS

     Salomon Brothers was retained subsequent to the execution by Fresenius AG and Grace of the Reorganization Agreement to act as a financial advisor to the Fresenius USA Independent Committee to assist the Fresenius USA Independent Committee in connection with the Reorganization. Salomon Brothers was selected by the Fresenius USA Independent Committee because of its reputation, its experience with similar transactions and its knowledge of the health care industry. Salomon Brothers is an internationally recognized investment banking firm continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions, and for corporate and other purposes.

     On April 25, 1996, Salomon Brothers orally rendered its opinion to the effect subsequently set forth in its written opinion described below. Salomon Brothers has delivered its written opinion, dated May 8, 1996, to the Fresenius USA Independent Committee to the effect that, based upon and subject to various considerations set forth in such opinion, as of that date, the exchange ratio (the "Fresenius USA Public Stockholder Exchange Ratio") of 0.37067735 FMC Ordinary Shares (having given effect to the new capitalization) to be issued in exchange for each share of Fresenius USA Common Stock held by the Fresenius USA Public

Stockholders in the Fresenius USA Merger, pursuant to the Reorganization Agreement, was fair from a financial point of view to the holders of Fresenius USA Common Stock (other than Fresenius AG and Grace and their subsidiaries). In rendering its opinion Salomon Brothers assumed, with the consent of the Fresenius USA Independent Committee, that pursuant to the Reorganization Agreement, immediately after the consummation of the Reorganization there would be 70,000,000 outstanding FMC Ordinary Shares on a fully diluted basis, resulting in the Fresenius USA public stockholders owning an aggregate of 4.9% of FMC Ordinary Shares outstanding on a fully diluted basis immediately following the Reorganization. Salomon Brothers also assumed that immediately prior to the Fresenius USA Merger, there would be outstanding no more than 9,253,331 Fresenius USA Common Share Equivalents (i.e., the aggregate number of shares of Fresenius USA Common Stock (i) outstanding and (ii) underlying options, warrants and convertible securities of Fresenius USA) as required by the Reorganization Agreement.

     THE FULL TEXT OF SALOMON BROTHERS' OPINION TO THE FRESENIUS USA INDEPENDENT COMMITTEE, DATED MAY 8, 1996, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY SALOMON BROTHERS, IS ATTACHED AS APPENDIX D TO THIS JOINT PROXY STATEMENT-PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. SALOMON BROTHERS' OPINION DELIVERED TO THE INDEPENDENT COMMITTEE WAS DIRECTED ONLY TO THE FRESENIUS USA PUBLIC STOCKHOLDER EXCHANGE RATIO IN THE FRESENIUS USA MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY FRESENIUS USA STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE FRESENIUS USA SPECIAL MEETING. THE SUMMARY OF THE SALOMON BROTHERS OPINION SET FORTH IN THIS JOINT PROXY STATEMENT-PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. FRESENIUS USA STOCKHOLDERS ARE URGED TO READ CAREFULLY SUCH OPINION IN ITS ENTIRETY.

     In arriving at its opinion, Salomon Brothers reviewed and analyzed (i) the Reorganization Agreement, the Distribution Agreement and the Contribution Agreement, (ii) a draft of this Joint Proxy Statement-Prospectus, (iii) certain publicly available information concerning Fresenius USA, Grace, NMC and Fresenius AG, (iv) certain pro forma financial and other information concerning Fresenius Worldwide Dialysis furnished to Salomon Brothers by Fresenius AG, (v) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of each of Fresenius USA, NMC and Fresenius Worldwide Dialysis furnished to Salomon Brothers by the respective companies, (vi) certain estimates of anticipated synergies furnished to Salomon Brothers by Fresenius USA, NMC, Grace and Fresenius AG, (vii) certain publicly available information concerning the trading of, and the trading market for, Fresenius USA Common Stock, Grace Common Stock and Fresenius AG Ordinary Shares, (viii) certain publicly available information with respect to certain other companies that Salomon Brothers believed to be comparable to Fresenius USA, NMC or Fresenius Worldwide Dialysis and the trading markets for certain of such other companies' securities, and (ix) certain publicly available information concerning the nature and terms of certain other transactions that Salomon Brothers considered relevant to its inquiry. The information reviewed by Salomon Brothers included preliminary versions of the pro forma financial information of Fresenius Medical Care contained in this Joint Proxy Statement-Prospectus. Salomon Brothers believes that the differences between the pro forma financial information of Fresenius Medical Care contained in this Joint Proxy Statement-Prospectus and the preliminary versions of such financial information reviewed by Salomon Brothers would not have had a material effect on Salomon Brothers' analysis. Salomon Brothers also considered such other information, studies, analyses, and financial, economic, market criteria as it deemed relevant. In addition, Salomon Brothers discussed the foregoing as well as other matters it believed relevant to its inquiry with certain officers, employees and representatives of Fresenius USA, NMC, Fresenius Worldwide Dialysis, Grace and Fresenius AG.

     In arriving at its opinion, and in its April 25, 1996 presentation to the Fresenius USA Independent Committee referred to below, Salomon Brothers did not assume any obligations to verify any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the projections as to the future financial performances of Fresenius USA, NMC, Fresenius Worldwide

Dialysis and the estimates of synergies for Fresenius Medical Care, Salomon Brothers assumed they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Fresenius USA, NMC and Fresenius Worldwide Dialysis, and Salomon Brothers expressed no opinion with respect to such projections or estimates or the assumptions on which they were based. Salomon Brothers did not make or obtain or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of the properties or facilities of Fresenius USA, NMC or Fresenius Worldwide Dialysis.

     While the Fresenius USA Independent Committee did not perform an independent review of the financial information, projections and assumptions provided to Salomon Brothers, Salomon Brothers did review certain financial information and projections with the Fresenius USA Independent Committee. When it accepted Salomon Brothers' fairness opinion, the Fresenius USA Independent Committee was aware of Salomon Brothers' reliance on the information provided by the managements of Fresenius USA, NMC and Fresenius AG.

     In arriving at its opinion, Salomon Brothers considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of Fresenius USA, NMC and Fresenius Worldwide Dialysis;
(ii) the business prospects of Fresenius USA, NMC, Fresenius Worldwide Dialysis and Fresenius Medical Care; (iii) the historical and current market for Fresenius USA Common Stock and for the equity securities of certain other companies that Salomon Brothers believed to be comparable to Fresenius USA, Fresenius Worldwide Dialysis, NMC or Fresenius Medical Care; and (iv) the nature and terms of certain other transactions that Salomon Brothers believed to be relevant. Salomon Brothers also took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuation generally. No limitations were imposed by either Fresenius USA or Fresenius AG with respect to the investigations made or the procedures followed by Salomon Brothers in rendering its opinion. However, since Fresenius AG owns a majority of the fully-diluted outstanding shares of Fresenius USA Common Stock and, pursuant to the Reorganization Agreement, was prohibited from selling such shares, Salomon Brothers was not authorized to, and did not, solicit potential third parties that might have been interested in acquiring Fresenius USA.

     In arriving at its opinion, Salomon Brothers understood that NMC is the target of certain governmental and regulatory investigations relating to the conduct of its business, which may result in substantial liabilities and obligations being incurred by NMC in the future, as described in this Joint Proxy Statement-Prospectus under "RISK FACTORS -- Risks Relating to Regulatory Matters." While Salomon Brothers participated with the Fresenius USA Independent Committee in discussions with the special counsel of the Fresenius USA Independent Committee with respect to the potential outcome thereof, it was not possible to predict that outcome and Salomon Brothers expressed no view with respect thereto, although, in conducting its analysis and rendering its opinion, it did, with the consent of the Fresenius USA Independent Committee, make certain assumptions with respect thereto. In addition, in rendering its opinion, Salomon Brothers assumed, with the consent of the Fresenius USA Independent Committee, that (i) the Fresenius USA Merger would qualify as a tax-free transaction under Section 351 of the Code; (ii) the transactions contemplated by the Distribution Agreement would qualify as a tax-free distribution under
Section 355 of the Code; (iii) following the transactions contemplated by the Distribution Agreement, Grace would have no material liabilities other than the liabilities of NMC; (iv) Grace Chemicals and Fresenius AG would perform their respective obligations (including indemnification obligations) under the Distribution Agreement and the Contribution Agreement in accordance with their respective terms; and (v) the Reorganization would not constitute a fraudulent conveyance or fraudulent transfer under any applicable law and that the Reorganization would comply with applicable U.S., foreign, federal and state laws, including, without limitation, laws limiting payments of dividends and distributions to stockholders.

     Salomon Brothers' opinion was necessarily based upon conditions as they existed upon, and could be evaluated as of, the date of its opinion, and Salomon Brothers assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after the date of its opinion. Salomon Brothers' opinion related solely to the fairness, from a financial point of view, of the Public Stockholder Exchange Ratio to the holders of Fresenius USA Common Stock (other than Fresenius AG and Grace and their subsidiaries) and did not address Fresenius USA's underlying business decision to effect the Fresenius USA Merger or constitute a recommendation to any holder of Fresenius USA Common Stock as to how such holder should vote with respect to the Fresenius USA Merger.

     In connection with its opinion, Salomon Brothers made a presentation to the Fresenius USA Independent Committee on April 25, 1996, with respect to certain analyses performed by Salomon Brothers in arriving at its opinion and other considerations. While the Fresenius USA Independent Committee was familiar with the methodologies and analyses performed by Salomon Brothers and believed them to be appropriate, it relied on Salomon Brothers' expertise in such matters with respect to the choice and application of the methodologies used in determining the fairness of the Reorganization. At the time of this presentation, the parties contemplated, and Salomon Brothers assumed, that the exchange ratio in the Fresenius USA Merger would be 1.15 FMC Ordinary Shares to be issued in exchange for each share of Fresenius USA Common Stock and that immediately after the consummation of the Reorganization there would be 217,170,000 outstanding FMC Ordinary Shares, on a fully diluted basis, resulting in the Fresenius USA Public Stockholders owning an aggregate of 4.9% of FMC Ordinary Shares outstanding, on a fully diluted basis, immediately following the Reorganization. Subsequently it was determined by the parties, pursuant to the Reorganization Agreement, that there would be 70,000,000 outstanding FMC Ordinary Shares, on a fully diluted basis, immediately following the Reorganization. The actual Fresenius USA Public Stockholder Exchange Ratio reflects the proportional adjustment of the exchange ratio to reflect this change in the number of outstanding FMC Ordinary Shares. Immediately following the Reorganization the Fresenius USA Public Stockholders will own an aggregate of 4.9% of the FMC Ordinary Shares outstanding, on a fully diluted basis, as assumed at the time of Salomon Brothers' April 25, 1996 presentation. The following is a summary of such Salomon Brothers presentation. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at April 25, 1996, and is not necessarily indicative of current market conditions.

     Estimated Fresenius Medical Care Public Market Valuation. In order to derive an estimated market valuation range for Fresenius Medical Care common stock Salomon Brothers first established estimates of firm value (which includes both equity and net indebtedness) for each of Fresenius Worldwide Dialysis (including Fresenius USA) and NMC, using both a comparable public market company analysis and a discounted cash flow ("DCF") analysis, and then added them together and made certain adjustments to establish an estimate of firm value for Fresenius Medical Care. Based on a review of certain publicly available information and stock market performance of selected publicly traded domestic and international medical product companies (including firm value as a percentage of 1995 revenues and the ratio of firm value to each of price/earnings ratios, 1995 EBITDA, 1995 EBIT, 1995 earnings and certain composite published analyst earnings estimates for 1996), Salomon Brothers established a reference range for the firm value for Fresenius Worldwide Dialysis (including Fresenius USA) of $2.1 billion to $2.5 billion. Applying a similar approach to NMC (except using as comparable companies domestic medical product companies) resulted in a reference range for the firm value of NMC of $3.95 billion to $4.8 billion.

     Using a DCF methodology, Salomon Brothers estimated, for each of Fresenius Worldwide Dialysis (including Fresenius USA) and NMC, the present value of its unlevered free cash flows if it were to perform independently in accordance with its management's projections for 1996 through 2000. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. For each of Fresenius Worldwide Dialysis and NMC, Salomon Brothers aggregated (x) the present value of the projected unlevered free cash flow through 2000 with (y) the present value of the range of estimated terminal values (representing an estimate of such company's value beyond 2000). Those ranges of terminal values were calculated by applying multiples of 8x to 10x to Fresenius Worldwide Dialysis's estimated EBITDA in 2000 and multiples of 7.5x to 9.5x to NMC's estimated EBITDA in 2000. Using discount rates of 11% to 15% for Fresenius Worldwide Dialysis and 12% to 14% for NMC, Salomon Brothers computed a range of firm values of $2.1 billion to $3.0 billion for Fresenius Worldwide Dialysis and $3.8 billion to $5.0 billion for NMC. Using narrower ranges (8.5x to 9.5x for Fresenius Worldwide Dialysis and 8.0x to 9.0x for NMC) of terminal multiples and a 13% discount rate, Salomon

Brothers computed a narrower range of firm values of $2.4 billion to $2.7 billion for Fresenius Worldwide Dialysis and $4.2 billion to $4.6 billion for NMC.

     Combining the total firm values of Fresenius Worldwide Dialysis and NMC and adding the present value of all assumed synergies (based on estimates provided by management of Fresenius USA, Fresenius Worldwide Dialysis, Fresenius AG , NMC and Grace, as adjusted by Salomon Brothers) and subtracting net indebtedness and an assumed amount to reflect certain contingent liabilities, resulted in implied ranges of $15.60 to $23.60 ($16.13 to $24.41 per ADS after adjustment to reflect the final determination by the parties pursuant to the Reorganization Agreement as to the aggregate numbers of FMC Ordinary Shares to be outstanding, on a fully diluted basis, immediately following the Reorganization (the "FMC Actual Capitalization Adjustment")), per FMC Ordinary Share using public market trading comparables and $18.10 to $23.60 ($18.72 to $24.41 per ADS after the FMC Actual Capitalization Adjustment) per FMC Ordinary Share using the DCF analysis. Based on this, Salomon Brothers estimated a reference range of $18 to $22 ($18.61 to $22.75 per ADS after the FMC Actual Capitalization Adjustment) per FMC Ordinary Share. Salomon Brothers noted however that there could be no assurance as to the actual price at which FMC Ordinary Shares would trade and that such stock price would vary over time and would be affected by various factors including uncertainties and developments with respect to contingent liabilities (see "RISK FACTORS"), the extent and timing of actual synergies, Fresenius Medical Care's actual results and other factors affecting Fresenius Medical Care, its business and economic and market conditions generally. Salomon Brothers noted that at the Fresenius USA Public Stockholder Exchange Ratio, this reference range for FMC Ordinary Shares implied a reference range of $20.70 to $25.30 per share of Fresenius USA Common Stock, compared to a Fresenius USA Common Stock market price of $20.50 on April 19, 1996, $19.75 on January 5, 1995 (one month prior to the announcement of the Reorganization) and a weighted average (by trading volume) market price of $17.15 over the 12 months ended April 23, 1996, representing a range of premium of 1% to 23.4%, 4.8% to 28.1% and 20.7% to 47.5%, respectively.

     Fresenius USA Public Market Valuation. Salomon Brothers reviewed certain publicly available information and stock market performance data of selected publicly traded domestic medical product companies with the financial and stock market performance of Fresenius USA. Based on its review of these selected companies' price/earnings ratios and firm value multiples of sales, EBITDA and EBIT, Salomon Brothers established a reference range of estimated equity values per share for Fresenius USA Common Stock of between $17.30 and $21.40 per share, as compared with the reference range (described above) of $20.70 to $25.30 per share of Fresenius USA Common Stock for the FMC Ordinary Shares to be received in exchange therefor.

     Fresenius USA Discounted Cash Flow Analysis. Using a DCF methodology, Salomon Brothers estimated the present value of unlevered free cash flows of Fresenius USA if Fresenius USA were to perform in accordance with Fresenius USA's management's projections for 1996 through 2000. Salomon Brothers aggregated (x) the present value of the projected unlevered free cash flow through 2000 with (y) the present value of the range of estimated terminal values (representing an estimate of Fresenius USA's value beyond 2000). The range of terminal values was calculated by applying multiples of 10x to 14x to Fresenius USA's estimated EBITDA in 2000. Using discount rates of 11% to 15%, Salomon Brothers computed a range of firm values of $538 million to $845 million and, using a narrower terminal value range of 11x to 13x and a discount of 13%, Salomon Brothers computed a narrower range of firm values of $632 million to $729 million. Using these ranges, Salomon Brothers computed a present value per share of Fresenius USA Common Stock of $16.92 to $27.08 (using the broader range) and $20.00 to $23.30 (using the narrower range), as compared with the reference range (described above) of $20.70 to $25.30 per share of Fresenius USA Common Stock for the FMC Ordinary Shares to be received in exchange therefor.

     Precedent Minority Buyout Transactions. Salomon Brothers reviewed selected transactions since 1984 in which the majority owner of a publicly traded subsidiary corporation acquired the remaining public interest either for stock of the parent corporation, cash or for mixed consideration ("minority buyout transactions"). Salomon Brothers analyzed the premiums of the consideration paid to the market price of the subsidiary's stock one month prior to announcement for each of the three types of consideration. Salomon Brothers noted, among other things, the median and mean premiums in the stock-for-stock minority buyouts were 22.9% and

26.0% respectively. Applying a range of market premiums from 22.9% to 26.0% to the April 19, 1996 market price, the January 5, 1996 market price (one month prior to the announcement of the Reorganization Agreement) and the weighted average trading price for the 12 months, 6 months and 3 months ending April 23, 1996, implied stock-for-stock minority buyout prices of $25.19 to $25.83, $24.27 to $24.89, $21.08 to $21.61, $24.17 to $24.78 and $24.75 to $25.38,
respectively. From this, Salomon Brothers established a minority buyout reference range for Fresenius USA of $22.00 to $25.00, as compared with the reference range (described above) of $20.70 to $25.30 per share of Fresenius USA Common Stock for the FMC Ordinary Shares to be received in exchange therefor.

     The foregoing is a summary of the terms of the presentation by Salomon Brothers to the Fresenius USA Independent Committee on April 25, 1996, including all material valuation analyses performed by Salomon Brothers in connection therewith, and does not purport to be a complete description of such presentation or of the analyses performed by Salomon Brothers in connection with the preparation of its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion Salomon Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each. Salomon Brothers believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying Salomon Brothers' opinion. The projections prepared by the management of each of Fresenius USA, Fresenius Worldwide Dialysis, NMC and Grace, and the estimates of synergies, underlying Salomon Brothers' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such projections and estimates. With regard to the comparable public market trading company analyses summarized above, Salomon Brothers selected comparable public companies on the basis of various factors, including the size of the public market trading company and similarity of the line of business; however, no public market trading company utilized as a comparison is identical to Fresenius Worldwide Dialysis, Fresenius or NMC and no other transaction is identical to the Reorganization. Salomon Brothers' evaluation of the results of its analyses, and the selection of ratios, multiples and discount rates to use in its analyses are not mathematical; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies to which Fresenius Worldwide Dialysis, Fresenius USA and NMC are being compared. Estimates of values of companies do not purport to be appraisals or constitute a prediction of the prices at which companies or their securities actually may be sold. As noted under "BACKGROUND AND REASONS -- Background of the Reorganization; Reasons for the Recommendation of the Fresenius USA Board," the fairness opinion of Salomon Brothers was only one of many factors considered by the Fresenius USA Independent Committee in determining to approve the Reorganization. Salomon Brothers has consented to the inclusion in this Joint Proxy Statement-Prospectus of its opinion delivered to the Independent Committee, a copy of which is attached as Appendix D hereto, and to the references to it and its presentation and analyses as set forth herein. Salomon Brothers' opinion delivered to the Independent Committee was directed only to the Fresenius USA Public Stockholder Exchange Ratio in the Fresenius USA Merger and does not constitute a recommendation to any Fresenius USA stockholder as to how such stockholder should vote at the Fresenius USA Special Meeting.

     Salomon Brothers has provided and continues to provide financial advisory and investment banking services to Grace, for which it has received and expects to receive customary compensation. In the ordinary course of business, Salomon Brothers or its affiliates may actively trade the securities of Fresenius USA, Grace and Fresenius AG for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

FINANCIAL ADVISORY FEES

     Pursuant to a letter agreement dated February 13, 1996, Salomon Brothers was engaged by the Fresenius USA Independent Committee to advise it and assist it in connection with the Reorganization. Pursuant to such engagement letter, Fresenius USA agreed to pay Salomon Brothers the following fees for its services: (a)

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

an initial fee of $100,000 (b) unless the Reorganization shall have been terminated or withdrawn, or a fee paid pursuant to clause (c) of this paragraph, a fee of $300,000 per month (less, in the case of the first month, the amount of the initial fee) payable in arrears for up to five months; plus (c) upon submission of Salomon Brothers' opinion to the Fresenius USA Independent Committee or, if the Reorganization were terminated or withdrawn or Salomon Brothers was not otherwise requested to render its opinion, upon Salomon Brothers having substantially completed the work that was appropriate to prepare it to render its opinion, an amount equal to $1,500,000 (less all amounts previously paid pursuant to clauses (a) and (b) of this paragraph). As a result, Salomon Brothers has become entitled to receive aggregate fees of $1,500,000. Fresenius USA has also agreed to reimburse Salomon Brothers for its out-of-pocket expenses, including reasonable fees and disbursements of counsel. Fresenius USA has agreed to indemnify Salomon Brothers and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

                               THE REORGANIZATION

     The following describes the material aspects of the proposed Reorganization. The following summaries of certain aspects of the Reorganization Agreement, and the agreements attached hereto as Appendices H and I, the Grace Tax Sharing and Indemnification Agreement and the Fresenius Tax Indemnification Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached as Appendices to this Joint Proxy Statement-Prospectus and/or filed as exhibits to the Registration Statement and are incorporated herein by reference. ALL SHAREHOLDERS ARE URGED TO READ THE REORGANIZATION AGREEMENT AND THE OTHER AGREEMENTS IN THEIR ENTIRETY.

THE REORGANIZATION AGREEMENT

     The following transactions are to be consummated in connection with the
Reorganization:

     - Fresenius AG will contribute Fresenius Worldwide Dialysis, including its shares of Fresenius USA, to Fresenius Medical Care.

     - NMC will enter into the NMC Credit Agreement and, on the Effective Date, borrow an amount sufficient to finance the payment to, and the assumption of indebtedness of, Grace Chemicals such that the Debt of Grace on a consolidated basis, at the Effective Time, will not exceed $2.263 billion, subject to adjustment as provided in the Reorganization Agreement.

     - Grace Chemicals will then distribute the capital stock of NMC to Grace, as a result of which Grace Chemicals and NMC will be sister companies.

     - Immediately thereafter, Grace will contribute the capital stock of Grace Chemicals to New Grace and effect the Distribution.

     - Immediately following the Distribution, Grace will effect the Recapitalization, in which each holder of Grace Common Stock will hold thereafter one share of Grace Common Stock and one New Preferred Share for each share of Grace Common Stock held.

     - Immediately following the Recapitalization, each of Grace and Fresenius USA will merge with wholly owned subsidiaries of Fresenius Medical Care.

     - As promptly as practicable following the Mergers, Fresenius Medical Care will contribute Fresenius USA to FNMC.

The following chart represents the corporate organization of the parties to the Reorganization on both pre-transaction and post-transaction bases:

                                   [CHART]

CONSIDERATION TO SHAREHOLDERS

     In the Reorganization, Fresenius AG and shareholders of Grace and Fresenius USA will receive the following consideration:

  Fresenius AG

     - Fresenius Worldwide Dialysis, including all Fresenius USA Common Stock held by Fresenius AG or its subsidiaries, will be contributed to Fresenius Medical Care in exchange for 35,210,000 FMC Ordinary Shares representing approximately 50.3% of all FMC Ordinary Shares outstanding, on a fully diluted basis, immediately following the Reorganization.

  Grace Common Shareholders

     - The closing price of Grace Common Stock in NYSE composite trading on August 1, 1996 was $63 1/4 per share.

     - Each holder of Grace Common Stock issued and outstanding at the Time of Distribution will receive one share of New Grace Common Stock in the Distribution.

     - Each holder of Grace Common Stock issued and outstanding after the Time of Distribution will receive one New Preferred Share.

     - Holders of shares of Grace Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Grace Common Stock owned by Fresenius AG or its subsidiaries, Fresenius USA or its subsidiaries or any Grace subsidiary, any shares of Grace Common Stock held in Grace's treasury or any shares of Grace Common Stock dissenting from the Reorganization) and options with respect to Grace Common Stock held by employees of NMC will be allocated 44.8% of the FMC Ordinary Shares outstanding on a fully diluted basis. As of July 15, 1996, there were outstanding 92,001,176 shares of Grace Common Stock, and options with respect to 231,006 shares of Grace Common Stock held by employees of NMC (none of whom is an officer or director of Grace). On this basis, assuming that there are no Grace Common Dissenting Shareholders and that each option with respect to Grace Common Stock held by employees of NMC is converted to an option with respect to 3.7 ADSs, each share of Grace Common Stock will be converted in the Grace Merger into the right to receive approximately 1.013 ADSs, each such ADS representing one-third of an FMC Ordinary Share.

  Grace Preferred Stockholders

     - Each share of Grace Preferred Stock and each New Preferred Share issued and outstanding immediately prior to the Effective Time and will remain issued and outstanding as FNMC stock.

  Fresenius USA Common Stockholders

     - The closing price of Fresenius USA Common Stock in AMEX composite trading on August 1, 1996 was $19 per share.

     - Each share of Fresenius USA Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Fresenius USA Common Stock owned by Grace or its subsidiaries or by Fresenius AG or its subsidiaries, any shares of Fresenius USA Common Stock held in Fresenius USA's treasury or any shares of Fresenius USA Common Stock dissenting from the Reorganization) will be converted in the Fresenius USA Merger into the right to receive approximately 1.112 ADSs, each such ADS representing one-third of an FMC Ordinary Share, and each holder of options or warrants to purchase Fresenius USA Common Stock (other than Grace or its subsidiaries or Fresenius AG or its subsidiaries) will receive options or warrants to purchase approximately
       1.112 ADSs for each share of Fresenius USA Common Stock issuable upon exercise of such options or warrants. As of July 29, 1996, there were outstanding 26,374,218 shares of Fresenius USA Common Stock and options or warrants with respect to 2,636,626 shares of Fresenius USA Common Stock. On this basis, assuming that there are no Fresenius USA Dissenting

       Stockholders and that each option with respect to Fresenius USA Common Stock is converted into an option with respect to FMC Ordinary Shares, and that Fresenius USA effects certain securities repurchases (see "-- Additional Agreements of Fresenius USA"), holders of shares of (and options and warrants with respect to) Fresenius USA Common Stock will be allocated approximately 4.9% of the FMC Ordinary Shares.

  GENERAL

     - In lieu of fractional FMC Ordinary Shares or ADSs, each person who would otherwise have been entitled to a fraction of an FMC Ordinary Share or ADS will be paid an amount in cash (without interest) equal to such holder's proportionate interest in the net proceeds from the sale in the open market by the Exchange Agent appointed by Fresenius Medical Care with the approval of Grace and Fresenius AG, on behalf of all such holders, of the aggregate fractional FMC Ordinary Shares or ADSs issued.

     - Each share of Grace Common Stock owned by Fresenius AG or its subsidiaries, Fresenius USA or its subsidiaries or any Grace subsidiary, or held in Grace's treasury, will be cancelled and retired without payment of any consideration therefor and will cease to exist. As of July 26, 1996, Fresenius USA owned one share of Grace Common Stock.

     - Each share of Fresenius USA Common Stock owned by Grace or its subsidiaries, Fresenius AG or its subsidiaries, or any Fresenius USA subsidiary, or held in Fresenius USA's treasury, will be cancelled and retired without payment of any consideration therefor (except for the consideration set forth above) and will cease to exist. As of July 15, 1996, Grace owned no shares of Fresenius USA Common Stock.

EFFECTIVE TIME

     The Reorganization Agreement provides that the Fresenius USA Merger will become effective on the date and at the time on which articles of merger respecting the Fresenius USA Merger containing the provisions required by, and executed in accordance with, Massachusetts law are accepted for filing with the Office of the Secretary of State of the Commonwealth of Massachusetts (or such later date and time as may be specified in the articles of merger in accordance with applicable law). The Reorganization Agreement provides that the Grace Merger will become effective at the Effective Time in accordance with New York law. Subject to shareholder approval and other conditions, it is intended that the Reorganization will be consummated as promptly as practicable following the Special Meetings. While it is contemplated that such consummation will occur following the date of the Special Meetings and prior to October 1, 1996, there can be no assurance as to whether or when the Reorganization will occur. See "-- Conditions."

RECOMMENDATION OF THE GRACE BOARD; NON-SOLICITATION

  RECOMMENDATION

     The Reorganization Agreement provides that the Grace Board will recommend approval and adoption of the Reorganization Agreement and the transactions contemplated thereby and will take all lawful action to solicit such approval and adoption by shareholders. However, the Reorganization Agreement provides that the Grace Board may fail to make such a recommendation, or withdraw, modify or change any such recommendation, or recommend any other offer or proposal, if the Grace Board, based on the opinion of its outside counsel, determines that making such recommendation, or the failure to recommend any other offer or proposal, or the failure to so withdraw, modify or change its recommendation, or the failure to recommend any other offer or proposal, could reasonably be deemed to cause the members of the Grace Board to breach their fiduciary duties under applicable law in connection with a written offer or written proposal which, based upon the identity of the person or entity making such offer or proposal and the terms thereof, and the availability of adequate financing therefor, the Grace Board believes, in the good faith exercise of its business judgment and based upon advice of its outside legal and financial advisors, could reasonably be expected to be consummated and represents a transaction more favorable to its shareholders than the Reorganization (a "Higher Offer").

In such event, notwithstanding anything contained in the Reorganization Agreement to the contrary, any such failure to recommend, or any withdrawal, modification, or change of recommendation or any recommendation of such other offer or proposal, or the entering by Grace into an agreement with respect to a Higher Offer (provided that Grace provided Fresenius AG with at least 72 hours' notice of its intention to enter into such an agreement and the identity of the other party thereto), will not constitute a breach of the Reorganization Agreement by Grace but may obligate Grace to pay a termination fee to Fresenius AG. See "-- Termination Fees."

  NON-SOLICITATION

     The Reorganization Agreement provides that each of Grace and Fresenius AG will not, and will use its best efforts to cause its employees, agents and representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, it or any of its subsidiaries (an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal. However, the Grace Board may furnish or cause to be furnished information (pursuant to confidentiality arrangements) and may participate in such discussions and negotiations directly or through its representatives if (a) the failure to provide such information or participate in such negotiations and discussions could, in the opinion of its outside counsel, reasonably be deemed to cause the members of the Grace Board to breach their fiduciary duties under applicable law, or (b) another corporation, partnership, person or other entity or group makes a Higher Offer. The foregoing restriction does not apply to an Acquisition Proposal exclusively involving all or part of the stock or assets of Grace Chemicals.

TERMINATION FEES

     The Reorganization Agreement provides that in the event that: (a) the Reorganization Agreement is terminated (i) by the Grace Board on grounds that the Grace Board fails to recommend approval, or withdraws, modifies or changes its recommendation, or (ii) after Grace enters into an agreement with respect to a Higher Offer, or (iii) because Grace shareholders do not approve the Reorganization at the Grace Special Meeting and, at or prior to the time of the Grace Special Meeting, the Grace Board failed to recommend approval to its shareholders, or withdraws, modifies or changes such recommendation, or (iv) because Grace shareholders do not approve the transaction at the Grace Special Meeting and, at or prior to the time of the Grace Special Meeting, an Acquisition Proposal was made that became public and, within six months following such termination, Grace enters into a definitive agreement with respect to the sale of Grace's health care business; and (b) at the time of such termination, neither Fresenius AG nor Fresenius USA is in material breach of the Reorganization Agreement; then, Grace will pay Fresenius AG a fee of $75 million plus actual out-of-pocket expenses incurred after signing (although Grace will not be responsible for the expenses of Fresenius USA). Pursuant to an agreement between Fresenius AG and Fresenius USA, Fresenius USA is entitled to 34% of any such termination fee.

EXPENSES

     Except as set forth above, the Reorganization Agreement provides that, whether or not the Reorganization is consummated, all costs and expenses incurred in connection therewith will be paid by the party incurring such expense, except that, if the Reorganization shall be consummated, certain enumerated costs and expenses will be borne by Fresenius Medical Care. Pursuant to the terms of the Supplemental Agreement, if the Reorganization is not consummated, Fresenius USA shall bear 34% of the aggregate costs and expenses of Fresenius AG and Fresenius USA. The foregoing expense sharing arrangement shall be void if immediately prior to the Effective Time, the number of Fresenius USA Common Share Equivalents exceeds 9,253,331. On July 29, 1996, the number of Fresenius USA Common Share Equivalents was 10,572,299. See "-- Additional Agreements of Fresenius USA" for the anticipated number of Fresenius USA Common Share Equivalents immediately prior to the Effective Date.

TERMINATION

     The Reorganization Agreement may be terminated, and the Reorganization may be abandoned, at any time prior to the Effective Time, before or after the approval and adoption by the shareholders of Grace, Fresenius AG and/or Fresenius USA, by the mutual consent of Grace and Fresenius AG, by action of their respective Boards of Directors.

     The Reorganization Agreement may be terminated, and the Reorganization may be abandoned, by action of the Board of Directors of Grace or Fresenius AG, if
(a) the Reorganization is not consummated by October 1, 1996 or, (b) at the Grace Special Meeting or at any adjournment thereof, the approval of Grace's shareholders, or, at a meeting of Fresenius AG shareholders or any adjournment thereof, the approval of Fresenius AG's shareholders, is not obtained. On April 11, 1996, approval of the shareholders of Fresenius AG was obtained.

     The Reorganization Agreement may be terminated and the Reorganization may be abandoned at any time prior to the Effective Time, before or after the approval and adoption by shareholders of Grace, by action of the Grace Board, if
(a) either Fresenius AG or Fresenius USA fails to comply in any material respect with any of the covenants or agreements contained in the Reorganization Agreement to be performed by Fresenius AG or Fresenius USA at or prior to the time of termination, which failure is not cured or capable of being cured within 30 days after notice thereof, or (b) the Grace Board fails to recommend to its shareholders the approval of the transactions contemplated by the Reorganization Agreement, or withdraws, modifies or changes such recommendation, in either case in a manner permitted by the Reorganization Agreement, or (c) Grace enters into an agreement with respect to a Higher Offer.

     The Reorganization Agreement may be terminated and the Reorganization may be abandoned at any time prior to the Effective Time by action of the Fresenius AG Board of Directors, if (a) Grace fails to comply in any material respect with any of the covenants or agreements contained in the Reorganization Agreement to be performed by it at or prior to the time of termination, which failure is not cured or capable of being cured within 30 days after notice thereof, or (b) the Grace Board fails to recommend to its shareholders the approval of the transactions contemplated by the Reorganization Agreement or withdraws, modifies or changes in a manner materially adverse to Fresenius AG or Fresenius USA its approval or recommendation of the Reorganization Agreement.

     In the event of termination of the Reorganization Agreement and the abandonment of the Reorganization as set forth above, other than as set forth above regarding termination fees, neither Grace nor Fresenius AG (or any of their respective directors or officers) will have any liability or further obligation to any other party, except that the Reorganization Agreement does not relieve any party from liability for any material and willful breach of any covenant.

CONDUCT OF BUSINESS PRIOR TO EFFECTIVE TIME; CERTAIN COVENANTS

  INTERIM OPERATIONS

     The Reorganization Agreement provides that each of Grace (only with respect to the operations of NMC) and Fresenius AG (for itself and on behalf of Fresenius USA) through the Effective Time, subject to certain exceptions, will conduct its business in the ordinary and usual course, consistent with past practice and existing business plans, and use all reasonable efforts to preserve its business organization intact and maintain existing relations with customers, suppliers, employees and business associates. In addition, the Reorganization Agreement contains certain covenants on behalf of such parties governing operations through the Effective Time as are customary for transactions of such nature.

  CERTAIN TRANSACTIONS

     The Reorganization Agreement provides that: (a) prior to the Distribution,
(i) Grace and Grace Chemicals will use reasonable efforts to cause NMC to arrange new credit facilities so that the Reorganization may be consummated,
(ii) Fresenius AG will use reasonable efforts to arrange new credit facilities for Fresenius Worldwide Dialysis so that the Reorganization may be consummated, and (iii) the parties will cooperate with respect to the foregoing; (b) prior to or concurrent with the Reorganization, Grace and Fresenius AG will use reasonable efforts to satisfy the conditions to the Reorganization Agreement;
(c) at the

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

Effective Time, none of Grace, Fresenius Worldwide Dialysis or Fresenius USA will have cash or marketable securities, it being contemplated that, in connection with the Reorganization, such cash and marketable securities will be transferred to Grace Chemicals and Fresenius AG, respectively, and that new working capital facilities to finance working capital needs will be obtained;
(d) it is the intention of the parties that (i) Fresenius Medical Care will pay dividends to the holders of its outstanding ordinary shares beginning in 1997, subject to the approval of such dividends by the shareholders of Fresenius Medical Care, and (ii) Fresenius Medical Care (or its subsidiary) will lease real property and buildings located in Germany from Fresenius AG, for a total rental of $12 million per year beginning in January 1997; and (e) following the Reorganization, it is the intention of the parties that Fresenius Medical Care will seek to refinance up to $700 million of credit facilities through the sale of preferred securities which will be primarily "mezzanine" capital, which could be classified as equity under German GAAP and the interest on which would be tax deductible, but the sale (or commitments for sale) of such preferred securities are not a condition to the consummation of the Reorganization.

  FILINGS; OTHER ACTIONS

     The Reorganization Agreement contains certain covenants regarding making required securities laws filings, and otherwise cooperating, with respect to regulatory notifications and approvals. Each of Grace and Fresenius AG will cooperate with each other and promptly take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable to obtain favorable review of the proposed transaction under the HSR Act and any foreign antitrust or competition laws, which efforts will include, without limitation, undertaking litigation and/or agreeing to hold aside or divest, or enter into any conduct restriction with respect to, any asset or business to be part of Fresenius Medical Care after the Effective Time (all such decisions to be made by the parties in consultation with one another, taking into consideration the effect on Fresenius Medical Care). However, the foregoing does not require that any action be taken with respect to (or by) Grace Chemicals or its businesses. In addition, Grace is not required to commit to any action that is to be taken prior to the Effective Time.

     The Reorganization Agreement contains certain covenants regarding mutual access to properties and records, notification of certain matters and consultation respecting publicity.

  RIGHTS AGREEMENT AND ANTI-TAKEOVER STATUTES

     The Grace Board will take all requisite action in order to render the Amended and Restated Rights Agreement between Grace and Manufacturers Hanover Trust Company, dated June 7, 1990 (the "Grace Rights Agreement"), which provides holders of Grace Common Stock with common stock purchase rights ("Grace Rights"), and any applicable state anti-takeover statute inapplicable to the Grace Merger and the other transactions contemplated by the Reorganization Agreement and the Distribution Agreement and to extinguish the Grace Rights in connection with the Reorganization.

  SECURITIES ACT COMPLIANCE

     As soon as practicable after the Special Meetings, each party to the Reorganization Agreement will identify to Fresenius Medical Care all persons who were, at the time of the Special Meetings, possible Affiliates (as defined in the Reorganization Agreement), will use its reasonable efforts to obtain a written agreement in the usual and customary form from each person who is so identified as a possible Affiliate and will deliver such written agreements to Fresenius Medical Care as soon as practicable after the Special Meetings.

  STOCK EXCHANGE LISTING

     Prior to the Effective Time, Fresenius AG will use reasonable efforts to cause the Deposit Agreement, between Fresenius Medical Care, the holders of ADRs and the Depositary (including any exhibits thereto, the "Deposit Agreement") and the listing of the ADSs on the NYSE or the Nasdaq Stock Market to become effective.

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

EMPLOYEE BENEFITS

     The Reorganization Agreement provides that all Grace employees who are actively employed by NMC or its subsidiaries at the Effective Time (including any NMC employees who are receiving long-term disability as of the Effective
Time) will receive compensation and benefits (including, without limitation, severance benefits and retiree benefits) substantially the same as those provided to such employees prior to the Effective Time. In addition, the Reorganization Agreement provides that Grace employees will be given service credit for all periods of employment with Grace or its affiliates prior to the Effective Date for purposes of eligibility and vesting (but not for benefit accrual) under any plan adopted by Fresenius Medical Care or any of its subsidiaries or affiliates with respect to such employees to provide retirement or welfare benefits. The Reorganization Agreement provides that, following the Effective Time, NMC and FNMC, and not New Grace or Grace Chemicals, will bear any costs and expenses associated with the termination of employees involved in NMC's business.

     As of July 15, 1996, there were outstanding employee stock options to purchase approximately 4.7 million shares of Grace Common Stock. Of these, options to purchase approximately 231,000 shares are held by persons who are employees of NMC or a subsidiary, and the balance is held by individuals who will become employees of New Grace or a subsidiary. Employee stock options with respect to Grace Common Stock held by individuals who will be employees of New Grace or a subsidiary thereof following the Distribution will be converted in the Distribution into employee stock options with respect to New Grace Common Stock, with the numbers of shares subject to such options, and the exercise prices thereof, adjusted to preserve the value of such options; and employee stock options with respect to Grace Common Stock held by persons who are employees of NMC or a subsidiary thereof following the Distribution will remain employee stock options with respect to Grace Common Stock (and, in turn, will become options with respect to FMC Ordinary Shares), with the numbers of shares subject to such options, and the exercise prices thereof, adjusted to preserve the value of such options. As of July 23, 1996 there are outstanding employee stock options and certain other options to purchase 886,626 shares of Fresenius USA Common Stock. Such Grace options and such Fresenius USA options (other than options issued under the Fresenius USA Non-Employee Directors Stock Option Plan, which will lapse if not exercised prior to the closing of the Reorganization) will be exchanged in the Grace Merger and the Fresenius USA Merger into equivalent options with respect to FMC Ordinary Shares. In the case of options to purchase Fresenius USA Common Stock and options to purchase Grace Common Stock held by employees of Fresenius USA or NMC, respectively, FMC Ordinary Shares cannot, under German corporate law, be reserved by Fresenius Medical Care and issued upon the exercise of the options, as is done by U.S. corporations. Instead, the FMC Ordinary Shares issuable upon exercise of the options will be issued to Fresenius AG upon the closing of the Reorganization, which will hold the shares pending exercise of the options. Fresenius AG has agreed that it will not exercise voting power, and will return any dividends paid, with respect to the FMC Ordinary Shares underlying options formerly relating to Grace Common Stock. Upon exercise of any of these options, the option exercise price will be paid to Fresenius Medical Care and Fresenius AG will deliver the FMC Ordinary Shares to the Depositary against issuance of ADRs representing ADSs in the name of the option holder. Upon cancellation or expiration without exercise of options formerly relating to Grace Common Stock, the underlying FMC Ordinary Shares held by Fresenius AG will be transferred to Fresenius Medical Care at no cost to it. Upon cancellation or expiration without exercise of options formerly relating to Fresenius USA Common Stock, the underlying FMC Ordinary Shares will revert to Fresenius AG.

CONDITIONS

     The respective obligations of the parties to consummate the Reorganization are subject to a number of conditions, including the following: (a) approval by the Grace shareholders of the Reorganization Agreement and the transactions contemplated thereby, (b) approval by the Fresenius AG shareholders of the Reorganization Agreement and the transactions contemplated thereby, (c) expiration or termination of the waiting period applicable to the Reorganization under the HSR Act, (d) receipt of all material governmental, regulatory and third-party consents, approvals and authorizations, (e) there being in effect no statute, rule, regulation, judgment, decree, injunction or other order of a federal or state court or other Governmental Entity (as

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

defined in the Reorganization Agreement) which prevents the consummation of the transactions contemplated by the Reorganization Agreement, (f) the receipt by Grace of certain legal opinions related to tax matters, (g) the effectiveness of the Registration Statement and the New Grace Prospectus and no stop order suspending such effectiveness being in effect, (h) receipt of necessary financing on terms satisfactory to Grace and Fresenius AG, (i) the Distribution of New Grace having been consummated, (j) the Deposit Agreement and the listing of ADSs on the NYSE or the Nasdaq Stock Market each becoming effective, and (k) the Debt of Fresenius Worldwide Dialysis and Grace being at levels not in excess of the levels set forth in the Reorganization Agreement. All conditions to the Reorganization may be waived by the relevant party, but neither Grace nor Fresenius AG expects to waive any material conditions.

     For purposes of the Reorganization Agreement, "Debt" means: (a) all obligations for borrowed money, whether or not represented by a note, bond or debenture, (b) off balance sheet financing including, without limitation, off balance sheet receivables financings at NMC, (c) any obligation created or arising under any conditional sale agreement or other title retention agreement that is treated as a liability on a balance sheet prepared in accordance with US GAAP, (d) the portion of the obligations with respect to capital leases that is properly classified as a liability on a balance sheet prepared in accordance with US GAAP, (e) a reasonable estimate, to be agreed by Fresenius AG and Grace of the amounts payable in respect of dissenting shares of Fresenius USA or Grace, as the case may be, (f) any obligation owed in respect of the deferred purchase price of property (excluding any obligations incurred in the ordinary course of business), and (g) the liquidation preference of, and accrued dividends on, shares of Grace Preferred Stock outstanding at the Effective Time (other than the New Preferred Shares).

     The obligation of Grace to consummate the Reorganization is also subject to the fulfillment or waiver by Grace, prior to the Closing Date (as defined in the Reorganization Agreement), of each of the following conditions: (a) the truthfulness and correctness in all material respects of the representations and warranties of each of Fresenius AG and Fresenius USA (the "Fresenius Parties") set forth in the Reorganization Agreement, (b) the performance by each Fresenius Party in all material respects of all obligations required to be performed by it under the Reorganization Agreement at or prior to the Closing Date, (c) Fresenius AG having entered into the Pooling Agreement, and Grace having received an opinion of nationally recognized counsel, dated the Closing Date, to the effect that it is valid, binding and enforceable, (d) the receipt by Grace of an opinion, dated the Closing Date, to the effect that Fresenius Medical Care has no liability with respect to the restructuring of Fresenius AG and the Contribution under the Code and applicable German law, and (e) there not having occurred any change or any development or combination of developments which, individually or in the aggregate, resulted or is reasonably likely to result in a material adverse effect on the properties, business, financial condition, results of operations or prospects of New Grace and its subsidiaries taken as a whole, or any condition to the Distribution contained in the Distribution Agreement failing to be satisfied.

     In addition, the obligation of Fresenius AG to consummate the Reorganization is also subject to the fulfillment or waiver by Fresenius AG, prior to the Closing Date, of each of the following conditions: (a) the truthfulness and correctness in all material respects of the representations and warranties of Grace set forth in the Reorganization Agreement, (b) the performance by each of Grace and New Grace in all material respects of all obligations required to be performed by it under the Reorganization Agreement or the Distribution Agreement at or prior to the Closing Date, and (c) Fresenius AG having entered into the Pooling Agreement, and Fresenius USA having received an opinion of nationally recognized counsel, dated the Closing Date, to the effect that the Pooling Agreement is valid, binding and enforceable.

     It is a condition to the consummation of the Reorganization that the waiting period under the HSR Act, shall have expired or terminated. Under the HSR Act, certain transactions, including the Reorganization, may not be consummated unless certain notification and waiting period requirements have been satisfied. On March 11, 1996, each of Grace and Fresenius AG filed a Premerger Notification and Report Form pursuant to the HSR Act with the U.S. Department of Justice (the "DOJ") and the FTC. The required waiting period for the Reorganization under the HSR Act was extended by a Request for Additional Information and Documentary Material issued by the FTC on April 10, 1996. On July 25, 1996, the FTC accepted for public comment an Agreement Containing Consent Order with Fresenius AG and Fresenius USA, and the HSR Act waiting period terminated on July 26, 1996. Following the public comment period, the FTC may either take

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

steps to enter a final order or withdraw acceptance of the Agreement Containing Consent Order. Unless acceptance is withdrawn by the FTC, the Agreement Containing Consent Order will require the divestiture of Fresenius USA's dialysate concentrate manufacturing facility in Lewisberry, Pennsylvania. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Business of Fresenius USA -- Properties." At any time before or after the Effective Time, the FTC, the DOJ or others could take action under the antitrust laws with respect to the Mergers, including seeking to enjoin the consummation of the Mergers, to rescind the Mergers, or to require divestiture of substantial assets of Grace, Fresenius USA or Fresenius Medical Care. There can be no assurance that the Mergers will not be challenged on antitrust grounds, or, if such a challenge is made, that it would not be successful. See " -- Conditions." Further, under the antitrust and competition laws of other jurisdictions, including Germany, the Reorganization will be subject to approval by national authorities.

     Under Germany's Law Against Restraints of Competition, Fresenius AG and NMC have filed for premerger clearance with the FCO. The FCO has granted clearance subject to the divestiture prior to the consummation of the Reorganization of Schiwa and Rena-Med, German subsidiaries of Fresenius AG and Grace, respectively, whose products include dialysate concentrates. Efforts are underway to divest Schiwa and Rena-Med. The costs and proceeds of the disposition of Rena-Med will be for the account of Fresenius Medical Care. The costs of the disposition of Schiwa will be for the account of Fresenius AG, and the Schiwa net assets of $2.806 million and any gains on the disposition of those assets will be retained by Fresenius AG. See Note 9 to the Fresenius Medical Care AG Unaudited Pro Forma Condensed Combined Financial Information.

     Grace and Fresenius AG have agreed in the Reorganization Agreement, subject to certain exceptions, promptly to take all actions and do all things necessary, proper or advisable to obtain favorable review of the Reorganization and related transactions under the HSR Act and under any foreign antitrust or competition laws. There can be no assurance that such approvals will be obtained. See "THE REORGANIZATION -- Conditions."

     Other. It is a condition to the Reorganization that all filings, consents, approvals and authorizations required to be made or obtained in connection with the Reorganization be made or obtained from the applicable governmental or regulatory authority, agency, court or other entity, domestic or foreign, prior to the Effective Time. In this regard, it should be noted that certain regulatory approvals may be required by state and local authorities and by certain government agencies which regulate the health care business. NMC and Fresenius Worldwide Dialysis are working toward obtaining all such consents and approvals and expect that such consents and approvals will be obtained.

WAIVER AND AMENDMENT

     The conditions to each party's obligation to consummate the Reorganization are for the sole benefit of such party and may be waived by such party, in whole or in part, to the extent permitted by applicable law. Subject to the applicable provisions of the NYBCL and the MBCL, at any time prior to the Effective Time, the parties to the Reorganization Agreement may modify or amend the Reorganization Agreement by written agreement executed and delivered by duly authorized officers of the respective parties.

THE CONTRIBUTION AGREEMENT

     The Contribution Agreement provides, among other things, that prior to the Effective Time, Fresenius AG will contribute its worldwide dialysis business to Fresenius Medical Care, retain and lease to Fresenius Medical Care certain real property and buildings in Germany, and license to Fresenius Medical Care the "Fresenius" name and mark and the "F" logo. Subject to certain limitations, the Contribution Agreement also provides that Fresenius AG will indemnify, defend and hold harmless New Grace from and against losses other than losses arising from Fresenius Worldwide Dialysis, losses arising from or relating to litigation brought by Fresenius USA stockholders relating to the Reorganization and certain losses relating to this Joint Proxy Statement-Prospectus.

     The Contribution Agreement provides that Fresenius AG will contribute to Fresenius Medical Care all the property and assets (including intangible assets, goodwill and leaseholds) of its worldwide dialysis business

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

which are reflected on its consolidated balance sheet, prepared according to US GAAP, contained in the Fresenius Worldwide Dialysis audited financial statements (including any related notes and schedules) or otherwise predominately relating to or predominately used or useful in the business and operations of Fresenius Worldwide Dialysis (other than the property subject to the Lease), plus (i) all property and assets which have been or will be acquired in the ordinary course of business since the date of the balance sheet, less (ii) any property and assets which have been or will be disposed of or consumed in the ordinary course of business since the date of the balance sheet.

THE DISTRIBUTION AGREEMENT

     Grace and Grace Chemicals have entered into the Distribution Agreement which provides for, among other things, the principal corporate transactions required to effect the Distribution, the conditions thereto and certain other agreements governing the Reorganization.

     Subject to certain exceptions, the Distribution Agreement provides for certain cross-indemnities designed principally to place financial responsibility for the liabilities of Grace's health care businesses with NMC (including, without limitation, all liabilities relating to compliance or non-compliance with U.S. food and drug law, medical and Medicare billing and reimbursement law, other health care matters, and all liabilities relating to the OIG Investigation); and to place financial responsibility for the liabilities of Grace and its other subsidiaries with Grace Chemicals (including, without limitation, liabilities relating to the manufacture or sale of asbestos-containing materials by any Grace Chemicals business). The Distribution Agreement also provides for cross-indemnities in respect of losses arising out of or based on any untrue or allegedly untrue statement or omission of a material fact required to be stated in certain registration statements. In addition, the Distribution Agreement provides for cross-indemnities respecting losses arising out of or relating to the new credit facilities, debt instruments and securities obtained in connection with the Reorganization. Under the Distribution Agreement, NMC, and the members of its group, may not settle or compromise any matters relating to NMC's business, including any aspect of the OIG investigation, unless the terms of such settlement or compromise include an unconditional release of Grace Chemicals, and the members of its group, from all liability in respect thereof.

     In connection with the Distribution, the Distribution Agreement provides that Grace and Grace Chemicals will cooperate, and will cause their respective groups to cooperate, to terminate, to cause Grace to be substituted in all respects for Grace Chemicals, and to cause Grace Chemicals to be substituted in all respects for Grace, in respect of all obligations, if any, under any loan, financing, lease, contract, or other obligation in existence as of the Time of Distribution pertaining to Grace or Grace Chemicals for which Grace or Grace Chemicals may be liable, as guarantor, original tenant, primary obligor or otherwise. The failure to do so will require cross-indemnification with respect to any losses arising from or relating thereto.

THE GRACE TAX SHARING AND INDEMNIFICATION AGREEMENT

     Pursuant to a tax sharing and indemnification agreement (the "Grace Tax Sharing and Indemnification Agreement"), each of Grace, Grace Chemicals and NMC will be responsible for its allocable share of tax liabilities before and after the Grace Merger. The Grace Tax Sharing and Indemnification Agreement provides that Grace Chemicals will be entitled to receive and retain all refunds of taxes with respect to periods beginning after the Time of Distribution which are attributable to the New Grace businesses. The Grace Tax Sharing and Indemnification Agreement further provides that NMC will be entitled to receive and retain all refunds of taxes with respect to periods beginning after the Time of Distribution which are attributable to the NMC businesses. Grace Chemicals and Grace will also indemnify each other from and against any payment required to be made as a result of a breach of the Grace Tax Sharing and Indemnification Agreement. In particular, Grace Chemicals will indemnify FNMC and its affiliates against any tax liability resulting from the Distribution's failure to qualify under Section 355 of the Code or the Grace Merger's failure to qualify under
Section 368 of the Code, unless such failure is due to either a breach by Fresenius AG or FNMC of any obligations under the Grace Tax Sharing and Indemnification Agreement or an impermissible transaction in the stock or assets of FNMC or its subsidiaries (including NMC and its subsidiaries.)

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

THE FRESENIUS TAX INDEMNIFICATION AGREEMENT

     Pursuant to a tax indemnification agreement (the "Fresenius Tax Indemnification Agreement"), Fresenius AG will agree to indemnify, defend and hold harmless Grace, Grace Chemicals, Fresenius Medical Care and Fresenius Medical Care's subsidiaries from and against certain tax liabilities resulting from the Contribution or the Fresenius USA Merger, or arising out of, relating to or associated with any business or assets of Fresenius AG or its subsidiaries other than Fresenius Worldwide Dialysis assets or FWD Business Subsidiaries. "FWD Business Subsidiaries" means all subsidiaries of Fresenius AG and all other entities in which Fresenius AG holds any direct or indirect equity interest other than Fresenius USA and its subsidiaries, which conduct any of Fresenius Worldwide Dialysis' business.

ADDITIONAL AGREEMENTS OF FRESENIUS USA

     At the time of the Fresenius USA Board's approval of the Reorganization and the transactions contemplated thereby, Fresenius USA entered into two agreements. Pursuant to an agreement among Fresenius AG, Fresenius USA and Grace (the "Joinder Agreement"), Fresenius USA undertook the obligations of a party to the Reorganization Agreement and, for itself, made directly to Grace certain representations and warranties, including the representations and warranties in the Reorganization Agreement with respect to Fresenius USA. Under the Joinder Agreement, Fresenius USA's undertaking and its representations and warranties made therein shall be null and void if, immediately prior to the effective time of the Fresenius USA Merger, the number of Fresenius USA Common Share Equivalents exceeds 9,253,331. On the Fresenius USA Record Date, the number of Fresenius USA Common Share Equivalents was 10,572,299. Effective July 10, 1996, Fresenius AG and Fresenius USA entered into a letter of intent with Abbott Laboratories ("Abbott") providing for the repurchase by Fresenius USA of warrants to purchase 875,000 shares of Fresenius USA Common Stock held by Abbott. See "FRESENIUS USA EXECUTIVE COMPENSATION -- Securities Repurchases." Upon consummation of the repurchase of such warrants from Abbott and the repurchase of additional options held by Dr. Ben J. Lipps, President and Chief Executive Officer of Fresenius USA (which Fresenius USA expects will occur prior to closing), the number of Fresenius USA Common Share Equivalents will be 9,253,331 or less. The Joinder Agreement also reduced the minimum percentage of FMC Ordinary Shares required to be held by Fresenius AG upon consummation of the Reorganization from 51% to 50.3%.

     Pursuant to a separate agreement between Fresenius AG and Fresenius USA (the "Supplemental Agreement"), Fresenius USA and Fresenius AG agreed that liquidated damages payable to Fresenius AG under the Reorganization Agreement (see "THE REORGANIZATION -- Termination Fees") would be payable $49.5 million to Fresenius AG and $25.5 million to Fresenius USA and that, if the Reorganization is not consummated, Fresenius AG and Fresenius USA will bear 66% and 34%, respectively, of their aggregate costs and expenses. The Supplemental Agreement also confirms certain understandings of Fresenius USA and Fresenius AG relating to the determination of the exchange ratio of FMC Ordinary Shares for Fresenius USA Common Stock, including Fresenius USA's intention to repurchase sufficient vested and unvested stock purchase options held by Fresenius USA employees and other equity securities of Fresenius USA so that, immediately prior to the Fresenius USA Merger, there shall be no more than 9,253,331 Fresenius USA Common Share Equivalents. Such sharing arrangements and understandings will also be null and void if immediately prior to the Effective Time, the number of Fresenius USA Common Share Equivalents exceeds 9,253,331.

     The summaries of the Joinder Agreement and the Supplemental Agreement set forth above are qualified in their entirety by reference to such agreements, which are attached as Appendices H and I, respectively, to this Joint Proxy Statement-Prospectus. All shareholders are urged to read such agreements in their entirety.

     The invalidation of Fresenius USA's obligations under the Joinder Agreement and the Supplemental Agreement would not affect Fresenius AG's obligations under the Reorganization Agreement to cause the Fresenius USA Board to adopt, approve and ratify the Reorganization Agreement and the other Transaction Agreements, to submit the Fresenius USA Merger to a vote of holders of Fresenius USA Common Stock and to vote its shares of Fresenius USA Common Stock in favor of the Fresenius USA Merger.

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

CONTINUING ARRANGEMENTS BETWEEN FRESENIUS MEDICAL CARE AND FRESENIUS AG

     In connection with the Reorganization, Fresenius Medical Care and Fresenius AG will enter into several agreements for the purpose of giving effect to the Reorganization and defining their ongoing relationship. These agreements were negotiated between Fresenius AG and Grace. The following sets forth the material aspects of certain agreements, arrangements and transactions between Fresenius Medical Care and Fresenius AG. Certain of these agreements have been filed as exhibits to the Registration Statement. The following descriptions are not complete and are qualified in their entirety by reference to such exhibits. For a description of certain other continuing arrangements set forth in the Contribution Agreement among Fresenius AG, Fresenius Medical Care and Grace Chemicals and in the Distribution Agreement among Grace, Grace Chemicals and Fresenius AG, see "-- The Contribution Agreement" and " -- The Distribution Agreement." Fresenius AG intends that the Lease, the Supply Agreements and the Services Agreements shall be no less favorable to Fresenius Medical Care and Fresenius AG than would have been obtained in arm's-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated as part of the overall Reorganization, and, taken independently, are not necessarily indicative of market terms.

  REAL PROPERTY LEASE

     The land and buildings in Germany used by Fresenius Worldwide Dialysis will not be transferred to Fresenius Medical Care. Fresenius AG will lease certain of such real property to Fresenius Medical Care (or its affiliates) directly and will transfer the remainder of such real property to two limited partnerships, the sole limited partner of each of which, and sole shareholder of the general partner of each of which, will be Fresenius AG (such leases collectively are referred to as the "Leases"). These limited partnerships, as landlords, will lease such properties to Fresenius Medical Care and to Fresenius AG, as applicable, for use in their respective businesses. The aggregate annual rent payable by Fresenius Medical Care under the Leases will be 16.8 million Deutschemarks (which was approximately $11,273,000 as of July 23, 1996), exclusive of maintenance and other costs, and will be subject to escalation based upon the German cost of living index for a four-person employee household. The Leases for manufacturing facilities will have a ten-year term, followed by two successive optional renewal terms of ten years each at the election of Fresenius Medical Care. The Leases for the other facilities will have a term of ten years. Based upon an appraisal, Fresenius AG believes that the rents under the Leases represent fair market value for such properties. For information with respect to Fresenius AG's principal properties in Germany, see "BUSINESS OF FRESENIUS MEDICAL CARE -- Business of Fresenius Worldwide
Dialysis -- Properties."

  COVENANTS NOT TO COMPETE

     On or before the Effective Date, each of Fresenius AG and Grace will agree that, for a period of ten years after the consummation of the Reorganization, it will not compete with Fresenius Medical Care in any aspect of the business of supplying renal care-related goods and services, including laboratories (the "Renal Business"), as interpreted by reference to the Reorganization Agreement, the Distribution Agreement and the Contribution Agreement; provided, that in any event Fresenius AG may continue its home care business. The interpretation of the meaning of "Renal Business" by reference to the Reorganization Agreement, the Distribution Agreement and the Contribution Agreement will also apply to the licenses of intellectual property for use in the Renal Business that are described below (see "-- Trademarks" and "-- Other Intellectual Property").

  TRADEMARKS

     After the Reorganization, Fresenius AG will continue to own the name and mark "Fresenius" and the "F" logo. On or before the Effective Date, Fresenius AG and Fresenius Medical Care will enter into agreements containing the following provisions. Fresenius AG will grant to Fresenius Medical Care an exclusive, worldwide, royalty-free, perpetual license (i) to use "Fresenius Medical Care" in its corporate names, and (ii) to use the Fresenius marks (including certain combination marks containing the Fresenius name that are used by Fresenius Worldwide Dialysis), and the Fresenius Medical Care name as a trade name,

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

in all aspects of the Renal Business (see "-- Covenants Not to Compete"). Fresenius Medical Care will also be granted a worldwide, royalty-free, perpetual license (i) to use the "Fresenius Medical Care" mark in the current NMC business other than the Renal Business (the "Other NMC Business") if it is used as part of "Fresenius Medical Care" together with one or more descriptive words (for example, "Fresenius Medical Care Home Care" or "Fresenius Medical Care Diagnostics"), (ii) to use the "F" logo mark in the Other NMC Business with the consent of Fresenius AG, which consent will not be unreasonably withheld if the mark includes one or more additional descriptive words or symbols, and (iii) to use "Fresenius Medical Care" as a trade name in both the Renal Business and the Other NMC Business. Fresenius Medical Care will have the right to use "Fresenius Medical Care" as a trade name in other medical businesses only with the consent of Fresenius AG, which consent will not be unreasonably withheld. In the U.S. and Canada, Fresenius AG will not use "Fresenius" or the "F" logo as a trademark or service mark, except that it (i) will be permitted to use "Fresenius" in combination with one or more additional words such as "Pharma Home Care" as a service mark in connection with its home care business and (ii) may use the "F" logo as a service mark with the consent of Fresenius Medical Care, which consent will not be unreasonably withheld if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius AG will have the right to use "Fresenius" as a trade name (but not as a mark) only in connection with its home care and other medical businesses other than the Renal Business (the "Other Fresenius AG Business") and only in combination with one or more other descriptive words, provided that such name is not confusingly similar to the Fresenius Medical Care marks and trade names. After the expiration of Fresenius AG's ten-year covenant not to compete with Fresenius Medical Care (see "-- Covenants Not to Compete"), Fresenius AG may use "Fresenius" in its corporate names if it is used in combination with one or more additional descriptive word or words, provided that such name is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

  OTHER INTELLECTUAL PROPERTY

     Certain of the patents, patent applications, inventions, know-how and trade secrets used by Fresenius Worldwide Dialysis are also used by other divisions of Fresenius AG (the "Shared Intellectual Property"). In the case of Biofine(TM), Fresenius AG's PVC-free packaging material (see "BUSINESS OF FRESENIUS MEDICAL CARE -- Business of Fresenius Worldwide Dialysis -- Fresenius Worldwide Dialysis Products -- Peritoneal Dialysis Products"), Fresenius AG will grant to Fresenius Medical Care an exclusive license for the Renal Business (see "-- Covenants Not to Compete") and a non-exclusive license for all other fields except the Other Fresenius AG Business (the "Non-Exclusive Business"). Any royalties from licenses of the Biofine(TM) intellectual property by either Fresenius Medical Care or Fresenius AG to third parties outside the Renal Business and the Other Fresenius AG Business will be shared equally by Fresenius Medical Care and Fresenius AG. In addition, Fresenius AG will transfer to Fresenius Medical Care the other Shared Intellectual Property that is used predominantly in Fresenius Worldwide Dialysis. With respect to the other Shared Intellectual Property in which Fresenius Worldwide Dialysis and the other FAG divisions as a whole each paid a significant part of the development costs, (i) such Shared Intellectual Property transferred to Fresenius Medical Care will be licensed back to Fresenius AG exclusively in the Other Fresenius AG Business and non-exclusively in the Non-Exclusive Business, and (ii) such Shared Intellectual Property retained by Fresenius AG will be licensed to Fresenius Medical Care exclusively in the Renal Business and non-exclusively in the Non-Exclusive Business.

  SUPPLY AGREEMENTS

     Following the Reorganization, Fresenius Medical Care will own or lease the facilities in which most of its product sales volume is manufactured. However, certain products (principally concentrates) are manufactured at facilities that will be retained by Fresenius AG (the "Retained Facilities"). The Retained Facilities are located in Brazil, France (Sevres) and the United Kingdom. Conversely, a facility in Italy that will be transferred to Fresenius Medical Care in the Reorganization will produce products for the Pharmaceuticals Division and Intensive Care and Diagnostics Division of Fresenius AG (the "Transferred Facilities"). For 1995, the aggregate costs that were allocated to Fresenius Worldwide Dialysis for products manufactured at the Retained Facilities were approximately $24.4 million, while the aggregate costs that were allocated to the

Pharmaceuticals Division and Intensive Care and Diagnostics Division for products manufactured at the Transferred Facilities were approximately $11.8 million.

     Prior to the Reorganization, Fresenius Medical Care and Fresenius AG will negotiate and enter into agreements (the "Supply Agreements") for the purchase and sale of products from the Retained Facilities and the Transferred Facilities. Prices under the Supply Agreements will include a unit cost component for each product and an annual fixed cost charge for each facility. The unit cost component, which will be subject to annual review by the parties, is intended to compensate the supplier for variable costs such as costs of materials, variable labor and utilities. The fixed cost component generally will be based on an allocation of the 1995 fixed costs of such facility, such as rent, depreciation, production scheduling and quality control. The fixed cost component will be subject to adjustment by good-faith negotiation every twenty-four months. If the parties cannot agree upon an appropriate adjustment, the adjustment will be made based on an appropriate consumer price index in the country in which the facility is located.

     Each Supply Agreement will have a term that is approximately equal to the estimated average life of the relevant production assets as of the Effective Date. It is expected that this will result in an average term of approximately five years. Each Supply Agreement may be terminated by the purchasing party after a specified notice period, subject to a compensation payment reflecting a portion of the relevant fixed costs. The terms and conditions of the Supply Agreements will be subject to review by Grace prior to the Effective Time. It is the intention of Fresenius AG that the terms and conditions of the Supply Agreements shall be no less favorable to Fresenius Medical Care and Fresenius AG than would have been obtained in arm's-length bargaining with independent parties.

     Following the Reorganization, the parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the Pooling Agreement discussed under "DESCRIPTION OF THE POOLING
AGREEMENT -- Interested Transactions" and the regulatory provisions of German law regarding dominating enterprises discussed under "COMPARISON OF CERTAIN RIGHTS OF SHAREHOLDERS OF GRACE AND FRESENIUS USA -- State Anti-takeover Statutes -- Fresenius Medical Care."

  SERVICES AGREEMENTS

     As a division of Fresenius AG, Fresenius Worldwide Dialysis has obtained administrative and other services from Fresenius AG headquarters and from other divisions and subsidiaries of Fresenius AG. These services relate to, among other things, data processing, financial and management accounting and audit, human resources, legal, risk management, quality control, production management, research and development, marketing and logistics. For 1995, approximately $51.2 million was allocated to Fresenius Worldwide Dialysis for these services. Conversely, Fresenius Worldwide Dialysis has provided certain services to other divisions and subsidiaries of Fresenius AG relating to research and development, plant administration, patent administration and warehousing. For 1995, approximately $20.1 million was allocated to the other divisions and subsidiaries for services rendered to them by Fresenius Worldwide Dialysis.

     Prior to the Reorganization, Fresenius Medical Care and Fresenius AG intend to enter into transitional agreements for continuation of many of the services described above (the "Services Agreements"). The Services Agreements may also include agreements for services currently provided as part of corporate overhead and allocated to Fresenius Worldwide Dialysis in its combined financial statements included in this Joint Proxy Statement-Prospectus. The Services Agreements are expected to be short-term, because each party intends to develop its organization to provide most of the services for itself within 12 to 18 months after the Reorganization. The terms and conditions of the Services Agreements will be subject to review by Grace prior to the Effective Time. It is the intention of Fresenius AG that the terms and conditions of the Services Agreements shall be no less favorable to Fresenius Medical Care and Fresenius AG than would have been obtained in arm's length bargaining with independent parties.

     Following the Reorganization, the parties may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the Pooling Agreement discussed under "DESCRIPTION OF THE POOLING
AGREEMENT -- Interested Transac-
tions" and the regulatory provisions of German law regarding dominating enterprises discussed under "COMPARISON OF CERTAIN RIGHTS OF SHAREHOLDERS OF GRACE AND FRESENIUS USA -- State Anti-takeover Statutes -- Fresenius Medical Care."

ACCOUNTING TREATMENT

     Each of the Grace Merger and the Fresenius USA Merger will be accounted for under US GAAP as purchases by Fresenius Medical Care. In accordance therewith, the assets and liabilities acquired will be recorded at their fair values; any remaining excess of the purchase prices over the fair values of the assets and liabilities acquired will be recorded as goodwill.

APPRAISAL RIGHTS

  GRACE

     Holders of Grace Common Stock are entitled to appraisal rights under Sections 623 and 910 of the NYBCL. The following summary of the applicable provisions of Sections 623 and 910 of the NYBCL is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Sections 623 and 910 of the NYBCL, copies of which are attached to this Joint Proxy Statement-Prospectus as Appendix F. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES OF GRACE COMMON STOCK THAT IS HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT WHATEVER APPRAISAL RIGHTS THE BENEFICIAL OWNER MAY HAVE. THIS DISCUSSION AND APPENDIX F SHOULD BE REVIEWED CAREFULLY BY ANY SHAREHOLDER OF GRACE WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO BECAUSE FAILURE STRICTLY TO COMPLY WITH ANY OF THE PROCEDURAL REQUIREMENTS OF SECTION 623 OR SECTION 910 OF THE NYBCL MAY RESULT IN A TERMINATION OR WAIVER OF APPRAISAL RIGHTS UNDER SECTION 623 AND
SECTION 910 OF THE NYBCL.

     A holder of Grace Common Stock as of the Grace Record Date for the Grace Special Meeting who elects to dissent from the approval and adoption of the Reorganization Agreement and the transactions contemplated thereby and who has not voted in favor thereof ("Grace Common Dissenting Shareholder") is entitled, under the provisions of Sections 623 and 910 of the NYBCL, as an alternative to receiving the applicable consideration for such holder's Grace Common Stock, to a judicial determination of the fair value in cash of such holder's Grace Common Stock. The Reorganization Agreement provides that if any Grace Common Dissenting Shareholder fails to perfect or effectively withdraws or loses the right to dissent, the Grace Common Stock held by such Grace Common Dissenting Shareholder will thereupon be treated as though such shares had been converted pursuant to the Reorganization Agreement.


     Any holder of Grace Common Stock who elects to exercise such holder's appraisal rights with respect to the Reorganization Agreement must file a written objection to the Reorganization with Grace before the Grace Special Meeting, or at the Grace Special Meeting but before the vote on the Reorganization is taken, which objection must include (a) a notice of such holder's election to dissent, (b) such holder's name and residence address, (c) the number of shares of Grace Common Stock as to which such holder dissents, and
(d) a demand for payment of the fair value of such holder's Grace Common Stock if the Reorganization is consummated. Such objection is not required from any holder of Grace Common Stock to whom Grace did not give notice of the Grace Special Meeting in accordance with the applicable provisions of the NYBCL. For purposes of perfecting appraisal rights pursuant to Section 623 of the NYBCL, the written objection of a holder of Grace Common Stock, which is addressed as provided below, will be deemed filed with Grace upon receipt of such objection by Grace. Neither voting against nor failure to vote for the Reorganization Agreement will constitute the written objection required to be filed by a Grace Common Dissenting Shareholder. Failure to vote against the Reorganization Agreement, however, will not constitute a waiver of rights under Sections 623 and 910 of the NYBCL, provided that a written objection has been properly filed. A shareholder voting to approve the Reorganization will be deemed to have waived such shareholder's appraisal rights. Any proxy may be revoked before it is voted by filing with the Secretary of Grace a written notice of revocation or a duly executed proxy bearing a later date or by attending the Grace Special Meeting and voting in person. The return of a signed proxy without instructions as to the Reorganization will be deemed a vote in favor of the Reorganization Agreement. See "THE SPECIAL MEETINGS -- Voting and Revocation of Proxies."

     A shareholder may not dissent as to less than all the Grace Common Stock held of record that such holder beneficially owns. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all the Grace Common Stock of such beneficial owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary. Furthermore, if the Grace Common Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, the demand must be made in that capacity, and, if the Grace Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record; however, such agent must identify the record owner or owners and expressly state, in such demand, that the agent is acting as agent for the record owner or owners of such Grace Common Stock.

     A record holder, such as a broker or an agent, who holds Grace Common Stock as a nominee for beneficial owners, some of whom desire to demand appraisal, must exercise appraisal rights on behalf of such beneficial owners who desire to demand appraisal with respect to the Grace Common Stock held for such beneficial owners.

     All notices of election to dissent should be addressed to W. R. Grace & Co., One Town Center Road, Boca Raton, Florida 33486-1010, Attention: Secretary.

     Within 10 days after the date of the shareholders' vote approving the Reorganization, FNMC, as the surviving corporation, will give written notice of such approval by registered mail to each holder of Grace Common Stock who timely filed a written objection to the Reorganization, or from whom written objection was not required, and who did not vote in favor of the Reorganization.

     At the time of filing a notice of election to dissent or within one month thereafter, a Grace Common Dissenting Shareholder must submit the certificate or certificates representing such holder's Grace Common Stock to Grace, or its transfer agent, with a conspicuous notation thereon of the election to dissent, after which such certificates will be returned to such holder or other person who submitted them on behalf of such holder. Chemical Mellon Shareholder Services, L.L.C. serves as the transfer agent for the Grace Common Stock, and its address is 450 West 33rd Street, New York, New York 10001. Any holder who fails to submit such certificates for notation will, at the election of FNMC exercised by written notice to such holder within 45 days from the date of filing of the notice to dissent, lose such holder's appraisal rights unless a court, for good cause shown, otherwise directs.

     Within 15 days after the expiration of the period within which holders of Grace Common Stock may file their notices of election to dissent, or within 15 days after the Effective Time, whichever is later (but in no case later than 90 days after the shareholders' vote approving the Reorganization), Grace or the surviving corporation, as the case may be, is required to make a written offer by registered mail to each Grace Common Dissenting Shareholder to pay for such holder's Grace Common Stock at a specified price which Grace or the surviving corporation, as the case may be, considers to be their fair value. Such offer will be accompanied by a statement setting forth the aggregate number of shares of Grace Common Stock with respect to which notices of election to dissent from approval and adoption of the Reorganization Agreement have been received and the aggregate number of Grace Common Dissenting Shareholders. If the Reorganization has been consummated at the time such offer is made, such offer will also be accompanied by (a) advance payment to each Grace Common Dissenting Shareholder who has submitted such holder's certificates to Grace for notation thereon of such holder's election to dissent, of an amount equal to 80% of the amount of such offer, or (b) as to each Grace Common Dissenting Shareholder who has not yet submitted such certificates for such notation, a statement that advance payment to such holder of an amount equal to 80% of the amount of such offer will be made by FNMC promptly upon submission of such certificates. If the Reorganization has not been consummated at the time of such offer, such advance payment or statement as to advance payment will be sent to each holder entitled thereto forthwith upon consummation of the Reorganization. Every advance payment or statement as to advance payment will include advice to such holder that acceptance of such advance payment will not constitute a waiver of such holder's appraisal rights. If the Reorganization has not been consummated by the expiration of the above-mentioned 90-day period, Grace's offer may be conditioned upon the consummation of the Reorganization. If within 30 days after the making of such a written offer, FNMC and any Grace Common Dissenting Shareholder agree upon the price to be paid for such shareholder's Grace Common Stock, payment therefor will be made within 60 days after the making of such offer or the Effective Time, whichever is later, upon the surrender of the certificates representing such Grace Common Stock. From and after the Effective Time, any payments with respect to any demands for appraisal or in settlement of any such demands will be made by the surviving corporation in all circumstances, but only to the extent not prohibited by Section 623(j) of the NYBCL, which is described below.

     If FNMC fails to make such an offer within the 15-day period described in the preceding paragraph, or if it makes such an offer but FNMC and a Grace Common Dissenting Shareholder do not agree within 30 days of the making of the offer upon the price to be paid for such holder's Grace Common Stock, FNMC must, within 20 days of such 15- or 30-day period, as the case may be, institute a special proceeding in the New York Supreme Court, New York County (the "Court"), to determine the rights of Grace Common Dissenting Shareholders and fix the fair value of their Grace Common Stock. It is the current intention that FNMC will institute any such proceeding within the 20-day period; however, if FNMC does not institute such proceeding within the 20-day period, any Grace Common Dissenting Shareholder may, within 30 days after the expiration of such 20-day period, institute a proceeding for the same purpose. If such proceeding is not instituted within such 30-day period, Grace Common Dissenting Shareholders who have not agreed with FNMC as the case may be, as to the price to be paid for their shares of Grace Common Stock will lose their appraisal rights, unless the Court, for good cause shown, otherwise directs.

     All Grace Common Dissenting Shareholders, other than those who will have agreed with FNMC as the case may be, as to the price to be paid for their Grace Common Stock, will be made parties to such appraisal proceeding. The Court will determine whether each Grace Common Dissenting Shareholder, as to whom FNMC requests the Court to make such determination, is entitled to receive payment for such holder's shares of Grace Common Stock. If FNMC does not request any such determination or if the Court finds that such Grace Common Dissenting Shareholder is so entitled, the Court will then determine the fair value of such holder's Grace Common Stock as of the close of business on the day prior to the date the Reorganization Agreement was approved by Grace shareholders. In fixing the fair value of the shares of Grace Common Stock, the Court will consider the nature of the transaction giving rise to the Grace Common Dissenting Shareholder's right to receive payment for such holder's Grace Common Stock under the NYBCL, the effects of such transaction on Grace and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining the fair value of shares of a corporation engaging in a similar transaction under comparable circumstances, and all other relevant factors. Within 60 days after the final determination of any such Court proceeding, FNMC will be required to pay to each Grace Common Dissenting Shareholder the amount found to be due such holder, with interest thereon at such rate as the Court finds to be equitable, from the date the Reorganization is consummated to the date of payment, upon surrender to FNMC by such holder of the certificates representing such shares of Grace Common Stock. If the Court finds that the refusal of any Grace Common Dissenting Shareholder to accept the offer of Grace was arbitrary, vexatious or otherwise not in good faith, no interest will be allowed to such Grace Common Dissenting Shareholder. From and after the Effective Time, any amount found to be due to Grace Common Dissenting Shareholders, and any interest allowed thereon, will be paid by the FNMC unless prohibited by Section 623(j) of the NYBCL.

     Each party to such appraisal proceeding will bear its own costs and expenses, including the fees and expenses of its counsel and any experts employed by it, except that the Court, in its discretion, (a) may apportion and assess all or any part of the costs, expenses, and fees incurred by Grace Common Dissenting Shareholders against FNMC, if, among other things, the Court finds that the fair value of the Grace Common Stock materially exceeds the offer by Grace or the surviving corporation, as the case may be, or (b) may apportion and assess all or any part of the costs, expenses, and fees incurred by FNMC, against all of the Grace Common Dissenting Shareholders, including any Grace Common Dissenting Shareholders who have withdrawn their notices of election to dissent from the Reorganization, who the Court finds were arbitrary, vexatious or otherwise not acting in good faith in refusing any offer of payment FNMC may have made.

     Any shareholder who has filed a notice of election to dissent will not, after the Effective Time, have any of the rights of a shareholder with respect to such holder's shares of Grace Common Stock, other than the right to be paid the fair value of such shares of Grace Common Stock under the NYBCL and any other right provided under the NYBCL for shareholders who have filed such a notice. Any notice of election to dissent may be withdrawn by a Grace Common Dissenting Shareholder at any time prior to such shareholder's acceptance in writing of an offer made by Grace or the surviving corporation, as the case may be, as described above, but in no case later than 60 days after the Effective Time (or if Grace or the surviving corporation, as the case may be, fails to make a timely offer to pay such shareholder the fair value of such holder's Grace Common Stock as described above, at any time within 60 days after any date such an offer is made), or thereafter with the written consent of the surviving corporation. In order to be effective, withdrawal of a notice of election to dissent must be accompanied by the return to FNMC of any advance payment to the Grace Common Dissenting Shareholder made by FNMC as described above. Any Grace Common Dissenting Shareholder who withdraws such holder's notice of election to dissent or otherwise loses such holder's appraisal rights will thereupon have only the right to receive the applicable consideration for each of such holder's shares of Grace Common Stock.

     Under Section 623(j) of the NYBCL, no payment may be made to Grace Common Dissenting Shareholders by FNMC if FNMC is to be insolvent or if such payment would render FNMC insolvent. In that event, each Grace Common Dissenting Shareholder would be required to either (a) withdraw such shareholder's notice of election to dissent, or (b) retain such shareholder's status as a claimant against the surviving corporation. If a Grace Common Dissenting Shareholder were to elect to remain a claimant against FNMC, such Grace Common Dissenting Shareholder's rights would be subordinated to the rights of FNMC's creditors but would be superior to those of non-dissenting shareholders, should the surviving corporation be liquidated. If the surviving corporation were not liquidated, the Grace Common Dissenting Shareholder would retain such holder's right to payment for such shareholder's Shares of Grace Common Stock, which obligation FNMC would be required to satisfy once it was no longer insolvent and if such payment would not render FNMC insolvent. If a Grace Common Dissenting Shareholder fails to exercise either of such options within 30 days after FNMC has given such holder written notice that payment cannot be made because of the restrictions of
Section 623(j) of the NYBCL, FNMC would be required to exercise such option by written notice to such holder within 20 days after the expiration of such period of 30 days. For purposes of NYBCL Section 623(j), an "insolvent corporation" is a corporation that is unable to pay its debts as they come due in the usual course of its business.

     If a court in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, were to find that, at the time FNMC makes any payment in respect of fair value of any dissenting shares (each, a "Transfer"), FNMC (a) made the Transfer with intent to hinder, delay or defraud creditors or (b) received less than a reasonably equivalent value or fair consideration for the Transfer and (i) was insolvent at the time of the Transfer, (ii) was rendered insolvent by reason of the Transfer, (iii) was engaged or about to engage in a business or transaction for which the assets remaining with the surviving corporation constituted unreasonably small capital to carry on its business, or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured, the court could find that the Transfer constituted a "fraudulent conveyance" under applicable federal or state law. If the Transfer were determined to be a fraudulent conveyance, there is a risk that Grace Common Dissenting Shareholders, as recipients of the Transfers, would be ordered to turn over to the surviving corporation, its creditors or its trustee in bankruptcy, all or a portion of the payments made to Grace Common Dissenting Shareholders. The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction that is being applied. Generally, however, FNMC would be considered insolvent if, at the time of the Transfer in question, the fair value (or fair saleable value) of its assets was less than the amount required to pay its total debts and liabilities (including contingent liabilities) as they become absolute and matured, or if the sum of FNMC's debts (including any contingent liabilities) at the time of the Transfer is greater than the fair value of all of FNMC's properties. The Transfers could be deemed to be a fraudulent conveyance even if FNMC is not deemed to be an insolvent corporation for purposes of Section 623(j) of the NYBCL.

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

  FRESENIUS USA

     Set forth below is a summary of the procedure which a dissenting Fresenius USA stockholder ("Fresenius USA Dissenting Stockholder") must follow in order to seek to exercise appraisal rights. The information contained below with respect to stockholders' appraisal rights is qualified in its entirety by reference to the applicable sections of the MBCL, which are attached to this Joint Proxy Statement-Prospectus as Appendix G. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES OF FRESENIUS USA THAT ARE HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT WHATEVER APPRAISAL RIGHTS THE BENEFICIAL OWNER MAY HAVE. THIS DISCUSSION AND APPENDIX G SHOULD BE REVIEWED CAREFULLY BY ANY FRESENIUS USA COMMON STOCKHOLDER WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO. FAILURE STRICTLY TO COMPLY WITH ANY OF THE PROCEDURAL REQUIREMENTS OF SECTIONS 85 THROUGH 98 OF THE MBCL COULD RESULT IN A TERMINATION OR WAIVER OF APPRAISAL RIGHTS UNDER SECTIONS 85 THROUGH 98 OF THE MBCL.

     Section 85 and Sections 86 through 98, inclusive, of the MBCL contain provisions which, in the case of a merger of a corporation organized under Massachusetts law, grant to dissenting stockholders who comply with the procedures specified in these sections the right to receive payment in cash equal to the "fair value" of their shares. The principal provisions of the statute are summarized below. This summary is qualified in its entirety by the provisions of Sections 85 through 98 of the MBCL, which are annexed as Appendix G to this Joint Proxy Statement-Prospectus and should be carefully reviewed by holders of Fresenius USA Common Stock.

     To claim appraisal rights, a stockholder must (a) file a written objection to the Reorganization and the transactions contemplated thereby prior to the stockholder vote on the Fresenius USA Merger, stating that such Fresenius USA Dissenting Stockholder intends to demand payment for his or her shares of Fresenius USA Common Stock if the Fresenius USA Merger is consummated, (b) not vote such Fresenius USA Dissenting Stockholder's shares in favor of approval of the Reorganization and the transactions contemplated thereby, and (c) in the event the Reorganization and the transactions contemplated thereby is approved by Fresenius USA's stockholders and consummated, demand in writing payment for such shares of Fresenius USA Common Stock from Fresenius USA within 20 days after the date of mailing to the Fresenius USA Dissenting Stockholder of a notice that the Fresenius USA Merger has become effective. Such notice is to be mailed by registered or certified mail by Fresenius USA within 10 days of the effective date of the Fresenius USA Merger to all stockholders who have complied with the requirements described in (a) and (b) above.

     A vote against the Reorganization and the transactions contemplated thereby will not be deemed to satisfy the requirement that a written objection be filed with Fresenius USA prior to the taking of the stockholder vote on the Reorganization and the transactions contemplated thereby. However, a stockholder who has filed a written objection to the Reorganization and the transactions contemplated thereby as provided in (a) above will not be deemed to have waived such Fresenius USA Dissenting Stockholder's appraisal rights by failing to vote against the Reorganization and the transactions contemplated thereby so long as such Fresenius USA Dissenting Stockholder does not actually vote in favor of it.

     Fresenius USA is required to make payment of the fair market value of the shares of Fresenius USA Common Stock owned by each Fresenius USA Dissenting Stockholder within 30 days after the expiration of the 20-day period during which a demand for payment for shares may be made. If, during such 30-day period, Fresenius USA and a Fresenius USA Dissenting Stockholder fail to agree as to the fair value of such Fresenius USA Dissenting Stockholder's shares, either Fresenius USA or the Fresenius USA Dissenting Stockholder may, within four months after the expiration of such 30-day period, request a court determination of the fair value of the shares of all shares held by the Fresenius USA Dissenting Stockholders by filing a bill in equity in the Superior Court of Middlesex County in the Commonwealth of Massachusetts. The cost of such an action, other than counsel fees and fees of experts retained by a party, will be determined by the court and apportioned in such a manner as appears to the court to be equitable; however, all costs of giving notice to the stockholders entitled to notice of the filing of such an action will be paid by Fresenius USA. Amounts

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

required to be paid to Fresenius USA Dissenting Stockholders will be included in the $170 million limit on indebtedness of Fresenius Worldwide Dialysis permitted to exist at the Effective Time. In any such action, the fair value of the shares of Fresenius USA Common Stock of the stockholder parties to the action will be determined as of the day preceding the date that the Reorganization and the transactions contemplated thereby were approved by the stockholders of Fresenius USA, and will not include any element of value arising from the expectation or consummation of the Fresenius USA Merger. Fresenius USA has not yet determined whether it will file such a bill in equity and, therefore, any stockholder who desires such a bill in equity to be filed is advised to file it on a timely basis. Unless Fresenius USA files such a bill in equity, the failure by a Fresenius USA Dissenting Stockholder to file such a bill could nullify all written demands for appraisal.

     Any Fresenius USA stockholder contemplating the exercise of the rights summarized above is urged to consult with counsel. The failure by a stockholder to follow precisely all of the steps required by Sections 85 through 98 of the MBCL will result in the loss of those rights. Under Section 98 of the MBCL, the enforcement by a stockholder of the right to receive payment for his or her or its shares of Fresenius USA Common Stock is an exclusive remedy, except that such provisions do not exclude the right of a stockholder to bring or maintain an appropriate proceeding to obtain relief on the ground that the Fresenius USA Merger will be or is fraudulent or illegal as to him or her.

EXCHANGE OF CERTIFICATES

     Promptly after the Effective Time, the Exchange Agent will mail a letter of transmittal (the "Letter of Transmittal") to each former holder of record of shares of Grace Common Stock or Fresenius USA Common Stock (other than Grace, Fresenius AG, Fresenius USA or the subsidiaries thereof or any Grace Common Dissenting Shareholder or Fresenius USA Dissenting Stockholder), together with instructions for the exchange of Grace stock certificates or Fresenius USA stock certificates for the consideration into which such stock has been converted in the Reorganization. The Letter of Transmittal will specify that delivery shall be effected and risk of loss and title to certificates previously representing Grace Common Stock or Fresenius USA Common Stock will pass only upon receipt of such certificates by the Exchange Agent. It is contemplated that the Exchange Agent will also serve as the distribution agent for the New Preferred Shares to be issued in the Recapitalization, which shares will be distributed to each former holder of record of Grace Common Stock without the need for any letter of transmittal. GRACE SHAREHOLDERS AND FRESENIUS USA STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

     Upon surrender to the Exchange Agent of one or more certificates for shares of Grace Common Stock or Fresenius USA Common Stock, together with a properly completed Letter of Transmittal, there will be issued and mailed to the holder thereof (a) ADRs representing ADSs to which such holder is entitled, unless the holder complies with the procedures set forth in the Deposit Agreement and requests that certificates for FMC Ordinary Shares be delivered in lieu thereof, and (b) in the case of a surrender of certificates for shares of Grace Common Stock, a certificate or certificates representing New Preferred Shares. ADRs, or certificates representing New Preferred Shares, or any check representing cash in lieu of fractional shares, may be issued in a name other than the name in which the surrendered certificate is registered only if (i) the certificate surrendered is properly endorsed, accompanied by a guaranteed signature if required by the Letter of Transmittal, and otherwise in proper form for transfer, and (ii) the person requesting the issuance of such certificate either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for such shares in a name other than the registered holder of the certificate surrendered or establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Six months after the Effective Time, each of FNMC and Fresenius USA will be entitled to cause the Exchange Agent to deliver to it any applicable ADSs and cash (including any interest thereon) made available to the Exchange Agent that are unclaimed by their respective former shareholders. Any such former shareholders who have not theretofore exchanged their certificates will thereafter be entitled to look exclusively to FNMC or Fresenius USA, as the case may be, and only as general creditors thereof, for the consideration to which they become entitled upon exchange of their certificates pursuant to the Reorganization Agreement. Each of

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

FNMC and Fresenius USA will pay all applicable charges and expenses, including its applicable share of those of the Exchange Agent, in connection with the exchange of certificates and cash for certificates of Grace Common Stock or Fresenius USA Common Stock.

     No dividends in respect of ADSs will be paid to any person holding a certificate representing Grace Common Stock or Fresenius USA Common Stock until such certificate is surrendered for exchange. Subject to the effect of applicable laws, following surrender of any such certificate by any holder thereof, other than a certificate representing shares as to which appraisal rights have been asserted, there will be paid to the holder of the ADS issued in exchange therefor, without interest, (a) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the ADSs represented thereby and not paid, less the amount of any withholding taxes which may be required thereon, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such surrender and a payment date subsequent to the time of such surrender payable with respect to the ADSs represented thereby, less the amount of any withholding taxes which may be required thereon. Upon the Effective Time, there will be no transfers on the transfer books of Grace or Fresenius USA of the shares of Grace Common Stock or Fresenius USA Common Stock that were outstanding immediately prior to the Effective Time, respectively.

     If any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by FNMC or Fresenius USA, as the case may be, the posting by such person of a bond in such reasonable amount as FNMC or Fresenius USA, as applicably may direct as indemnity against any claim that may be made against it with respect to such certificate, FNMC or Fresenius USA, as the case may be, will, in exchange for such lost, stolen or destroyed certificates, cause to be issued the ADSs and pay or cause to be paid the amounts deliverable in respect thereof pursuant to the Reorganization Agreement. None of FNMC, Fresenius AG, Fresenius USA, the Exchange Agent, Fresenius Medical Care, Grace Chemicals or New Grace shall be liable to any holder of Grace Common Stock or Fresenius USA Common Stock for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     The Exchange Agent, on behalf of FNMC or Fresenius USA, as the case may be, will be entitled to deduct and withhold from the consideration otherwise payable to any holder of Grace Common Stock or Fresenius USA Common Stock such amounts as may be required to be deducted and withheld with respect to the making of such payment under any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts will be treated as having been paid to the holder of the Grace Common Stock or Fresenius USA Common Stock in respect of which such deduction and withholding was made.

     No fractional ADSs will be issued in the Reorganization. In lieu of any such fractional shares, each person who would otherwise have been entitled to a fraction of an ADS will be paid an amount in cash (without interest) equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional ADSs issued. As soon as practicable following the Effective Time, the Exchange Agent will determine the excess of (a) the number of full ADSs delivered to the Exchange Agent over (b) the aggregate number of full ADSs to be distributed in respect of Grace Common Stock or Fresenius USA Common Stock (such excess being herein called the "Excess Shares"), and the Exchange Agent, as agent for the former holders of such shares, will sell the Excess Shares at the prevailing prices on the open market. The sale of the Excess Shares by the Exchange Agent will be executed on a public exchange through one or more firms and shall be executed in round lots to the extent practicable; and, at the discretion of the Exchange Agent, the Excess Shares may be exchanged for ADSs pursuant to the Deposit Agreement and such ADSs will be sold on the Exchange as aforesaid in lieu of the Excess Shares. Fresenius Medical Care will pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Shares. Until the net proceeds of such sale or sales have been distributed, the Exchange Agent will hold such proceeds in trust for such former stockholders (the "Fractional Securities Fund"). As soon as practicable after the determination of the amount of cash to be paid in lieu of any fractional interests, the Exchange Agent will make available such amounts to such former stockholders.

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

                       BUSINESS OF FRESENIUS MEDICAL CARE

GENERAL

     Fresenius Medical Care will be the world's largest integrated dialysis products and services company. Fresenius Medical Care will combine Fresenius Worldwide Dialysis, a leading international provider of dialysis products with a commitment to technological superiority and innovation, with NMC, a leading provider of dialysis services with a commitment to quality clinical treatment. Fresenius AG expects that the combination of these complementary businesses will allow it to develop and utilize more effectively its products and therapies and to gain significant advantages and efficiencies in the manufacture and distribution of dialysis products and the delivery of dialysis services on a worldwide basis. Through these strategies, Fresenius Medical Care hopes to improve the lives of dialysis patients, continue and accelerate its international growth, and create value for shareholders over the long term. Fresenius Medical Care will be a holding company, and all of its business will be conducted through direct and indirect operating subsidiaries. Following the Reorganization, each of FNMC and Fresenius USA will be wholly owned subsidiaries of Fresenius Medical Care, and Fresenius USA will continue to manufacture and distribute products for the treatment of ESRD in North America.

     Fresenius Medical Care's global operations will be organized in four regions: North America (in which 1995 sales were $2.14 billion on a pro forma basis); Europe/Africa/Middle East (in which 1995 sales were $660 million on a pro forma basis); Asia/Pacific (in which 1995 sales were $40 million on a pro forma basis); and South America (in which 1995 sales were $50 million on a pro forma basis).

     Fresenius Medical Care was originally incorporated as "Sterilpharma GmbH", a wholly owned subsidiary of Fresenius AG organized under German law. Sterilpharma GmbH's name has been changed to "Fresenius Medical Care GmbH," and, prior to the Reorganization, it will be converted into a German stock corporation (Aktiengesellschaft) and renamed "Fresenius Medical Care AG." Prior to the contribution of Fresenius Worldwide Dialysis by Fresenius AG, Fresenius Medical Care will have conducted no business for the preceding five years. After consummation of the Reorganization, Fresenius Medical Care will have its corporate headquarters at Borkenberg 14, 61440 Oberursel, Germany (near Frankfurt).

RENAL INDUSTRY OVERVIEW

  KIDNEY DISEASE AND TREATMENT MODALITIES

     A normally functioning human kidney removes waste products and excess water from the blood, preventing toxin buildup, eventual poisoning of the body and water overload. Chronic kidney disease is a progressive disease culminating in ESRD, which is characterized by the total and irreversible loss of kidney function. Chronic kidney disease can be caused by a number of conditions, primarily nephritis, inherited diseases, hypertension and diabetes. Nearly 60% of all people with ESRD acquire the disease as a complication of one or more of these primary conditions. However, a high percentage of kidney disease is caused by unknown factors. Unlike acute renal failure (a sudden interruption of kidney function caused by trauma, acute infection, blockage or other causes which are generally temporary and permit the kidneys to return to normal function in 40% to 60% of the cases after the failure is treated), ESRD cannot be reversed, and all those affected eventually require artificial dialysis or kidney transplantation.

     Since 1972, patients with ESRD in the U.S. have generally been entitled to Medicare benefits regardless of age or financial circumstances. Based on information published by HCFA, the number of patients in the U.S. who received chronic dialysis grew from approximately 66,000 in 1982 to approximately 187,000 at December 31, 1994. Fresenius Medical Care believes that, over the next five to ten years, the number of patients suffering from ESRD in the U.S. will continue to grow at approximately the same rate. According to data published by HCFA and the European Dialysis Transplantation Society, outside of the U.S., the number of chronic dialysis patients is growing at annual rates of 8% for patients receiving hemodialysis and 10% for patients receiving peritoneal dialysis. Total worldwide dialysis patients (including the U.S.) were estimated to exceed 700,000 in 1995. Fresenius Medical Care attributes the continuing growth in the number of dialysis patients principally to the aging of the general population, better treatment and survival of patients with

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

hypertension, diabetes and other illnesses that lead to ESRD, and increases in reimbursements for treatments in many countries. Moreover, improved technology has enabled older patients and those who previously could not tolerate dialysis due to other illnesses to benefit from this life-prolonging treatment.

     There are presently only two methods for the treatment of ESRD: dialysis and kidney transplantation. Transplants, although a viable form of treatment for some patients, are limited by the scarcity of compatible kidneys. Therefore, most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. There are two major dialysis modalities (i.e., methods of treatment) commonly in use today, hemodialysis and peritoneal dialysis. Generally, the method of treatment used by an ESRD patient is chosen by the physician in consultation with the patient, and is based on the patient's abilities, medical conditions and needs.

     Hemodialysis. Hemodialysis is the process by which waste products and excess fluids are removed from the blood extracorporeally. Hemodialysis is generally performed at a dialysis center or hospital. According to HCFA, as of December 31, 1994, hemodialysis patients represented 83% of all dialysis patients in the U.S. and, according to published reports, as of December 1994, approximately 85% of all dialysis patients worldwide.

     In hemodialysis, the blood flows outside the body by means of plastic tubes known as bloodlines into a specially designed filter -- a dialyzer -- which separates waste products and excess water from the blood by diffusion and ultrafiltration. In the dialyzer, which functions as an artificial kidney, the patient's blood flows past a semipermeable membrane, which is, in turn, surrounded by dialysis solution, the cleansing liquid. Toxic substances pass through the semipermeable membrane by diffusion. Through ultrafiltration, excess water and dissolved electrolytes also pass from the blood through the membrane into the dialysis solution. The dialysis solution carries away the waste products and excess water, and the cleansed blood is returned to the patient. The movement of the blood and dialysis solution is controlled by a hemodialysis machine, which pumps blood, adds anti-coagulants, regulates the purification process and controls the mixing of dialysis solution and the rate of its flow through the system. This machine may also monitor and record the patient's vital signs.

     Hemodialysis treatments are generally administered to a patient three times per week and typically last from two and one-half to four hours or longer. A hemodialysis patient must follow a restricted diet and take a variety of medications and vitamin supplements. Complications suffered by patients being treated by hemodialysis include anemia, malnutrition, fluid imbalance and calcium deficiency. In addition, because of the buildup of toxins and fluid in the blood on days in which no treatment occurs, a patient tends to feel worse on these days. However, hemodialysis is the only form of treatment (other than transplantation) currently available to patients who have very low residual or nonexistent renal function and are inadequately dialyzed using peritoneal dialysis.

     To permit close physician monitoring, patients with medical complications are sometimes hemodialyzed in the hospital. However, the majority of hemodialysis patients are referred to outpatient dialysis centers, such as those which will be operated by Fresenius Medical Care, where hemodialysis treatments are performed with the assistance of a nurse or dialysis technician under the general supervision of a physician. A small number of patients who have capable assistants and who undergo training are hemodialyzed at home.

     Peritoneal Dialysis. Peritoneal dialysis removes waste products from the blood by use of the peritoneum, the membrane lining covering the internal organs located in the abdominal area. Most peritoneal dialysis treatments are self-administered by patients in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis ("CAPD") or by a treatment introduced by Fresenius USA in 1980 known as continuous cycling peritoneal dialysis ("CCPD"). In both of these treatments, the patient has a catheter surgically implanted to provide access to the peritoneal cavity. Using this catheter, a sterile dialysis solution is introduced into the peritoneal cavity and the peritoneum operates as the dialyzing membrane.

     A typical CAPD peritoneal dialysis program involves the daily introduction and disposal of approximately eight liters of solution, two liters at a time. A patient using CAPD drains, by use of gravity, the dialysis solution then contained in his or her peritoneum into a disposable drainage bag at several points during the

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

day. A new solution bag is connected to the drainage set and the new solution fills the peritoneum by gravity. The patient then manually disconnects from the drainage tubing, caps the catheter and discards the waste solution and used drainage set. With CCPD the patient connects the implanted catheter to a disposable "cycler" tubing set that is connected to one or more bags containing a prescribed amount of sterile dialysis solution. A machine is used to "cycle" solution to and from the patient's peritoneum during sleep.

     In both CAPD and CCPD the patient undergoes dialysis daily, and typically does not experience the buildup of toxins and fluids experienced by hemodialysis patients on the days they are not treated. In addition, because the patient is not required to make frequent visits to a hemodialysis clinic, and because the solution exchanges can be accomplished at convenient (although more frequent) times, a patient on peritoneal dialysis may experience much less disruption to his or her life than a patient on hemodialysis. Peritoneal dialysis patients may also face fewer dietary and fluid intake restrictions than hemodialysis patients. Two aspects of peritoneal dialysis, however, limit its use as a long-term therapy for some patients. First, certain patients cannot effect sterile connections of the peritoneal dialysis tubing to the catheter, leading to excessive episodes of peritonitis, a bacterial infection of the peritoneum which can result in serious adverse health consequences, including death. Second, treatment by current forms of peritoneal dialysis may not be as effective in removing wastes and fluids as hemodialysis; therefore, patients using peritoneal dialysis must have some residual renal function (which may deteriorate over time) or the amount of therapy must be increased. As residual renal function decreases, peritoneal dialysis is less effective. Therefore, in general, ESRD patients require hemodialysis treatments for some period during the term of their disease.

     According to HCFA, as of December 31, 1994, there were approximately 2,600 outpatient dialysis centers in the U.S. Ownership of these centers is extremely fragmented; published reports estimate that approximately 36% are owned by multi-center providers, approximately 34% are physician-owned private treatment centers and approximately 30% are affiliated with hospitals. According to HCFA, as of December 31, 1994, approximately 82% of the dialysis patients in the U.S. received in-center hemodialysis treatment and approximately 18% were treated at home. Of those treated at home, more than 90% received peritoneal dialysis.

     Outside the U.S., ratios of patients using hemodialysis versus peritoneal dialysis vary significantly from country to country. Regionally, according to published reports, the percentages are as follows:

                                                                                 PERITONEAL
                                 AREA                           HEMODIALYSIS      DIALYSIS
        ------------------------------------------------------  ------------     ----------
        Western Europe........................................       84%             16%
        Japan.................................................       93               7
        Latin America.........................................       69              31
        Asia (excluding Japan)................................       78              22
        Other areas...........................................       90              10

     Alternative Therapies. The only generally recognized alternative treatment for ESRD is kidney transplantation. According to HCFA, an average of approximately 8,700 dialysis patients received kidney transplants annually in the U.S. during the period from 1989 through 1994. Although this option, when successful, may be the most desirable form of therapeutic intervention, the shortage of suitable donors of compatible kidneys limits the availability of this surgical procedure. Medical advances, including advances in the field of xenografting, which involves the use of animal organs for human transplantation, may ultimately lead to other treatment options for patients with ESRD, but such options are not expected to be available in the foreseeable future.

     New medical therapies that cure or mitigate the primary causative diseases linked to kidney failure could potentially reduce the ESRD patient population growth rate. Such new medical therapies include diet control, intensive diabetes therapy, improved control of hypertension, improved treatment of causative primary infections, pancreas transplants and techniques for widening blocked renal arteries. Fresenius Medical Care believes, however, that most of these therapies will only provide benefits over an extended time horizon and, therefore, will not significantly reduce the growth of the ESRD patient population in the near term.

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

STRATEGY1

     Following the Reorganization, Fresenius Medical Care will combine Fresenius Worldwide Dialysis' expertise in dialysis products with NMC's experience in dialysis services, with a commitment to providing high-quality patient care. By offering both innovative products and cost-effective services, Fresenius Medical Care believes that it will be well positioned to compete in the challenging health care environment. Key elements of Fresenius Medical Care's strategy will be to:

     - offer complete hemodialysis and peritoneal dialysis product lines;

     - extend Fresenius Worldwide Dialysis' position as a technology innovator in the dialysis products industry, utilizing NMC's expertise in patient treatment and its clinical data;

     - enhance production technologies, improve the efficiency of production processes, and expand international manufacturing operations;

     - expand Fresenius Worldwide Dialysis' current global market position in the products business;

     - provide high standards of patient care and quality in dialysis services, laboratory services and home health care;

     - enhance NMC's market position in the provider business through strategic expansion and acquisitions, particularly in those regions where Fresenius Worldwide Dialysis already maintains strong product sales and contacts; and

     - establish a presence for Fresenius Medical Care in selected new geographic markets through a fully integrated and market-tailored approach to dialysis treatment.

     In order to meet local customer preferences and adapt to differences in the health care systems of different countries, Fresenius Medical Care will be organized in four regions: North America, Europe/Africa/Middle East, Asia/Pacific and South America. It is intended that each region eventually will have a single chief executive officer responsible for all Fresenius Medical Care business in the region. It is intended that such business will be organized into three operating segments -- a hemodialysis business, a peritoneal dialysis business and a provider business, each with a single head. Marketing will also be organized on a regional basis, with global strategic marketing based in Germany. Fresenius Medical Care will facilitate the exchange of products, process technology and expertise among the regions.

  DIALYSIS PRODUCTS AND PRODUCTION

     Fresenius Medical Care intends to continue to offer Fresenius Worldwide Dialysis' broad and competitive hemodialysis and peritoneal dialysis product lines. These product lines enjoy broad market acceptance and enable customers to purchase all of their dialysis machines and disposable products from a single source. In particular, Fresenius Medical Care believes that Fresenius Worldwide Dialysis' leading hemodialysis product, the Fresenius Polysulfone(R) dialyzer, is the best-performing, mass-produced low-, medium- and high-flux dialyzer on the market. Fresenius AG was the first company to produce dialyzers in high volumes utilizing the polysulfone membrane and has over 12 years of experience in the production of polysulfone dialyzers. Polysulfone is widely regarded as being more biocompatible and higher performing than most commonly used alternative fibers. Fresenius Medical Care will also offer a variety of durable products, such as its modular hemodialysis machines, the components of which can be tailored to individual therapeutic practices and local preferences. Fresenius Medical Care also believes that it offers innovative systems for peritoneal dialysis treatments which can create further opportunities for growth in new and existing peritoneal dialysis markets.

- ---------------

1 The discussion under this "Strategy" section contains forward-looking statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events impacting Fresenius Medical Care, but no assurance can be given that such events will occur or that results will be as anticipated.

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

     Fresenius Medical Care's strategy will be to strengthen its technological leadership position in dialysis products through continued product development. For example, Fresenius Medical Care intends to introduce a non-polyvinyl chloride ("PVC") system for peritoneal dialysis and to develop new generations of hemodialysis machines offering improved physiological monitoring. See
"-- Business of Fresenius Worldwide Dialysis -- Fresenius Worldwide Dialysis Products."

     Fresenius Medical Care intends to continue to operate a state-of-the-art production facility for disposable dialysis products in St. Wendel, Germany (the "St. Wendel Facility"). The St. Wendel Facility is fully automated, achieving significant production efficiencies as well as a high level of quality control and reliability. In addition, the central research and development activities of Fresenius Worldwide Dialysis for disposable dialysis products will continue to be based at the St. Wendel Facility. Fresenius Medical Care believes that this proximity helps to integrate product research and development with manufacturing process engineering, and fosters continuous product and process innovation and cost reduction. Recent process innovations in the production of disposable dialysis products include the automation of steam sterilization and a new laser welding technology for producing non-PVC products. See "-- Business of Fresenius Worldwide Dialysis -- Fresenius Worldwide Dialysis Products." Fresenius Medical Care will continue to emphasize innovations in production process technology in order to reduce costs and improve product quality.

     Fresenius Medical Care plans to continue to develop and employ the know-how developed in the St. Wendel Facility in other plants for disposable products around the world. For example, Fresenius USA's plant in Ogden, Utah and the manufacturing facilities of Fresenius Worldwide Dialysis' joint ventures in Japan and Belarus are based on the St. Wendel Facility.

     Fresenius Medical Care intends to continue to produce and develop durable products such as dialysis machines and peritoneal dialysis cyclers at the Fresenius Worldwide Dialysis production facility in Schweinfurt, Germany (the "Schweinfurt Facility"). The centralization of the production of machine components at the Schweinfurt Facility creates production efficiencies. Components that need to be tailored to local preferences will be produced and assembled locally in facilities around the world. For servicing durable products, Fresenius Medical Care intends to build on the established international organization of Fresenius Worldwide Dialysis. The Schweinfurt Facility will provide training and education in equipment set-up, installation and calibration and will act as a support center for Fresenius Medical Care's regional service centers.

     Fresenius Medical Care plans to expand its international sales of dialysis products in new and existing markets. This strategy includes building new production facilities for disposable products in new and existing markets around the world by setting up additional subsidiaries and local sales forces and by entering into joint venture agreements with local partners. Fresenius Medical Care anticipates that it will continue to make capital expenditures for its dialysis products business at a level of magnitude comparable to the combined expenditures of Fresenius Worldwide Dialysis and MPG prior to the Reorganization, or approximately $400 to $500 million over the next five years. This expansion will be funded primarily from internally generated funds, as well as from Fresenius Medical Care's credit facilities and possible future debt and equity offerings.

  PROVIDER BUSINESS

     In its provider business, Fresenius Medical Care plans to continue to follow the basic principles that have guided NMC over the past two decades. These principles include: a commitment to high standards of clinical quality in the provision of health care services; identification and implementation of innovations and new management systems to control or reduce costs and enhance quality; growth through strategic expansion and acquisitions around the world; affiliation with leading health care practitioners and institutions; use of economies of scale and scope to achieve administrative efficiencies; and promotion of complementary products and services to achieve diversification as well as cost management and quality enhancement.

     In the dialysis services area, Fresenius Medical Care's strategy will be to expand further in the U.S. through the continued development of new dialysis centers and the acquisition of existing dialysis centers, thereby combining Fresenius USA's extensive relationships in the U.S. with NMC's experience, systems and resources over an expanded patient base. Outside the U.S., Fresenius Medical Care plans to expand its service

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

operations in Europe, South America and the Asia/Pacific region utilizing the global experience and contacts of both Fresenius Worldwide Dialysis and NMC.

     Worldwide, many dialysis centers that are potential acquisition or joint venture candidates of Fresenius Medical Care are owned by physicians. In the U.S., doctors may be motivated to sell their centers to obtain relief from day-to-day administrative responsibilities and changing governmental regulations, to focus on patient care and to realize a return on their investment. Outside of the U.S., doctors may be motivated to sell and/or enter into joint ventures or other relationships with Fresenius Medical Care to achieve the same goals and to gain a partner with extensive expertise in dialysis products and services. While price is typically the key factor in securing acquisitions, Fresenius Medical Care believes that it will be an attractive acquiror or partner to many dialysis center owners due to its reputation for patient treatment, its proprietary Patient Statistical Profile ("PSP") database (which contains clinical and demographic data on over 40,000 dialysis patients), its comprehensive clinical and administrative systems, manuals and policies and its ability to provide ancillary services for dialysis centers and patients and its reputation for technologically advanced products. Fresenius Medical Care believes that these factors will also be advantages in expanding by opening new centers. Fresenius Medical Care's ability to acquire existing centers and open new centers will depend, among other things, on Fresenius Medical Care's available financial resources. See "RISK
FACTORS -- Risks Relating to the Business of Fresenius Medical
Care -- Dependence on Acquisitions." Fresenius Medical Care anticipates that expenditures for expansion of its provider business will average approximately $200 million per year over the next five years and that such expenditures will be funded primarily from internally generated funds, as well as from Fresenius Medical Care's credit facilities and possible future debt and equity offerings.

     Fresenius Medical Care plans to expand its provider business to countries (other than Germany) where Fresenius Worldwide Dialysis currently has a strong position in product sales and where privately owned dialysis centers can be established. Additionally, Fresenius Medical Care plans to expand, on a selected basis, both its products and provider businesses to regions of the world where dialysis treatment currently is not yet universally available.

     Fresenius Medical Care's ability to expand internationally will be dependent, in large part, on the availability and level of local governmental support of dialysis treatment. In a limited number of countries, reimbursement rates are higher than in the U.S., and certain hemodialysis treatments, such as hemodiafiltration with high-flux membranes, are sometimes reimbursed at premium rates. In other countries, however, government payment or reimbursement rates for dialysis treatment are significantly lower than U.S. reimbursement rates. In addition, the legal and regulatory framework in certain countries may be more restrictive and cumbersome than in the U.S. International operations may also involve certain additional risks, including fluctuations in exchange rates and delays in payment. Fresenius Medical Care's management believes that its vertical integration will enable it to compete successfully in international markets.

     Fresenius Medical Care also believes that vertically integrated enterprises like Fresenius Medical Care will be able to realize efficiencies that may lower patient care costs and help it compete in a managed care environment. In the U.S., managed care exists in a variety of forms, ranging from traditional fee-for-service insurance with cost and utilization controls to capitation-based HMOs, which pay providers a fixed amount per member per month, with the provider bearing the risk of loss if the costs of services exceed the capitated payment. Fresenius Medical Care believes that its core strategic principles, particularly its commitment to maintaining clinical quality, cost management and control and to developing superior cost-effective products, are key elements in sustaining profitability in the face of the trend toward managed care. Fresenius Medical Care believes that its strengths in clinical data systems, its professional affiliations with broad networks of providers and institutions, extensive geographic market coverage in dialysis services and products and ongoing internal development of an integrated care capability should afford Fresenius Medical Care attractive partnering opportunities with managed care enterprises. Fresenius Medical Care believes that the vertical integration of Fresenius Medical Care will provide opportunities for cost savings that are essential to competing in a managed care environment. Fresenius Medical Care believes that these cost savings, together with NMC's extensive clinical information database and large dialysis center network, should allow Fresenius Medical Care to benefit from the trend toward managed care and may enable Fresenius Medical Care to improve patient care and therefore contain hospitalization and overall treatment costs of ESRD patients.

  INTEGRATION OF FRESENIUS WORLDWIDE DIALYSIS AND NMC

     In order to implement its strategic plans, management of Fresenius Medical Care has been reviewing and will continue to review the operations of Fresenius Worldwide Dialysis and NMC in order to achieve potential synergies, and will refine and implement plans regarding, among other things, the integration or combination of certain research and development efforts, production facilities and other operations of Fresenius Worldwide Dialysis and NMC. Management of Fresenius Medical Care also believes that economies of scale are realizable through sourcing efficiencies, coordination of manufacturing and distribution activities and rationalization and consolidation of corporate staffs and sales forces. In addition, some or all of the gross margin which would otherwise have gone to distributors will remain with Fresenius Medical Care in those countries where either of Fresenius Worldwide Dialysis or NMC previously used distributors and, following the Reorganization, will be able to use the sales organization of Fresenius Medical Care.

     Fresenius Medical Care management believes that new market opportunities may become available as a result of the Reorganization. In 1995, approximately 17% of all purchases of dialysis machines and related products by NMC in the U.S. were from Fresenius USA, the remainder were from other third-party producers. Management of Fresenius Medical Care believes that significant cost savings and economies of scale may be achieved in the future as a result of an increase in the percentage of Fresenius Worldwide Dialysis products purchased and used in NMC dialysis centers, without compromising the physician's freedom to prescribe as they choose, and a consolidation of their previously separate distribution networks. Furthermore, at December 31, 1995, approximately 85% of the centers operated by NMC were located in the United States and over 90% of NMC's revenues were generated in the United States. As previously discussed, management of Fresenius Medical Care believes that significant opportunities exist for Fresenius Medical Care to effect acquisitions and/or joint ventures through the combination of Fresenius Worldwide Dialysis' international presence with NMC's experience in operating dialysis centers. In addition, Fresenius Medical Care intends to make peritoneal dialysis available in NMC dialysis centers where currently only hemodialysis is offered.

     Vertical integration on the scale represented by Fresenius Medical Care has not been tried previously in the renal industry. Accordingly, there can be no assurance, that any of the foregoing potential synergies will be realized or that they will be material to Fresenius Medical Care. Furthermore, independent dialysis centers and those operated by other chains that are presently customers of Fresenius Worldwide Dialysis may elect to limit or terminate their purchases of Fresenius Medical Care dialysis products in order to avoid purchasing products manufactured by a competitor. Fresenius Medical Care believes that customers will continue to consider its long-term customer relationships and reputation for product quality in making product purchasing decisions and intends to compete vigorously for such customers.

                    BUSINESS OF FRESENIUS WORLDWIDE DIALYSIS

FRESENIUS AG

     Fresenius AG is a German corporation, listed on the Frankfurt, Dusseldorf and Munich stock exchanges, which develops, manufactures and distributes pharmaceuticals and medical systems products and services on a global basis. Fresenius AG conducts business in four operating divisions: Fresenius Worldwide Dialysis, Pharmaceuticals Division, Intensive Care and Diagnostics Division, and Project Business Division. The Pharmaceuticals Division manufactures and distributes, among other things, solutions for infusion therapy and enteral and parenteral nutrition, and specialty pharmaceuticals. The Intensive Care and Diagnostics Division manufactures and distributes products for hemotherapy and intensive medicine, diagnostic products, specialty membranes and transplantation medicine. Fresenius AG's Project Business Division, through its subsidiaries, Pharmaplan GmbH and Hospitalia GmbH, makes scientific and manufacturing know-how available for planning and construction of pharmaceutical and medical systems manufacturing facilities and for equipping of hospitals. For the year ended December 31, 1995, the sales of Fresenius Worldwide Dialysis represented 58% of Fresenius AG's consolidated sales. Fresenius AG's corporate headquarters are located in Oberursel, Germany (near Frankfurt).

     A majority of Fresenius AG's ordinary shares, nominal value DM 5 per share ("Fresenius AG Ordinary Shares") are held by the Else Kroner-Fresenius-Stiftung (the "Foundation"), a charitable foundation founded to promote medical science, particularly in the fields of research and treatment of diseases, and the education and training of physicians and other persons primarily engaged in dialysis. See "SECURITY OWNERSHIP" for more information regarding the Foundation.

FRESENIUS WORLDWIDE DIALYSIS

     Fresenius Worldwide Dialysis is the global dialysis business of Fresenius AG, including the business conducted through Fresenius USA. Based on 1995 revenues, Fresenius Worldwide Dialysis is currently the world's second largest manufacturer and distributor of equipment and related products for each of hemodialysis and peritoneal dialysis. Fresenius Worldwide Dialysis operates in Germany and in more than 20 other countries through 32 subsidiaries and joint ventures. Fresenius Worldwide Dialysis' products are sold in more than 100 countries. As of March 31, 1996, Fresenius Worldwide Dialysis also provided kidney dialysis treatment and related services at nine treatment centers located in Argentina, Brazil, Hungary, Italy and the United Kingdom.

     Fresenius Worldwide Dialysis manufactures a comprehensive line of renal dialysis equipment and related products for each of the hemodialysis and peritoneal dialysis markets. Such products include hemodialysis machines, peritoneal dialysis cyclers and related equipment, dialyzers, peritoneal dialysis solutions in flexible plastic bags, hemodialysis concentrates and solutions, granulate mixes, bloodlines, and disposable tubing assemblies and equipment for water treatment in dialysis centers. During 1995 and the three-month period ended March 31, 1996, hemodialysis machines and related disposable products accounted for 70.9% and 72.0% of Fresenius Worldwide Dialysis' total revenues, and revenues from peritoneal dialysis solutions and machines and equipment accounted for approximately 19.9% and 20.9% of total revenues. The balance of revenues, approximately 9.2% and 7.1%, respectively, primarily represents technical service. During 1995 and the three-month period ended March 31, 1996, 59.8% and 59.7%, respectively, of total Fresenius Worldwide Dialysis revenues were generated within Europe/Africa/Middle East (including 28.0% and 26.0%, respectively, generated in Germany), 33.8% and 34.3%, respectively, of total revenues were generated in North America by Fresenius USA, and the balance, 6.4% and 6.0%, respectively, of total revenues, was generated in other parts of the world.

     The combined financial statements of Fresenius Worldwide Dialysis contained elsewhere in this Joint Proxy Statement-Prospectus include Fresenius USA and, except as otherwise noted, the information set forth below with respect to Fresenius Worldwide Dialysis includes Fresenius USA. For information specific to Fresenius USA, see "-- Business of Fresenius USA."

     Fresenius Worldwide Dialysis began business with the distribution of dialysis machines and dialyzers made by other manufacturers in 1966. In 1977, Fresenius Worldwide Dialysis began the production of cuprophane dialyzers at the St. Wendel Facility and, in following years, began manufacturing the other elements of its product line. In 1978, Fresenius Worldwide Dialysis began the development of the polysulfone membrane for a new generation of dialyzers. These development efforts were realized in 1983, with the commencement by Fresenius Worldwide Dialysis of large-scale production of synthetic hollow-fiber polysulfone dialyzer membranes at the St. Wendel Facility. In Germany, Fresenius Worldwide Dialysis currently manufactures polysulfone membranes and dialyzers, bloodlines and peritoneal dialysis bags at the St. Wendel Facility and hemodialysis machines and peritoneal dialysis cyclers at the Schweinfurt Facility. Fresenius Worldwide Dialysis also has manufacturing and assembly facilities in North America, other parts of Europe, Asia and South America.

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

     The following table shows, for each of the past three years, Fresenius Worldwide Dialysis' total revenues by region:

                                                                                           THREE-MONTH PERIOD
                                              YEAR ENDED DECEMBER 31,                        ENDED MARCH 31,
                             ---------------------------------------------------------     -------------------
                                    1993                 1994               1995                  1996
                             -------------------   ----------------   ----------------     -------------------
                                TOTAL      % OF     TOTAL     % OF     TOTAL     % OF       TOTAL       % OF
                              REVENUES     TOTAL   REVENUES   TOTAL   REVENUES   TOTAL     REVENUES    TOTAL
                             -----------   -----   --------   -----   --------   -----     --------   --------
                                                          (DOLLARS IN THOUSANDS)
    Europe/Africa/Middle
      East.................   $ 384,874     63.0%  $426,033    59.2%  $535,755    59.8%    $140,285       59.7%
    North America..........     200,414     32.8    250,369    34.8    302,725    33.8       80,529       34.3
    South America..........      15,435      2.5     19,607     2.7     25,373     2.8        7,700        3.2
    Asia/Pacific...........      10,558      1.7     23,834     3.3     32,687     3.6        6,546        2.8
                               --------    -----   --------   -----   --------   -----     --------      -----
             Total.........   $ 611,281    100.0%  $719,843   100.0%  $896,540   100.0%    $235,060      100.0%
                               ========    =====   ========   =====   ========   =====     ========      =====

FRESENIUS WORLDWIDE DIALYSIS PRODUCTS

  OVERVIEW

     Fresenius Worldwide Dialysis' products include machines and related disposable products for hemodialysis and cyclers, solutions and related disposable products for peritoneal dialysis treatment. Fresenius Worldwide Dialysis' product catalogs contain over 3,000 different items. The following table shows, for each of the past three years, total revenues related to hemodialysis products, peritoneal dialysis products and other activities, principally technical service:

                                                                                           THREE-MONTH PERIOD
                                              YEAR ENDED DECEMBER 31,                        ENDED MARCH 31,
                             ---------------------------------------------------------     -------------------
                                    1993                 1994               1995                  1996
                             -------------------   ----------------   ----------------     -------------------
                                TOTAL      % OF     TOTAL     % OF     TOTAL     % OF       TOTAL       % OF
                              REVENUES     TOTAL   REVENUES   TOTAL   REVENUES   TOTAL     REVENUES    TOTAL
                             -----------   -----   --------   -----   --------   -----     --------   --------
                                                          (DOLLARS IN THOUSANDS)
    Hemodialysis
      Products.............   $ 429,071     70.2%  $504,850    70.1%  $636,000    70.9%    $169,228       72.0%
    Peritoneal Dialysis
      Products.............     130,929     21.4    153,422    21.3    178,307    19.9       49,197       20.9
    Other..................      51,281      8.4     61,571     8.6     82,233     9.2       16,635        7.1
                               --------    -----   --------   -----   --------   -----     --------      -----
             Total.........   $ 611,281    100.0%  $719,843   100.0%  $896,540   100.0%    $235,060      100.0%
                               ========    =====   ========   =====   ========   =====     ========      =====

  HEMODIALYSIS PRODUCTS

     Fresenius Worldwide Dialysis management believes that it is a leader in the hemodialysis product field and continually strives to extend and improve the capabilities of its hemodialysis systems to offer an advanced treatment mode at reasonable cost. Fresenius Worldwide Dialysis offers a comprehensive hemodialysis product line, consisting of hemodialysis machines, modular accessories for dialysis machines, polysulfone and cuprophane dialyzers, bloodlines, dialysis solutions and concentrates, fistula needles, connectors, devices for water treatment, data management systems, dialysis chairs, machines and supplies for the reuse of dialyzers and other similar supplies.

     Dialysis Machines. All Fresenius Worldwide Dialysis hemodialysis machines provide a unique volumetric dialysate balancing and ultrafiltration control system. This system, first developed and introduced by Fresenius AG in 1977, provides for the safe and more efficient use of highly permeable dialyzers. Fresenius Worldwide Dialysis hemodialysis machines are available in North America in Series 2008 models and, elsewhere, in both its Series 2008 and its newer Series 4008 models, which were introduced in 1992. Fresenius Worldwide Dialysis also provides machine upgrade kits to allow for advanced therapy modes, thus offering the customer maximum performance with highly permeable polysulfone dialyzers.

     Since 1990, Fresenius Worldwide Dialysis periodically has introduced "intelligent" modules for machines, which actively monitor and respond to selected biophysical patient parameters (such as body temperature, relative blood volume, electrolyte balances, and so forth). This concept, known as "physiological dialysis," permits hemodialysis treatments with lower incidence of a variety of intradialytic symptoms, which still occur frequently in standard hemodialysis. The modularity of Fresenius Worldwide Dialysis dialysis machines ensures that this modern technology can be applied to all Series 4008 machines and to many Series 2008 machines.

     All models in the newer Series 4008 comprise a sophisticated, microprocessor-controlled monitor in combination with an improved and extended version of the proven Fresenius AG hydraulic system, allowing for a high degree of treatment and service flexibility. Modular design allows Fresenius Worldwide Dialysis' machines to be upgraded by substituting modules instead of replacing the entire machine. Modular design also permits Fresenius Worldwide Dialysis to offer dialysis centers a broad range of options to meet specific patient or regional treatment requirements. The display panel can also be adapted using different modules to meet local language requirements. All machines have battery backup, permitting operation of the blood circuit and all protective systems for 15 to 20 minutes in the event of a power failure.

     Fresenius Worldwide Dialysis also offers a computer interface module (FINESSE), which performs on-line data collection during dialysis, automatic entry of nursing records at the bedside, and prescribed therapy monitoring and assessment. The FINESSE system allows a large number of hemodialysis machines and other peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to be hooked up to a standard personal computer ("PC") network. This system makes it possible to register automatically the various parameters of each individual dialysis treatment for documentation and billing purposes, as well as to analyze medium- and long-term trends to assess the quality of the treatment and the patient's health. This hardware system and the related software are further important factors enabling treatment in the hospital or center with Fresenius Worldwide Dialysis products to be individually adapted to the patient. FINESSE is designed as an "open" system to allow adaptability to new devices and future trends in PC development.

     Dialyzers. Most dialyzers sold by Fresenius Worldwide Dialysis use hollow fiber polysulfone membranes, a synthetic material. Fresenius Worldwide Dialysis developed the technology to mass-produce polysulfone dialyzers. Fresenius Medical Care believes that polysulfone has superior performance characteristics compared to other materials used in dialyzers, because polysulfone dialyzers are highly biocompatible and have greater clearing capacities for uremic toxins. Fresenius Worldwide Dialysis' polysulfone dialyzer line consists of a complete range of permeability (high, medium and low flux) to allow tailoring of the dialysis therapy to the individual patient. Fresenius Polysulfone(R) dialyzers are also available in an ultra-flux version for acute dialysis. While competitors of Fresenius Worldwide Dialysis currently sell polysulfone membranes in the market, Fresenius Worldwide Dialysis is the only manufacturer with more than 12 years' experience in applying the technology required to manufacture polysulfone membranes. Fresenius Worldwide Dialysis also manufactures cuprophane low-flux dialyzers. Dialyzer sales accounted for approximately 28% of Fresenius Worldwide Dialysis' revenues in each of 1995 and the three-month period ended March 31, 1996.

     Other Hemodialysis Products. Fresenius Worldwide Dialysis manufactures and distributes arterial, venous, single needle and pediatric bloodlines. Fresenius Worldwide Dialysis produces both liquid and dry dialysate concentrates. Liquid dialysate concentrate is mixed with purified water by the hemodialysis machine to produce dialysis solution, which is used in hemodialysis treatment to remove the waste products and excess water from the patient's blood. Dry concentrate, developed more recently, is less labor-intensive to use, requires less storage space and may be less prone to bacterial growth than liquid solutions. Fresenius Worldwide Dialysis also produces dialysis solutions in bags, including solutions for priming and rinsing hemodialysis bloodlines, as well as connection systems for central concentrate supplies and devices for mixing dialysis solutions and supplying them to hemodialysis machines. Other Fresenius Worldwide Dialysis products include solutions for disinfecting and decalcifying hemodialysis machines, fistula needles, hemodialysis catheters, and products for acute renal treatment.

     New Hemodialysis Products. Fresenius Worldwide Dialysis has recently developed the Acu-men(TM), a compact dialysis machine for use in acute dialysis therapy. This machine is used together with a self-contained disposable cartridge, the Acu-cart(TM), comprising a dialyzer, a blood pump and a dialysis fluid chamber, and includes a battery for operation during patient movement from the intensive care unit (where acute dialysis is generally commenced) to a patient's hospital room or ward. Fresenius Worldwide Dialysis expects to complete the regulatory compliance process in the fall of 1996 and to conduct a multi-center field evaluation prior to product launch in 1997. For a discussion of the regulatory steps necessary to bring new products to market in Europe, see "-- Regulatory and Legal Matters -- Product Regulation -- Non-U.S."

  PERITONEAL DIALYSIS PRODUCTS

     Fresenius Worldwide Dialysis offers a full product line for peritoneal dialysis patients. In 1995, approximately 80% of Fresenius Worldwide Dialysis' global peritoneal dialysis product sales represented sales of solutions; the balance comprised peritoneal dialysis systems and components. Fresenius Worldwide Dialysis' peritoneal dialysis products include peritoneal dialysis cycling machines for CCPD and disposable products for both CAPD and CCPD, such as tubing, sterile solutions and sterile kits to prepare patients for dialysis.

     CAPD Systems. Fresenius Worldwide Dialysis manufactures standard and specialized peritoneal dialysis solutions. Fresenius Worldwide Dialysis believes that its peritoneal solution products with Safe-Lock(R) connection systems offer significant advantages for CAPD and CCPD home patients, including ease of use and greater protection against touch contamination than other peritoneal dialysis systems presently available. The Safe-Lock(R) system involves the connection procedure of introducing and draining the dialysis solution into and from the abdominal cavity through the use of the same bag for introduction and drainage. To use Safe-Lock(R) products, a catheter that has been surgically implanted in the patient is fitted with one part of the Safe-Lock(R) connector, and the peritoneal dialysis solution bag and tubing are fitted with the other part of the Safe-Lock(R) connector. Fresenius Worldwide Dialysis also manufactures the A.N.D.Y. and A.N.D.Y. Plus systems (A Non-Disconnect Y-system). These are disposable double bag systems utilizing a special drainage bag and a snap-off Y-shaped piece that is connected to the Safe-Lock(R) connector at the catheter. A.N.D.Y. double bag systems further reduce possible entry of contaminants during peritoneal dialysis. Fresenius Worldwide Dialysis has recently developed a new Stay-Safe(TM) system which Fresenius Medical Care believes will offer additional improvements over the Safe-Lock(R) system. See "-- New Peritoneal Dialysis Products."

     Cyclers. Although CAPD is the predominant form of peritoneal dialysis therapy, Fresenius Worldwide Dialysis believes that CCPD therapy offers patients benefits over CAPD therapy for patients who need more therapy due to body size, ultrafiltration loss or any other reason. In a standard CAPD program, a patient undergoes four manual two-liter exchanges of peritoneal dialysis solution over a 24-hour period, with treatment occurring seven days per week. CAPD must be performed by the patient when he or she is awake. With CCPD therapy, peritoneal dialysis cyclers provide automated dialysis solution exchange. The cycler delivers a prescribed volume of dialysis solution into the peritoneal cavity through an implanted catheter, allows the solution to dwell for a specified time, and completes the process by draining the solution. Cycling may be performed by patients at home throughout the night while sleeping. CCPD delivers more effective therapy than CAPD due to the supine position of the patient during the night, higher volume exchanges and preferable cycle management. With nighttime cycling, the patient has complete daytime freedom, wearing only the surgically-implanted catheter and capping device. In addition, Fresenius Worldwide Dialysis believes that CCPD reduces the risk of peritonitis due to less frequent handling of the catheter.

     Fresenius USA introduced the first CCPD machine in 1980 and, in 1994, introduced a new variant on CCPD therapy, PD-Plus(R), that is now offered by Fresenius Worldwide Dialysis in Europe. See "-- Business of Fresenius
USA -- Fresenius USA Products -- Peritoneal Dialysis Products."

     Other Peritoneal Dialysis Products. Fresenius Worldwide Dialysis also manufactures and distributes pediatric treatment systems for administration of low volumes of dialysis solutions, assist devices to facilitate automated bag exchange for handicapped patients, catheters, catheter implantation instruments, silicon glue, Pack-PD (a computer program which analyzes patient and peritoneal characteristics to present a range of treatment options for individual therapies), disinfectants, adapters, and products to assist and enhance connector sterility. Fresenius Worldwide Dialysis also provides scientific and patient information products, including support materials, such as brochures, slides, videos, instructional posters and training manuals.

     New Peritoneal Dialysis Products. Fresenius Worldwide Dialysis has recently developed a new CAPD system, comprising tubing, connectors and a peritoneal dialysis double bag, together with the process technology for the manufacture of the system. The Fresenius Stay-Safe(TM) peritoneal dialysis system utilizes a single switching mechanism that replaces the three tubing clamps to control drainage of solution, flushing of tubes that connect solution bags to catheters and introduction of new solution. The control device also further reduces the possibility of catheter contamination during connection and disconnection by sealing the catheter access and surrounding the catheter adapter with a disinfectant solution.

     The entire Stay-Safe(TM) system is expected to be the first mass-produced PVC-free peritoneal dialysis system. The Stay-Safe(TM)system is made with Biofine(TM), a new foil developed by Fresenius AG and manufactured from multi-layered polyolefins. Fresenius Worldwide Dialysis management believes that the use of Biofine(TM) offers substantial advantages over PVC, which is currently in use. Biofine(TM) provides higher biocompatibility because it contains no plasticisers, which are known to leach into solutions. In addition, it is less gas permeable and interacts less with peritoneal dialysis solutions, thereby permitting a wider range of solutions (including bicarbonates) to be administered to peritoneal dialysis patients. Biofine(TM) foils may be disposed of with less harm to the environment than foils made with PVC because they require less material and, when burned, release only harmless carbon dioxide and water, and no Dioxine or Furane, as do foils made with PVC. Fresenius AG's management believes this will make its products more attractive, especially in Europe, where the disposal of PVC materials is heavily regulated.

     European regulatory filings have been made in various countries for Biofine(TM). See "--Regulatory and Legal Matters -- Product
Regulation -- Non-U.S." Following the conclusion of clinical trials and regulatory approval for Biofine(TM) materials, Fresenius Worldwide Dialysis expects to introduce its new peritoneal dialysis products featuring the Stay-Safe(TM) system in Europe. Thereafter, Fresenius Worldwide Dialysis expects to seek regulatory approval for these products in the U.S. Such approval is anticipated to take at least five years to obtain.

MARKETING, DISTRIBUTION AND SERVICE

     Most of Fresenius Worldwide Dialysis' products are sold to hospitals, clinics and specialized treatment centers. Fresenius Worldwide Dialysis' sales and marketing operations are coordinated through separate strategic marketing centers for hemodialysis products and for peritoneal dialysis products, each based in Oberursel, Germany, which formulate global marketing strategies emphasizing therapy and product development. Regional marketing centers for hemodialysis products and for peritoneal dialysis products develop and implement regional marketing strategies and provide product management, training and support for local marketing offices. In addition to direct customer calls and advertising, Fresenius Worldwide Dialysis also sponsors medical conferences and scientific symposia as a means for disseminating product information.

     With its comprehensive product line and years of experience in dialysis, Fresenius Worldwide Dialysis believes that it has been able to establish and maintain very close relationships with its clinic customer base on a global basis. Close interaction among Fresenius Worldwide Dialysis' sales force and research and development personnel enables concepts and ideas that develop in the field to be considered and integrated into product development.

     In Fresenius Worldwide Dialysis' basic distribution system, products are shipped from factories to central warehouses which are frequently located near the factories. From this central warehouse, peritoneal dialysis products are distributed to regional warehouses, from which the product is distributed to the patient at home, and hemodialysis products are shipped directly to dialysis centers and other customers. All products are sold by local sales forces, independent distributors, dealers and sales agents.

     Fresenius Worldwide Dialysis offers customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance, and warranty regulation for

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

each country in which it sells dialysis products. In its main training and education center at the Schweinfurt Facility, Fresenius Worldwide Dialysis performed 62 training sessions for 300 technicians from 50 countries around the world in 1995. Additionally, in 1995 and 1996, Fresenius Worldwide Dialysis organized regional service centers which are now responsible for day-to-day international service support. The Schweinfurt Facility also provides training and acts as a backup for the regional service centers. Fresenius Worldwide Dialysis management believes its service organizations have a reputation for reliability and high quality service. Fresenius Worldwide Dialysis employs more than 250 employees worldwide, including approximately 150 customer service engineers, to serve its installed base of hemodialysis machines. In addition, Fresenius Worldwide Dialysis provides technical training to employees of hospitals and other health care providers in the use of Fresenius Worldwide Dialysis products.

MANUFACTURING OPERATIONS AND SOURCES OF SUPPLY

     Fresenius Worldwide Dialysis operates a state-of-the-art production facility for disposable products at the St. Wendel Facility. More than 71% of all dialyzers containing the Fresenius Polysulfone(R) membrane produced worldwide were manufactured at the St. Wendel Facility in 1995 (67% in the three-month period ended March 31, 1996). Fresenius Worldwide Dialysis has invested significantly in developing proprietary processes, technologies and manufacturing equipment which Fresenius Worldwide Dialysis believes provide a competitive advantage in the manufacture of its products. Fresenius Medical Care intends to use the St. Wendel Facility as a center of competence for development and manufacturing and to implement similar technologies at its other facilities. See "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG -- Real Property Lease." In addition to the St. Wendel Facility, Fresenius Worldwide Dialysis' dialyzers and polysulfone membranes are produced in Ogden, Utah, and by joint ventures in Belarus and Japan. Cuprophane dialyzers are manufactured at a plant in France.

     Fresenius Worldwide Dialysis develops and manufactures hemodialysis machines in the Schweinfurt Facility, and also in Walnut Creek, California, and maintains facilities in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for the testing and calibration of dialysis machines manufactured or assembled elsewhere. Fresenius Worldwide Dialysis manufactures peritoneal dialysis cyclers in Germany (Schweinfurt), the U.S. (Walnut Creek, California) and France. Peritoneal dialysis solutions are manufactured in Germany (St. Wendel), the U.S. (Ogden, Utah), Brazil, Spain, and England. Hemodialysis bloodlines and peritoneal dialysis tubing sets are manufactured in Germany (St. Wendel), Belarus, France and Italy. Fresenius Worldwide Dialysis also manufactures hemodialysis concentrates and solutions in Germany, the U.S., Austria, Australia, France and Great Britain and hemodialysis concentrates and peritoneal dialysis solutions at a facility in Brazil. The facilities in Austria, Brazil, France (Sevres), and Great Britain are predominantly used by Fresenius AG's Pharmaceuticals Division. Following the Reorganization, the facilities predominately used by Fresenius AG's Pharmaceuticals Division will remain with Fresenius AG, and Fresenius Medical Care will enter into the Supply Agreements with Fresenius AG for the products used by Fresenius Worldwide Dialysis that are produced at these facilities. For a description of the terms of these supply contracts, see "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG -- Supply Agreements."

     Raw materials essential to Fresenius Worldwide Dialysis' business are purchased worldwide from numerous suppliers and no serious shortages or delays in obtaining raw materials have been encountered. To assure continuous high quality, Fresenius Worldwide Dialysis has single supplier agreements for many of its polymers, including polysulfone, polyvinylpyrrolidone, and polyurethane for dialyzer production and for polypropylene for polyolefin resins used to produce Biofine(TM). Wherever single supplier agreements exist, an alternative supplier is available whose material has already been tested in manufacturing processes and, Fresenius Medical Care management believes, can be introduced without major delays. However, use of raw materials obtained from alternative suppliers could cause costs to rise due to necessary adjustments in the production process.

     Each step in the manufacture of Fresenius Worldwide Dialysis' products, from the initial processing of raw materials through the final packaging of the completed product, is carried out under controlled quality assurance procedures required by law and under GMP, as well as under comprehensive quality management systems, such as the internationally recognized ISO 9000-9004 standards, which are mandated by regulatory authorities in the countries in which Fresenius Worldwide Dialysis operates. In addition, the St. Wendel Facility periodically undergoes FDA inspection. The St. Wendel Facility was last inspected in December 1992 and no adverse findings were made.

     Incoming raw materials for solutions are subjected to infrared, ultraviolet and physical and chemical analyses to assure quality and consistency. During the production cycle, sampling and testing are performed in accordance with established quality assurance procedures. Pressure, temperature and time for various processes are monitored to assure consistency of semifinished goods. Environmental conditions are monitored to assure that particulate and bacteriological levels do not exceed specified maximums. Sampling and testing are done in accordance with physical and chemical procedures required to insure sterility, safety and potency of finished products. Fresenius Worldwide Dialysis maintains continuing quality control and GMP education and training programs for its employees. See "-- Regulatory and Legal Matters."

INTERNATIONAL DEVELOPMENT

     In 1971, Fresenius AG founded its first non-German subsidiaries in France and Switzerland, and, between 1976 and 1995, subsidiaries were established or acquired in Austria, Australia, Spain, Brazil, the Netherlands, Great Britain, Hungary, Russia, Italy, the Czech Republic, Belgium, Portugal, Japan, Argentina and Colombia. In 1985, Fresenius AG commenced distribution of hemodialysis machines and other hemodialysis products in the U.S. through a wholly owned subsidiary and, in 1987, Fresenius AG acquired effective control of Fresenius USA. See "-- Business of Fresenius USA -- History." In 1987, Fresenius AG also acquired Laboratories SMAD, a French company based in L'Arbresle (near Lyon).

     In 1989, Fresenius AG formed a joint venture in Borisov, Belarus with the Borisov Collective Combine for the production of disposable dialysis products for global sale. Fresenius AG holds a 21.7% stake in this venture. In 1990, Fresenius AG entered into a 50/50 joint venture with Kawasumi of Japan to produce (in Kyushyu, Japan) and sell polysulfone dialyzers for the Japanese market.

     In 1994, Fresenius AG formed Ningbo Fresenius Medical Equipment Co. Ltd., a joint venture in China, in which Fresenius AG holds an 80% share. Plans for this venture, while still under development, include assembly of filters and manufacture of bloodlines. In the same year, Fresenius AG founded the joint venture Fresenius Tunisie S.A., in which Fresenius AG has a 51% beneficial ownership interest, which will initially manufacture hemodialysis and irrigation solutions in Tunisia. Fresenius AG also acquired a 39% share of Medical Dialyzer Corporation Ltd. in Jeddah, Saudi Arabia, thereby extending Fresenius AG's distribution capabilities in the Middle East.

     The subsidiaries and joint venture interests described above are all included in Fresenius Worldwide Dialysis. Certain of the joint venture agreements referred to above require the consent of the other party for a transfer of the joint venture interest to Fresenius Medical Care. Consents with respect to the joint ventures in Japan, Belarus, China, Saudi Arabia and Tunisia have been obtained. Certain of Fresenius Worldwide Dialysis' joint venture agreements include non-competition clauses applicable during the term of, and for a specific period after termination of, the joint venture and provide the parties with first refusal rights in connection with the transfer of interests in the venture.

RESEARCH AND DEVELOPMENT

     Current research and development activities of Fresenius Worldwide Dialysis are strongly focused on the development of new products, technologies and treatment concepts to optimize the quality of treatment for dialysis patients, and on process technology for the manufacture of Fresenius Worldwide Dialysis products. Research and development is conducted through the Innovation & Technology Group which is divided into hemodialysis and peritoneal dialysis segments. These units work closely with the respective marketing and medical departments in each dialysis segment.

     In addition to the Stay-Safe(TM) system described under "-- Fresenius Worldwide Dialysis Products -- Peritoneal Dialysis Products -- New Peritoneal Dialysis Products," recent innovations include the

PD-NIGHT(TM) cycler, which has been developed for overnight cycling peritoneal dialysis treatments. Clinical trials have commenced for various peritoneal dialysis solutions with new compounds. Additional developments include various hemodialysis machine modules which will allow the continuous measurement and control of dialysis dosage during treatment.

     Fresenius Worldwide Dialysis employs approximately 130 persons in research and development (including medical doctors, engineers, technicians and research scientists), and conducts its activities at three locations in Germany (at the St. Wendel Facility, the Schweinfurt Facility and the Bad Homburg facility), and in Walnut Creek, California. Fresenius Worldwide Dialysis' research and development expenses were $17.3 million, $16.9 million and $15.9 million in 1995, 1994 and 1993, respectively and $3.6 million and $3.3 million for the three-month periods ended March 31, 1996 and 1995, respectively.

     Fresenius Worldwide Dialysis seeks to maintain its profile in scientific circles through articles in scientific and medical journals, participation in academic symposia, relationships with scientists and physicians in relevant fields and the organization of scientific meetings and workshops. Fresenius Worldwide Dialysis also establishes scientific advisory boards and works with medical and other consultants.

PATENTS, TRADEMARKS AND LICENSES

     As the owner of or licensee under patents and trademarks throughout the world, Fresenius AG holds rights under more than 600 patents and patent applications relating to dialysis technology in major markets. Patented technologies of Fresenius AG that relate to dialyzers include Fresenius Worldwide Dialysis' polysulfone hollow fiber, Fresenius Worldwide Dialysis' in-line sterilization method, and sterile closures for in-line sterilized medical devices. For dialysis machines, Fresenius AG patents include the process for volumetric mixing of concentrate with water, the location for a filter device for sterile filtering dialysate in the dialysis machine circuit, and conductivity sensor devices and a mathematical algorithm for using such devices. Pending patents include the safety concept for the control of the ultrafiltration rate in a dialysis machine used for high flux dialysis and the connector system for the Fresenius Worldwide Dialysis' biBag(TM) bicarbonate concentrate powder container.

     For peritoneal dialysis, Fresenius AG holds patents on the Safe-Lock(R) system, the double bag for bicarbonate peritoneal dialysis solution, and its orientation of the two compartments. Pending patents include non-PVC film (Biofine(TM)) for general use in intravenous and peritoneal dialysis applications and a special film for a peelable, non-PVC double bag for peritoneal dialysis solutions. In connection with the Reorganization, Fresenius Medical Care and its subsidiaries will acquire or license all intellectual property rights of Fresenius AG relating to Fresenius Worldwide Dialysis. See "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG -- Trademarks" and "-- Other Intellectual Property" for a summary of the terms of the licensing arrangements.

     The patent family covering Fresenius Polysulfone(R) high flux membranes has been subject to opposition by competitors in Europe and Japan. While Fresenius AG believes that these patents are valid in the relevant jurisdictions, a successful opposition could have a material adverse effect on Fresenius Medical Care.

     Fresenius AG believes that the success of Fresenius Worldwide Dialysis will depend, in large part, on its technology. While Fresenius Worldwide Dialysis, as a standard practice, obtains such legal protections it believes are appropriate for its intellectual property, such intellectual property is subject to infringement or invalidation claims. In addition, technological developments in ESRD therapy could reduce the value of Fresenius Worldwide Dialysis' existing intellectual property, which reduction could be rapid and unanticipated.

COMPETITION

     The markets in which Fresenius Worldwide Dialysis sells its products are highly competitive. Among Fresenius Worldwide Dialysis' competitors in the sale of hemodialysis and peritoneal dialysis products are CGH Medical (an affiliate of Gambro AB), Baxter, Althin CD Medical, Inc., NMC, Asahi Medical Co., Ltd., Bellco S.p.A. (a subsidiary of Sorin Biomedica S.p.A.), Bieffe Medital S.p.A., Braun Melsungen AG,

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

Nissho Corporation (including Nissho Nipro Corporation Ltd.), Nikkiso Co., Ltd., Terumo Medical Corporation and Toray Medical Co., Ltd. Some of Fresenius Worldwide Dialysis' competitors possess greater financial, marketing and research and development resources than Fresenius Worldwide Dialysis.

     Fresenius Worldwide Dialysis believes that in the dialysis product market, companies compete primarily on the basis of product performance, cost-effectiveness, reliability, assurance of supply and service and continued technological innovation. Fresenius Worldwide Dialysis believes its products are highly competitive in all of these areas.

EMPLOYEES

     At March 31, 1996, Fresenius Worldwide Dialysis employed approximately 4,360 people worldwide, of whom approximately 1,900 were employed in Germany, approximately 1,660 were employed in the U.S. and approximately 800 were employed in other countries. Fresenius AG is a member of the Chemical Industry Employers Association in Germany and is bound by an industry-wide employment agreement negotiated with union representatives in that industry. Fresenius AG is also a party to additional labor agreements negotiated with works councils at individual facilities relating to those facilities. Management believes that Fresenius Worldwide Dialysis' relations with its employees are good.

PROPERTIES

     The table below describes Fresenius Worldwide Dialysis' principal facilities as of the date hereof, other than those of Fresenius USA. The land and buildings comprising Fresenius Worldwide Dialysis' principal facilities in Germany will not be acquired by Fresenius Medical Care, but, rather, will be leased by Fresenius AG or a Fresenius AG affiliate to Fresenius Medical Care or a Fresenius Medical Care affiliate. For a description of the terms of this lease see "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG." For information relating to the principal facilities of Fresenius USA, see "-- Business of Fresenius USA -- Properties."

                                                     CURRENTLY
                                                       OWNED
                                  FLOOR AREA         OR LEASED
                                 (APPROXIMATE       BY FRESENIUS
           LOCATION             SQUARE METERS)           AG                        USE
- ------------------------------  --------------     --------------    -------------------------------
Oberursel, Germany............        6,629            owned         Corporate headquarters and
                                      4,193        99-year lease     administration.
St. Wendel, Germany...........      100,543            owned         Manufacture of polysulfone
                                                                     membranes and dialyzers, blood
                                                                     lines, and peritoneal dialysis
                                                                     solutions; research and
                                                                     development.
Schweinfurt, Germany..........       32,496            owned         Manufacture of hemodialysis
                                                                     machines and peritoneal
                                                                     dialysis cyclers; research and
                                                                     development.
L'Arbresle, France............       57,290            owned         Manufacture of cuprophane
                                                                     dialyzers and special filters,
                                                                     dry hemodialysis concentrates
                                                                     and bloodlines.
Saumur, France................       10,000            owned         Assembly of peritoneal dialysis
                                                                     cyclers and manufacturing of
                                                                     components.

                                                     CURRENTLY
                                                       OWNED
                                  FLOOR AREA         OR LEASED
                                 (APPROXIMATE       BY FRESENIUS
           LOCATION             SQUARE METERS)           AG                        USE
- ------------------------------  --------------     --------------    -------------------------------
Kyushyu, Japan................       24,083            owned         Manufacture of polysulfone
  (Owned by a joint venture                                          membranes and dialyzers,
  50% owned by Fresenius AG)                                         dialysis solutions, dialysis
                                                                     machine components and assembly
                                                                     of dialysis machines.
Palazzo Pignano, Italy........       66,550            owned         Manufacture of bloodlines and
                                                                     tubing.

LITIGATION

     In the ordinary course of business, Fresenius Worldwide Dialysis asserts claims against others and defends claims asserted by others against it. Fresenius Worldwide Dialysis believes that its obligations, if any, with respect to all of such claims will not have a material adverse effect on the financial position or results of operations of Fresenius Worldwide Dialysis.

     Fresenius Worldwide Dialysis' insurance is currently provided through the insurance program of Fresenius AG. The insurance coverage is maintained with third-party carriers and selected as part of a comprehensive risk management process, involving risk analysis and risk minimization. Fresenius Worldwide Dialysis maintains insurance which Fresenius AG management believes is adequate for the risks involved. In addition to local policies which meet local needs and characteristics, international policies cover those risks which could threaten the existence of Fresenius Worldwide Dialysis. Special focus in this context is directed at coverage which relates to product liability, property damage, pollution and business income.

                           BUSINESS OF FRESENIUS USA

FRESENIUS USA

     Fresenius USA manufactures and distributes equipment and disposable products for the treatment of kidney failure by hemodialysis and by peritoneal dialysis. Fresenius USA offers a full line of hemodialysis machines, peritoneal dialysis cyclers and disposable products. Fresenius USA has exclusive North American distribution rights for Fresenius Worldwide Dialysis' products.

     On February 24, 1993, Fresenius USA acquired the renal dialysis business (other than the Calcijex(R) product line and certain other excluded assets) of Abbott in the U.S., Australia and New Zealand (the "Abbott Acquisition"). Among other things, the Abbott Acquisition gave Fresenius USA rights in and access to Abbott's patents, trademarks, know-how, manufacturing technology and other intangible rights and property used by Abbott in the renal dialysis business. Abbott also agreed to manufacture certain peritoneal dialysis products for Fresenius USA for five years, after which time Fresenius USA intends to manufacture these products itself. With the Abbott Acquisition, Fresenius USA obtained rights to peritoneal dialysis products utilizing connection systems that are compatible with those of Baxter, its primary competitor, thereby enhancing the breadth and marketability of Fresenius USA's peritoneal dialysis product line and giving Fresenius USA a larger base of potential peritoneal dialysis patients. As a result of the Abbott Acquisition, Fresenius USA became the second largest producer and supplier of peritoneal dialysis products in the U.S.

     In 1995, Fresenius USA completed the expansion of its plant in Ogden, Utah (modeled on the St. Wendel Facility) and commenced production of polysulfone dialyzers (previously purchased by Fresenius USA exclusively from Fresenius AG). Fresenius USA intends to utilize this plant's expanded capacity further to include the production of certain additional peritoneal dialysis products (currently manufactured for Fresenius USA by Abbott) and the plastic film used in the manufacture of Fresenius USA's peritoneal dialysis solution plastic bags (currently imported from The Netherlands). This expansion reflects the increasing globalization of Fresenius Medical Care's manufacturing activities. See "-- Strategy." The management of Fresenius USA believes that this expansion also will help to integrate Fresenius USA's manufacturing processes vertically and thereby enable Fresenius USA to become less dependent on other manufacturers, and, in the case of the polysulfone dialyzers and the plastic film, to reduce significantly the pricing, allocation and currency risks to which Fresenius USA is currently subject.

HISTORY

     Fresenius USA comprises the combined operations of two businesses, which have been owned or effectively controlled by Fresenius AG since October 1987, and the assets of which were formally combined on December 31, 1991. One was Fresenius USA itself which, prior to December 31, 1991, operated under the name Delmed, Inc. ("Delmed") and manufactured peritoneal dialysis solutions and systems. The other was Fresenius U.S.A., Inc., a California corporation ("Old FUSA") and a wholly owned subsidiary of Fresenius AG, which engaged in the manufacture and sale of hemodialysis machines and related equipment and supplies.

     In October 1987, Fresenius AG acquired effective control of Delmed by purchasing Delmed's Series F Series Preferred Stock and certain other securities of Delmed, such that Fresenius AG then beneficially owned approximately 49% of Delmed's outstanding common stock. Following this acquisition, Delmed continued to operate independently of Old FUSA, with NMC as its exclusive distributor. The exclusive distribution arrangement between Delmed and NMC expired in March 1990 and, in April 1990, Old FUSA began to act as the exclusive distributor of Delmed's peritoneal dialysis products. During 1990 and 1991, Old FUSA made significant expenditures to establish a sales and distribution network for Delmed's peritoneal dialysis products. On December 30, 1991, Delmed changed its name to "Fresenius USA, Inc." and effected a one-for-ten reverse split of its common stock. Effective December 31, 1991, Fresenius USA acquired substantially all of Old FUSA's assets, which included the exclusive North American distribution rights for certain Fresenius AG products and the distribution network for Delmed's peritoneal dialysis products established by Old FUSA, subject to substantially all of Old FUSA's liabilities. These transactions resulted in an increase in Fresenius AG's beneficial ownership of Fresenius USA Common Stock to approximately 80%. A public offering by Fresenius USA of Fresenius USA Common Stock in 1994 reduced Fresenius AG's beneficial ownership to approximately 71%.

FRESENIUS USA PRODUCTS

  OVERVIEW

     Fresenius USA's products include machines and related disposables for hemodialysis and peritoneal dialysis treatment of ESRD. Fresenius USA's product catalogs contain over 2,500 different items. The following table shows, for each of the past three years and the three month period ended March 31, 1996, total revenues related to hemodialysis products and peritoneal dialysis products, as well as total revenues related to all other products:

                                                                                           THREE MONTHS
                                           YEAR ENDED DECEMBER 31,                        ENDED MARCH 31,
                         -----------------------------------------------------------    -------------------
                               1993                 1994                 1995                  1996
                         -----------------    -----------------    -----------------    -------------------
                          TOTAL      % OF      TOTAL      % OF      TOTAL      % OF      TOTAL        % OF
                         REVENUES    TOTAL    REVENUES    TOTAL    REVENUES    TOTAL    REVENUES      TOTAL
                         --------    -----    --------    -----    --------    -----    --------      -----
                                                       (DOLLARS IN THOUSANDS)
Hemodialysis...........  $134,117      65%    $170,579      67%    $206,875      68%    $ 55,706        69%
Peritoneal
  Dialysis(1)..........    65,073      32       77,331      30       89,561      29       23,038        28
Other Products.........     6,770       3        6,434       3        8,528       3        2,318         3
                         --------     ---     --------     ---     --------     ---     --------       ---
          Total........  $205,960     100%    $254,344     100%    $304,964     100%    $ 81,062       100%
                         ========     ===     ========     ===     ========     ===     ========       ===

- ---------------
(1) On February 24, 1993, Fresenius USA consummated the Abbott Acquisition, which is included in the above figures only from and after this date. If the Abbott Acquisition had occurred on January 1, 1993, Fresenius USA's pro forma total revenues from peritoneal dialysis in 1993 would have been $69.8 million.

  HEMODIALYSIS PRODUCTS

     Fresenius USA offers a full line of products for hemodialysis, consisting of: four different hemodialysis machines; high, medium and low flux dialyzers; bloodlines; dialysis solutions and concentrates; needles, connectors and other similar supplies; and machines and supplies for the reuse of dialyzers.

     Fresenius USA assembles, tests and calibrates hemodialysis machines and sells these machines in the U.S., Canada and Mexico. Components for these machines are purchased from Fresenius AG and other vendors. Hemodialysis machines sold by Fresenius USA employ the same modular design as the Fresenius Worldwide Dialysis dialysis machines described under "-- Business of Fresenius Worldwide Dialysis -- Fresenius Worldwide Dialysis Products -- Hemodialysis Products," but are tailored to local markets. Fresenius USA has extended the Fresenius Series 2008 hemodialysis machines for the North American market through development of the model 2008H, which combines the reliable hydraulic system of the Series 2008 with electronic systems developed by Fresenius USA. Fresenius USA's hemodialysis machines are capable of operating with dialyzers manufactured by all manufacturers, and are compatible with a wide variety of bloodlines and dialysis solutions.

     All dialyzers produced by Fresenius USA use hollow fiber polysulfone membranes. Fresenius USA's polysulfone dialyzer line consists of a complete range of permeability (high, medium and low flux) to allow tailoring of the dialysis therapy to the individual patient. Until 1995, all polysulfone dialyzers sold by Fresenius USA were manufactured by Fresenius AG in Germany. Fresenius USA commenced manufacturing of certain polysulfone dialyzers at its plant in Ogden, Utah in August, 1995, but plans to continue to import certain dialyzers manufactured in Germany.

     Fresenius USA distributes disposable bloodlines which carry a hemodialysis patient's blood from the patient to the hemodialysis machine and dialyzer and then back to the patient. These bloodlines are manufactured abroad by a third party. Fresenius USA produces both liquid and dry dialysate concentrate.

     Fresenius USA also sells dialyzer reuse and rinse machines manufactured by Fresenius USA for Seratronics, Inc. ("Seratronics"). These machines cleanse dialyzers after dialysis, permitting multiple usage for the same patient before disposal of the dialyzer. The Seratronics machines facilitate the reuse of disposable dialyzers and, therefore, permit hemodialysis providers to reduce operating costs. The reuse business of Seratronics is managed by Fresenius USA.

  PERITONEAL DIALYSIS PRODUCTS

     Fresenius USA offers a full product line for peritoneal dialysis patients. Fresenius USA's peritoneal dialysis products include four different peritoneal dialysis cycling machines for CCPD and more than 90 disposable products for both CAPD and CCPD, such as tubing, sterile solutions and sterile kits to prepare patients for dialysis.

     Fresenius USA believes that its Delflex(R) solution products with Safe-Lock(R) connectors offer significant advantages for CAPD and CCPD home patients, including ease of use and greater protection against touch contamination than other peritoneal dialysis systems. The Inpersol(R) line of peritoneal dialysis products acquired from Abbott is interchangeable and competitive with the peritoneal dialysis products offered by Baxter, Fresenius USA's major competitor in this field. Therefore, the addition of the Inpersol(R) product line to Fresenius USA's other products enables Fresenius USA to expand the potential customer base for which it competes, because Fresenius USA now supplies peritoneal dialysis products usable by all peritoneal dialysis patients in the U.S.

     In March 1996, Fresenius USA received FDA approval of its new Premier twin bag CAPD system. This system comprises a single product, the Delflex(R) solution bag and the tubing and drainage set necessary for CAPD exchanges. The Premier bag system also utilizes Safe-Lock(R) connectors and, because fewer connections are required, may help to reduce patient complications associated with peritoneal dialysis therapy. The Premier bag system also includes new fill volumes which offer the physician the ability to prescribe larger dosages without requiring the patient to do more exchanges during the day. Fresenius USA expects to begin its market launch of the Premier twin bag system during July 1996.

     Fresenius USA introduced the first CCPD machine in 1980. Fresenius USA's peritoneal dialysis cycling equipment incorporates microprocessor technology that can be easily programmed by the patient, hospital or clinic staff to perform specific, prescribed therapy for a given patient. Since all components are monitored and programmable, these machines allow the physician to prescribe any of a number of current therapy procedures, including CCPD, intermittent peritoneal dialysis and tidal peritoneal dialysis.

     In 1994, Fresenius USA introduced a new variant on CCPD therapy called PD-Plus(R), which is now also being offered by Fresenius Worldwide Dialysis in Europe. Normally, a CCPD patient undergoes five or six two-liter solution exchanges at night, and carries no solution during the day. PD-Plus(R) therapy provides a more tailored therapy using a simpler nighttime cycler, and, where necessary, one exchange during the day. Compared with typical CCPD therapy, Fresenius USA believes that PD-Plus(R) therapy will be less costly and easier to administer. In addition, compared with CAPD therapy, Fresenius USA believes that PD-Plus(R) therapy will improve toxin removal by more than 40% and therefore will be attractive to patients and physicians alike. By increasing the effectiveness of peritoneal dialysis treatments, at an acceptable increase in cost over CAPD therapy, PD-Plus(R) therapy may also effectively prolong the time period during which a patient will be able to remain on peritoneal dialysis before requiring hemodialysis. PD-Plus(R) therapy, as developed by Fresenius USA, can only be performed using Fresenius' Freedom Cycler and special tubing using Safe-Lock(R) connectors.

MARKETING, DISTRIBUTION AND SERVICE

     Fresenius USA maintains a national direct sales force of trained salespersons, organized on a regional basis and engaged in the sale of both hemodialysis and peritoneal dialysis products. Each member of Fresenius USA's sales force has extensive sales experience. This sales force engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis centers, and represents Fresenius USA at industry trade shows. Fresenius USA also maintains a clinical support group primarily composed of registered nurses to train and assist its customers and facilitate the introduction of new products. Technical support is also available to customers on a 24-hour basis through a toll-free telephone number.

Fresenius USA's service department provides technical support, spare parts and field service on a nationwide basis.

     All of Fresenius USA's machines are shipped from its facilities in Walnut Creek, California. Fresenius USA's dialyzers and other hemodialysis disposable products are shipped to regional distribution centers from Fresenius USA's facilities in Ogden, Utah and, until March 31, 1996, from Maumee, Ohio. At the end of the first quarter of 1996, Fresenius USA closed the Maumee facility and relocated its operations to Lewisberry, Pennsylvania. Fresenius USA's disposable peritoneal dialysis products are shipped from its facility in Ogden, Utah or from Abbott facilities to regional distribution centers, and, from these regional distribution centers, the products are delivered directly to the customer, in most cases the patient, by Fresenius USA's drivers. Fresenius USA's drivers store deliveries in the location desired by the patient, rotate disposable products so that the oldest products are used first, and generally provide continuity of contact between Fresenius USA and patients who use Fresenius USA's peritoneal dialysis products.

     At the time of the Abbott Acquisition, Abbott had agreements with numerous hospitals pursuant to which these hospitals could order the full line of Abbott products, including renal dialysis products, from Abbott. Abbott has agreed to act as Fresenius USA's distributor for the continued sale of Inpersol(R) products to hospitals until 1998. Following the Abbott Acquisition, Fresenius USA consolidated the distribution outlets used by Abbott with Fresenius USA's distribution outlets, eliminating or consolidating certain locations and introducing Fresenius USA's products into many of the public warehouses previously used by Abbott.

     Fresenius USA's products are distributed in Canada by a wholly owned Canadian subsidiary. Fresenius USA acquired the remaining interest in this subsidiary held by an unaffiliated third party during 1993 for consideration of a convertible note which was subsequently converted to 434,000 shares of Fresenius USA Common Stock. Fresenius USA currently distributes its products in Mexico via independent distributors. Inpersol(R) products are not distributed by Fresenius USA in Canada or Mexico, where a subsidiary of Abbott retains exclusive rights to these products.

MANUFACTURING OPERATIONS AND SOURCES OF SUPPLY

     Fresenius USA assembles equipment, including hemodialysis machines, dialyzer reuse devices and peritoneal dialysis cyclers, at its facility in Walnut Creek, California. Components of Fresenius USA's hemodialysis machines are supplied by Fresenius AG as well as other suppliers, and Fresenius USA has experienced no difficulties in obtaining sufficient quantities of such components. In connection with the sale and installation of the machines, Fresenius USA's technicians and engineers calibrate the machines and add computer software for record keeping and monitoring.

     Fresenius USA owns a 344,000 square-foot facility in Ogden, Utah for the manufacture of disposable products, including polysulfone dialyzers, peritoneal dialysis solutions, other sterile solutions, plastic tubing and medical devices. This facility uses automated equipment for the production of polysulfone dialyzers and sterile solutions in flexible plastic containers. The design of Fresenius USA's Ogden facility is based on the design of the St. Wendel Facility, and was constructed in consultation with Fresenius AG. While Fresenius USA obtains the film used in the manufacture of its plastic bags from one supplier located in The Netherlands, Fresenius USA believes that there are readily available alternative sources of supply for which the FDA could grant expedited approval. Fresenius USA also intends to manufacture its own plastic film for peritoneal dialysis solution bags.

     Prior to 1995, all polysulfone dialyzers sold by Fresenius USA were manufactured by Fresenius AG in Germany. In April 1994, Fresenius AG granted Fresenius USA an exclusive license in the U.S., Canada, Mexico and Puerto Rico for the proprietary technology for the manufacture of polysulfone dialyzers and agreed to provide required technical support and assistance in return for a 4.5% royalty on sales of Fresenius USA-manufactured dialyzers for 10 years, beginning January 1, 1996, at the conclusion of which Fresenius USA will have a paid-up exclusive license in North America. Fresenius USA completed an expansion of its Ogden facility for the manufacture of polysulfone dialyzers and commenced such manufacturing in the second quarter of 1995. While Fresenius USA began manufacturing dialyzers at that time, Fresenius USA has also continued to purchase dialyzers and polysulfone bundles from Fresenius AG. Fresenius USA believes that it is the principal manufacturer of polysulfone dialyzers in the U.S.

     Over the next two years, Fresenius USA intends to transfer the production of the products acquired from Abbott to Fresenius USA's facility in Ogden, Utah. During this period, Fresenius USA has agreed to purchase products at contractually-established prices, and Abbott has agreed to manufacture and sell to Fresenius USA stated quantities of Inpersol(R) dialysis products. Fresenius USA's license agreement with Abbott also provides Fresenius USA with access to Abbott's manufacturing technology used in connection with Abbott's production of peritoneal dialysis solution in plastic bags, related tubing assemblies and other products used in the dialysis field (other than Abbott's Calcijex(R) product line). Abbott will assist Fresenius USA in establishing Fresenius USA's manufacturing capability for these products. Fresenius USA intends to use this technology to develop the ability to manufacture several components that it now purchases from third parties. In March 1996, Fresenius USA received FDA approval to manufacture Abbott Inpersol(R) dialysis solutions with Safe-Lock(R) connectors and twin-bag systems.

     Each step in the manufacture of Fresenius USA's products, from the initial processing of raw materials through the final packaging of the completed product, is carried out under controlled quality assurance procedures and under GMP mandated by the FDA. Incoming raw materials for solutions are subjected to infrared, ultraviolet and physical and chemical analysis to assure quality and consistency. During the production cycle, sampling and testing are done in accordance with established quality assurance procedures. Pressure, temperature and time for various processes are monitored to assure consistency of semifinished goods. Environmental conditions are monitored to assure that particulate and bacteriological levels do not exceed specified maximums. Sampling and testing are done in accordance with physical and chemical procedures required to insure sterility, safety and potency of finished products. Fresenius USA maintains continuing quality control and GMP education and training programs for its employees.

     In 1992, Fresenius USA began producing liquid dialysate concentrate at a facility in Maumee, Ohio. Fresenius USA moved this operation to its facility in Lewisberry, Pennsylvania at the end of the first quarter of 1996. On March 26, 1996, Fresenius USA entered into a non-binding letter of intent with an unaffiliated third party to sell its assets comprising the concentrate production facility in Lewisberry, Pennsylvania. The letter of intent provides that any obligation of Fresenius USA to sell the assets is contingent upon consummation of the Reorganization.

     Fresenius USA obtains its bloodlines under an agreement with Medisystems Corporation ("MDS"), whose principal source of bloodlines is a single FDA-approved plant located in Thailand. The agreement has an eight-year term ending in September 1999 and is automatically extended thereafter for successive three-year terms unless one-year's notice of termination is given prior to the expiration of the term or any extension thereof. Fresenius USA is required to make minimum annual purchase commitments (currently approximately 11.9 million bloodline sets) which increase by a minimum of 8% per year. The agreement includes guaranteed price provisions, subject to permitted increases reflecting cost increases beyond the supplier's control. In March 1996, Fresenius USA and MDS released each other from the exclusivity provisions of the supply agreement. Such release was effective immediately, with exclusivity to be reinstated if the Reorganization is not consummated, except that MDS will continue to have the right to sell bloodlines to customers who became such prior to the termination or abandonment of the Reorganization.

RESEARCH AND DEVELOPMENT

     Fresenius USA's product development staff works closely with Fresenius AG's research and development group to coordinate the development of new products and product modifications for the U.S. market. In addition, Fresenius USA's research and development staff coordinates its efforts with its sales force on an ongoing basis. Fresenius USA relies primarily on the research and development efforts of Fresenius AG, negotiating distribution arrangements for new products from Fresenius AG when Fresenius AG and Fresenius USA believe that there is market potential for these products in the U.S. and when the products fit Fresenius USA's business strategy.

     During 1995, 1994 and 1993 and the three-month periods ended March 31, 1996 and 1995, Fresenius USA spent approximately $2.3 million, $1.8 million, $1.5 million, $600,000 and $500,000, respectively, on research and development activities. Fresenius USA believes that, in the absence of its access to the research and development efforts of Fresenius AG, Fresenius USA would have had to spend significantly more on research and development. Fresenius USA and Fresenius AG from time to time negotiate the basis on which Fresenius USA will have access to these efforts on an arm's-length basis including, in some cases, payment of royalties by Fresenius USA to Fresenius AG.

     Fresenius USA maintains a product development group comprised of engineers and other technical personnel. This group has created the operational software for much of the equipment marketed by Fresenius USA, and currently has under development a variety of new products and improvements to existing products including: new monitoring devices for hemodialysis machines, methods to prevent recirculation during hemodialysis, software programs to monitor therapy delivery, further development of both the Safe-Lock(R) and the Inpersol(R) peritoneal dialysis product lines, new peritoneal dialysis solution formulations, and more environmentally compatible disposables and production procedures. It is also conducting research on improved treatment delivery and treatment modalities. Recent developments include the Fresenius Data System FDS08(TM) ("FDS08") computerized treatment monitoring and documentation system. The FDS08 can automatically monitor and record machine and treatment information from as many as 32 hemodialysis machines. The FDS08 is a PC-based system which has found many applications for improving record keeping and increasing staff efficiency. The FDS08 system has been used to pioneer new therapies such as remote monitoring of patients during nightly home hemodialysis, which enables a patient to be dialyzed at home while a staff caregiver monitors the machine performance via a modem link. Additionally the FDS08 system can be linked to Fresenius USA's new Hypercare(TM) Medical Records System. The Hypercare(TM) Medical Records System is a fully-integrated medical records system which can record and analyze trends in medical outcome factors in hemodialysis patients.

PATENTS, TRADEMARKS AND LICENSES

     As a subsidiary of Fresenius AG, Fresenius USA uses the tradename "Fresenius," which is material to its business, and additionally has obtained rights to certain patents, trademarks, know-how and other intellectual property owned by Fresenius AG. Fresenius USA negotiates access to Fresenius AG's technology, proprietary processes and know-how on a case-by-case basis. See "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG." In addition to the Fresenius AG intellectual property, Fresenius USA's intellectual property includes the Inpersol(R) trademark and rights to certain manufacturing know-how Fresenius USA obtained from Abbott, and a paid-up non-exclusive global sublicense from Baxter to certain CAPD and connector technology.

COMPETITION

     The markets in which Fresenius USA sells its products are highly competitive. Among Fresenius USA's competitors in the sale of hemodialysis products are Baxter, CGH Medical (an affiliate of Gambro AB), NMC, Minntech Corporation (Renal Systems) and Althin CD Medical, Inc. The major competitor in the peritoneal dialysis field is Baxter. Many of Fresenius USA's competitors possess greater financial, marketing and research and development resources than Fresenius USA.

     Fresenius USA believes that companies in the dialysis product market compete primarily on the basis of product performance, cost-effectiveness, reliability, assurance of supply and service and continued technological innovation. Fresenius USA believes its products are competitive in all of these areas.

EMPLOYEES

     At March 31, 1996, Fresenius USA employed approximately 1,660 people. Management believes that Fresenius USA's relations with its employees are generally good. During the third quarter of 1995, certain of Fresenius USA's employees at the Maumee, Ohio facility voted in favor of being represented by the International Longshoremen's Association. Subsequent to that election, for business reasons unrelated to the election, Fresenius USA decided to close the Maumee, Ohio facility and transfer its production of dialysate concentrate to a facility in Lewisberry, Pennsylvania. Fresenius USA entered into a settlement agreement with union representatives with respect to the effect of the closing on the 35 employees (of approximately 50 employees at the facility) represented by the union. The amount of the settlement was not material. None of Fresenius USA's employees at any other location is represented by labor unions.

PROPERTIES

     The following table describes Fresenius USA's principal manufacturing facilities:

                                 FLOOR AREA
                                (APPROXIMATE         OWNED
           LOCATION             SQUARE FEET)       OR LEASED                      USE
- ------------------------------  ------------     --------------    ---------------------------------
Walnut Creek, California......      85,000           Leased        Corporate headquarters;
                                                                   warehousing; machine manufacture
                                                                   and assembly; and customer
                                                                   service.
Ogden, Utah...................     334,000           Owned         Production of disposable
                                                                   products.
Lewisberry, Pennsylvania......      64,000           Leased        Production and warehousing of
                                                                   dialysate concentrate.

     The lease on the Fresenius USA's Walnut Creek, California facility was scheduled to expire in June 1996. During 1995, Fresenius USA exercised its option to extend this lease for six years, with a rent adjustment. The lease on the Lewisberry, Pennsylvania facility expires in November, 2000. On March 26, 1996, Fresenius USA entered into a non-binding letter of intent with an unaffiliated third party to sell its assets comprising the concentrate production facility in Lewisberry, Pennsylvania. The letter of intent provides that any obligation of Fresenius USA to sell the assets is contingent upon consummation of the Reorganization. Fresenius USA owns one warehouse and also leases 14 warehouses in various locations throughout the U.S. These warehouses are used as regional distribution centers for Fresenius USA's peritoneal dialysis products. All such warehouses are subject to leases with remaining terms not exceeding four years. As a result of the Abbott Acquisition, Fresenius USA has added distribution capacity at an additional 22 public warehouses, substantially all of which were formerly used by Abbott.

     Fresenius USA's Ogden, Utah facility was subject to a mortgage securing Fresenius USA's obligation under the industrial revenue bond which financed the development of this facility. Fresenius USA prepaid this obligation in full during 1994 with a portion of the proceeds of a public offering of Fresenius USA Common Stock.

MATERIAL CONTRACTS BETWEEN FRESENIUS AG AND FRESENIUS USA

     Fresenius AG and Fresenius USA are parties to numerous contracts and transactions with each other, both in the ordinary course of business and otherwise. Fresenius Medical Care will acquire all of Fresenius AG's rights under such contracts and transactions. The following summarizes such contracts and transactions during the three years ended December 31, 1995.

  TECHNOLOGY

     Fresenius AG and Fresenius USA are parties to a technology license and know-how agreement, dated April 22, 1994, pursuant to which Fresenius AG granted Fresenius USA an exclusive North American license for the technology, processes and know-how for the manufacture of polysulfone dialyzers, and Fresenius USA agreed to pay Fresenius AG royalties of 4.5% on Fresenius USA's net sales of dialyzers produced by it for a 10-year period beginning January 1, 1996. Fresenius USA also has the contractual right to Fresenius AG's know-how relating to certain peritoneal dialysis products incorporating the Safe-Lock(R) technology in the U.S., Canada and Mexico.

  PRODUCTS

     During 1995, 1994 and 1993 Fresenius USA purchased $90.6 million, $63.5 million and $52.4 million, respectively, of hemodialysis equipment and supplies from Fresenius AG. Such products were purchased pursuant to a distribution agreement entered into in 1991 and under which Fresenius AG has confirmed that Fresenius USA acts as sole North American distributor for Fresenius AG products for treatment of ESRD by hemodialysis. Prices charged under that agreement are negotiated each year by the parties based on Fresenius AG's estimated costs and desired profit margins, taking into account the competitive environment in the U.S. market, and are not to exceed the average of the prices charged to Fresenius AG's other affiliated distributors. By its terms, this distribution agreement terminates on the earlier of December 31, 2011 or the date Fresenius AG loses the power to elect 51% of the Fresenius USA Board. Fresenius AG will assign this distribution agreement to Fresenius Medical Care or terminate this agreement in connection with the Reorganization. In 1994, Fresenius USA and Fresenius AG entered into a distribution agreement for certain of Fresenius AG's intensive care and diagnostic products, including the Fresenius AS 104 Cell Separator. Fresenius AG and Fresenius USA intend to terminate this relationship in connection with the Reorganization. Also during 1995 and 1994, Fresenius USA sold products to Fresenius AG and certain of its subsidiaries having aggregate sales prices of approximately $2.5 million and $4 million, respectively.

  FINANCIAL SUPPORT

     Fresenius AG has provided substantial financial support to Fresenius USA. Fresenius AG provided support for a letter of credit obtained in connection with the Abbott Acquisition, currently provides credit support to assist Fresenius USA in obtaining short-term lines of credit and participates in and assists with Fresenius USA's foreign exchange contracts. Fresenius AG also participated in letters of credit in connection with Fresenius USA's industrial revenue bonds until these bonds were prepaid in 1994.

     As compensation for these services, Fresenius USA paid Fresenius AG an aggregate fee of $336,000, the final installment of which was paid in 1994. In addition, in February 1993, as consideration for certain past comfort letters given in support of certain short-term borrowings and Fresenius AG's commitment to provide up to $40 million of credit support in connection with the Abbott Acquisition, Fresenius USA issued Fresenius AG a warrant to purchase 1,700,000 shares of Fresenius USA Common Stock at an exercise price of $8.00 per share, and granted Fresenius AG a sublicense with respect to Abbott peritoneal dialysis products for Europe, Central and South America, Australia and New Zealand. In April 1994, in exchange for its agreement to provide support for a $25 million long-term line of credit for use in completing and equipping Fresenius USA's dialyzer manufacturing facility in Ogden, Utah, Fresenius USA issued to Fresenius AG a 10-year warrant for the purchase of 50,000 shares of Fresenius USA Common Stock at an exercise price of $10.57 per share. If Fresenius USA had actually utilized this line of credit, this warrant would have become exercisable for an additional 1,012,500 shares of Fresenius USA Common Stock at the same price per share. This line of credit is no longer available to Fresenius USA.

     In June 1996, Fresenius AG exercised warrants it acquired in connection with the Abbott Acquisition to purchase 1,515,221 shares of Fresenius USA Common Stock at $8.00 per share, for an aggregate purchase price of $12,121,768. The proceeds were used by Fresenius USA to repurchase options to purchase Fresenius USA Common Stock and shares of Fresenius USA Common Stock from certain employees and executive officers of Fresenius USA, including Dr. Ben Lipps, President and Chief Executive Officer of Fresenius USA, and will be used to purchase up to 450,000 options granted to him subject to approval of the Fresenius USA Plan Amendment. See "FRESENIUS USA EXECUTIVE COMPENSATION -- Securities Repurchases."

  ELECTION OF DIRECTORS

     Until June 26, 1996, Fresenius AG was the beneficial owner of all 200,000 outstanding shares of the Fresenius USA Series F Preferred Stock. Under the terms of the 1987 agreement under which such stock was purchased and the Restated Articles of Organization and By-laws of Fresenius USA, holders of the Fresenius USA Series F Preferred Stock had certain special rights, including the right to elect a majority of the Fresenius USA Board and the right reasonably to object to any nominee for director to be elected by the holders of Fresenius USA Common Stock. Pursuant to the rights granted to the holders of the Fresenius USA Series F Preferred Stock, a majority of the directors of Fresenius USA have, since 1989, been elected solely by Fresenius AG. Fresenius AG converted the Fresenius USA Series F Preferred Stock into 3,129,883 shares of Fresenius USA Common Stock on June 26, 1996.

                                BUSINESS OF NMC

W. R. GRACE & CO.

     As discussed under "THE REORGANIZATION," immediately prior to the Reorganization, Grace will spin off New Grace, which will contain all of its operations other than NMC, following which Grace's only remaining business operations will be those conducted by NMC. In connection with the Reorganization, Grace will be renamed "Fresenius National Medical Care, Inc." and will issue the New Preferred Shares. See "RISK FACTORS -- Other
Risks -- Effects of Indebtedness," "THE REORGANIZATION -- The Distribution Agreement" and "FINANCING."

OVERVIEW

     NMC is primarily engaged in (a) providing kidney dialysis services, (b) manufacturing and distributing products and equipment for dialysis treatment and performing clinical laboratory testing and other medical services, and (c) providing home infusion, home respiratory therapy and home health services. NMC combines clinical quality and cost-effectiveness in providing specialized health care services and products to targeted patient populations. NMC operates through three principal units: DSD, MPG and NMC Homecare.

     DSD is the largest provider in the U.S. of kidney dialysis and related services to patients suffering from chronic kidney disease; and has dialysis business operations overseas. At March 31, 1996, DSD owned or managed 693 outpatient dialysis centers in the U.S. and 14 foreign countries, treating approximately 51,500 patients, and provided inpatient dialysis services including acute dialysis treatments at approximately 525 hospitals. DSD includes DSI, which provides diagnostic testing services to the outpatient market (physicians, clinics and hospitals) and also serves dialysis facilities (DSD and non-DSD). DSI testing services include ultrasound, nuclear medicine, magnetic resonance imaging, computerized axial tomography, bone densitometry, nerve conduction velocity, mammography and other tests. DSI conducts testing in 296 DSD dialysis facilities and provides outpatient testing to the non-dialysis market in 25 states.

     MPG is comprised of RPD and LifeChem. Through RPD, NMC manufactures disposable bloodlines, dialysis concentrates and dialyzers, and distributes dialysis supplies and equipment and other medical products manufactured by others for use in its dialysis centers and for sale to unaffiliated dialysis providers and home dialysis patients. LifeChem provides laboratory services for dialysis patients in the U.S. and Puerto Rico. In addition, laboratory services for dialysis and non-dialysis patients in Portugal are provided by DSD's international division.

     NMC Homecare is a provider of integrated homecare services, offering comprehensive intravenous infusion (prescription medications and nutrition), respiratory therapies and home health services (primarily skilled and unskilled nursing and personal support services) in the U.S. At March 31, 1996, NMC Homecare operated 105 locations in 37 states.

     The following table sets forth the approximate contribution to net revenues (in dollars and as a percentage of total net revenues) attributable to each of NMC's three business units for the periods indicated:

                                           YEAR ENDED DECEMBER 31,                      THREE MONTHS
                           --------------------------------------------------------        ENDED
                                 1993                1994              1995(1)         MARCH 31, 1996
                           ----------------    ----------------    ----------------    --------------
                                                     (DOLLARS IN THOUSANDS)
DSD....................... $1,010,984    69%   $1,288,116    71%   $1,471,148    73%   $387,209    73%
MPG(2)....................    227,750    16       212,366    12       234,984    11      62,038    12
NMC Homecare..............    216,861    15       317,722    17       326,606    16      78,444    15
                           ----------   ---    ----------   ---    ----------   ---    --------   ---
     Total................ $1,455,595   100%   $1,818,204   100%   $2,032,738   100%   $527,691   100%
                            =========   ===     =========   ===     =========   ===    ========   ===

- ---------------
(1) NMC estimates that, in 1995, Medicare, Medicaid and other governmental health care programs accounted for approximately 62% of NMC's net revenues.

(2) Does not reflect intercompany sales. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC."

     NMC commenced operations in 1970 with five dialysis centers. Grace acquired a 49.9% common equity interest in NMC in 1984 and subsequently increased its ownership interest over time, reaching 100% ownership in 1990. NMC's principal executive offices are located at Reservoir Place, 1601 Trapelo Road, Waltham, Massachusetts 02154, and its telephone number is (617) 466-9850.

DSD OPERATIONS

     At March 31, 1996, NMC owned or managed 693 outpatient dialysis centers located in 34 states, the District of Columbia, Puerto Rico and 14 foreign countries. Thirty-five of such centers are managed by NMC, of which two are located in the U.S. and 33 are located outside of the U.S. The centers are generally concentrated in areas of high population density and their surrounding areas. Substantially all of these centers are leased, and they average approximately 5,600 square feet in size. From January 1, 1993 through December 31, 1995, NMC acquired 187 existing centers, developed 115 new centers and closed or sold 28 centers. The number of patients treated at DSD centers has increased from approximately 30,400 at December 31, 1991 to approximately 51,500 at March 31, 1996.

     At NMC's centers, hemodialysis treatments are provided at individual "stations" through the use of dialysis machines. A registered nurse or dialysis technician attaches the necessary tubing to the patient and monitors the dialysis equipment and the patient's vital signs. The capacity of a center is a function of the number of stations and such factors as the type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation. Most of NMC's centers operate two or three patient shifts per day.

     Each of NMC's dialysis centers is under the general supervision of a Medical Director and, in some cases, one or more associate Medical Directors, who are physicians. See "-- Physician and Other Relationships." Each dialysis center also has an administrator who supervises the day-to-day operations of the facility and the staff. The staff typically consists of registered nurses, licensed practical nurses, patient care technicians, a social worker, a registered dietician, a unit clerk and bio-medical technicians.

     NMC engages in systematic efforts to measure, maintain and improve the quality of the services that it delivers at its dialysis centers. Each center collects and analyzes quality assurance and patient data, which in turn is regularly reviewed by division and corporate management. At each center, a quality assurance committee is responsible for reviewing quality of care reports generated by NMC's PSP system, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. NMC believes that it enjoys a reputation of providing high quality care to dialysis patients.

     DSD's centers also offer services for home dialysis patients, the majority of whom are treated with peritoneal dialysis. For such patients, DSD's centers provide certain materials, training and patient support services, including clinical monitoring, supply of EPO and follow-up assistance. Supplies for peritoneal dialysis patients are supplied by RPD, which is also responsible for delivery of the supplies to the patient's residence. See "-- Regulatory and Legal
Matters -- Legal and Regulatory Proceedings" and "-- Reimbursement -- U.S." for a discussion of NMC's billing for such products and services.

     The manner in which each center conducts its business is dependent, in large part, upon applicable laws, rules and regulations of the jurisdiction in which the center is located, as well as NMC's clinical policies. However, a patient's attending physician (who may be the center's Medical Director or an unaffiliated physician with staff privileges at the center) has medical discretion as to the particular treatment modality and medications to be prescribed for that patient. Similarly, the attending physician has discretion in selecting the particular medical products prescribed for a patient, although equipment and supplies, regardless of brand, are typically purchased by the center through MPG.

     NMC also provides dialysis services under contract to over 525 hospitals on an "as needed" basis for patients suffering from acute kidney failure and for ESRD patients who are hospitalized. NMC services these patients either at their bedside, using portable dialysis equipment, or at a dialysis site maintained by the hospital. Contracts with hospitals provide for payment at negotiated rates that generally are higher than the Medicare reimbursement rates for chronic in-center treatments.

     NMC provides various ancillary medications and services to ESRD patients at its dialysis centers, the most significant of which is the administration of EPO, a bioengineered protein that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication frequently experienced by ESRD patients, and is administered to most of DSD's patients. Revenues from EPO (the substantial majority of which are reimbursed through the Medicare and Medicaid programs) accounted for approximately 21% of DSD's total net revenues in 1995 and materially contribute to DSD's operating earnings in the U.S. EPO is produced by a single source manufacturer, Amgen Inc., and any interruption of supply could materially adversely affect NMC's business and results of operations. NMC has entered into a long-term supply relationship with Amgen Inc. covering the period from 1996 to 1998 with price protection and volume discounts.

     Other ancillary services provided by NMC to ESRD patients include the administration of Calcijex(R) (calcium), INFED(R) (iron) and hepatitis vaccine; the provision, through NMC Homecare, of IDPN, in which nutrients are added to the patient's blood during hemodialysis; the provision, through LifeChem, of clinical laboratory testing; the provision by DSI of studies to test the degree of bone deterioration; electrocardiograms; nerve conduction studies to test the degree of deterioration of nerves; doppler flow testing of the effectiveness of the patient's vascular access for dialysis; and blood transfusions. These tests and other ancillary services are provided by specific prescription of the patient's attending physician.

     DSD employs a centralized approach with respect to certain administrative functions common to its operations. For example, DSD has standardized operating and billing procedures which are contained in proprietary manuals used by each dialysis center. In addition, DSD has developed a billing management system pursuant to which bills are generated from regional billing centers. NMC believes that the centralization and standardization of these functions enhance its ability to perform services on a cost-effective basis.

  DIAGNOSTIC SERVICES

     NMC's Diagnostic Services Division ("DSI") provides diagnostic testing services to the primary care market and is the largest dialysis diagnostic testing supplier in the U.S. DSI provides diagnostic testing services to patients at DSD centers and unaffiliated dialysis facilities and provides outpatient diagnostic services at physicians' offices, clinics and hospitals through mobile equipment and DSI imaging centers. DSI conducts testing at 296 DSD facilities and provides outpatient testing to the non-dialysis market in 25 states. DSI's range of services include: nerve conduction velocity testing, bone densitometry, holter monitoring, sleep apnea studies, and imaging studies that include color flow doppler, arterial scans, carotids, peripheral studies, echocardiography, obstetrical and gynecological ultrasound, nuclear medicine, nuclear magnetic resonance, computerized axial tomography, mammography and x-ray. Of DSI's approximately $24 million of revenues for the quarter ended March 31, 1996, approximately $21 million was related to patients other than dialysis patients. DSI has grown recently through its acquisitions of the diagnostic services businesses of Mediq Imaging Services, Inc., MedAlliance, Inc. and PML, Inc. (a Park Medical company).

     Growth in the outpatient diagnostic industry is expected to continue as a result of cost-containment pressures accelerating the shift from expensive inpatient testing to lower cost outpatient testing, and managed care's interest in prevention and early diagnosis. Limiting factors on growth include increased utilization management by managed care organizations and continued downward pressure on reimbursement rates.

  INTERNATIONAL DIALYSIS SERVICES

     At March 31, 1996, NMC operated and/or managed 112 dialysis centers in 14 countries outside of the U.S. (Portugal, Spain, Brazil, Taiwan, Argentina, Hungary, Venezuela, Czech Republic, Germany, United Kingdom, South Korea, China, Colombia and Thailand), an increase from 35 dialysis centers in six countries at the end of 1993, as well as 12 clinical testing laboratories in Portugal. Approximately 8% of DSD's 1995 net revenues were attributable to foreign operations. NMC's first renal care program outside the U.S. was established in Portugal in 1980, and Portugal is NMC's largest non-U.S. market.

     Fresenius Medical Care's ability to expand internationally will be dependent, in large part, on the availability and level of local governmental funding of dialysis treatment. See "-- Regulatory and Legal
Matters -- Reimbursement -- Non-U.S." While in certain countries, government reimbursement or payment for dialysis services is higher than the U.S. reimbursement rate, in other countries, it is at a level significantly below the U.S. reimbursement rate. In addition, the legal and regulatory framework in certain countries is more restrictive and cumbersome than U.S. regulations. For example, in some countries, foreign companies are not permitted to own dialysis centers, but are limited to operating centers for local owners or developing alternative operational methodologies, such as joint ventures, partnerships or servicing arrangements.

     International revenues are expected to account for an increasing portion of revenues in the future. Revenues generated from international markets are subject to a number of risks, including the following: fluctuations in exchange rates could adversely affect profitability; agreements may be difficult to enforce and receivables difficult to collect through a local country's legal system; local regulations may restrict Fresenius Medical Care's ability to obtain a direct ownership interest in dialysis centers or other operations located overseas; lack of governmental funding for services provided by Fresenius Medical Care may limit the demand for Fresenius Medical Care's services; certain customers and governments may have longer payment cycles; and some countries could impose additional withholding taxes or otherwise tax Fresenius Medical Care's income, impose tariffs or adopt other restrictions on foreign trade. There can be no assurance that these risks will not have a material adverse effect on Fresenius Medical Care's business and results of operations. See "RISK FACTORS -- Risks Relating to the Business of Fresenius Medical Care -- International Operations."

  PHYSICIAN AND OTHER RELATIONSHIPS

     NMC believes that its success in establishing and maintaining dialysis centers, both in the U.S. and in other countries, depends in significant part upon its ability to obtain the acceptance of and referrals from local physicians, hospitals and managed care plans. As is generally true in the dialysis industry, at many DSD centers, a small number of physicians account for all or a significant portion of the patient referral base. The impairment of NMC's relationships with any particular group of physicians in a local market could adversely affect its centers in such local market. In this regard, NMC is and will be dependent upon the relationships established with the medical community and its own Medical Directors by its clinical and operations staff. Financial relationships between referral sources and NMC in the U.S. are subject to extensive regulation. See "-- Regulatory and Legal Matters -- Anti-kickback Statute, False Claims Act, Stark Law and Fraud and Abuse Laws."

     A dialysis patient generally seeks treatment at a center that is convenient to the patient and at which the patient's nephrologist has staff privileges. Virtually all of NMC's clinics maintain open staff privileges for local nephrologists. NMC's ability to provide quality dialysis care and otherwise to meet the needs of local physicians is central to its ability to attract nephrologists to NMC's centers and to receive referrals from such physicians.

     Fresenius Medical Care's continued growth in the provider business will depend upon its ability to attract and retain skilled employees, such as highly skilled nurses and other medical personnel, for whom competition is intense, and the ability of its officers and key employees to manage growth successfully. Moreover, Fresenius Medical Care believes that future success in the provider business will be significantly dependent on its ability to attract and retain qualified physicians to serve as Medical Directors of its dialysis centers. The inability of Fresenius Medical Care to obtain the services of key personnel could impair its operations and thereby adversely affect its business and results of operations.

     The conditions for coverage under the Medicare ESRD program require that treatment at a dialysis center be under the general supervision of a Medical Director. Generally, the Medical Director must be board certified or board eligible in internal medicine and have at least 12 months of training or experience in the care of patients at ESRD centers. Virtually all of NMC's Medical Directors maintain their own active private practices.

     NMC has written agreements with qualified nephrologists or groups of qualified nephrologists to serve as Medical Directors (and associate Medical Directors) for its centers. The U.S. Medical Director agreements entered into by NMC generally have terms of three years, although some have terms of as long as five to ten years. The compensation of Medical Directors and other physicians under contract with NMC is individually negotiated and generally depends upon competitive factors in the local market, the physician's professional qualifications, experience and responsibilities and the size of and services provided by the center. Until January 1, 1995, Medical Director compensation typically included a component based on some measure of the financial performance of the clinics under supervision. See "-- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- OIG Investigation." Since 1995, NMC has entered into new agreements, or amended existing agreements, for substantially all of its Medical Directors. Under the new arrangements, the aggregate compensation of the Medical Directors and other physicians under contract is fixed in advance for a period of one year or more and is based in part on various efficiency and quality incentives. In certain countries other than the U.S., Medical Director and physician compensation may include a component based on some measure of the center's financial performance.

     Virtually all of the U.S. Medical Director agreements, as well as the typical contract under which NMC acquires existing dialysis centers, include noncompetition covenants covering specified activities within specified geographic areas for specified periods of time, although they do not prohibit the physicians from providing direct patient care services at other locations and, consistent with law, do not require a physician to refer patients to NMC or particular centers or to buy or use specific medical products. In certain states, non-competition covenants may not be enforceable.

  SOURCES OF NET REVENUES

     The following table provides information for the periods indicated regarding the percentage of DSD's U.S. dialysis services net revenues (excluding net revenues from DSI) provided by (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

                                                    YEAR ENDED DECEMBER 31,       THREE MONTHS
                                                   -------------------------         ENDED
                                                   1993      1994      1995      MARCH 31, 1996
                                                   -----     -----     -----     --------------
    Medicare ESRD program........................   65.4%     56.7%     58.1%          62.4%
    Private/alternative payors...................   24.7      34.2      32.7           28.3
    Medicaid and other government sources........    5.2       4.5       4.2            4.2
    Hospitals....................................    4.7       4.6       5.0            5.1
                                                   -----     -----     -----          -----
         Total...................................  100.0%    100.0%    100.0%         100.0%
                                                   =====     =====     =====          =====

     Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. When Medicare assumes responsibility as the primary payor, it pays for dialysis and certain specified related services at 80% of the Composite Rate. In addition, subject to various restrictions and co-payment limitations, Medicare pays separately for certain dialysis-related diagnostic and therapeutic services not included in the Composite Rate. A secondary payor, usually a Medicare supplemental insurer, a state Medicaid program or, to a lesser extent, the patient or the patient's private insurer, is responsible for paying any co-payment (typically 20%), other approved services not paid by Medicare and the annual deductible. Most of the states in which NMC currently operates dialysis centers provide Medicaid benefits to qualified recipients to supplement their Medicare entitlement.

     Prior to the time at which Medicare becomes the primary payor, most dialysis treatments are paid for by another third-party payor, such as the patient's private insurer, or by the patient. Each third-party payor makes payments under contractual or regulatory reimbursement arrangements. These arrangements generally provide for higher reimbursement levels from non-governmental payors than from governmental payors, such as Medicare. See "-- Regulatory and Legal Matters -- Reimbursement -- U.S."

     NMC derives a significant portion of its revenues from reimbursement provided by non-governmental third-party payors. A substantial portion of third-party health insurance in the U.S. is now furnished through some type of managed care plan, including HMOs. Managed care plans are increasing their market share, and this trend may accelerate as a result of the merger and consolidation of providers and payors in the health care industry, as well as the discussions among members of Congress and the executive branch regarding ways to increase the number of Medicare and Medicaid beneficiaries served through managed care plans. NMC estimates that approximately 9% of DSD's net revenues for the year ended December 31, 1995 was attributable to managed care plans.

     NMC generally is reimbursed for dialysis treatments at higher rates by non-governmental payors than by governmental payors such as Medicare. However, managed care plans are becoming more aggressive in selectively contracting with a smaller number of providers willing to furnish services for lower rates and subject to a variety of service restrictions. For example, managed care plans and traditional indemnity third-party payors increasingly are demanding alternative fee structures, such as capitation arrangements whereby a provider receives a fixed payment per month per enrollee and bears the risk of loss if the costs of treating such enrollee exceed the capitation payment. These market forces are creating downward pressure on the reimbursements NMC receives for its services and products.

     NMC's ability to secure favorable rates with indemnity and managed care plans has largely been due to the relatively small number of ESRD patients which any single HMO has enrolled. By regulation, ESRD patients have been prohibited from joining an HMO unless they are otherwise eligible for Medicare coverage, due to age or disability, and are members of a managed care plan when they first experience kidney failure. HCFA has recently announced a pilot project pursuant to which approximately four managed care companies will be allowed to recruit ESRD patients beginning in 1997 which, if successful, could result in the opening of the ESRD treatment market to many managed care companies thereafter. As Medicare HMO enrollments increase and the number of ESRD patients in managed care plans also increases, managed care plans' leverage to negotiate lower rates may become greater. In addition, the HMO may have contracted with another provider, or may have tighter utilization controls with respect to, certain ancillary services typically provided by NMC to ESRD patients, which could limit NMC's future payments for such services.

     As managed care programs expand market share and gain greater bargaining power vis-a-vis health care providers, there will be increasing pressure to reduce the amounts paid for services and products furnished by NMC. These trends would be accelerated if future changes to the Medicare ESRD program require private payors to assume a greater percentage of the cost of care given to dialysis patients. NMC is presently seeking to expand the portion of its revenues attributable to non-governmental private payors. However, NMC believes that the historically higher rates of reimbursement paid by non-governmental payors may not be maintained at such levels. If substantially more patients of NMC join managed care plans or such plans reduce reimbursements to NMC, NMC's business and results of operations could be adversely affected, possibly materially. See "-- Regulatory and Legal Matters -- Reimbursement," and "-- Changes in the Health Care Industry" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC."

  ACQUISITIONS

     NMC's growth in revenues and operating earnings in prior years has resulted, in significant part, from NMC's ability to effect acquisitions of health care businesses, particularly dialysis centers, on reasonable terms. The health care industry has experienced significant consolidation in recent years, particularly in the dialysis and homecare service sectors in which NMC competes, resulting, in some cases, in increased costs of acquisitions in these sectors. The entrance into the acquisition arena of new, smaller public dialysis companies, which can make acquisitions using their stock as consideration, has accelerated the increase in costs of acquisitions. Moreover, because of the ongoing consolidation in the dialysis services industry, the availability of acquisitions may decrease. NMC's ability to make acquisitions also will depend, in part, on NMC's available financial resources and the limitations imposed under the NMC Credit Agreement. See "RISK FACTORS -- Risks Relating to the Business of Fresenius Medical Care -- Dependence on Acquisitions." The inability of Fresenius Medical Care to continue to effect acquisitions in the provider business on reasonable terms could have an adverse impact on growth in its business and on its results of operations.

     NMC regularly evaluates and holds discussions with various other health care companies and other businesses regarding acquisitions and joint business ventures. Other than the Reorganization, NMC currently does not have any specific plans, understandings or agreements with respect to any material acquisition.

MEDICAL PRODUCTS GROUP

  RENAL PRODUCTS DIVISION

     General. RPD distributes disposable products, including its own manufactured products, for hemodialysis and peritoneal dialysis. Most of RPD's customers are kidney dialysis centers. From 1993 to 1995, approximately 41%, 50% and 49%, respectively, of RPD's net revenues were generated through sales to DSD centers. In 1995, sales in the U.S. accounted for approximately 83% of RPD's total net revenues.

     The principal products manufactured by RPD are hemodialysis concentrate solutions, dialyzers, bloodlines and accessories. RPD distributes peritoneal dialysis products, which accounted for approximately 28% of RPD's 1995 net revenues, under distribution arrangements with third-party manufacturers, including Fresenius USA. Other products manufactured by third parties and distributed by RPD include dialyzers, hemodialysis machines, special blood access needles, heparin (used to prevent blood clotting) and commodity supplies such as bandages, clamps and syringes. In 1995 and the first three months of 1996, approximately 32% and 50%, respectively, of RPD's net revenues were attributable to sales of products manufactured by RPD, and approximately 68% and 50%, respectively, of RPD's net revenues were attributable to sales of products manufactured by third parties. All DSD centers purchase their medical products through RPD. However, DSD centers are not required to order RPD-manufactured products.

     Sales and Distribution. RPD markets its products and services in the U.S. through an experienced direct selling organization consisting of 24 sales representatives and four regional managers. A staff of 10 clinical nurses assists in RPD's sales activities and provides clinical support to customers.

     Outside the U.S., RPD markets its products through a combination of its own personnel and outside distributors. At March 31, 1996, RPD had direct sales operations in ten countries, with a total of 23 field sales representatives. RPD's network of 31 non-U.S. distributors provides sales coverage in 34 other countries.

     At March 31, 1996, RPD distributed its products through 17 warehouse facilities (11 in the U.S., three in Europe, two in Latin America and one in Asia). RPD delivers its products to dialysis providers and, in the U.S. and United Kingdom, directly to home patients.

     Manufacturing. RPD manufactures dialysis products at 12 plants (five in the U.S., four in Europe and three located in Latin America). Dialyzers are produced at NMC's facility in Dublin, Ireland; bloodlines are produced at NMC's plants in Reynosa, Mexico, McAllen, Texas and Bremervorde, Germany; and concen-trates are produced at three facilities in the U.S. and one plant in each of Brazil, the United Kingdom, Argentina and Germany.

     In the third quarter of 1995, NMC recorded nonrecurring charges of approximately $16.6 million relating to the termination of a dialyzer development project at its Dublin, Ireland facility. These charges related to a research project that had previously been supported by Grace. This project was terminated in connection with the proposed spin-off of NMC by Grace in 1995 because no commercially viable product had been developed by such time. Also in the third quarter of 1995, NMC recorded nonrecurring charges of approximately $12.3 million relating to the termination of RPD's German dialysis machine manufacturing operation when it was determined that such operations could not produce commercially viable machines. See Note 9 to the Special-Purpose, Consolidated Financial Statements of Grace.

     Raw Materials. Raw materials used in RPD's manufacturing operations and medical supplies are purchased worldwide from numerous suppliers. Certain raw materials used in the production of dialyzers at RPD's Dublin plant are purchased from a single source. In the U.S., certain raw materials used to manufacture products distributed by RPD are purchased from single source suppliers. NMC believes that alternative sources of these raw materials are generally available. However, an interruption in supply from any such single source supplier could have an adverse effect on NMC's business or results of operations.

     Quality Systems. All of RPD's manufactured products are considered medical devices by the FDA and, as such, are subject to stringent regulatory standards. Technically trained RPD professionals have developed and implemented quality assurance procedures that impose stringent specifications for raw materials, sterilization procedures and manufacturing process control.

     LIFECHEM LABORATORY SERVICES

     LifeChem is a leading U.S. dialysis clinical laboratory providing blood, urine and other bodily fluid testing services to assist physicians in determining whether a dialysis patient's therapy regimen, diet and medicines remain optimal. LifeChem operates two laboratories, one in New Jersey and one in southern California. In 1995, LifeChem performed over 16 million tests for more than 56,000 dialysis patients across the U.S. LifeChem also provides testing services to clinical research projects and others. LifeChem plans to expand into related markets, including servicing physician (particularly nephrologist) office practices. LifeChem markets its services through RPD's domestic sales organization. In 1995, approximately 29% of LifeChem's patient base was receiving treatment at dialysis centers not owned or operated by NMC.

     LifeChem's clinical laboratory results have been a critical element in enabling NMC to develop its proprietary PSP database, which contains clinical, laboratory and demographic data on over 40,000 dialysis patients and laboratory results and demographic data on an additional 16,000 patients. NMC uses PSP to assist physicians in providing cost-effective quality care to dialysis patients. In addition, PSP is a key resource in ongoing research, both within NMC and at outside research institutions, to decrease mortality rates among dialysis patients and improve their quality of life.

     In 1995, LifeChem represented approximately 4% of NMC's net revenues and 10% of NMC's operating earnings. Approximately 78% of LifeChem's 1995 net revenues were derived from Medicare. See "-- Regulatory and Legal
Matters -- Reimbursement" for a description of certain billing problems relating to LifeChem.

NMC HOMECARE

  GENERAL

     NMC Homecare is a leading U.S. provider of homecare services, offering comprehensive intravenous infusion (prescription medications and nutrition), respiratory therapies and home health services (primarily skilled and unskilled nursing and personal support services). NMC believes that by providing all three of these key components of home patient care (either directly or through subcontractors), NMC Homecare offers quality care on a cost-effective and integrated basis. NMC Homecare plans to increase, through internal growth, the number of locations at which it offers all three of these components of homecare. At March 31, 1996, NMC Homecare operated from 105 locations in 37 states, providing infusion services from 90 of these locations, home respiratory services from 79 locations and home health services from 20 locations. In 1995, NMC Homecare derived approximately 78% of its net revenues from home infusion therapies, approximately 15% from home respiratory therapies and approximately 7% from home health services.

     NMC entered the homecare market in 1978 through the acquisition of a respiratory therapy services business that NMC purchased as part of a diversification strategy. During the 1980s, NMC Homecare expanded into the home infusion market through a series of acquisitions and internal growth. In 1993 and 1994, NMC Homecare significantly expanded its position in the home infusion market through the acquisitions of Home Intensive Care, Inc. ("HIC"), a dialysis clinic business with a large infusion division, and Home Nutritional Services, Inc., ("HNS"). NMC entered the home health services market in 1993 through the acquisition of Personal Care Health Services, Inc. ("PCHS") described below.

     In all three of its areas of service, NMC Homecare provides patients with a variety of services and related products and supplies prescribed by a physician as part of, or pursuant to, a patient treatment plan. In addition to patient care, these services include pharmacy compounding of prescription medications and nutritional solutions, training patients and their care givers as to the proper administration of therapies and products in the home, monitoring compliance with the patient's individualized treatment plan, reporting patient status and clinical outcome to the patient's physician and/or managed care organization, maintaining equipment and supplies and processing claims to third-party payors.

     A typical NMC Homecare infusion and respiratory therapy location has a fully-equipped pharmacy, offices for administrative, clinical and sales personnel and a small storage warehouse. Location staffs generally include a general manager, licensed pharmacists, registered and licensed nurses, respiratory therapists and sales and administrative personnel. NMC Homecare purchases or leases the products and equipment needed to support the provision of its clinical services.

     The homecare industry has experienced rapid growth in recent years as a result of the cost-effectiveness of home treatment as compared to hospital inpatient treatment, continued advances in medical technology that have facilitated the provision of sophisticated care in a home setting, increased acceptance of homecare by the medical community, patients and payors, and the significant increase in the over-65 population. NMC believes that the homecare industry will continue to benefit from health care cost-containment measures that encourage reduced hospital admissions and reduced lengths of stay in hospitals. Additionally, the advent of managed care in the U.S. is transforming the health care delivery system from a fragmented system of providers of discrete services to an integrated continuum of care delivery system. This evolution encourages therapy planning across places of service and levels of care, and is intended to achieve efficiency and cost savings through use of lower cost, less intensive treatment settings. NMC believes that home delivery of services will increasingly become an important component of the evolving integrated health care delivery system.

     The evolving homecare marketplace is increasingly requiring the coordination of all homecare clinical services (infusion, respiratory therapy and home health services) under one management. In response, NMC plans to increase, through internal growth, the number of existing locations that can provide infusion, respiratory and home health services. In 1996, NMC plans to add respiratory services to 15 existing locations while introducing home health services in 20 markets and expanding such services in six existing locations. NMC plans to be able ultimately to provide infusion, respiratory and home health services from all locations.

  NMC HOMECARE SERVICES

     Infusion Therapy. Home infusion therapy principally involves pharmacy compounding and intravenous administration of an expanding range of medications and nutritional preparations, such as chemotherapy, total parenteral nutrition, antibiotic therapy and drugs for pain management. It usually is a continuation of treatment initiated in an inpatient setting and provides a means of delivering quality patient care more efficiently and in a patient-friendly environment. NMC Homecare's clinical employees include licensed pharmacists and registered and licensed nurses who have specialized skills in home infusion therapy.

     One form of infusion therapy is IDPN, which is furnished at a dialysis clinic during dialysis treatment. NMC Homecare derived approximately 33% of its infusion net revenues in 1995 from the provision of IDPN. Approximately 60% of such IDPN net revenues were derived from patients treated in DSD centers. In recent quarters, the provision of IDPN has accounted for substantially all of NMC Homecare's operating profits. Certain regulatory changes may materially restrict NMC Homecare's ability to continue to obtain reimbursement for the provision of IDPN to dialysis patients. For a discussion of reimbursement issues relating to IDPN, see "-- Regulatory and Legal Matters -- Reimbursement" and
"-- Legal and Regulatory Proceedings -- OIG Investigation," and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS -- NMC."

     Respiratory Therapy. Respiratory therapy involves the provision of an array of equipment, products and clinical services to treat breathing disorders, including the delivery of oxygen and aerosolized drugs and the use of monitors, nebulizers and ventilators. NMC provides home respiratory services to patients with a variety of conditions, including chronic obstructive pulmonary diseases (such as emphysema, chronic bronchitis and asthma), cystic fibrosis and neurologically related respiratory problems. NMC Homecare employs a clinical staff of respiratory therapy professionals to provide support to its home respiratory therapy patients in accordance with physician-directed treatment plans.

     Home Health Services. Home health services consist of a wide range of clinical care and personal support services, primarily registered and licensed practical nursing, home health aides, physical therapists, speech therapists and occupational therapists and homemaker services. NMC Homecare entered the home health services business in late 1993 through its acquisition of PCHS, which operated nine home health service locations in California. NMC Homecare has internally developed eight additional locations outside of California from which it offers home health services. In 1996, NMC Homecare plans to develop internally a home health care capability in 20 additional U.S. markets.

  MARKETING

     NMC Homecare markets its services through its own sales force to a wide range of patient referral sources, such as physicians, medical groups, hospital discharge planners, managed care organizations, nursing agencies and case managers for third-party payors. As a result of escalating pressures to contain health care costs, third-party payors are participating to a greater extent in decisions regarding health care alternatives and playing an important role in the homecare referral process. In particular, managed care plans are becoming more aggressive in selectively contracting with a smaller number of providers willing to furnish services for lower rates and subject to a variety of service restrictions. NMC Homecare has implemented a number of initiatives directed at the managed care market, including broadening the range of homecare services provided to facilitate patient management and ease of contracting, creating flexible pricing formulas to meet payor needs for capitation and risk sharing and developing clinical data and outcome reporting systems to support quality assurance and patient management goals. However, managed care plans have been increasingly successful at lowering the number of reimburseable days of treatment and price levels, in certain instances to levels which NMC Homecare believes are below the cost of providing such services. The cost pressures applied by managed care plans have affected NMC Homecare's recent operating performance and are expected to continue at least through 1996. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC."

  SOURCES OF NET REVENUES

     Virtually all of the net revenues of NMC Homecare are derived from third-party payors, including private insurers, managed care organizations such as HMOs, and governmental payors such as Medicare and Medicaid. Similar to other homecare service providers, NMC Homecare experiences lengthy payment collection periods, typically of up to 150 days, as a result of third-party payment procedures.

     Medicare has developed a national fee schedule for certain home infusion therapies and home respiratory therapies that provides reimbursement for 80% of the amount of the scheduled fee. The remaining 20% not paid by Medicare is the responsibility of the patient or third-party insurance payors (including Medicaid).

Medicare reimburses certified home health agencies for 100% of the lesser of (a) the provider's reasonable charges or (b) preestablished regional Medicare rates, subject to local market cost limitations. See "-- Regulatory and Legal
Matters -- Reimbursement."

     Historically, private payors have reimbursed providers a greater amount for a given service and offered a broader range of benefits than governmental payors. In order to control costs, however, private payors have established case management and utilization protocols to control the number of services provided. At the same time, a highly fragmented homecare industry has facilitated payor efforts to competitively bid for contracts and reduce payment rates. An increasing percentage of NMC's private payor revenue has been derived in recent years from contracts with HMO's and other managed care plans, which provide for reimbursement at negotiated rates. In many markets, NMC has had to accept reimbursement rate decreases to preserve current market share.

     As a result of managed care pricing pressures, which have resulted in reimbursement rate decreases and reduced margins in infusion and other therapies (other than those covered by Medicare), IDPN has accounted for substantially all of NMC Homecare's operating profit in recent quarters because IDPN is predominantly reimbursed by Medicare and has not been as prone to managed care pricing pressures.

     The following table sets forth the approximate percentages of NMC Homecare's 1995 net revenues attributable to Medicare, Medicaid and other governmental sources, private insurers and other payors and managed care organizations:

        Medicare, Medicaid and other governmental sources...................     50%
        Private insurance and other payors..................................      26
        Managed care organizations..........................................      24
                                                                                ----
             Total..........................................................    100%
                                                                                ====

COMPETITION

  DSD

     The dialysis industry is highly competitive. Ownership of dialysis centers in the U.S. is fragmented, with a large number of operators owning 25 or fewer centers and a small number of larger multi-center providers, the largest of which is NMC. In urban areas, where many of NMC's dialysis centers are located, there frequently are many competing centers in close proximity to NMC's centers. NMC experiences direct competition from time to time from former Medical Directors or referring physicians who establish their own centers. A number of health care providers, some of which have significant operations, may decide to enter the dialysis business in the future.

     Because in most cases the prices of dialysis services and products in the U.S. are directly or indirectly regulated by Medicare, competition for patients is based primarily on quality and accessibility of service and obtaining referrals from physicians and hospitals. However, the growth of managed care has placed greater emphasis on service costs for patients insured by non-governmental payors. NMC believes that DSD competes effectively in all of these areas. In particular, based upon NMC's knowledge and understanding of other providers of kidney dialysis, as well as from information obtained from publicly available sources, NMC believes that DSD is among the most cost-efficient providers of kidney dialysis services. In addition, as a result of its large size relative to most other dialysis service providers, NMC enjoys economies of scale in areas such as purchasing, billing, collections and data processing.

     Competition in the dialysis industry is particularly intense in acquiring existing dialysis centers, which has resulted in an increase in the cost of such acquisitions, and in enlisting and retaining qualified physicians to act as Medical Directors.

     In most countries other than the U.S., DSD primarily competes against individual centers and hospitals. In many of these countries, especially the developed countries, prices and the opening of new centers are directly or indirectly regulated by governments. Competition in all countries is based primarily on the quality and availability of service and the development and maintenance of relationships with referring physicians.

     The diagnostic imaging industry is highly fragmented. No single participant has dominant market share beyond a local or regional market. DSI's competition includes mobile diagnostic companies, hospital radiology departments, and independent imaging centers. Key factors for success in this market include convenience for the patient, cost-effectiveness for the payor, breadth of services, and technological and professional expertise in test administration and result interpretation.

     Growth in the outpatient diagnostic industry is expected to continue as a result of cost-containment pressures accelerating the shift from expensive inpatient testing to lower cost outpatient testing, and managed care's interest in cost-effective prevention and early diagnosis. Limiting factors on growth include increased utilization management by managed care organizations and continued downward pressure on reimbursement rates.

  MPG

     The markets in which MPG sells its products and laboratory services are highly competitive in both technology scope and pricing. Among MPG's competitors in the sale of hemodialysis products are Baxter, CGH Medical (an affiliate of Gambro AB), Minntech Corporation (Renal Systems), Althin CD Medical, Inc., Fresenius USA and MediSystems. The dominant competitor in the peritoneal dialysis products field is Baxter. Many of MPG's competitors possess greater financial, marketing and research and development resources than MPG.

     In the dialysis product market, companies compete on the basis of product performance, cost-effectiveness, product quality, product features, specialized service and technological innovation. NMC believes that most of RPD's products are competitive in these areas.

     LifeChem's competitors include large national laboratories, dedicated dialysis laboratories and numerous local and regional laboratories, including hospital laboratories. In the laboratory services market, companies compete on the basis of performance, including quality of laboratory testing, timeliness of reporting test results and cost-effectiveness. NMC believes that LifeChem's services are competitive in these areas. LifeChem's ability to compete has been affected by the ongoing consolidation in the dialysis services marketplace.

  NMC HOMECARE

     NMC Homecare competes with a large number of companies in all of the geographic areas in which its facilities are located. While the U.S. homecare market is fragmented, consisting of thousands of local providers and a limited number of regional and national providers, several of NMC Homecare's major competitors have recently expanded through acquisition. NMC expects this trend toward consolidation among national providers to continue as providers attempt to provide a greater range of services, to cover a greater number of geographic markets and to increase volumes in each market. To the extent that NMC Homecare is unable to offer the scope of services and cover the range of markets covered by competitors, such inability could represent a competitive disadvantage in the managed care environment.

     NMC Homecare's principal competitors include major national and regional infusion and respiratory therapy and home health service companies, hospital-owned programs, physician groups and networks and numerous local companies. In addition, other companies, hospitals and health care organizations that have not serviced the homecare market, historically, have entered the market and expanded the variety of therapies offered. There are relatively few barriers to entry in the homecare markets that NMC Homecare serves. Principal national competitors for home infusion services include Apria Healthcare, Inc. ("Apria") and Coram Healthcare Corporation, principal national competitors in home respiratory therapy include Apria and Lincare Holdings Inc., and the largest national provider of home health services is Olsten Corporation. Several of NMC Homecare's major competitors are larger and some have greater financial resources than NMC Homecare. Certain of these integrated national competitors have used lower pricing on infusion services as a means of obtaining contracts to provide a full range of homecare services. Such a trend, if it continues, could have a material adverse effect on NMC Homecare's business and results of operations.

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     NMC Homecare competes on the basis of a number of factors, including quality of care and service, reputation within the medical community, geographical scope and, particularly as a result of the growth of managed care, cost-effectiveness. NMC Homecare believes that the ability to develop and maintain contractual relationships with managed care organizations also is an important competitive factor.

EMPLOYEES

     As of March 31, 1996, NMC had approximately 23,400 full-time, part-time or per diem employees, of which approximately 200 full-time employees were employed in corporate and administrative functions. The remaining employees are employed by NMC's three principal business units as follows: DSD -- approximately 14,300 full-time, 2,000 part-time and 1,300 per diem employees; MPG -- approximately 2,000 full-time; and NMC Homecare -- approximately 2,000 full-time, 100 part-time and 1,500 per diem employees. Medical Directors of NMC's dialysis centers are generally retained as independent contractors. Approximately 1,700 of NMC's employees are covered by union agreements. NMC considers its employee relations to be good.

PROPERTIES

     NMC leases its executive offices in Waltham, Massachusetts under a lease covering approximately 120,000 square feet of space. The lease expires on December 31, 1996. NMC has entered into a new lease with respect to a new corporate headquarters in Lowell, Massachusetts. The Lowell, Massachusetts lease expires on December 31, 2006 and has two five-year renewal options, and certain expansion options. Upon consummation of the Reorganization, NMC may consolidate its headquarters with Fresenius USA at a new site in Lexington, Massachusetts, with respect to which Fresenius USA has entered into a lease contingent upon consummation of the Reorganization. In such event, NMC would attempt to sublet the Lowell, Massachusetts space.

     NMC leases most of the dialysis centers, NMC Homecare locations and manufacturing, laboratory, distribution and administrative and sales facilities in the U.S. and foreign countries on terms which NMC believes are customary in the industry. NMC owns those dialysis centers and manufacturing facilities that it does not lease.

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                          REGULATORY AND LEGAL MATTERS

REGULATORY OVERVIEW

     The operations of Fresenius Worldwide Dialysis, Fresenius USA and NMC are subject to extensive governmental regulation by virtually every nation in which those companies operate, including, most notably for NMC and Fresenius USA, in the U.S. at the federal, state and local levels. Although such regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations regarding the operation of dialysis centers, laboratories and manufacturing facilities, the provision of quality health care for patients, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for governmental payments and/or reimbursement. In addition, each country has its own payment and reimbursement rules and procedures, and some countries prohibit ownership of health care providers by foreign interests or establish other regulatory barriers to direct ownership by foreign companies. In those countries, Fresenius Worldwide Dialysis and NMC work within the framework of local laws to establish alternative contractual arrangements for the management of facilities.

     Any failure by Fresenius Worldwide Dialysis, Fresenius USA or NMC to receive required licenses, certifications or other approvals, significant delays in such receipt, loss by NMC of its various federal certifications in the U.S., termination of NMC's licenses under the laws of any state or other governmental authority or changes resulting from health care reform or other government actions that reduce reimbursement or reduce or eliminate coverage for particular services rendered by NMC or Fresenius USA could have a material adverse effect on the business and results of operations of Fresenius Medical Care, Fresenius Worldwide Dialysis or NMC.

     Fresenius Worldwide Dialysis, Fresenius USA and NMC must comply with all U.S. and non-U.S. legal and regulatory requirements under which they operate, including the illegal remuneration provisions of the Social Security Act of 1935, as amended (sometimes referred to as the "anti-kickback statute"), the federal restrictions on certain physician referrals (commonly known as the "Stark Law") and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. Certain of NMC's activities are subject to the OIG Investigation. See " -- Legal and Regulatory Proceedings" for information about the OIG Investigation and about additional regulatory, investigatory and legal proceedings with respect to NMC and Fresenius USA. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with those of Fresenius Worldwide Dialysis, Fresenius USA or NMC, any one of which could have a material adverse effect on their (and Fresenius Medical Care's) businesses, reputations and results of operations. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment or fines, or denial of payments, or suspension or exclusion from the Medicare and Medicaid programs. In the U.S., these laws have been broadly interpreted by a number of courts, and significant government funds have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. Fresenius Medical Care, Fresenius Worldwide Dialysis, Fresenius USA, NMC and the health care industry in general will continue to be subject to extensive federal, state and foreign regulation, the scope of which cannot be predicted.

     NMC historically has employed certain mechanisms to monitor its compliance with relevant laws, rules, regulations and business standards. Such compliance-related policies and activities have included periodic reaffirmations of business ethics standards, internal audit reviews and legal reviews. Additionally, a hotline accessible to NMC employees has been maintained by Grace to report violations or suspected violations of applicable laws or NMC policies. NMC intends to establish its own hotline following the Reorganization. To increase its compliance program's effectiveness, NMC has undertaken a program to review and enhance its compliance systems and has secured the services of a nationally recognized consulting firm to review and enhance its existing compliance program and policies.

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PRODUCT REGULATION

  U.S.

     In the U.S., the FDA and comparable state regulatory agencies impose requirements on Fresenius Worldwide Dialysis, Fresenius USA and NMC as manufacturers and sellers of medical products and supplies under its jurisdiction. These require that products be manufactured in accordance with GMP and that NMC and Fresenius USA comply with FDA requirements regarding the design, safety, advertising, labeling, recordkeeping and reporting of adverse events related to the use of their products. In addition, in order to clinically test, produce and market certain medical products and supplies (including hemodialysis and peritoneal dialysis equipment and solutions, dialyzers, bloodlines and cell separators) for human use, NMC and Fresenius USA must satisfy mandatory procedures and safety and efficacy requirements established by the FDA or comparable state and foreign governmental agencies. Such rules generally require that products be approved by the FDA as safe and effective for their intended use prior to being marketed.

     A "510(k)" pre-market notification or pre-market approval application is required before any new FDA-regulated device may be sold or marketed in the U.S. The FDA generally classifies medical devices as class I devices, which are subject to general controls (e.g., labeling, pre-marketing notification and adherence to GMP); class II devices, which are subject to special controls (e.g., performance standards, post-marketing surveillance, patient registries and FDA guidelines); and class III devices, which include life-sustaining, life-supporting and implantable devices, or new devices which are not substantially equivalent to devices in interstate commerce prior to 1976 and which require pre-market approvals. The FDA will generally grant 510(k) clearance if the submitted data establish that the proposed device is "substantially equivalent" to a legally marketed class I or class II medical device, or a class III medical device for which the FDA does not require pre-marketing approval. The FDA may request additional data or require pre-marketing approval for any device. The approval process is expensive, time consuming and subject to unanticipated delays. There can be no assurance that NMC or Fresenius USA will obtain necessary regulatory approvals or clearances within reasonable time frames, if at all. Any such delay or failure to obtain regulatory approval or clearances could have a materially adverse effect on the business, financial condition and results of operation of Fresenius Medical Care, Fresenius USA or NMC.

     Fresenius USA's peritoneal dialysis solutions have been designated as drugs by the FDA and, as such, are subject to additional FDA regulation under the Food, Drug and Cosmetic Act of 1938 ("FDC Act"). In order for a new drug to receive marketing approval in the U.S., Fresenius USA must follow a series of steps which may include: (a) pre-clinical laboratory and animal tests in accordance with good laboratory practices, (b) an Investigational New Drug application which must become effective before human clinical trials may begin,
(c) well-controlled human clinical trials to establish the safety and efficacy of the new drug product, (d) a New Drug Application ("NDA") or an Abbreviated New Drug Application ("ANDA") and (e) approval of the NDA or ANDA prior to any commercial sale or shipment of the drug. FDA approval must be obtained for each product designated as a drug. Generally, approval of an NDA, if obtained, takes one and a half or more years and may take longer should the FDA raise questions or have concerns about a new drug.

     The FDA may also prohibit the sale or importation of products, order product recalls or require post-marketing testing and surveillance programs to monitor a product's effects. Fresenius Worldwide Dialysis, Fresenius USA and NMC believe that they have filed for or obtained all necessary approvals for the manufacture and sale of their products in jurisdictions in which those products are currently produced or sold.

     See "-- Legal and Regulatory Proceedings -- FDA Matters" for information about certain FDA matters, including warning letters and import alerts that the FDA issued from 1991 through 1993 with respect to certain products assembled by NMC and the Consent Decree entered into thereafter; 1994 and 1995 FDA audits of certain of Fresenius USA's manufacturing facilities; and a District of New Jersey federal grand jury investigation into NMC's activities in connection with the lifting of a 1991 import hold with respect to its Dublin, Ireland manufacturing facility.

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  NON-U.S.

     Most countries maintain different regulatory regimes for pharmaceutical products and for medical devices. In each regime, there are regulations governing manufacturers and distributors, as well as regulations governing the final products manufactured and distributed. Individual country regulations may be supplemented or superceded by treaties or other international law and by standards and guidelines issued thereunder.

     Some of Fresenius Worldwide Dialysis' products, such as peritoneal dialysis solutions, are considered pharmaceuticals. The European Union ("EU") has issued a directive on pharmaceuticals, No. 65/65/EWG (26 January 1965), as amended. Each member of the EU is responsible for conforming local law to comply with this directive. In Germany, pharmaceutical products are primarily regulated by the German Drug Law, as amended (Arzneimittelgesetz) (the "Drug Law") which implements EU requirements.

     The provisions of the Drug Law are typical of the legal standards in other European countries. The Drug Law sets forth the requirements for the authorization of a company to manufacture pharmaceuticals. One such requirement is that a manufacturer appoint pharmacists or physicians to be responsible for the manufacture of the pharmaceuticals. At least three such responsible persons must be appointed: a quality assurance manager, a head of the manufacturing department and a person responsible for notifying authorities of any reported side effects and authorized to recall the products in question. Each such person may be held personally liable under German criminal laws for violations of the Drug Law.

     International guidelines also govern the manufacture of pharmaceuticals and, in many cases, overlap with national requirements. In particular, the Pharmaceutical Inspection Convention, an international treaty ("PIC"), sets forth rules which are binding on most countries in which pharmaceuticals are manufactured. Among other things, PIC establishes requirements for GMP which are then adopted at the national level. Another international guideline, which is non-binding, is the ISO 9000-9004 system for assuring quality control. This system is more detailed than GMP. Compliance entitles the manufacturer to a certification of quality control. As of July 1993, the first Fresenius Worldwide Dialysis plants obtained certificates for successfully running full quality management systems (ISO 9001).

     In addition to the regulation of the manufacture of pharmaceuticals, countries directly regulate the pharmaceuticals produced. A drug needs to be registered and authorized in every country in which it is distributed. EU rules govern the conditions for a registration, such as pre-clinical and clinical testing.

     Historically, medical devices have not been regulated as strictly as pharmaceuticals, but more stringent regulatory schemes are now being adopted. The EU began to harmonize national regulations comprehensively for the control of medical products in Europe in 1993, when it adopted Medical Devices Directive (93/42/EEC, 12 July 1993). In 1995, Germany implemented this directive when it adopted the Medical Devices Act (Medizinproduktegesetz) (the "Medical Devices Act"), which is similar in many ways to the Drug Law. The EU directive applies to both the manufacturer's quality control system and the products' technical design. Depending on the class of medical devices, there are alternative regulatory modules to be chosen by a manufacturer to demonstrate compliance with EU provisions. To assure and demonstrate the high quality standards and performance of its operations, Fresenius Worldwide Dialysis has subjected its plants to the most comprehensive procedural module, which is also the fastest way to launch a new product in the EU. This module requires the certification of a full quality management system by a "notified body" (i.e., a group accredited and monitored by governmental agencies that inspects manufacturing facilities and quality control systems at regular intervals and is authorized to carry out unannounced inspections) charged with supervising the quality management system.

     Upon receipt of an EU certificate for the quality management system of a particular facility, a company is permitted to assess if products developed and manufactured in the facility satisfy EU requirements. EU requirements for products are laid down in harmonized EU standards and include conformity to safety requirements, physical and biological properties, construction and environmental properties, and information supplied by the manufacturer. Conformity to these requirements must be demonstrated by pre-clinical tests, biocompatibility tests, qualification of products and packaging, risk analysis and well-conducted clinical evaluations approved by ethics committees.

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     A manufacturer having an EU-certified full quality management system has to declare and document conformity of its products to the harmonized standards and, if able to do so, to put a "CE" mark on the products. The "CE" mark demonstrates compliance with the relevant EU requirements. Products subject to these provisions that do not bear the "CE" mark cannot be imported, sold or distributed within the EU.

     The Medical Device Directive became effective on June 29, 1993. However, for a period of five years after the adoption of the Medical Device Directive, member states may authorize the distribution of products which comply with the legal provisions applicable within their territory as in effect on December 31, 1994. The latest generations of Fresenius Worldwide Dialysis machines (Series 4008, 4008B, 4008E and its therapy modifications, and PD-NIGHT(TM)), as well as dialysis filters and dialysis tubing systems, already bear the "CE" mark. Fresenius Worldwide Dialysis expects to continue to obtain additional certificates as they are required. MPG's manufacturing facilities have been awarded a "CE" mark and have received ISO certifications, and it is anticipated that all NMC products will be labelled with a "CE" mark by the end of 1996.

FACILITIES AND OPERATIONAL REGULATION

  U.S.

     The Clinical Laboratory Improvement Amendments of 1988 ("CLIA") subject virtually all clinical laboratory testing facilities, including those of NMC, to the jurisdiction of HHS. CLIA establishes national standards for assuring the quality of laboratories based upon the complexity of testing performed by a laboratory. The operations of NMC and Fresenius USA are also subject to federal laws governing the repackaging and dispensing of drugs (including oxygen) and the maintenance and tracking of certain life-sustaining and life-supporting equipment.

     The U.S. operations of NMC and Fresenius USA are subject to various U.S. Department of Transportation, Nuclear Regulatory Commission and Environmental Protection Agency requirements and other federal, state and local hazardous waste disposal laws. As currently in effect, laws governing the disposal of hazardous waste do not classify most of the waste produced in connection with the provision of dialysis, laboratory or homecare services as hazardous, although disposal of nonhazardous medical waste is subject to specific state regulation. LifeChem and DSI both generate hazardous waste which is subject to specific disposal requirements. In addition, certain chemotherapy services provided by NMC Homecare are subject to specific disposal requirements. The operations of NMC and Fresenius USA are also subject to various air emission and wastewater discharge regulations.

     Federal, state and local regulations require NMC and Fresenius USA to meet various standards relating to, among other things, the management of facilities, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, and dispensing of controlled substances. All of the operations of NMC and Fresenius USA are subject to periodic inspection by federal and state agencies and other governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, NMC's dialysis centers, home health services locations and laboratories must be certified by HCFA. All of NMC's dialysis centers, home health services locations and laboratories that furnish Medicare services are so certified. In addition, all of the locations operated by NMC Homecare are accredited by the Joint Commission for the Accreditation of Health Care Organizations.

     Certain facilities of NMC and Fresenius USA and certain of their employees are also subject to state licensing statutes and regulations. These statutes and regulations are in addition to federal and state rules and standards that must be met to qualify for payments under Medicare, Medicaid and other government reimbursement programs. Licenses and approvals to operate these centers and conduct certain professional activities are customarily subject to periodic renewal and to revocation upon failure to comply with the conditions under which they were granted. See "-- Legal and Regulatory Proceedings -- FDA Matters" for information about 1995 FDA audits of Fresenius USA's facilities.

     The Occupational Safety and Health Administration ("OSHA") regulations require employers to provide employees who work with blood or other potentially infectious materials with prescribed protections

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against blood-borne pathogens. The regulatory requirements apply to all health care facilities, including dialysis centers, laboratories and homecare providers, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, blood-borne pathogens training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, engineering and work practice controls and other OSHA-mandated programs.

     Some states in which NMC operates have Certificate of Need ("CON") laws that require any person or entity seeking to establish a new health care service or to expand an existing service to apply for and receive an administrative determination that the service is needed. NMC currently operates in 13 states and the District of Columbia and Puerto Rico that have CON laws applicable to dialysis centers. These requirements may provide a barrier to entry to new companies seeking to provide services in these states, but also may constrain NMC's ability to expand its operations in these states.

  NON-U.S.

     Countries outside of the U.S. possess a wide variety of operational regulation at disparate levels. Accordingly, NMC's and Fresenius Worldwide Dialysis' operations are subject to very different regulations in different countries. Most countries regulate the conditions under which manufacturing is conducted and dialysis centers are operated.

     Fresenius Worldwide Dialysis and NMC are subject to a broad spectrum of regulation. Their operations must comply with various environmental and transportation regulations in the various countries in which they operate. Their manufacturing facilities and dialysis centers are also subject to various standards relating to, among other things, the management of facilities, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, the protection of workers from blood-borne diseases and the dispensing of controlled substances. All of the operations of Fresenius Worldwide Dialysis and NMC are subject to periodic inspection by various governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. The operation of dialysis centers and conduct of related activities by Fresenius Worldwide Dialysis and its subsidiaries and joint ventures and by NMC generally requires licenses, which are subject to periodic renewal and the possibility of revocation for violation of applicable regulatory requirements.

     In addition, many countries impose various investment restrictions on foreign companies. For instance, China requires government approval to enter into a joint venture with a local partner. Certain countries do not permit foreign investors to own a majority interest in local companies or require that companies organized under their laws have at least one local shareholder. Investment restrictions therefore impact the corporate structure, operating procedures and other characteristics of Fresenius Worldwide Dialysis' subsidiaries and joint ventures in these and other countries.

     Fresenius Worldwide Dialysis and NMC believe their respective facilities are currently in compliance in all material respects with the applicable national and local requirements in the jurisdictions in which they operate.

REIMBURSEMENT

  U.S.

     Dialysis Services. NMC's dialysis centers provide outpatient hemodialysis treatment for ESRD patients. In addition, some of NMC's centers offer services for the provision of peritoneal dialysis treatment at home. Neither Fresenius Worldwide Dialysis nor Fresenius USA provides dialysis treatment in the U.S.

     The Medicare program is the primary source of DSD's revenues from dialysis treatment. For example, in 1995, approximately 58% of DSD's revenues resulted from Medicare's ESRD program. As described below, DSD is reimbursed by the Medicare program in accordance with the Composite Rate for certain products and services rendered at NMC's dialysis centers, as described in the next paragraph, other payment methodologies apply to Medicare reimbursement for other products and services provided at NMC's dialysis centers and for products (such as those sold by Fresenius USA and by MPG) and support services furnished to ESRD patients receiving dialysis treatment at home (such as those of RPD). Medicare reimbursement rates are fixed

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in advance and are subject to adjustment from time to time by the U.S. Congress.
Although this form of reimbursement limits the allowable charge per treatment, it provides NMC with predictable and recurring per treatment revenues and allows NMC to retain any profit earned.

     When Medicare assumes responsibility as primary payor (see "-- Coordination of Benefits"), Medicare is responsible for payment of 80% of the Composite Rate set by HCFA for dialysis treatments. The Composite Rate governs the Medicare reimbursement available for a designated group of dialysis services, including the dialysis treatment, supplies used for such treatment, certain laboratory tests and certain medications. The Composite Rate consists of labor and non-labor components with adjustments made for regional wage costs, subject to a national payment floor and ceiling currently ranging from $117 to $139 per treatment, with exceptions based on specified criteria. In certain instances, products sold by Fresenius USA and RPD are included in the non-labor component of the Composite Rate as described below.

     The method under which NMC is reimbursed for home dialysis is based on which supplier is selected to provide dialysis supplies and equipment. If the center is designated as the supplier ("Method I") the center provides all dialysis treatment related services, including equipment and supplies, and is reimbursed using a methodology based on the Composite Rate. If RPD is designated as the direct supplier ("Method II"), RPD provides the patient directly with all necessary equipment and supplies and is reimbursed by Medicare at a monthly capitated rate. Clinics provide home support services to Method II patients and these services are reimbursed at a monthly fee for service basis subject to a capitated ceiling. The reimbursement rates under Method I and Method II differ, although both are prospectively determined and are subject to adjustment from time to time by Congress. Approximately 3% of Fresenius USA's peritoneal dialysis product sales (approximately 1% of total sales) are billed to Medicare pursuant to Method II reimbursement.

     Certain items and services that NMC furnishes at its dialysis centers are not included in the Composite Rate and are eligible for separate Medicare reimbursement, typically on the basis of established fee schedule amounts. Such items and services include certain drugs (such as EPO), blood transfusions and certain diagnostic tests. The rate of utilization by NMC facilities of items and services that are not included in the Composite Rate is a subject of the OIG Investigation. See "-- Legal and Regulatory Proceedings -- OIG Investigation."

     Medicare payments are subject to change by legislation and pursuant to deficit reduction measures. The Composite Rate was unchanged from commencement of the ESRD program in 1972 until 1983. From 1983 through December 1990, numerous congressional actions resulted in a net reduction of the average reimbursement rate from $138 per treatment in 1983 to approximately $125 per treatment in 1990. Congress increased the ESRD reimbursement rate, effective January 1, 1991, to an average rate of $126 per treatment.

     In 1990, Congress required that the Prospective Payment Assessment Commission ("PROPAC") study dialysis costs and reimbursement and make reports annually to Congress with a recommendation as to the appropriateness of changes to the ESRD reimbursement rates. In 1993, PROPAC recommended a 2.5% increase in the Composite Rate for independent freestanding dialysis facilities, which was not implemented by Congress. In March 1994 and again in 1995, PROPAC recommended that no changes be made in the reimbursement rate. In March 1996, PROPAC recommended a 2% increase in the Composite Rate for independent freestanding dialysis facilities. However, Congress is not required to implement PROPAC recommendations and could establish a different reimbursement rate. NMC is unable to predict what, if any, future changes may occur in the rate of Medicare reimbursement. Any significant decreases in the Medicare reimbursement rates could have a material adverse effect on NMC and, because the demand for Fresenius USA's products is affected by Medicare reimbursement, on Fresenius USA. Increases in operating costs that are affected by inflation, such as labor and supply costs, without a compensating increase in reimbursement rates, also may adversely affect NMC's and Fresenius Worldwide Dialysis' businesses and results of operations.

     The patient or third-party insurance payors, including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program, are responsible for paying any co-payment amounts for approved services not paid by Medicare (typically the annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. The extent to which NMC is actually paid the full co-payment

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amounts depends on the particular responsible party. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions which may or may not cover the full 20% co-payment or annual deductible. Where the patient has no third-party insurance and is not eligible for Medicaid, the patient is responsible for paying the co-payments, which NMC frequently does not collect fully despite reasonable collection efforts. In certain cases, NMC pays, or provides loans for the payment of, premiums for supplemental medical insurance (under which Medicare Part B coverage is provided) and/or for Medigap insurance (which covers co-payment amounts) on behalf of financially needy patients. NMC believes that this practice is lawful. The practice of providing loans or grants for the payment of supplemental medical insurance premiums is one of the subjects of review by the government as part of the OIG Investigation. See "-- Legal and Regulatory Proceedings -- OIG Investigation." Private payors reimburse NMC for dialysis and dialysis-related services not covered by Medicare, Medicaid or other government programs at contractually set amounts or at NMC's usual and customary rates.

     Laboratory Tests. A substantial portion of LifeChem's net revenues (78% in 1995) are derived from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways. Payment for certain routine tests is included in the Composite Rate paid to the centers. As to such services, the dialysis centers obtain the services from a laboratory and pay the laboratory for such services. In accordance with industry practice, LifeChem usually provides such testing services under capitation agreements with its customers pursuant to which LifeChem bills a fixed amount per patient per month irrespective of the amount of testing actually furnished. In October 1994, the OIG issued a special fraud alert in which it stated its view that the industry practice of providing tests covered by the Composite Rate at below fair market value coupled with an agreement by an ESRD facility to refer all or most of its non-Composite Rate tests to the laboratory violated the anti-kickback statute. See "-- Anti-kickback Statute, False Claims Act, Stark Law and Fraud and Abuse Laws" for a description of this statute. LifeChem's use of capitation rates in billing for tests in the Composite Rate is a subject of the OIG Investigation. See "-- Legal and Regulatory Proceedings -- OIG Investigation."

     Most laboratory tests performed by LifeChem for Medicare beneficiaries that are not included in the Composite Rate are separately billable directly to Medicare. Such tests are paid at 100% of the Medicare fee schedule amounts, which are limited by national ceilings on payment rates, called National Limitation Amounts ("NLAs"). Congress has periodically reduced the fee schedule rates and the NLAs, with the most recent reductions in the NLAs occurring in January 1996. It cannot be predicted whether or to what extent Congress will further reduce the NLAs or make other reimbursement changes that could have an adverse effect on LifeChem's business and results of operations.

     A Medicare carrier has recently proposed a new policy for diagnostic coding of certain clinical laboratory services for dialysis patients. The proposed policy would restrict coverage for certain tests based on medical necessity criteria, and subject other tests to additional payment review. If implemented in its proposed form, the policy would reduce the number of covered services and, as a result, could materially adversely affect LifeChem's revenues.

     See "-- Legal and Regulatory Proceedings -- OIG Investigation" for information relating to LifeChem's voluntary disclosure of, and repayments associated with, certain billing problems and related proceedings.

     IDPN. Among its other services, NMC Homecare administers IDPN to chronic dialysis patients who suffer from severe gastrointestinal malfunctions. These services are covered by the Medicare program under the PEN benefit, which requires extensive documentation and individual physician certification of medical necessity for each patient. Treatment by IDPN has been shown to increase the body content of vital, high biologic value proteins like albumin. Deficiency of such proteins has been shown to be associated with substantially higher risk of death, both long-term and short-term (one year), among dialysis patients.

     NMC has continued to provide IDPN therapy to severely malnourished dialysis patients because NMC believes that to be the only clinically and ethically responsible course of action. Analyses of data from NMC's PSP database, both internal and as published in peer-reviewed medical journals, indicates that malnutrition measured by a serum albumin value of 3.4 g/dl or less is associated with significantly increased mortality risk in the chronic dialysis population and that IDPN is effective in increasing serum albumin and moderating

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mortality risk for such malnourished patients. These studies show that when these initial albumin levels were 3.0 g/dl or less, IDPN treatment was accompanied by a 70% improvement in survival. Similarly, when the initial albumin was 3.4 g/dl or less, survival with IDPN treatment was improved by about 15%. IDPN treatment is therefore associated with improved odds of survival at albumin concentration lower than 3.4 g/dl and the amount of improvement increases as albumin concentrates falls. Recent statistics (March 1996) suggest that about 5% of dialysis patients suffer from albumin concentration that is 3.0 g/dl or less.

     Because the management of NMC has believed that the obligation of medical professionals and companies that support medical care to ESRD patients extends beyond the mere provision of paid-for-service to advocacy for needed treatment, NMC has accepted increasing financial risk by continuing to offer IDPN.

     Prior to September 1993, IDPN claims were processed by two regional Medicare specialty PEN carriers, which are private companies under contract with HCFA responsible for processing claims and implementing certain Medicare benefits. In late 1993, administration of Medicare PEN claims was transferred to four newly created regional Durable Medical Equipment Regional Carriers ("DMERCs"). The DMERCs implemented policies for IDPN reimbursement that resulted in a sharp reduction in the number of IDPN claims approved for payment. As a result of these payment reductions, several competitors of NMC Homecare have ceased providing IDPN. Some of these competitors' patients have subsequently become NMC Homecare patients for IDPN.

     NMC believes that the reduction in IDPN claims paid by Medicare represents an unauthorized policy coverage change. Accordingly, NMC, along with certain other IDPN providers, is pursuing various administrative and legal avenues, including administrative appeals and a declaratory judgment action, to address this problem. Although NMC contends that its IDPN claims are consistent with published Medicare coverage guidelines and ultimately will be approved for payment, there can be no assurance that the claims on appeal will be approved for payment. See "-- Legal and Regulatory Proceedings" for information about a declaratory judgment action filed by NMC challenging the legality of these restrictions on reimbursement.

     In April 1996, HCFA published new medical review policies which restrict substantially the number of patients for whom IDPN would be reimbursed by Medicare. The new policies are final and effective for claims submitted on or after July 1, 1996. NMC and other PEN providers continue to review whether and to what extent possible modifications to the new policies might be obtained in legislative, judicial or administrative forums.

     While the new policy permits continued coverage of IDPN and other PEN therapies, and while the potential impact of the new policy is subject to further analysis, NMC believes that the new policy will make it substantially more difficult to qualify patients for future coverage by, among other things, requiring certain patients to undergo onerous and/or invasive tests in order to qualify for coverage. The new policy also eliminates all reimbursement for infusion pumps. NMC, together with other interested parties, may seek to effect certain changes in the new policy (other than with respect to the elimination of pump revenues), and NMC has developed changes to its patient qualification procedures in order to comply with the policy. However, if NMC is unable to achieve meaningful change in the new policy, if physicians and patients fail to accept the new qualification procedures and/or if patients fail to qualify under such procedures, the policy could significantly reduce the number of patients eligible for Medicare coverage of IDPN and other PEN therapies. The new DMERC policy eliminates reimbursement for infusion pumps, which may adversely impact revenue by approximately $11 million on an annualized basis. For purposes of financial and operational planning, NMC estimates that as much as 50% of NMC's current patient level may no longer qualify for continued IDPN coverage under the new policies, which would adversely impact revenues by up to $42 million annually.


     If NMC is unable to collect its IDPN accounts receivable or if IDPN/PEN coverage is reduced or eliminated, Fresenius Medical Care's business, financial position and results of operations could be materially adversely affected.

     See "-- Legal and Regulatory Proceedings -- OIG Investigation" for information on issues raised by the OIG with respect to the provision of IDPN by NMC Homecare and related billing practices.

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     EPO.  Since June 1, 1989, the Medicare program has provided coverage for the administration of EPO to dialysis patients, with reimbursement made separately from the Composite Rate. Medicare reimbursement for EPO was reduced from $11.00 to $10.00 per 1,000 units, effective January 1, 1994. Future changes in the EPO reimbursement rate, inclusion of EPO in the Composite Rate, changes in the typical dosage per administration or increases in the cost of EPO purchased by NMC could adversely affect NMC's business and results of operations, possibly materially. See "-- Business of NMC -- DSD Operations."

     Non-Dialysis-Related Services. NMC Homecare and DSI provide a variety of non-dialysis-related services. Subject to various restrictions and co-payment limitations, Medicare typically pays for such non-dialysis-related services on the basis of established fee schedule amounts or, with respect to home health services, on the basis of reasonable costs. Private payors reimburse NMC for such non-dialysis-related services at contractually established amounts or at NMC's usual and customary rates. Certain Medicare carriers are imposing or considering the imposition of restrictions on diagnostic providers, such as DSI, that limit the category of tests they can perform or require direct personal physician supervision of technicians performing certain tests.

     Coordination of Benefits. The commencement date of Medicare benefits for eligible ESRD patients is determined by several factors. In general, Medicare entitlement begins three months after the initiation of chronic dialysis treatments at a dialysis center. During this three-month period (the "entitlement waiting period"), the patient, Medicaid and/or the patient's private insurer are responsible for payment.

     For dual eligible ESRD patients, Medicare benefits commence, and Medicare assumes primary payor responsibility, at the beginning of the fourth month. ESRD patients under age 65 who are covered by an employer health plan must wait 21 months (consisting of the three-month entitlement waiting period described above and an additional 18-month "coordination of benefits period") before Medicare becomes the primary payor. During this 21-month period, the employer health plan is responsible for payment as primary payor at its negotiated rate or, in the absence of such a rate, at NMC's usual and customary rates (which generally are higher than the Composite Rate), and Medicare is the secondary payor. For patients beginning dialysis at age 65 or over who are not covered by an employer health plan, Medicare coverage under the age entitlement program is already in place, and there is no coordination of benefits period for coverage of dialysis services.

     In the case of ESRD patients age 65 and over who are dual eligible ESRD patients, OBRA 93 amended the MSP provisions affecting the coordination of benefits between Medicare and the employer health plans. The vast majority of NMC's patients affected by this amendment were retirees eligible for Medicare on the basis of age, whose employer group health plan had been the supplemental payor to Medicare, and who subsequently became eligible for Medicare on the basis of ESRD. HCFA's initial implementation of OBRA 93, confirmed in a Program Memorandum dated July 15, 1994, was that all employer health plans must recognize an 18-month coordination of benefits period during which the employer health plans are the primary payor, regardless of prior Medicare eligibility on account of age and even if the employer health plan covered the enrollee as a retiree, rather than as an active employee. This implementation of the MSP provision of OBRA 93 for such dual eligible ESRD patients had a positive impact on DSD's revenues because during the 18-month coordination of benefits period, the employer health plan was responsible for payment at its negotiated rate or, in the absence of such a rate, at NMC's usual and customary rate (which, as noted above, is generally higher than the Composite Rate). Upon implementation of the OBRA 93 provisions with respect to dual eligible ESRD patients, NMC adopted a procedure for rebilling private payors for certain amounts previously billed to Medicare and for crediting Medicare for overpayments. The process by which NMC notified Medicare intermediaries with respect to overpayments received as a result of amounts rebilled to employer health plans is a subject of the OIG Investigation. See "-- Legal and Regulatory Proceedings -- OIG Investigation."

     In a second Program Memorandum dated April 24, 1995, HCFA reversed its implementation of the OBRA 93 MSP change in a manner which would substantially diminish the positive revenue effect on DSD of the original implementation. Under the new policy, no new 18-month coordination of benefits period would arise for an individual who was already age-eligible for Medicare when ESRD entitlement arose and who was

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covered under the employer health plan as a retiree, rather than as an active employee. HCFA further proposed that its new policy be effective retroactive to August 10, 1993, the effective date of OBRA 93. See "-- Legal and Regulatory Proceedings -- OBRA 93" for information about a complaint filed by NMC seeking to preclude HCFA from enforcing its new policy. If HCFA's revised interpretation is upheld, NMC's business, financial position and results of operations would be materially adversely affected, particularly if the revised interpretation is applied retroactively. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC."

     Possible Changes in Medicare. Because the Medicare program represents a substantial portion of the federal budget, in order to reduce the federal government deficit, and for other reasons, the U.S. Congress takes action in almost every legislative session to modify the Medicare program by refining the amounts payable to health care providers. Legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by Fresenius Medical Care and its subsidiaries. In this regard, both the executive branch and members of Congress from both parties have recently proposed significant reductions in the Medicare program as part of initiatives to reduce the federal government deficit. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations may adversely affect Fresenius Medical Care's, Fresenius USA's and NMC's business and results of operations.

  NON-U.S.

     Reimbursement arrangements outside the U.S. vary significantly from country to country. In developed areas, such as Western Europe, national health insurance programs frequently provide coverage for dialysis treatments and, in some cases, provide reimbursement at rates higher than those available in the U.S. In less developed countries, reimbursement programs often do not exist, and patients then bear the entire cost of dialysis treatment. Some developing countries, especially in the Asia/Pacific region and South America, are moving toward national health insurance programs modelled after those in Europe.

ANTI-KICKBACK STATUTE, FALSE CLAIMS ACT, STARK LAW AND FRAUD AND ABUSE LAWS

     Various operations of Fresenius USA and NMC are subject to federal and state statutes and regulations governing financial relationships between health care providers and potential referral sources and reimbursement for services and items provided to Medicare and Medicaid patients. Such laws include the anti-kickback statute, the False Claims Act, the Stark Law, other federal fraud and abuse laws and similar state laws. These laws may apply because NMC's Medical Directors and other physicians with whom NMC has financial relationships refer patients to, and order diagnostic and therapeutic services from, NMC's dialysis centers and other operations. As is generally true in the dialysis industry, at each DSD center a small number of physicians account for all or a significant portion of the patient referral base. An ESRD patient generally seeks treatment at a center that is convenient to the patient and at which the patient's nephrologist has staff privileges. Virtually all of NMC's centers maintain open staff privileges for local nephrologists. The ability of NMC to provide quality dialysis care and to otherwise meet the needs of patients and local physicians is central to its ability to attract nephrologists to DSD centers and to receive referrals from such physicians.

     The federal government, many states and private third-party insurance payors have made combating health care fraud and abuse one of their highest enforcement priorities, resulting in increasing resources devoted to this problem. Consequently, the OIG and other enforcement authorities are increasing scrutiny of arrangements between physicians and health care providers for possible violations of the anti-kickback statute or other federal laws. Certain competitors of NMC who have faced federal criminal charges under these statutes have entered into settlement agreements under which they have agreed to pay substantial fines and penalties. See "-- Legal and Regulatory Proceedings -- OIG Investigation" for information concerning the OIG Investigation of NMC's activities under these provisions.

     NMC has undertaken a program to review and enhance its compliance system. The review is multifaceted and includes internal review of current practices company-wide to determine whether any

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changes in existing policies are advisable and use of a nationally recognized consulting firm to review and enhance existing compliance programs and policies. NMC expects that such review efforts will be ongoing as part of NMC's compliance efforts. NMC took measures to review internally certain matters addressed in the OIG Investigation before the investigation was announced as part of its ongoing compliance efforts. Such efforts included a review of contractual arrangements prior to and in anticipation of the Stark Law in January 1995 and periodic reviews of other contractual arrangements and policies. NMC does not expect these changes to have a material impact on its financial position or results of operations.

  ANTI-KICKBACK STATUTE

     The anti-kickback statute generally prohibits the knowing and willful solicitation, receipt, offer or payment of any remuneration, whether direct or indirect, in return for or to induce the referral of patients or the ordering or purchasing of items or services payable in whole or in part under Medicare, Medicaid or state health care programs. Certain federal courts have interpreted the anti-kickback statute broadly, for example as prohibiting payments to induce the referral of Medicare business, irrespective of any other legitimate motives. However, one federal appellate court has found that a violation of the anti-kickback statute requires specific knowledge of the anti-kickback statute and specific intent to disobey the law. Sanctions for violations of the anti-kickback statute include criminal and civil penalties, such as imprisonment or fines of up to $25,000 per violation, and exclusion from the Medicare or Medicaid programs. In addition, certain provisions of federal criminal law that may be applicable provide that if a corporation is found guilty of a criminal offense it may be fined no more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense.

     Because of the breadth of the anti-kickback statute, substantial uncertainty has resulted regarding which practices violate the statute and which practices are legitimate. Two methods the OIG uses periodically to give guidance to providers about the anti-kickback statute are "safe harbor" regulations and special fraud alerts. The safe harbor regulations, which were first promulgated in final form on July 29, 1991 and have subsequently been amended, create exceptions or safe harbors, in addition to the statutory exceptions, for certain business arrangements that would otherwise be prohibited by the anti-kickback statute. An arrangement that satisfies all of the standards of the applicable safe harbors is deemed not to violate the anti-kickback statute. Arrangements that fall outside of the safe harbors do not necessarily violate the anti-kickback statute; rather, such arrangements are not afforded protection from prosecution and may be subject to scrutiny by enforcement agencies. Special fraud alerts are intended to inform providers of the OIG's enforcement priorities and to identify suspect practices the OIG believes violate the anti-kickback statute. See "-- Legal and Regulatory Proceedings -- OIG Investigation" for information concerning the OIG Investigation of certain of NMC's activities, including Medical Director contracts and compensation.

     Some states also have enacted statutes similar to the anti-kickback statute, which may include criminal penalties, apply to referrals of patients regardless of payor source or contain exceptions different from each other and from those contained in the anti-kickback statute.

  FALSE CLAIMS ACT AND RELATED CRIMINAL PROVISIONS

     The U.S. federal False Claims Act (the "False Claims Act") imposes civil penalties for making false claims with respect to governmental programs, such as Medicare and Medicaid, for services not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Moreover, private individuals may bring qui tam or "whistle blower" suits against providers under the False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the DOJ. A few federal district courts have recently interpreted the False Claims Act as applying to claims for reimbursement that violate the anti-kickback statute under certain circumstances. The False Claims Act generally provides for the imposition of civil penalties of $5,000 to $10,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Criminal provisions that are similar to the False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement

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that it knows to be false, fictitious or fraudulent to any federal agency it may be fined not more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense.

     Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages.

  STARK LAW

     The original Stark Law, known as "Stark I" and enacted as part of the Omnibus Budget Reconciliation Act of 1989, prohibits a physician from referring Medicare patients for clinical laboratory services to entities with which the physician (or an immediate family member) has a prohibited financial relationship, unless certain exceptions apply. A financial relationship is defined as an ownership or investment interest in the entity or a compensation arrangement between the physician and the entity. The statutory exceptions in many cases are similar to the OIG's safe harbors applicable to the anti-kickback statute. For example, a provider may not bill for clinical laboratory services referred by a physician with a prohibited financial relationship. Sanctions for violations of the Stark Law may include denial of payment, refund obligations, civil monetary penalties or exclusion of the provider from the Medicare or Medicaid program.

     Provisions of OBRA 93, known as "Stark II," amended Stark I to revise and expand upon various statutory exceptions, to expand the services regulated by the statute to a list of "Designated Health Services", and to prohibit Medicaid referrals where a prohibited financial relationship exists. The additional Designated Health Services include: physical therapy services; occupational therapy services; radiology services, including magnetic resonance imaging, computer axial tomography scans and ultrasound services; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. Although dialysis services are not listed as a Designated Health Service, NMC has determined that the Stark Law may apply to dialysis-related Designated Health Services not paid for under the Composite Rate as well as to certain services provided by DSI, LifeChem and NMC Homecare. Fresenius USA believes that the Stark Law may apply to Fresenius USA's sales of peritoneal dialysis products for home use.

     The provisions of Stark II generally became effective on January 1, 1995. Prior to the effective date of Stark II, NMC had reimbursed the substantial majority of its Medical Directors on the basis of a percentage of net pre-tax earnings of the facilities. In response to Stark II, since January 1, 1995, DSD has compensated its Medical Directors on a fixed fee arrangement to comply with the requirements of Stark II. As part of such arrangement, approximately 25% of the Medical Director's compensation is held back and earned by the Medical Director on the basis of the Medical Director's achievement of quality and cost containment goals. The compensation of Medical Directors is a subject of the OIG Investigation. See "-- Legal and Regulatory Proceedings -- OIG Investigation."

     On August 14, 1995, HCFA promulgated a final regulation implementing Stark I and the restrictions on referrals for clinical laboratory services. One of the provisions of the regulation significantly affecting dialysis providers is HCFA's interpretation that the Stark Law applies to dialysis-related laboratory services. However, HCFA promulgated a regulatory exception for clinical laboratory services paid for as part of the Composite Rate. Although this regulation did not implement the provisions of Stark II applicable to the additional list of Designated Health Services, which would be subject to a separate yet to be issued Stark II regulation, HCFA indicated that a majority of its interpretations in the Stark I regulation would apply to the Stark II regulation. HCFA has not formally stated when it plans to issue the Stark II regulation.

     Several states in which NMC operates have enacted self-referral statutes similar to the Stark Law. Such state self-referral laws typically apply to referrals of patients regardless of payor source and may contain exceptions different from each other and from those contained in the Stark Law.

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  OTHER FRAUD AND ABUSE LAWS

     NMC's and Fresenius USA's operations are also subject to a variety of other federal and state fraud and abuse laws, principally designed to ensure that claims for payment to be made with public funds are complete, accurate and fully comply with all applicable program rules.

     The civil monetary provisions of the anti-kickback statute are triggered by violations of numerous rules under the statute, including the filing of a false or fraudulent claim and billing in excess of the amount permitted to be charged for a particular item or service. Monetary penalties of up to $2,000 plus twice the amount of the claim for each item or service for which an improper claim for payment was made, may be imposed, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims. Violations may also result in suspension of payments or exclusion from the Medicare and Medicaid programs.

     In addition to the statutes described above, other criminal statutes may be applicable to conduct that is found to violate any of the statutes described above.

LEGAL AND REGULATORY PROCEEDINGS

     As discussed in greater detail below, NMC is the subject of investigations by several federal agencies and authorities, the outcome of which cannot be predicted. If the government were successfully to pursue claims arising from any of these investigations, NMC or one or more of its subsidiaries could be subject to civil or criminal penalties, including substantial fines, suspension of payments or exclusion from the Medicare program. Any such result could have a material adverse effect on NMC's business, financial condition and results of operation. In addition, as discussed below, NMC has become aware that it is the subject of a qui tam or "whistleblower" action with respect to some or all of the issues raised by the government investigations; and NMC may be the subject of other "whistleblower" actions.

  OIG INVESTIGATION

     On October 17, 1995, NMC received five investigative subpoenas from the OIG. The subpoenas were issued in connection with an investigation being conducted by the OIG, the U.S. Attorney for the District of Massachusetts and others concerning possible violations of federal laws, including the anti-kickback statute and the False Claims Act. The subpoenas call for extensive document production relating to various aspects of NMC's business.

     The five subpoenas cover the following areas: (a) NMC's corporate management, personnel and employees, organizational structure, financial information and internal communications; (b) NMC's dialysis services business, principally relating to its Medical Director contracts and compensation; (c) NMC's treatment of credit balances resulting from overpayments received under the Medicare ESRD program, its billing for home dialysis services, and its payment of supplemental medical insurance premiums on behalf of indigent patients; (d) LifeChem's laboratory business, including documents relating to testing procedures, marketing, customers, competition and certain over-payments totaling approximately $4.9 million that were received by LifeChem from the Medicare program with respect to laboratory services rendered between 1989 and 1993; and (e) NMC Homecare and, in particular, information concerning IDPN billing practices related to various services, equipment and supplies and payments made to third parties as compensation for administering IDPN therapy.

     NMC is cooperating with the OIG investigation and has made, and is expected to continue to make, extensive document production in response to the subpoenas. Because of the breadth of the subpoenas, the government has identified and is continuing to identify specific categories of documents that it is requiring NMC to produce and has deferred compliance with substantial portions of the subpoenas at this time. NMC has received another OIG subpoena requiring the production of limited categories of additional documents relating to subject matters covered by the original subpoenas and may receive additional such subpoenas from time to time.

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     The government has identified a number of particular areas of its inquiry.
The government has indicated that the areas identified are not exclusive, and that it may pursue additional areas. As noted, the penalties applicable under the anti-kickback statute, the False Claims Act and other federal and state statutes and regulations applicable to NMC's business can be substantial. See "-- Anti-Kickback Statute, False Claims Act, Stark Law and Fraud and Abuse Laws." While NMC asserts that it is able to offer legal and/or factual defenses with respect to the areas the government has identified, there can be no assurance that the federal government and/or one or more state agencies will not claim that NMC has violated statutory or regulatory provisions. Additionally, it is possible that one or more qui tam actions alleging that NMC submitted false claims to the government may have been filed under seal by former or current NMC employees or other individuals who may have familiarity with one or more of the issues under investigation. As noted, under the False Claims Act, any such private plaintiff could pursue an action against NMC in the name of the U.S. at his or her own expense if the government declines to do so. It is also possible that one or more private payors will claim that NMC received excess payments and will seek reimbursement and other damages from NMC.

     An adverse determination with respect to any of the issues addressed by the subpoenas, or any of the other issues that have been or may be identified by the government, could have a material adverse impact on NMC and could result in the payment of substantial fines, penalties and reimbursements or the suspension of payments or exclusion of NMC or one or more of its subsidiaries from the Medicare program. Under the terms of the Reorganization, any potential resulting liability will be retained by NMC, and New Grace will be indemnified by FNMC against all potential liability arising from or relating to the OIG Investigation. See "THE REORGANIZATION -- The Distribution Agreement." The particular areas identified by the government to date are as follows.

  Medical Director Compensation

     The government is investigating whether DSD's compensation arrangements with its Medical Directors constitute payments to induce referrals, which would be illegal under the anti-kickback statute, rather than payment for services rendered. DSD compensated the substantial majority of its Medical Directors on the basis of a percentage of the earnings of the dialysis center for which the Medical Director was responsible from the inception of NMC's predecessor in 1972 until January 1, 1995, the effective date of Stark II. Under the arrangements in effect prior to January 1, 1995, the compensation paid to Medical Directors was adjusted to include "add backs," which represented a portion of the profit earned by MPG on products purchased by the Medical Director's facility from MPG and (until January 1, 1992) a portion of the profit earned by LifeChem on laboratory services provided to patients at the Medical Director's facility. These adjustments were designed to allocate a profit factor to each dialysis center relating to the profits that could have been realized by the center if it had provided the items and services directly rather than through a subsidiary of NMC. The percentage of profits paid to any specific Medical Director was reached through negotiation, and was typically a provision of a multi-year consulting agreement.

     Since January 1, 1995, DSD has compensated its Medical Directors on a fixed fee arrangement to comply with the requirements of Stark II. As part of the arrangement, approximately 25% of the Medical Director's compensation is held back and earned by the Medical Director on the basis of the Medical Director's achievement of quality and cost containment goals. In renegotiating its Medical Director compensation arrangements in connection with Stark II, DSD took account of the compensation levels paid to its Medical Directors in prior years.

     Certain government representatives have expressed the view in meetings with counsel for NMC that arrangements where the Medical Director was or is paid amounts in excess of the "fair market value" of the services rendered may evidence illegal payments to induce referrals, and that hourly compensation is a relevant measure for evaluating the "fair market value" of the services. DSD does not compensate its Medical Directors on an hourly basis and has asserted to the government that hourly compensation and "fair market value" are not relevant factors in determining whether the anti-kickback statute has been violated. Because of the wide variation in the profitability of its facilities, and the variation in the profit percentage contractually negotiated between DSD and its Medical Directors, there is a wide variation in the amounts that have been

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paid to Medical Directors. The Medical Director contracts negotiated in connection with the requirements of Stark II also have a wide variation in Medical Director compensation.

     The compensation that DSD has paid and is continuing to pay to a material number of its Medical Directors could be viewed as being in excess of "fair market value," both in absolute terms and in terms of hourly compensation. NMC has asserted to the government that its compensation arrangements do not constitute illegal payments to induce referrals. NMC has also asserted to the government that OIG auditors repeatedly reviewed NMC's compensation arrangements with its Medical Directors in connection with their audits of the costs claimed by DSD; that the OIG stated in its audit reports that, with the exception of certain technical issues, NMC had complied with applicable Medicare laws and regulations pertaining to the ESRD program; and that NMC reasonably relied on these audit reports in concluding that its program for compensating Medical Directors was lawful. There has been no indication that the government will accept NMC's assertions concerning the legality of its arrangements generally or NMC's assertion that it reasonably relied on OIG audits, or that the government will not focus on specific arrangements that DSD has made with one or more Medical Directors and claim that those specific arrangements were or are unlawful.

     The government is also investigating whether DSD's profit sharing arrangements with its Medical Directors influenced them to order unnecessary ancillary services and items. NMC has asserted to the government that the rate of utilization of ancillary services and items by its Medical Directors is reasonable and that it did not provide illegal inducements to Medical Directors to order ancillary services and items.

  Credit Balances

     In the ordinary course of business, Medicare providers like DSD receive overpayments from Medicare intermediaries for services that they provide to Medicare patients. Medicare intermediaries commonly direct such providers to notify them of the overpayment and not remit such amounts to the intermediary by check or otherwise unless specifically requested to do so. In 1992, HCFA adopted a regulation requiring certain Medicare providers, including dialysis centers, to file a quarterly form listing unrecouped overpayments with the Medicare intermediary responsible for reimbursing the provider. The first such filing was required to be made as of June 30, 1992 for the period beginning with the initial date that the provider participated in the Medicare program and ending on June 30, 1992.

     The government is investigating whether DSD intentionally understated the Medicare credit balance reflected on its books and records for the period ending June 30, 1992 by reversing entries out of its credit balance account and taking overpayments into income in anticipation of the institution of the new filing requirement. DSD's policy was to notify Medicare intermediaries in writing of overpayments upon receipt and to maintain unrecouped Medicare overpayments as credit balances on the books and records of DSD for four years; overpayments not recouped by Medicare within four years would be reversed from the credit balance account and would be available to be taken into income. NMC asserts that Medicare overpayments that have not been recouped by Medicare within four years are not subject to recovery under applicable regulations. NMC also asserts that its initial filing with the intermediaries disclosed the credit balance on the books and records of DSD as shown in accordance with its policy.

     The government is also investigating whether DSD failed to disclose Medicare overpayments that resulted from DSD's obligation to rebill commercial payors for amounts originally billed to Medicare under HCFA's initial implementation of the OBRA 93 amendments to the secondary payor provisions of the Medicare Act. See "-- OBRA 93." DSD experienced delays in reporting a material amount of overpayments after the implementation of the OBRA 93 amendments. NMC asserts that most of these delays were the result of the substantial administrative burdens placed on DSD as a consequence of the changing and inconsistent instructions issued by HCFA with respect to the OBRA 93 amendments and were not intentional. Substantially all overpayments resulting from the rebilling effort associated with the OBRA 93 amendments have now been reported. Procedures are in place that are designed to ensure that subsequent overpayments resulting from the OBRA 93 amendments will be reported on a timely basis.

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  Supplemental Medical Insurance

     DSD provides grants or loans for the payment of premiums for supplemental medical insurance (under which Medicare Part B coverage is provided) on behalf of a small percentage of its patients who are financially needy. The government is investigating this practice. NMC asserts that the practice is lawful.

  Overpayments for Home Dialysis Services

     NMC acquired HIC, an in-center and home dialysis service provider, in 1993. At the time of the acquisition, HIC was the subject of a claim by HCFA that HIC had received payments for home dialysis services in excess of the Medicare reasonable charge for services rendered prior to February 1, 1990. NMC settled the HCFA claim against HIC in 1994. The government is investigating whether the settlement concerning the alleged overpayments made to HIC resolved all issues relating to such alleged overpayments. The government is also investigating whether an NMC subsidiary, Home Dialysis Services, Inc. ("HDS"), received payments similar to the payments that HIC received, and whether HDS improperly billed for home dialysis services in excess of the monthly cost cap for services rendered on or after February 1, 1990. The government is investigating whether NMC was overpaid for services rendered. NMC asserts that the billings by HDS were proper.

  LifeChem

     Overpayments. On September 22, 1995, LifeChem voluntarily disclosed certain billing problems to the government that had resulted in LifeChem's receipt of approximately $4.9 million in overpayments from the Medicare program for laboratory services rendered between 1989 and 1993. LifeChem asserts that most of these overpayments relate to errors caused by a change in LifeChem's computer systems and that the remainder of the overpayments were the result of the incorrect practice of billing for a complete blood count with differential when only a complete blood count was ordered and performed, and of the incorrect practice of billing for a complete blood count when only a hemoglobin or hematocrit test was ordered. LifeChem asserts that the overpayments it received were not caused by fraudulent activity.

     LifeChem made these disclosures to the government as part of an application to be admitted to a voluntary disclosure program begun by the government in mid-1995. At the time of the disclosures, LifeChem tendered repayment to the government of the $4.9 million in overpayments. After the OIG investigation was announced, the government indicated that LifeChem had not been accepted into its voluntary disclosure program. The government has deposited the $4.9 million check with NMC's approval. The matters disclosed in LifeChem's September 22, 1995 voluntary disclosure are a subject of the OIG Investigation.

     On June 7, 1996, LifeChem voluntarily disclosed an additional billing problem to the government that had resulted in LifeChem's receipt of between $40,000 and $160,000 in overpayments for laboratory services rendered in 1991. LifeChem advised the government that this overpayment resulted from the submission for payment of a computer billing tape that had not been subjected to a "billing rules" program designed to eliminate requests for payments for laboratory tests that are included in the composite rate and that were not eligible for separate reimbursement. LifeChem also advised the government that there may have been additional instances during the period from 1990 to 1992 when other overpayments were received as a result of the submission of computer billing tapes containing similar errors and that it was in the process of determining whether such additional overpayments were received. On June 21, 1996, LifeChem advised the government that the 1991 billing problem disclosed on June 7, 1996 resulted in an overpayment of approximately $112,000. LifeChem also advised the government that certain records suggest instances in July 1990 and August 31 through September 11, 1990, when billing tapes may have been processed without rules processing. LifeChem is continuing its effort to determine whether any other overpayments occurred.

     Capitation for routine tests and panel design. In October 1994, the OIG issued a special fraud alert in which it stated its view that the industry practice of offering to perform or performing the routine tests covered by the Composite Rate at a price below fair market value, coupled with an agreement by a dialysis center to refer all or most of its non-Composite Rate tests to the laboratory, violates the anti-kickback statute. See "-- Reimbursement." In response to this alert, LifeChem changed its practices with respect to testing covered

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by the Composite Rate to increase the amount charged to both DSD and third-party dialysis centers and reduce the number of tests provided for the fixed rate. The government is investigating LifeChem's practices with respect to these tests.

     Benefits provided to dialysis centers and persons associated with dialysis centers. The government is investigating whether any DSD or third-party dialysis center or any person associated with any such center was provided with benefits in order to induce them to use LifeChem services. Such benefits could include, for example, discounts on RPD supplies, the provision of computer equipment, the provision of money for the purchase of computer equipment, and the provision of research grants. NMC has identified certain instances in which benefits were provided to MPG customers who purchased medical products from RPD and used LifeChem's laboratory services. The government may claim that the provision of such benefits violates, among other things, the anti-kickback statute.

     Business and testing practices. As noted above, the government has identified a number of specific categories of documents that it is requiring NMC to produce at this time. In addition to documents relating to the areas discussed above, the government has also required LifeChem to produce at this time documents relating to the equipment and systems used by LifeChem in performing and billing for clinical laboratory blood tests, the design of the test panels offered and requisition forms used by LifeChem, the utilization rate for certain tests performed by LifeChem, recommendations concerning diagnostic codes to be used in ordering tests for patients with given illnesses or conditions, and internal and external audits and investigations relating to LifeChem's billing and testing. These areas of inquiry are similar to inquiries that the OIG has made to other Medicare and Medicaid providers in the clinical laboratory industry within the past several years.

  IDPN

     Administration kits. As discussed above, one of the principal activities of NMC Homecare is to provide IDPN therapy to dialysis patients at both NMC-owned facilities and at facilities owned by other providers. See
"-- Business of NMC -- NMC Homecare." IDPN therapy is typically provided to the patient 12-13 times per month during dialysis treatment. Bills are submitted to Medicare on a monthly basis and include separate claims for reimbursement for supplies, including, among other things, nutritional solutions, administration kits and infusion pumps. In February 1991, the Medicare carrier responsible for processing NMC Homecare's IDPN claims issued a Medicare advisory to all parenteral and enteral nutrition suppliers announcing a coding change for reimbursement of administration kits provided in connection with IDPN therapy for claims filed for items provided on or after April 1, 1991. The Medicare allowance for administration kits during this period was approximately $625 per month per patient. The advisory stated that IDPN providers were to indicate the "total number of actual days" when administration kits were "used," instead of indicating that a one-month supply of administration kits had been provided. In response, NMC Homecare billed for administration kits on the basis of the number of days that the patient was on an IDPN treatment program during the billing period, which typically represented the entire month, as opposed to the number of days the treatment was actually administered. During the period from April 1991 to June 1992, NMC Homecare had an average of approximately 1,200 IDPN patients on service.

     In May 1992, the carrier issued another Medicare advisory to all PEN suppliers in which it stated that it had come to the carrier's attention that some IDPN suppliers had not been prorating their billing for administration kits used by IDPN patients and that providers should not bill for administration kits on the basis of the number of days that the patient was on an IDPN treatment program during the billing period. The advisory stated further that the carrier would be conducting "a special study to determine whether or not overpayments have occurred as a result of incorrect billing" and that "[i]f overpayments have resulted, providers that have incorrectly billed" would "be contacted so that refunds can be recovered." NMC Homecare revised its billing practices in response to this advisory for claims filed for items provided on or after July 1, 1992. NMC Homecare was not asked to refund any amounts relating to its billings for administration kits following the issuance of the second advisory.

     The government is investigating whether NMC submitted false claims for administration kits during the period from April 1, 1991 to June 30, 1992. NMC asserts that the claims submitted in connection with billing

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

for administration kits were proper. The government may claim that NMC Homecare's billing for administration kits during this period violates, among other things, the False Claims Act.

     Infusion Pumps and IV Poles. During the time period covered by the subpoenas, Medicare regulations permitted IDPN providers to bill Medicare for the infusion pumps and, until 1992, for IV poles provided to IDPN patients in connection with the administration of IDPN treatments. These regulations do not expressly specify that a particular pump and IV pole be dedicated to a specific patient, and NMC asserts that these regulations permitted NMC Homecare to bill Medicare for an infusion pump and IV pole so long as the patient was infused using a pump and IV pole. Despite the absence of an express regulatory specification, NMC Homecare developed a policy to deliver to a dialysis center a dedicated infusion pump and IV pole for each patient, although NMC cannot represent that it followed this policy in every instance. The government is investigating the propriety of NMC Homecare's billings for infusion pumps and IV poles.

     As noted above, under the new policies published by HCFA with respect to IDPN therapy, NMC will not be able to bill for infusion pumps after July 1, 1996. The government discontinued reimbursement for IV poles in 1992.

     "Hang fees" and other payments. IDPN therapy is typically provided to the patient during dialysis by personnel employed by the dialysis center treating the patient with supplies provided and billed to Medicare by NMC Homecare in accordance with the Medicare parenteral nutrition supplier rules. In order to compensate dialysis centers for the costs incurred in administering IDPN therapy and monitoring the patient during therapy, NMC Homecare followed the industry-wide practice of paying a "hang fee" to the center. Dialysis centers are responsible for reporting such fees to HCFA on their cost reports. For DSD dialysis centers, the fee was $30 per administration, based upon internal DSD cost calculations. For third-party dialysis centers, the fee was negotiated with each center, typically pursuant to a written contract, and ranged from $15 to $65 per administration. NMC has identified instances in which other payments and amounts beyond that reflected in a contract were paid to these third-party centers.

     In July 1993, the OIG issued a management advisory alert to HCFA in which it stated that "hang fees" and other payments made by suppliers of IDPN to dialysis centers "appear to be illegal as well as unreasonably high." The government is investigating the nature and extent of the "hang fees" and other payments made by NMC Homecare as well as payments by NMC Homecare to physicians whose patients have received IDPN therapy. The government may claim that the payments by NMC Homecare to dialysis centers violate, among other things, the anti-kickback statute.

     Utilization of IDPN. Since 1984, when HCFA determined that Medicare should cover IDPN and other parenteral nutrition therapies, NMC has been an industry leader in identifying situations in which IDPN therapy is beneficial to ESRD patients. It is the policy of NMC Homecare to seek Medicare reimbursement for IDPN therapy only when it is prescribed by a patient's treating physician and when it believes that the circumstances satisfy the requirements published by HCFA and its carrier agents. Prior to 1994, HCFA and its carriers approved for payment more than 90% of the IDPN claims submitted by NMC Homecare. Since 1994, the rate of approval for Medicare reimbursement for IDPN claims submitted by NMC Homecare for new patients, and by the infusion industry in general, has fallen to approximately 9%. NMC contends that the reduction in rates of approval has occurred because HCFA and its carriers have implemented an unauthorized change in coverage policy without giving notice to providers. See "-- IDPN Coverage Issues." While NMC Homecare has continued to offer IDPN to patients pursuant to the prescription of the patients' treating physicians and to submit claims for Medicare reimbursement when it believes the requirements stated in HCFA's published regulations are satisfied, other providers have responded to the drop in the approval rate for new Medicare IDPN patients by abandoning the Medicare IDPN business, cutting back on the number of Medicare patients to whom they provide IDPN, or declining to add new Medicare patients. The number of patients to whom NMC Homecare provides IDPN has thus increased.

     The government is investigating the utilization rate of IDPN therapy among NMC patients and whether NMC submitted IDPN claims to Medicare for patients who were not eligible for coverage or with inadequate documentation of eligibility. NMC asserts that the utilization rate of IDPN therapy among its dialysis patients, which, in 1995, averaged less than 3.5%, is the result of the factors discussed above and that it is the policy of NMC Homecare to seek Medicare reimbursement for IDPN therapy prescribed by the patient's

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treating physician in accordance with the requirements published by HCFA and its carrier agents. There can be no assurance that the government will accept NMC's view or that the government will not claim that NMC Homecare submitted IDPN claims for individuals who were not eligible for coverage or with inadequate documentation of eligibility.

  QUI TAM ACTION

     Grace and NMC have recently become aware that a qui tam action has been filed in the United States District Court for the Southern District of Florida, Southern Division (the "Florida Action"). The original complaint in the Florida Action was filed under seal in 1994. The Relator filed an Amended Complaint under seal on July 8, 1996. The seal with respect to the Amended Complaint was partially lifted pursuant to court order to permit the government to provide Grace and NMC with a copy of the Amended Complaint. Grace and NMC received copies of the Amended Complaint on July 10, 1996. Pursuant to a court order dated July 26, 1996, the seal was further modified to permit Grace to provide copies of the Amended Complaint to Fresenius AG, lenders involved in the NMC credit facility and their respective counsel and to permit Grace and NMC to describe the allegations of the Amended Complaint in its securities filings with respect to the Reorganization.

     The Amended Complaint alleges, among other things, that Grace, Grace Chemicals and NMC violated the False Claims Act in connection with certain billing practices regarding IDPN and the administration of EPO. The Amended Complaint alleges that as a result of this allegedly wrongful conduct, the United States suffered actual damages in excess of $200 million and alleges that the defendants are liable to the United States for three times the amount of the alleged damages plus fines of up to $10,000 per false claim. The Amended Complaint also seeks the imposition of a constructive trust on the proceeds of the NMC dividend to Grace Chemicals for the benefit of the United States on the ground that the Reorganization constitutes a fraudulent conveyance that will render NMC unable to satisfy the claims asserted in the Amended Complaint. As noted under "-- OIG Agreements," the United States has agreed to release any such claim.

  OIG AGREEMENTS

As a result of discussions with representatives of the United States in connection with the OIG investigation, certain agreements (the "OIG Agreements") have been entered into to guarantee the payment of any obligations of NMC to the United States relating to or arising out of the OIG investigation and the Florida Action (the "Government Claims"). For the purposes of the OIG Agreements, an Obligation is (a) a liability or obligation of NMC to the United States in respect of a Government Claim pursuant to a court order (i) which is final and nonappealable or (ii) the enforcement of which has not been stayed pending appeal or (b) a liability or obligation agreed to be an Obligation in a settlement agreement executed by Fresenius Medical Care, Grace or NMC, on the one hand, and the United States, on the other hand. As stated elsewhere herein, the outcome of the OIG investigation cannot be predicted. The entering into of the OIG Agreements is not an admission of liability by any party with respect to the OIG investigation, nor does it indicate the liability, if any, which may result therefrom.

     Under the OIG Agreements, effective upon consummation of the Reorganization, the United States will be provided by Fresenius Medical Care and Grace with a joint and several guarantee of payment when due of all Obligations (the "Primary Guarantee"). As credit support for this guarantee, NMC will deliver, on or prior to the Effective Date, an irrevocable standby letter of credit in the amount of $150 million. The United States will return such letter of credit (or any renewal or replacement) for cancellation when all Obligations have been paid in full or it is determined that NMC has no liability in respect of the Government Claims. In addition, under the OIG Agreements, effective upon consummation of the Reorganization, the United States will be provided with a guarantee by Grace Chemicals of the obligations of Fresenius Medical Care under the Primary Guarantee in respect of Government Claims for acts and transactions that took place at any time up to the consummation of the Reorganization (the "Secondary Guarantee"). Under the Secondary Guarantee, payment will be required only if, and to the extent that, Obligations have become due and payable and remain uncollected for 120 days. Grace Chemicals is a third party beneficiary of the Primary Guarantee and may institute suit to enforce its terms.

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     Under the OIG Agreements, the United States has agreed, solely in its capacity as holder of the Government Claims: (a) to not take any action whatsoever to impede, prohibit, enjoin, delay or otherwise interfere with consummation of the Reorganization on grounds that the Reorganization constitutes a fraudulent conveyance or other similarly avoidable transfer as to the United States; (b) to represent to the court in the Florida Action or any other court presented with an attempt by a relator in any qui tam action relating in substantial part to matters that are the subject of the Florida Action or the OIG investigation to impede, prohibit, enjoin, delay or otherwise interfere with consummation of the Reorganization that the OIG Agreements satisfy the concerns of the United States with respect to the Reorganization and; (c) effective upon consummation of the Reorganization, to release and discharge Grace Chemicals, Grace, NMC, Fresenius Medical Care, and certain other parties (collectively, the "Releasees") from claims to the effect that the Reorganization (or any transaction comprising a part thereof) constitutes a fraudulent conveyance or other similarly avoidable transfer as to the United States.

     Fresenius Medical Care and the United States state in the OIG Agreements that they will negotiate in good faith to attempt to arrive at a consensual resolution of the Government Claims and, in the context of such negotiations, will negotiate in good faith as to the need for any restructuring of the payment of any obligations arising under such resolution, taking into account the ability of Fresenius Medical Care to pay the Obligations. The OIG Agreements state that the foregoing statements shall not be construed to obligate any person to enter into any settlement of the Government Claims or to agree to a structured settlement. Moreover, the OIG Agreements state that the statements described in the first sentence of this paragraph are precatory and statements of intent only and that (a) compliance by the United States with such provisions is not a condition or defense to the obligations of Fresenius
Medical Care, Grace or Grace Chemicals under the OIG Agreements and (b) breach of such provisions by the United States cannot and will not be raised by Fresenius Medical Care, Grace New York or Grace Chemicals to excuse performance of their respective obligations under the OIG Agreements.


     If the Reorganization in not consummated on or before October 1, 1996, the OIG Agreements will terminate and be of no further force and effect unless all parties thereto agree otherwise in writing. If the Reorganization Agreement is amended, modified or supplemented after the date of this Joint Proxy Statement-Prospectus, Fresenius Medical Care will provide the United States with written notice describing the nature of such amendment, modification or supplement. If the United States determines that such amendment, modification or supplement is adverse to its interests, the United States will have the right to terminate the OIG Agreements by delivering written notice of such termination within 10 business days of its actual receipt of notice of such amendment, modification or supplement.

     The foregoing describes the material terms of the OIG Agreements, copies of which have been filed as exhibits to the Registration Statements. The foregoing description does not purport to be complete and is qualified in its entirety by reference to such exhibits.

  EASTERN DISTRICT OF VIRGINIA

     In December 1994, a subsidiary of NMC received a subpoena from a federal grand jury in the Eastern District of Virginia investigating the contractual relationships between subsidiaries of NMC that provide dialysis services and third parties that provide medical directorship and related services to those subsidiaries. NMC cooperated with the grand jury and produced documents in response to the subpoena, and there has been no further communication from the government.

  DISTRICT OF NEW JERSEY INVESTIGATION

     NMC has received multiple subpoenas from a federal grand jury in the District of New Jersey investigating, among other things, whether NMC sold defective products, the manner in which NMC handled customer complaints and certain matters relating to the development of a new dialyzer product line. NMC is cooperating with this investigation and has provided the grand jury with extensive documents. On February 12, 1996, NMC received a letter from the U.S. Attorney for the District of New Jersey indicating that it is the target of a federal grand jury investigation into possible violations of criminal law in connection with its efforts to persuade the FDA to lift a January 1991 import hold issued with respect to NMC's Dublin, Ireland

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manufacturing facility. In June 1996, NMC received a letter from the U.S.
Attorney for the District of New Jersey indicating that the U.S. Attorney had declined to prosecute NMC with respect to a submission related to NMC's effort to lift the import hold. The letter added that NMC remains a subject of a federal grand jury's investigation into other matters. NMC also received a subpoena in June 1996 from the federal grand jury requesting certain documents in connection with NMC's imports of the FOCUS(R) dialyzer from January 1991 to November 1995. The outcome of this investigation and its impact, if any, on NMC's business or results of operations cannot be predicted at this time.

  FDA MATTERS

     Since 1993, NMC has engaged in a number of voluntary recalls of products that it manufactured or that were manufactured by third parties and distributed by NMC. None of these product recalls has resulted in fines or penalties for NMC. In 1995, Fresenius USA completed a voluntary action with respect to the Optum(R) exchange device that Fresenius USA acquired from Abbott, which was classified by the FDA as a recall. The FDA reviewed Fresenius USA's actions with respect to this device and determined that they were adequate.

     During the period from 1991 through 1993, the FDA issued warning letters concerning four of the six RPD facilities in the U.S., as well as import alerts concerning hemodialysis bloodlines manufactured at NMC's Reynosa, Mexico facility and Focus(R) brand hemodialyzers manufactured at NMC's Dublin, Ireland facility. As a result of the import alerts, NMC was prohibited from importing the products covered by the alerts into the U.S. until the FDA confirmed compliance with GMP requirements at the facilities where such products were manufactured.

     In January 1994, NMC and certain members of its senior management entered into the Consent Decree providing that the importation of bloodlines and hemodialyzers could resume upon certification by NMC that the relevant manufacturing facility complied with GMP requirements and successful completion of an FDA inspection at the relevant facility to confirm compliance. The Consent Decree also required NMC to certify, and be inspected for, GMP compliance at all of RPD's manufacturing facilities in the U.S. Under the Consent Decree, RPD committed to maintaining ongoing compliance with GMP and related requirements at both U.S. and non-U.S. manufacturing facilities. As a result of the Consent Decree, NMC's U.S. facilities were required to undertake significant GMP improvements.

     NMC submitted all required certifications for its U.S. and non-U.S. facilities in accordance with timetables specified in the Consent Decree, and the bloodline import alert was lifted in March 1994. During the course of 1994 and 1995, NMC also worked with the FDA and demonstrated that its other manufacturing facilities in the U.S. were in compliance with GMP requirements. The hemodialyzer manufacturing facility in Dublin, Ireland was inspected by the FDA in April and December 1994 but did not pass inspection. NMC completed all remaining corrective actions, and in December 1995 the FDA determined that the Dublin facility was in compliance with GMP requirements and lifted the import alert. No fines or penalties have been imposed on NMC as a result of the FDA's actions or in connection with the Consent Decree. By policy, however, the FDA generally will undertake more frequent and more rigorous inspections of facilities that have been subject to consent decrees. For a discussion of the effects of the warning letters and import alerts issued by the FDA on NMC's business, see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC."

     On January 24, 1995, the FDA issued a warning letter and import alert relating to NMC's manufacture of Diafilter(R) products at its Limerick, Ireland facility. That facility was not expressly named in the Consent Decree described above. Because NMC voluntarily ceased importing Diafilters(R) into the U.S. in December 1994, and, for business reasons, decided to shut down the Diafilter(R) business at the Limerick facility on January 23, 1995, no subsequent compliance review was deemed necessary by the FDA. NMC was not restricted from importing into the U.S. the other products manufactured at the Limerick facility.

     In 1994 and 1995, the FDA inspected Fresenius USA's manufacturing facilities in Maumee, Ohio, Ogden, Utah and Walnut Creek, California. At each location, violations of certain GMP were found. At the Walnut Creek facility, violations of pre-market notification filing requirements were also found, although these findings were subsequently reversed when the devices in question were determined to be covered by

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appropriate filings. The FDA issued warning letters with respect to each facility, as a result of which the issuance of new 510(k) notices and new export clearances was placed on administrative hold. Fresenius USA responded to the inspection findings at Maumee in a manner it believes addresses the FDA's findings. Fresenius USA subsequently closed the Maumee facility in connection with the relocation of production from that facility to a facility in Lewisberry, Pennsylvania. Fresenius USA undertook an exhaustive review of the FDA's findings relating to Walnut Creek and submitted a detailed response to those findings. The Ogden plant was reinspected in 1995 and the administrative holds have been lifted from both Ogden and Walnut Creek. The Walnut Creek facility was inspected again in January and February of 1996 and Fresenius USA was advised that all GMP issues raised by the FDA have been resolved. Fresenius USA believes that its facilities are currently in compliance in all material respects with applicable state, local and federal requirements.

     In addition, the FDA may inspect facilities in the ordinary course of business to ensure compliance with GMP and other applicable regulations.

  INTERNATIONAL REGULATORY CLAIMS

     As discussed above, as a general matter, licenses and certifications are required in connection with the operation of dialysis clinics outside the United States, and NMC is dependent upon its ability to obtain and maintain such licenses and certifications. NMC lacks certain licenses and certifications technically required to operate its facilities in Portugal. However, based on discussions with regulatory officials in Portugal, NMC management does not believe that the absence of such licenses will have a material adverse effect on NMC or materially affect its ability to operate such facilities.

  MEDICARE CERTIFICATION ISSUES

     As discussed above, licenses and certification for participation in the Medicare and Medicaid programs are regulated at the federal, state and local levels. The Medicare carriers serving Florida, New Jersey and Pennsylvania have implemented coverage policies that may restrict the ability of nuclear-imaging providers, such as DSI, to qualify as a provider for this service. If DSI is not permitted to bill for these services as a Medicare provider, it may be able to bill physicians for the services DSI provides.

     DSI participates as a provider under the Medicare Part B program in all states where applicable, primarily as an independent physiological laboratory. DSI's Medicare provider number is currently administratively suspended or temporarily revoked in Rhode Island, Connecticut, and Colorado, due largely to transitional issues related to the timely completion of applications in connection with recent acquisitions. The Medicare carrier in Connecticut has verbally advised DSI that the provider number will be reinstated and applications are pending in Rhode Island and Colorado. If the provider numbers are not reinstated retroactively, DSI may not be able to bill for services rendered during the periods in which the numbers were administratively suspended or temporarily revoked.

  IDPN

     In November 1995, NMC filed a complaint in the United States District Court for the Middle District of Pennsylvania (NMC Homecare, Inc. v. Shalala) seeking declaratory judgment and injunctive relief to prevent application of a 1993 interpretation of Medicare's coverage guidelines that results in a sharp reduction in the reimbursement rate for IDPN services provided by NMC. On May 17, 1996, the Magistrate Judge assigned to the case issued a Report to the District Court Judge recommending grant of the government's motion and dismissal of the action. NMC has filed objections to the Report, and the government is expected to respond to those objections in July 1996. The District Court Judge will issue an order granting or denying the government's motion to dismiss following completion of the briefing. See "-- Reimbursement -- U.S. -- IDPN." NMC Homecare's unpaid IDPN claims represent substantial accounts receivable of NMC Homecare (approximately $103 million as of March 31, 1996, currently increasing at a rate of approximately $6 million per month). NMC believes that the reduction in IDPN coverage by Medicare is an unauthorized policy coverage change. The outcome of this proceeding cannot be predicted. If NMC is not successful in its effort to obtain payment for its IDPN accounts receivable, NMC's business, financial position and results of operations could be adversely affected.

  OBRA 93

     OBRA 93 affected the payment of benefits under Medicare and employer health plans for certain eligible ESRD patients. In July 1994, HCFA issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by OBRA 93 would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than that provided under Medicare.

     In April 1995, HCFA issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. Under the new instruction, no 18-month coordination of benefits period would arise, and Medicare would remain the primary payor. HCFA further proposed that its new instruction be effective retroactive to August 1993, the effective date of OBRA 93.

     If HCFA's reversal of its original implementation of the provisions of OBRA 93 that relate to ESRD patients for whom Medicare is the secondary payor (see "-- Reimbursement -- U.S. -- Coordination of Benefits") is upheld, NMC may be required to refund the payments received from employer health plans for services provided after August 10, 1993 under HCFA's original implementation, and to re-bill Medicare for the same services, which would result in a net loss to DSD of approximately $120 million as of June 30, 1995. NMC ceased to recognize the incremental revenue realized under the original Program Memorandum as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by OBRA 93 through December 31, 1995. As of January 1, 1996, NMC commenced billing Medicare as primary payor for dual eligible ESRD patients effected by OBRA 93, and has recently begun to rebill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No. 95-0860 (WBB)) seeking to preclude HCFA from retroactively enforcing its April 24, 1995 implementation of the OBRA 93 provisions relating to the coordination of benefits for dual eligible ESRD patients. See "-- Reimbursement -- U.S. -- Coordination of Benefits." On May 9, 1995, NMC moved for a preliminary injunction to preclude HCFA from enforcing its new policy retroactively, that is, to billings for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction. The litigation is continuing with respect to NMC's request to enjoin HCFA's new policy, both retroactively and prospectively, on a permanent basis. While there can be no assurance that a permanent injunction will be issued, NMC believes that it will ultimately prevail in its claim that the retroactive reversal by HCFA of its original implementation of OBRA 93 was impermissible under applicable law. Pending the outcome of the litigation, HCFA's new policy remains effective for services provided after April 23, 1995. If HCFA's revised interpretation is upheld, NMC's business, financial position and results of operations would be materially adversely affected, particularly if the revised interpretation is applied retroactively. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC."

  SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

     In April 1996, Grace received a formal order of investigation issued by the Commission directing an investigation into, among other things, whether Grace violated the federal securities laws by filing periodic reports with the Commission that contained false and misleading financial information. Pursuant to this formal order of investigation, Grace received a subpoena from the Southeast Regional Office of the Commission requiring Grace to produce documents relating to reserves (net of applicable taxes) established by Grace and NMC during the period from January 1, 1990 to the date of the subpoena (the "Covered Period"). Grace believes that all financial statements filed by Grace with the Commission during the Covered Period, including the financial statements of NMC included in the NMC Form 10 filed with the Commission on September 25, 1995, and the consolidated financial statements of Grace filed in Grace's Annual Report on Form 10-K for the year ended December 31, 1995 (all of which financial statements, other than unaudited quarterly financial statements, were covered by unqualified opinions issued by Price Waterhouse LLP, independent certified public accountants), have been fairly stated, in all material respects, in conformity with US GAAP. Grace is cooperating with the Commission. The outcome of this investigation and its impact, if any, on Grace or NMC cannot be predicted at this time.

  IDPN COVERAGE ISSUES

     NMC Homecare administers IDPN therapy to chronic dialysis patients who suffer from severe gastrointestinal malfunctions. Since late 1993, Medicare claims processors have sharply reduced the number of IDPN claims approved for payment as compared to prior periods. NMC believes that the reduction in IDPN claims currently being paid by Medicare represents an unauthorized policy coverage change. Accordingly, NMC and other IDPN providers are pursuing various administrative and legal remedies, including administrative appeals, to address this reduction.

     In November 1995, NMC filed a complaint in the U.S. District Court for the Middle District of Pennsylvania seeking a declaratory judgment and injunctive relief to prevent the implementation of this policy coverage change. (National Medical Care, Inc. v. Shalala, 3:CV-95-1922 (RPC)). The government has filed a motion to dismiss on grounds of failure to exhaust administrative remedies. NMC has filed a cross-motion for summary judgment. The motions are pending. On May 17, 1996, the Magistrate Judge assigned to the case issued a Report to the District Court Judge recommending grant of the government's motion and dismissal of the action. NMC has filed objections to the Report, and the government is expected to respond to those objections in July 1996. The District Court Judge will issue an order granting or denying the government's motion to dismiss following completion of the briefing.

     NMC management believes that its IDPN claims are consistent with published Medicare coverage guidelines and ultimately will be approved for payment. Such claims represent substantial accounts receivable of NMC, amounting to approximately $103 million as of March 31, 1996, respectively, and currently increasing at the rate of approximately $6 million per month. If NMC is unable to collect its IDPN receivable or if IDPN coverage is reduced or eliminated, depending on the amount of the receivable that is not collected and/or the nature of the coverage change, NMC's business, financial position and results of operations could be materially adversely affected.

  SHAREHOLDER LITIGATION

     In 1995, nine purported class action lawsuits were brought against Grace and certain of its officers and directors in various federal courts. These lawsuits have been consolidated in a case entitled Murphy, et al. v. W. R. Grace & Co., et al. No. 95-CV-9003(JFK) (the "Murphy Action"), which is pending in the U.S. District Court for the Southern District of New York. The first amended class action complaint in this lawsuit, which purports to be a class action on behalf of all persons and entities who purchased publicly traded securities of Grace during the period from March 13, 1995 through October 17, 1995, generally alleges that the defendants violated federal securities laws by concealing information and issuing misleading public statements and reports concerning NMC's financial position and business prospects, a proposed spin-off of NMC, and the matters that are the subject of the OIG Investigation and the investigation by the federal grand jury in the District of New Jersey. See "-- OIG Investigation" and "-- District of New Jersey Investigation." The Murphy Action seeks unspecified damages, attorneys' and experts' fees and costs and such other relief as the court deems proper.

     In October 1995, a purported derivative lawsuit was filed in the U.S. District Court for the Southern District of Florida, Northern Division against Grace, certain of its directors and its former President and Chief Executive Officer, alleging that such individuals breached their fiduciary duties by failing to properly supervise the activities of NMC in the conduct of its business (Bennett v. Bolduc, et al. 95-8638-CIV-MORENO). In December 1995, the plaintiff in this action filed a new action, based on similar allegations, in the U.S. District Court for the Southern District of New York (Bennett v. Bolduc, et al. 95-CV-10737 (AGS)) (the "Bennett Action"). The action in Florida has been dismissed in favor of the Bennett Action. A second action making similar allegations was filed in October 1995 in New York State Supreme Court, New York County (Bauer v. Bolduc, et al. 95-125751). This action has been stayed in favor of the Bennett Action, which has been consolidated, for discovery purposes only, with the Murphy Action described above. The complaint in the Bennett Action seeks unspecified damages, attorneys' and experts' fees and costs and such other relief as the court deems proper. These actions are at early stages and their outcomes cannot be predicted, although Grace, NMC and the individual defendants believe that they have substantial defenses to the claims asserted.

     In February 1996, a purported class action was filed in New York State Supreme Court, New York County, against Grace and certain of its current and former directors, alleging that the defendants breached their fiduciary duties, principally by failing to provide internal financial data concerning NMC to Vivra and by failing to negotiate with Baxter in connection with a business combination involving NMC (Rosman v. W. R. Grace, et al. 96-102347). The lawsuit seeks injunctive relief ordering defendants to carry out their fiduciary duties and preventing or rescinding the Reorganization or any related transactions with Fresenius AG, unspecified monetary damages, an award of plaintiff's attorneys' and experts' fees and costs, and such other relief as the court may deem just and proper. The plaintiff has not taken any steps to prosecute the action since it was filed. The defendants believe this lawsuit is without merit.

  OTHER LITIGATION AND EXPOSURES

     In recent years, physicians, hospitals and other participants in the health care industry have become subject to an increasing number of lawsuits alleging professional negligence, malpractice, product liability, workers' compensation or related claims, many of which involve large claims and significant defense costs. Fresenius USA and NMC have been, and can be expected to continue from time to time to be, subject to such suits due to the nature of their business. Additionally, NMC, in connection with its diagnostics business, has been the subject of a "wrongful life" lawsuit. Although Fresenius USA and NMC maintain insurance at a level which they believe to be prudent, there can be no assurance that the coverage limits will be adequate or that all asserted claims will be covered by insurance. In addition, there can be no assurance that liability insurance will continue to be available at acceptable costs. A successful claim against Fresenius USA or NMC in excess of insurance coverage could have a material adverse effect upon Fresenius Medical Care, Fresenius USA or NMC and the results of their operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the reputation and business of Fresenius Medical Care, Fresenius USA or NMC. NMC has identified two instances in which a low level employee and/or an agent engaged in illegal billing practices. In such instances, NMC has terminated its affiliation with such persons and advised the appropriate law enforcement authority. The illegal actions of such persons may subject NMC to liability under the False Claims Act, among other laws. In addition, Fresenius USA and NMC assert claims and suits arising in the ordinary course of business, the ultimate resolution of which would not, in the opinion of Fresenius Medical Care and NMC, have a material adverse effect on their financial condition.

HEALTH CARE REFORM

     Health care reform is considered by many in the U.S. to be a national priority. In November 1993, the Clinton Administration proposed legislation that would have effected sweeping changes in the health care industry. Although these proposals were not enacted into law, members of Congress from both parties and the executive branch are continuing to consider many health care proposals, some of which are comprehensive and far-reaching in nature. Several states are currently considering similar proposals. It cannot be predicted what action, if any, the federal government or any state may ultimately take with respect to health care reform or when any such action will be taken. Health care reform may bring radical changes in the financing and regulation of the health care industry, which could have a material adverse effect on the business of Fresenius Medical Care or its subsidiaries and the results of their operations.

CHANGES IN THE HEALTH CARE INDUSTRY

     Significant changes in the health care industry are occurring as a result of market driven forces that are creating significant downward pressure on reimbursement rates that Fresenius Medical Care and its subsidiaries will receive for their services and products. A substantial portion of third-party health insurance is now furnished through some type of managed care plan, including HMOs.

     Managed care plans are increasing their market share, and this trend may accelerate as a result of the merger and consolidation of providers and payors in the health care industry and as a result of the discussions among members of Congress and the executive branch regarding ways to increase the number of Medicare and Medicaid beneficiaries served through such managed care plans. At the same time, private purchasing cooperatives and the government are attempting to limit premium increases for these plans. In such an environment, controlling underlying medical costs is the only vehicle for ensuring satisfactory managed care plan margins. Managed care plans have been aggressive in seeking lower reimbursement levels for virtually all providers. For some populations, plans have sought to limit their own financial risk by negotiating capitation agreements under which providers assume responsibility for delivering a range of services at a fixed payment amount. Capitation effectively "locks in" a base of patients for providers who accept such arrangements. If substantially more patients of NMC join managed care plans or if such plans reduce reimbursements or capitate competitor companies, NMC's (and Fresenius Medical Care's) business and results of operations could be adversely affected, possibly materially.

                 GRACE SPECIAL-PURPOSE SELECTED FINANCIAL DATA

     The following Selected Special-Purpose, Consolidated Financial Information of Grace includes only the assets, liabilities, revenues and expenses of the Grace health care business operated by NMC prior to the Reorganization. However, certain health care-related assets owned or investments held in part by Grace Chemicals and in part by NMC, and previously under the oversight of NMC, are being retained by Grace Chemicals in the Reorganization and are excluded from this Selected Special-Purpose, Consolidated Financial Information. The following Selected Special-Purpose, Consolidated Financial Information of Grace should be read in conjunction with the Special-Purpose, Consolidated Financial Statements of Grace and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC" included elsewhere in this Joint Proxy Statement-Prospectus, as well as Grace's 1995 Annual Report on Form 10-K incorporated herein by reference. The following Selected Special-Purpose, Consolidated Financial Information for the years ended December 31, 1993, 1994 and 1995 has been derived from Special-Purpose, Consolidated Financial Statements audited by Price Waterhouse LLP, independent accountants, except for Balance Sheet Data at December 31, 1993. Special-Purpose, Consolidated Balance Sheets at December 31, 1994 and 1995 and the related Special-Purpose, Consolidated Statements of Earnings and of Cash Flows for the three years ended December 31, 1995 and notes thereto appear elsewhere herein. The report of Price Waterhouse LLP which also appears elsewhere herein contains an explanatory paragraph relating to the basis of presentation described in Note 1 to such Special-Purpose, Consolidated Financial Statements. The Selected Special-Purpose, Consolidated Financial Information for the three months ended March 31, 1995 and 1996, and the years ended December 31, 1991 and 1992 and the Balance Sheet Data at December 31, 1993 has been derived from Grace's unaudited Special-Purpose, Consolidated Financial Statements.

                                                                                              THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                              MARCH 31,
                           --------------------------------------------------------------   -----------------------
                              1991         1992         1993         1994         1995         1995         1996
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                              (DOLLARS IN MILLIONS, EXCEPT SHARES AND PER SHARE DATA)
STATEMENT OF EARNINGS
  DATA
  Net revenues...........      $1,010       $1,214       $1,456       $1,818       $2,033         $478         $528
  Cost of health care
    services and medical
    supplies.............         592          700          840        1,027        1,176          277          315
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Gross profit...........         418          514          616          791          857          201          213
  Operating expenses.....         287          362          413          561          625          147          157
  Interest expense,
    net..................          17           12           12           16           26            6            7
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Earnings before income
    taxes................         114          140          191          214          206           48           49
  Provision for income
    taxes................          51           60           87          112          109           22           23
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net earnings...........       $  63        $  80        $ 104        $ 102        $  97        $  26        $  26
                           ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Earnings per share.....      $ 0.71       $ 0.89       $ 1.12       $ 1.08       $ 1.01       $ 0.27       $ 0.27
  Weighted number of
    shares of common
    stock................  87,236,000   89,543,000   91,974,000   93,936,000   95,822,000   94,137,000   97,888,000
BALANCE SHEET DATA (AT
  PERIOD END DATE):
  Total assets...........        $853         $900       $1,245       $1,644       $1,998                    $2,059
  Total long-term debt
    and capitalized lease
    obligations..........           7            6           14           17           35                        28
  Total liabilities......         253          367          365          485          635                       601
  Total equity...........         600          533          880        1,159        1,363                     1,458

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS -- NMC

     For purposes of the following discussion, NMC has been treated as Grace's sole continuing operation and Grace's packaging and specialty chemical businesses have been excluded. The following is a discussion of the financial condition and results of operations of NMC. The discussion should be read in conjunction with the financial statements included elsewhere in this Joint Proxy Statement-Prospectus.

     This section contains certain forward-looking statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events impacting NMC, but no assurance can be given that such events will occur or that the results will be as anticipated. Such statements include, without limitation, discussions concerning the outlook of NMC, government reimbursement, future plans and management's expectations regarding future performance.

OVERVIEW

     NMC is primarily engaged in (a) providing kidney dialysis services, (b) manufacturing and distributing products and equipment for dialysis treatment and performing clinical laboratory testing and other medical services, and (c) providing home infusion therapy, home respiratory therapy and home health services. Throughout NMC's history, a significant portion of NMC's growth has resulted from the development of new dialysis centers and the acquisition of existing dialysis centers, as well as from the acquisition and development of complementary businesses in the health care field.

     NMC derives a significant portion of its net revenues from Medicare, Medicaid and other government health care programs (approximately 62% in 1995). The reimbursement rates under these programs, including the Composite Rate, the reimbursement rate for EPO (which accounted for approximately 21% of DSD's total net revenues in 1995), and the reimbursement rate for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, have in the past and may in the future be changed as a result of deficit reduction and health care reform measures. In connection with its consideration of the fiscal year 1997 federal budget, Congress is considering proposals to amend the Medicare ESRD legislation to extend the coordination of benefits period during which a patient's employer health plan is the primary payor and Medicare is the secondary payor. If enacted, such legislation could favorably affect NMC's results of operations. For example, if a six-month extension of the coordination of benefits period had been in effect for the full 1995 fiscal year, it would have resulted in an increase of DSD's annual revenues and pretax profits by approximately $65 million, assuming no reduction in reimbursement rates paid by non-government payors. There can be no assurance as to whether or when any proposed legislation will be enacted. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters."

     NMC's business, financial position and results of operations would be materially adversely affected by an adverse outcome in the pending litigation concerning the implementation of certain provisions of OBRA 93 relating to the coordination of benefits between Medicare and employer health plans in the case of certain dual eligible ESRD patients. NMC's business, financial position and results of operations also could be materially adversely affected by the pendency of, or an adverse outcome in, the OIG Investigation, the pending challenge by NMC of changes effected by Medicare in approving reimbursement claims relating to the administration of IDPN or by the recent adoption of a new coverage policy that will change IDPN coverage prospectively. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters" and "RISK
FACTORS -- Risks Relating to Regulatory Matters -- Potential Loss of IDPN Reimbursement" and "-- Risks Relating to OBRA 93 Dispute."

     NMC also derives a significant portion of its net revenues from reimbursement by non-government payors. Historically, reimbursement rates paid by these non-government payors generally have been higher than Medicare and other government program rates in all areas except for certain services provided by NMC Homecare. However, non-government payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that NMC receives for its services and products. See "RISK FACTORS -- Risks Relating to Regulatory Matters -- Health Care Reform."

     DSD operated or managed dialysis centers in 14 foreign countries at March 31, 1996. In certain countries, NMC experiences lower reimbursement rates per treatment for dialysis services than are generally realized in the U.S. NMC's international dialysis services operations currently generate less operating profit per treatment than domestic dialysis operations due to both the lower reimbursement rates in some countries and the start-up nature of many of the centers in foreign countries.

RESULTS OF OPERATIONS

     The following tables summarize certain operating results of NMC by principal business unit for the periods indicated. Intercompany eliminations primarily reflect sales of medical supplies by MPG to DSD.

                                                                                              THREE MONTHS
                                                                                                 ENDED
                                                           (DOLLARS IN MILLIONS)               MARCH 31,
                                                       ------------------------------        --------------
                                                        1993        1994        1995         1995      1996
                                                       ------      ------      ------        ----      ----
Net Revenues:
  DSD................................................. $1,027      $1,309      $1,496        $348      $394
  MPG.................................................    345         354         387          91       105
  NMC Homecare........................................    217         318         327          82        78
  Intercompany Eliminations...........................   (133)       (163)       (177)        (43)      (49)
                                                       ------      ------      ------        ----      ----
Total Net Revenues.................................... $1,456      $1,818      $2,033        $478      $528
                                                       ======      ======      ======        ====      ====
Operating Earnings:
  DSD................................................. $  192      $  250      $  254        $ 62      $ 52
  MPG.................................................     42           3          22          10        18
  NMC Homecare........................................     37          49          42          12         7
                                                       ------      ------      ------        ----      ----
                                                          271         302         318          84        77
                                                       ------      ------      ------        ----      ----
Other Expenses:
  General Corporate, including Grace Allocations......     40          48          66          23        20
  Research and Development, including Grace
    Allocations.......................................     28          24          20           7         1
  Interest Expense, Net...............................     12          16          26           6         7
                                                       ------      ------      ------        ----      ----
Total Other Expenses..................................     80          88         112          36        28
                                                       ------      ------      ------        ----      ----
Earnings Before Income Taxes..........................    191         214         206          48        49
Provision for Income Taxes............................     87         112         109          22        23
                                                       ------      ------      ------        ----      ----
Net Earnings.......................................... $  104      $  102      $   97        $ 26      $ 26
                                                       ======      ======      ======        ====      ====

  1995 COMPARED TO 1994

     Net revenues for 1995 increased by 12% ($215 million) over 1994, with DSD accounting for most of the increase. Net earnings for 1995 decreased 5% ($5 million) as compared to 1994 as increased operating earnings were offset by higher general corporate and interest expenses.

     DSD. DSD's net revenues for 1995 increased by 14% ($187 million) over 1994, primarily as a result of a 15% increase in the number of treatments provided worldwide and a $39 million increase in revenues in DSI. The treatment increase was largely due to an increase in the number of dialysis centers (681 at December 31, 1995 as compared to 590 at December 31, 1994). The growth in DSI was primarily due to three acquisitions consummated in 1995. DSD revenues were adversely affected by the decision, effective July 1, 1995, to discontinue the recognition of the incremental revenue that had been previously recorded relating to certain dual eligible ESRD patients. See "RISK FACTORS -- Risks Relating to Regulatory Matters -- Risks Relating to OBRA 93 Dispute."

     DSD's operating earnings for 1995 increased by 2% ($4 million) over 1994, primarily as a result of the increase in profits from international dialysis operations and from DSI, due to the acquisitions consummated in 1995, partially offset by a 6% decline in domestic dialysis profits due to the aforementioned change in revenue recognition for certain dual eligible ESRD patients.

     MPG. MPG's net revenues for 1995 increased by 9% ($33 million) as compared to 1994 due to increases at both RPD and LifeChem. RPD's net revenues for 1995 increased 6% ($17 million), primarily due to revenues from acquired businesses in Brazil and Argentina as well as from greater revenues from other international operations and domestic DSD facilities. Domestic revenues were essentially unchanged from 1994. LifeChem net revenues increased as a result of increased billable testing volume.

     MPG's operating earnings improved by 633% ($19 million) as compared to 1994, due primarily to the increased net revenues at LifeChem and RPD in 1995, improved capacity utilization at domestic manufacturing plants and decreased compliance costs, primarily legal and consulting expenses, incurred in 1995 versus those incurred in 1994 in connection with FDA warning letters and import alerts. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters
- -- Legal and Regulatory Proceedings" and "RISK FACTORS -- Risks Relating to Regulatory Matters -- Operations Subject to and Potential Effects of Governmental Regulation." This improvement was partially offset by a repayment in 1995 by LifeChem to the government of $4.9 million in overpayments received from Medicare during the period 1989 to 1993 and certain other related charges. See "RISK FACTORS -- Risks Relating to Regulatory Matters -- Pending Investigations" and "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings -- OIG Investigation." In addition, 1994 operating earnings of MPG were adversely impacted by a charge of $27 million for the impairment of all of the goodwill recognized from the 1993 acquisition of a German renal products manufacturing and distribution operation. In 1995, operating earnings were also adversely impacted by a charge of $29 million for the write-off of the German dialysis machine manufacturing operation ($12 million) acquired in the 1993 German acquisition and the write-off of the carrying value of the assets used in developing a new dialyzer product line in Ireland and other related charges ($17 million).

     NMC Homecare. NMC Homecare's net revenues for 1995 increased by 3% ($9 million) over 1994, primarily as a result of the full-year effect of the April 1994 acquisition of HNS, and growth in the respiratory therapy and home health care business.

     NMC Homecare's operating earnings for 1995 decreased by 14% ($7 million) from 1994, primarily as a result of a $5 million increase in the provision for bad debts and increased managed care pricing pressure.

     Other Expenses. NMC's other expenses for 1995 increased by 27% ($24 million) over 1994. General corporate expenses increased by 38% ($18 million) over 1994 due to higher allocations of corporate expenses by the Grace consolidated group, as well as increased NMC corporate expenses (reflecting the growth of NMC), costs related to the OIG investigative subpoenas (discussed above) and foreign exchange translation adjustments. Following the Reorganization, NMC, as part of Fresenius Medical Care, will not be allocated Grace consolidated group corporate expenses, but will incur corporate expenses as part of Fresenius Medical Care; which may be higher or lower than those allocated by Grace. Research and development expenses decreased by 17% ($4 million) in 1995 versus 1994 due primarily to a reduction in the allocation of these expenses by the Grace consolidated group. NMC plans to discontinue most of the ongoing research projects that resulted in these allocations from the Grace consolidated group ($16 million) during 1996 and after the Reorganization, thereby incurring significantly lower research and development expenses. Interest expense increased by 63% ($10 million) in 1995 over 1994 due to higher financing charges under NMC's accounts receivable securitization program and increased borrowings used to finance growth in international operations, as well as the interest charges associated with a temporary $100 million bank line of credit which was in place during the last four months of 1995.

     Income Tax Rate. The effective tax rate was 53% for 1995 as compared with 52% for 1994. The effective income tax rates for 1995 and 1994 were significantly higher than the combined statutory rates due primarily to nondeductible losses in a number of foreign countries. For 1995, the most significant components were the costs associated with the discontinuance of the Irish dialyzer manufacturing process, as well as continuing operating losses of the German renal products manufacturing operation. The major portion of these losses for 1994 relates to the write-off of goodwill, as well as operating losses of the German renal products manufacturing and distribution operation.

  1994 COMPARED TO 1993

     Net revenues for 1994 increased by 25% ($362 million) over 1993, with DSD accounting for most of the increase. Net earnings for 1994 decreased by $2 million as compared to 1993, as increased operating earnings were offset by the write-off of goodwill related to RPD's German renal products manufacturing operation and higher general corporate and interest expenses.

     DSD. DSD's net revenues for 1994 increased by 27% ($282 million) over 1993, primarily as a result of a 15% increase in the number of treatments provided worldwide and the beneficial effect of the initial implementation of HCFA's initial instruction under OBRA 93. The treatment increase was largely due to an increase in the number of dialysis centers (590 at December 31, 1994 as compared to 471 at December 31, 1993), reflecting both acquisitions and new center openings. As a result of HCFA's initial instruction under OBRA 93, DSD began to bill private insurance plans (which generally pay at a higher rate) in January 1994 for treatment of certain patients previously billed to Medicare.

     DSD's operating earnings for 1994 increased by 30% ($58 million) over 1993, primarily as a result of the impact of OBRA 93 and the increased number of treatments provided. The rate of operating earnings growth exceeded the rate of net revenue growth because the effect of OBRA 93 was to increase net revenues without a corresponding increase in associated costs and because of the increase in treatment volume without a corresponding increase in fixed overhead expenses.

     MPG. MPG's net revenues increased 3% ($9 million) in 1994 as compared to 1993, primarily due to an increase in LifeChem net revenues. RPD net revenues for 1994 were essentially unchanged from the 1993 level, in significant part because of the effects of the warning letters and import alerts issued by the FDA in the second quarter of 1993. These actions by the FDA raised concerns in the renal products market, particularly among unaffiliated customers, as to the availability of products from RPD; however, in many cases, NMC was able to substitute products manufactured by third parties for RPD products subject to the FDA actions in order to fill orders from DSD and unaffiliated customers. LifeChem net revenues increased as a result of increased billable testing volumes.

     MPG operating earnings for 1994 decreased by 93% ($39 million) as compared to 1993, primarily due to legal and compliance costs arising as a result of the FDA warning letters and import alerts coupled with related cutbacks in production that were not accompanied by commensurate reductions in fixed costs. During 1994, NMC reviewed its investment in its German renal products manufacturing facilities and determined that goodwill resulting from this 1993 acquisition was permanently impaired. Accordingly, a charge of $27 million was recorded to reflect this impairment.

     NMC Homecare. NMC Homecare's net revenues for 1994 increased by 47% ($101 million) over 1993 primarily as a result of the full year effect of the June 1993 acquisition of the infusion therapy operations of HIC, the April 1994 acquisition of HNS and the full year effect of the December 1993 acquisition of a home health services company, PCHS.

     NMC Homecare's operating earnings for 1994 increased by 32% ($12 million) over 1993, primarily as a result of the three acquisitions described above. The rate of operating earnings growth lagged the rate of net revenue growth due primarily to the effect of managed care pricing pressure.

     Other Expenses. NMC's other expenses for 1994 increased by 10% ($8 million) over 1993. General corporate expenses increased by 20% ($8 million) over 1993 due to higher allocations of corporate expenses from Grace and to the growth of NMC. Interest expense increased by 33% ($4 million) over 1993 due to increased borrowings for international operations and higher financing charges under NMC's accounts receivable securitization program. The effective income tax rate was 52% for 1994 as compared to 46% for 1993. The increase in the effective income tax rate was due primarily to the write-off of goodwill and operating losses associated with the German renal products manufacturing operation.

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

     Net revenues for the first three months of 1996 increased by 10% ($50 million) over the comparable period in 1995, with DSD accounting for 92% of the increase. Net earnings for the first three months of 1996 remained the same as the comparable period in 1995, primarily due to a reduction in the allocation of expenses by the Grace group, partially offset by the absence of the comparable profit contribution of DSD from OBRA 93 and continuing price competition from managed care at NMC Homecare.

     DSD. DSD's net revenues for the first three months of 1996 increased by 13% ($46 million) over the comparable period in 1995, primarily as a result of a 13% increase in the number of treatments provided worldwide and a $16 million increase in revenues in DSI. The treatment increase was largely due to an increase in the number of dialysis centers (693 at March 31, 1996 as compared to 610 at March 31, 1995). The growth of DSI was primarily due to a significant increase in the number of primary care treatments resulting from acquisitions in 1995. DSD revenues were adversely affected by the decision, effective July 1, 1995, to discontinue the recognition of the incremental revenue that had been previously recorded relating to certain dual eligible ESRD patients. See "RISK FACTORS -- Risks Relating to Regulatory Matters -- Risks Relating to OBRA 93 Dispute."

     DSD's operating earnings for the first three months of 1996 decreased by 16% ($10 million) over the comparable period in 1995, primarily as a result of the absence of the comparable profit contribution from OBRA 93 ($17 million), somewhat offset by profits on increased treatment volume.

     MPG. MPG's net revenues for the first three months of 1996 increased by 15% ($14 million) over the comparable period in 1995, due to increases at both RPD and LifeChem. RPD's net revenues for the first three months of 1996 increased by 17% ($12 million) over the comparable period in 1995, primarily as a result of a 10% increase in sales of medical supplies to DSD as well as greater revenues from international operations due to increased market penetration in Europe. LifeChem net revenues increased as a result of increased billable testing volume.

     MPG's operating earnings for the first three months of 1996 increased by 80% ($8 million) over the comparable period in 1995, primarily due to higher revenues, increased capacity utilization and lower manufacturing costs.

     NMC Homecare. NMC Homecare's net revenues for the first three months of 1996 decreased by 5% ($4 million) over the comparable period in 1995, primarily due to a 9% decrease in infusion therapy revenues ($6 million) and continued price compression from managed care, partially offset by an increase in respiratory therapy revenues ($2 million).

     NMC Homecare's operating earnings for the first three months of 1996 decreased by 42% ($5 million) over the comparable period in 1995, primarily due to a decline in base infusion revenue and margin pressures from continuing managed care price competition.

     Other Expenses. NMC's other expenses for the first three months of 1996 decreased by 22% ($8 million) over the comparable period in 1995, primarily due to a reduction of allocations of corporate ($1 million) and research and development expenses ($6 million) by the Grace consolidated group, partially offset by OIG subpoena expenses ($5 million) and higher foreign exchange losses. Following the Reorganization, NMC, as part of Fresenius Medical Care, will not be allocated Grace consolidated group corporate expenses, but will incur additional expenses of its own. Interest expense increased 17% ($1 million) for the first three months of 1996 over the comparable period in 1995, primarily due to increased bank borrowings.

LIQUIDITY AND CAPITAL RESOURCES

     NMC requires significant capital resources to pursue its growth strategy of developing new dialysis centers, acquiring existing dialysis centers, expanding the number of facilities at which its homecare services are offered, making other strategic acquisitions and expanding its international operations. NMC made acquisitions totalling $25 million and $43 million in the first three months of 1996 and 1995, respectively, and $253 million, $248 million, and $240 million in 1995, 1994 and 1993, respectively. NMC made capital expenditures for internal expansion, improvements, new furnishings and equipment of $25 million and $28 million in the first three months of 1996 and 1995, respectively, and $103 million, $84 million and $78 million in 1995, 1994 and 1993, respectively.

     NMC also requires capital resources for working capital purposes. NMC used cash to fund increases in accounts receivable of $43 million and $20 million in the first three months of 1996 and 1995, respectively, and $176 million, $140 million and $86 million in 1995, 1994 and 1993, respectively. The increases in accounts receivable reflect growth in NMC's business operations and, beginning in 1994, the sharp reduction in IDPN claims approved for payment. NMC's accounts receivable also increased in 1995 because many of the private third-party payors billed by NMC in respect of dual eligible ESRD patients are withholding payment pending the outcome of the litigation over OBRA 93.

     NMC has historically funded its acquisitions and capital expenditures with cash advances from the Grace consolidated group and cash from operations supplemented by financing programs, including the accounts receivable securitization program. NMC generated net cash from operations of $11 million in the first three months of 1996 and $129 million, $177 million and $89 million in 1995, 1994 and 1993, respectively. There were no significant cash flows generated from operations in the first three months of 1995. NMC received net cash advances from Grace of $69 million and $44 million in the first three months of 1996 and 1995, respectively, and $107 million, $177 million and $245 million for 1995, 1994 and 1993, respectively.

     Effective July 1, 1995, NMC ceased to recognize the incremental revenue provided under HCFA's initial instruction under OBRA 93, although it continued to bill private third-party payors for these amounts through December 31, 1995. If NMC's position with respect to the retroactive application of OBRA 93 is not sustained, it may be required to refund amounts previously collected from private third-party payors (approximately $190 million through June 30, 1995) and rebill Medicare for these services, which would result in an estimated net cash and operating earnings loss of approximately $120 million as of December 31, 1995. The amount of the potential net loss for financial reporting purposes is not expected to increase subsequent to June 30, 1995 because, as described above, NMC did not recognize the incremental OBRA 93 revenue; the amount of the potential cash loss subsequent to June 30, 1995 is not significantly increasing because many of the private payors are withholding payment pending the outcome of the litigation. NMC began billing Medicare as the primary payor for the dual eligible ESRD patients affected by OBRA 93 effective January 1, 1996 and has begun to rebill Medicare as the primary payor for services rendered to dual eligible ESRD patients from April 23, 1995 through December 31, 1995 for whom payment had not yet been rendered by their third-party insurance payors. If HCFA's revised instruction under OBRA 93 is permanently enjoined on a prospective basis, or if such revised instruction is sustained but given an effective date of later than June 30, 1995, NMC may be able to rebill such services to third-party payors and, as a result, NMC's future results of operations and financial position would be favorably affected by the incremental revenue that NMC would recognize.

     NMC plans to enter into the NMC Credit Agreement, with an available aggregate principal amount of approximately $2.50 billion. The NMC Credit Agreement will be used to fund a payment to Grace Chemicals, refinance existing outstanding debt, finance existing and future letters of credit and for general corporate purposes, future capital requirements and acquisitions. It is expected that NMC will have significant indebtedness under the NMC Credit Agreement. See "RISK FACTORS -- Other Risks -- Effects of Indebtedness."

     NMC is party to a $180 million receivables financing arrangement. At March 31, 1996, $179 million was outstanding under this agreement.

     NMC also is a party to various international loan arrangements, most of which are short-term in nature. At March 31, 1996, an aggregate of $172 million was outstanding under these arrangements. Some or all of these arrangements may be refinanced through borrowings under the NMC Credit Agreement.

     Beginning in 1995, NMC financed working capital requirements for certain overseas operations by means of borrowings denominated in currencies other than the operational currency. NMC hedges its exposure to the foreign exchange risk associated with these borrowings through the use of forward purchase contracts, whereby NMC contracts with the same counterparty as the original borrowing to purchase the currency in which the loan is denominated and sell the operational currency with a maturity date equivalent to the maturity date of the underlying borrowings. The value of these borrowings and associated forward exchange contracts at December 31, 1995 and 1994 amounted to approximately $48 million and $14 million, respectively. NMC estimates that these transactions had a favorable impact on NMC's net interest expense for the year ended December 31, 1995 and 1994 of $0.3 million and $0.0 million, respectively. Forward purchases of foreign currency are used solely to manage exposure to fluctuations in foreign currency exchange rates.

     The liquidity of NMC is contingent upon a number of factors, principally NMC's future operating results and the contingencies referred to below. If existing sources of funds are not sufficient to provide liquidity, NMC may need to sell assets or obtain debt or equity financing from additional external sources. There can be no assurance that NMC will be able to do so on satisfactory terms, if at all.

  IMPACT OF INFLATION

     A substantial portion of NMC's net revenue is subject to reimbursement rates which are regulated by the federal government and do not automatically adjust for inflation. Non-governmental payors also are exerting downward pressure on reimbursement levels. Increased operating costs that are subject to inflation, such as labor and supply costs, without a compensating increase in reimbursement rates, may adversely affect NMC's business and results of operations, possibly materially.

  CONTINGENCIES

     NMC is the subject of investigations by several federal agencies and authorities, is a plaintiff in litigation against the federal government with respect to the implementation of OBRA 93 and coverage for IDPN therapy, and is seeking to change a proposed revision to IDPN coverage policies. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Legal and Regulatory Proceedings." An adverse outcome in any of these matters could have a material adverse effect on NMC's business, financial condition and results of operations.

            SELECTED FINANCIAL DATA OF FRESENIUS WORLDWIDE DIALYSIS

     The following selected combined financial data of Fresenius Worldwide Dialysis should be read in conjunction with the combined financial statements of Fresenius Worldwide Dialysis and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- FRESENIUS WORLDWIDE DIALYSIS" included elsewhere in this Joint Proxy Statement-Prospectus. The U.S. GAAP selected financial information as of and for the years ended December 31, 1994 and 1995 has been derived from combined financial statements prepared in accordance with US GAAP and audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, independent accountants. The US GAAP selected combined financial data as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 have been derived from the Fresenius Worldwide Dialysis unaudited interim combined financial statements, prepared in accordance with US GAAP, and, in the opinion of management of Fresenius AG have been prepared on a basis substantially consistent with that of the audited US GAAP financial statements of Fresenius Worldwide Dialysis as of and for the years ended December 31, 1994 and 1995. The German GAAP selected combined financial data as of and for each of the years in the five-year period ended December 31, 1995 have been derived from the Fresenius Worldwide Dialysis unaudited combined financial statements, prepared in accordance with German GAAP and, in the opinion of management of Fresenius AG have been prepared on a basis substantially consistent with that of the audited German GAAP financial statements of Fresenius AG as of and for such periods. US GAAP information for Fresenius Worldwide Dialysis as of and for the years ended December 31, 1991, 1992 and 1993 is not available. German GAAP differs in certain significant respects from US GAAP. For a description of certain of these significant differences, see "SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN GERMAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES."








                                                                                        THREE MONTHS
                                                YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                    ------------------------------------------------   -------------
                                    1991   1992   1993   1994   1995     1994   1995   1995     1996
                                    ----   ----   ----   ----   ----     ----   ----   ----     ----
                                              GERMAN GAAP                         U.S. GAAP
                                    --------------------------------     -----------------------------
                                              (UNAUDITED)                                (UNAUDITED)
                                                                (IN MILLIONS)
SELECTED OPERATING DATA:
  Net sales.......................  $377   $519   $611   $719   $895     $720   $897   $208     $235
  Cost of sales...................   223    311    357    423    516      419    514    116      133
  Gross profit....................   154    208    254    296    379      300    382     92      102
  Selling, general and
     administrative...............   112    159    165    195    241      195    243     54       60
  Research and development........    14     15     16     17     17       17     17      3        4
  Operating income................    28     34     73     84    121       88    122     35       38
  Net income......................     7     11     41     51     72       52     70     19       22
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Total assets....................   284    356    452    481    568      543    644             679
  Total long-term debt and
     capitalized lease
     obligations..................    21     20     51     33     35       37     40              22
  Net assets......................    88    133    200    231    267      261    306             340

               SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN
                       GERMAN AND U.S. GENERALLY ACCEPTED
                             ACCOUNTING PRINCIPLES

     Certain of the Fresenius Worldwide Dialysis summary and selected financial data as of and for each of the years in the five-year period ended December 31, 1995, included in this Joint Proxy Statement-Prospectus, have been prepared in accordance with the German Commercial Code which represents German GAAP. German GAAP differs in certain significant respects from US GAAP. Fresenius Worldwide Dialysis has not determined its financial position or results of operations for such periods under US GAAP.

     The following represents a summary of certain of the significant differences between German GAAP and US GAAP. The summary has been prepared to assist a reader in understanding the nature of the differences between German GAAP and US GAAP as they would relate to a multinational corporation. This summary may not provide a description of all of the significant differences between German GAAP and US GAAP which would arise when preparing the financial statements of a multinational corporation. Further, the following differences may not represent differences or all of the differences which would affect the financial position or results of operations of Fresenius Worldwide Dialysis as of and for such periods referred to above.

GOODWILL AND BUSINESS ACQUISITIONS

     In accordance with German GAAP, the difference between the purchase price and fair value of net assets acquired as part of a business combination (goodwill) may be charged directly to additional paid in capital or retained earnings or capitalized and amortized through the statement of operations over its useful life, generally ranging from 5 to 15 years. Under US GAAP, goodwill must be capitalized and amortized through the statement of operations over its useful life not to exceed 40 years.

CAPITALIZATION OF INTEREST

     Under German GAAP only under limited circumstances is the capitalization of interest on capital expenditures permitted. Under US GAAP, interest incurred as part of the cost of constructing fixed assets is required to be capitalized and amortized over the life of the assets.

LEASING

     Under German GAAP, lease transactions are generally, in practice, recorded as operating leases without balance sheet impact. Under US GAAP, leases which meet certain prescriptive criteria designed to determine whether substantially all of the risks and rewards of ownership of the leased assets are transferred to the lessee are accounted for as capital leases. Under a capital lease, the leased assets and obligations of the lessee are recorded on the lessee's balance sheet. Conversely, on a lessor's balance sheet assets under capital lease are not recorded as leased assets but as capital lease receivables.

RECORDING OF PROVISIONS, RESERVES, VALUATION ADJUSTMENTS

     Since under German law a company's financial statements prepared for commercial purpose are also the basis of its tax accounts, tax considerations heavily influence their preparation. Companies therefore may tend to apply more conservative valuation methods in their financial statements than they might otherwise report. German GAAP permits the recognition of accruals or provisions for uncertain liabilities and loss contingencies. The amount of such accruals or provisions represents the anticipated expense to the group. Accruals for losses on open production orders take into consideration all internal costs, including indirect selling and administrative expenses. Restructuring accruals for obligations to third parties are recorded at the earliest time that an expense is known and reasonably possible. In addition, accruals may also be established for expenses which are known by type of expense and are reasonably possible at the balance sheet date but uncertain in respect of the amount or the timing of when this accrual will be paid. Under US GAAP, an accrual for loss contingency is recorded by a charge to income if it is both probable that an asset has been impaired or a liability has been incurred and the minimum amount of loss can be reasonably estimated. Unspecified liability reserves for future losses, costs or risks do not meet the condition for accrual under US GAAP. Application of

German GAAP may lead to higher accrual balances and reserves for possible risks than allowed under US GAAP. However, under German GAAP, provisions, reserves and valuation adjustments previously established may also be released in subsequent periods with a resultant increase in reported profits in the period released.

PENSIONS AND SIMILAR OBLIGATIONS

     Under German GAAP, pension costs and similar obligations including post-retirement benefits are accrued over the service lives of the employees based upon actuarial studies using the entry age method as defined in the German tax code. US GAAP is more prescriptive particularly as to the use of actuarial assumptions and requires that a different actuarial method (the projected unit credit method) be used.

FOREIGN CURRENCY

     Under German GAAP, receivables and payables stated in foreign currency are translated at each balance sheet date into the respective local currency at the lower of the currency exchange rate on the transaction date or the balance sheet date, in the case of receivables, and the higher of the currency exchange rate on the transaction date or the balance sheet date, in the case of payables. Under US GAAP, assets and liabilities denominated in a foreign currency are recorded at balance sheet rates with any resulting gain or loss recognized in the income statement.

DEFERRED TAXES

     Under German GAAP, deferred tax assets and liabilities are generally recognized on a net basis and to the extent that the entity is in a net deferred tax asset position the deferred tax asset is not required to be recognized. Under US GAAP, deferred taxes are provided in the period of origination for all temporary differences, including net operating loss carryforwards where it is more likely than not that the tax benefit will be realized in future periods, based upon enacted tax rates.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
             RESULTS OF OPERATIONS -- FRESENIUS WORLDWIDE DIALYSIS

     Certain sections of this Joint Proxy Statement-Prospectus contain forward-looking statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events impacting Fresenius Worldwide Dialysis, but no assurance can be given that such events will occur or that the results will be as anticipated. Such sections include, without limitation, discussions concerning the outlook of Fresenius Worldwide Dialysis, future plans and management's expectations regarding future performance.

OVERVIEW

  BASIS OF PRESENTATION OF FRESENIUS WORLDWIDE DIALYSIS FINANCIAL INFORMATION

     Fresenius Worldwide Dialysis currently operates as a business unit of Fresenius AG. In connection with the Reorganization Agreement, Fresenius AG intends to contribute Fresenius Worldwide Dialysis, including Fresenius USA, to a wholly owned inactive subsidiary which will, thereafter, change its name to "Fresenius Medical Care AG." The combined historical financial statements of Fresenius Worldwide Dialysis included elsewhere in this Joint Proxy Statement-Prospectus have been prepared on a basis which reflects the combined historical financial statements of Fresenius Worldwide Dialysis assuming that it was organized as a separate legal entity, owning certain net assets and certain subsidiaries and associated companies of Fresenius AG for all periods presented. Fresenius Worldwide Dialysis' combined financial information has been prepared in accordance with US GAAP.

  SHARED PRODUCTION AND SERVICES

     Fresenius Worldwide Dialysis shares certain manufacturing facilities with Fresenius AG's other businesses. In connection with the Reorganization Agreement, in each situation where facilities are currently shared, post-Reorganization Agreement ownership of the location or manufacturing facility (collectively, the "Facilities") will be retained by Fresenius AG or contributed to Fresenius Worldwide Dialysis as described under "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG."

     The combined balance sheets included elsewhere in this Joint Proxy Statement-Prospectus include, for those Facilities which will be retained by Fresenius Worldwide Dialysis, land, buildings, related manufacturing assets; raw materials and work-in-process inventories; and accounts payable and accrued expenses related to those fixed assets and inventory. In addition, the balance sheets exclude the land, buildings, related manufacturing assets; raw materials and work-in-process inventories; and accounts payable and accrued expenses related to those fixed assets and inventory for Facilities which will be retained by Fresenius AG.

     Production and related services rendered by Fresenius Worldwide Dialysis at shared Facilities to Fresenius AG are effectively allocated to Fresenius AG at fully absorbed cost and, accordingly, are accounted for as an inventory transfer through the statement of operations. Such production rendered by Fresenius AG at shared Facilities on behalf of Fresenius Worldwide Dialysis are also effectively allocated to Fresenius Worldwide Dialysis at fully absorbed cost.

     Prior to the Reorganization, Fresenius Medical Care and Fresenius AG will negotiate and enter into the Supply Agreements for the purchase and sale of products from the Retained Facilities and the Transferred Facilities. See "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG."

     As a division of Fresenius AG, Fresenius Worldwide Dialysis has obtained administrative and other services from Fresenius AG headquarters and from other divisions and subsidiaries of Fresenius AG. Conversely, Fresenius Worldwide Dialysis has provided certain services to other divisions and subsidiaries of Fresenius AG. Prior to the Reorganization, Fresenius Medical Care and Fresenius AG intend to enter into transitional agreements for continuation of many of such services. For a discussion of allocation of such costs and arrangements for such services in the future, see "THE
REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG."

  REAL ESTATE LOCATED IN GERMANY

     Certain land and manufacturing and office buildings located in Germany will be retained by Fresenius AG and leased by Fresenius AG (or an affiliate) to Fresenius Worldwide Dialysis (or an affiliate) under operating lease agreements. Accordingly, such land and buildings have been excluded from the combined balance sheets included elsewhere in this Joint Proxy Statement-Prospectus. The combined statements of operations included elsewhere in this Joint Proxy Statement-Prospectus include, for the years ended December 31, 1994 and 1995, $1,025,000 and $1,575,000, respectively, and for the three months ended March 31, 1995 and 1996, include $383,518 and $365,468, respectively, of depreciation expense related to such facilities representing an assumed charge to Fresenius Worldwide Dialysis from Fresenius AG for the use of the land and buildings. Under such Lease, subsequent to consummation of the transaction contemplated by the Reorganization Agreement, Fresenius Worldwide Dialysis will pay Fresenius AG DM 16.8 million per year, escalated annually based upon German commercial practices. See "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG -- Real Property Lease."

  CURRENCY EXCHANGE RATES

     Fresenius Worldwide Dialysis conducts its business internationally, although its principal operations are located in Germany and the United States. For financial reporting purposes, Fresenius Worldwide Dialysis has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of its international operations, including those in Germany, are maintained affect Fresenius Worldwide Dialysis' results of operations and financial position as reported in its financial statements. Fresenius Worldwide Dialysis has combined the balance sheets of its non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     The Deutschemark accounted for approximately 41.3% of Fresenius Worldwide Dialysis' revenues in 1995 and approximately 41.8% in the three months ended March 31, 1996. During 1994 and 1995 the dollar generally depreciated against the Deutschemark and certain other currencies. This resulted in increased reported sales, translated into dollars, for sales which are denominated Deutschemarks or other currencies that appreciated against the U.S. dollar. For example, if Fresenius Worldwide Dialysis had computed its 1995 sales using average 1994 rather than 1995 exchange rates, net sales would have increased 16.6% as compared to a reported increase of 24.5%. A strengthening of the dollar against other currencies would have had an opposite effect on Fresenius Worldwide Dialysis' net sales.

  MANAGEMENT OF CURRENCY RISK

     Fresenius Worldwide Dialysis sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, Fresenius Worldwide Dialysis' intercompany sales are denominated in Deutschemarks. Accordingly, Fresenius Worldwide Dialysis' subsidiaries are exposed to fluctuations in the rate of exchange between the Deutschemark and the currency in which its local operations are conducted. A decrease in the value of the local currency relative to the Deutschemark will increase a subsidiary's costs for products and supplies from Fresenius Worldwide Dialysis. Fresenius Worldwide Dialysis' subsidiaries employ, to a limited extent, forward contracts and currency options to hedge their currency exposures when they arise, typically at the time that product is purchased. Fresenius Worldwide Dialysis' policy, which has been consistently followed, is that forward currency contracts and options be utilized only for purposes of hedging foreign currency exposures. Fresenius Worldwide Dialysis has not used such instruments for purposes other than hedging. On average, during each of the years ended December 31, 1995 and 1994, the currencies in which Fresenius Worldwide Dialysis' local operations were conducted depreciated relative to the Deutschemark. Accordingly, Fresenius Worldwide Dialysis subsidiaries' costs for products and supplies were favorably affected by its hedging activities. At December 31, 1995, Fresenius Worldwide Dialysis had purchased forward exchange contracts for the sale of currencies for Deutschemarks of $67 million and the purchase of U.S. dollars for Deutschemarks of $10 million. At March 31, 1996, Fresenius Worldwide Dialysis had purchased forward exchange contracts for the sale of currencies for Deutschemarks of $66 million and the purchase of dollars for Deutschemarks of $7 million. Fresenius Worldwide Dialysis' average level of purchases of derivative financial instruments during 1995 and 1994 was not materially different than the amounts held as of the end of those years. A summary of the high and low exchange rates for Deutschemarks to U.S. dollars and the average exchange rates for the last five years is set forth below:

YEAR ENDING
DECEMBER 31,     YEAR'S HIGH     YEAR'S LOW     YEAR'S AVERAGE     YEAR'S CLOSE
- ------------     -----------     ----------     --------------     ------------
   1991             0.6925         0.5449           0.6051            0.6586
   1992             0.7185         0.5959           0.6421            0.6176
   1993             0.6377         0.5736           0.6051            0.5759
   1994             0.6703         0.5663           0.6182            0.6452
   1995             0.7384         0.6415           0.6989            0.6987

  INFLATION

     The effects of inflation during the periods covered by the combined financial statements have not been significant to Fresenius Worldwide Dialysis' results of operations. However, a significant portion of Fresenius Worldwide Dialysis' net revenues, including revenues from the U.S., is received from customers whose revenues are subject to reimbursement rates which are regulated by governmental authorities. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operating costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to customers of Fresenius Worldwide Dialysis, and could materially adversely affect Fresenius Worldwide Dialysis' business and results of operations.

RESULTS OF OPERATIONS

     The following table sets forth certain items from the Fresenius Worldwide Dialysis Combined Statements of Operations as a percent of net sales and the percentage increase (decrease) in the U.S. dollar amount of those items as compared to the prior period.

                                                                     PERCENTAGE OF            PERCENTAGE
                                                                       NET SALES               INCREASE
                                                                -----------------------    ---------------

                              PERCENTAGE OF      PERCENTAGE          THREE MONTHS           THREE MONTHS
                                NET SALES         INCREASE          ENDED MARCH 31,        ENDED MARCH 31,
                              -------------     -------------   -----------------------    ---------------
                              1994     1995     1995 VS. 1994     1995          1996        1995 VS. 1996
                              ----     ----     -------------   ---------     ---------    ---------------
    Net Sales.............    100%     100%           25           100%          100%              13
    Cost of Sales.........     58       57            23            56            57               15
    Gross Profit..........     42       43            27            44            43               11
    Selling, general and
      administrative
      expense.............     27       27            24            26            26               12
    Research and
      development
      expense.............      2        2             2             1             2                9
    Operating income......     13       14            38            17            16                9
    Interest expense,
      net.................      1        1            24             1             1              (31)
    Income before income
      taxes...............     12       13            38            16            15               11
    Provision for income
      taxes...............      5        5            12             7             6                5
    Net income............      7        8            34             9             9               13

  1995 COMPARED TO 1994

  Net Sales. Net Sales increased 24.5% to $897 million in 1995 from $720 million in 1994. 1995 net sales benefited by 7.9% from the significant appreciation of the Deutschemark relative to the U.S. dollar, Fresenius Worldwide Dialysis' financial statement reporting currency. In local currency terms, Fresenius Worldwide Dialysis' sales increased, on a weighted average basis, by 16.6%.

     In 1995, Fresenius Worldwide Dialysis' operations in Germany experienced significant sales growth, including export sales, of 34%, or 19% in local currency, compared to 1994. Sales growth was also substantial in the U.S., totalling 21%. Sales by Fresenius Worldwide Dialysis' other operations in the rest of the world increased 15%, or 8% in local currency, compared to 1994. On the basis of location of customers, sales by geographic region increased in 1995 by 25% in Germany, 21% in the U.S. and 28% in the rest of the world. Translated into local currency, sales to customers in these geographic regions increased in 1995 by 12% in Germany, 21% in the U.S. and 17% in the rest of the world, compared to 1994.

     Strong growth in Germany and the U.S. was mainly attributable to increased sales of hemodialysis machines due to a high replacement rate by dialysis centers in those markets and increased sales of dialyzers due to increased production capacity. In addition, Fresenius Worldwide Dialysis' net sales benefited from strong demand in the growing markets of Eastern Europe. The sales increase is also attributable to growth in the number of dialysis patients in Fresenius Worldwide Dialysis' principal markets. The increase in sales resulted primarily from higher unit volumes, since Fresenius Worldwide Dialysis' selling prices in local currencies were virtually unchanged in 1995.

     Fresenius Worldwide Dialysis undertook a reorganization in 1995 to strengthen its international sales and marketing organization by separating the hemodialysis and peritoneal dialysis businesses to focus its marketing efforts on the distinct needs of each product market better. In addition, Fresenius Worldwide Dialysis set up regionalized marketing structures to serve the needs of customers in different geographic markets better, resulting in the creation of independent hemodialysis regions and peritoneal dialysis regions. Management believes that this new organizational structure has improved market penetration of new products and enhanced its traditionally strong customer contacts, leading to higher product volumes sold.

     During 1995, hemodialysis machines and related disposable products accounted for 70.9% of Fresenius Worldwide Dialysis' total net sales compared to 70.1% in 1994. Sales of peritoneal dialysis solutions, machines and rented equipment accounted for approximately 19.9% of Fresenius Worldwide Dialysis' sales in 1995 compared to 21.3% in 1994. Sales of technical services associated with Fresenius Worldwide Dialysis' hemodialysis product line accounted for 9.2% of sales in 1995 and 8.6% in 1994.

     In 1995, net sales of hemodialysis machines and related disposable products, including dialyzers, grew 26.0% to $636.0 million from $504.9 million in 1994. Net sales of hemodialysis machines increased 34.4% to $140 million from $104 million in 1994, which was due principally to the increase in demand due to high machine replacement rates by dialysis centers and the increase in market acceptance of Fresenius Worldwide Dialysis' products. Sales of dialyzers increased 29.1% to $248 million in 1995 from $192 million in 1994. Before 1995, demand for Fresenius Polysulfone(R) dialyzers exceeded available capacity. As a result of expanded production capacity in 1995 at several manufacturing locations, Fresenius Worldwide Dialysis was better able to meet market demand. This result can be attributed mainly to increased capacity at Fresenius Worldwide Dialysis' production facilities in Germany, the U.S. and Belarus. See "-- Liquidity and Capital Resources." Production of Fresenius cuprophane dialyzers produced at Fresenius/SMAD, Fresenius Worldwide Dialysis' French subsidiary, representing less than 10% of dialyzer sales, was below capacity in 1995.

     Sales of peritoneal dialysis products and machines increased 16.2% to $178.3 million in 1995 from $153.4 million in 1994. The increase in sales of peritoneal dialysis products resulted in part from the introduction of PD-NIGHT(TM) in the last quarter of 1995 and from higher sales volumes of existing products.

          Gross Profit. Gross profit for 1995 was $382 million, an increase of 27% from gross profit for 1994 of $300 million. In local currency terms, however, the increase in gross profit was 17.4%. As a percentage of net sales, gross profit increased to 42.7% in 1995 compared to 41.7% in 1994. The increase in gross profit in 1995 reflects increased net sales as well as Fresenius Worldwide Dialysis' continuous improvement of the efficiency of its production processes and successful efforts to reduce manufacturing costs. Gross profit from the sale of disposable products increased as a result of lower raw material costs, higher production speeds, changes in product components and increased automation. In the dialysis machine production facility in Schweinfurt, Germany, a new logistics system was implemented to optimize the flow of goods and reduce logistics costs. Successful cost reduction measures were also implemented at the Fresenius/SMAD plant in France. Gross profit was negatively affected by start-up costs due to a loss of efficiency at the Ogden, Utah manufacturing facility, which was expanded in 1995 to commence manufacturing of polysulfone dialyzers.

          Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses totalled $243 million in 1995, an increase of 24.4% from the prior year total of $195 million. As a percentage of net sales, SG&A expenses remained constant at 27.1% in 1995 and 1994. SG&A expenses were significantly affected by currency exchange rates. In terms of local currency, SG&A expenses increased by 15.7%. The increase in SG&A expenses resulted principally from the higher sales volume.

          Research and Development Expenses. Research and development expenses in 1995 increased to $17.3 million compared to $16.9 million in 1994. In local currency terms, however, research and development expenses declined 7.8%. Research and development expenses do not include $4.3 million of research and development expenses charged by Fresenius AG to Fresenius Worldwide Dialysis as corporate overhead, which were incurred by Fresenius AG in developing Biofine(TM), a PVC-free packaging material for peritoneal dialysis systems and intravenous solutions. If such overhead charges were taken into account, research and development expenses would have increased by 12.3% in 1995 compared to 1994. Research and development costs represent principally personnel wages and benefits as well as fixed overhead costs.

          Operating Income. Operating income for 1995 was $122 million, an increase of $34 million from an operating income of $88 million in 1994. As a percentage of net sales, operating income increased to 13.6% in 1995 from 12.2% in 1994.

          Interest Expense. Interest expense was $14 million in 1995 compared to $12 million in 1994. The higher level of interest expense resulted from a higher level of borrowings in 1995 compared to 1994.

          Income Tax Expense. Expenses for income taxes were $41 million in 1995 compared to $29 million in 1994. Fresenius Worldwide Dialysis' effective tax rate increased slightly from 34.8% in 1994 to 35.2% in 1995. The increase in Fresenius Worldwide Dialysis' effective rate resulted principally from a higher percentage of Fresenius Worldwide Dialysis' combined pre-tax income being earned in Germany where the fully distributed earnings federal statutory tax rate plus trade (state) income taxes, net of federal benefit approximates 47%. As a result of the utilization and recognition of net operating loss carryforwards of its U.S. subsidiary, for which no tax benefit had previously been recognized, Fresenius Worldwide Dialysis' income tax provisions in 1995 and 1994 were lower than the German statutory rate. See Note 15 of Notes to Combined Financial Statements of Fresenius Worldwide Dialysis.

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

     Net Sales. Net Sales increased 13.0% to $235 million in the first quarter 1996 from $208 million in the first quarter 1995.

     In the first quarter of 1996, Fresenius Worldwide Dialysis' operations in Germany experienced sales growth, including export sales, of 9.2% compared to the first quarter of 1995. Sales growth was also substantial in the U.S., totalling 19.2%. Sales by Fresenius Worldwide Dialysis' operations in the rest of the world increased 11.6% compared to the first quarter of 1995. The increase in sales resulted primarily from higher unit volumes. Fresenius Worldwide Dialysis' selling prices in local currencies were virtually unchanged. The sales increase was also attributable to growth in the number of dialysis patients in each of Fresenius Worldwide Dialysis' principal markets.

     Strong sales growth in Germany and the U.S. was mainly attributable to increased sales of hemodialysis machines due to a high replacement rate by dialysis centers in those markets and increased sales of dialyzers due to increased production capacity. In addition, Fresenius Worldwide Dialysis' net sales benefited from strong demand in the growing markets of Eastern Europe.

     In the first quarter of 1996, net sales of hemodialysis machines and related disposable products, including dialyzers, grew 13.7% to $169.2 million from $148.9 million in the first quarter of 1995. The increase resulted from higher machine replacement rates and increased sales of dialyzers as a result of the availability of additional manufacturing capacity.

     Sales of peritoneal dialysis products and machines increased 18.1% to $49.2 million in the first quarter of 1996 compared to $41.7 million in the first quarter of 1995. The increase in sales of peritoneal dialysis products resulted in part from the introduction of PD-NIGHT(TM) in the last quarter of 1995 and from higher sales volumes of existing products.

     Gross Profit. Gross profit for the first quarter of 1996 was $102.2 million, an increase of 10.7% from gross profit for the first quarter of 1995. As a percentage of net sales, gross profit decreased slightly to 43% in the first quarter 1996 from 44% in the first quarter of 1995.

     The gross margin was negatively impacted by the increase in the Deutschemark/U.S. dollar exchange rate which resulted in higher costs for Deutschemark denominated purchases and came into full effect only later during 1995 as certain subsidiaries benefitted from favorable forward exchange rate contracts which were closed during the first quarter of 1995.

     Selling, General and Administrative Expenses. SG&A expenses totalled $60.8 million in the first quarter 1996, an increase of 12.0% from the first quarter of 1995 of $54.3 million. As a percentage of net sales, SG&A expenses remained substantially constant at 26% in the first quarters of 1996 and 1995.

     Research and Development Expenses. Research and development expenses in the first quarter of 1996 increased to $3.6 million compared to $3.3 million in the first quarter of 1995. Research and development costs represent principally personnel wages and benefits as well as fixed overhead costs.

     Operating Income. Operating income for the first quarter of 1996 was $37.7 million, an increase of $3.1 million from an operating income of $34.6 million in the first quarter of 1995.

     Interest Expense. Interest expense was $4.0 million in the first quarter of 1996 compared to $3.3 million in the first quarter of 1995. The higher level of interest expense resulted from a higher level of borrowings in 1996 compared to 1995.

     Income Tax Expense. Expenses for income taxes were $13.1 million in the first quarter of 1996 compared to $12.5 million in the first quarter of 1995. Fresenius Worldwide Dialysis' effective tax rate decreased from 38.1% in the first quarter of 1995 to 35.9% in the first quarter of 1996. The decrease in Fresenius Worldwide Dialysis' effective tax rate resulted primarily from lower deferred tax expenses in Germany which are calculated at the higher tax rate for undistributed earnings.

LIQUIDITY AND CAPITAL RESOURCES

  1995 COMPARED TO 1994

     During 1994 and 1995, Fresenius Worldwide Dialysis utilized cash flow from operations and, to a lesser extent, bank borrowings, principally to fund investments in property, plant and equipment. During 1995 and 1994 Fresenius Worldwide Dialysis' cash provided by operating activities was $69.1 million and $63.4 million, respectively and was generated principally from net income plus non-cash depreciation charges of $41.7 million in 1995 and $34.9 million in 1994 and less increases in working capital requirements of $37.9 million and $27.8 million, respectively. At December 31, 1995, Fresenius Worldwide Dialysis had cash of $12.1 million.

     Fresenius Worldwide Dialysis had capital expenditures in 1995 and 1994 of $92.9 million and $59.5 million, respectively. The expenditures in each year were principally in Germany and the United States. At the production facility in St. Wendel, Germany, $13.2 million was expended during 1995 for the construction and installation of a new production line for PVC-free bags. An additional $9.9 million was expended to further automate the production processes and increase the production capacity at the St. Wendel and Schweinfurt, Germany manufacturing facilities. Further capital expenditures in Germany included $10.0 million for rental equipment, of which $7.8 million were additions to capital leases. The rental equipment consisted of hemodialysis machines leased to hospitals and dialysis centers. To finance the rental equipment Fresenius Worldwide Dialysis enters into sale/leaseback agreements with a leasing company which cover the sale and leaseback of rental equipment under a three year capital lease.

     To strengthen its international operations further, in 1995 Fresenius Worldwide Dialysis made acquisitions and capital investments of $8.4 million in subsidiaries in Argentina, Australia, Colombia, and Germany, as well as in dialysis centers in Brazil, Hungary and Italy.

     In addition, Fresenius Worldwide Dialysis' U.S. subsidiary completed construction of a 104,000 square foot addition to its Ogden, Utah manufacturing facility for the manufacture of polysulfone dialyzers. Fresenius USA had expended $39.5 million for the construction and equipping of the expanded facility as of December 31, 1995. On March 31, 1995 Fresenius USA entered into a sale/leaseback arrangement with a bank which, as amended, covers the sale of approximately $27.0 million of certain new equipment of its dialyzer manufacturing facility to the bank and leaseback of the equipment under a four-year operating lease that has renewal options and purchase options at fair value. Although the rent payments on the lease are variable based on the London interbank offered rate ("LIBOR") for three-months, Fresenius USA has effectively fixed its rent expense through the use of interest rate swap agreements. If Fresenius USA elects not to purchase the equipment or renew the lease at the end of the lease term, it will be obligated to pay a termination fee of up to $20.25 million, to be offset by sale proceeds from Fresenius USA remarketing the equipment.

     At December 31, 1994 and 1995, Fresenius Worldwide Dialysis had short-term borrowings of $80 million and $109 million, respectively. The borrowings were principally under lines of credit with commercial banks and, in 1995, $25.2 million was borrowed from Fresenius AG. At December 31, 1995, Fresenius Worldwide Dialysis had short-term unused lines of credit of $20 million. Fresenius Medical Care believes that its internally generated funds, as well as its credit facilities and possible future debt and equity offerings, will be sufficient to fund its internal expenditures and anticipated acquisitions after the Reorganization.

     Fresenius Worldwide Dialysis' net assets represent the excess of assets over liabilities to unrelated third parties of the business units included in Fresenius Worldwide Dialysis, as discussed in Note 1 to the Fresenius Worldwide Dialysis combined financial statements. Intercompany transactions and charges between Fresenius Worldwide Dialysis and Fresenius AG have also effectively been accounted for within net activity with Fresenius AG. For the years ended December 31, 1995 and 1994, the net activity with Fresenius AG resulting from intercompany transactions and charges was credits of $10.0 million and $19.3 million, respectively. Subsequent to the transactions contemplated by the Reorganization Agreement, such activity will be accounted for as related party transactions by Fresenius Medical Care.

     Further, in connection with the transactions contemplated by the Reorganization Agreement, Fresenius AG will contribute the net assets of Fresenius Worldwide Dialysis, including Fresenius USA, to Fresenius Medical Care in return for approximately 50.3% of the outstanding FMC Ordinary Shares. Such transaction will be accounted for at cost as it represents a transaction between entities under common control.

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

     During the first quarter 1995 and 1996, Fresenius Worldwide Dialysis utilized cash flow from operations and, to a lesser extent, bank borrowings to fund investments in property, plant and equipment. During the first quarter of 1996 and of 1995, Fresenius Worldwide Dialysis' cash provided by operating activities was $12.8 million and $13.0 million, respectively, and was generated principally from net income plus non-cash depreciation charges of $10.3 million in the first quarter of 1996 and $9.0 million in the first quarter of 1995 and less an increase in working capital requirements of $16.0 million and $13.1 million, respectively. At March 31, 1996, Fresenius Worldwide Dialysis had cash of $31.4 million.

     Fresenius Worldwide Dialysis had capital expenditures in the first quarter of 1996 and of 1995 of $17.8 million and $14.3 million, respectively. The expenditures in each year were principally in Germany and the U.S. Expenditures in Germany were incurred to further automate the production processes and increase the production capacity at the St. Wendel Facility and the Schweinfurt Facility.

     Further capital expenditures in Germany included $1.5 million for rental equipment, of which $1.0 million were additions to capital leases. The rental equipment consisted of hemodialysis machines leased to hospitals and dialysis centers. To finance the rental equipment Fresenius Worldwide Dialysis enters into sale/leaseback agreements with a leasing company which cover the sale and leaseback of rental equipment under three-year capital leases.

     In addition in 1995, Fresenius Worldwide Dialysis' U.S. subsidiary completed construction of a 104,000 square foot addition to its manufacturing facility for the manufacture of polysulfone dialyzers. Fresenius USA had expended $39.5 million for the construction and equipping of the expanded facility as of March 31, 1996. On March 31, 1995, Fresenius USA entered into a sale/leaseback arrangement with a bank which covers the sale of approximately $19.0 million of certain new equipment of its dialyzer manufacturing facility to the bank and leaseback of the equipment under a four-year operating lease that has renewal options and purchase options at fair value. Although the rent payments on the lease are variable based on the three-month LIBOR, Fresenius USA has effectively fixed its rent expense through the use of interest rate swap agreements. In December 1995, an additional $8.0 million of similar new equipment was sold and leased back under the above-referenced four-year renewable lease. If Fresenius USA elects not to purchase the equipment or renew the lease at the end of the lease term, it will be obligated to pay a termination fee of up to $20.25 million, to be offset by sale proceeds from Fresenius USA remarketing the equipment.

     At March 31, 1996 and December 31, 1995, Fresenius Worldwide Dialysis had short-term borrowings of $128.8 million and $109.4 million, respectively. The borrowings were principally under lines of credit with commercial banks and, in 1996, $25.2 million was borrowed from Fresenius AG.

                    SELECTED FINANCIAL DATA OF FRESENIUS USA

     The following table summarizes certain financial data with respect to Fresenius USA and is qualified in its entirety by the consolidated financial statements of Fresenius USA contained elsewhere in this Joint Proxy Statement-Prospectus. The selected data as of and for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 have been derived from the consolidated financial statements of Fresenius USA audited by KPMG Peat Marwick LLP, independent accountants.

     The Abbott Acquisition has been accounted for as a purchase. Because the Abbott Acquisition occurred on February 24, 1993, the statements below include the results of operations, assets and liabilities of this acquired business only for periods and dates occurring on or after February 24, 1993.

                                                                                                              THREE MONTH
                                                                                                             PERIOD ENDED
                                                                  YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                    ----------------------------------------------------   -----------------
                                                      1991       1992       1993       1994       1995      1995      1996
                                                    --------   --------   --------   --------   --------   -------   -------
                                                            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.......................................  $101,436   $128,607   $205,960   $254,344   $304,964   $68,176   $81,062
  Cost of sales...................................    71,812     92,575    140,960    175,766    212,102    47,040    55,566
                                                    --------   --------   --------   --------   --------   -------   -------
  Gross profit....................................    29,624     36,032     65,000     78,578     92,862    21,136    25,496
  Selling, general and administrative and research
    and development...............................    28,865     32,964     55,713     66,489     74,836    17,048    18,949
  Litigation settlements..........................     1,300       (400)        --         --         --        --        --
                                                    --------   --------   --------   --------   --------   -------   -------
  Operating income (loss).........................      (541)     3,468      9,287     12,089     18,026     4,088     6,547
  Interest expense (net)..........................    (2,167)    (2,447)    (4,631)    (4,195)    (4,924)    1,274     1,401
  Equity in earnings of Fresenius Brent Medical
    Inc...........................................        84         70         86         --         --        --        --
  Other income (expense), net.....................      (191)      (341)      (149)       (17)      (149)       25        62
                                                    --------   --------   --------   --------   --------   -------   -------
  Income (loss) before income taxes and
    extraordinary items...........................    (2,815)       750      4,593      7,877     12,953     2,789     5,084
  Income tax expense (benefit)....................        15        111        900        723     (3,434)     (529)     (262)
                                                    --------   --------   --------   --------   --------   -------   -------
  Income (loss) before extraordinary items........    (2,830)       639      3,693      7,154     16,387     3,318     5,346
  Extraordinary items.............................       255         --         --         --         --        --        --
                                                    --------   --------   --------   --------   --------   -------   -------
  Net income (loss)...............................  $ (2,575)  $    639   $  3,693   $  7,154   $ 16,387   $ 3,318   $ 5,346
                                                    ========   ========   ========   ========   ========   =======   =======
Net Income (Loss) Per Common and Common Equivalent
  Share:
  Income (loss) before extraordinary items........  $   (.18)  $    .03   $    .18   $    .32   $    .61   $  0.13   $  0.19
  Extraordinary items.............................       .02         --         --         --   $     --        --        --
                                                    --------   --------   --------   --------   --------   -------   -------
  Net income (loss) per common and common
    equivalent share:
    Primary.......................................  $   (.16)  $    .03   $    .18   $    .32   $    .61   $  0.13   $  0.19
                                                    ========   ========   ========   ========   ========   =======   =======
    Fully diluted.................................  $   (.16)  $    .03   $    .18   $    .31   $    .59   $  0.13   $  0.19
                                                    ========   ========   ========   ========   ========   =======   =======
  Weighted average number of shares of common
    stock and common stock equivalents:
    Primary.......................................    15,543     18,692     20,660     23,926     26,647    25,717    27,884
    Fully diluted.................................    15,543     18,692     20,660     23,926     27,844    25,872    27,936
Pro Forma:(1)
  Net sales.......................................             $154,694   $210,642
  Gross profit....................................               49,024     67,424
  Operating income................................                6,838     10,162
  Net income......................................                1,617      4,160
  Net income per common share.....................             $    .09   $    .20
  Weighted average number of shares of common
    stock and common stock equivalents............               18,692     20,660

                                                                              DECEMBER 31,
                                                          ----------------------------------------------------    MARCH 31,
                                                            1991       1992       1993       1994       1995         1996
                                                          --------   --------   --------   --------   --------   ------------
                                                                       (DOLLARS AND SHARES IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.......................................  $ 22,604   $ 18,739   $ 15,525   $  4,579   $ 12,991     $ 13,503
  Total assets..........................................    78,144     88,961    159,216    185,348    224,921      226,806
  Total debt and capital lease obligations..............    29,039     21,905     68,291     66,073     75,237       72,283
  Stockholders' equity..................................    22,792     31,037     37,006     60,572     78,602       84,792

- ---------------
(1) Pro forma operating data give effect to the Abbott Acquisition as if this acquisition were consummated on January 1, 1992. See Note 23 of Notes to Consolidated Financial Statements of Fresenius USA.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
       OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- FRESENIUS USA

OVERVIEW

     Certain sections of this Joint Proxy Statement-Prospectus contain forward-looking statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events impacting Fresenius USA, but no assurance can be given that such events will occur or that the results will be as anticipated. Such sections include, without limitation, discussions concerning the outlook of Fresenius USA, future plans and management's expectations regarding future performance.

     There are certain important factors that could cause results to differ materially from those anticipated. These factors include:

     RELIANCE ON FRESENIUS AG

     Fresenius USA is dependent on Fresenius AG in a variety of ways for technology, products, and, to some degree, financial support. Fresenius AG's direct and indirect ownership of Fresenius USA Common Stock has the practical effect of giving Fresenius AG an absolute majority of the voting power of Fresenius USA with respect to all matters.

     COMPETITION AND TECHNOLOGICAL CHANGE

     The markets in which Fresenius USA sells its products are highly competitive. Some of Fresenius USA's principal competitors in the hemodialysis and peritoneal dialysis fields possess greater financial, marketing and research and development resources than Fresenius USA. There can be no assurance that competition, innovation or introduction of new products from this or other sources will not materially adversely affect sales of Fresenius USA's products or render one or more of Fresenius USA's present or proposed products obsolete.

     RELIANCE ON SUPPLIERS; PURCHASE COMMITMENTS

     The supplies for certain of Fresenius USA's products are purchased from single suppliers, including Fresenius AG, located outside of the United States. If a particular source of supply becomes unavailable, there can be no assurance that Fresenius USA would be able to find an acceptable substitute supplier in a timely fashion. The loss of such a source of supply could have a material adverse effect on Fresenius USA's revenues and profits, as well as its ability to supply its products to its customers and retain its customer base.

     FDA AND OTHER GOVERNMENT REGULATION

     The manufacturing and marketing of Fresenius USA's products are subject to regulation by the FDA, pursuant to the FDC Act, and numerous other federal, state and foreign governmental authorities. Fresenius USA believes it has obtained all necessary clearances for the manufacture and sale of the products that Fresenius USA currently produces and sells in the jurisdictions where these products are currently sold. Products developed in the future are likely to require approval by the FDA and other authorities before they may be sold in the U.S. or elsewhere. While Fresenius USA believes that it is generally in compliance with applicable FDA and other requirements, there can be no assurance that Fresenius USA will be able to continue such compliance, that one or more of Fresenius USA's products will not be the subject of a recall, or that changes in regulations or interpretations made by the FDA or other regulatory bodies will not adversely affect Fresenius USA.

     POTENTIAL PRODUCT LIABILITY; LITIGATION

     Fresenius USA faces an inherent business risk of exposure to product liability claims. Although Fresenius USA maintains product liability insurance at a level which it believes to be prudent, there can be no assurance that such coverage will be adequate, or that adequate insurance coverage will continue to be available at acceptable costs. Although Fresenius USA has not been subject to significant product liability claims in the past, there can be no assurance that Fresenius USA can avoid a significant product liability claim or recall in the future, which could have a material adverse effect on the business, financial condition or prospects of Fresenius USA.

     HEALTH CARE REFORM

     Presently, Medicare reimbursement is available for dialysis equipment and/or treatment for most ESRD patients at approximately the same nominal dollars-per-treatment level that prevailed in 1983 (representing a significant decrease in real dollars-per-treatment). Because the demand for Fresenius USA's products is affected by the availability and level of Medicare reimbursement, any spending decreases or significant changes in the Medicare program could have a material adverse effect on Fresenius USA.

     CURRENCY RISK

     Products and supplies purchased from Fresenius AG must be paid for by Fresenius USA in Deutschemarks and, therefore, a decrease in the value of the U.S. dollar relative to the Deutschemark will increase Fresenius USA's costs for these products and supplies. Fresenius USA attempts to protect itself from short-term currency fluctuations using various hedging techniques, but there can be no assurance that such techniques will continue to be available to Fresenius USA or that, even if available, they will successfully protect Fresenius USA from these currency fluctuations. Fresenius USA is unable to protect itself from long-term changes in exchange rates. If there are long-term changes in exchange rates, or if Fresenius USA is not successful in protecting itself against short-term currency fluctuations, Fresenius USA's cost of sales could increase substantially, which could have a material adverse effect on Fresenius USA's financial results.

     A significant portion of Fresenius USA's products, and components used in its products, are manufactured outside of the U.S. by Fresenius AG and other suppliers. As a result, fluctuations in exchange rates of the U.S. dollar against foreign currencies, particularly the Deutschemark, may affect Fresenius USA's cost of sales. Fresenius USA engages in foreign currency hedging arrangements as an effort to minimize the effect of short-term currency fluctuations on its results of operations. Fresenius USA's policy, which has been consistently followed, is that forward currency contracts and options be utilized only for purposes of hedging foreign currency exposures resulting from purchases made from Fresenius AG in Deutschemarks. Fresenius USA has not used such instruments for purposes other than hedging. On average during each of the years ended December 31, 1995 and 1994 the U.S. dollar depreciated relative to the Deutschemark. The adverse effects of such depreciation on Fresenius USA's Deutschemark denominated purchases of products and supplies were mitigated by its hedging activities. At December 31, 1995, Fresenius USA had contracts to purchase DM 48 million at a fixed rate on the date of settlement. Fresenius USA's average level of purchases of foreign currency contracts during each of the years ended December 31, 1995 and 1994 approximated the average purchases of products and supplies from Fresenius AG during each of the respective years. In order to minimize the effect of longer-term currency fluctuations, Fresenius USA is increasingly producing components for the products it sells, or the products themselves, in the U.S. In 1995, Fresenius USA began producing polysulfone dialyzers at its expanded facility in Ogden, Utah.

     Fresenius USA undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof.

     SUBSEQUENT EVENT

     During the quarter ended June 30, 1996, Fresenius USA recorded approximately $9.8 million in additional compensation expense in connection with the repurchase from certain employees of shares of Fresenius USA Common Stock and options to purchase Fresenius USA Common Stock. See "FRESENIUS USA EXECUTIVE COMPENSATION -- Securities Repurchases." Fresenius USA expects that its operating income for the three-month and six-month periods ended June 30, 1996 will be approximately $7,594 and $14,141, respectively, and that, as a result of the additional compensation expense incurred in connection with the securities repurchases, it expects that its net income (loss) for the three-month and six-month periods will be ($2,164) and $4,383, respectively.

RESULTS OF OPERATIONS

     The following table sets forth certain items from the Fresenius USA Consolidated Statements of Operations as a percent of net sales and the percentage increase (decrease) in the dollar amount of those items as compared to the prior period.

                                                                                                       INCREASE
                                                                                                      (DECREASE)
                                                         THREE MONTHS             PERCENTAGE        --------------
                                   PERCENTAGE OF            ENDED            INCREASE (DECREASE)     THREE MONTHS
                                     NET SALES             MARCH 31,         --------------------       ENDED
                                --------------------   -------------------   1994 VS.    1995 VS.   MARCH 31 1996
                                1993    1994    1995     1995       1996       1993        1994        VS. 1995
                                ----    ----    ----   --------   --------   --------    --------   --------------
Net sales.....................  100%    100%    100%      100%       100%        23%         20%          19%
Cost of sales.................   68      69      70        69         69         25          21           18
Gross profit..................   32      31      30        31         31         21          18           21
Selling, general and
  administrative expense......   26      25      24        24         23         19          12           11
Research and development
  expense.....................    1       1       1         1          1         23          24           20
Operating income..............    5       5       6         6          8         30          49           60
Interest expense, net.........    2       2       2         2          2         (9)         17           10
Income before income taxes....    2       3       4         4          6         72          64           82
Net income....................    2       3       5         5          7         94         129           61

     Fresenius USA's net sales have continued to grow over the last three years, from $206.0 million in 1993 to $305.0 million in 1995. Fresenius USA's net sales are derived from sales of dialysis machines, which accounted for approximately 29% of 1995 net sales, and disposable products, which accounted for approximately 71% of 1995 net sales. Fresenius USA attributes the growth in net sales during this period principally to increased penetration in both the hemodialysis and peritoneal dialysis markets, growth in the number of people with ESRD and the introduction of new products. Improved market penetration was partly attributable to enhanced sales and marketing programs and, in the case of peritoneal dialysis products, primarily to the Abbott Acquisition.

  1995 COMPARED TO 1994

     Net Sales. Net sales were $305.0 million in 1995, an increase of $50.7 million, or 19.9%, compared with net sales of $254.3 million in 1994. The increase in 1995 net sales primarily reflects higher unit sales volumes in all major product categories from 1994 levels. Average net sales price per unit in each major product category did not change significantly during 1995 as compared with 1994.

     Net sales of hemodialysis products were $206.9 million, an increase of $36.3 million, or 21.3%, compared to 1994 net sales. The sales increase in hemodialysis products was due to the increased acceptance of Fresenius USA's products and growth in the number of hemodialysis patients in the U.S.

     Net sales of peritoneal products was $89.6 million, an increase of $12.2 million, or 15.8%, compared to 1994 net sales. The increase in net sales of peritoneal dialysis products was primarily attributable to growth in the number of peritoneal dialysis patients in the U.S., as well as to acceptance by the medical community of new peritoneal dialysis therapies introduced by Fresenius USA.

     Gross Profit. Gross profit was $92.9 million in 1995, an increase of $14.3 million, or 18.2%, compared with gross profit of $78.6 million in 1994. Gross profit margin decreased from 30.9% in 1994 to 30.5% in 1995, primarily due to a loss of efficiency at the Ogden, Utah manufacturing facility due to the start-up of dialyzer production, and due to increased costs of products purchased from Germany, as a result of the continued weakness of the U.S. dollar.

     Selling, General and Administrative Expense and Research and Development Expense. SG&A expense and research and development expense were $74.8 million in 1995, an increase of $8.3 million, or 12.6%, compared with 1994. SG&A expense and research and development expense as a percentage of sales decreased to 24.5% in 1995 from 26.1% in 1994. Research and development expense was $2.3 million in 1995 compared to $1.8 million in 1994, virtually unchanged as a percentage of sales.

     Interest Expense (Net). Interest expense (net) was $4.9 million in 1995, an increase of $0.7 million, or 17.4%, over 1994. This increase is primarily the result of Fresenius USA's increased short-term borrowings during 1995.

     Income Tax Expense (Benefit). During 1995, Fresenius USA recognized a portion of its deferred tax asset related to the utilization of net operating loss carry-forwards from previous years and reduced the valuation allowance on its deferred tax asset based on Fresenius USA's belief that it is more likely than not to be realized through the results of future operations. The net amount of this tax benefit recognized during 1995 was $3.4 million compared to tax expense of $0.7 million in 1994. Fresenius USA's income tax provisions for 1995 and 1994 were substantially lower than statutory rates. See Note 17 to Consolidated Financial Statements of Fresenius USA.

     Net Income. Net income was $16.4 million in 1995, an increase of $9.2 million, or 129.1%, from 1994. Net income in 1995 included a tax benefit of $4.6 million, which Fresenius USA recognized during 1995. Excluding the tax benefit, net income was $11.8 million in 1995, an increase of $4.6 million or 64.8% from 1994.

  1994 COMPARED TO 1993

     Net Sales. Net sales were $254.3 million in 1994, an increase of $48.3 million, or 23.4%, compared with net sales of $206.0 million in 1993. The increase in 1994 net sales primarily reflects higher unit sales volumes in all major product categories from 1993 levels. Average net sales price per unit in each major product category did not change significantly during 1994 as compared with 1993.

     Net sales of hemodialysis products were $170.6 million, an increase of $36.5 million, or 27.2%, compared to 1993 net sales. The sales increase in hemodialysis products was due to the increased acceptance of Fresenius USA's products and growth in the number of hemodialysis patients in the U.S.

     Net sales of peritoneal products was $77.3 million, an increase of $12.3 million, or 18.8%, compared to 1993 net sales. The increase in net sales of peritoneal dialysis products was primarily attributable to growth in the number of peritoneal dialysis patients in the U.S., as well as acceptance by the medical community of new peritoneal dialysis therapies introduced by Fresenius USA.

     Gross Profit. Gross profit was $78.6 million in 1994, an increase of $13.6 million, or 20.9%, compared with gross profit of $65.0 million in 1993. Gross profit margin decreased from 31.6% in 1993 to 30.9% in 1994. However, gross margin in 1993 included a $3.9 million refund related to U.S. import duties on dialyzers and hemodialysis machine components. Excluding this refund, gross margin in 1993 was 29.7%, compared to 30.9% in 1994.

     Selling, General and Administrative Expense and Research and Development Expense. SG&A expense and research and development expense were $66.5 million in 1994, an increase of $10.8 million, or 19.3%, compared with 1993. SG&A expense and research and development expense as a percentage of sales decreased to 26.1% in 1994 from 27.1% in 1993. Research and development expense was $1.8 million in 1994 compared to $1.5 million in 1993, virtually unchanged as a percentage of sales.

     Interest Expense (Net). Interest expense (net) was $4.2 million in 1994, a decrease of $0.4 million, or 9.4%, over 1993, primarily as a result of Fresenius USA's full redemption of all of its 10 1/2% convertible debentures and the payment of the outstanding principal balance of its industrial revenue bonds issued in connection with its Ogden, Utah facility, all in June 1994.

     Income Tax Expense. Income tax expense was $0.7 million, a decrease of $0.2 million over 1993, primarily as a result of tax credits from Fresenius USA's wholly owned Canadian subsidiary. As a result of utilization of net operating loss carryforwards for which no tax benefit had previously been recognized, Fresenius USA's income tax provisions for 1994 and 1993 were substantially lower than statutory rates. See Note 17 to Consolidated Financial Statements of Fresenius USA.

     Net Income. Net income was $7.2 million in 1994, an increase of $3.5 million, or 93.7%, from 1993.

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

     Net Sales. Net sales were $81.1 million for the first quarter of 1996, an increase of $12.9 million or 18.9% compared with net sales of $68.2 million for the first quarter of 1995. The increase in sales for the first quarter of 1996 is the result of continued higher unit sales volumes for both hemodialysis and peritoneal dialysis products.

     Gross Profit. Gross profit was $25.5 million for the first quarter of 1996, an increase of $4.4 million or 20.6% compared with gross profit of $21.1 million for the first quarter of 1995. Gross profit margin increased from 31.0% for the first quarter of 1995 to 31.5% for the first quarter of 1996.

     Selling, General and Administrative Expense and Research and Development Expense. Selling, general and administrative expense and research and development expense were $18.9 million for the first quarter of 1996, an increase of $1.9 million or 11.2% compared with $17.0 million for the first quarter of 1995. These expenses as a percentage of net sales were 23.4% for the first quarter of 1996 compared to 25.0% for the first quarter of 1995.

     Interest Expense (Net). Interest expense (net) was $1.4 million for the first quarter of 1996 compared to $1.3 million for the same period of 1995.

     Income Tax Expense (Benefit). Income tax benefit in the first quarter of 1996 was $0.3 million compared to income tax benefit of $0.5 million for the same period in 1995. During the first quarter of 1996, Fresenius USA recognized a tax benefit of approximately $1.0 million compared with $0.8 million during the first quarter of 1995 related to Fresenius USA's net operating loss carryforwards from previous years.

     Net Income. Net income was $5.3 million for the first quarter of 1996, an increase of $2.0 million or 61.1% compared to net income of $3.3 million for the first quarter of 1995. Net income for the first quarter of 1996 and of 1995 included the above tax benefit which resulted from recognition of a portion of Fresenius USA's deferred tax asset related to Fresenius USA's net operating loss carryforwards from previous years.

LIQUIDITY AND CAPITAL RESOURCES

     Fresenius USA has historically financed its operations, working capital and capital expenditures through bank borrowings obtained with credit support from Fresenius AG, private placements of Fresenius USA Series F Preferred Stock and Fresenius USA Common Stock to Fresenius AG and internally generated funds. During 1995, Fresenius USA obtained a $20.0 million line of credit from a commercial bank independent of support by Fresenius AG and entered into a sale/leaseback arrangement with a bank without support from Fresenius AG. In addition, during 1994, Fresenius USA successfully completed a public offering of 3,450,000 shares of Fresenius USA Common Stock, realizing proceeds, after payment of expenses, of approximately $16.2 million. Since 1990, Fresenius USA has realized $19.5 million in net proceeds from private placements of Fresenius USA Preferred Stock and Fresenius USA Common Stock to Fresenius AG, all of which was utilized to reduce outstanding obligations to Fresenius AG and affiliated companies.

     During 1995, Fresenius USA had a negative cash flow from operations of $1.9 million compared to a positive cash flow of $4.1 million in 1994 and $4.4 million in 1993. This change from prior years is primarily due to the increase of current assets from operations over current liabilities from operations. Current assets increased primarily due to strong fourth quarter sales. As of December 31, 1995, Fresenius USA had cash balances of $2.3 million, and working capital of $13.0 million.

     The consideration for the acquired assets in the Abbott Acquisition was (a) $31.0 million cash paid at the closing, (b) $12.5 million payable in installments of $2.5 million each in the years 1994 through 1998 inclusive, discounted to $10.6 million using an imputed interest rate of 5.68%, the first of which was paid in the first quarter of 1994 and (c) a ten-year warrant to purchase 1,750,000 shares of Fresenius USA Common Stock at an exercise price of $8.00 per share (the "Abbott Warrant"), which was valued at $228,000. In addition, Fresenius USA agreed to purchase from Abbott, and Abbott agreed to supply, a stated amount of certain Abbott peritoneal dialysis products in each 12-month period following the Abbott Acquisition closing and ending in February 1998. Over the next two years, the minimum purchase commitments under the agreement are approximately $22.0 million annually.

     Fresenius USA obtained funds for the payment at closing of the Abbott Acquisition by borrowing $6.0 million under existing short-term lines of credit and by borrowing $25.0 million under a new, five-year term loan due February 17, 1998 with Dresdner Bank, which carries an interest rate of 5.68% per annum. Repayment is required under this loan at $6.25 million per annum commencing February 15, 1995. Fresenius USA's future acquisition payment obligations to Abbott, as well as additional amounts due for products supplied by Abbott to Fresenius USA, are partially secured by a $10.0 million letter of credit (the "Abbott Letter of Credit").

     In 1995, Fresenius USA completed construction of a 104,000 square-foot addition to its manufacturing facility in Ogden, Utah for the manufacture of polysulfone dialyzers. Fresenius USA expended $39.5 million for the construction and equipping of the expanded facility as of March 31, 1996. On March 31, 1995, Fresenius USA entered into a sale/leaseback arrangement with a bank which, as amended, covers the sale by Fresenius USA of approximately $27.0 million of certain new equipment of Fresenius USA's dialyzer manufacturing facility at its Ogden, Utah plant to the bank and the leaseback of the equipment under a four-year operating lease that has renewal options and a purchase option at fair market value. Although the rent payments on the lease are variable based on LIBOR, Fresenius USA has effectively fixed its rent expense through the use of interest rate swap agreements. If Fresenius USA elects not to purchase the equipment or renew the lease at the end of the lease term, Fresenius USA will be obligated to pay a termination fee of up to $20.25 million to be offset by sales proceeds from Fresenius USA remarketing the equipment.

     As of December 31, 1995, Fresenius USA had outstanding short-term borrowings of $33.1 million under lines of credit with six commercial banks. In March 1995, Fresenius USA replaced a $15.0 million line of credit supported by Fresenius AG with a $20.0 million line of credit secured by Fresenius USA's accounts receivable. As of December 31, 1995, Fresenius USA had outstanding $7.5 million under this $20.0 million line of credit. These lines of credit provide for total credit availability of $47.0 million. Fresenius AG provided credit support to enable Fresenius USA to obtain the five-year term loan, the short-term lines of credit and the Abbott Letter of Credit. In addition, at December 31, 1995, Fresenius USA had fully drawn the amount available under a $3.6 million short-term line of credit with Fresenius AG, the terms of which are similar to those of the lines of credit with the commercial banks described above. At December 31, 1995, Fresenius USA also had outstanding two interest rate swap agreements with a commercial bank for an aggregate amount of $25.0 million. These agreements effectively change Fresenius USA's rent expense on its variable payment operating lease to fixed rates based on 8.02% and 5.60%, respectively.

     As of March 31, 1996, Fresenius USA had outstanding short-term borrowings of $35.9 million under lines of credit with six commercial banks. In March 1995, Fresenius USA replaced a $15.0 million line of credit supported by Fresenius AG with a $20.0 million line of credit secured by Fresenius USA's accounts receivable. As of March 31, 1996, Fresenius USA had borrowed $10.3 million under this $20.0 million line of credit. Fresenius USA's lines of credit provide for a total credit availability of $47.0 million. Fresenius AG has provided credit support to enable Fresenius USA to obtain various term loans and short-term lines of credit. In addition, at March 31, 1996, Fresenius USA had fully drawn the amount available under a $3.1 million short-term line of credit with Fresenius AG, the terms of which are similar to those of the lines of credit with the six commercial banks described above.

     At March 31, 1996, Fresenius USA had outstanding two interest rate swap agreements with a commercial bank for an aggregate of $25.0 million. These agreements effectively change Fresenius USA's rent expense on its variable payment operating lease to fixed rates based on 8.02% and 5.60%, respectively.

     Fresenius USA believes that its committed and possible future bank or other commercial financing, combined with internally generated funds and the sale of additional debt or equity securities, will be sufficient to fund Fresenius USA's working capital requirements and other obligations.

     On May 8, 1996, Fresenius USA entered into the Reorganization Agreement. See "THE REORGANIZATION."

     For a discussion of recent accounting pronouncements not yet adopted by Fresenius USA, see Note 3 to Consolidated Financial Statements of Fresenius USA.

                           FRESENIUS MEDICAL CARE AG

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined statements of earnings and unaudited pro forma condensed combined balance sheet for Fresenius Medical Care (collectively, the "Pro Forma Condensed Combined Financial Information") have been prepared to illustrate the pro forma effects of the proposed transactions in accordance with US GAAP and are based on the assumptions set forth below and in the notes to the Fresenius Worldwide Dialysis Combined Financial Statements and the W. R. Grace & Co. Special-Purpose, Consolidated Financial Statements included elsewhere in this Joint Proxy Statement-Prospectus. The Fresenius Medical Care unaudited pro forma condensed combined statements of earnings are based on the statements of earnings of Fresenius Worldwide Dialysis and Grace for the year ending December 31, 1995 and the three months ending March 31, 1996 and are prepared as if the Reorganization had occurred as of January 1, 1995 and January 1, 1996, respectively. The Fresenius Medical Care unaudited pro forma condensed combined balance sheet is based on the March 31, 1996 balance sheets of Fresenius Worldwide Dialysis and Grace and is prepared as if the Reorganization occurred as of March 31, 1996. The financial statements of Grace on which the Pro Forma Condensed Combined Financial Information is based represent the National Medical Care, Inc. business of Grace only after completing the spin off of New Grace.

     The financial statements of Fresenius Worldwide Dialysis and Grace were prepared as if each entity operated as an independent, stand-alone entity for all periods presented. Neither entity is a legal entity, and, as such, the net assets (equity) for each entity represent the excess of its assets over its liabilities and not the capital structure of its parent and reporting entity. The accompanying unaudited condensed combined pro forma financial information does not present historical earnings per share data since the weighted average number of shares associated with each of these combining segments to support such a calculation does not exist. The capital structure of Fresenius Medical Care will consist of 70,000,000 FMC Ordinary Shares issued to Fresenius AG and the shareholders of Fresenius USA and Grace in consideration for the contribution of Fresenius Worldwide Dialysis and Grace to Fresenius Medical Care. Fresenius AG, the public shareholders of Fresenius USA, and the holders of common stock (and options) of Grace will receive 50.3%, 4.9% and 44.8% of the outstanding FMC Ordinary Shares, respectively, on a fully diluted basis.

     The Pro Forma Condensed Combined Financial Information does not give effect to certain restructuring and rationalization costs expected to be incurred following the Reorganization. In addition, although Fresenius Medical Care plans to realize cost reductions from the Reorganization and such restructuring and rationalization, no effect has been given in the Pro Forma Financial Statements to any such benefits. However, such cost reduction will be a function of numerous factors, and no assurance can be given that any such cost reduction will be realized over time.

     For accounting purposes, the Reorganization will be treated as a purchase of Grace by Fresenius Medical Care. Accordingly, for the purpose of these Pro Forma Condensed Combined Financial Statements, the excess of the purchase price of Grace over the historical costs of Grace's assets is reflected in the pro forma condensed combined balance sheet as "excess purchase price over cost" and has been amortized over an estimated composite life in the unaudited pro forma condensed combined statement of earnings. Fresenius Medical Care intends to obtain a valuation study to value existing assets and liabilities and to appropriately allocate the excess purchase price over the cost of the business acquired. Fresenius Medical Care management believes that the composite life used in the pro forma condensed combined statement of earnings will not vary materially from the amounts charged to operations once a valuation study has been completed and existing assets and liabilities have been recorded at their fair values.

     The pro forma adjustments recognize the increase in debt that is incurred immediately prior to the Reorganization and the resultant increase in financing costs in the unaudited pro forma condensed combined statement of earnings. In accordance with the Reorganization Agreement, Grace will borrow an amount sufficient to finance the payment to, and assumption of indebtedness of, Grace Chemicals, such that the Debt of Grace on a consolidated basis at the Effective Time, will not exceed $2.273 billion, subject to adjustment as provided therein. See "THE REORGANIZATION -- The Distribution Agreement."

     For purposes of the Pro Forma Condensed Combined Financial Statements, the Debt of $2,273,000 is comprised at March 31, 1996 of an off-balance sheet working capital facility of $200,000; historical capital lease obligations of $10,239; cash overdrafts of $6,373; $18,800 related to certain accrued expenses; and new debt of $2,037,588. Interest on the new borrowings ranges from LIBOR plus 1.375% to LIBOR plus 1.75% while interest on the off-balance sheet facility is LIBOR plus .50%. (The average LIBOR was 6.026% and 5.432% for the year ended December 31, 1995 and the three-month period ended March 31, 1996, respectively.) Interest also includes commitment fees related to letters of credit. See "FINANCING -- NMC Credit Agreement."

     In addition, the acquisition of the minority interest of Fresenius USA has been recorded in the Pro Forma Condensed Combined Financial Statements and the resultant goodwill has been amortized over 40 years. The pro forma adjustments include the elimination of the intercompany activity between Fresenius Worldwide Dialysis and Grace during the year ended December 31, 1995 and the three-month period ended March 31, 1996 and the reclassification of the assets and liabilities as of March 31, 1996. The assets and liabilities of Rena-Med are reclassified to assets held for disposal. The Schiwa net assets and any gains on the disposition of those assets will be retained by Fresenius AG. Certain pro forma adjustments have been made to reflect the results of operations on a stand-alone basis, including the elimination of Grace Chemicals' overhead allocations and the costs of the Grace Chemicals long-term and other incentive plans, that will not be applicable following the Reorganization. Fresenius Medical Care management believes that the estimated added costs for Fresenius Medical Care to operate on a stand-alone basis are reasonable and has made an adjustment to reflect the estimated expenses for Fresenius National Medical Care to operate as an independent entity.

     THE PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION IS PROVIDED FOR ILLUSTRATIVE PURPOSES ONLY AND DOES NOT PURPORT TO REPRESENT WHAT THE FINANCIAL POSITION OR RESULTS OF OPERATIONS OF FRESENIUS MEDICAL CARE WOULD ACTUALLY HAVE BEEN IF THE REORGANIZATION HAD IN FACT OCCURRED AS OF THE DATES INDICATED OR TO PROJECT THE COMBINED FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD. THE PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE NOTES THERETO AND THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO CONTAINED ELSEWHERE HEREIN.

                           FRESENIUS MEDICAL CARE AG

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 1995

                                                                 PRO FORMA        NOTE
                                      FWD          GRACE        ADJUSTMENTS    REFERENCES     ADJUSTED
                                    --------     ----------     -----------    ----------    ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues......................  $896,540     $2,032,738      $ (37,423)         5        $2,846,871
                                                                   (31,578)         9
                                                                   (13,406)        10
Cost of revenues..................   514,080      1,176,093          8,788          7         1,631,171
                                                                    (1,423)         7
                                                                   (32,066)         5
                                                                   (23,141)         9
                                                                   (11,160)        10
                                    --------     ----------                                  ----------
  Gross profit....................   382,460        856,645                                   1,215,700
Operating expenses:
  Selling, general and
     administrative...............   242,990        360,960         (8,657)         9           587,725
                                                                    (6,566)        10
                                                                    (5,801)         6
                                                                     2,929          7
                                                                      (130)         7
                                                                     2,000          6
  Provision for doubtful
     accounts.....................        --         88,858                                      88,858
  Depreciation and amortization
     (Excluding $41,693 for
     Fresenius Worldwide
     Dialysis)....................        --        113,176         60,785          3           178,104
                                                                     5,001          8
                                                                      (321)         5
                                                                      (537)        10
  Research and development........    17,292          3,957            (82)         9            21,167
  Allocation of Grace Chemicals
     expenses.....................        --         29,724        (29,724)         6                --
                                    --------     ----------                                  ----------
  Operating income................   122,178        259,970                                     339,846
  Interest, net...................    13,064         25,534        166,920          2           183,084
                                                                     3,571          4
                                                                    (1,558)        10
                                                                   (24,447)         2
  Other, net......................    (6,289)            --          2,450          9            (3,481)
                                                                       358         10
  Reduction of carrying amounts of
     assets to estimated fair
     values and restructuring
     costs........................        --         28,923        (12,400)        10            16,523
                                    --------     ----------                                  ----------
Earnings before income taxes......   115,403        205,513                                     143,720
Provision for income taxes........    40,577        108,616        (62,674)        15            85,260
                                                                    (1,259)         9
                                    --------     ----------                                  ----------
Earnings before minority
  interest........................    74,826         96,897                                      58,460
Minority interest.................     5,111             --         (5,111)         8               522
                                                                       522         11
                                    --------     ----------     ----------                   ----------
Net earnings......................  $ 69,715     $   96,897      $(108,674)                  $   57,938
                                    ========     ==========     ==========                   ==========
Earnings per ordinary share.......                                                 16        $      .83
                                                                                             ==========
Earnings per ADS..................                                                 16        $      .28
                                                                                             ==========

   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                                  Information.

                           FRESENIUS MEDICAL CARE AG

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                       THREE MONTHS ENDED MARCH 31, 1996

                                                                PRO FORMA         NOTE
                                       FWD         GRACE       ADJUSTMENTS     REFERENCES     ADJUSTED
                                     --------     --------     -----------     ----------     --------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues.......................  $235,060     $528,291      $  (9,952)          5         $742,914
                                                                   (7,430)          9
                                                                   (3,055)         10
Cost of revenues...................   132,854      315,433          2,145           7          434,884
                                                                     (322)          7
                                                                   (6,956)          5
                                                                   (6,091)          9
                                                                   (2,179)         10
                                     --------     --------                                    --------
  Gross profit.....................   102,206      212,858                                     308,030
Operating expenses:
  Selling, general and
     administrative................    60,832      101,447         (2,327)          9          158,995
                                                                   (1,190)         10
                                                                      500           6
                                                                      715           7
                                                                      (42)          7
                                                                     (940)          6
  Provision for doubtful
     accounts......................                 21,486                                      21,486
  Depreciation and amortization....
  (Excluding $10,268 for Fresenius
    Worldwide Dialysis)............                 30,628         16,084           3           47,834
                                                                    1,250           8
                                                                     (109)          5
                                                                      (19)         10
  Research and development.........     3,647          686             (6)          9            4,327
  Allocation of Grace Chemicals
     expenses......................                  2,017         (2,017)          6               --
                                     --------     --------                                    --------
  Operating income.................    37,727       56,594                                      75,388
  Interest, net....................     2,824        7,004         38,644           2           42,145
                                                                      893           4
                                                                     (351)         10
                                                                   (6,869)          2
  Other, net.......................    (1,523)                      1,284           9             (221)
                                                                       18          10
                                     --------     --------                                    --------
Earnings before income taxes.......    36,426       49,590                                      33,464
Provision for income taxes.........    13,067       23,145        (17,003)         15           19,035
                                                                     (174)          9
                                     --------     --------                                    --------
Earnings before minority
  interest.........................    23,359       26,445                                      14,429
Minority interest..................     1,694                      (1,694)          8              131
                                                                      131          11
                                     --------     --------       --------                     --------
Net earnings.......................  $ 21,665     $ 26,445      $ (33,812)                    $ 14,298
                                     ========     ========       ========                     ========
Earnings per ordinary share........                                                16         $    .20
                                                                                              ========
Earnings per ADS...................                                                16         $    .07
                                                                                              ========

   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                                  Information.

                           FRESENIUS MEDICAL CARE AG

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 1996

                                                               PRO FORMA         NOTE
                                    FWD          GRACE        ADJUSTMENTS     REFERENCES      ADJUSTED
                                  --------     ----------     -----------     ----------     ----------
                                                         (DOLLARS IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents.....  $ 31,398     $   33,855     $   (65,253)          1        $       --
  Trade accounts receivable,
     net........................   184,324        430,013          (4,577)          5           587,345
                                                                   (1,160)          9
                                                                   (1,048)         10
                                                                  (20,207)          2
  Inventories, net..............   187,292         72,458          (3,259)          9           253,396
                                                                   (3,095)         10
  Prepaid expenses and other
     current assets.............    19,702         64,252          (1,101)          9            77,399
                                                                   (3,543)          9
                                                                   (1,911)         10
  Deferred income taxes.........     4,467         90,280             (25)          9            94,722
                                   -------      ---------                                     ---------
          Total current
            assets..............   427,183        690,858                                     1,012,862
Property, plant and equipment,
  net...........................   138,754        384,163            (775)          9           519,466
                                                                   (2,676)         10
Intangible assets, net..........    65,636        962,831         200,073           8         1,228,534
                                                                       (6)          9
Excess purchase price over
  cost..........................        --             --       1,785,813           3         1,785,813
Investments in affiliates.......    18,786             --                                        18,786
Deferred taxes..................     3,409             --                                         3,409
Other assets....................    24,991         21,625          25,000           4            71,616
Assets held for disposal........                                      554          10               554
                                   -------      ---------       ---------                     ---------
Total Assets....................  $678,759     $2,059,477       1,902,804                    $4,641,040
                                   =======      =========       =========                     =========

   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                                  Information.

                                                                     (Continued)

                           FRESENIUS MEDICAL CARE AG

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 1996

                                                                         PRO FORMA       NOTE
                                               FWD          GRACE       ADJUSTMENTS   REFERENCES      ADJUSTED
                                            ---------    -----------    -----------   ----------     ----------
                                                                  (DOLLARS IN THOUSANDS)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........................    $36,804       $110,499    $   (40,228)       1         $   95,811
                                                                             (4,577)       5
                                                                               (693)       9
                                                                             (5,994)      10
  Accrued expenses........................     62,883        190,948         25,000        4            285,382
                                                                             (3,642)       9
                                                                             (2,107)      10
                                                                             12,300       14
  Short-term borrowings...................    128,842             --          6,373        1            135,215
  Current portion of long-term debt and
    capital lease obligations.............     18,544        158,202       (153,932)       2             22,814
  Income taxes payable....................      2,390         13,573           (402)       9             15,486
                                                                                (75)      10
  Other current liabilities...............     15,727             --           (641)       9             15,086
                                             --------     ----------                                 ----------
         Total current liabilities........    265,190        473,222                                    569,794
Long-term debt and capital lease
  obligations, less current portion.......     22,614         28,290        (22,321)       2             28,583
New debt..................................         --             --      2,037,588        2          2,037,588
Other liabilities.........................      6,517         34,702           (793)       9             40,426
Pension liabilities.......................     16,904             --           (892)       9             16,012
Deferred taxes............................        805         64,618        171,177        3            236,600
Minority interest.........................     26,870             --        (26,870)       8             17,177
                                                                              7,439       11
                                                                              9,738       12
                                             --------     ----------                                 ----------
  Total Liabilities.......................    338,900        600,832                                  2,946,180
                                                                                                             --
Stockholders' Equity:
  Capital stock...........................                                  236,999       13            236,999
  Additional paid in capital..............                                1,457,861       13          1,457,861
  Retained earnings.......................                                       --                          --
  Net assets..............................    339,859      1,458,645        (31,398)       1                 --
                                                                          1,785,813        3
                                                                           (171,177)       3
                                                                            226,943        8
                                                                             (7,439)      11
                                                                             (9,738)      12
                                                                         (1,881,542)       2
                                                                             (2,806)       9
                                                                            (12,300)      14
                                                                         (1,694,860)      13
                                             --------     ----------    -----------                  ----------
         Total Stockholders' Equity.......    339,859      1,458,645                                  1,694,860
                                             --------     ----------                                 ----------
         Total Liabilities and
           Stockholders' Equity...........   $678,759     $2,059,477    $ 1,902,804                  $4,641,040
                                             ========     ==========    ===========                  ==========

   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                                  Information.

                           FRESENIUS MEDICAL CARE AG

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                             (AMOUNTS IN THOUSANDS)

(1) Pursuant to the Reorganization Agreement, all cash and cash equivalents of Grace and Fresenius Worldwide Dialysis shall be retained by Grace Chemicals and Fresenius AG, respectively. See "THE REORGANIZATION." Accordingly, an adjustment has been recorded to return the cash balance of $31,398 to Fresenius AG with an offsetting decrease in the net assets of Fresenius Worldwide Dialysis. At March 31, 1996, Grace recorded an adjustment for $40,228 to reclassify its outstanding checks to accounts payable. An adjustment has therefore been recorded to eliminate the Grace financial statement cash balance of $33,855; reverse the $40,228 reclassification entry to accounts payable, and to reclassify the remaining cash overdraft of $6,373 to short-term borrowings.

(2) For purposes of the Pro Forma Condensed Combined Financial Statements, Grace will incur new debt of $2,037,588 prior to the Reorganization to be used for payment of the Grace dividend of $1,881,542. Grace's Debt is subject to adjustment in accordance with the Reorganization Agreement. See "THE REORGANIZATION -- The Distribution Agreement."

     Grace's Debt of $2,273,000 is comprised of an off-balance sheet working capital facility of $200,000; historical capital lease obligations of $10,239; cash overdrafts of $6,373, $18,800 related to certain accrued expenses, and new debt of $2,037,588. See "FINANCING -- NMC Credit Agreement." Interest on the new borrowings ranges from LIBOR plus 1.375% to LIBOR plus 1.75% while interest on the off-balance sheet facility is LIBOR plus .50% (the average LIBOR was 6.026% and 5.432% for the year ended December 31, 1995 and the three-month period ended March 31, 1996, respectively). Interest also includes commitment fees related to letters of credit. See "FINANCING -- NMC Credit Agreement."

     Based upon the above, adjustments to record the new debt of $2,037,588, eliminate existing Grace debt (except for capital lease obligations and cash overdrafts) of $176,253, and to reduce the equity of Grace by $1,881,542 for the payment of the Grace dividend have been recorded. In addition, an adjustment has been recorded for $20,207 to reduce accounts receivable for the difference between the off-balance sheet working capital facility of $179,793 at March 31, 1996 and the facility of $200,000 to be established prior to the Reorganization.

     Adjustments have also been recorded to eliminate Grace interest expense (less the interest on capital lease obligations retained) of $24,447 and $6,869 for the year ended December 31, 1995 and the three-month period ended March 31, 1996, respectively. Correspondingly, interest expense on the total new debt (including the working capital facility) was recorded at the above noted rates for $166,920 and $38,644 for the year ended December 31, 1995 and the three-month period ended March 31, 1996, respectively.

(3) Adjustments have been made to record the excess purchase price over the carrying value of the Grace assets and liabilities acquired of $1,785,813 and to establish a deferred tax liability of $171,177, representing the estimated tax effect of specifically identified assets to be increased to fair value. The excess purchase price over the historical cost has not been allocated to specifically identified assets nor has the unidentified portion been treated as goodwill. Fresenius Medical Care management intends to undertake a valuation study to record the assets and liabilities acquired at their fair market value.

     Amortization of the excess purchase price in the amounts of $61,005 and $16,139 for the year ended December 31, 1995 and the three-month period ended March 31, 1996, respectively, approximating a composite life of 29.4 years and 27.8 years for the years ended December 31, 1995 and the three-month period ended March 31, 1996, respectively, have been recorded in the unaudited pro forma condensed combined income statements. These amounts were determined by using a recently completed Grace valuation study as an estimate of the amounts that will be recorded upon the completion of the Fresenius Medical Care valuation. Fresenius Medical Care management believes that the amortization recorded in the pro forma financial statements will not vary materially from the amounts that will be recorded once its valuation study is completed.

     Adjustments were made for $10,735 and $3,038 for the year ended December 31, 1995 and the three-month period ended March 31, 1996, respectively, to reduce income tax expense for the estimated tax effect for amortization of the estimated specifically identified assets that will be recorded at fair value.

(4) Adjustments have been made to record estimated net financing costs of $25,000 for new debt under the NMC Credit Agreement and to amortize such debt over the seven year life of the financing.

(5) Adjustments have been made to eliminate intercompany balances and activity between Grace and Fresenius Worldwide Dialysis at March 31, 1996 and for the three-month period then ended and for the year ended December 31, 1995.

(6) An adjustment has been made for the year ended December 31, 1995 and the three-month period ended March 31, 1996 to eliminate historical overhead allocations from Grace of $29,724 and $2,017; to eliminate the expense of the Grace long term and other incentive plan of $17,940 and $2,100 and to establish an estimate of new replacement incentive compensation arrangements of $7,500 and $1,875; and to record the estimated expenses to operate on a stand-alone basis of $4,639 and $1,160 resulting in net benefits of $5,801 and $940, respectively. Adjustments have also been made to record incremental overhead expenses related to Fresenius Medical Care corporate of $2,000 and $500 for the year ended December 31, 1995 and the three-month period ended March 31, 1996, respectively.

(7) An adjustment has been made to record expenses under the proposed operating lease for land and buildings in Germany of $11,717 for the year ended December 31, 1995. In addition, a pro rata adjustment of $2,860 has been recorded for the three month period ended March 31, 1996. See "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG."

(8) An adjustment has been made to record the acquisition of the Fresenius USA minority interest and option holders for $226,943. An adjustment has been made to amortize the resultant goodwill of $200,073 over a 40 year life.

(9) An adjustment has been made to reclassify the assets and liabilities of Schiwa as net assets held for sale at March 31, 1996 and to reverse all income statement activity for the year ended December 31, 1995 and the three-month period ended March 31, 1996. The Schiwa net assets of $2,806 and any gains on the disposition of those assets will be retained by Fresenius AG. Accordingly, the net assets of Schiwa have been removed from Fresenius Medical Care. See "THE REORGANIZATION -- Conditions."

(10) An adjustment has been made to reclassify the assets and liabilities of Rena-Med as net assets held for sale at March 31, 1996 and to reverse all activity for the three-month period then ended and for the year ended December 31, 1995. See "THE REORGANIZATION -- Conditions."

(11) Adjustments have been made to record the Grace Preferred Stock existing prior to the Reorganization of $7,439 as a minority interest and to record the related dividends of $522 and $131 for the year ended December 31, 1995 and the three-month period ended March 31, 1996, respectively, as minority interest expense.

(12) An adjustment has been made to record the New Preferred Stock to be issued in the Reorganization at its par value of $.10 per share for 97,375 shares outstanding of FNMC in minority interest.

(13) An adjustment has been made to establish the capital structure of Fresenius Medical Care at 70 million shares with a par value per share of $3.39 (DM
     5), with the remaining net asset balance recorded as additional paid in capital.

(14) An adjustment has been recorded to accrue $12,300 for transition related expenses, including retention and stock incentive distributions, to be paid to employees subsequent to closing.

(15) Adjustments have been made to reflect the tax effects of the pro forma adjustments described in notes 2, 3, 4, 5, 6 and 7 above. The adjustments to record the costs of incremental Fresenius Medical Care corporate expense and the lease of German land and buildings were given a German tax adjustment of 47%; all other adjustments received tax adjustments of 40%.

(16) Earnings per FMC Ordinary Share and earnings per ADS have been calculated as if all shares of Fresenius Medical Care stock were outstanding as of the beginning of each respective period presented.

                      MANAGEMENT OF FRESENIUS MEDICAL CARE

GENERAL

     In accordance with the German Stock Corporation Law, Fresenius Medical Care has a Supervisory Board and a Management Board. The two Boards are separate and no individual may simultaneously be a member of both Boards.

THE SUPERVISORY BOARD

     Following consummation of the Reorganization, the FMC Supervisory Board will consist of six members. Pursuant to the Pooling Agreement described under "DESCRIPTION OF THE POOLING AGREEMENT," at least one-third (but no fewer than two) of the members of the FMC Supervisory Board elected by the shareholders are required to be "Independent Directors," i.e., persons with no substantial business or professional relationship with either of Fresenius Medical Care, Fresenius AG or any affiliate of either of them. For a discussion of the terms of the Fresenius Medical Care Pooling Agreement, see "DESCRIPTION OF THE POOLING AGREEMENT."

     The term of a member of the FMC Supervisory Board will expire at the end of the general meeting of shareholders after the fourth fiscal year following the year in which such member was elected, but not counting the fiscal year in which such member's term begins. Any member of the FMC Supervisory Board elected by the shareholders in a general meeting may be removed by three-fourths of the votes cast by the shareholders in a general meeting. The FMC Supervisory Board ordinarily acts by simple majority vote and the Chairman has a casting vote (i.e., the deciding vote) in case of any deadlock.

     The principal function of the FMC Supervisory Board is to appoint and to supervise the FMC Management Board and to approve the mid-term planning and certain matters which are not in the ordinary course of business and are of fundamental importance to Fresenius Medical Care. For additional information with respect to the functions of the FMC Supervisory Board, see "COMPARISON OF CERTAIN RIGHTS OF SHAREHOLDERS OF GRACE AND FRESENIUS USA."

MEMBERS OF THE FMC SUPERVISORY BOARD

     Set forth below are names, ages, and principal occupations of the persons who as of the Effective Time are expected to be the members of the FMC Supervisory Board.

                                         NAME                                AGE
            ---------------------------------------------------------------  ---
            Dr. Matthias Schmidt, Chairman.................................  37
            Dr. Dieter Schenk, Deputy Chairman.............................  44
            Dr. Eckart O. Ebner............................................  58
            Donald L. Staheli(1)...........................................  64
            Bernhard Walter................................................  54
            Walter L. Weisman(1)...........................................  61

- ---------------
(1) Independent Director

     Dr. Matthias Schmidt has served as president of the Pharmaceuticals Division of Fresenius AG since October 1986 and a member of the Management Board of Fresenius AG since July 1987. Dr. Schmidt is also director of Hemosol Inc., a Canadian development-stage biopharmaceutical company listed on the Toronto Stock Exchange and engaged in development of a human blood substitute and stem cell research.

     Dr. Dieter Schenk is an attorney and tax advisor and has been a partner in the law firm of Norr, Stiefenhofer & Lutz since 1986. Dr. Schenk is also a member and vice-chairman of the Supervisory Board of Greiffenberger AG. Greiffenberger AG is a German corporation listed on the Munich Stock Exchange that manufactures specialty steel and machine tools.

     Dr. Eckart O. Ebner is a public accountant and tax advisor and has been a partner in the accounting firm of Dr. Ebner, Dr. Stolz and Partner, Stuttgart, since 1974. Dr. Ebner is also a member of the advisory board of Drescher GmbH, Rutesheim. Drescher is an internationally operating communication company. He is also a member of the advisory committee with Georg Thieme Verlag, Stuttgart, an international publishing company.

     Donald L. Staheli is Chairman of the Board and Chief Executive Officer of Continental Grain Company, an international agribusiness and financial services concern. Mr. Staheli joined Continental Grain Company in 1969, and was elected President in 1984, Chief Executive Officer in 1988 and Chairman of the Board in 1994. Mr. Staheli serves as a Director of Prudential Life Insurance Company of America, Bankers Trust New York Corporation and ContiFinancial Corporation. He is Chairman of the U.S.-China Business Council, a Director of the New York City Partnership, a member of the Council on Foreign Relations, and a member of the Board of Trustees for the American Graduate School of International Business.

     Bernhard Walter has been a member of the Board of Managing Directors of Dresdner Bank AG since prior to 1991. Mr. Walter is also a member of the Supervisory Boards of various companies in Germany and other European countries.

     Walter L. Weisman is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc. ("AMI"). Mr. Weisman joined AMI in 1972, was elected President in 1979 and served as Chief Executive Officer from 1985 to 1988. Mr. Weisman is a Vice-Chairman of the Board of the California Institute of Technology and Chairman of its Institute Relations Committee, a Trustee of Harvey Mudd College, a Trustee of the Los Angeles County Museum of Art, Chairman of the Board of the Sundance Institute, a Trustee of the Ashland Shakespeare Festival, and a Director of Price REIT, Inc. and Clinical Micro Sensors, Inc.

FMC SUPERVISORY BOARD COMPENSATION

     The members of the FMC Supervisory Board will receive no compensation from Fresenius Medical Care until the Effective Time. Fresenius Medical Care will pay an annual retainer fee of DM 60,000 to each member of the FMC Supervisory Board, with the Chairman to be paid twice that amount and the Deputy Chairman to be paid 150% of that amount. All FMC Supervisory Board members will be compensated for their reasonable travel and accommodation expenses incurred with respect to their duties as FMC Supervisory Board members.

FMC MANAGEMENT BOARD AND CERTAIN OTHER EXECUTIVE OFFICERS

     Each member of the management board of Fresenius Medical Care (the "FMC Management Board") is appointed by the FMC Supervisory Board for a maximum term of five years and is eligible for reappointment thereafter.

     Set forth below are names, ages, positions and terms of office of the persons who as of the Effective Time are expected to be the members of the FMC Management Board.

                                                                                      YEAR
                                                                                      TERM
                    NAME                   AGE                POSITION               EXPIRES
    -------------------------------------  ---     ------------------------------    -------
    Dr. Gerd Krick.......................   57     Chairman of the FMC Management      2001
                                                   Board; Chief Executive Officer
    Mathias R. Klingler..................   43     Chief Executive Officer for         2001
                                                   Europe,
                                                   Asia Pacific and Latin America
    Dr. Ben J. Lipps.....................   55     Chief Executive Officer for         2001
                                                   North America
    Udo Werle............................   51     Chief Financial Officer             2001

     Dr. Gerd Krick has been Chairman of the Fresenius AG Management Board since 1992. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius

AG Management Board. Dr. Krick was elected as a director of Fresenius USA in October 1987, became Chairman of the Fresenius USA Board in October 1989 and continues to serve in that capacity. Dr. Krick is also a director of Gull Laboratories, Inc., a publicly-held manufacturer and distributor of diagnostic test products.

     Mathias R. Klingler has been President of the Dialysis System Division of Fresenius AG since April 1993. From 1992 to April 1993 he held the position of Executive Vice President of Dialysis Systems International at Fresenius AG. From 1987 to 1992 he was General Manager of Pacesetter Systems GmbH and of Siemens AG after it acquired Pacesetter Systems GmbH. Mr. Klingler is a director of Fresenius USA.

     Dr. Ben J. Lipps has served as President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA since October 1989, and in various capacities with Old FUSA since 1985. Dr. Lipps joined Dow Chemical Company in 1966 and led the research team that developed the first hollow fiber dialyzer between 1967 and 1969. Prior to joining Old FUSA, Dr. Lipps was a Vice President of research and development for Cordis Dow Corporation.

     Mr. Udo Werle has been Chief Financial Officer and Labor Relations Director of Fresenius AG since January 1994. Mr. Werle was previously a member of the Management Board of ABB Kraftwerke AG, Mannheim. In his last position as President of ABB Power Ventures Ltd., Zurich/Mannheim, he was responsible for all cooperation and joint ventures for the Power Generation segment. Mr. Werle joined ABB Power Ventures Ltd. in 1970.

     Set forth below are the names, ages and positions of the present executive officers of Fresenius AG's Dialysis Systems Division, Fresenius USA and NMC. It is expected that the officers of these companies will be substantially the same following the Reorganization.

                       NAME                     AGE                  POSITION
    ------------------------------------------  ---   ---------------------------------------
    FRESENIUS AG -- DIALYSIS SYSTEMS DIVISION
    Matthias Klingler.........................  43    President and Chief Operating Officer
    FRESENIUS USA
    Dr. Gerd Krick............................  57    Chairman of the Board
    Dr. Ben J. Lipps..........................  55    President, Chief Executive Officer and
                                                      Chief Operating Officer
    Robert E. Farrell.........................  46    Corporate Group Vice President --
                                                      Administration, General Counsel and
                                                      Clerk
    Heinz J. Schmidt..........................  44    Corporate Group Vice President --
                                                      Finance and Treasurer
    Scott Walker..............................  47    Corporate Group Vice President --
                                                      Regulatory Affairs
    NMC
    Geoffrey W. Swett.........................  47    President of the Dialysis Services
                                                      Division
    John S. Walker............................  55    President of the Medical Products Group
    Peter F. Spears...........................  49    President of NMC Homecare
    Robert W. Armstrong, III..................  46    Vice President and Controller
    A. Miles Nogelo...........................  52    Vice President and Treasurer
    Christopher T. Ford.......................  46    President of International Dialysis
                                                      Services
    Philip J. Glassanos.......................  44    Vice President -- Managed Care
    William F. Grieco.........................  42    Senior Vice President and General
                                                      Counsel

                       NAME                     AGE                  POSITION
    ------------------------------------------  ---   ---------------------------------------
    Richard K. Hayden.........................  57    Vice President of Corporate Information
                                                      Services
    John Michael Lazarus, M.D.................  58    Senior Vice President and Medical
                                                      Director
    Thomas L. Saltonstall.....................  47    Vice President for Human Resources
    Edward E. Berger..........................  50    Vice President for Government Relations
                                                      and External Affairs

     Robert Farrell joined Fresenius USA as Chief Financial Officer, General Counsel, Treasurer and Clerk in April 1991. In March 1992, he became Vice President -- Administration of Fresenius USA and ceased serving as Chief Financial Officer and Treasurer. In October 1995, he was promoted to Corporate Group Vice President -- Administration of Fresenius USA. From December 1985 until joining Fresenius USA, he served as Vice President -- Corporate Finance of Genstar Corporation, a Canadian corporation involved in the building products, food service and financial services industries. He holds a Bachelor of Arts degree from the University of Notre Dame and a Juris Doctor degree from Hastings College of Law, University of California. Mr. Farrell is a member of the California bar.

     Heinz Schmidt joined Fresenius USA as Vice President -- Finance and Treasurer in March 1992. In October 1995, he was promoted to Corporate Group Vice President -- Finance and continues to serve as Treasurer. Since March 1988, he has served as Vice President -- Finance and Administration for Old FUSA (and continues to serve in that office). Mr. Schmidt also served as Vice President -- Finance and Administration for Seratronics from August 1986 to February 1988. Mr. Schmidt holds a Bachelor of Arts degree from California State University, Dominguez Hills, and a Masters Degree in Finance from Loyola Marymount University of California.

     Scott Walker joined Old FUSA in 1988 as Director of Quality Assurance, later served as Product Manager, Reuse Systems, became Vice President -- Regulatory Affairs of Fresenius USA in March 1992, and was promoted to Corporate Group Vice President -- Regulatory Affairs in October 1995. Since 1982, Mr. Walker has also worked with Seratronics, and is currently Vice President -- Technical Services for Seratronics. From 1970 to 1982, Mr. Walker held various positions with Dow Chemical relating to research and production of hollow fiber dialyzers and other medical products. Mr. Walker holds a Bachelor of Science degree from the University of California at Berkeley.

     Geoffrey W. Swett has spent over 16 years with NMC. He is currently President of the Dialysis Services Division. Prior to his current position, he was a Senior Vice President in DSD. Before joining NMC, Mr. Swett worked in various administration positions within various hospitals. Mr. Swett received his undergraduate degree from Harvard College.

     John S. Walker has spent four years with NMC and is currently the President of the Medical Products Group. Prior to his current appointment, Mr. Walker served as the Executive Vice President of the Medical Products Group. Previously, Mr. Walker served as President of Anaquest Pharmaceuticals and Group Vice President of Ohmeda Patient Monitoring System Group, both operating divisions of BOC Group, plc and as the Director of Corporate Strategic Planning for the Health Technologies Group of Warner Lambert. Mr. Walker received his undergraduate degree from Harvard College and an MBA degree from Columbia University.

     Peter F. Spears has spent seven years with NMC as the President of NMC Homecare. Prior to joining NMC, Mr. Spears spent 17 years in the medical products industry in various marketing, sales and general management positions with Baxter International, Johnson & Johnson, C.R. Bard and Bristol-Meyers Squibb. Mr. Spears received his undergraduate degree from the University of Massachusetts and his MBA degree from Harvard University.

     Robert W. Armstrong, III has spent over 15 years with NMC and is currently the Vice President and Controller of NMC. Prior to his current appointment, Mr. Armstrong served as NMC's Audit Manager and as the Director, Financial Reporting & Budgeting. Prior to joining NMC, Mr. Armstrong worked as an Audit

Supervisor with Deloitte & Touche and as a Materials Manager with ATI, Inc. Mr. Armstrong received his undergraduate degree from Bowdoin College and his MBA degree from the University of Pennsylvania.

     A. Miles Nogelo has spent 15 years with NMC and is currently the Vice President and Treasurer of NMC. From 1985-1995 Mr. Nogelo also served as NMC's Chief Financial Officer. Prior to joining NMC, Mr. Nogelo worked in financial management with General Foods and as a Partner with Paul Dean Investments. He also served as the Assistant Treasurer at the Ludlow Corporation. Mr. Nogelo received his undergraduate degree from Tufts University and his MBA degree from Harvard University.

     Christopher T. Ford has spent 25 years with NMC and is currently President of International Dialysis Services. Prior to his current appointment, Mr. Ford served as Director, Vice President of Operations and Senior Vice President for the Domestic Dialysis Services Division. Mr. Ford received an undergraduate degree from Northeastern University.

     Philip J. Glassanos joined NMC in October 1995 as the Vice President -- Managed Care of NMC. From June 1992 to September 1995, Mr. Glassanos was Executive Vice President of Braintree Hospital and Vice President of Braintree Rehabilitation Ventures, Inc., and from April 1987 to June 1992 Mr. Glassanos was Senior Vice President -- Marketing, Planning and Development of South Shore Hospital, Inc. Mr. Glassanos received his undergraduate degree and his graduate degree in Public Health from Tufts University and his Masters of Public Health from the University of Michigan.

     William F. Grieco joined NMC in October 1995 as Senior Vice President and General Counsel. Prior to that, Mr. Grieco was a partner in the law firm of Choate, Hall & Stewart, where he maintained a diversified health care practice. Mr. Grieco received his undergraduate degree and his law degree from Boston College, and a graduate degree in health policy and management from Harvard University.

     Richard K. Hayden has spent three years at NMC and is currently the Vice President of Corporate Information Services. From 1990 to 1993, Mr. Hayden was Senior Vice President of Industrial Operations for Metcalf & Eddy, Inc., an environmental engineering firm. Previously he held positions in information services and operations with Cabot Corporation, a chemical manufacturer, GSX Corporation and SCA Services, waste services companies, and Finast Supermarkets. Mr. Hayden received undergraduate degrees from Northeastern University and Bentley College and an MBA degree from Boston College.

     John Michael Lazarus, M.D. has been affiliated with NMC in a professional capacity for 23 years and has served as a consultant to NMC since 1982. Dr. Lazarus joined NMC as Senior Vice President and Medical Director on April 1, 1996. Dr. Lazarus received his undergraduate degree from the University of North Carolina and his medical degree from Tulane University. Prior to joining NMC, Dr. Lazarus was an Associate Professor of Medicine at Harvard Medical School and Senior Physician and Director of Clinical Services for Nephrology at the Brigham and Women's Hospital.

     Thomas L. Saltonstall joined NMC in 1994 and is currently the Vice President for Human Resources. From 1992 to 1993, Mr. Saltonstall worked as a Vice President, Human Resources with The Boston Company, a financial services corporation, and from 1988 to 1992 he served in similar positions with Fleet Bank of Massachusetts and the Bank of New England. Mr. Saltonstall received an undergraduate degree from Harvard College and an MPA degree from Harvard University.

     Edward E. Berger has spent 12 years with NMC and is currently the Vice President for Government Relations and External Affairs. Prior to joining NMC, Mr. Berger was a health care management and policy consultant, and an administrator and faculty member at Boston University. Mr. Berger received an undergraduate degree from Harvard College and a Ph.D. in Political Science from Boston University.

COMPENSATION OF THE FMC MANAGEMENT BOARD AND CERTAIN OTHER EXECUTIVE OFFICERS

     The members of the FMC Management Board and the executive officers named above will receive no compensation from Fresenius Medical Care until the Effective Time. Certain of the members of the FMC Management Board are presently members of Fresenius AG management or directors and officers of Fresenius USA, and are entitled to compensation and certain other employment benefits from their respective companies. See "-- Historical Compensation" for a discussion of such matters. It is anticipated that Dr. Krick and Mr. Werle will continue to hold their positions with Fresenius AG and to receive compensation for their services to that company.

     Fresenius Medical Care intends to implement appropriate long-term, performance-based executive compensation plans for the management of Fresenius Medical Care, consistent with industry practices. In this regard, Fresenius Medical Care has engaged a benefits consulting firm to consider and recommend appropriate plans to Fresenius Medical Care.

STOCK OPTION PLAN

     Fresenius Medical Care intends to implement a Stock Option Plan (the "FMC Plan") pursuant to which certain Fresenius USA and NMC management and executive employees would be issued rights to acquire ADSs representing non-voting preferred bearer shares of Fresenius Medical Care (the "FMC Preferred Shares"). Each ADS will represent one-third of a non-voting FMC Preferred Share. It is anticipated that rights to purchase an average of approximately 800,000 ADSs per year would be issued over a five-year period to eligible FMC Plan participants, currently approximately 350 employees, although such annual amount may increase or decrease in any year, depending on the performance of Fresenius Medical Care's North American operations. Certain management employees would receive initial grants intended to cover a three-year period; other grants would be made annually. Grants under the FMC Plan would be in the form of convertible bonds (the "Bonds"). The FMC Plan would be adopted, and the initial issuance of Bonds would be made, subject to the receipt of a ruling from the IRS that the Bonds are the equivalent of nonqualified employee stock options for U.S. federal income tax purposes.

     The Bonds would be convertible into ADSs at a price equal to the fair market value of the underlying FMC Preferred Shares as of the day following the day on which the right to purchase the Bonds is granted (the "Anniversary Date"). For Bonds issued before the FMC Preferred Shares are traded, fair market value on the Anniversary Date will be determined by an investment banking firm. The Bonds, which are expected to be Deutschemark denominated, would have a face amount equal to the nominal value of the FMC Preferred Shares multiplied by the number of FMC Preferred Shares represented by the ADSs into which the Bonds may be converted and would bear interest at a rate per year to be determined. It is contemplated that the right to convert the Bonds would vest over a period of three years following the Anniversary Date. Upon vesting, the Bonds would be convertible in whole or in part, subject to appropriate adjustment in the event of partial conversion.

     Fresenius Medical Care would lend to each FMC Plan participant wishing to purchase Bonds the amount of the purchase price of the Bonds (the "Loan"), which Loan would bear interest at the same rate as the interest rate on the Bonds. The Bonds would be non-assignable and non-transferrable during the employee's lifetime, and would be convertible during employment for 10 years. Upon termination of employment on account of retirement, disability or death, an employee or his or her representative would have an additional year to convert. Generally, upon termination for any other reason, the employee would have 90 days to convert. If the Bonds were not converted, Fresenius Medical Care would mandatorily redeem the Bonds by cancelling the Loan.

     At the time of conversion, the employee would be subject to U.S. income taxes equal to the value of the ADSs less the conversion price and would be required to remit to his or her employer company any required withholding taxes. Employees may also be required to file with Fresenius Medical Care or its designated agent as a protective measure, a form sufficient under German law to elect benefits under the U.S.-German income tax treaty (the "Treaty") if the German taxing authorities take the position that the interest on the Bonds is otherwise subject to German withholding tax.

  Employment and Consulting Agreements

     Following the Reorganization, it is expected that Fresenius Medical Care will have employment agreements with Dr. Gerd Krick, Mathias R. Klingler, Dr. Ben J. Lipps and Udo Werle.

     In June 1996, Dr. Constantine L. Hampers resigned all offices and directorships he held with Grace and its subsidiaries, including NMC. Under the terms of an agreement providing for his resignation, Dr. Hampers will continue to receive salary (at the annual rate of $875,270), as well as specified benefits, until December 31, 1996, at which time he will become eligible to commence receiving the pension benefit provided under his previous employment agreement with Grace Chemicals. He will also be entitled to participate in Grace's Annual Incentive Compensation Program for 1996 and to receive any awards earned under Grace's Long-Term Incentive Program (the "LTIP") for the 1994-1996 and 1995-1997 performance periods (with the award for the 1995-1997 performance period to be paid on a pro rata basis). In connection with Dr. Hampers' resignation, a five-year consulting agreement between Dr. Hampers and Grace, under which Dr. Hampers would have received consulting fees of approximately $500,000 per year, was cancelled, subject to the execution of the agreement described below. In addition, as contemplated by his former employment agreement with a Grace subsidiary, Dr. Hampers was granted the right to purchase a corporate aircraft from Grace for its fair market value (subject to certain adjustments), as well as an automobile previously provided for his use. Dr. Hampers has subsequently agreed to purchase the aircraft from Grace for approximately $19,000,000.

     Dr. Hampers has reached an agreement to serve, following the Reorganization, as a consultant to Fresenius Medical Care, reporting to Dr. Gerd Krick, who is the chief executive officer of Fresenius AG and who will serve as the chief executive officer of Fresenius Medical Care following the Reorganization. Under the terms of the agreement, Dr. Hampers will receive a $6 million fee from Fresenius Medical Care conditioned upon the successful completion of the Reorganization as well as a consulting fee of $500,000 per year for two years.

  Historical Compensation

     The aggregate amount of compensation paid by Fresenius AG to the members of Fresenius AG management who, as of the Effective Time, are expected to be members of the FMC Management Board, during the year ended December 31, 1995, was approximately $2,377,500. For a discussion of the historical compensation of Dr. Lipps, see "FRESENIUS USA EXECUTIVE COMPENSATION."

                               SECURITY OWNERSHIP

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FRESENIUS MEDICAL CARE

     The outstanding share capital of Fresenius Medical Care consists of FMC Ordinary Shares which are issued only in bearer form. Accordingly, except insofar as Fresenius Medical Care may be informed of the acquisition of beneficial ownership of FMC Ordinary Shares through reports filed under Section 13 of the Exchange Act or through the German statutory requirements referred to herein, Fresenius Medical Care has no way of determining who its shareholders are or how many shares any particular shareholder owns. Under the new German Securities Exchange Law, which became effective on January 1, 1995 (the "German Securities Law"), holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights. In addition, all persons holding 5% or more of the voting rights of a German listed stock corporation were required to provide the corporation with an initial notification of the level of their holding prior to the first annual general meeting of such company held after April 1, 1995. In addition, under the German Stock Corporation Law, notification to a company is required upon acquisition of 25% and 50% of the voting securities of the company.

     To the best knowledge of Fresenius Medical Care, the only person that will beneficially own more than 10% of the FMC Ordinary Shares outstanding upon consummation of the Reorganization will be Fresenius AG. To the best knowledge of Fresenius Medical Care, upon consummation of the Reorganization, members of the FMC Supervisory Board and the FMC Management Board, as a group, will not hold any FMC Ordinary Shares or ADRs evidencing ADSs, except that, Dr. Gerd Krick will receive approximately 364 ADSs in respect of shares of Grace Common Stock held by him, and to the extent that Dr. Lipps does not sell all of the options held by him to purchase 450,000 shares of Fresenius USA Common Stock, he will receive ADSs with respect to any shares of Fresenius USA Common Stock acquired upon exercise of such options and options to purchase FMC Ordinary Shares in exchange for any unexercised options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FRESENIUS AG

     The share capital of Fresenius AG consists of Fresenius AG Ordinary Shares and non-voting preference shares, nominal value DM 5 per share ("Fresenius AG Preference Shares"), both of which are issued only in bearer form. Accordingly, Fresenius AG has no way of determining who its shareholders are or how many shares any particular shareholder owns. However, under the German Stock Corporation and Securities Law, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings, as described above.

     Fresenius AG has been informed that the Foundation owns 55.96% of the Fresenius AG Ordinary Shares. The Foundation serves to promote medical science, primarily in the fields of research and treatment of illnesses, including the development of apparatuses and preparations. The Foundation may promote only those research projects the results of which will be generally accessible to the public. The Foundation further serves to promote the education of physicians or of others concerned with the treatment and care of sick persons, primarily those working in the field of dialysis, as well as to promote the education of particularly gifted pupils and students. Effective May 1, 1996, the administrative board of the Foundation consists of Mr. Hans Kroner (Chairman), Mr. Hans Goring (Vice Chairman), Frankfurt/Main and Professor Dr. Volker Lang, Gauting. Until May 1, 1996, Mr. Kroner was a member of the Supervisory Board of Fresenius AG (the "Fresenius AG Supervisory Board"). Pursuant to the terms of the will of the late Mrs. Else Kroner, under which the Foundation acquired most of its shares, Mrs. Kroner's executors exercise voting and dispositive power over the shares held by the Foundation. The executors under Mrs. Kroner's will are Mr. Kroner and Dr. Alfred Stiefenhofer. Mr. Kroner's address is Dipl. Volkswirt Hans Kroner, Postfach. 1852, 61288 Bad Homburg v.d.H., Germany. Dr. Stiefenhofer's address is Norr, Stiefenhofer & Lutz, Brienner Strasse 28, 80333 Munich, Germany. Dr. Stiefenhofer is Chairman of the Fresenius AG Supervisory Board. In addition, on March 28, 1995, "AW-Beteiligungs-GmbH ("AW") informed Fresenius AG that it owns 9% of the Fresenius AG Ordinary Shares and 15% of the Fresenius AG Preference Shares, and on May 4, 1995, H.O.F.-Beteiligungs-

GmbH ("HOF") informed Fresenius AG that it owns 22.4% of the Fresenius AG Ordinary Shares. According to published reports, HOF is 50%-owned by Dresdner Bank AG and 50%-owned by the Foundation. Pursuant to a pooling agreement relating to the shares held by AW and HOF, the Foundation has voting power over the shares held by AW and HOF. Accordingly, through (i) their dispositive power over the shares of Fresenius AG held by the Foundation and (ii) their power to direct the vote of the shares held by the Foundation (including the shares subject to the pooling agreement), Dr. Stiefenhofer and Mr. Kroner may be deemed to beneficially own (under the rules of the Commission, as distinguished from the German concept of beneficial ownership), 87.36% of the voting shares of Fresenius AG.

     To the best knowledge of Fresenius AG, as of December 31, 1995, members of the Fresenius AG Supervisory Board and the Fresenius AG Management Board, as a group, did not hold any Fresenius AG Ordinary Shares or any Fresenius AG Preference Shares, other than the shares beneficially owned by Dr. Stiefenhofer and Mr. Kroner.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FRESENIUS USA

     The following table sets forth, as of July 23, 1996, certain information with respect to each person who is known by Fresenius USA to own beneficially more than 5% of each class of the voting securities of Fresenius USA, each director of Fresenius USA, certain executive officers, and all directors and officers of Fresenius USA as a group. For information with respect to the sale of Fresenius USA Common Stock and options and warrants to purchase Fresenius USA Common Stock to Fresenius USA by certain of the persons listed in the table below, see "FRESENIUS USA EXECUTIVE COMPENSATION -- Securities Repurchases."

                                                                  SHARES
                       NAME AND ADDRESS OF                     BENEFICIALLY         PERCENTAGE
                        BENEFICIAL OWNERS                        OWNED(1)            OF CLASS
    ---------------------------------------------------------  ------------         ----------
    FRESENIUS USA COMMON STOCK
    5% Stockholders
    Fresenius Aktiengesellschaft.............................    18,673,324(2)         70.6%
    Borkenberg 14
    61343 Bad Homburg v.d.H.
    Germany
    Fresenius Securities, Inc................................     7,833,202(3)         29.6%
    2637 Shadelands Drive
    Walnut Creek, CA 94598
    Abbott Laboratories......................................     1,750,000(4)          6.3%
    One Abbott Park Road
    Abbott Park, IL 60064-3500
    Directors
    Ben J. Lipps.............................................       450,000(5)          1.7%
    2637 Shadelands Drive
    Walnut Creek, CA 94598
    Robert S. Ehrlich........................................       123,166            *
    2637 Shadelands Drive
    Walnut Creek, CA 94598
    James F. Marten..........................................       111,871(6)         *
    2637 Shadelands Drive
    Walnut Creek, CA 94598
    Francis E. Baker.........................................        15,000            *
    2637 Shadelands Drive
    Walnut Creek, CA 94598
    Mathias R. Klingler......................................             0                0
    Borkenberg 14
    61343 Bad Homburg v.d.H.
    Germany

                                                                  SHARES
                       NAME AND ADDRESS OF                     BENEFICIALLY         PERCENTAGE
                        BENEFICIAL OWNERS                        OWNED(1)            OF CLASS
    ---------------------------------------------------------  ------------         ----------
    Gerd Krick...............................................             0                0
    Borkenberg 14
    61343 Bad Homburg v.d.H.
    Germany
    Ulrich Wagner............................................        30,000(7)         *
    54th Floor
    153 East 53rd Street
    New York, New York 10022
    Executive Officers
    Robert E. Farrell........................................        46,000            *
    2637 Shadelands Drive
    Walnut Creek, CA 94598
    Heinz J. Schmidt.........................................        27,600            *
    2637 Shadelands Drive
    Walnut Creek, CA 94598
    Scott Walker.............................................        26,300(8)         *
    2637 Shadelands Drive
    Walnut Creek, CA 94598
    All directors and executive officers as a group..........       829,937(9)          3.1%

- ---------------

  *  Less than 1%

 (1) Except as otherwise indicated, the named owner has sole voting and investment power with respect to the shares set forth. The figures in this table are calculated in accordance with Rule 13d-3 under the Exchange Act.

 (2) Includes 184,779 shares issuable upon the exercise of warrants issued to Fresenius AG in connection with the Abbott Acquisition and 50,000 shares issuable upon exercise of a warrant issued to Fresenius AG in consideration for its providing credit support. Also includes 7,833,202 shares owned by Fresenius Securities, Inc., a wholly owned subsidiary of Fresenius AG. For information with respect to the beneficial ownership of the securities of Fresenius AG, see "-- Security Ownership of Certain Beneficial Owners and Management of Fresenius AG."

 (3) These shares are also beneficially owned by Fresenius AG. See Note 2.

 (4) Represents shares issuable upon exercise of a warrant issued to Abbott Laboratories in connection with the Abbott Acquisition. See "FRESENIUS USA EXECUTIVE COMPENSATION -- Securities Repurchases."

 (5) Includes 450,000 shares issuable upon exercise of options granted subject to stockholder approval of the Fresenius USA Plan Amendment. See "AMENDMENT TO THE FRESENIUS USA 1987 STOCK OPTION PLAN."

 (6) Includes 61,971 shares issuable upon exercise of presently exercisable options.

 (7) Includes 30,000 shares issuable upon exercise of presently exercisable options.

 (8) Includes 25,800 shares issuable upon exercise of presently exercisable options.

 (9) The amount shown includes any shares owned of record or issuable upon exercise of presently exercisable options by the directors and all executive officers.

                          INTERESTS OF CERTAIN PERSONS

     See "THE REORGANIZATION -- Continuing Arrangements between Fresenius Medical Care and Fresenius AG" for a discussion of certain arrangements with Fresenius AG which will apply if the Reorganization is consummated and "MANAGEMENT OF FRESENIUS MEDICAL CARE" for a discussion of certain employment and other arrangements with executives and a former executive of Fresenius AG, Fresenius USA and Grace which will apply if the Reorganization is consummated and a discussion of the stock option plan to be adopted by Fresenius Medical Care.

     For a discussion of certain material contracts between Fresenius AG and Fresenius USA, see "BUSINESS OF FRESENIUS MEDICAL CARE -- Business of Fresenius USA -- Material Contracts between Fresenius AG and Fresenius USA."

OTHER INTERESTS IN THE REORGANIZATION

     Dr. Matthias Schmidt, who will be chairman of the FMC Supervisory Board, is a member of the Management Board of Fresenius AG.

     In connection with the Reorganization, Fresenius AG has agreed to pay to Dresdner Securities a financial advisory fee equal to (a) a retainer of $150,000, (b) a transaction fee of $3,000,000 plus, (c) an additional amount up to $1 million if the Transaction Value (as defined in the agreement between Fresenius AG and Dresdner Securities) equals or exceeds $2 billion. Fresenius AG has also agreed to reimburse Dresdner Securities for its reasonable out of pocket expenses and to indemnify Dresdner Securities for losses and liabilities arising out of Dresdner Securities' engagement by Fresenius AG, including liabilities arising under the federal securities laws. In addition, Dresdner Securities is currently in discussions with Fresenius Medical Care to act as an underwriter of securities of Fresenius Medical Care, the proceeds of which may be used to refinance a portion of NMC's bank debt following consummation of the Reorganization. See "FINANCING -- Refinancing." Dresdner Securities is a wholly owned subsidiary of Dresdner Bank AG. Dresdner Bank AG is also providing financial advisory services to Fresenius Medical Care in connection with the listing of the FMC Ordinary Shares on the Frankfurt Stock Exchange. Dresdner Bank AG has proposed that its fee for such services equal 1% of the nominal value of the listed shares. Such fee is currently under negotiation between Fresenius Medical Care and Dresdner Bank AG. In addition, Dresdner Bank AG is the lender to Fresenius AG and to Fresenius USA under a $25 million five-year term loan. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- FRESENIUS USA -- Liquidity and Capital Resources" for a summary of certain terms of such loan. An affiliate of Dresdner Bank AG is also an owner of certain Fresenius AG Ordinary Shares. See "SECURITY
OWNERSHIP -- Security Ownership of Certain Beneficial Owners and Management of Fresenius AG." Dresdner Bank AG will be one of four co-arrangers of the NMC Credit Agreement. See "FINANCING." The Executive Manager of Dresdner Bank AG is a member of the Fresenius AG Supervisory Board and Mr. Bernhard Walter, who will become a member of the FMC Supervisory Board, is a member of the Management Board of Dresdner Bank AG. Dresdner Bank AG will also act as Custodian under the Deposit Agreement. See "DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS."

     See "THE REORGANIZATION -- Conduct of Business Prior to Effective Time; Certain Covenants" and "DESCRIPTION OF CAPITAL STOCK OF FRESENIUS MEDICAL CARE -- Dividend Rights" for a discussion of certain matters relating to Fresenius Medical Care's dividend policy.

     Ulrich Wagner, a member of the Fresenius USA Board, is a partner in the law firm of O'Melveny & Myers LLP, which represents Fresenius AG as U.S. counsel in connection with the Reorganization and other matters and has, from time to time, provided legal services to Fresenius USA. Dr. Alfred Stiefenhofer is a partner in the law firm of Norr, Stiefenhofer & Lutz, German counsel to Fresenius AG in connection with the Reorganization and other matters. See "SECURITY
OWNERSHIP -- Security Ownership of Certain Beneficial Owners and Management of Fresenius AG." Dr. Dieter Schenk, who will become Deputy Chairman of the FMC Supervisory Board, is also a partner in Norr, Stiefenhofer & Lutz.

     See "FRESENIUS USA EXECUTIVE COMPENSATION" for information with respect to the compensation of the Fresenius USA Independent Committee.

     See "FRESENIUS USA EXECUTIVE COMPENSATION -- Securities Repurchases" for information regarding the acceleration of options to purchase Fresenius USA Common Stock and the sale of Fresenius USA Common Stock and options and warrants to purchase Fresenius USA Common Stock to Fresenius USA by certain directors, executive officers, employees and beneficial owners of Fresenius USA Common Stock.

     In connection with the Reorganization, Grace has implemented a bonus and severance plan for NMC executives and employees providing for payments to such persons in the event that they remain in the employ of NMC following the Reorganization or in the event that they are terminated within a certain period of time following the Reorganization.

                      FRESENIUS USA EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

     The following table summarizes the total compensation paid or to be paid by Fresenius USA for services rendered during 1993, 1994 and 1995 to the Chief Executive Officer of Fresenius USA and to Mr. Robert Farrell, Mr. Heinz Schmidt and Mr. Scott Walker, the only executive officers of Fresenius USA who had 1995 compensation in excess of $100,000 (the "Specified Executives"):

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                              ANNUAL                    ------------
                                                           COMPENSATION                  SECURITIES
                                                           ------------                  UNDERLYING
                                                              SALARY         BONUS        OPTIONS
          NAME AND PRINCIPAL POSITION             YEAR         ($)            ($)       (SHARES)(1)
- ------------------------------------------------  ----     ------------     -------     ------------
Ben J. Lipps(2).................................  1995        225,000       200,000        450,000
President, Chief Executive Officer                1994        202,500       200,000             --
and Chief Operating Officer                       1993        180,000       200,000        125,000
Robert E. Farrell...............................  1995        119,203        41,665             --
Corporate Group Vice President --                 1994        113,597        55,900             --
Administration, General Counsel and Clerk         1993        104,230        67,039         40,000
Heinz Schmidt...................................  1995         89,274        54,150             --
Corporate Group Vice President -- Finance         1994         84,835        78,000             --
and Treasurer                                     1993         78,075        65,961         40,000
Scott Walker....................................  1995        102,890        70,772             --
Corporate Group Vice President --                 1994         90,729        57,600             --
Regulatory Affairs                                1993         85,355        39,727         40,000

- ---------------

(1) Options shown as granted in 1995 to Dr. Lipps were granted by the Compensation Committee of the Fresenius USA Board, subject to approval by the stockholders of Fresenius USA of the Fresenius USA Plan Amendment. See "AMENDMENT TO THE FRESENIUS USA 1987 STOCK OPTION PLAN" and Fresenius USA 1987 Stock Option Plan attached as Appendix E.

(2) Includes amounts paid to Dr. Lipps by Seratronics, which decreased the annual salary and bonus payable by Fresenius USA to Dr. Lipps. In each year listed above, Seratronics paid $66,500 and $0 of salary and bonus, respectively, to Dr. Lipps. See the description below of Dr. Lipps' employment arrangement with Fresenius USA.

     The following table summarizes the stock options granted by Fresenius USA, subject to stockholder approval, during 1995 to the Specified Executives:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                       POTENTIAL REALIZABLE
                                                                                               VALUE
                                                                                      AT ASSUMED ANNUAL RATES
                                                                                                OF
                            NUMBER OF          % OF                                         STOCK PRICE
                           SECURITIES         TOTAL                                        APPRECIATION
                           UNDERLYING        OPTIONS      EXERCISE                        FOR OPTION TERM
                             OPTIONS        GRANTED TO      PRICE                     -----------------------
                             GRANTED       EMPLOYEES IN   PER SHARE    EXPIRATION        5%            10%
         NAME               (SHARES)       FISCAL YEAR       ($)          DATE           ($)           ($)
- -----------------------  ---------------   ------------   ---------   -------------   ---------     ---------
Ben J. Lipps...........      450,000             98          12.75    July 17, 2005   3,609,000     9,144,000

     The following table summarizes the stock options held at December 31, 1995 by the Specified Executives:

                         FISCAL YEAR-END OPTION VALUES

                                                          NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                             SHARES                      UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                            ACQUIRED        VALUE     OPTIONS AT DECEMBER 31, 1995        DECEMBER 31, 1995
         NAME              ON EXERCISE     REALIZED   EXERCISABLE/UNEXERCISABLE(#)   EXERCISABLE/UNEXERCISABLE($)
- -----------------------  ---------------   --------   ----------------------------   ----------------------------
Ben J. Lipps...........      --               --             420,000/275,000             4,569,375/2,240,625
Robert E. Farrell......       10,250       $126,312           28,750/ 12,000                364,688/ 150,000
Heinz Schmidt..........      --               --              34,000/ 12,000                449,250/ 150,000
Scott Walker...........        3,000       $ 46,125           31,000/ 12,000                400,500/ 150,000

     Pursuant to an employment agreement between Fresenius USA and Dr. Lipps, which became effective as of January 1, 1992, Dr. Lipps is required to devote substantially all of his business efforts and time to serving as the President of Fresenius USA, subject to his also serving as the President and Chief Executive Officer of Seratronics. Dr. Lipps receives from Fresenius USA an annual base salary of $225,000, together with bonuses up to a maximum of $200,000 based on the attainment of certain sales and profits targets set annually by management and reviewed by the Fresenius USA Board. Fresenius USA and Dr. Lipps have agreed that Fresenius USA's obligations in respect of such salary and bonus are decreased by amounts payable to Dr. Lipps by Seratronics. Seratronics is wholly owned by Andersen Group, Inc. Mr. Francis E. Baker, a member of the Fresenius USA Board, is the President of Andersen Group, Inc. Dr. Lipps also has been granted stock options with respect to 120,000 shares of Fresenius USA Common Stock at an exercise price of $3.125 per share, which were fully vested as of December 31, 1995. Dr. Lipps' employment agreement is terminable upon 30 days' advance notice by Fresenius USA, in which event Dr. Lipps is owed one year's base salary payable over the year following such termination plus $100,000 payable upon such termination. The agreement may also be terminated by Dr. Lipps upon one year's notice, as well as by Fresenius USA upon termination for cause and under certain other circumstances. Upon any such termination, Fresenius USA may require that Dr. Lipps refrain, for up to two years, from carrying on a business in competition with Fresenius USA's business, in which event Fresenius USA must pay an additional annual amount to Dr. Lipps equal to his annual salary (or, if greater, the aggregate premiums on certain life and disability policies carried by Dr. Lipps). During 1993, Dr. Lipps was granted options for an additional 125,000 shares at $7.125 per share, vesting over five years, and, in 1995, Dr. Lipps was granted options for an additional 450,000 shares at $12.75 per share, subject to satisfaction of certain vesting criteria, which have been satisfied and subject to stockholder approval of the Fresenius USA Plan Amendment. Fresenius AG has indicated that it will vote its shares of Fresenius USA Common Stock in favor of the Fresenius USA Plan Amendment. See "AMENDMENT TO THE FRESENIUS USA 1987 STOCK OPTION PLAN" and the Fresenius USA 1987 Stock Option Plan attached as Appendix E. In June 1996, Dr. Lipps exercised the 245,000 options exercisable at $3.125 and $7.125 per share and immediately sold those shares to Fresenius USA. See "-- Securities Repurchases."

     Dr. Wagner, Dr. Marten, Mr. Ehrlich, Mr. Baker and Mr. Klingler each receive directors fees of $25,000 per annum. Commencing in 1996, non-employee members of the Executive, Audit and Compensation Committees of the Fresenius USA Board each received $1,875 per meeting for each such committee meeting attended. Dr. Krick receives $75,000 annually for serving as Chairman of the Fresenius USA Board. In June

1994, the stockholders of Fresenius USA approved the Non-Employee Directors Stock Option Plan, pursuant to which each current non-employee director of Fresenius USA received a grant of options for 30,000 shares of Fresenius USA Common Stock vesting at a rate of 10,000 options per year in each of 1994, 1995 and 1996. In June 1995, the stockholders of Fresenius USA approved an amendment to the Non-Employee Directors Stock Option Plan permitting participating directors to receive all directors' fees in the form of options to purchase shares of Fresenius USA Common Stock rather than cash. Only Dr. Marten made an election to receive fees in the form of options in 1995 and 1996. On July 3, 1996 the Fresenius USA Compensation Committee determined that the provisions of that plan under which Dr. Marten made his election did not contemplate an extraordinary transaction such as the Reorganization and that his election is not applicable to his compensation subsequent to January 25, 1996 (the date on which the Fresenius USA Board was informed of the Reorganization), which includes his compensation as a member of the Independent Committee. If the Reorganization is not consummated, future non-employee directors will receive a grant of options for 30,000 shares of Fresenius USA Common Stock upon their election. The options will vest at a rate of 10,000 options per year on each of the first, second and third anniversaries of the directors' initial election. Dr. Krick and Mr. Klingler declined to accept any options under the Non-Employee Directors Stock Option Plan. In January 1996, in connection with the Reorganization, the Fresenius USA Board elected Messrs. Ehrlich and Baker and Dr. Marten to serve on the Fresenius USA Independent Committee. As compensation for their services as members of the Fresenius USA Independent Committee, Messrs. Ehrlich and Baker and Dr. Marten will each receive a retainer fee of $25,000 and an additional per diem of $1,500 for each meeting attended or each substantial expenditure of time on Fresenius USA Independent Committee business, which fees to each member will range between $50,000 and $75,000, and will be reimbursed for out-of-pocket expenses incurred in connection with Fresenius USA Independent Committee business or related matters.

     In June 1994 the Fresenius USA Board approved the extension of the expiration date for options to acquire 31,000 shares of Fresenius USA Common Stock held by Dr. Marten. The expiration date was extended from August 6, 1994 to October 1, 1996, for 6,000 shares, and from June 28, 1994 to October 1, 1996 for 25,000 shares.

     Fresenius USA and Mr. Ehrlich were parties to a consulting agreement pursuant to which Mr. Ehrlich received $10,000 annually. The agreement terminated in June 1996.

SECURITIES REPURCHASES

     On May 6, 1996, the Fresenius USA Compensation Committee voted to accelerate the vesting of all outstanding unvested options under the Fresenius USA Plan held by officers subject to Section 16(b) of the Exchange Act (comprising Dr. Lipps and Messrs. Farrell, Schmidt and Walker), resulting in the acceleration of the vesting of 50,000 options held by Dr. Lipps and 12,000 options held by each of Messrs. Farrell, Schmidt and Walker. In June 1996, Fresenius USA purchased from Dr. Lipps, Mr. Schmidt and Mr. Walker 325,000 shares, 18,400 shares and 17,200 shares, respectively, of Fresenius USA Common Stock at an aggregate purchase price of $5,850,000, $359,536 and $366,088, respectively. Except for 80,000 shares sold by Dr. Lipps, all of such shares were acquired upon the exercise of options issued to Dr. Lipps, Mr. Schmidt and Mr. Walker under the Fresenius USA Plan. Dr. Lipps also expects to sell on comparable terms to Fresenius USA, subsequent to August 15, 1996 but prior to the closing of the Reorganization, options to purchase up to 450,000 shares of Fresenius USA Common Stock, constituting, together with the 245,000 options exercised by Dr. Lipps prior to his sale of the underlying shares to Fresenius USA, substantially all of the options to purchase Fresenius USA Common Stock held by him. No shares were purchased from Mr. Farrell.

     Fresenius USA purchased such shares from Dr. Lipps and Messrs. Schmidt and Walker, and may purchase additional options from Dr. Lipps, as a result of the condition in the Supplemental Agreement that the number of Fresenius USA Common Share Equivalents be no higher than 9,253,331. See "THE
REORGANIZATION -- Additional Agreements of Fresenius USA." In connection therewith, Fresenius USA in June 1996 also purchased from other Fresenius USA employees 15,200 shares of Fresenius USA Common Stock at $18.00 per share and a total of 555,045 options to purchase Fresenius USA Common Stock at a purchase price equal to the excess of $18.00 over the relevant option exercise price, for an aggregate purchase price of $6,181,820. Funds for the purchase of such shares and options were obtained by Fresenius

USA from the proceeds of the price paid by Fresenius AG for the exercise of warrants to purchase Fresenius USA Common Stock. See "BUSINESS OF FRESENIUS MEDICAL CARE -- Business of Fresenius USA -- Material Contracts Between Fresenius AG and Fresenius USA -- Financial Support."

     On July 3, 1996, the Fresenius USA Compensation Committee reviewed the provisions of the Fresenius USA Non-Employee Directors Stock Option Plan, and confirmed that, pursuant to the provisions of that plan, the pendency of the Reorganization has caused acceleration of the vesting of options granted thereunder, resulting in the vesting of 10,000 options held by each of Dr. Wagner and Messrs. Baker, Marten and Ehrlich. Options granted under that plan that are not exercised prior to the closing of the Reorganization will terminate. Such accelerated options are included in the table under the caption "-- Security Ownership of Certain Beneficial Owners and Management of Fresenius USA."

     As a result of the foregoing transactions, the directors and officers of Fresenius USA will receive in the Reorganization, ADSs in the amounts set forth below. The receipt of such ADSs will be in addition to the cash payments made and to be made to them as described above.

                 NAME                                               NO. OF ADSS(1)
                                                                    --------------
            Gerd Krick.............................................         364(2)
            Ulrich Wagner..........................................      33,360
            Francis E. Baker.......................................      16,680
            James F. Marten........................................     124,400
            Robert E. Ehrlich......................................     136,960
            Robert G. Farrell......................................      51,152
            Heinz Schmidt..........................................      30,691
            Scott Walker...........................................      29,245

- ---------------

(1) The figures in the table assume that all options to purchase Fresenius USA Common Stock held by the person named in the table are exercised prior to the closing of the Reorganization. If such options are not exercised, they will become options to purchase FMC Ordinary Shares, except that options to purchase 30,000 shares and 31,971 shares, respectively, held by Ulrich Wagner and James Marten issued under the Fresenius USA Non-Employee Directors Stock Option Plan will lapse if not exercised prior to the closing. In addition, if Dr. Lipps does not sell all of the options held by him to purchase 450,000 shares of Fresenius USA Common Stock, he will receive ADSs with respect to any shares of Fresenius USA Common Stock acquired upon exercise of such options and options to purchase FMC Ordinary Shares in exchange for any unexercised options.

(2) The actual number will depend on the final exchange ratio of ADSs for Grace Common Stock.

     It is also expected that Dr. Krick, Dr. Lipps and Mr. Klingler will enter into employment agreements with Fresenius Medical Care. See "MANAGEMENT OF FRESENIUS MEDICAL CARE -- Compensation of the FMC Management Board and Certain Other Executive Officers -- Employment Agreements."

     Fresenius USA and Fresenius AG have entered into a letter of intent with Abbott contemplating the following arrangements with respect to the Abbott Warrants held by Abbott to purchase 1,750,000 shares of Fresenius USA Common Stock. Contemporaneously with the closing of the Reorganization, Abbott will surrender Abbott Warrants to purchase 875,000 shares to Fresenius USA, and Fresenius USA will pay Abbott the sum of $11,812,500 (equal to the product of such number of shares and the excess of $21.50 over $8.00, the exercise price of the Abbott Warrants). FMC Ordinary Shares underlying the ADSs issuable in respect of the remaining shares of Fresenius USA Common Stock issuable upon exercise of such Abbott Warrants (comprising approximately 324,333 FMC Ordinary Shares) will be issued to Fresenius AG in connection with its contribution of Fresenius Worldwide Dialysis to Fresenius Medical Care. Fresenius AG will agree that upon Abbott's exercise of the warrants, Fresenius AG will deliver to Abbott the FMC Ordinary Shares (or, at Abbott's election, Fresenius AG will deliver such FMC Ordinary Shares to the Depositary against issuance of ADRs evidencing the appropriate number of ADSs) issuable in accordance with the terms of such Abbott Warrants. The exercise price payable upon exercise of the Abbott Warrants will be retained by Fresenius AG and, if the Abbott Warrants expire unexercised, Fresenius AG will retain the FMC Ordinary Shares issued to it in respect of such Abbott Warrants. It is also expected that Fresenius Medical Care will assume Fresenius USA's obligations under the Registration Rights Agreement between Fresenius USA and Abbott, as a result of which Abbott will be entitled to require Fresenius Medical Care to register under the Securities Act the ADSs issued to Abbott upon the exercise of such Abbott Warrants.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee of the Fresenius USA Board during 1995 were Mr. Ehrlich, Dr. Krick and Dr. Wagner. Dr. Krick served as the Chairman of the Fresenius AG Board during 1995, and Mr. Ehrlich was formerly the Chairman and the President of Fresenius USA. Dr. Krick is the Chairman of the Fresenius AG Management Board. During 1992, Fresenius USA agreed to purchase certain stock options held by Mr. Ehrlich, and to issue new options to him in exchange for other options held by him, and, in 1994, Fresenius USA made a secured loan to Mr. Ehrlich to allow him to exercise certain stock options. The loan was repaid during the first quarter of 1996. Dr. Wagner is a partner in the law firm of O'Melveny & Myers, which, from time to time, provides legal services to Fresenius USA and which also represents Fresenius AG.

INDEMNIFICATION AGREEMENTS

     Fresenius USA will enter into indemnification agreements with each of its directors. Such agreements provide contractual rights to indemnification identical to the rights provided under Fresenius USA's by-laws; the only material difference being a right to advancement of expenses incurred in connection with any indemnifiable proceedings.

                                   FINANCING

     The following summary describes the anticipated material terms of the NMC Credit Agreement and other instruments and agreements pertaining to NMC's indebtedness. The receipt of necessary financing on terms satisfactory to Grace and Fresenius AG is a condition to the consummation of the Reorganization. See "THE REORGANIZATION."

NMC CREDIT AGREEMENT

     General. Grace, on behalf of NMC, has obtained a commitment letter from The Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank and NationsBank N.A. (the "Arrangers") concerning the provision of credit to NMC in connection with the Reorganization. The following is a summary of the anticipated material terms on which such credit is to be provided, as contemplated by such commitment letter. There can be no assurance that such credit will ultimately be provided to NMC or that the terms and rates of such credit will conform to those contemplated by the commitment letter. Completion of the financing on terms satisfactory to each of Grace and Fresenius AG is a condition to their respective obligations to consummate the Reorganization.

     NMC Credit Agreement -- General Terms. Immediately prior to the Distribution, NMC expects to enter into the NMC Credit Agreement with the Arrangers and certain other lenders (collectively, the "Lenders"), pursuant to which the Lenders will make available to NMC and certain specified subsidiaries and affiliates an aggregate of approximately $2.50 billion through three credit facilities (collectively, the "NMC Credit Facility"): (i) a revolving credit facility of up to $1.0 billion (of which up to $250 million will be available for letters of credit, up to $450 million will be available for borrowings in certain non-U.S. currencies, up to $20 million will be available as swing lines in U.S. dollars and up to $20 million will be available as swing lines in certain non-U.S. currencies) for up to seven years ("Facility 1"); (ii) a term loan facility of $1.0 billion for up to seven years ("Facility 2"); and (iii) a term loan facility of $500 million for up to two years ("Facility 3").

     The NMC Credit Agreement is expected to provide that the proceeds of loans under the NMC Credit Facility may be used by NMC (i) to finance the payment of dividends and other amounts (including the Distribution Payment) to Grace Chemicals and Grace, (ii) to refinance outstanding debt, (iii) to finance existing and future letters of credit and (iv) for the general corporate purposes of NMC and certain of its subsidiaries and affiliates, including working capital and acquisitions. Loans under the NMC Credit Facility will bear interest at one of the following rates, to be chosen by the borrower for each period during which interest accrues: (i) LIBOR plus an applicable margin or
(ii) a base rate (the "Base Rate") equal to the higher from time to time of (A) the prime rate of NationsBank, N.A. or (B) the federal funds rate plus 0.50%. A fee will be payable to the Arrangers equal to a percentage of the entire NMC Credit Facility. In addition, a fee will be payable to the Lenders equal to a percentage per annum (initially 0.375) of the portion of the NMC Revolving Credit Facility not used for dollar borrowings from time to time.

     No principal payments will be due under the NMC Credit Facility for the first 24 months of its term. Thereafter, principal payments of $500 million will be due at the end of the second year and $0 in the third year; principal payments will be due in equal quarterly installments aggregating $180 million in the fourth year; $200 million in the fifth year; $200 million in the sixth year; $200 million in the seventh year, together with an additional payment of $220 million at the end of the seventh year. In addition to the foregoing mandatory principal payments, the NMC Credit Facility will be reduced by certain portions of the net cash proceeds from certain sales of assets, sales of accounts receivable and the issuance of debt and equity securities. All payments outstanding under Facility 1 are due and payable at the end of the seventh year. Prepayment will be permitted at any time without penalty, except in certain defined periods. The NMC Credit Agreement will contain customary covenants with respect to NMC and its subsidiaries, including but not limited to: the provision of information; the maintenance of properties, insurance and legal existence; the conduct of business; compliance with laws; access to property and books; the absence of liens on or other security interests in NMC's properties (including stock and assets); limitations on consolidations, mergers and sales of assets above specified amounts; limitations on subsidiary debt and uses of proceeds; financial covenants; limitations on restricted payments; the requirement of arm's-length transactions with affiliates; and limitations on acquisitions and capital expenditures. The NMC Credit Agreement will contain customary provisions with respect to defaults, representations and warranties, and conditions to borrowing.

     Security. The NMC Credit Agreement will provide that borrowings under the NMC Credit Facility will be secured by a pledge of NMC common stock (to secure the guarantee of Grace), a pledge of 100% of the stock of NMC's material domestic subsidiaries and 66% of the stock of its material foreign subsidiaries and, if and at such time as Fresenius Medical Care becomes a guarantor as to Facility 2 and/or Facility 3, a pledge of the stock of the direct and indirect material subsidiaries of Fresenius Medical Care (to secure such guarantee). The collateral is to be released upon NMC's (or, if Fresenius Medical Care is guarantor of the NMC Credit Facility, then Fresenius Medical Care's) receipt of investment grade ratings for its long-term senior unsecured debt from both Moody's Investor Services, Inc. and Standard and Poor's Corporation or upon the achievement of certain financial ratios.

     Guarantees. The NMC Credit Agreement is expected to provide that obligations thereunder will be guaranteed by Grace. In addition, Grace Chemicals has agreed to guarantee Facility 2 up to a maximum of $450 million and has agreed to guarantee Facility 3 (which provides for a maximum of $500 million of available credit).

     The NMC Credit Agreement is expected to provide that the guarantee of Grace Chemicals under Facility 2 will be released as to $300 million upon the occurrence of any of the following events not earlier than 45 days, but not later than 60 days, following the Effective Date: (a) the receipt of an unconditional joint and several guarantee from Fresenius Medical Care and certain of its subsidiaries for the full amount of the NMC Credit Facility (the form of such guarantee and related documentation to be agreed upon prior to the Effective Date); or (b) the receipt of a letter of credit or other acceptable financial accommodation for the account of Grace Chemicals or Fresenius Medical Care, in form and substance satisfactory to the Lenders, covering $300 million in principal amount of borrowing under Facility 2, plus 90 days of interest thereon; or (c) the prepayment of $300 million in principal amount of borrowings under Facility 2. The balance of the Grace Chemicals guarantees under Facility 2 will be released upon NMC (or Fresenius Medical Care, if Fresenius Medical Care guarantees the NMC Credit Facility), on a consolidated basis, achieving a ratio of senior debt to EBITDA of equal to or less than 3.5.

     The NMC Credit Agreement is expected to provide that the guarantee of Grace Chemicals under Facility 3 will be released upon the occurrence of any of the following events after 45 days, but within 60 days, following the Effective
Date: (a) the receipt of an unconditional joint and several guarantee from Fresenius Medical Care and certain of its subsidiaries for the full amount of the NMC Credit Facility (the form of such guarantee and related documentation to be agreed to prior to the Effective Date); or (b) the receipt of a letter of credit or other acceptable financial accommodation for the account of Grace Chemicals or Fresenius Medical Care in form and substance satisfactory to the Lenders covering a principal amount of $500 million plus 90 days of interest thereon under Facility 3; or (c) the repayment in full of Facility 3.

     If such guarantees are not released within 60 days following the Effective Date, demand for payment will be made on Grace Chemicals under such guarantees, other than with respect to $150 million guaranteed under Facility 2. While it is the intention of Fresenius Medical Care to provide the unconditional joint and several guarantees referred to in clauses (a) of each of the preceding two paragraphs in a manner so as to cause the release of the Grace Chemicals' guarantees as to $800 million not before 46 days, but on or prior to 60 days, following the Effective Date, no assurance can be given that such guarantees will be provided or that either or both Grace Chemicals guarantees will be released. In the event that Fresenius Medical Care does not provide such guarantees, or otherwise effect the release of Grace Chemicals' guarantees as provided in clauses (b) or (c) of the preceding two paragraphs, Grace Chemicals would be required to provide the letters of credit referred to in clauses (b) of each of the preceding two paragraphs or repay the amounts referred to in clause
(c) of each of the preceding two paragraphs and, thereafter, be subrogated to the rights of the Lenders with respect to such repaid amounts after the Lenders under the respective facilities have been repaid in full; and Grace Chemicals has undertaken to the Lenders to maintain unused available credit in an amount to be determined while the Grace Chemicals guarantees are outstanding in order to facilitate such actions. If such events occur, Grace Chemicals would have a substantial cash outlay at such time and could have, thereafter, substantial new indebtedness.

     In connection with Grace Chemicals' agreement to extend guarantees under the NMC Credit Agreement, to provide a significant inducement for the release of such guarantees as to $800 million on or prior to the 50th day following the Effective Date, Fresenius Medical Care and Grace Chemicals intend to enter into an agreement providing that, if such Grace Chemicals guarantees, other than with respect to $150 million guaranteed under Facility 2, have not been released prior to the close of business on the 50th day following the Effective Date, Fresenius Medical Care will, at such time, make a $300 million payment to W. R. Grace Foundation, Inc. (which contribution may not be used to satisfy any legal obligation of Grace Chemicals). In addition, it is intended that Fresenius Medical Care will agree that (i) it will contribute the capital stock of Fresenius USA to Grace promptly following the Effective Date and (ii) during the 49-day period following the Effective Date, (a) it will not engage, or permit NMC to engage, in any settlement discussions regarding OIG matters without Grace Chemicals' participation and consent and (b) it will cause the respective businesses of NMC and Fresenius USA to be conducted in the ordinary course, without incurring additional debt (other than indebtedness permitted under the NMC Credit Agreement), relinquishing or modifying contracts with affiliates of Fresenius AG and without making cash distributions other than to a subsidiary of Grace.

     In connection with the above, it is intended that Fresenius Medical Care will also agree that, during the 45-day period following the Effective Date, it will not (except as required by the Reorganization Agreement or the agreement described in the preceding paragraph): (i) make, or cause to be made, a capital contribution to Grace (or its subsidiaries) or take, or cause to be taken, any action which would cause a capital contribution to any such entity to be required under the NMC Credit Agreement; (ii) provide, or cause to be provided, any guarantee of any debt of Grace (or its subsidiaries), or procure or provide, or cause to be procured or provided, any letter of credit or other credit support of any such debt; (iii) take, or cause to be taken, any other action that has the effect, directly or indirectly, of rendering any assets of Fresenius Medical Care (other than Grace (or its subsidiaries)) to support the debt of NMC.

     Under this agreement, it is intended that Fresenius Medical Care will consent to jurisdiction and enforceability in the states of New York and Florida by Grace Chemicals and W.R. Grace Foundation, Inc., will agree that all costs of enforcement of the agreement will be borne by Fresenius Medical Care, will agree that W. R. Grace Foundation, Inc. will be a third-party beneficiary of the agreement and will agree that any provision of the agreement that is invalid or unenforceable shall only be so to the extent of such invalidity or unenforceability without in any way affecting any remaining provisions.

     Refinancing. Not earlier than 45 days following the closing of the Reorganization, Fresenius Medical Care intends to issue up to $600 million in debt and equity securities, the proceeds of which will be used to refinance Facility 3 and other indebtedness. It is presently expected that such securities will consist of up to $350 million of subordinated debt and up to $250 million of FMC Preferred Shares. Fresenius Medical Care is currently conducting discussions with investment bankers with respect to a possible offering of such securities within 60 days following the closing. There can be no assurance, however, that such refinancing will be successfully completed on the foregoing or any other terms.

OTHER INDEBTEDNESS

     In December 1991, NMC entered into a five-year receivables purchase program under which it may offer to sell, on a non-recourse basis, up to $120 million of an undivided ownership interest in a defined pool of receivables. To accommodate the growth of NMC, the program was increased to $180 million in June 1994. As of December 31, 1995, NMC had sold approximately $180 million of receivables under this program. The net cash proceeds are reported as operating cash flow, and the sale of accounts receivable is reflected as a reduction of receivables on NMC's balance sheet. Grace and NMC are attempting to amend the terms of such program to increase its size to $200 million and to accommodate NMC as a stand-alone entity by removing the current Grace obligations thereunder.

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

                           CERTAIN FEDERAL INCOME TAX
                        CONSEQUENCES OF THE TRANSACTIONS
                        TO GRACE AND GRACE SHAREHOLDERS

     In the opinion of special counsel to Grace, Wachtell, Lipton, Rosen & Katz, and tax counsel to Grace, Miller & Chevalier (collectively, "Counsel"), the following discussion is an accurate description of the material federal income tax consequences expected to result to Grace and Grace shareholders as a result of the Reorganization. Such opinions have been filed as exhibits to the Registration Statement. This discussion is based on the current provisions of the Code, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the IRS will not take a contrary view. No ruling from the IRS has been or will be sought with respect to any aspect of the transactions described herein. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to shareholders.

     The tax treatment applicable to a shareholder may vary depending upon the shareholder's particular situation, and certain shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, and persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) may be subject to special rules not discussed below. EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE TRANSACTIONS DESCRIBED HEREIN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

CONSEQUENCES OF THE DISTRIBUTION

     The obligation of Grace to consummate the Distribution is conditioned, among other things, upon the delivery of satisfactory tax opinions (the "Opinions") from Counsel. Counsel currently expects that the Opinions will state that the Distribution will qualify as a tax-free distribution under Section 355 of the Code. Assuming that the Distribution so qualifies, the following is a summary of the material federal income tax consequences of the Distribution:

          (a) A Grace shareholder will not recognize any income, gain or loss as a result of the Distribution.

          (b) A Grace shareholder will apportion the tax basis of his or her Grace Common Stock between such Grace Common Stock and New Grace Common Stock received in the Distribution in proportion to the relative fair market values of such Grace Common Stock and New Grace Common Stock on the Effective Date.

          (c) A Grace shareholder's holding period for the New Grace Common Stock received in the Distribution will include the period during which such shareholder held the Grace Common Stock with respect to which the Distribution was made, provided that such Grace Common Stock is held as a capital asset by such shareholder as of the time of Distribution.

          (d) The earnings and profits of Grace will be allocated between Grace and New Grace.

          (e) No gain or loss will be recognized to Grace as a result of the Distribution.

     Current Treasury regulations require each Grace shareholder who receives New Grace Common Stock pursuant to the Distribution to attach to his or her federal income tax return for the year in which the Distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the Distribution. Grace (or New Grace on its behalf) will convey the appropriate information to each Grace shareholder of record as of the Grace Record Date.

     A preferred share purchase right ("New Grace Right") will attach to each share of New Grace Common Stock distributed in the Distribution. While the distribution of the New Grace Rights should not be taxable to shareholders or to Grace or New Grace, shareholders may, depending upon the circumstances, recognize taxable income in the event that the New Grace Rights become exercisable for New Grace Junior participating preferred stock, par value $.01 per share (or other consideration) or for common stock of an acquiring company.

CONSEQUENCES OF THE RECAPITALIZATION

     The obligation of Grace to consummate the Recapitalization is conditioned, among other things, upon the delivery of the Opinions. Counsel currently expects that the Opinions will state that, among other things, the Recapitalization will be a tax-free transaction to Grace. Assuming the Recapitalization so qualifies, the following is a summary of the material federal income tax consequences of the Recapitalization:

          (a) No gain or loss will be recognized by Grace as a result of the Recapitalization.

          (b) No gain or loss will be recognized by Grace shareholders upon the receipt of the New Preferred Shares.

          (c) A Grace shareholder will apportion the tax basis of his or her Grace Common Stock between such Grace Common Stock and the New Preferred Shares received in the Recapitalization in proportion to the relative fair market values of such Grace Common Stock and the New Preferred Shares on the Effective Date.

          (d) A Grace shareholder's holding period for the New Preferred Shares received in the Recapitalization will include the period during which such shareholder held the Grace Common Stock with respect to which the New Preferred Shares were distributed, provided that such Grace Common Stock is held as a capital asset by such shareholder as of the time of Recapitalization.

          (e) Under certain circumstances, Section 305(c) of the Code requires that any excess of the redemption price of preferred stock over its fair market value on the date of issuance be included in income, prior to receipt, by holders of such stock as a constructive dividend to the extent of the issuing corporation's earnings and profits. Grace believes that as a result of recently promulgated Treasury regulations, it is unlikely that holders of the New Preferred Shares will be required to include the redemption price of such stock in income as a constructive dividend.

          (f) The New Preferred Shares may be deemed to be "Section 306 stock" for federal income tax purposes. A shareholder that receives "Section 306 stock" within the meaning of Section 306(c) of the Code may be required to recognize as ordinary income, in the case of a taxable disposition of such stock, or as dividend income, in the case of a redemption of such stock, all or a portion of the proceeds received by such shareholder from such disposition or redemption, without regard to the shareholder's tax basis in its shares, and may not recognize any loss therefrom. The portion of the proceeds so treated is the amount realized not in excess of the amount that would have been a dividend if, instead of the preferred stock, the issuing corporation had distributed cash in an amount equal to the fair market value of the stock, up to the amount of earnings and profits of the corporation available for distribution (i.e., an amount equal to the fair market value of the New Preferred Shares). If the proceeds of such disposition or redemption exceed the amount that would have been a dividend, the remainder would be treated as gain from the sale of the preferred stock to the extent that it exceeds the adjusted basis of such stock.

          (g) Dividends paid on the New Preferred Shares may constitute "extraordinary dividends" under Section 1059(c) of the Code, in which case corporate shareholders will be required to reduce their basis in their New Preferred Shares by the non-taxed portion of such dividends.

CONSEQUENCES OF THE GRACE MERGER

     The respective obligations of Grace and Fresenius AG to consummate the Reorganization is conditioned, among other things, upon the delivery of the Opinions. Counsel currently expects that the Opinions will state that, among other things, the Grace Merger will qualify as a tax-free transaction to Grace and its shareholders under Sections 367 and 368(a) of the Code. Assuming the Grace Merger so qualifies, the following is a summary of the material federal income tax consequences of the Grace Merger:

          (a) The Grace Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 (a) of the Code.

          (b) No gain or loss will be recognized by Grace as a result of the Grace Merger.

          (c) No gain or loss will be recognized by Grace shareholders upon the receipt of FMC Ordinary Shares in exchange for Grace Common Stock pursuant to the Grace Merger, except that holders of Grace Common Stock who receive cash upon exercise of any available appraisal rights or cash in lieu of fractional shares will recognize gain or loss equal to the difference between such cash and the tax basis in their shares subject to appraisal rights or the tax basis allocated to their fractional shares of Grace Common Stock, and such gain or loss will constitute capital gain or loss if such Grace Common Stock is held as a capital asset.

          (d) The tax basis of the FMC Ordinary Shares received by Grace shareholders who exchange their Grace Common Stock for FMC Ordinary Shares in the Grace Merger will be the same as the tax basis of Grace Common Stock surrendered in exchange therefor.

          (e) The holding period for the shares of FMC Ordinary Shares received in the Grace Merger will include the period during which the shares of Grace Common Stock surrendered in exchange therefor were held, provided that such shares of Grace Common Stock were held as capital assets at the Effective Date.

     In rendering the Opinions, Counsel will receive, rely on and assume the accuracy of certain representations by Grace, NMC and Fresenius AG and certain other information, data, documentation and other materials deemed necessary, including representations that, to the best knowledge of the management of Grace and NMC as of the date of the transaction: (a) there is no plan or intention by the shareholders of Grace to sell, exchange, transfer by gift or otherwise dispose of any of their stock in, or securities of, either Fresenius Medical Care or New Grace subsequent to the Reorganization; (b) there is no plan or intention to liquidate New Grace subsequent to the Distribution, to sell or otherwise dispose of a substantial amount of the assets of New Grace or its subsidiaries (except in the ordinary course of business), to redeem shares of New Grace Common Stock (with certain enumerated exceptions), to cause New Grace to merge with any other corporation or to cease to conduct New Grace's business; and (c) there is no plan or intention to liquidate Fresenius Medical Care subsequent to the Reorganization, to sell or otherwise dispose of a substantial amount of the assets of Fresenius Medical Care or its subsidiaries (except in the ordinary course of business), to redeem FMC Ordinary Shares, to cause Fresenius Medical Care to merge with any other corporation (other than pursuant to the Reorganization) or to cease to conduct its business. These representations address, among other things, the requirements for tax-free treatment of the Distribution and the Grace Merger that (a) Grace shareholders retain a continuity of interest in both Grace (through their equity interest in Fresenius Medical Care) and New Grace after the Distribution and (b) Grace's historic businesses continue after the Distribution.

     There will be no material federal income tax consequences to the holders of Grace Preferred Stock as a result of the Distribution, the Recapitalization or the Grace Merger.

     For a description of the consequences to Grace, NMC and Grace shareholders if the Distribution or the Grace Merger were not to qualify as tax-free, see "RISK FACTORS -- Other Risks -- Certain U.S. Tax Considerations Related to the Distribution."

     On or prior to the Effective Date, Grace and NMC will enter into the Grace Tax Sharing and Indemnification Agreement providing for various tax matters, see "THE REORGANIZATION -- The Grace Tax Sharing and Indemnification Agreement."

     See also "CERTAIN INCOME TAX CONSEQUENCES OF THE TRANSACTIONS TO HOLDERS OF FRESENIUS USA COMMON STOCK -- U.S. and German Tax Consequences of Holding FMC Ordinary Shares or ADSs" and "-- Other Tax Consequences."

     EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE REORGANIZATION, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS, AND OF PROPOSED CHANGES IN APPLICABLE TAX LAWS.

                               CERTAIN INCOME TAX
                      CONSEQUENCES OF THE TRANSACTIONS TO
                     HOLDERS OF FRESENIUS USA COMMON STOCK

     The discussion below is a summary of all material U.S. federal and German tax consequences generally applicable to U.S. Holders of Fresenius USA Common Stock upon the receipt of the FMC Ordinary Shares, ADSs or (in the case of Fresenius USA Dissenting Stockholders) cash in the Fresenius USA Merger. A "U.S. Holder" is (a) any citizen or resident of the U.S., (b) a corporation, partnership, or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof, or (c) an estate or trust the income of which is subject to U.S. federal income taxation regardless of source of income.

     This discussion is based on the Code, Treasury regulations promulgated thereunder, IRS rulings, interpretations and judicial decisions, and German tax law, as currently in effect, all of which are subject to change at any time, which change may be applied retroactively to the transactions described herein. A ruling from the IRS regarding the U.S. federal income tax consequences of the Fresenius USA Merger on the Fresenius USA stockholders will not be requested. Instead, Fresenius Medical Care and Fresenius USA are relying on the opinion of KPMG Peat Marwick LLP, tax advisors to Fresenius AG, with respect to the matters addressed herein solely as they relate to Fresenius USA stockholders. Such opinion has been filed as an exhibit to the Registration Statement.

     The discussion below is not a complete analysis of all of the potential U.S. federal and German tax consequences of the Fresenius USA Merger or of holding FMC Ordinary Shares or ADSs. In addition, the U.S. federal tax consequences to particular U.S. Holders of Fresenius USA Common Stock (such as insurance companies, tax-exempt entities, financial institutions and dealers in securities), and to non-U.S. Holders may be different from that discussed herein. FRESENIUS USA STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL AND GERMAN TAX CONSEQUENCES APPLICABLE TO PARTICIPATING IN THE FRESENIUS USA MERGER AND HOLDING FMC ORDINARY SHARES OR ADSs.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Stockholders of Fresenius USA who exchange their shares of Fresenius USA Common Stock for FMC Ordinary Shares or ADSs in the Fresenius USA Merger will not be subject to federal income tax on the exchange, except to the extent that cash is received in lieu of fractional shares. Provided that the shares of Fresenius USA Common Stock have been held as capital assets, such cash will be treated as capital gain, and as long-term capital gain if the shares of Fresenius USA Common Stock have been held for more than one year. Such an exchanging stockholder will have a basis in the FMC Ordinary Shares or the ADSs received in the exchange equal to the basis of the shares of Fresenius USA Common Stock given up, decreased by the cash received and increased by the amount of gain recognized. The holding period of the FMC Ordinary Shares or ADSs to such an exchanging stockholder will include the holding period of the shares of Fresenius USA Common Stock given up in the exchange.

     Fresenius USA Dissenting Stockholders who exchange their shares of Fresenius USA Common Stock entirely for cash will be treated as having sold their shares of Fresenius USA Common Stock in a transaction in which gain or loss is recognized. Such gain or loss will be capital gain or loss, provided that the shares of Fresenius USA Common Stock have been held as capital assets. Such gain will be long-term capital gain if the shares of Fresenius USA Common Stock were held for more than one year.

     Fresenius Medical Care will recognize no gain or loss upon receipt of Fresenius USA Common Stock in exchange for FMC Ordinary Shares or ADSs.

U.S. AND GERMAN TAX CONSEQUENCES OF HOLDING FMC ORDINARY SHARES OR ADSS

  TAX TREATMENT OF DIVIDENDS

     Under German law, German corporations are required to withhold tax on dividends in an amount equal to 25% of the gross amount paid to resident and non-resident shareholders. A partial refund of this 25% withholding tax can be obtained by U.S. Holders under the Treaty. For U.S. federal income tax purposes, U.S. Holders are taxable on dividends paid by German corporations subject to a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against U.S. income tax depend on whether the U.S. Holder is a corporation owning at least 10% of the voting stock of the German corporation.

     In the case of any U.S. Holder, other than a U.S. corporation owning FMC Ordinary Shares or ADSs representing at least 10% of the FMC Ordinary Shares, the German withholding tax is partially refunded under the Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In addition, for so long as the German imputation system continues to provide German resident individual shareholders with a tax credit of corporate taxes with respect to dividends paid by German corporations, the Treaty provides that U.S. Holders (other than a U.S. corporation that owns FMC Ordinary Shares or ADSs representing at least 10% of the FMC Ordinary Shares) are entitled to a further refund equal to 5% of the gross amount of the dividend. For U.S. federal income tax purposes, the benefit resulting from this refund is treated as a refund received by the U.S. Holder with respect to German corporate taxes equal to 5.88% of the gross amount of the dividend, subject to a withholding tax of 0.88% (15% of 5.88%).

     Thus, for each $100 of gross dividend paid by Fresenius Medical Care to a U.S. Holder (other than a U.S. corporation owning FMC Ordinary Shares or ADSs representing at least 10% of the FMC Ordinary Shares), the dividend after partial refund of the 25% withholding tax under the Treaty will be subject to a German withholding tax of $15. If the U.S. Holder also applies for the additional 5% refund, German withholding tax is effectively reduced to $10; the cash received per $100 of gross dividend is $90. For U.S. federal income tax purposes, the U.S. Holder is treated as receiving a total dividend of $105.88 (to the extent paid out of the current and accumulated earnings and profits of Fresenius Medical Care as determined for U.S. federal income tax purposes), consisting of the $100 gross dividend and the deemed refund of German corporate tax of $5.88. The notional $105.88 dividend is deemed to have been subject to German withholding tax of $15.88. Thus, for each $100 of gross dividend, the U.S. Holder will include $105.88 in gross income and will be entitled to a foreign tax credit of $15.88, subject to the general limitations on foreign tax credits for U.S. federal income tax purposes.

     In the case of a corporate U.S. Holder owning FMC Ordinary Shares or ADSs representing at least 10% of the FMC Ordinary Shares, the 25% German withholding tax is reduced under the Treaty to 5% of the gross amount of the dividend. Such a corporate U.S. Holder may, therefore, apply for a refund of German withholding tax in the amount of 20% of the gross amount of the dividends. The corporate U.S. Holder is entitled to a foreign tax credit equal to 5% of the gross amount of the dividends. Furthermore, such a corporate U.S. Holder is allowed a foreign tax credit for the portion of the total income taxes (trade income tax and corporation income tax including any surtax) paid by the German corporation attributable to the distributed profits, subject to the general limitations on foreign tax credits for U.S. federal income tax purposes.

     Dividends paid in Deutschemarks to a U.S. Holder of FMC Ordinary Shares or ADSs will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends (including the deemed refund of German corporate tax) are received by such U.S. Holder. If dividends paid in Deutschemarks are converted into dollars on the date received, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

     Effective January 1, 1995, a 7.5% surtax on the German withholding tax is being levied on dividend distributions paid by a German resident company. The surtax amounts to 1.875% (7.5% x 25%) of the gross dividend amount. Because the Treaty reduces the German withholding tax, U.S. Holders are entitled to a full refund of this surtax.

     Under the Treaty, the refund of German tax (including the withholding tax, Treaty payment and surtax) will not be granted when the FMC Ordinary Shares or the ADSs (a) are part of the business property of a U.S. Holder's permanent establishment located in Germany or (b) are part of the assets of an individual U.S. Holder's fixed base located in Germany and used for the performance of independent personal services.

  REFUND PROCEDURES

     To claim the 5% Treaty refund, the reduction of the German withholding tax from 25% to 15% (5% for U.S. Holders that are corporations owning FMC Ordinary Shares or ADSs representing at least 10% of the FMC Ordinary Shares) and the refund of the 7.5% German surtax when applicable, the U.S. Holder must submit (either directly or, as described below, through the Depositary) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form ("Claim Refund Form"), which must be filed with the German tax authorities:
Bundesamt fur Finanzen, 53221 Bonn-Beuel, Germany. The Claim Refund Forms may be obtained from the German tax authorities at the same address where the applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998, or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900.

     U.S. Holders must also submit to the German tax authorities certification of their last filed U.S. federal income tax return. Certification is obtained from the office of the Director of the IRS Center by filing a request for certification with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the U.S. Holder's name, address, phone number, social security number or employer identification number, tax return form number, and tax period for which certification is requested. The IRS will send the certification (IRS Form 6166) back to the U.S. Holder for filing with the German tax authorities. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

     In accordance with arrangements under the Deposit Agreement, the Depositary (or a custodian as its designated agent) will hold the FMC Ordinary Shares and receive and distribute dividends to U.S. Holders of ADSs, and perform administrative functions necessary to obtain the 5% treaty refund, the reduction in German withholding tax and the refund of the German surtax when applicable. These arrangements are provided by the German tax authorities and may be amended or revoked at any time in the future.

     Under the arrangements currently in effect, in order for the Depositary to file the Claim Refund Forms, the Depositary will mail to eligible U.S. Holders, which U.S. Holders will be requested to sign and return to the Depositary, (a) a statement authorizing the Depositary to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes, and (b) a written authorization to remit the refund of withholding to another account than that of the U.S. Holder. The Depositary will attach the signed statement, the IRS Form 6166, the Claim Refund Form and a certified statement issued by the bank or broker paying the dividend to the U.S. Holder, documenting the dividend paid and the tax withheld and file them with the German tax authorities. The Depositary will also file the signed request for certification with the appropriate IRS Center. The Depositary will charge a fee to the U.S. Holder for provision of these services.

     To the extent U.S. Holders hold ADSs registered with brokers participating in the Depository Trust Company, it is expected that such brokers will assist the Depositary in performing the procedures described above, and, in particular, prepare and forward the Claim Refund Forms together with the required documentation to the Depositary. The Depositary will then file the Claim Refund Forms and any attachments thereto with the German tax authorities.

     The German tax authorities will issue the refunds which will be denominated in Deutschemarks in the name of the Depositary. The Depositary will convert the refunds to dollars and issue corresponding refund checks to the U.S. Holders of ADSs and brokers. The brokers, in turn, will remit corresponding refund amounts to the U.S. Holders holding ADSs registered with such brokers. U.S. Holders of FMC Ordinary Shares or ADSs who receive a refund attributable to reduced withholding taxes under the Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the dollar value of the refund received by the U.S. Holders differs from the dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received by the Depositary or the U.S. Holder, as the case may be.

  TAXATION OF CAPITAL GAINS

     Under the Treaty, a U.S. Holder who is not a resident of Germany for German tax purposes will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of FMC Ordinary Shares or ADSs unless the FMC Ordinary Shares or ADSs (a) are part of the business property of a permanent establishment located in Germany or (b) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services.

     Upon a sale or other disposition of the FMC Ordinary Shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the FMC Ordinary Shares or ADSs. Such gain or loss will generally be capital gain or loss if the Ordinary Shares or ADSs are held by the U.S. Holder as a capital asset, and will be long-term capital gain or loss if the U.S. Holder's holding period for the FMC Ordinary Shares or ADSs exceeds one year.

  GIFT AND INHERITANCE TAXES

     The U.S.-Germany estate tax treaty provides that an individual whose domicile is determined to be in the U.S. for purposes of the estate tax treaty will not be subject to German inheritance and gift tax (the equivalent of the U.S. federal estate and gift tax) on the individual's death or making of a gift unless the FMC Ordinary Shares or ADSs (a) are part of the business property of a permanent establishment located in Germany or (b) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the U.S., however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

     The U.S.-Germany estate tax treaty also provides a credit against U.S. federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where the FMC Ordinary Shares or ADSs are subject to German inheritance or gift tax and U.S. federal estate or gift tax.

  GERMAN CAPITAL TAX

     The Treaty provides that a person resident in the U.S. will not be subject to German capital tax with respect to the FMC Ordinary Shares or ADSs unless the FMC Ordinary Shares or ADSs (a) are part of the business property of a permanent establishment located in Germany or (b) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services.

  OTHER GERMAN TAXES

     There are no German transfer, stamp or other similar taxes that would apply to U.S. Holders who purchase or sell FMC Ordinary Shares or ADSs.

OTHER TAX CONSEQUENCES

     In connection with the formation of Fresenius Medical Care, Fresenius AG will contribute stock of various subsidiaries owning Fresenius Worldwide Dialysis assets located in many countries. These Fresenius Worldwide Dialysis assets are not all currently owned by these subsidiaries or may be owned in addition to other assets that will not be retained by these subsidiaries. It is the intention of Fresenius AG to incorporate Fresenius Worldwide Dialysis assets on a country-by-country basis prior to the Contribution to Fresenius Medical Care, which will require transferring assets (including by distribution, spin-off, merger and liquidation) to accomplish its intention. Such transfers may give rise to tax liabilities in these foreign countries for which the subsidiaries being contributed may be liable. In the opinion of KPMG Peat Marwick LLP, neither Fresenius Medical Care nor any of its subsidiaries will have any U.S. federal or German income tax liability as a result of any of the transfers of the Fresenius Worldwide Dialysis assets or the contribution of the stock of Fresenius AG's subsidiaries holding such assets to Fresenius Medical Care.

     Based on the currently available information of the stock ownership of Fresenius AG and Grace and the anticipated ownership of the FMC Ordinary Shares at the Effective Time, because five or fewer individuals do not own more than 50% of FMC Ordinary Shares (measured by value), Fresenius Medical Care should not currently be classified as a "personal holding company" ("PHC"), as such term is defined in the Code. It is currently not expected that Fresenius Medical Care will become a PHC in the foreseeable future. No assurance can be given, however, that such stock ownership will not change in the future.

     If Fresenius Medical Care were classified as a PHC, it would be taxed on its U.S. source passive income, including dividends received from NMC and Fresenius USA, and would avoid this tax (currently imposed at a 39.6% rate) on such passive income only to the extent it paid dividends to its shareholders.

                      DESCRIPTION OF NEW PREFERRED SHARES

     The following summary of the material provisions of the New Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the provisions of the Certificate of Amendment which is attached hereto as Appendix B. ALL SHAREHOLDERS ARE URGED TO READ THE CERTIFICATE OF AMENDMENT IN ITS ENTIRETY.

GENERAL

     In the Recapitalization, holders of Grace Common Stock will receive one New Preferred Share for each share of Grace Common Stock held. Neither the stated value nor the Liquidation Preference of the New Preferred Shares is necessarily indicative of the price at which the New Preferred Shares will actually trade at or after the time of the issuance, and the New Preferred Shares may trade at prices below their stated value. The market price of the New Preferred Shares can be expected to fluctuate with changes in the market and economic conditions, the financial condition and prospects of FNMC and other factors that generally affect the market prices of securities. FNMC intends to seek to list the New Preferred Shares on a national securities exchange. However, no assurance can be given that the New Preferred Shares will satisfy the listing criteria of any such exchange.

     The number of New Preferred Shares authorized will be equal to the number of shares of Grace Common Stock issued and outstanding at the Effective Time. The Liquidation Preference of the New Preferred Shares will be $.10 per share. The New Preferred Shares will rank, with respect to dividend rights and rights on liquidation, dissolution or winding up, subsequent to all shares of Grace 6% Preferred Stock, Grace Class A Preferred Stock and Grace Class B Preferred Stock outstanding as of the Effective Time, and prior to all other shares of Grace capital stock, including Grace Class C Preferred Stock and Grace Common Stock.

DIVIDENDS

     The holders of the New Preferred Shares will be entitled to receive, when, as and if declared by the FNMC Board, out of assets legally available therefor, dividends on the New Preferred Shares (the "Special Dividend") equal, in the aggregate, to the Special Dividend Amount (the "Special Dividend Amount") calculated as indicated below. Subject to the requirements of applicable law, the Special Dividend will be declared in a single declaration, irrespective of the number of installments in which it will be paid, and will be publicly announced by Fresenius Medical Care on or before May 1, 2002 (such announcement, the "Public Announcement"). Upon such declaration, the Special Dividend will be payable in cash in annual installments on the Payment Date; and the aggregate amount payable on any Payment Date will be equal to the lesser of (a) $100 million or (b) the amount of the Special Dividend Amount remaining unpaid.

     The Special Dividend Amount will be equal to $200 million (a) plus the Special Differential, if the Special Differential is a positive number, and (b) less the absolute value of the Special Differential, if the Special Differential is a negative number. The Special Differential will be equal to (a) the Applicable Percentage of the excess of the cumulative actual adjusted cash flow of Fresenius Medical Care on a consolidated basis for the five-year period beginning on January 1, 1997 and ending on December 31, 2001 (the "Dividend Accrual Period"), above $3.7 billion less (b) $200 million. The adjusted cash flow of Fresenius Medical Care on a consolidated basis will be equal to net income to common shareholders (without regard to the Special Dividend), plus depreciation and amortization, plus non-cash charges, provisions for impairment in the value of long-term assets, and similar recorded reserves as of December 31, 2001, as reflected on Fresenius Medical Care's consolidated audited financial statements prepared in accordance with US GAAP, less any after-tax cash expenses paid to third parties incurred with respect to the matters underlying the OIG Investigation regarding NMC and its subsidiaries referenced in the five subpoenas received by NMC from the OIG on October 17, 1995 not reflected in net income to common shareholders during the Dividend Accrual Period. The Applicable Percentage will be 44.8%, which percentage will be increased and decreased proportionately to reflect issuances or repurchases of New Preferred Shares following the Reorganization. The Special Dividend Amount is not subject to any maximum or minimum limitation.

     Set forth below are two hypothetical examples of the computation of the Special Dividend Amount. Shareholders should note that all amounts used to compute "Adjusted Cash Flow" in the examples below are hypothetical amounts selected for illustrative purposes only, and are not intended and should not be treated as estimates or forecasts of future performance by Fresenius Medical Care or of the likelihood of payment of the Special Dividend or of the Special Dividend Amount. For a discussion of certain factors which may affect the payment of the Special Dividend, see "RISK FACTORS -- Other Risks -- Special Dividend."

                                                                                    1997-2001
                                                                                    ----------
                                                                                    CUMULATIVE
                                                                                    ----------
HYPOTHETICAL CASE 1
Net Income to Common Shareholders.................................................    $2,100
Plus: Depreciation & Amortization.................................................     1,500
Less: After Tax Charges related to OIG Investigation not reflected in net income
  during the dividend accrual period..............................................        --
Plus: Other Defined Non Cash Charges & Reserves...................................        --
                                                                                    --------
  = Adjusted Cash Flow to Common Shareholders.....................................    $3,600
                                                                                    ========
Calculation of the "Special Differential"
  Adjusted Cash Flow during "Dividend Accrual Period".............................    $3,600
  Less: Target Cash Flow..........................................................     3,700
  Excess Cash Flow above Target Cash Flow.........................................         0
  x 44.8% (Applicable Percentage).................................................         0
  Less: 200 million...............................................................      (200)
  Special Differential............................................................
                                                                                    --------
                                                                                      $ (200)
Special Dividend Payable
  Target Face Amount..............................................................    $  200
  Plus: Special Differential......................................................      (200)
                                                                                    --------
  Special Dividend Amount.........................................................    $    0
HYPOTHETICAL CASE 2
Net Income to Common Shareholders.................................................    $2,700
Plus: Depreciation & Amortization.................................................     1,300
Less: After Tax Charges related to OIG Investigation not reflected in net income
  during the dividend accrual period..............................................        --
Plus: Other Defined Non Cash Charges & Reserves...................................        --
                                                                                    ========
  = Adjusted Cash Flow to Common Shareholders.....................................    $4,000
                                                                                    ========
Calculation of the "Special Differential"
  Adjusted Cash Flow during "Dividend Accrual Period".............................    $4,000
  Less: Target Cash Flow..........................................................     3,700
  Excess Cash Flow above Target Cash Flow.........................................       300
  x 44.8% (Applicable Percentage).................................................       135
  Less: $200 million..............................................................      (200)
  Special Differential............................................................    $  (65)
                                                                                    --------

                                                                                    1997-2001
                                                                                    ----------
                                                                                    CUMULATIVE
                                                                                    ----------
Special Dividend Payable
  Target Face Amount..............................................................    $  200
  Plus: Special Differential......................................................       (65)
                                                                                    ----------
  Special Dividend Amount.........................................................    $  135
  New Preferred Shares Outstanding................................................      98.1
  Special Dividend Payable per share to New Preferred Shareholders on Oct. 1, 2002
     ($100 million / 98.1 shares).................................................    $  1.0
  Special Dividend Payable per share to New Preferred Shareholders on Oct. 1, 2003
     ($35 million / 98.1 shares)..................................................    $ 0.36

     The Special Dividend will begin to accrue from January 1, 1997, and will accrue on a quarterly basis, in each case, whether or not declared, subject to decrease in future periods to the extent that the Special Differential decreases after any accrual. Any payment of the Special Dividend made in an amount less than the total amount of the Special Dividend at the time payable will be allocated pro rata on a share-by-share basis among all New Preferred Shares outstanding at the time.

     The Special Dividend must be paid in cash, except that if FNMC Common Stock is listed on the NYSE or quoted on the Nasdaq Stock Market, the Special Dividend, or any installment thereof, may be paid, in the sole discretion of FNMC, either in (a) cash, (b) FNMC Common Stock, based upon the market price as of the record date for such payment, or (c) any combination of cash and FNMC Common Stock, based upon the market price as of the record date for such payment.

     If, at any time after May 1, 2002, any portion of the Special Dividend is not declared, or if any installment thereof is not paid on the applicable Payment Date, FNMC may not make any dividend payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any shares of capital stock which rank below the New Preferred Shares ("Junior Stock"), or purchase, redeem or otherwise acquire for value of any shares of Junior Stock, except for distributions or purchases paid exclusively in other Junior Stock.

     The New Preferred Shares are not entitled to receive any other dividends or payments other than the Special Dividend. If no Special Dividend is payable on the New Preferred Shares, the New Preferred Shares will still be entitled to a $.10 Liquidation Preference per share, to the voting rights described below under the first paragraph of "-- Voting Rights" and to the Optional Redemption Price as described under "-- Optional Redemption."

ADJUSTMENTS

     The FNMC Board, with the concurrence of all of the Independent Directors of Fresenius Medical Care, or a majority of such Independent Directors if there are three or more, shall make appropriate adjustments to the provisions of the New Preferred Shares respecting dividends and distributions thereon in order to preserve their intended economic effect, in the light of changes in capitalization, accounting policy and extraordinary transactions (including without limitation mergers, consolidations or sales of assets). No adjustments of such provisions on account of the foregoing or otherwise shall be made without the concurrence of the Independent Directors of Fresenius Medical Care.

VOTING RIGHTS

     In addition to any voting rights provided by law, holders of the New Preferred Shares will be entitled to vote, in person or by proxy, on all matters voted on by holders of FNMC Common Stock voting together as a single class with other shares entitled to vote thereon. With respect to any such vote, each New Preferred Share shall entitle the holder thereof to cast one-tenth of a vote.

     If, on any date after the Public Announcement, FNMC has failed to declare, or has failed to pay on the applicable Payment Date, the full amount of the installment of the Special Dividend payable on the New

Preferred Shares, then the number of directors constituting the FNMC Board will, without further action, be increased by two and the holders of shares of the New Preferred Shares will receive, in addition to their other voting rights, the exclusive right, voting separately as a single class, to elect two directors to fill such newly created directorship. Any such additional directors will continue as directors, and the holders of the New Preferred Shares will have such additional voting rights until such time as all installments of the Special Dividend then payable have been declared and paid in full, at which time such additional directors will cease to be directors, the number of directors constituting the FNMC Board will be reduced by two and the additional voting rights of the holders of the New Preferred Shares will terminate.

     Each director elected by the holders of the New Preferred Shares will, unless his or her term expires earlier or unless he or she is removed, hold office until the annual meeting of shareholders next succeeding his or her election or until his or her successor, if any, is elected and qualified.

     If any director so elected by the holders of the New Preferred Shares ceases to serve as a director before his or her term expires (except by reason of the termination of the voting rights accorded to the holder of the New Preferred Shares), the holders of the New Preferred Shares then outstanding and entitled to vote for such director may elect a successor to hold office for the unexpired term of the director whose place shall be vacant.

OPTIONAL REDEMPTION

     FNMC will not have any right to redeem any of the New Preferred Shares prior to the Public Announcement. Thereafter, FNMC may, at its sole option and election, redeem all or a portion of outstanding New Preferred Shares (an "Optional Redemption"), on not more than 45 nor less than 30 days' notice of the date of redemption (any such date an "Optional Redemption Date"), at a price per share (the "Optional Redemption Price") equal to the greater of (a) the Liquidation Preference or (b) an amount per share equal to any unpaid portion of the Special Dividend, whether or not declared or payable, on the applicable Optional Redemption Date. The Optional Redemption Price shall be paid in cash, except that if FNMC Common Stock is listed on the NYSE or quoted on the Nasdaq Stock Market, the Optional Redemption Price may be paid, in the sole discretion of FNMC, either in (a) cash, (b) FNMC Common Stock, based upon the market price as of the record date for such Optional Redemption, or (c) any combination of cash and FNMC Common Stock, based upon the market price as of the record date for such Optional Redemption. If FNMC redeems less than all the New Preferred Shares then outstanding, the New Preferred Shares to be redeemed shall be selected pro rata.

PREEMPTIVE RIGHTS

     The holders of New Preferred Shares are not entitled to any preemptive or subscription rights.

             DESCRIPTION OF CAPITAL STOCK OF FRESENIUS MEDICAL CARE

     The following description of the material terms of the capital stock of Fresenius Medical Care does not purport to be complete and is qualified in its entirety by reference to Fresenius Medical Care's organizational documents. For information with respect to the Deposit Agreement pursuant to which the FMC Ordinary Shares will be held on behalf of U.S. shareholders, see "DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS."

GENERAL

     The outstanding share capital of Fresenius Medical Care after the Reorganization will consist of approximately 70,000,000 FMC Ordinary Shares, all of which will be issued in bearer form and will be freely transferable.

     The FMC Management Board will be authorized in the Articles of Association with the approval of the Supervisory Board, to increase the capital of Fresenius Medical Care by issuing FMC Preferred Shares to be known as Approved Capital. The Articles of Association will also authorize the issuance of FMC Preferred Shares as Conditional Capital, which will not require Supervisory Board consent. Such authorization will be provided by Fresenius AG as sole shareholder of Fresenius Medical Care following the Contribution and prior to the Reorganization. The issuance of Approved Capital pursuant to such shareholder authorization is limited to a period not exceeding five years from the date of shareholder authorization. No further consent of shareholders is required in connection with the issuance of FMC Preferred Shares as Approved Capital or Conditional Capital.

     FMC Preferred Shares issued as Approved Capital may be issued for cash up to a total of DM 70 million nominal amount (14 million shares), to be known as "Approved Capital I" or for non-cash consideration up to a total of DM 105 million nominal amount (21 million shares), to be known as "Approved Capital II" in connection with acquisitions by Fresenius Medical Care. Conditional Capital may be used to issue FMC Preferred Shares in connection with acquisitions, or as part of equity-based employee compensation arrangements. See "MANAGEMENT OF FRESENIUS MEDICAL CARE -- Compensation of FMC Management Board and Certain Other Executive Officers -- Stock Option Plan." However, certain issues of Conditional Capital as employee compensation may be subject to legal challenge. See "COMPARISON OF CERTAIN RIGHTS OF SHAREHOLDERS OF GRACE AND FRESENIUS USA." Fresenius Medical Care and Fresenius AG may enter into a pooling agreement for the benefit of the holders of FMC Preferred Shares which may contain certain provisions similar to those of the Pooling Agreement. See "DESCRIPTION OF THE POOLING AGREEMENT."

ABSENCE OF A PUBLIC MARKET

     Prior to the consummation of the Reorganization, there will have been no public market for the ADSs or the FMC Ordinary Shares. Application will be made to list the ADSs on the NYSE and to list the FMC Ordinary Shares on the Frankfurt Stock Exchange as soon as possible following the Reorganization. However, there can be no assurance that such FMC Ordinary Shares or such ADSs will be listed on the Frankfurt Stock Exchange or the NYSE, respectively, or that a public market for such FMC Ordinary Shares or such ADSs will develop.

DIVIDEND RIGHTS

     Dividends, if any, are declared at the annual general meeting of shareholders, which must be held within eight months from the end of a fiscal year, and are paid once a year. Shareholders may present a dividend coupon (Dividendenschein) to receive such dividends at any time within a four-year period which commences at the end of the year during which the dividend became due. If a shareholder has presented a dividend coupon to Fresenius Medical Care for payment within such four-year period, the statute of limitations for enforcing the right to receive such dividend payment is two years from the end of such four-year period. When a shareholder has presented the last outstanding dividend coupon in order to receive the dividend payable in respect of that dividend coupon, such shareholder is required to submit to Fresenius Medical Care the renewal coupon (Erneuerungsschein) attached at the bottom of each sheet of dividend coupons in order to obtain the next series of dividend coupons to be issued by Fresenius Medical Care.

     Pursuant to the Deposit Agreement, the Depositary will receive all such dividends and distributions on all Deposited Securities and will, as promptly as practicable, distribute such dividends and distributions to the holders of ADRs entitled thereto. See "DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS -- Distributions on Deposited Securities."

     For each fiscal year, the treatment of all unappropriated profits, including the amount of net profits of Fresenius Medical Care which will be distributed by way of dividends is proposed by the FMC Management Board and the FMC Supervisory Board, and is subject to the approval of the shareholders. The FMC Management Board and the FMC Supervisory Board may allocate up to 50% of unappropriated profits to the free reserve of Fresenius Medical Care (that is, not distribute such profits) without shareholder approval, in which case the shareholders approve the treatment of the balance of such profits. For a discussion of the intended dividend policy of Fresenius Medical Care, see "THE REORGANIZATION -- Conduct of Business Prior to Effective Time -- Certain Covenants -- Certain Transactions." Failure or inability of FNMC to pay the Special Dividend on the New Preferred Shares does not prevent Fresenius Medical Care from paying dividends on the FMC Ordinary Shares.

LIQUIDATION RIGHTS

     In accordance with the German Stock Corporation Law (Aktiengesetz), upon a liquidation of Fresenius Medical Care, any liquidation proceeds remaining after paying all of Fresenius Medical Care's liabilities would be distributed among the holders of FMC Ordinary Shares and the holders of any outstanding non-voting preferred shares in proportion to the total nominal value of the shares held by each holder.

PREEMPTIVE RIGHTS

     Under the German Stock Corporation Law, an existing stockholder in a stock corporation has a preferential right to subscribe for any issue by such corporation of shares, debt instruments convertible into shares and participating debt instruments in proportion to the shares held by such stockholder in the existing capital of such corporation. The German Stock Corporation Law provides that this preferential right can only be excluded by a stockholder resolution passed at the same time as the resolution authorizing the capital increase. A supermajority of at least three quarters of the votes present at the meeting, as well as a "special justification" by the corporation stating that the goal pursued by the corporation with the issuance of the new security could not reasonably be achieved without the elimination of preemptive rights, is required for the exclusion. The Approved Capital and Conditional Capital described under "-- General" will exclude preemptive rights. Such exclusion will be authorized by Fresenius AG in its capacity as sole shareholder of Fresenius Medical Care prior to the Reorganization, and probably does not need justification in issuances thereafter.

VOTING RIGHTS

     Each FMC Ordinary Share entitles the holder thereof to one vote at general meetings of the shareholders of Fresenius Medical Care for every DM 5 of nominal value. Resolutions are passed at a general or special meeting of the shareholders of Fresenius Medical Care by a majority of the votes cast, unless a higher vote is required by law or the Articles of Association of Fresenius Medical Care. The German Stock Corporation Law and the organizational documents of Fresenius Medical Care require that the following significant resolutions be passed by a majority of at least 75% of the capital represented in connection with the vote taken on such resolution: changes or amendments to the scope of business; changes or amendments to Fresenius Medical Care's Articles of Association; certain capital increases; capital decreases; a dissolution of Fresenius Medical Care; a merger of Fresenius Medical Care into or a consolidation of Fresenius Medical Care with another company, a transfer of all of Fresenius Medical Care's assets; a change of Fresenius Medical Care's corporate form; and the elimination of preemptive rights.

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     A general or special meeting of the shareholders of Fresenius Medical Care may be called by the FMC Management Board, the FMC Supervisory Board or by shareholders holding in the aggregate at least 5% in nominal value of Fresenius Medical Care's issued share capital. The right to attend and vote at a shareholders' meeting is only accorded to those shareholders who, not later than five days before the meeting, deposit their shares until the end of the meeting with Fresenius Medical Care, with a German notary, with a bank serving as a depositary for such securities or at any other place of deposit specified in the notice of the general meeting. Shares are also deemed to have been deposited if, with the consent of a depositee, they are blocked in the bank account in which they are held until the end of the general meeting. In order to exercise the right to attend and vote at the general meeting, shareholders must provide Fresenius Medical Care at the general meeting with appropriate documentation which evidences the deposit of FMC Ordinary Shares as described above. Following such deposit of FMC Ordinary Shares or the blocking of the account in which they are held, a holder of FMC Ordinary Shares may still sell or otherwise dispose of his FMC Ordinary Shares; provided, however, that any voting instructions such shareholder may have given with respect to such FMC Ordinary Shares will be invalidated and any admission cards such shareholder may have received that would entitle him or her to attend and vote at the meeting must be returned to the deposit bank or Fresenius Medical Care. Notice of shareholder meetings must be published in the German Federal Gazette (Bundesanzeiger) at least one month prior to the last day on which the FMC Ordinary Shares must be deposited, which is required to be not later than the fifth business day prior to the date of the general meeting. Pursuant to the Articles of Association of Fresenius Medical Care, notice of shareholder meetings will also be published in two U.S. newspapers, which initially will be The New York Times and The Wall Street Journal.

     Although notice of each shareholder meeting (whether the annual general meeting or a special meeting) is required to be given as described above, neither the German Stock Corporation Law nor the organizational documents of Fresenius Medical Care have any minimum quorum requirement applicable to such meetings.

     Amendments of the organizational documents of Fresenius Medical Care may be proposed either jointly by the FMC Supervisory Board and the FMC Management Board or by a shareholder or group of shareholders holding a minimum of 5% of the nominal value of Fresenius Medical Care's issued share capital. A resolution amending the articles of association of Fresenius Medical Care must be passed by at least 75% of the capital represented at the meeting of shareholders at which the resolution is considered.

     For a discussion of the procedures to be followed by the Depositary to enable holders of ADRs to give voting instructions with respect to the FMC Ordinary Shares represented by their ADSs, see "DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS -- Voting of Deposited Securities."

FMC PREFERRED SHARES

     Under German law, the annual dividend paid on the FMC Preferred Shares must, in all cases, be paid before payment on the FMC Ordinary Shares is paid. The minimum annual dividend payable on the FMC Preferred Shares will be 4% of the shares' nominal value or 20 pfennigs per year. In addition, the dividend on the preferred shares of a German corporation is generally greater than the dividend on ordinary shares. Accordingly, Fresenius Medical Care's Articles of Association also provide that the annual dividend paid on the FMC Preferred Shares must exceed the annual dividend on the FMC Ordinary Shares by 2% of the FMC Preferred Shares' nominal value or 10 pfennigs. The FMC Preferred Shares will not be entitled to a preference in liquidation.

     The FMC Preferred Shares will not have any voting rights, except as described in this paragraph. If (i) the minimum annual dividend payable on the FMC Preferred Shares is not paid in any year, and (ii) both the dividend arrearage and the dividend payable on the FMC Preferred Shares for the following year are not paid in full, in the following year, then the FMC Preferred Shares shall have the same voting rights as the FMC Ordinary Shares until all FMC Preferred Share dividend arrearages are fully paid up.

     Fresenius Medical Care believes that the FMC Preferred Shares may provide flexibility in structuring and executing future financing and acquisitions, and in meeting other corporate needs such as providing employee compensation plans that may involve the issuance of equity securities. Where advisable, the FMC

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Preferred Shares can be given economic and other terms (other than voting rights) comparable to those of the FMC Ordinary Shares.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

     At the present time, Germany does not restrict the export or import of capital, except for investments in areas like Iraq, Serbia or Montenegro. However, for statistical purposes only, every individual or corporation residing in Germany (a "Resident") must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany (a "Non-resident") if such payment exceeds DM 5,000 (or the equivalent in a foreign currency). In addition, Residents must report any claims against, or any liabilities payable to, Non-residents, if such claims or liabilities, in the aggregate, exceed DM 500,000 (or the equivalent in a foreign currency) at the end of any month. Residents must also report any direct investment made or received from outside Germany if such investment exceeds DM 100,000.

     There are no limitations imposed by German law or the Articles of Association (Satzung) of Fresenius Medical Care on the right of a Non-resident to hold or vote the FMC Ordinary Shares or the ADSs.

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

                      DESCRIPTION OF THE POOLING AGREEMENT

     The following is a summary of the material provisions of the Pooling Agreement, to be dated as of the Effective Date, among Fresenius Medical Care, Fresenius AG and the Independent Directors as agents of the Minority Shareholders (the "Pooling Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the Pooling Agreement which will be filed as an Exhibit to the Registration Statement. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Pooling Agreement.

GENERAL

     The Pooling Agreement shall be for the benefit of all persons ("Minority Shareholders") from time to time beneficially owning shares or ADRs of Fresenius Medical Care, other than Fresenius AG and its affiliates or their agents and representatives.

INDEPENDENT DIRECTORS

     During the term of the Pooling Agreement, no less than one third of all members of the FMC Supervisory Board to be elected by shareholders must be Independent Directors (i.e., persons without a substantial business or professional relationship with Fresenius Medical Care, Fresenius AG, or any Affiliate of either, other than as a director of Fresenius Medical Care); provided that there must be at least two Independent Directors at all times during the term of the Pooling Agreement; and provided that if an Independent Director resigns, is removed, or is otherwise unable or unwilling to serve in such capacity, a new person will be appointed to serve as an Independent Director in accordance with the provisions of the Fresenius Medical Care articles of association and the Pooling Agreement, if as a result of the resignation or removal the number of Independent Directors falls below the aforementioned minimum.

EXTRAORDINARY TRANSACTIONS

     During the term of the Pooling Agreement, Fresenius Medical Care and its affiliates and Fresenius AG and its affiliates must comply with all provisions of German law regarding (a) any merger, consolidation, sale of all or substantially all assets, recapitalization, other business combination, liquidation or other similar action not of the ordinary course of business of Fresenius Medical Care, (b) any issuance of shares of voting capital stock of Fresenius Medical Care ("Voting Shares") representing more than 10% of the total Voting Shares outstanding on a fully diluted basis and (c) any amendment to the Articles of Association of Fresenius Medical Care which adversely affects any holder of FMC Ordinary Shares.

INTERESTED TRANSACTIONS

     During the term of the Pooling Agreement, Fresenius AG and Fresenius Medical Care have agreed that any transaction or contract (or a series of related transactions or contracts) between Fresenius AG or any of its affiliates, on the one hand, and Fresenius Medical Care or its affiliates, on the other hand, which transaction or contract (or a series of related transactions or contracts) involves aggregate payments in any year in excess of 10 million DM for each individual transaction or contract (or a related series of transactions or contracts) ("Interested Transactions") must be approved by a majority of the Independent Directors unless such transaction or contract (or series of related transactions or contracts) has been described in a business plan or budget of Fresenius Medical Care that has been previously approved by a majority of Independent Directors. In any year in which the aggregate amount of transactions that require approval (or that would have required approval in such year but for the fact that such payment or other consideration did not exceed DM 10 million) has exceeded DM 50 million, all further Interested Transactions involving more than DM 5 million must be approved by a majority of the Independent Directors unless such transaction or contract (or series of related transactions or contracts) has been described in a business plan or budget of Fresenius Medical Care that has been previously approved by a majority of Independent Directors.

DISPOSITION OF VOTING SHARES; TAKE-ALONG RIGHTS

     During the three-year period following the Effective Date (the "Standstill Period") Fresenius AG and its affiliates may not sell, assign, transfer or otherwise dispose of any Voting Shares except (a) to any person or entity over which Fresenius AG has control (other than Fresenius Medical Care) or (b) pursuant to a sale in which all Minority Shareholders are offered the opportunity to participate on a pro rata basis with

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

Fresenius AG. During the Standstill Period, Fresenius AG, must at all times own at least 50.3% of all Voting Shares outstanding on a fully diluted basis, but may not own more than 57% of all Voting Shares outstanding on a fully diluted basis (unless such greater ownership percentage is approved by a majority of the Independent Directors on behalf of the Minority Shareholders and all outstanding Voting Shares not then owned by Fresenius AG are acquired by Fresenius AG at the same price and terms in compliance with the Exchange Act).

     During any remaining term of the Pooling Agreement following the Standstill Period, (a) Fresenius AG (and its affiliates) may not acquire Voting Shares during any 90-day period representing more than 5% of the outstanding Voting Shares on a fully diluted basis unless (i) Fresenius AG announces its intention to effect such acquisitions at least two days prior to the commencement of such 90-day period and reports the result of such acquisitions promptly following such 90-day period or (ii) Fresenius AG shall acquire such shares in an offering in which all holders of FMC Ordinary Shares (including holders of ADSs) shall have preemptive rights; and (b) Fresenius AG and its affiliates may not acquire Voting Shares, during any such 90-day period representing more than 15% of the outstanding Voting Shares on a fully diluted basis except (i) pursuant to a tender offer for all Voting Shares (subject to proration) made in compliance with the Exchange Act and the Securities Act or (ii) pursuant to an offering in which all holders of FMC Ordinary Shares (including holders of ADSs) shall have preemptive rights.

     During any remaining term of the Pooling Agreement after the Standstill Period, Fresenius AG and its affiliates may not sell, assign, transfer or otherwise dispose of any Voting Shares representing more than 50% of the aggregate voting power of FMC Voting Shares (other than to a person or entity over which Fresenius AG has control that agrees to be bound by the terms of this Agreement or in a widely distributed public offering), without offering all other holders of Voting Shares the opportunity to participate on a pro rata basis on the same terms and conditions.

     During the term of the Pooling Agreement, Fresenius AG and its affiliates may not pledge or encumber the Voting Shares held by them in such a way that any voting rights may be exercised by the pledgee and may not enter into any other pooling agreement with respect to such Voting Shares, in each case if such action would prevent Fresenius AG from fulfilling its obligations under the Pooling Agreement.

     The foregoing will not apply to FMC Voting Shares held by Fresenius AG which are subject to options as described under "THE REORGANIZATION -- Employee Benefits."

LISTING OF AMERICAN DEPOSITARY SHARES; SEC FILINGS

     During the term of the Pooling Agreement, Fresenius AG has agreed to use its best efforts to exercise its rights as the majority shareholder to cause Fresenius Medical Care to and Fresenius Medical Care has agreed to (a) maintain the effectiveness of the Deposit Agreement (or a similar agreement) and to assure that the ADSs are listed on either the NYSE or the Nasdaq Stock Market;
(b) file all reports, required by the NYSE or the Nasdaq Stock Market, as applicable, the Securities Act, the Exchange Act and all other applicable laws ("Securities Filings"); (c) prepare all financial statements required for any Securities Filing in accordance with US GAAP; (d) on an annual basis, prepare audited consolidated financial statements including, without limitation, a balance sheet, a statement of income and retained earnings, and a statement of changes in financial position, and all appropriate notes, all in accordance with US GAAP, and, on a quarterly basis, prepare and file consolidated financial statements prepared in accordance with US GAAP, (e) file materials with the Commission with respect to annual and special shareholder meetings under cover of Form 6-K which materials will also be made available to the Depositary for distribution to holders of ADRs, and (f) make available to the Depositary for distribution to holders of ADRs on an annual basis, a copy of any report prepared by the Supervisory Board and provided to the shareholders of Fresenius Medical Care generally pursuant to Section 3.14(2) of the German Stock Corporation Law (or any successor provision) concerning the results of its examination of the managing board report on the relation of Fresenius Medical Care with connected enterprises. Fresenius Medical Care intends to provide in the materials referred to in clause (e) information generally comparable to that which would be provided to shareholders of a U.S. corporation in a proxy statement filed with the Commission, except that certain information, including information relating to

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

Fresenius Medical Care's management, executive compensation and options, beneficial ownership of Fresenius Medical Care securities and certain related party transactions will be provided in accordance with the disclosure requirements applicable to "foreign private issuers," as defined in the Commission's rules.

TERM

     The Pooling Agreement will terminate upon (a) the acquisition of all Voting Shares by Fresenius AG or its affiliates; (b) the reduction of Fresenius AG's beneficial ownership in Fresenius Medical Care to less than 25% of the voting power of the outstanding FMC Voting Securities or (c) Fresenius Medical Care no longer meeting the minimum threshold for obligatory registration of the FMC Ordinary Shares or ADSs under Section 12(g)(1) of the Exchange Act and Rule 12g-1 thereunder.

AMENDMENT

     The Pooling Agreement may be amended by written consent of Fresenius AG and a majority of the Independent Directors; provided that Minority Shareholders beneficially owning more than 75% of the FMC Ordinary Shares held by Minority Shareholders approve such amendment.

ENFORCEMENT; GOVERNING LAW

     The Pooling Agreement is governed by New York law and may be enforced in the state and federal courts of New York. Fresenius Medical Care and Fresenius AG have confirmed their intention to abide by the terms of the Pooling Agreement as described herein.

DIRECTORS AND OFFICERS

     Subject to any mandatory restrictions imposed by German law, Fresenius Medical Care intends to obtain directors and officers insurance in respect of all liabilities arising from or relating to the service of the members of the FMC Supervisory Board and the officers of Fresenius Medical Care in accordance with customary and usual policies followed by public corporations in the U.S. if available at commercially reasonable rates and on commercially reasonable terms and conditions.

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                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

     The following is a summary of the material provisions of the Deposit Agreement to be entered into among Fresenius Medical Care, Morgan Guaranty Trust Company of New York, as Depositary, and the registered holders from time to time of the ADRs issued thereunder. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York, which is presently located at 60 Wall Street, New York, New York 10260. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

     ADRs evidencing ADSs are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date hereof, the right to receive one-third of a FMC Ordinary Share deposited under the Deposit Agreement (together with any additional shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited FMC Ordinary Shares, the "Deposited Securities") with the Custodian, currently the Frankfurt office of Dresdner Bank AG (together with any successor or successors thereto, the "Custodian"). An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and Fresenius Medical Care as registered holders ("Holders").

DEPOSIT, TRANSFER AND WITHDRAWAL

     FMC Ordinary Shares may be deposited under the Deposit Agreement by delivery thereof to the Custodian, at the account maintained by the Custodian for such purpose at the Deutscher Kassenverein AG (the "DKV"). In connection with the deposit of FMC Ordinary Shares thereunder, the Depositary or the Custodian may require the following in form satisfactory to it: (a) a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons designated in such order an ADR or ADRs evidencing the number of ADSs representing such deposited FMC Ordinary Shares (a "Delivery Order"); (b) proper endorsements or duly executed instruments of transfer in respect of any such deposited FMC Ordinary Shares in registered form; (c) instruments assigning to the Custodian or its nominee any distribution on or in respect of such deposited FMC Ordinary Shares or indemnity therefor; and, (d) proxies entitling the Custodian to vote any such deposited FMC Ordinary Shares in registered form. As soon as practicable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to paragraph (10) or (13) of the form of ADR, the Custodian shall present such Deposited Securities for registration of transfer into the name of the Custodian or its nominee, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary at such place or places and in such manner as the Depositary shall determine. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly contemplated in the Deposit Agreement. To the extent that the provisions of or governing the FMC Ordinary Shares make delivery of certificates therefor impracticable, FMC Ordinary Shares may be deposited by such delivery thereof as the Depositary or the Custodian may reasonably accept, including, without limitation, by causing them to be credited to an account maintained by the Custodian for such purpose with Fresenius Medical Care or an accredited intermediary, such as a bank, acting as a registrar for the FMC Ordinary Shares, together with delivery of the documents, payments and Delivery Order referred to in the Deposit Agreement to the Custodian or the Depositary.

     After any such deposit of FMC Ordinary Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. After receiving such notice from the Custodian, the Depositary, subject to the Deposit Agreement, shall as promptly as practicable execute and deliver at the Transfer Office which is presently located at the principal New York Office of the Depositary, to or upon the order of any person named in such notice, an ADR or ADRs registered as requested and evidencing the aggregate ADSs to which such person is entitled.

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

     Subject to provisions of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (a) Shares in form satisfactory to the Custodian; (b) rights to receive Shares from Fresenius Medical Care or any registrar or transfer agent of Fresenius Medical Care or other entity recording Share ownership or transactions on behalf of Fresenius Medical Care; or, (c) unless requested in writing by Fresenius Medical Care to cease doing so at least two business days in advance of the proposed deposit, other rights to receive FMC Ordinary Shares (until such FMC Ordinary Shares are actually deposited pursuant to (a) or (b) above, "Pre-released ADRs") only if (i) Pre-released ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute "Deposited Securities"), (ii) each recipient of Pre-released ADRs represents and agrees in writing with the Depositary that such recipient or its customer (a) beneficially owns such FMC Ordinary Shares, (b) assigns all beneficial right, title and interest therein to the Depositary for the benefit of the Holders, (c) holds such FMC Ordinary Shares in trust for the account of the Depositary and
(d) will deliver such FMC Ordinary Shares to the Custodian as soon as practicable and promptly upon demand therefor and (iii) all Pre-released ADRs evidence not more than 20% (twenty percent) of all ADSs (excluding those evidenced by Pre-released ADRs). The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. FMC Ordinary Shares or evidence of rights to receive FMC Ordinary Shares may be deposited through (x) the electronic transfer of such FMC Ordinary Shares to the account maintained by the Custodian for such purpose at the DKV,
(y) evidence satisfactory to the Custodian of irrevocable instructions to cause such FMC Ordinary Shares to be transferred to such account or (z) delivery of certificates representing such FMC Ordinary Shares. If use of the DKV book-entry system in connection with the ADSs is discontinued at any time for any reason, Fresenius Medical Care shall make such other book-entry arrangements (if any) that it determines, after consultation with the Depositary, are reasonable. At the request, risk and expense of the person depositing FMC Ordinary Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADRs at a place other than its office.

     Subject to the terms and conditions of the Deposit Agreement and to the provisions of or governing Deposited Securities (including Fresenius Medical Care's Articles of Association (Satzung) or applicable law), upon surrender of an ADR in form satisfactory to the Depositary at the Transfer Office, the Holder thereof is entitled to delivery at the Custodian's office of the whole number of Deposited Securities at the time represented by the ADSs evidenced by the ADR so surrendered. At the request, risk and expense of the Holder thereof, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the Holder. Delivery of such Deposited Securities may be made by delivery of (a) FMC Ordinary Shares to an account in the DKV specified by the Holder thereof and (b) any other securities, property and cash to which such Holder is then entitled in respect of an ADR to, or upon the order of, such Holder. Notwithstanding any other provision of the Deposit Agreement, the withdrawal of Deposited Securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act.

DISTRIBUTIONS ON DEPOSITED SECURITIES

     Subject to the terms and provisions of the Deposit Agreement, to the extent practicable, the Depositary will, as promptly as practicable, distribute by mail to each Holder entitled thereto on the record date set by the Depositary therefor at such Holder's address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder's ADRs:

     (a) Cash: Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof ("Cash"), on an averaged or other practicable basis, subject to appropriate adjustments for (i) taxes or other governmental charges withheld, (ii) such distribution being impermissible or impracticable with respect to certain Holders, and (iii) deduction of the Depositary's expenses in (1) converting any foreign currency to U.S. dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the U.S. by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. Whenever the Depositary or the Custodian shall receive foreign currency, as a cash dividend or other cash distribution or as the net proceeds from the sale of securities, property or rights, which, in the judgment of the Depositary can then be converted on a reasonable basis into U.S. dollars and distributed to Holders entitled thereto in the U.S., the Depositary shall convert or cause to be converted, as promptly as practicable, by sale or in any other manner that it may determine, such foreign currency into U.S. dollars and shall transfer the resulting U.S. dollars (net of its reasonably and customary charges and expenses in effecting such conversion) to the U.S. If at any time the Depositary shall, after consultation with Fresenius Medical Care if practicable, determine that in its reasonable judgment any foreign currency received by the Depositary is not convertible on a reasonable basis into U.S. dollars transferable to the U.S., or if any approval or license of any governmental authority or agency thereof that is required for such conversion is denied or in the opinion of the Depositary is not obtainable at a reasonable cost or within a reasonable period, the Depositary shall, subject to applicable laws and regulations, (A) to the extent requested to do so in writing by Holders entitled to receive the same, distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) to such Holders or, to the extent not so requested, (B) hold such foreign currency (without liability for interest thereon or the investment thereof) for the respective accounts of the other Holders entitled to receive the same. If at the time the Depositary shall determine that in its judgment any U.S. dollars received by the Depositary upon conversion of foreign currency are not transferable into the U.S., or if any approval or license of any governmental authority or agency thereof that is required for such transfer is denied or in the opinion of the Depositary is not obtainable at a reasonable cost or within a reasonable period, the Depositary shall hold such U.S. dollars (without liability for interest thereon or investment thereof) for the respective accounts of the Holders entitled to receive the same. If any such conversion of foreign currency and transfer into U.S. dollars, in whole or in part, can be effected for distribution to some but not all of the Holders entitled thereto, the Depositary may, in its reasonable discretion make such conversion and distribution in U.S. dollars to the extent permissible to the Holders entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance (without liability for interest thereon or investment thereof) for the respective accounts of, the Holders entitled thereto for whom such conversion and distribution is not practicable;

     (b) Shares: (i) Additional ADRs evidencing whole ADSs representing any FMC Ordinary Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of FMC Ordinary Shares (a "Share Distribution") and (ii) U.S. dollars available to it resulting from the net proceeds of sales of FMC Ordinary Shares received in a Share Distribution, which FMC Ordinary Shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash;

     (c) Rights: (i) Warrants or other instruments in the discretion of the Depositary representing rights to acquire additional ADRs in respect of any rights to subscribe for additional FMC Ordinary Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities ("Rights"), only if and to the extent that Fresenius Medical Care timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (Fresenius Medical Care has no obligation to so furnish such evidence), or (ii) to the extent Fresenius Medical Care does not so furnish such evidence and sales of Rights are practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent Fresenius Medical Care does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the nontransferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse). Fresenius Medical Care shall have no obligation to register the Rights or any such securities under the Securities Act of 1933.

     (d) Other Distributions: (i) Securities or property available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Share Distributions and Rights ("Other Distributions"), by any means that the Depositary may deem equitable and practicable, or (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any U.S. dollars available

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

to the Depositary from the net proceeds of sales of other Distributions as in the case of Cash. Distributions of U.S. dollars will be by checks drawn on a bank in the U.S. for whole dollars and cents (any fractional cents being withheld without liability for interest and added to future distributions of U.S. dollars).

     To the extent that the Depositary determines in its discretion, after consultation with Fresenius Medical Care to the extent practicable, that any distribution is not practicable with respect to any Holder, the Depositary may make such distribution as it so determines is equitable and practicable, including the distribution of foreign currency, securities or property (or appropriate documents evidencing the right to receive foreign currency, securities or property) or the retention thereof as Deposited Securities with respect to such Holder's ADRs (without liability for interest thereon or the investment thereof).

     There can be no assurance that the Depositary will be able to effect any currency conversion or to sell or otherwise dispose of any distributed or offered property, subscription or other rights, FMC Ordinary Shares or other securities in a timely manner or at a specified rate or price, as the case may be.

DISCLOSURE OF INTERESTS

     Each Holder of an ADR and all persons holding ADRs or beneficial interests in ADRs agree to comply with all applicable provisions of German law and Fresenius Medical Care's Articles of Association (Satzung) regarding the notification of such person's interest in FMC Ordinary Shares, which provisions at the date of the Deposit Agreement include Sections 21 and 22 of the German Securities Trading Act (Wertpapierhandelsgesetz) and Section 20 of the German Stock Corporation Law (Aktiengesetz). At the date of the Deposit Agreement, (i) the statutory notification obligations of the Securities Trading Act apply to anyone whose holding, either directly or by way of imputation pursuant to the provisions of Section 22 of the German Securities Trading Act, of voting rights in Fresenius Medical Care reaches or exceeds 5%, 10%, 25%, 50% or 75% or, after having reached or exceeded any such threshold, falls below that threshold and
(ii) the statutory notification obligations of the German Stock Corporation Law apply to any enterprise that, either directly or by way of imputation pursuant to the provisions of Section 20(2), the German stock corporation owns more than 25% or 50% of FMC Ordinary Shares or, after having exceeded either of these thresholds, no longer owns such percentage of shares. Each Holder and all persons holding ADRs or beneficial interests in ADRs acknowledge that failure to provide on a timely basis any required notification of an interest in FMC Ordinary Shares may result in withholding of certain rights, including voting and dividend rights, in respect of the FMC Ordinary Shares in which such Holder or owner of a beneficial interest has an interest. All persons holding ADRs or beneficial interests in ADRs agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the Depositary in the Depositary's compliance with any instructions from Fresenius Medical Care in respect thereof, and the Depositary shall use its best efforts to comply, to the extent practicable, with such instructions.

RECORD DATES

     The Depositary shall, after consultation with Fresenius Medical Care if practicable, fix a record date (which shall be as near as practicable to any corresponding record date set by Fresenius Medical Care) for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities or the net proceeds thereof, to give instructions for the exercise of any voting rights in respect of Deposited Securities, to receive any notice or to act in respect of other matters and only such Holders at the close of business on such record date shall be so entitled.

VOTING OF DEPOSITED SECURITIES

     As soon as practicable after receipt from Fresenius Medical Care of notice of any meeting or solicitation of consents or proxies of holders of FMC Ordinary Shares or other Deposited Securities, unless Fresenius Medical Care informs the Depositary otherwise in order to comply with applicable law, the Depositary shall mail to Holders a notice stating (a) such information as is contained in such notice and any solicitation materials (or a summary thereof in English provided by Fresenius Medical Care), (b) that each Holder at the close of business on the record date set by the Depositary therefor will be entitled, subject to any applicable

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

provisions of German law and Fresenius Medical Care's Articles of Association (Satzung), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs and (c) the manner in which such instructions may be given, including instructions to give a proxy to a person designated by Fresenius Medical Care. Upon receipt of instructions of a Holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs in accordance with such instructions. Deposited Securities represented by ADSs with respect to which no voting instructions are given will not be voted or counted as present at a shareholders meeting. The Depositary will not itself exercise any voting discretion in respect of any Deposited Securities.

INSPECTION OF TRANSFER BOOKS

     The Deposit Agreement provides that the Depositary will keep books at its Transfer Office for the registration, registration of transfer, combination and split-up of ADRs, which at all reasonable times will be open for inspection by the Holders and Fresenius Medical Care for the purpose of communicating with Holders in the interest of the business of Fresenius Medical Care or a matter related to the Deposit Agreement.

REPORTS AND OTHER COMMUNICATIONS

     The Depositary shall make available for inspection by Holders at the Transfer Office any reports and communications received from Fresenius Medical Care which are both (a) received by the Depositary or the Custodian as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by Fresenius Medical Care. The Depositary shall also send to the Holders copies of such reports when furnished by Fresenius Medical Care. Any such reports and communications furnished to the Depositary by Fresenius Medical Care shall be furnished in English.

     On or before the first date on which Fresenius Medical Care makes any communication available to holders of Deposited Securities or any securities regulatory authority or stock exchange on a non-confidential basis, by publication or otherwise, Fresenius Medical Care shall transmit to the Depositary a copy thereof in English or with an English translation or summary. In connection with any registration statement under the Securities Act relating to the ADRs or with any undertaking contained therein, Fresenius Medical Care and the Depositary shall each furnish to the other and to the Commission or any successor governmental agency such information as shall be required to make such filings or comply with such undertakings. Fresenius Medical Care has delivered to the Depositary, the Custodian and any Transfer Office, a copy of its Articles of Association (Satzung) and any other provisions adopted by it governing the FMC Ordinary Shares and any other Deposited Securities issued by Fresenius Medical Care or any affiliate of Fresenius Medical Care and, promptly upon any change thereto, Fresenius Medical Care shall deliver to the Depositary, the Custodian and any Transfer Office, a copy (in English or with an English translation) of such provisions as so changed. The Depositary and its agents may rely upon Fresenius Medical Care's delivery thereof for all purposes of the Deposit Agreement.

CHANGES AFFECTING DEPOSITED SECURITIES

     Upon any change in nominal or par value, split-up, consolidation, cancellation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger, consolidation, liquidation or sale of all or substantially all of the assets of Fresenius Medical Care or to which it is a party, any securities, cash or other property that shall be received by the Depositary in exchange for, or in conversion or replacement of, Deposited Securities shall be treated as Deposited Securities under the Deposit Agreement, and the ADRs shall thenceforth evidence ADSs representing the right to receive the Deposited Securities as so reconstituted, subject to the provisions of the following sentence. In any such case the Depositary may with Fresenius Medical Care's approval (which approval shall not be unreasonably withheld), and shall if Fresenius Medical Care shall so reasonably request, subject to the Deposit Agreement, distribute any part of the

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

securities, cash or other property so received or execute and deliver additional ADRs as in the case of a dividend of FMC Ordinary Shares and thereafter the Depositary may, in its discretion but with the prior approval of Fresenius Medical Care (which approval shall not be unreasonably withheld), call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such newly received Deposited Securities to the extent not so distributed.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

     The ADRs and the Deposit Agreement may be amended by Fresenius Medical Care and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders. Every Holder of an ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder of any ADR to surrender such ADR and receive the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law.

     The Depositary shall at the written direction of Fresenius Medical Care, terminate the Deposit Agreement and the ADRs by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. The Depositary may terminate this Deposit Agreement, after giving the notice set forth in the preceding sentence at any time after 45 days has elapsed after the Depositary shall have delivered to Fresenius Medical Care its written resignation, provided that no successor depositary shall have been appointed and accepted its appointment before the end of such 45 days. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs, except to advise Holders of such termination, receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn together with any such distributions on Deposited Securities (without liability for interest) and any net proceeds of the sale of any Rights or other property, without liability for interest, as the Depositary may reasonably effect. As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and such ADR, except to account for such net proceeds and other cash and for its obligations under Section 16 of the Deposit Agreement. After the date so fixed for termination, Fresenius Medical Care shall be discharged from certain of its obligations under the Deposit Agreement.

CHARGES OF DEPOSITARY

     The Depositary may to the extent permitted by applicable law and the rules of any securities exchange on which the ADSs are admitted for trading, charge each person to whom ADRs are issued against deposits of Shares, including deposits in respect of Share Distributions, Rights and Other Distributions, and each person surrendering ADRs for withdrawal of Deposited Securities, up to U.S. $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered. The Depositary may sell (by public or private sale), after consultation with Fresenius Medical Care to the extent practicable, sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. Fresenius Medical Care will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between Fresenius Medical Care and the Depositary, except (a) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing FMC Ordinary Shares), (b) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering, FMC Ordinary Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (c) transfer

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

or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing FMC Ordinary Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the FMC Ordinary Shares as of the date of the Deposit Agreement) and
(d) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars and in compliance with foreign exchange regulations (which are paid out of such foreign currency). These charges may be changed in the manner provided in the Deposit Agreement.

LIABILITY OF HOLDERS FOR TAXES

     If any tax or other governmental charge shall become payable by or on behalf of the Custodian, the Depositary or Fresenius Medical Care, with respect to the ADRs, any Deposited Securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the Holder thereof to the Depositary. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination thereof or, subject to the terms and conditions of the Deposit Agreement, any withdrawal of such Deposited Securities until such payment is made. The Depositary may also deduct from any distributions on or in respect of Deposited Securities, or may sell by public or private sale for the account of the Holder of an ADR any part or all of such Deposited Securities (after attempting by reasonable means to notify the Holder hereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder hereof remaining liable for any deficiency, and shall reduce the number of ADSs evidenced hereby to reflect any such sales of FMC Ordinary Shares. In connection with any distribution to Holders, Fresenius Medical Care will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by Fresenius Medical Care; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or the Custodian. If the Depositary determines that any distribution in property other than cash (including FMC Ordinary Shares or Rights) on Deposited Securities is subject to any tax that the Depositary or the Custodian is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto. The Depositary shall work with Fresenius Medical Care to establish and maintain arrangements with the relevant tax authorities that assist holders and persons holding beneficial interests in ADRs in claiming tax refunds, credits or other benefits (pursuant to treaty or otherwise) relating to distributions on the ADSs. For a description of the current arrangements, see "CERTAIN INCOME TAX CONSEQUENCES OF THE TRANSACTIONS TO HOLDERS OF FRESENIUS USA COMMON STOCK -- U.S. and German Tax Consequences of Holding FMC Ordinary Shares or ADSs -- Refund Procedures."

GENERAL LIMITATIONS

     The Depositary, Fresenius Medical Care, their respective officers, directors and agents and each of them shall: (a) incur no liability (i) if law, rule or regulation of the U.S., the Federal Republic of Germany or any other country or of any other governmental or regulatory authority or stock exchange or Fresenius Medical Care's Articles of Association (Satzung), the provisions of or governing any Deposited Security, the issuance of any securities by Fresenius Medical Care, any act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or the ADRs provide shall be done or performed by it, or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the ADRs, (b) assume no liability except to perform its obligations to the extent they are specifically set forth in the ADRs and the Deposit Agreement without gross negligence or bad faith, (c) be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADRs, or (d) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting FMC Ordinary Shares for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, Fresenius Medical Care and each of their respective

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

agents may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them in good faith to be genuine and to have been signed or presented by the proper party or parties. The Depositary may rely upon instructions from Fresenius Medical Care or its German counsel in respect of any approval or license of the government of Germany or any agency thereof required for any currency conversion, transfer or distribution. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote, provided that such action or inaction is in good faith. The Depositary and its agents may own and deal in any class of securities of Fresenius Medical Care and its affiliates and in ADSs. Fresenius Medical Care has agreed to indemnify the Depositary and its agents under certain circumstances and the Depositary has agreed to indemnify Fresenius Medical Care against losses incurred by Fresenius Medical Care under certain circumstances.

     Prior to the issue, registration, registration of transfer, split-up or combination of any ADR, the delivery of any distribution in respect thereof, or, the withdrawal of any Deposited Securities, Fresenius Medical Care, the Depositary or the Custodian may require: (a) payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of FMC Ordinary Shares or other Deposited Securities upon any applicable register and
(iii) any applicable charges as provided in the Deposit Agreement; (b) the production of proof satisfactory to it of (i) the identity and genuineness of any signature and (ii) such other information, including, without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of ADRs, Deposited Securities or other securities, compliance with applicable law, regulations, provisions of or governing Deposited Securities and terms of the Deposit Agreement and the ADR, as it may deem necessary or proper; and (c) compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The issuance of ADRs, the acceptance of deposits of FMC Ordinary Shares, the registration, registration of transfer, split-up or combination of ADRs or, subject to the requirements of General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act, the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR Register or any register for Deposited Securities (including the DKV) is closed or when any such action is deemed necessary or advisable by the Depositary or Fresenius Medical Care.

GOVERNING LAW

     The Deposit Agreement and the ADRs are governed by and will be construed in accordance with the laws of the State of New York.

MORGAN GUARANTY TRUST COMPANY OF NEW YORK

     The Depositary is Morgan Guaranty Trust Company of New York, a New York banking corporation, which has its principal office located in New York, New York. Morgan Guaranty Trust Company of New York is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the U.S. and around the world.

     The Consolidated Balance Sheets of J.P. Morgan, the parent corporation of Morgan Guaranty Trust Company of New York ("J.P. Morgan"), are set forth in the most recent Annual Report and Form 10-Q. The Annual Report, Form 10-K and Form 10-Q of J.P. Morgan are on file with the Commission.

     The Articles of Association and By-Laws of Morgan Guaranty Trust Company of New York, together with the annual report, Form 10-K and Form 10-Q of J.P. Morgan will be available for inspection at the Principal New York Office of the Depositary.

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                        COMPARISON OF CERTAIN RIGHTS OF
                    SHAREHOLDERS OF GRACE AND FRESENIUS USA

     As a result of the Reorganization, holders of record of Grace Common Stock and Fresenius USA Common Stock, at the Effective Time, will own ADSs evidencing FMC Ordinary Shares represented by ADRs. Holders of Grace Common Stock will also own the New Preferred Shares. The following is a summary of material significant differences between the rights of holders of Grace Common Stock and Fresenius USA Common Stock, on the one hand, and the rights of holders of FMC Ordinary Shares, on the other. These differences arise from differences between the corporate laws of New York, Massachusetts and Germany, as well as from differences between Grace's Certificate of Incorporation and By-laws and Fresenius USA's Restated Articles of Organization and By-laws, on the one hand, and the Articles of Association (Satzung) of Fresenius Medical Care, on the other. For a description of the rights of the holders of the New Preferred Shares, see "DESCRIPTION OF NEW PREFERRED SHARES." Copies of the Certificate of Incorporation and By-laws of Grace and Articles of Association (Satzung) of Fresenius Medical Care have been filed as exhibits to the Registration Statement. Reference is also made to the Grace Amendment attached to this Joint Proxy Statement-Prospectus as Appendix B. All summaries of such documents set forth herein are qualified in their entirety by reference to the full documents. For further information as to where these and other exhibits to the Registration Statement, as well as Fresenius USA's Restated Articles of Organization and By-laws, may be obtained, see "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

DUTIES OF DIRECTORS

  GRACE

     Section 717(a) of the NYBCL provides that a director shall perform his duties as director, including his duties as a member of any committee of the board upon which he may serve, in good faith and with that degree of care which an ordinarily prudent person in a like position would use under similar circumstances.

     Section 717(b) of the NYBCL permits a board of directors to consider, including in connection with a change or potential change in control of the corporation, both the long-term and short-term effects of the decision on the corporation and, specifically, the effects on: (a) the potential growth, development, productivity and profitability of the corporation; (b) current employees; (c) retired employees and other beneficiaries of the corporation still entitled to receive, directly or indirectly, benefits from the corporation; (d) customers and creditors of the corporation; and (e) the ability of the corporation to continuously provide goods, services, employment opportunities and benefits and make any other contributions to the communities in which it does business.

  FRESENIUS USA

     Section 65 of the MBCL provides that a director or officer shall perform his or her duties in good faith and in a manner he or she reasonably believes to be in the best interests of the corporation and with such care as an ordinarily prudent person in a like position would use under similar circumstances. For limitations on the liability of directors, see "-- Limitation on Directors' Liability -- Fresenius USA." The MBCL does not specifically set out permissible considerations for directors evaluating a potential change in control of the corporation.

  FRESENIUS MEDICAL CARE

     According to the German Stock Corporation Law, the members of a management board (Vorstand) manage the stock corporation within their sole responsibility.

     Under German law, members of the supervisory board must act in the interest of the corporation in fulfilling its duties to: (a) appoint and dismiss members of the management board; (b) approve transactions between the corporation and members of the management board or their relatives; (c) supervise the management board; and (d) exercise other approval rights.

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

     The members of the management board must act with the diligence of an orderly and conscientious manager and have the burden of proving that they did so if it is ever contested. Members of the management board also have a duty to maintain the confidentiality of corporate information. Members of the management board who violate their duties may be held jointly and severally liable by the corporation for any resulting damages, unless their actions were validly approved by resolution at a shareholders' meeting. The members of the supervisory board have similar liabilities if they violate their duties. For limitations on the liability of directors, see "-- Limitation on Directors' Liability -- Fresenius Medical Care."

SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS

  GRACE

     Pursuant to the Grace Certificate of Incorporation, the Grace Board is divided into three classes, and directors are elected to serve staggered three-year terms. The Grace Certificate of Incorporation provides that the number of directors of Grace will be not less than nine and not more than 50, as determined by a majority of the Grace Board, provided that the number of directors may not be reduced to shorten the term of any incumbent director.

  FRESENIUS USA

     The Fresenius USA By-laws provide that the number of directors of Fresenius USA shall be not more than 11 nor less than three. Such number may be increased by the stockholders or a majority of the directors then in office. Such number may be decreased, but not below three, by the stockholders or a majority of the directors then in office, but only to eliminate vacancies existing by reason of death, resignation or removal.

     Until June 26, 1996, the date on which Fresenius AG converted all 200,000 shares of Fresenius USA Series F Preferred Stock into Fresenius USA Common Stock, the By-laws provided that the Fresenius USA Board consist of an odd number of directors, and that a majority of such directors be elected by the holders of the Fresenius USA Series F Preferred Stock ("Preferred Directors") and the remaining directors be elected by the holders of Fresenius USA Common Stock ("Common Directors"). Preferred Directors, or directors elected to serve as a committee by the Preferred Directors, were required to constitute a majority of all Fresenius USA Board committees (except as otherwise required by law), and action by the Fresenius USA Board or any committee thereof required the affirmative vote of at least one Preferred Director or other director elected to serve by the Preferred Directors.

  FRESENIUS MEDICAL CARE

     The German Stock Corporation Law provides for two separate bodies: the management board (Vorstand) and the supervisory board (Aufsichtsrat). The management board (Vorstand) is the legal representative of the stock corporation and is responsible for its management. According to Fresenius Medical Care's Articles of Association, the FMC Management Board consists of at least two members designated by the FMC Supervisory Board.

     For certain matters, as determined in the Articles of Association (Satzung) and the Rules of Procedure of the Management Board (Geschaftsordnung) of Fresenius Medical Care, a decision of the FMC Management Board requires the express prior approval by the FMC Supervisory Board.

     The FMC Supervisory Board is responsible for the supervision of the FMC Management Board and represents the stock corporation with respect to the FMC Management Board.

     The FMC Supervisory Board consists of six members, all of whom are to be elected by a vote of the majority of the votes cast at a general meeting in accordance with the German Stock Corporation Law. If and when either (i) Fresenius Medical Care itself has more than 500 employees or (ii) Fresenius Medical Care enters into a domination agreement with a German subsidiary having more than 500 employees, or if such subsidiary is integrated into Fresenius Medical Care, then one-third of the members of the FMC Supervisory Board will be elected by the German employees of Fresenius Medical Care and its German subsidiaries. If and when the aggregate number of employees of Fresenius Medical Care and its German subsidiaries exceeds

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

2,000, the FMC Supervisory Board will be increased to 12 persons, six of whom will be elected by the holders of FMC Ordinary Shares, and six of whom will be elected by the German employees of Fresenius Medical Care and its German subsidiaries. In such case, the Chairman of the FMC Supervisory Board will be selected from the members elected by the shareholders and will have a casting (tie-breaking) vote.

     The maximum term of office for members of the FMC Management Board is limited to five years according to the German Stock Corporation Law. According to the Articles of Association of Fresenius Medical Care, the term of office for members of the FMC Supervisory Board is limited to four fiscal years. Under German law, a member of the supervisory board may not be a member of the management board. The German Stock Corporation Law disregards the fiscal year in which the term of office begins and extends the term until the shareholders' meeting in the year following the fourth fiscal year. Accordingly, members of the FMC Supervisory Board will have a term of nearly five years. Members of both the FMC Management Board and the FMC Supervisory Board may be re-elected for additional terms, and there is no limit on the number of such additional terms.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

  GRACE

     Directors of Grace may be removed only for cause and only upon the affirmative vote of a majority of the voting power of all shares of capital stock of Grace. The Grace By-laws provide that, if a vacancy occurs in any class of directors, it may be filled by the vote of a majority of the directors remaining in office, or by the sole remaining director. Any vacancy in the Grace Board resulting from an increase in the number of directors may be filled by a vote of directors constituting a majority of the entire Grace Board prior to such increase. Any director elected by the Grace Board is required to stand for election at the next annual meeting of shareholders.

  FRESENIUS USA

     Directors of Fresenius USA may be removed (a) with or without cause by a majority vote of stockholders, except that directors elected by a class of stockholders may only be removed by majority vote of such class, or (b) for cause by a majority of the directors then in office. In case (b), when Fresenius USA Series F Preferred Stock was outstanding, a Preferred Director could only be removed by a vote of the Preferred Directors and a Common Director by a vote of the Common Directors.

     If a vacancy occurs in the Fresenius USA Board, such vacancy may be filled by the stockholders or by a vote of a majority of the directors then in office. When Fresenius USA Series F Preferred Stock was outstanding, a vacancy among the Preferred Directors could only be filled by holders of Fresenius USA Series F Preferred Stock or by the Preferred Directors and a vacancy among the Common Directors could only be filled by the holders of Fresenius USA Common Stock or by the Common Directors.

  FRESENIUS MEDICAL CARE

     The members of the FMC Management Board may be removed by the FMC Supervisory Board only for reasons amounting to good cause, such as gross breach of duty, inability to duly fulfill their responsibilities or revocation of confidence by the shareholders, by a majority vote, at the general or special meeting. Members of the FMC Supervisory Board elected by the shareholders at the general meeting may be removed upon the affirmative vote of a majority of at least 75% of all votes cast by the shareholders at the general or a special meeting. Any member of the FMC Supervisory Board can be removed for good cause, including gross breach of duty, by a court decision upon request of the FMC Supervisory Board. In such case, the FMC Supervisory Board's determination to take such action requires a simple majority vote with the member affected having no voting power.

     The Articles of Association of Fresenius Medical Care provide that the shareholders' meeting may appoint substitute members for the FMC Supervisory Board and may determine the order in which such substitute members will serve (and which FMC Supervisory Board members they will replace) in case of a

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vacancy. If and when a vacancy occurs in the FMC Supervisory Board, such vacancy will automatically be filled by a substitute member, who will serve until the next shareholders' meeting, at which meeting an election shall be held to fill the vacancy. The FMC Supervisory Board member elected at such shareholders' meeting holds office until the expiration of the term of the member whose resignation or removal created the vacancy. If there are no substitute members, or all substitute members are already serving on the FMC Supervisory Board, the FMC Management Board, a member of the FMC Supervisory Board or a shareholder, can ask a court to appoint a FMC Supervisory Board member if (a) there is no possibility of a quorum because more than half of the FMC Supervisory Board positions are vacant, or (b) for more than three months, the FMC Supervisory Board has had fewer members than Fresenius Medical Care's Articles of Association provide.

SHAREHOLDER NOMINATIONS

  GRACE

     The Grace By-laws establish procedures that must be followed for shareholders to nominate individuals for election to the Grace Board. Nominations by shareholders of individuals for election to the Grace Board must be made by delivering written notice of such nomination to the Secretary of Grace not less than 60 days nor more than 90 days prior to the annual meeting at which directors will be elected, unless the annual meeting takes place on a date other than the ordinary date specified in the Grace By-laws, in which case notice by a shareholder to be timely must be so received not later than the close of business on the 10th day following the date on which notice or disclosure of the date of the meeting was first given. The nomination notice must set forth certain information about the shareholder making the nomination, including name and address, number of shares of capital stock of Grace beneficially owned, a representation that the shareholder will be a holder of record of stock entitled to vote at the meeting and intends to appear in person or by proxy, and a description of any material interest of the shareholder and each proposed nominee and between proposed nominees. The nomination notice must set forth certain information about the persons to be nominated, including information concerning the nominees' principal occupation or employment and the class and number of shares of Grace that are beneficially owned by such person. If the presiding officer at the shareholders' meeting determines that a nomination was not made in accordance with these procedures, the presiding officer may so declare at the meeting and the nomination will not be acted upon.

  FRESENIUS USA

     The By-laws of Fresenius USA do not establish procedures that must be followed for stockholders to nominate individuals for election to the Fresenius USA Board.

  FRESENIUS MEDICAL CARE

     If a shareholder wants to nominate individuals for election to the FMC Supervisory Board other than those recommended by the existing FMC Supervisory Board, such shareholder can communicate this motion to Fresenius Medical Care within one week after the publication of the call of the shareholders' meeting in the German Federal Gazette (Bundesanzeiger). The nomination must contain the name, the profession and the domicile of the individual. If such communication is given to the company, the FMC Management Board must, within 12 days after the publication of the call of the shareholders general meeting in the Federal Gazette, notify the banks and the shareholders' associations which at the last general shareholders meeting have exercised voting rights for shareholders or who have requested such notification, of the calling in of the general shareholder meeting, the notification of the agenda as well as of the applications and proposals for elections of shareholders, including the names of the shareholders and a possible response by the FMC Management Board. The same notification has to be submitted by the FMC Management Board to shareholders who have deposited a share with Fresenius Medical Care or who have after the publication of the call of the general shareholder meeting in the Federal Gazette requested such notification. In addition, any shareholder can nominate individuals for the FMC Supervisory Board at the shareholders' general meeting.

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

ACTION BY WRITTEN CONSENT

  GRACE

     Under the NYBCL, whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent signed by the holders of all outstanding shares entitled to vote thereon unless the articles of incorporation authorize written consent of the holders of less than all outstanding shares. The Grace Certificate of Incorporation does not authorize action by less than all such holders and, as a practical matter, since action by written consent must be unanimous, shareholders of Grace cannot act by written consent.

  FRESENIUS USA

     The MBCL and the By-laws of Fresenius USA provide that any action required or permitted to be taken by the stockholders may be taken without a meeting if all the stockholders entitled to vote consent in writing and such consents are filed with the records of the meetings of stockholders. Accordingly, as a practical matter, since action by written consent must be unanimous, stockholders of Fresenius USA cannot act by written consent.

  FRESENIUS MEDICAL CARE

     The German Stock Corporation Law does not permit shareholders to act by written consent outside of the shareholders' general meeting.

MEETINGS OF SHAREHOLDERS

  GRACE

     A special meeting of shareholders of Grace may be called only by the Grace Board, the Chairman or the President.

     A quorum for a meeting of the shareholders of Grace generally consists of the holders of shares constituting a majority of the voting power of the outstanding shares of Grace entitled to vote. A majority of the votes cast is generally required for an action by the shareholders of Grace. The NYBCL provides that these quorum requirements may be increased or decreased by a change to the Certificate of Incorporation or By-laws of Grace (which may be effected by the Grace Board), so long as the requirement for a quorum does not fall below one-third of the shares entitled to vote.

  FRESENIUS USA

     A special meeting of stockholders of Fresenius USA may be called only by the President of Fresenius USA or the directors.

     A quorum for a meeting of the stockholders of Fresenius USA generally consists of a majority in interest of all stock issued and outstanding and entitled to vote at the meeting, except that when the Fresenius USA Series F Preferred Stock was outstanding, a quorum required a majority of the outstanding shares of each class of stock. A plurality of the votes cast is required to elect an officer or director and a majority is generally required to decide other questions. When the Fresenius USA Series F Preferred Stock was outstanding, except for (a) the election of directors and (b) certain extraordinary actions, in which cases the Fresenius USA Common Stock and the Fresenius USA Series F Preferred Stock voted as separate classes, the Fresenius USA Common Stock and the Fresenius USA Series F Preferred Stock voted as a single class on all matters submitted to the stockholders, with each share of Fresenius USA Series F Preferred Stock having a number of votes equal to the number of shares of Fresenius USA Common Stock into which it could then be converted.

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

  FRESENIUS MEDICAL CARE

     A special meeting of shareholders of Fresenius Medical Care may be called by the FMC Management Board or the FMC Supervisory Board. A special meeting of shareholders must be called by the FMC Management Board upon request of shareholders holding in the aggregate shares of at least 5% of the nominal value of all shares outstanding. The written request stating the purpose and reasons for the special meeting must be forwarded to the FMC Management Board.

     There are no quorum requirements for Fresenius Medical Care. Additionally, resolutions are passed at a general meeting of the shareholders of Fresenius Medical Care by a majority of the votes cast, unless a higher vote is required by law or the Articles of Association of Fresenius Medical Care.

SHAREHOLDER PROPOSALS

  GRACE

     The By-laws of Grace establish procedures that must be followed for a shareholder to submit a proposal at an annual meeting of the shareholders of Grace (other than a proposal submitted under the Commission's shareholder proposal rules). No proposal for a vote may be submitted to the shareholders by a shareholder unless such submitting shareholder has timely filed with the Secretary of Grace a written statement setting forth specified information, including the name and address of the person making the proposal, the class and number of shares of capital stock of Grace beneficially owned by such person, a description of the proposal and the reasons for bringing such business before the annual meeting, a representation that such person is or will be a holder of record of stock of Grace entitled to vote at such meeting and intends to appear in person or by proxy to make the proposal, and any material interest of the shareholder in such business. If the presiding officer at any shareholders' meeting determines that any such proposal was not made in accordance with these procedures or is otherwise not in accordance with the law, he or she will so declare at the meeting and such defective proposal will not be acted upon.

  FRESENIUS USA

     The By-laws of Fresenius USA do not establish procedures that must be followed for a stockholder to submit a proposal at an annual meeting of the stockholders of Fresenius USA.

  FRESENIUS MEDICAL CARE

     According to the German Stock Corporation Law, shareholders holding in the aggregate at least 5% of the nominal value of all outstanding shares or holding in the aggregate shares totalling the nominal value of at least 1 million Deutschemarks are entitled to require the FMC Management Board to submit a proposal at the shareholders' general meeting and to publish this proposal in the German Federal Gazette (Bundesanzeiger). The articles of association of Fresenius Medical Care provide that a proposal must also be published in The Wall Street Journal and The New York Times. The request must be made in writing stating the purpose and the reasons thereof. Proposals duly published may be submitted to the shareholders' general meeting for decision. In addition, if the agenda for the meeting is duly published, then shareholders may propose individuals for election at the general shareholder meeting, even if they have not availed themselves of the possibility to have this proposal for election notified by the FMC Management Board.

REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

  GRACE

     Under the NYBCL, subject to the provisions of the NYBCL described under "-- State Anti-takeover Statutes -- Grace," the recommendation of the Grace Board and the approval of two-thirds of the outstanding voting power of Grace is required to effect a merger or consolidation, or to sell, lease or exchange substantially all of Grace's assets. The NYBCL provides that holders of Grace Preferred Stock are entitled to vote as a class on a merger or consolidation if the merger or consolidation would have certain adverse effects on such

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

holders, such as limiting their voting rights, changing their shares into different shares, altering their rights, preferences or limitations, or subordinating their rights by authorizing shares with superior rights.

  FRESENIUS USA

     Under the MBCL, the vote of two-thirds of the shares of each class of stock outstanding and entitled to vote is required to effect a consolidation or merger or a sale, lease or exchange of all or substantially all the corporation's property and assets. When it was outstanding, the Fresenius USA Series F Preferred Stock was entitled to vote separately as a class on such transactions. Since there are no longer shares of Fresenius USA Series F Preferred Stock issued and outstanding, a two-thirds vote of the holders of the Fresenius USA Common Stock is required to effect such transactions.

  FRESENIUS MEDICAL CARE

     According to German law and the Articles of Association of Fresenius Medical Care, the following resolutions may be passed only by a majority of at least 75% of the capital represented and a simple majority of the votes cast at a shareholders meeting: amendments of the Articles of Association, certain capital increases, capital decreases, a dissolution of Fresenius Medical Care, a merger of Fresenius Medical Care into or a consolidation of Fresenius Medical Care with another stock corporation, a transfer of all Fresenius Medical Care's assets, a change of Fresenius Medical Care's corporate form, and the elimination of preemptive rights.

AMENDMENT OF CORPORATE CHARTER AND BY-LAWS

  GRACE

     An amendment to the Certificate of Incorporation of Grace requires the approval of both the Grace Board and the majority of voting power of all outstanding shares of capital stock of Grace. Holders of Grace Preferred Stock may be entitled to vote as a class on amendments to the Certificate of Incorporation that would have certain adverse effects on such holders, such as limiting their voting rights. Except as prohibited by the NYBCL, the Grace Board may adopt, amend or repeal the Grace By-laws without the assent or vote of the shareholders. The shareholders may amend or repeal the Grace By-laws by an affirmative vote of the holders of a majority of the voting power of shares entitled to vote in the election of directors.

  FRESENIUS USA

     An amendment to the Restated Articles of Organization of Fresenius USA may be made upon the vote of a majority of each class of stock outstanding and entitled to vote, except that an amendment which would impair or diminish the preferences, voting powers, restrictions, qualifications, special or relative rights or privileges of any outstanding shares would require a two-thirds vote. When it was outstanding, the Fresenius USA Series F Preferred Stock voted separately as a class on most amendments to the Restated Articles of Organization.

     The directors of Fresenius USA may make, amend or repeal the Fresenius USA By-laws, in whole or in part, except with respect to any provision thereof which by law or by the Fresenius USA By-laws requires action by the stockholders.

  FRESENIUS MEDICAL CARE

     An amendment to the Articles of Association of Fresenius Medical Care must be passed by at least 75% of the capital represented at a meeting of shareholders.

APPRAISAL RIGHTS

  GRACE

     The NYBCL provides appraisal rights to holders entitled to vote thereon for
(a) certain mergers and consolidations, (b) dispositions of assets requiring shareholder approval, and (c) certain amendments to the Certificate of Incorporation which adversely affects the rights of such holders.

  FRESENIUS USA

     A stockholder of Fresenius USA who objects to a duly approved consolidation, merger or sale, lease, or exchange of all or substantially all of Fresenius USA's property and assets is entitled to appraisal rights upon following the procedure set out by the MBCL. Such appraisal rights may also be triggered by an amendment of the Restated Articles of Organization of Fresenius USA which adversely affects a stockholder.

  FRESENIUS MEDICAL CARE

     For certain transactions, appraisal rights are provided to Fresenius Medical Care's shareholders under the German Stock Corporation Law and the German Transformation Act (Umwandlungsgesetz). These transactions include (a) a merger, certain asset sales or a change of corporate form if the shareholder requesting appraisal rights objected to the transaction at the shareholders' meeting at which the transaction was approved and thereafter filed a claim requesting adequate compensation; (b) a control and profit transfer agreement between a controlling shareholder (e.g., Fresenius AG) and its dependent company (e.g., Fresenius Medical Care) if the (non-controlling) shareholder files a claim for adequate compensation within two months after publication of the registration of the agreement; and (c) the forced withdrawal of minority shareholders from a corporation upon the corporation's integration with its parent corporation holding shares representing at least 95% of the par value of the corporation to be integrated if the shareholder files a claim for adequate compensation within two months after publication of the registration of the integration.

FAIR PRICE AND ANTI-GREENMAIL PROVISIONS

  GRACE

     The NYBCL prohibits, subject to certain exceptions, a corporation that is subject to Section 912 of the NYBCL from purchasing or agreeing to purchase more than 10% of its stock from a shareholder for more than the market value thereof unless such purchase or agreement is approved by shareholders. See "-- State Anti-takeover Statutes -- Grace."

  FRESENIUS USA

     Neither the Restated Articles of Organization nor the By-laws of Fresenius USA contain fair price or anti-greenmail provisions.

  FRESENIUS MEDICAL CARE

     Neither the German Stock Corporation Law nor Fresenius Medical Care's organizational documents contain any fair price or anti-greenmail provisions. However, under the German Stock Corporation Law, a stock corporation like Fresenius Medical Care is generally prohibited from acquiring its own shares, except for certain defined purposes; for example, to prevent an immediate and severe damage to the company.

STOCK RIGHTS PLAN

  GRACE

     Each share of Grace Common Stock has an attendant Grace Right. The Grace Rights may have certain anti-takeover effects, but are not, and will not become, exercisable unless and until certain events occur.

     The Grace Rights may be redeemed by Grace at $.025 per Grace Right (payable in cash, Grace Common Stock or any other form of consideration deemed appropriate by the Grace Board) at any time through the 10th business day (or such later business day as may be fixed by the Grace Board) after a public announcement that a person or group has become an "interested shareholder," as defined in the Grace Rights Agreement; this right of redemption may be reinstated if all interested shareholders reduce their holdings to 10% or less of the outstanding Grace Common Stock. The Grace Rights will expire in January 1997. In contemplation of the Reorganization, the Grace Board authorized the amendment of the Grace Rights so as to prevent the Grace Rights from becoming exercisable as a result of such transaction and the other transactions contemplated by the Reorganization Agreement.

  FRESENIUS USA

     Fresenius USA does not have a stock rights plan.

  FRESENIUS MEDICAL CARE

     Fresenius Medical Care does not intend to adopt a stock rights plan.

STATE ANTI-TAKEOVER STATUTES

  GRACE

     Section 912 of the NYBCL prohibits a "business combination" (as defined in Section 912 of the NYBCL, generally including mergers, sales and leases of assets, issuances of securities and similar transactions) by Grace or a Grace subsidiary with an "interested shareholder" (as defined in Section 912 of the NYBCL, generally the beneficial owner of 20% or more of Grace's voting stock) within five years after the person or entity becomes an interested shareholder, unless (a) prior to the person or entity becoming an interested shareholder, the business combination or the transaction pursuant to which such person or entity became an interested shareholder has been approved by the Grace Board, or (b) the business combination is approved by the holders of a majority of the outstanding voting power of Grace, excluding shares held by the interested shareholder, at a meeting called for such purpose no earlier than five years after such interested shareholder's stock acquisition date. In addition, Section 912 specifies certain minimum consideration that must be paid in a business combination. In connection with approving the Reorganization Agreement, the Grace Board approved the Reorganization, so that it is not subject to the limitations set forth in Section 912 of the NYBCL.

  FRESENIUS USA

     Chapter 110F of the Massachusetts General Laws Annotated ("MGLA") regarding business combinations with interested stockholders provides that a corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder unless (a) the board of directors approved the combination or transaction which resulted in the stockholder becoming an "interested stockholder", (b) the interested stockholder owned at least 90% of the voting stock at the time the transaction commenced or (c) the business combination is approved by the board of directors and authorized by the vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Fresenius AG became an interested stockholder of Fresenius USA (then called Delmed, Inc.) in 1987 when it acquired more than 5% of the outstanding voting stock of Fresenius USA, so that the Reorganization is not subject to the restrictions set forth in Section 1 of Chapter 110F of the MGLA.

     Massachusetts law contains certain other anti-takeover statutes regarding the regulation of takeover bids in the acquisition of corporations and the regulation of control share acquisitions. These statutes are inapplicable to the Reorganization.

  FRESENIUS MEDICAL CARE

     German law does not specifically regulate business combinations with interested stockholders; however, special provisions apply to "dominating enterprises." An enterprise holding a majority in interest is presumed to dominate the company in which such interest is held. If no "contract of domination" (i.e., an agreement pursuant to which the majority shareholder effectively assumes management of the majority held company and, as a consequence, takes liability for its obligations) exists, then a dominating enterprise may not use its influence to cause a dependent stock corporation to enter into transactions disadvantageous to it or to take or fail to take measures to its disadvantage except when the disadvantages are compensated for, and the dominating corporation may be held liable to the dependent corporation for failure to observe this restriction. Unless a contract of domination is in effect, the management board (Vorstand) of a dependent corporation must prepare an annual report on the relations of the corporation with the dominating enterprise. This report

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

must be examined by both the auditors of the dependent corporation and its supervisory board (Aufsichtsrat). Fresenius AG has no present intention to enter into a contract of domination with Fresenius Medical Care. Such a contract of domination would require approval of 75% of the share capital represented at a meeting. Such report is required to specify all transactions entered into by Fresenius Medical Care during the previous fiscal year with Fresenius AG or any of its affiliates (the "FAG Group"), or at the instruction or in the interest of any of the FAG Group and all other acts which Fresenius Medical Care has undertaken or refrained from undertaking at the instruction or in the interest of any of the FAG Group. Such report is required, in the case of a transaction, to specify any consideration given or received, and in the case of acts undertaken to state the reasons for such acts and the advantages and disadvantages for Fresenius Medical Care. Such report is further required, in the case of a compensation for disadvantages, specify the manner in which such compensation was made during the fiscal year and for which measures Fresenius Medical Care has been granted an entitlement. Generally, such report must comply with the principles of conscientious and accurate accounting. Moreover, the Fresenius Medical Care Management Board shall, at the end of such report, comment on whether Fresenius Medical Care, under the circumstances known to the Fresenius Medical Care Management Board at the date on which Fresenius Medical Care entered into such transaction or undertook or refrained from undertaking such act, received adequate consideration for each such transaction or suffered any disadvantage by reason of undertaking or refraining from undertaking such act. As a general matter, subject to certain exceptions, as long as Fresenius AG holds a majority of the capital stock or the voting rights in Fresenius Medical Care and has the right to determine the composition of the supervisory board of such company, the FMC Management Board will be required to prepare and provide such a report and provide such an examination.

LIMITATION ON DIRECTORS' LIABILITY

  GRACE

     Under Section 402 of the NYBCL, a corporation may limit or eliminate the personal liability of directors to the corporation or its shareholders for damages for breach of duty in such capacity. This limitation on liability is not available for acts or omissions by a director which (a) were in bad faith, (b) involved intentional misconduct or a knowing violation of law, (c) involved financial profit or other advantage to which the director was not entitled or
(d) resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to shareholders after dissolution and particular types of loans. The Grace Certificate of Incorporation provides for the limitation on directors' liability as permitted by this statute.

  FRESENIUS USA

     Section 65 of the MBCL provides that a director or officer must perform his or her duties in good faith and in a manner he or she reasonably believes to be in the best interests of the corporation and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The fact that a director or officer so performs his or her duties must be a complete defense to any claim asserted against him or her, whether under Sections 61-64 of the MBCL concerning illegal distributions, certain loans, certain false material representations and certain false statements, or otherwise, except as expressly provided by statute, by reason of his or her being or having been a director or officer.

     The Restated Articles of Organization of Fresenius USA provide that, except to the extent provided by the MBCL, no directors shall be liable for any breach of fiduciary duty.

  FRESENIUS MEDICAL CARE

     Under compulsory provisions of the German Stock Corporation Law, a stock corporation is not allowed to limit or eliminate the personal liability of the members of either the management board (Vorstand) or the supervisory board (Aufsichtsrat) for damages due to breach of duty in their official capacity. For a discussion of the standard of conduct of the management board and the supervisory board, see "-- Duties of Directors -- Fresenius Medical Care." Fresenius Medical Care may, however, waive its claims for damages due to a breach of duty or reach a settlement with regard to such claims if more than three years have passed after such claims

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

have arisen, but only with the approval of the general shareholder meeting, provided that such waiver may not be granted and such settlement may not be reached if shareholders holding in the aggregate at least 10% of the nominal capital file an objection to the protocol. If the claim for damages is based upon the allegation that the members of the FMC Management Board have, in violation of their duties, not listed a transaction of Fresenius Medical Care with Fresenius AG in the dependency report required to be listed therein or have not stated therein that the transaction with Fresenius AG was detrimental to Fresenius Medical Care and Fresenius Medical Care was not compensated therefor, then the above waiver or settlement of the claim is only permitted if the necessary shareholder approval has been granted by a special vote of the minority shareholders.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

  GRACE

     Sections 722 and 723 of the NYBCL provide that a corporation may indemnify its officers and directors party to any action, suit or proceeding by reason of the fact that he or she was a director, officer or employee of the corporation by, among other things, a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, provided that such officers and directors acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. The Grace By-laws provide for indemnification of officers and directors as permitted by this statute.

  FRESENIUS USA

     Section 67 of the MBCL provides that a corporation may indemnify its directors, officers, employees or other agents to the extent specified in the articles of organization, by-laws, or by a majority vote of the stockholders. The By-laws of Fresenius USA provide for indemnification, to the extent legally permissible, of each of its directors and officers against all liabilities and expenses reasonably incurred in connection with his or her defense or disposition of any action, suit or proceeding in which he or she may be involved or with which he or she may be threatened by reason being or having been a director or officer unless such director or officer did not act in good faith in the reasonable belief that his or her action was in the best interests of the corporation. Compromise payments pursuant to consent decrees are excluded from such indemnification under certain circumstances.

  FRESENIUS MEDICAL CARE

     Under German law, Fresenius Medical Care may indemnify its officers and, under certain circumstances, German labor law requires a stock corporation to do so. However, Fresenius Medical Care may not, as a general matter, indemnify members of the FMC Management Board or the FMC Supervisory Board. A stock corporation may, however, purchase directors and officers insurance, and Fresenius Medical Care intends to do so if available at commercially reasonable rates and on commercially reasonably terms and conditions. Such insurance may be subject to any mandatory restrictions imposed by German law. In addition, German, law may permit a corporation to indemnify a member of the management or supervisory board for attorneys fees incurred if such member is the successful party in a suit in a country such as the U.S., where winning parties are required to bear their own costs, if German law would have required the losing party to pay such member's attorneys' fees had the suit been brought in Germany.

CUMULATIVE VOTING

  GRACE

     Grace does not permit cumulative voting.

  FRESENIUS USA

     Fresenius USA does not permit cumulative voting.

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

  FRESENIUS MEDICAL CARE

     The German Stock Corporation Law does not allow cumulative voting without the approval of the relevant authority in the German state of the stock corporation's domicile. The Articles of Association of Fresenius Medical Care will not provide for cumulative voting.

CONFLICT-OF-INTEREST TRANSACTIONS

  GRACE

     Section 713 of the NYBCL permits contracts or transactions between a corporation and an interested director if the material facts as to such director's interest are disclosed in good faith or known to the board or a committee thereof and the board approves the contract or transaction by a vote sufficient for such purpose without counting the interested director, or, if such a vote is not possible, by unanimous vote of disinterested directors. The NYBCL also provides that such contracts or transactions are also permitted if the material facts as to such director's interest are disclosed in good faith or known to the shareholders and are approved by a vote of the shareholders.

  FRESENIUS USA

     The MBCL does not specifically address "interested party" transactions other than loans made to directors and officers. See "-- Loans to Directors -- Fresenius USA." The Restated Articles of Organization of Fresenius USA permit certain transactions in which directors, officers or stockholders have certain interests, provided that there has been disclosure of the nature of the interest and authorization or ratification of the transaction by a majority of the disinterested directors or by a majority of each class of stockholders entitled to vote.

  FRESENIUS MEDICAL CARE

     In any transactions and contracts between Fresenius Medical Care and any member of the FMC Management Board, Fresenius Medical Care is represented by the FMC Supervisory Board. Under German statutory law, for as long as Fresenius AG holds a majority in interest of the FMC Ordinary Shares and Fresenius Medical Care is dependent on Fresenius AG within the meaning of the applicable German law (which will be the case immediately following the Reorganization), the FMC Management Board will be required to prepare an annual dependency report for the FMC Supervisory Board on the transactions between Fresenius Medical Care and its majority shareholder Fresenius AG. See "-- State Anti-takeover Statutes." Under the Pooling Agreement, subject to certain exceptions, transactions between Fresenius Medical Care and Fresenius AG (or their respective affiliates) will require the consent of a majority of the Independent Directors on the FMC Supervisory Board. See "-- State Anti-takeover Statutes."

DIVIDENDS AND OTHER DISTRIBUTIONS

  GRACE

     The NYBCL generally allows dividends to be paid out of surplus of the corporation only, so that the net assets of the corporation remaining after such payment shall be at least equal to the amount of its stated capital.

  FRESENIUS USA

     Section 61 of the MBCL holds directors jointly and severally liable for the authorization of dividends in violation of a corporation's articles of organization or which render the corporation insolvent or is made while the corporation is insolvent. This liability is subject to certain limitations. See "-- Limitation on Directors' Liability -- Fresenius USA." The Fresenius USA Restated Articles of Organization specify that all paid-in-surplus will be available for any corporate purpose, including the payment of dividends.

  FRESENIUS MEDICAL CARE

     According to the German Stock Corporation Law dividends may be paid out of surplus of the corporation provided that the net assets of the corporation remaining after such payment are at least equal to the amount of its stated capital.

ISSUANCE OF RIGHTS OR OPTIONS TO PURCHASE SHARES TO DIRECTORS, OFFICERS AND EMPLOYEES

  GRACE

     The NYBCL requires that the issuance to directors, officers and/or employees of rights or options to purchase shares must be authorized by a majority of the total voting power of all of Grace's outstanding capital stock.

  FRESENIUS USA

     Neither the MBCL nor the Restated Articles of Organization of Fresenius USA specifically provide for stockholder authorization of the issuance of rights or options to directors, officers and/or employees.

  FRESENIUS MEDICAL CARE

     Fresenius Medical Care intends to provide the equivalent of stock options to Fresenius Medical Care management and employees by issuance of convertible bonds that would be exercisable for FMC Preferred Shares issued under Conditional Capital. See "MANAGEMENT OF FRESENIUS MEDICAL CARE -- Compensation of the FMC Management Board and Certain Other Executive Officers -- Stock Option Plan." However, Fresenius AG knows of no such program that has ever been implemented by a German corporation or been subject to court review in Germany. Therefore, no assurance can be given that such program will be accepted by the courts, particularly because FMC Preferred Shares issued under Conditional Capital are not subject to preemptive rights of existing shareholders, who may contest such elimination of preemptive rights. See "DESCRIPTION OF CAPITAL STOCK OF FRESENIUS MEDICAL CARE -- General."

     Stock option plans for employees can also be effected by the acquisition of the company's own shares by Fresenius Medical Care; such acquisitions are restricted to 10% of the share capital outstanding at the time of the acquisition and the shares thus acquired must be issued to the employees within one year from the date of the acquisition by Fresenius Medical Care. Such acquired shares cannot be issued to management.

LOANS TO DIRECTORS

  GRACE

     The NYBCL requires that any loan made by a corporation to any director be authorized by a vote of the shareholders. For purposes of this authorization, the shares held by the director who would be the borrower are not entitled to vote. A loan made in violation of the above conditions shall be a violation of the duty to the corporation of the directors approving it, but the obligation of the borrower with respect to the loan shall not be affected thereby.

  FRESENIUS USA

     Section 62 of the MBCL provides that the directors who vote for, and the officers who knowingly participate in, any loan from the corporation to an officer or director will be jointly and severally liable to the corporation for any portion of such loan which is not repaid unless a majority of disinterested directors or the holders of a majority of shares entitled to vote for such directors will have approved and ratified the loan as in the corporate interest.
Section 65 of the MBCL limits the imposition of liability under Section 62 of the MBCL. See "-- Limitation on Directors' Liability -- Fresenius USA."

  FRESENIUS MEDICAL CARE

     The German Stock Corporation Law requires that any loan made by Fresenius Medical Care exceeding a month's salary to any director or general manager or to their spouses or minor children must be authorized by a resolution of the FMC Supervisory Board. Loans made by Fresenius Medical Care to a member of the FMC Supervisory Board require an affirmative vote of the FMC Supervisory Board. For purposes of this resolution, the member of the FMC Supervisory Board who would be the borrower is not entitled to vote.

CLASS ACTION SUITS

  GRACE

     New York law permits class actions in cases where (a) class is so numerous that joinder of all members, whether otherwise required or permitted, is impracticable, (b) there are questions of law or fact common to the class which predominate over any questions affecting only individual members, (c) the claims or defenses of the representative parties are typical of the claims or defenses of the class, (d) the representative parties will fairly and adequately protect the interests of the class, and (e) a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

  FRESENIUS USA

     Massachusetts law permits class action suits if (a) the class is so numerous that joinder of all members is impracticable, (b) there are common questions of law or fact, (c) the claims or defenses of the representative parties are typical of the claims or defenses of the class and (d) the representative parties will fairly and adequately protect the interests of the class. A court will permit an action to be maintained as a class action if it finds that the above requirements are satisfied, common questions of law or fact predominate over questions affecting only individual members, and a class action is superior to other methods of adjudication of the controversy.

  FRESENIUS MEDICAL CARE

     German law does not provide for class actions.

SHAREHOLDER DERIVATIVE AND BREACH OF FIDUCIARY DUTY SUITS

  GRACE

     Section 626 of the NYBCL permits actions to be brought in the right of a domestic or foreign corporation by holders of shares or of voting certificates of the corporation or of a beneficial interest in such shares or certificates. In such action, the plaintiff must be such a holder at the time of bringing the action and the plaintiff must have been such a holder at the time of the transaction complained of or who received such shares by operation of law from someone who was such a holder at such time.

  FRESENIUS USA

     Section 46 of the MBCL permits suits by stockholders owning stock in the corporation at the time of the act or default complained of or by stockholders who received such stock by operation of law from someone who was a stockholder at such time. Courts have interpreted Section 46 of the MBCL as permitting such stockholder derivative suits and breach of fiduciary duty suits.

  FRESENIUS MEDICAL CARE

     The German Stock Corporation Law does not generally permit shareholder derivative suits, even in the case of breach of duty by the members of the management board or the supervisory board. The shareholders' general meeting, acting by a simple majority of the votes cast, or a minority of the shareholders holding in the aggregate at least 10% of the nominal capital, are entitled to request Fresenius Medical Care to claim damages, but are not entitled to assert any rights on behalf of Fresenius Medical Care. Upon such request, the corporation will prosecute such claim. The general shareholders meeting may appoint any disinterested party as a special representative for these proceedings. To avoid abuse, shareholders exercising the minority right described above must establish that they have held their shares for at least three months prior to the general shareholders meeting in which they make the request. The shareholder group must reimburse Fresenius Medical Care for all costs of litigation if such proceedings are successful.

     The German Stock Corporation Law does permit certain shareholder suits, however, if a stock corporation is controlled by another company. According to Sections 309, 317 and 318 of the German Stock Corporation Law, each shareholder of the controlled company may, under certain circumstances, claim that the controlled company's damages are due to breach of duty of the controlling company or due to directives of the controlling company detrimental to the controlled company's interests. Since Fresenius AG will control Fresenius Medical Care through its majority vote, suits by shareholders of Fresenius Medical Care against Fresenius AG would be permitted under German law.

RIGHT TO INSPECT CORPORATE BOOKS AND RECORDS; RIGHT TO INSPECT SHAREHOLDER LISTS

  GRACE

     Section 624 of the NYBCL provides a right of inspection of a corporation's books, records and shareholders lists to any person who shall have been a shareholder for at least six months immediately preceding his or her demand or any person holding at least 5% of a class of outstanding shares on at least five days written demand.

  FRESENIUS USA

     Massachusetts law provides that Fresenius USA must keep certain corporate books and records at its principal office in the Commonwealth for inspection by its stockholders. These books and records are competent evidence in any court in the Commonwealth. If any officer or agent of the corporation shall refuse to submit them as evidence, he or she or the corporation shall be liable for actual damages to the stockholder, and the courts of the Commonwealth shall have jurisdiction to require the corporation to exhibit such books and records to the stockholder. It shall be a defense of the corporation that the stockholder intended to inspect the books and records other than in his interest relative to the affairs of the corporation.

     The Restated Articles of Organization of Fresenius USA provide that no stockholder shall have any right to examine any property or books, accounts or other writings of Fresenius USA if there is reasonable ground for belief that such examination will for any reason be adverse to the interests of Fresenius USA. Furthermore, a vote of the directors refusing permission is prima facie evidence that such examination would be adverse to the interests of Fresenius USA. The Restated Articles of Organization of Fresenius USA also provide that every permitted examination of books and records will be subject to such reasonable regulations as the directors may establish with respect to such examination.

  FRESENIUS MEDICAL CARE

     The German Stock Corporation Law does not permit shareholders to inspect corporate books and records. Section 131 of the German Stock Corporation Law, however, does provide each shareholder with a right to information. German courts have extended this information right to include information about the existence and the scope of minority stock ownership, obligating the management board to give information with respect to ownership of at least 10% of the voting rights or exceeding 10% of the stated capital or if the ownership is large in absolute terms (e.g., DM 100 million for large enterprises).

     The right to information is a right only to oral information at a shareholders meeting. Information may be given in writing to shareholders, but they are neither entitled to receive written information nor to inspect any documents of the corporation. As a practical matter, shareholders may receive certain written information about Fresenius Medical Care through its public filings with the Commercial Register and the Federal Gazette or the other places for publications of the company.

SEC REPORTING

  GRACE AND FRESENIUS USA

     Each of Grace and Fresenius USA is subject to the informational requirements of the Exchange Act and, in accordance therewith, each files periodic reports and other information with the Commission. The reports filed by Grace and Fresenius USA with the Commission include Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Grace and Fresenius USA are also subject to the Commission's proxy rules and, when soliciting proxies, are required to distribute proxy statements in conformity with such rules. Proxy statements for annual meetings must be accompanied or preceded by an annual report to shareholders containing certain required disclosures. Officers, directors and 10% beneficial owners of Grace Common Stock and Fresenius USA's equity securities are subject to the reporting requirements and short-swing profit recovery provisions of Section 16 of the Exchange Act.

  FRESENIUS MEDICAL CARE

     Fresenius Medical Care will be a "foreign private issuer" as defined in the Commission's rules and certain disclosure requirements of the Commission's rules applicable to domestic issuers will not apply to it. Fresenius Medical Care will not be subject to the Commission's proxy rules or the Commission's rules requiring the filing of quarterly reports. Annual reports filed by Fresenius Medical Care with the Commission will contain less detailed disclosure regarding such matters as management, executive compensation and outstanding options, beneficial ownership of Fresenius Medical Care's securities and related party transactions. Also, officers, directors and 10% beneficial owners of Fresenius Medical Care's equity securities will not be subject to the reporting requirements and short-swing profit recapture provisions of Section 16 of the Exchange Act. However, Fresenius Medical Care has agreed that as long as the Pooling Agreement is in effect, Fresenius Medical Care will file quarterly reports under cover of Form 6-K, will prepare its annual and quarterly financial statements in accordance with US GAAP and will file with the Commission and provide to shareholders (including holders of ADRs) certain materials with respect to its annual and special meetings of shareholders. See "DESCRIPTION OF THE POOLING AGREEMENT -- Listing of American Depository Shares; SEC Filings" and "-- Term."

             AMENDMENT TO THE FRESENIUS USA 1987 STOCK OPTION PLAN

     The Fresenius USA Board believes that the granting of stock options is an effective method of recruiting and retaining valuable management personnel. Stock options also serve to provide incentive and to strengthen the identity of interests between key employees, Fresenius USA and the stockholders.

     On July 17, 1995, the Fresenius USA Board, subject to approval by the stockholders, adopted the Fresenius USA Plan Amendment fixing the maximum number of shares for which options thereunder may be granted to any individual under the Fresenius USA Plan at 1,000,000 shares. Also on that date, the Compensation Committee of the Fresenius USA Board (the "Fresenius USA Compensation Committee") granted options to Dr. Ben Lipps contingent upon stockholder approval of the Fresenius USA Plan Amendment. Currently, there are 2,000,000 shares available under the Fresenius USA Plan.

THE FRESENIUS USA PLAN

     The following summary of the material terms of the Fresenius USA Plan is qualified in its entirety by the terms of the Fresenius USA Plan, a copy of which, as proposed to be amended by the Fresenius USA Plan Amendment, is included as Appendix E to this Joint Proxy Statement-Prospectus. The Fresenius USA Plan provides for granting to key employees options to purchase Fresenius USA Common Stock by the Fresenius USA Compensation Committee. The Fresenius USA Compensation Committee administers the Fresenius USA Plan, determining, among other things the amount and terms of grants. There are outstanding under the Fresenius USA Plan non-incentive and incentive stock options, all of which vest over a period of not more than five years from the date of grant, expire not more than 10 years from the date of grant and are exercisable at prices not less than 100% of the fair market value of Fresenius USA Common Stock on the date of grant. Options granted under the Fresenius USA Plan are exercisable on such terms as are determined by the Fresenius USA Compensation Committee or the Fresenius USA Board. In 1990, the Fresenius USA Plan was amended to increase the number of shares of Fresenius USA Common Stock reserved for issuance from 110,000 shares to 500,000 shares, and, in 1994, the Fresenius USA Plan was amended to increase the number of shares of Fresenius USA Common Stock reserved for issuance from 500,000 shares to 2,000,000 shares. As of March 31, 1996, without giving effect to the Fresenius USA Plan Amendment or to the grant of options made to Dr. Lipps subject to the approval of the stockholders of Fresenius USA, 1,284,000 shares were subject to outstanding options under the Fresenius USA Plan at an average per share exercise price of $6.73. All key employees of Fresenius USA are eligible to be awarded grants of options under the Fresenius USA Plan, subject to the determination of the Fresenius USA Compensation Committee.

     The following table summarizes the options granted under the Fresenius USA Plan in 1995, subject to stockholder approval of the Fresenius USA Plan Amendment, to the persons specified:

                  NAME AND POSITION                     DATE GRANTED      SHARES      EXERCISE PRICE
- ------------------------------------------------------  -------------     -------     --------------
Ben J. Lipps..........................................  July 17, 1995     450,000         $12.75
  President, Chief Executive Officer and Chief
     Operating Officer
All Current Executive Officers as a Group.............  July 17, 1995     450,000         $12.75
All Current Directors who are not Executive Officers
  as a Group..........................................                          0
All Employees who are not Executive Officers as a
  Group...............................................                          0

     Based on the closing price of Fresenius USA Common Stock on the AMEX on July 18, 1996, Dr. Lipps' options have an aggregate value of $2,418,750, equal to the excess of such closing price over the exercise price of the options. However, Dr. Lipps may sell such options to Fresenius USA. See "FRESENIUS USA EXECUTIVE COMPENSATION -- Securities Repurchases."

     On May 6, 1996 the Fresenius USA Compensation Committee voted to accelerate the vesting of all outstanding unvested options under the Fresenius USA Plan held by persons subject to Section 16(b) of the Exchange Act (comprising Dr. Lipps and Messrs. Farrell, Schmidt and Walker), thereby making all such options presently exercisable.

TERMS OF THE GRANT TO DR. LIPPS

     On July 17, 1995, subject to stockholder approval of the Fresenius USA Plan Amendment, the Fresenius USA Compensation Committee granted to Dr. Lipps options to purchase 450,000 shares of Fresenius USA Common Stock at $12.75 per share. These options become exercisable over 10 years, with accelerated exercisability if certain targets for the price of Fresenius USA Common Stock are satisfied. Specifically, the options become exercisable as to 50% of these shares on the day that is the 10th consecutive trading day on which the closing price of Fresenius USA Common Stock on the AMEX equals or exceeds $16.00, and as to the remaining 50% on the day that is the 10th consecutive trading day on which such closing price equals or exceeds $20.00. Because these stock price targets have been satisfied, all of such options will be exercisable upon approval of the Fresenius USA Plan Amendment by the stockholders of Fresenius USA. By voting to approve the Fresenius USA Plan Amendment, holders of Fresenius USA Common Stock are voting to approve the grant to Dr. Lipps. Fresenius AG has agreed that it will vote all shares of Fresenius USA Common Stock it beneficially owns in favor of the Fresenius USA Plan Amendment, thus assuring approval of the Fresenius USA Plan Amendment.

     Because of certain limitations contained in Section 422 of the Code, and the earlier grants in 1989 and 1993 of other stock options to Dr. Lipps, none of the options granted to Dr. Lipps in July 1995 (subject to stockholder approval of the Fresenius USA Plan Amendment) is an "incentive stock option" as defined in Section 422 of the Code. The tax treatment of options which are not "incentive stock options" is that, at the time of exercise, the holder of such an option recognizes income equal to the excess of the fair market value of the stock received over the exercise price and Fresenius USA has a corresponding deduction.

EFFECT OF THE AMENDMENT

     After giving effect to the Fresenius USA Plan Amendment and the grant to Dr. Lipps, the Fresenius USA Plan will essentially be unchanged other than the specification of the maximum number of shares (1,000,000) available for options granted to any individual under the Fresenius USA Plan. For information with respect to the treatment of outstanding options to purchase Fresenius USA Common Stock in the Reorganization, see "THE REORGANIZATION -- Exchange of Certificates."

     For information with respect to the repurchase by Fresenius USA of certain options granted under the Fresenius USA Plan and shares of Fresenius USA Common Stock, see "FRESENIUS USA EXECUTIVE COMPENSATION -- Securities Repurchases."

                                    EXPERTS

     The special-purpose, consolidated financial statements of Grace as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Joint Proxy Statement-Prospectus have been so included in reliance on the report, which includes explanatory paragraphs describing the purpose of presenting Grace special-purpose, consolidated financial statements, of Price Waterhouse LLP, independent accountants, given on their authority as experts in accounting and auditing.

     The consolidated financial statements and financial statement schedule of Fresenius USA and subsidiaries as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 have been included in this Joint Proxy Statement-Prospectus and in the Registration Statement of which it forms a part in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements and financial statement schedule of Fresenius Worldwide Dialysis as of December 31, 1995 and 1994, and for the years then ended, have been included in this Joint Proxy Statement-Prospectus and in the Registration Statement of which it forms a part, in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The Fresenius USA Board has appointed the firm of KPMG Peat Marwick LLP, certified public accountants, as independent accountants for Fresenius USA for the year 1996.

     Representatives of Price Waterhouse LLP and KPMG Peat Marwick LLP are expected to be present at the Grace Special Meeting and the Fresenius USA Special Meeting, respectively. These representatives will have an opportunity to make statements if they so desire and will be available to respond to appropriate questions.

                               VALIDITY OF SHARES

     The validity of the FMC Ordinary Shares underlying the ADSs to be issued pursuant to the Reorganization will be passed upon for Fresenius Medical Care by Norr, Stiefenhofer & Lutz, special German counsel for Fresenius Medical Care, and the validity of the ADRs evidencing the ADSs offered hereby will be passed upon by O'Melveny & Myers LLP, special U.S. counsel to Fresenius AG and Fresenius Medical Care. Dr. Dieter Schenk, a member of the firm of Norr, Stiefenhofer & Lutz, will be Deputy Chairman of the FMC Supervisory Board. Ulrich Wagner, a member of the firm of O'Melveny & Myers LLP, is a member of the Fresenius USA Board. Dr. Alfred Stiefenhofer, a member of the firm of Norr, Stiefenhofer & Lutz, is one of the executors of the estate of Mrs. Else Kroner (see "SECURITY OWNERSHIP -- Security Ownership of Certain Beneficial Owners and Management of Fresenius AG") and is the Chairman of the Fresenius AG Supervisory Board. The validity of the New Preferred Shares will be passed upon by Robert H. Beber, Executive Vice President and General Counsel of Grace. Mr. Beber beneficially owns shares of Grace Common Stock, as well as options to acquire Grace Common Stock.

                      SUBMISSION OF SHAREHOLDER PROPOSALS

     Any shareholder wishing to submit a proposal for inclusion in the Proxy Statement for the 1997 Grace Annual Meeting of Shareholders pursuant to the shareholder proposal rules of the Commission must submit the proposal by December 11, 1996 in order for it to be considered for inclusion in the 1997 Proxy Statement.

     If the Reorganization is consummated, Fresenius USA will not convene an annual meeting of stockholders. If for any reason this Reorganization is not consummated, stockholder proposals intended to be presented at the Fresenius USA 1997 Annual Meeting of Stockholders must be received at Fresenius USA's principal executive offices no later than February 1, 1997.

                             INDEX OF DEFINED TERMS

                                           PAGE
                                           -----
Abbott..................................      69
Abbott Acquisition......................      96
Abbott Letter of Credit.................     169
Abbott Warrant..........................     168
Acquisition Proposal....................      62
ADRs....................................      C2
ADSs....................................      C2
AMI.....................................     179
Amicon..................................      44
ANDA....................................     119
Anniversary Date........................     183
Apria...................................     116
Approved Capital I......................     210
Approved Capital II.....................     210
Arrangers...............................     194
AW......................................     185
Base Rate...............................     194
Baxter..................................      38
Bennett Action..........................     141
Bonds...................................     183
CAPD....................................      81
Cash....................................     218
CCPD....................................      81
Claim Refund Form.......................     203
CLIA....................................     121
Code....................................      29
Commission..............................       i
Common Directors........................     226
Comparable Companies....................      44
Composite Rate..........................      25
CON.....................................     122
Consent Decree..........................      25
Contribution............................      C2
Contribution Agreement..................      C2
Coordination of benefits period.........     126
Counsel.................................     197
Covered Period..........................     140
CS First Boston.........................       7
Court...................................      75
Custodian...............................     217
DCF.....................................      54
Debt....................................      66
Delivery Order..........................     217
Delmed..................................      97
Deposit Agreement.......................      64
Depositary..............................      ii
Deposited Securities....................     217
Distribution............................      C2
Distribution Agreement..................      C2

                                           PAGE
                                           -----
Distribution Payment....................       8
Dividend Accrual Period.................     206
DKV.....................................     217
DMERCs..................................     125
DOJ.....................................      66
Dresdner Securities.....................      47
Drug Law................................     120
DSD.....................................       1
dual eligible ESRD patients.............      26
DSI.....................................     107
EBIT....................................      43
EBITDA..................................      28
Effective Date..........................       9
Effective Time..........................       9
entitlement waiting period..............     126
EPO.....................................      25
ESRD....................................      24
EU......................................     120
Excess Shares...........................      79
Exchange Act............................       i
Exchange Agent..........................       3
Facilities..............................     155
Facility 1..............................     194
Facility 2..............................     194
Facility 3..............................     194
FAG Group...............................     234
False Claims Act........................     128
FCO.....................................      10
FDA.....................................      24
FDC Act.................................     119
FDS08...................................     102
First Proposal..........................      47
Florida Action..........................     136
FMC Actual Capitalization Adjustment....      55
FMC Management Board....................     179
FMC Ordinary Shares.....................      C2
FMC Plan................................     183
FMC Preferred Shares....................     183
FMC Supervisory Board...................      31
FNMC....................................      C1
FNMC Board..............................      12
FNMC Common Stock.......................      12
Foundation..............................      87
Fractional Securities Fund..............      79
Fresenius AG............................      C2
Fresenius AG Management Board...........      49
Fresenius AG Ordinary Shares............      87
Fresenius AG Preference Shares..........     185
Fresenius AG Supervisory Board..........     185

                                           PAGE
                                           -----
Fresenius Medical Care..................      C2
Fresenius Parties.......................      66
Fresenius Tax Indemnification
  Agreement.............................      69
Fresenius USA...........................      C1
Fresenius USA Board.....................      C1
Fresenius USA Common Stock..............      C1
Fresenius USA Compensation Committee....     241
Fresenius USA Dissenting Stockholder....      77
Fresenius USA Independent Committee.....       6
Fresenius USA Merger....................      C2
Fresenius USA Plan......................      C2
Fresenius USA Plan Amendment............      C2
Fresenius USA Record Date...............       5
Fresenius USA Preferred Stock...........       5
Fresenius USA Public Stockholder
  Exchange Ratio........................      51
Fresenius USA Public Stockholders.......      47
Fresenius USA Special Meetings..........      C1
Fresenius Worldwide Dialysis............      C2
FTC.....................................      10
FUSA Merger Sub.........................      C2
FWD Business Subsidiaries...............      69
German GAAP.............................      16
German Securities Law...................     185
GMP.....................................      25
Government Claims.......................     136
Grace...................................      C1
Grace Amendment.........................      C2
Grace Board.............................      C1
Grace Chemicals.........................      C2
Grace Common Dissenting Shareholder.....      73
Grace Common Stock......................      C1
Grace Financial Advisors................       7
Grace Merger............................      C2
Grace Merger Sub........................      C2
Grace Preferred Stock...................      C1
Grace Record Date.......................       5
Grace Rights............................      64
Grace Rights Agreement..................      64
Grace Special Meeting...................      C1
Grace Tax Sharing and Indemnification
  Agreement.............................      68
HCFA....................................      26
HDS.....................................     133
HHS.....................................      23
HIC.....................................     113
Higher Offer............................      61
HMOs....................................      27
HNS.....................................     113
HOF.....................................     186
Holders.................................     217
HSR Act.................................      10
IDPN....................................      26

                                           PAGE
                                           -----
Interested Transactions.................     214
IRS.....................................      11
Joinder Agreement.......................      69
J.P. Morgan.............................     224
Junior Stock............................     208
Leases..................................      70
Lenders.................................     194
Letter of Transmittal...................      78
LIBOR...................................     161
LifeChem................................      24
Liquidation Preference..................      12
Loan....................................     183
LTIP....................................     184
MBCL....................................      11
MDS.....................................     101
Medical Devices Act.....................     120
Medical Directors.......................      22
Mergers.................................      C2
Merrill Lynch...........................       7
Method I................................     123
Method II...............................     123
MGLA....................................     233
minority buyout transactions............      55
Minority Shareholders...................     214
MPG.....................................       1
MSP.....................................      26
Murphy Action...........................     141
NDA.....................................     119
New Grace...............................      C2
New Grace Common Stock..................       i
New Grace Prospectus....................       i
New Grace Registration Statement........       i
New Grace Right.........................     198
New Preferred Shares....................      C2
NLAs....................................     124
NMC.....................................      C2
NMC Credit Agreement....................      28
NMC Credit Facility.....................     194
NMC Distribution........................      29
NMC Homecare............................       1
Non-Exclusive Business..................      71
Non-resident............................     213
NYBCL...................................      11
NYSE....................................      C3
OBRA 93.................................      26
Obligations.............................     136
OIG.....................................      23
OIG Agreements..........................     136
OIG Investigation.......................      23
Old FUSA................................      97
Opinions................................     197

                                           PAGE
                                           -----
Optional Redemption.....................     209
Optional Redemption Date................     209
Optional Redemption Price...............     209
OSHA....................................     121
Other Distributions.....................     219
Other Fresenius AG Business.............      71
Other NMC Business......................      71
Payment Date............................      12
PC......................................      89
PCHS....................................     113
PEN.....................................      26
PHC.....................................     205
PIC.....................................     120
Pooling Agreement.......................     214
Preferred Directors.....................     226
Pre-released ADRs.......................     218
Primary Guarantee.......................     136
Pro Forma Condensed Combined Financial
  Information...........................     170
PROPAC..................................     123
PSP.....................................      85
Public Announcement.....................     206
PVC.....................................      84
Recapitalization........................      C2
Registration Statement..................       i
Releasees...............................     137
Rena-Med................................      10
Renal Business..........................      70
Reorganization..........................      C2
Reorganization Agreement................      C2
Resident................................     213
Retained Facilities.....................      71
Rights..................................     219
RPD.....................................      25

                                           PAGE
                                           -----
Salomon Brothers........................       7
Schiwa..................................      10
Schweinfurt Facility....................      84
Secondary Guarantee.....................     136
Second Proposal.........................      49
Securities Act..........................       i
Securities Filings......................     215
Seratronics.............................      98
Services Agreements.....................      72
SG&A....................................     159
Shared Intellectual Property............      71
Share Distribution......................     219
Special Dividend........................     206
Special Dividend Amount.................     206
Special Meetings........................      C1
Specified Executives....................     189
St. Wendel Facility.....................      84
Standstill Period.......................     214
Stark I.................................     129
Stark II................................     129
Supplemental Agreement..................      69
Supply Agreements.......................      72
Third Proposal..........................      49
Time of Distribution....................       2
Transaction Agreements..................      41
Transfer................................      76
Transferred Facilities..................      71
Treaty..................................     183
US GAAP.................................      ii
U.S. Holder.............................     201
Vivra...................................      37
Voting Shares...........................     214

                         INDEX OF FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
W. R. GRACE & CO.
  SPECIAL-PURPOSE, CONSOLIDATED FINANCIAL STATEMENTS OF W. R. GRACE & CO.:
     Special-Purpose, Report of Independent Accountants............................      F-3
     Special-Purpose, Consolidated Statements of Earnings for the years ended
      December 31, 1995, 1994 and 1993.............................................      F-4
     Special-Purpose, Consolidated Balance Sheets as of December 31, 1995 and
      1994.........................................................................      F-5
     Special-Purpose, Consolidated Statements of Cash Flows for the years ended
      December 31, 1995, 1994 and 1993.............................................      F-6
     Notes to Special-Purpose, Consolidated Financial Statements...................      F-7
  SPECIAL-PURPOSE, CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF W. R. GRACE & CO.:
     Special-Purpose, Consolidated Interim Statements of Earnings for the quarters
      ended March 31, 1996 and 1995................................................     F-26
     Special-Purpose, Consolidated Interim Balance Sheet for the quarter ended
      March 31, 1996...............................................................     F-27
     Special-Purpose, Consolidated Interim Statements of Cash Flows for the
      quarters ended March 31, 1996 and 1995.......................................     F-28
     Notes to Special-Purpose, Consolidated Interim Financial Statements...........     F-29
FRESENIUS WORLDWIDE DIALYSIS
  COMBINED FINANCIAL STATEMENTS OF FRESENIUS WORLDWIDE DIALYSIS:
     Independent Auditors' Report..................................................     F-31
     Combined Statements of Operations and Net Assets for the years ended December
      31, 1995 and 1994............................................................     F-32
     Combined Balance Sheets as of December 31, 1995 and 1994......................     F-33
     Combined Statements of Cash Flows for the years ended December 31, 1995 and
      1994.........................................................................     F-34
     Notes to Combined Financial Statements........................................     F-35
  COMBINED INTERIM FINANCIAL STATEMENTS OF FRESENIUS WORLDWIDE DIALYSIS:
     Interim Combined Statements of Operations and Net Assets for the three months
      ended March 31, 1996 and 1995................................................     F-53
     Interim Combined Balance Sheet as of March 31, 1996...........................     F-54
     Interim Combined Statements of Cash Flows for the three months ended March 31,
      1996 and 1995................................................................     F-55
     Notes to Interim Combined Financial Statements................................     F-56
FRESENIUS USA, INC.
  CONSOLIDATED FINANCIAL STATEMENTS OF FRESENIUS USA, INC.:
     Independent Auditors' Report..................................................     F-57
     Consolidated Balance Sheets as of December 31, 1995 and 1994..................     F-58
     Consolidated Statements of Income for the years ended December 31, 1995, 1994
      and 1993.....................................................................     F-59
     Consolidated Statements of Stockholders' Equity for the years ended December
      31, 1995, 1994 and 1993......................................................     F-60

                                                                                       PAGE
                                                                                       -----
     Consolidated Statements of Cash Flows for the years ended December 31, 1995,
      1994 and 1993................................................................     F-61
     Notes to Consolidated Financial Statements....................................     F-63
  CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF FRESENIUS USA, INC.:
     Consolidated Balance Sheet at March 31, 1996..................................     F-81
     Consolidated Statements of Operations for the three months ended March 31,
      1996
       and 1995....................................................................     F-82
     Consolidated Statements of Cash Flows for the three months ended March 31,
      1996
       and 1995....................................................................     F-83
     Notes to Consolidated Financial Statements....................................     F-84

               SPECIAL-PURPOSE, REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
W. R. GRACE & CO.

     We have audited the accompanying special-purpose, consolidated balance sheets of W. R. Grace & Co. and its subsidiary (the "Company") as of December 31, 1995 and 1994, and the related consolidated special-purpose, statements of earnings and cash flows for each of the three years in the period ended December 31, 1995. These special-purpose, consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the special-purpose, consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the special-purpose, consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the special-purpose, consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the special-purpose, consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying special-purpose, consolidated financial statements were prepared on the basis of presentation describe in Note 1, and are not intended to be a complete presentation of the assets, liabilities, revenues and expenses of the Company.

     In our opinion, the accompanying special-purpose, consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 pursuant to the basis of presentation described in Note 1, in conformity with generally accepted accounting principles.

PRICE WATERHOUSE LLP
Boston, Massachusetts
March 29, 1996

                               W. R. GRACE & CO.
              SPECIAL-PURPOSE, CONSOLIDATED STATEMENTS OF EARNINGS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1995           1994           1993
                                                         ----------     ----------     ----------
NET REVENUES
  Health care services.................................  $1,884,748     $1,681,039     $1,292,951
  Medical supplies.....................................     147,990        137,165        162,644
                                                         ----------     ----------     ----------
                                                          2,032,738      1,818,204      1,455,595
                                                         ----------     ----------     ----------
EXPENSES
  Cost of health care services.........................   1,067,906        915,887        723,374
  Cost of medical supplies.............................     108,187        110,932        116,691
  General and administrative expenses..................     360,960        329,795        238,506
  Provision for doubtful accounts......................      88,858         73,052         59,436
  Depreciation and amortization........................     113,176         95,882         77,790
  Research and development.............................       3,957          2,299          5,910
  Allocation of Grace Chemicals expenses...............      29,724         32,604         31,766
  Interest expense, net, and related financing costs...      25,534         15,873         11,505
  Reduction of carrying amounts of assets to estimated
     fair values and restructuring costs...............      28,923         27,441              0
                                                         ----------     ----------     ----------
                                                          1,827,225      1,603,765      1,264,978
                                                         ----------     ----------     ----------
EARNINGS BEFORE INCOME TAXES...........................     205,513        214,439        190,617
PROVISION FOR INCOME TAXES.............................     108,616        112,222         86,845
                                                         ----------     ----------     ----------
NET EARNINGS...........................................  $   96,897     $  102,217     $  103,772
                                                         ==========     ==========     ==========
Earnings per share.....................................  $     1.01     $     1.08     $     1.12

 See accompanying Notes to Special-Purpose, Consolidated Financial Statements.

                               W. R. GRACE & CO.

                  SPECIAL-PURPOSE, CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         1995           1994
                                                                      ----------     ----------
ASSETS
Current Assets:
  Cash and cash equivalents.........................................  $   33,530     $   39,758
  Accounts receivable, less allowances of $119,914 and $91,449......     406,682        294,283
  Inventories.......................................................      72,491         81,667
  Deferred income taxes.............................................      81,192         71,230
  Other current assets..............................................      51,835         51,547
                                                                      ----------     ----------
     Total Current Assets...........................................     645,730        538,485
                                                                      ----------     ----------
Properties and equipment, net.......................................     377,328        312,823
                                                                      ----------     ----------
Other Assets:
  Excess of cost over the fair value of net assets acquired and other intangible assets, net of accumulated amortization of
     $247,644 and $201,657..........................................     954,811        765,747
  Other assets and deferred charges.................................      20,275         26,759
                                                                      ----------     ----------
     Total Other Assets.............................................     975,086        792,506
                                                                      ----------     ----------
Total Assets........................................................  $1,998,144     $1,643,814
                                                                      ==========     ==========
LIABILITIES AND EQUITY
Current Liabilities:
  Current portion of long-term debt and capitalized lease
     obligations....................................................  $  183,488     $   66,784
  Accounts payable..................................................     104,586         92,810
  Accrued liabilities...............................................     220,771        215,162
  Accrued income taxes..............................................      12,555         18,596
                                                                      ----------     ----------
     Total Current Liabilities......................................     521,400        393,352
Long-term debt......................................................      27,903         12,382
Capitalized lease obligations.......................................       7,516          4,323
Deferred income taxes...............................................      48,109         57,422
Other liabilities...................................................      30,441         17,049
                                                                      ----------     ----------
     Total Liabilities..............................................     635,369        484,528
                                                                      ----------     ----------
Commitments and Contingencies (Note 15)
Equity:
  Equity............................................................   1,365,901      1,162,014
  Cumulative translation adjustment.................................      (3,126)        (2,728)
                                                                      ----------     ----------
     Total Equity...................................................   1,362,775      1,159,286
                                                                      ----------     ----------
Total Liabilities and Equity........................................  $1,998,144     $1,643,814
                                                                      ==========     ==========

 See accompanying Notes to Special-Purpose, Consolidated Financial Statements.

                               W. R. GRACE & CO.

             SPECIAL-PURPOSE, CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1995         1994         1993
                                                            ---------    ---------    ---------
Cash Flows Provided by Operating Activities:
  Net earnings............................................. $  96,897    $ 102,217    $ 103,772
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization.........................   113,176       95,882       77,790
     Provision for doubtful accounts.......................    88,858       73,052       59,436
     Provision for deferred income taxes...................   (11,028)      (9,575)      (2,454)
     Loss on disposal of properties and equipment..........     5,295        4,317          853
     Reduction of carrying amounts of assets to estimated
       fair values.........................................    18,003       27,441           --
  Changes in operating assets and liabilities, net of
     effects of purchase acquisitions and foreign exchange:
     Increase in accounts receivable.......................  (176,444)    (139,585)     (85,525)
     Decrease (increase) in inventories....................    11,358      (13,637)      (4,561)
     Decrease (increase) in other current assets...........     3,309       (5,951)     (15,875)
     Increase in accounts payable..........................       849        7,771       11,175
     Decrease in accrued income taxes......................   (23,533)      (3,912)     (11,794)
     (Decrease) increase in accrued liabilities............    (8,798)      56,099      (30,297)
     Increase (decrease) in other long-term liabilities....    12,709        6,693       (7,476)
     Decrease (increase) in other assets and deferred
       charges.............................................     1,636      (22,469)      (2,069)
     Other, net............................................    (2,808)      (1,242)      (4,013)
                                                            ---------    ---------    ---------
  Net cash provided by operating activities................   129,479      177,101       88,962
                                                            ---------    ---------    ---------
Cash Flows from Investing Activities:
     Capital expenditures..................................  (102,894)     (84,498)     (77,944)
     Payments for acquisitions, net of cash acquired.......  (252,158)    (246,742)    (236,481)
     Payments for physicians' contract agreements..........        --          (69)      (1,981)
     Other, net............................................        --          628          493
                                                            ---------    ---------    ---------
  Net cash used in investing activities....................  (355,052)    (330,681)    (315,913)
                                                            ---------    ---------    ---------
Cash Flows from Financing Activities:
     Advances from Grace Chemicals, net....................   106,990      176,849      245,320
     Proceeds on issuance of debt..........................   382,783       33,407       17,298
     Payments on debt and capitalized leases...............  (269,683)     (36,392)     (27,592)
                                                            ---------    ---------    ---------
  Net cash provided by financing activities................   220,090      173,864      235,026
                                                            ---------    ---------    ---------
Effects of changes in foreign exchange rates...............      (745)      (3,080)       2,011
                                                            ---------    ---------    ---------
(Decrease) increase in cash and cash equivalents...........    (6,228)      17,204       10,086
Cash and cash equivalents at beginning of period...........    39,758       22,554       12,468
                                                            ---------    ---------    ---------
Cash and cash equivalents at end of period................. $  33,530    $  39,758    $  22,554
                                                            =========    =========    =========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest.............................................. $  26,787    $  12,750    $   9,472
     Income taxes..........................................    28,637       18,814       21,541

 See accompanying Notes to Special-Purpose, Consolidated Financial Statements.

                               W. R. GRACE & CO.

          NOTES TO SPECIAL-PURPOSE, CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1. BASIS OF PRESENTATION

     General

     The special-purpose, consolidated financial statements of W. R. Grace & Co. ("Grace New York") and National Medical Care, Inc. and its subsidiaries ("NMC" and together with Grace New York, the "Company") have been prepared pursuant to
Section 6.7(a) of the Agreement and Plan of Reorganization, dated as of February 4, 1996 by and between Grace New York and Fresenius AG (the "Reorganization Agreement"). The Reorganization Agreement contemplates that the following transactions (the "Reorganization") will occur: (1) NMC, presently a wholly owned subsidiary of W. R. Grace & Co. -- Conn. ("Grace Chemicals"), a wholly owned subsidiary of Grace New York, will borrow, or assume, debt in an amount such that, at the time of the Reorganization, the debt of Grace New York and NMC, on a consolidated basis, will not exceed $2.36 billion, as adjusted pursuant to the Reorganization Agreement; (2) the stock of NMC will be transferred to Grace New York, so that NMC and Grace Chemicals will be sibling subsidiaries of Grace New York; (3) the stock of Grace Chemicals will be transferred to a newly formed Delaware subsidiary of Grace New York ("New Grace") and the shares of New Grace will be spun-off to the Grace New York shareholders in a pro rata distribution; (4) Grace New York will be recapitalized such that each Grace New York shareholder will receive one share of Class D Preferred Stock of Grace New York (the "Class D Preferred Stock") for each share of Grace New York common stock held; and (5) Grace New York, with NMC as its sole business, will merge with a wholly owned subsidiary of Fresenius Medical Care AG ("FMC"), and Fresenius AG's worldwide dialysis business ("FWD") will be contributed as separate subsidiaries of FMC with the result that 44.8% of the common stock of FMC will be exchanged for the stock held by Grace New York common shareholders in the merger transaction, and the balance of the common stock of FMC will be received by Fresenius AG and the shareholders of Fresenius USA, Inc., its principal U.S. subsidiary, in consideration of the contribution of FWD to FMC. After the Reorganization, all the Grace New York common stock will be held by FMC, while the Class D Preferred Stock (which entitles its holders to a contingent dividend based on the consolidated performance of FMC in the years 1997-2001) and other previously issued classes of Grace New York preferred stock will remain outstanding.

     The special-purpose, consolidated financial statements exclude all the assets, liabilities (including contingent liabilities), revenues and expenses of Grace New York and its subsidiaries other than the assets, liabilities, revenues and expenses of the Grace New York health care business operated by NMC (the "NMC Business") prior to the transactions contemplated by the Reorganization described above. However, the NMC Business does not include certain businesses owned or investments held partly by Grace Chemicals and partly by NMC, and previously under the oversight of NMC, that are being retained by Grace Chemicals in the Reorganization. Grace Chemicals has agreed to indemnify Grace New York and its affiliates against non-NMC liabilities, which include but are not limited to liabilities for asbestos litigation, borrowed funds, taxes, employee-related liabilities, environmental matters, and shareholder suits filed prior to the Reorganization or attributable to the Reorganization and related events. See Note 14.

     The NMC Business is primarily engaged in (i) providing kidney dialysis services, (ii) manufacturing and distributing products and equipment for dialysis treatment and performing clinical laboratory testing and other medical services, and (iii) providing home infusion therapy, home respiratory and home health services.

     Basis of Consolidation

     The special-purpose, consolidated financial statements have been prepared as if the NMC Business had operated as an independent, stand alone entity for all periods presented. Such financial statements have been prepared using the historical basis of accounting and include all of the assets, liabilities, revenues, expenses and related taxes on income of the NMC Business previously included in the consolidated financial statements of Grace New York and its subsidiaries prior to the Reorganization (the "Grace Consolidated Group"). Consequently, these special-purpose, consolidated financial statements include balances for goodwill and other

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

assets and liabilities related to the NMC Business that were previously included in the financial statements of the Grace Consolidated Group, except that there is no allocation to the NMC Business of Grace Chemicals' borrowings and related interest expense. These special-purpose, consolidated financial statements reflect only the borrowings and interest expense of NMC. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 55 ("SAB 55"), the financial statements have also been adjusted to include certain expenses incurred by Grace Chemicals on the NMC Business's behalf. Also, these special-purpose, consolidated financial statements exclude dividends paid by Grace New York to its common and preferred shareholders as such dividends were a use of funds incurred by the Grace Consolidated Group and not by the NMC Business on a stand-alone basis.

     See Note 12 for a discussion of Equity.

     These special-purpose, consolidated financial statements do not necessarily indicate the financial position and results of operations that would have occurred if the NMC Business were a stand-alone entity on the dates, and for the periods indicated.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities (including disclosed amounts of contingent assets and liabilities) at the dates of the consolidated financial statements and the reported revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

     Cash Equivalents

     Cash equivalents consist of highly liquid instruments with maturities of three months or less when purchased.

     Financial Instruments

     The Company enters into forward foreign exchange contracts to manage exposure to fluctuations in currency exchange rates arising from borrowings. Gains and losses arising from the retranslation of contracts that hedge specific borrowings are deferred and recorded in net income in the period in which the related transaction is consummated. Gains and losses arising from the interest differential on contracts that hedge specific borrowings are recorded as a component of interest expense over the life of the contract.

     Revenue Recognition

     Revenues are recognized on the date services and related products are provided and are recorded at amounts estimated to be received under reimbursement arrangements with a large number of third-party payors, including Medicare and Medicaid. The Company establishes appropriate allowances based upon factors surrounding credit risks of specific third party payors, historical trends and other information.

     Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market.

     Properties and Equipment

     Properties and equipment are stated at cost. Significant improvements are capitalized; repairs and maintenance costs that do not extend the lives of the assets are charged to expense as incurred. The cost and

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any resulting gain or loss is included in income when the assets are disposed.

     The cost of properties and equipment is depreciated over estimated useful lives on a straight-line basis as follows: buildings -- 20 to 50 years, equipment and furniture -- 3 to 10 years, and leasehold improvements -- the shorter of the lease term or useful life. For income tax purposes, depreciation is calculated using accelerated methods to the extent permitted.

    Excess of Cost Over the Fair Value of Net Assets Acquired and Other Intangible Assets

     The Company has adopted the following useful lives and methods to amortize intangible assets: goodwill -- 40 years on a straight-line basis; patient relationships and other intangible assets -- over the estimated period to be benefited, generally from 7 to 25 years; and certain contractual arrangements -- over the life of the agreements on a straight-line basis.

     Impairment

     In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company reviews the carrying value of its investments for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company considers various valuation factors including discounted cash flows, fair values and replacement costs to assess any impairment of goodwill and other long lived assets.

     Foreign Currency Translation

     The Company follows the provisions of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". The local currency, in all locations other than Ireland and Mexico, is considered to be the functional currency. As a result, the balance sheets of the Company's foreign operations, other than Ireland and Mexico, are translated at the current exchange rate and statements of earnings are translated at the average exchange rate for the applicable period. Management has determined that the functional currency of the Company's Irish and Mexican manufacturing plants is the U.S. dollar since the majority of their transactions are effected in U.S. dollars. Assets and liabilities of the Company's Irish and Mexican manufacturing plants are translated at the current exchange rate, except that properties and equipment and inventory are translated at historical exchange rates. Statements of earnings items are translated at average rates of exchange prevailing during the period, except that depreciation is translated at historical rates.

     Net exchange losses resulting from the translation of the Irish and Mexican manufacturing plant financial statements amounted to $595, $234, and $510 in 1995, 1994, and 1993 respectively, and are included in general and administrative expenses.

     Income Taxes

     The results of certain of the companies within the Grace Consolidated Group have been included in the federal and certain state consolidated income tax returns of the Company. Income tax expense and certain other tax-related information included in these financial statements have been calculated as if the Company were a stand-alone tax payer.

     Deferred income taxes are provided for temporary differences between the reporting of income and expense for financial reporting and tax return purposes. Deferred tax liabilities or assets at the end of each period are determined using the tax rates then in effect for the periods when taxes are actually expected to be paid or recovered. Accordingly, income tax expense provisions will increase or decrease in the period in which a change in tax rates is enacted.

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

     Research and Development

     Research and development costs are expensed as incurred.

     Earnings per Share

     Primary earnings per share are computed on the basis of the weighted average number of common shares outstanding. Fully diluted earnings per share assume the issuance of common stock equivalents related to employee stock options and, prior to 1994, the conversion of convertible debt (with an increase in net income for the after-tax interest savings).

NOTE 3. ACQUISITIONS

     The Company acquired certain health care service facilities for total consideration of $252,753 in 1995, $248,123 in 1994, and $240,178 in 1993. These
acquisitions have been accounted for as purchase transactions and, accordingly, are included in the results of operations from the dates of acquisition. The excess of the total acquisition costs over the fair value of net assets acquired was $215,837 in 1995, $210,845 in 1994, and $199,416 in 1993.

     Had the acquisitions that occurred during the year ended December 31, 1995 been consummated on January 1, 1994, unaudited pro forma net revenues for 1995 and 1994 would have been $2,102,157 and $1,943,317, respectively, and unaudited pro forma net earnings would have been $113,676 and $110,706, respectively.

     Had the acquisitions that occurred during the year ended December 31, 1994 been consummated on January 1, 1993, unaudited pro forma net revenues for 1994 and 1993 would have been $1,889,069 and $1,673,389, respectively, and unaudited pro forma net earnings would have been $119,102 and $105,264, respectively.

NOTE 4. OTHER BALANCE SHEET ITEMS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
Inventories
  Raw materials........................................................  $  9,023     $ 10,016
  Manufactured goods in process........................................     3,035        3,911
  Manufactured and purchased inventory available for sale..............    32,980       36,249
                                                                         --------     --------
                                                                           45,038       50,176
  Health care supplies.................................................    27,453       31,491
                                                                         --------     --------
          Total........................................................  $ 72,491     $ 81,667
                                                                         ========     ========
Other Current Assets
  Miscellaneous accounts receivable....................................  $ 20,984     $ 26,182
  Deposits and prepaid expenses........................................    30,851       25,365
                                                                         --------     --------
          Total........................................................  $ 51,835     $ 51,547
                                                                         ========     ========

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
Excess of Cost Over the Fair Value of Net Assets Acquired and
  Other Intangible Assets
  Goodwill, less accumulated amortization of $54,236 and $35,400.......  $597,486     $462,265
  Patient relationships, less accumulated amortization of $106,169 and
     $83,341...........................................................   122,863      144,642
  Other intangible assets, less accumulated amortization of $87,239 and
     $82,916...........................................................   234,462      158,840
                                                                         --------     --------
          Total........................................................  $954,811     $765,747
                                                                         ========     ========
Accrued Liabilities
  Accrued salaries and wages...........................................  $ 31,970     $ 28,742
  Accrued physician compensation.......................................    22,460       47,700
  Accounts receivable credit balances..................................    37,084       37,760
  Accrued operating expenses...........................................    38,378       31,374
  Accrued insurance....................................................    53,124       34,601
  Accrued bonus and incentive compensation.............................    11,391       14,264
  Other................................................................    26,364       20,721
                                                                         --------     --------
          Total........................................................  $220,771     $215,162
                                                                         ========     ========

     Accounts receivable credit balances principally reflect overpayments from third party payors in the process of repayment.

NOTE 5. SALE OF ACCOUNTS RECEIVABLE

     During 1991, NMC entered into an agreement to sell up to $180,000 of an undivided interest in a designated pool of accounts receivable. At December 31, 1995 and 1994, $179,793 had been received pursuant to such sales; these amounts are reflected as reductions to accounts receivable. Under the terms of the agreement, new interests in accounts receivable are sold as collections reduce previously sold accounts receivable. If certain accounts receivable in the pool prove to be uncollectible, other accounts receivable are submitted (to the extent available). The costs related to such sales are expensed as incurred and recorded as interest expense and related financing costs. There were no gains or losses on these transactions.

NOTE 6. DEBT

     Long-term debt consists of:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1995        1994
                                                                          --------     -------
Third-party debt, primarily bank borrowings, at variable interest rates
  (1% - 14%) with various maturities....................................  $207,004     $77,704
Less amounts classified as current......................................   179,101      65,322
                                                                           -------     -------
                                                                          $ 27,903     $12,382
                                                                           =======     =======

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

     Maturities of long-term debt are as follows:

                                   DECEMBER 31,
- ----------------------------------------------------------------------------------
  1996............................................................................  $179,101
  1997............................................................................    25,006
  1998............................................................................     1,233
  1999............................................................................       518
  2000............................................................................       477
  2001 and beyond.................................................................       669
                                                                                     -------
          Total...................................................................  $207,004
                                                                                     =======

     In August 1995, NMC signed an agreement with a bank for a $100,000 line of credit facility bearing interest at prime rate minus an applicable margin or LIBOR plus an applicable margin. At December 31, 1995, NMC had an available balance of $73,500. The line of credit expires on the earlier of April 15, 1996 or the date on which NMC is no longer a subsidiary of Grace Chemicals.

NOTE 7. INCOME TAXES

     Earnings were taxed as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
Domestic...................................................  $237,225     $247,488     $194,202
Foreign....................................................   (31,712)     (33,049)      (3,585)
                                                             --------     --------     --------
          Total............................................  $205,513     $214,439     $190,617
                                                             ========     ========     ========
     The provision for income taxes was as follows:
Current tax expense
  Federal..................................................  $ 91,012     $ 90,557     $ 68,917
  State....................................................    23,271       26,526       17,776
  Foreign..................................................     5,361        4,714        2,606
                                                             --------     --------     --------
          Total current....................................   119,644      121,797       89,299
Deferred tax (benefit) expense
  Federal..................................................    (9,287)      (4,867)      (2,887)
  State....................................................    (3,271)      (4,725)         661
  Foreign..................................................     1,530           17         (228)
                                                             --------     --------     --------
          Total deferred...................................   (11,028)      (9,575)      (2,454)
                                                             --------     --------     --------
          Total provision..................................  $108,616     $112,222     $ 86,845
                                                             ========     ========     ========

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

     Deferred tax liabilities (assets) are comprised of the following:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                          1995          1994
                                                                        ---------     --------
Allowance for doubtful accounts.......................................  $ (35,365)    $(29,534)
Insurance liability...................................................    (15,220)     (10,604)
Deferred compensation.................................................    (17,072)     (19,032)
Pension and benefit accruals..........................................     (4,061)      (1,803)
Accrued interest......................................................     (4,792)      (4,237)
Inventory/general reserves............................................     (8,606)      (6,646)
Investment basis difference...........................................     (9,235)          --
Loss carryforwards....................................................    (10,265)      (6,467)
                                                                        ---------     --------
          Gross deferred tax assets...................................   (104,616)     (78,323)
Deferred tax assets valuation allowance...............................     19,500        6,467
                                                                        ---------     --------
          Deferred tax assets.........................................    (85,116)     (71,856)
                                                                        ---------     --------
Depreciation and amortization.........................................     50,830       55,724
Other temporary differences...........................................      1,203        2,324
                                                                        ---------     --------
          Gross deferred tax liabilities..............................     52,033       58,048
                                                                        ---------     --------
          Net deferred tax assets.....................................  $ (33,083)    $(13,808)
                                                                        =========     ========

     The provision for income taxes differs from the amount of income taxes determined by applying the applicable statutory Federal income tax rate to pretax earnings as a result of the following differences:

                                                                      YEAR ENDED DECEMBER
                                                                              31,
                                                                     ----------------------
                                                                     1995     1994     1993
                                                                     ----     ----     ----
    Statutory federal tax rate.....................................  35.0%    35.0%    35.0%
    State income taxes, net of Federal tax benefit.................   6.3      6.6      6.3
    Amortization of goodwill.......................................   2.0      3.3      2.8
    Foreign goodwill impairment....................................   --       4.5      --
    Foreign taxes..................................................   2.4      0.6      0.3
    Increase in valuation allowance................................   6.3      2.0      0.9
    Other..........................................................   0.9      0.3      0.3
                                                                     ----     ----     ----
                                                                        -        -        -
    Effective tax rate.............................................  52.9%    52.3%    45.6%
                                                                     =====    =====    =====

     The net increases in the valuation allowance for deferred tax assets were $13,033, $4,257, and $2,210 in 1995, 1994, and 1993, respectively. These increases relate to a reduction in the carrying amounts of assets, and loss carryforwards of certain foreign subsidiaries for which related deferred tax benefits are not expected to be utilized and for which full valuation allowances have been provided.

     Provision has not been made for additional federal, state or foreign taxes on $20,648 of undistributed earnings of foreign subsidiaries. Those earnings have been and will continue to be reinvested. The earnings could become subject to additional tax if they were remitted as dividends, if foreign earnings were loaned to the Company or a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. The Company estimates that the distribution of these earnings would result in $4,398 of additional foreign withholding taxes and additional federal income taxes to the extent they are not offset by foreign tax credits.

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

     The Company increased its federal and state deferred tax liability in 1993 as a result of legislation enacted during 1993 increasing the federal corporate tax rate from 34% to 35% commencing in 1993.

     At December 31, 1995 there were approximately $68,634 of foreign net operating loss carryforwards, the majority of which have no expiration period.

NOTE 8. PROPERTIES AND EQUIPMENT

                                                                        DECEMBER 31,
                                                                   -----------------------
                                                                     1995          1994
                                                                   ---------     ---------
    Land and improvements........................................  $   8,167     $   7,997
    Buildings....................................................     28,033        27,917
    Capitalized lease property...................................     13,098         6,708
    Leasehold improvements.......................................    161,282       134,422
    Equipment and furniture......................................    389,626       312,392
    Construction in progress.....................................     15,743        15,435
                                                                   ----------    ----------
                                                                     615,949       504,871
    Accumulated depreciation and amortization....................   (238,621)     (192,048)
                                                                   ----------    ----------
              Properties and equipment, net......................  $ 377,328     $ 312,823
                                                                   ==========    ==========

     Depreciation and amortization expense relating to properties and equipment amounted to $62,686, $53,011, and $43,856 in 1995, 1994 and 1993 respectively.

  Leases

     Future minimum payments under noncancelable leases (principally for clinics and offices) as of December 31, 1995 are as follows:

                                                              OPERATING  CAPITAL
                                                               LEASES    LEASES     TOTAL
                                                              --------   -------   --------
    1996....................................................  $ 37,611   $ 5,318   $ 42,929
    1997....................................................    34,190     4,246     38,436
    1998....................................................    27,451     2,095     29,546
    1999....................................................    20,312     1,235     21,547
    2000....................................................    15,448       500     15,948
    2001 and beyond.........................................    34,771     1,401     36,172
                                                              --------    ------   --------
    Total minimum payments..................................  $169,783    14,795   $184,578
                                                              ========             ========
    Less interest and operating costs.......................               2,892
                                                                          ------
    Present value of minimum lease payments ($4,387 payable
      in 1996)..............................................             $11,903
                                                                          ======

     Rental expense for operating leases was $80,356 in 1995, $56,712 in 1994 and $46,229 in 1993. Amortization of properties under capital leases amounted to $2,872 in 1995, $1,005 in 1994 and $1,057 in 1993.

     Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expenses. Options to purchase are also included in some lease agreements, particularly capital leases.

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

NOTE 9. IMPAIRMENT OF ASSETS AND RESTRUCTURING COSTS

     During the year ended December 31, 1994, the Company reviewed its investment in its German renal products manufacturing facilities and determined that goodwill resulting from this 1993 acquisition was permanently impaired. Accordingly, a charge of $27,441 was recorded during the fourth quarter to reflect this impairment. During 1995, following several periods of operating losses, management decided to discontinue its German dialysis machine manufacturing operation and therefore reviewed the carrying value of its related investment. This review indicated that its investment was permanently impaired. Such impairment was recognized one year after the acquisition after the discovery that misrepresentations were made by the seller. Management considered the future cash flows resulting from the use of the related assets and determined that the entire carrying value of such assets, amounting to $7,313, should be written off. In addition, as a result of this decision, a charge of $5,000 was recorded in 1995, comprising inventory write-offs, employee termination benefits and grant repayments. The charge in respect of employee termination benefits amounted to $910 and primarily represents severance pay and other benefits associated with the termination of all remaining 35 employees.

     Similarly, during 1995 the Company recorded a charge of $16,610, after management decided to cease its investment in the polysulfone dialyzer development operations in Ireland. As a result, the carrying value of the fixed assets used in developing the new dialyzer product line of $10,690, was fully written off and accruals in the amount of $5,920 for employee termination benefits, inventory adjustments, grant repayments and other items were made. Employee termination benefits amounted to $716 and were primarily in respect of statutory and voluntary termination payments associated with the termination of 17 employees. At December 31, 1995, the remaining net investment of the operations in Ireland was approximately $4,600. These remaining operations continue to manufacture and distribute other non-polysulfone product lines and other NMC products.

     Through December 31, 1995, the Company did not make any payments against its restructuring reserves.

NOTE 10. EMPLOYEE INCENTIVES

  Long Term Incentive Programs

     The Company has established long-term incentive programs under which certain key executives of NMC are eligible to receive payments based upon the cumulative earnings before interest and taxes of NMC, and, in the case of one executive, the Grace Consolidated Group and the total shareholder return on the Company's common stock over three-year periods. Provisions for the incentive pools are made annually and awards are paid to participants at the end of each three-year period. The earnings for 1995, 1994 and 1993 included charges of $13,000, $3,500, and $1,876 respectively for costs associated with these programs.

     NMC has an additional long-term incentive program for key executives which will be terminated as of the effective date of the Reorganization. Under the terms of the program, payments will be made at the end of each five-year period commencing in 1994 and ending in 1998 based on a multiple of the average earnings before interest and taxes of NMC, as adjusted. The earnings for 1995, 1994 and 1993 included charges of $2,914, $3,266 and $6,921 respectively for costs associated with this program.

  Annual Incentive Compensation Plan

     NMC has an annual incentive compensation plan under which key employees of NMC are eligible to receive bonuses if certain corporate objectives are attained. Normally, awards will not exceed 20% of the eligible employee's base compensation, but discretionary awards for outstanding contributions are authorized under the plan. Awards under the plan totaled $2,931, $5,890 and $5,393 in 1995, 1994 and 1993, respectively.

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

NOTE 11. PENSION

     Substantially all domestic employees are covered by NMC's non-contributory, defined benefit pension plan. Each year NMC contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. Plan assets consist primarily of publicly traded common stock, fixed income securities and cash equivalents.

     Total pension expense includes the following components:

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1995        1994        1993
                                                                -------     -------     -------
Service cost -- benefits earned during the period.............  $ 3,649     $ 5,495     $ 4,654
Interest cost on projected benefit obligation.................    2,891       2,829       2,470
Actual return on plan assets..................................   (3,721)     (3,873)     (3,423)
Net amortization and deferral.................................     (557)       (557)       (332)
                                                                -------      ------      ------
Net pension expense...........................................  $ 2,262     $ 3,894     $ 3,369
                                                                =======      ======      ======

     The funded status of NMC's plan was as follows:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
    Actuarial present value of:
      Vested benefit obligation....................................  $ 32,800     $ 20,952
      Nonvested benefit obligation.................................     3,540        2,954
                                                                     --------     --------
    Accumulated benefit obligation.................................  $ 36,340     $ 23,906
                                                                     ========     ========
      Projected benefit obligation.................................  $(49,271)    $(37,269)
      Plan assets at fair value....................................    43,760       41,577
                                                                     --------     --------
      Plan assets in excess of projected benefit obligation........    (5,511)       4,308
      Unrecognized prior service cost..............................      (224)        (273)
      Unrecognized net (gain) loss.................................     6,656         (125)
      Unamortized net transition asset.............................    (3,071)      (3,583)
                                                                     --------     --------
    (Accrued)prepaid pension cost..................................  $ (2,150)    $    327
                                                                     ========     ========

     The projected benefit obligation was determined using an assumed discount rate of 7.25% in 1995 and 7.5% in 1994, and an assumed long-term rate of compensation increase of 5% in 1995 and 6% in 1994. The assumed long-term rate of return on plan assets was 9.0% in 1995 and 1994.

     NMC does not provide any postretirement benefits to its employees other than those provided under its pension plan.

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

NOTE 12. EQUITY

     Because NMC operated as a wholly owned subsidiary of Grace Chemicals, its equity accounts have been combined and presented as Equity. Subsequent to Grace Chemicals' acquisition of NMC, NMC operations were largely funded by means of intercompany accounts with Grace Chemicals. Therefore, Equity also includes intercompany balances due to Grace Chemicals arising from the funding of NMC as well as balances related to transactions and other charges and credits between the NMC Business and Grace Chemicals as more fully described in Note 14. These special-purpose, consolidated Grace New York financial statements include equity balances related only to NMC. Therefore, changes within the equity accounts of Grace New York related to the declaration and payment of dividends to its common and preferred shareholders, the addition of capital contributions and activity related to the granting and exercising of stock options and the purchase of treasury stock have been excluded since such movements related to the entire Grace Consolidated Group and not to the NMC Business on a stand-alone basis. Similarly, due to the above transactions, it has not been possible to present separately within Equity the retained earnings of Grace New York related to NMC. A summary of changes in Equity is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                          ------------------------------------
                                                            1995          1994          1993
                                                          ---------     ---------     --------
Beginning balance.......................................  $1,162,014    $ 882,948     $533,856
Net earnings............................................     96,897       102,217      103,772
Advances from Grace Chemicals, net......................    106,990       176,849      245,320
                                                          ----------    ----------    --------
Ending Balance..........................................  $1,365,901    $1,162,014    $882,948
                                                          ==========    ==========    ========

     Cumulative translation adjustments for the three years ended December 31, 1995 were as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                    1995       1994       1993
                                                                   ------     ------     ------
Balance, beginning of year.......................................  (2,728)    (2,956)      (459)
Translation adjustments..........................................    (398)       228     (2,497)
                                                                   -------    -------    -------
Balance, end of year.............................................  (3,126)    (2,728)    (2,956)
                                                                   =======    =======    =======

     At December 31, 1995, the components of Grace New York's Equity, excluding Cumulative Translation Adjustment and Retained Earnings, which will remain with Grace New York after the Reorganization described in Note 1, were as follows:

Preferred Stocks, $100 par value
     -- 6% Cumulative (1); 40,000 shares authorized; 36,460 outstanding........        $3,646
     -- 8% Cumulative Class A (2); 50,000 shares authorized; 16,356
      outstanding..............................................................         1,636
     -- 8% Noncumulative Class B (2); 40,000 shares authorized; 21,577
      outstanding..............................................................         2,157
                                                                                    ---------
                                                                                        7,439
Common Stock, $1 par value; 300,000,000 shares authorized; 97,375,000
  outstanding..................................................................        97,375
Paid in Capital................................................................       459,807
Treasury Stock, 53,000 common shares, at cost..................................       (2,389)
                                                                                    ---------
                                                                                     $562,232
                                                                                     ========

- ---------------
(1) 160 votes per share.
(2) 16 votes per share.

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

     The weighted average number of shares of common stock outstanding during 1995, 1994 and 1993 was 95,822,000, 93,936,000 and 91,461,000, respectively.

  Stock Options

     Stock options are granted under the stock incentive plans of companies within the Grace Consolidated Group. At December 31, 1995, options for 5,694,196 shares were outstanding with an average exercise price of $40.45 (of which 4,172,391 were exercisable) and 1,913,163 shares were available for additional grants. Currently outstanding options expire on various dates between February 1996 and July 2005.

     Grace will adopt the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996. However, Grace anticipates that it will continue to follow the measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123.

NOTE 13. FINANCIAL INSTRUMENTS

  Fair Value of Financial Instruments

     At December 31, 1995 and 1994, the carrying value of financial instruments such as cash, cash equivalents, accounts receivable, accounts payable and the current portion of long-term debt approximated their fair values, based on the short-term maturities of these instruments. At December 31, 1995 and 1994, the fair value of long-term debt which approximated carrying value was determined based on expected future cash flows, discounted at market interest rates.

  Foreign Currency Contracts

     Beginning in 1995, NMC financed working capital requirements for its Portuguese operations by means of borrowings denominated in currencies other than the operational currency. NMC hedges its exposure to the foreign exchange risk associated with these borrowings through the use of forward purchase contracts, whereby NMC contracts with the same counterparty as the original borrowing to purchase the currency in which the loan is denominated and sell the operational currency with a maturity date equivalent to the maturity date of the underlying borrowings. The value of these borrowings and associated forward exchange contracts at December 31, 1995 and 1994 amounted to approximately $48,000 and $14,000, respectively. Management estimates that these transactions had a favorable impact on NMC's net interest expense for the year ended December 31, 1995 and 1994 of $288 and $24, respectively. Forward purchases of foreign currency are used solely to manage exposure to fluctuations in foreign currency rates. The carrying value at December 31, 1995, which equalled fair value based on exchange rates at December 31, 1995 and 1994 was a liability of $1,078 and $127, respectively.

  Credit Risk

     The Company is exposed to credit risk to the extent of potential nonperformance by counterparties on financial instruments. The counterparties to the Company's currency exchange contracts comprise a diversified group of major financial institutions, all of which are rated investment grade. As of December 31, 1995, the Company's credit exposure was insignificant and limited to the fair value stated above; the Company believes the risk of incurring losses due to credit risk is remote.

  Market Risk

     Exposure to market risk on financial instruments results from fluctuations in currency rates during the periods in which the contracts are outstanding. The mark-to-market valuations of foreign currency agreements and of associated underlying exposures are closely monitored at all times. The Company uses portfolio

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

sensitivities and stress tests to monitor risk. Overall financial strategies and the effects of using derivatives are reviewed periodically.

NOTE 14. RELATED PARTY TRANSACTIONS AND ALLOCATIONS

  Cash

     NMC has utilized Grace Chemicals' centralized cash management services. Under such service arrangements, excess domestic cash generated by NMC was invested centrally by Grace Chemicals. Additionally, disbursing operations were funded centrally by Grace Chemicals.

  Corporate Services

     In accordance with SAB 55, Grace Chemicals has allocated a portion of its domestic corporate expenses to its business units, including NMC. These expenses have included management and corporate overhead; benefit administration; risk management/insurance administration; tax and treasury/cash management services; environmental services; litigation administration services; and other support and executive functions. Allocations and charges were based on either a direct cost pass through or a percentage allocation for such services provided based on factors such as net sales, management time, or headcount. Such allocations and charges totaled $13,782, $10,853 and $9,423 for the years ended December 31, 1995, 1994 and 1993, respectively.

     Domestic research and development expenses of Grace Chemicals related to NMC's business and allocated to NMC in accordance with SAB 55 totaled $15,942, $21,751 and $22,343 for 1995, 1994 and 1993, respectively.

     Management believes that the basis used for allocating corporate services is reasonable and that the terms of these transactions would not materially differ from those that would result from transactions among unrelated parties.

     Grace Chemicals has also charged NMC for its share of domestic workers' compensation, employee life, medical and dental, and other general business liability insurance premiums and claims which have all been handled by Grace Chemicals on a corporate basis. These charges have been based on NMC's actual and expected future experience, including actual payroll expense, and totaled $34,784, $41,871 and $40,177 for 1995, 1994 and 1993, respectively, and have been included in either cost of health care services or general and administrative expenses, depending upon the nature of the employee's or insured asset's function.

NOTE 15. COMMITMENTS AND CONTINGENCIES

  Contingent Non-NMC Liabilities of Grace New York

     In connection with the Reorganization, Grace Chemicals has agreed to indemnify Grace New York and NMC against all liabilities of Grace New York, whether relating to events occurring before or after the Reorganization, other than liabilities arising from or relating to NMC operations. After the Reorganization, Grace New York will remain contingently liable for certain liabilities with respect to pre-Reorganization matters that are not related to NMC operations. Grace New York believes that in view of the nature of the non-NMC liabilities and the expected impact of the Reorganization on Grace Chemicals' financial position, the risk of significant loss from non-NMC liabilities is remote.

  OIG Investigative Subpoenas

     In October 1995, NMC received five investigative subpoenas from the Office of Inspector General of the U.S. Department of Health and Human Services (the "OIG"). The subpoenas were issued in connection

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

with an investigation being conducted by the OIG, the U.S. Attorney for the District of Massachusetts and others concerning possible violations of federal laws, including the Anti-kickback Statute and the False Claims Act. The subpoenas call for extensive document production relating to various aspects of NMC's business.

     The five subpoenas cover the following areas: (a) NMC's corporate management, personnel and employees, organizational structure, financial information and internal communications; (b) NMC's dialysis services business, principally medical director contracts and compensation; (c) NMC's treatment of credit balances resulting from overpayments received under the Medicare end stage renal disease (ESRD) program, NMC's billing for home dialysis services and payment of supplemental medical insurance premiums on behalf of indigent patients; (d) NMC's LifeChem laboratory business ("LifeChem"), including documents relating to testing procedures, marketing, customers, competition and certain overpayments totalling approximately $4,900 that were received by LifeChem from the Medicare program with respect to laboratory services rendered between 1989 and 1993; and (e) NMC's Homecare Division and, in particular, information concerning the intradialytic parenteral nutrition ("IDPN") business described below, including billing practices related to various services, equipment and supplies and payments made by third parties as compensation for administering IDPN therapy.

     The results of the investigation and its impact, if any, cannot be predicted at this time. In the event that a U.S. government agency believes that any wrongdoing has occurred, civil and/or criminal proceedings could be instituted, and if any such proceedings were to be instituted and the outcome were unfavorable, NMC could be subject to substantial fines, penalties and damages or could become excluded from government reimbursement programs. Any such result could have a material adverse effect on NMC's financial position or the results of operations of the Company.

  Omnibus Budget Reconciliation Act of 1993

     The Omnibus Budget Reconciliation Act of 1993 ("OBRA 93") affected the payment of benefits under Medicare and employer health plans for certain eligible ESRD patients. In July 1994, the Health Care Financing Administration ("HCFA") issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by OBRA 93 would be subject to a new 18- month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, the patient's employer health plan was responsible for payment, which was generally at a rate higher than that provided under Medicare.

     In April 1995, HCFA issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. Under the new instruction, no 18-month coordination of benefits period would arise and Medicare would remain the primary payor. HCFA further proposed that its new instruction be effective retroactive to August 1993, the effective date of OBRA 93. Consequently, NMC may be required to refund payments received from employer health plans for services provided after August 1993 under HCFA's original instruction and to re-bill Medicare for the same services, which would result in a cumulative reduction of net revenues to NMC totalling approximately $120,000 as of December 31, 1995. NMC believes that the April 1995 instruction letter issued by HCFA does not constitute a proper notice of final rulemaking and, accordingly, NMC continued to recognize revenues through the end of June 1995. If HCFA's instruction letter is adjudged by the courts to be the equivalent of a notice of proposed rulemaking, then NMC believes that a 60-day comment period would be required before the rule could become effective. Therefore, NMC believes that it would be allowed to recognize the higher reimbursement rate on dual eligible ESRD patients for 60 days subsequent to the HCFA instruction letter, or approximately through July 1, 1995. Effective July 1, 1995, NMC ceased to recognize the incremental revenue realized under the original instruction, which has resulted in a material reduction in

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

NMC's operating earnings in comparison to prior periods in which NMC recognized such incremental revenue. However, NMC continued to bill the employer health plans as primary payors through December 31, 1995, at which time NMC commenced billing Medicare for the patients affected by OBRA 93.

     In May 1995, NMC filed suit in the U.S. District Court for the District of Columbia seeking a declaratory judgment with respect to HCFA's instructions relating to OBRA 93. In June 1995, the court granted NMC's motion for a preliminary injunction to preclude HCFA from retroactively enforcing its new instruction. The litigation is continuing with respect to NMC's request to permanently enjoin HCFA's new instruction, both retroactively and prospectively. While there can be no assurance that a permanent injunction will be issued, NMC believes that it will ultimately prevail in its claim that the retroactive reversal by HCFA of its original instruction relating to OBRA 93 was impermissible under applicable law. If HCFA's revised instruction is upheld and applied retroactively, NMC's business, financial position and results of operations would be materially adversely affected.

  Intradialytic Parenteral Nutrition

     NMC administers IDPN therapy to chronic dialysis patients who suffer from severe gastrointestinal malfunctions. Since late 1993, Medicare claims processors have sharply reduced the number of IDPN claims approved for payment as compared to prior periods. NMC believes that the reduction in IDPN claims currently being paid by Medicare represents an unauthorized policy coverage change. Accordingly, NMC and other IDPN providers are pursuing various administrative and legal remedies, including administrative appeals, to address this reduction. In November 1995, NMC filed a complaint in the U.S. District Court for the Middle District of Pennsylvania seeking a declaratory judgment and injunctive relief to prevent the implementation of this policy coverage change.

     NMC management believes that its IDPN claims are consistent with published Medicare coverage guidelines and ultimately will be approved for payment. Such claims represent substantial accounts receivable of NMC, amounting to approximately $93,000 (net of a reserve of $21,000) and $28,000 (net of a reserve of $6,000) as of December 31, 1995 and 1994, respectively, and currently increasing at the rate of approximately $6,000 per month. If NMC is unable to collect its IDPN receivable, or if IDPN coverage is reduced or eliminated, depending on the amount of the receivable that is not collected and/or the nature of the coverage change, NMC's business, financial position and results of operations could be materially adversely affected.

     In May 1995 the Medicare claims processors circulated a draft coverage policy which, if implemented in the form proposed, would have limited or precluded continued coverage of parenteral and enteral nutrition ("PEN") therapies, including IDPN therapy. In April 1996, NMC received a copy of a revised final version of the new coverage policy, which is expected to become effective for services billed on and after July 1, 1996. While the new policy permits continued coverage of IDPN and other PEN therapies, and while the potential impact of the new policy is subject to further analysis, NMC believes that the new policy would make it substantially more difficult to qualify patients for future coverage by, among other things, requiring certain patients to undergo onerous and/or invasive tests in order to qualify for coverage. NMC, together with other interested parties, plans to seek to effect certain changes in the new policy and NMC is developing changes to its patient qualification procedures in order to comply with the policy. However, if NMC is unable to achieve changes in the new policy, if physicians and patients fail to accept the new qualification procedures and/or if patients fail to qualify under such procedures, the policy could significantly reduce the number of patients eligible for Medicare coverage of IDPN and other PEN therapies, which would have a material adverse effect on NMC's financial position and its results of operations.

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

  Other Legal Proceedings

     NMC has received multiple subpoenas from a federal grand jury in the District of New Jersey investigating, among other things, NMC's efforts to persuade the U.S. Food and Drug Administration to lift a January 1991 import hold issued with respect to NMC's Dublin, Ireland facility, whether NMC sold defective products, the manner in which NMC handled customer complaints and the development of a new dialyzer product line. Grace has also received two subpoenas relating to this investigation. In February 1996, the U.S. Attorney for the District of New Jersey notified NMC that it is a target of the New Jersey grand jury investigation, insofar as it relates to possible violations of federal criminal law in connection with efforts to affect the January 1991 import hold referred to above; the material element of the import hold was lifted in 1992. In June 1996, NMC received a letter from the U.S. Attorney for the District of New Jersey indicating that the U.S. Attorney had declined to prosecute NMC with respect to a submission related to NMC's effort to lift the import ban. The letter added that NMC remains a subject of a federal grand jury's investigation into other matters. In addition, in December 1994, a subsidiary of NMC received a subpoena from a federal grand jury in the Eastern District of Virginia investigating the contractual relationships between subsidiaries of NMC that provide dialysis services and third parties that provide medical directorship and related services to those subsidiaries. Legal and consulting compliance costs relating to the U.S. Food and Drug Administration warning letter and import alerts were approximately $6.9 million in 1994. The outcome of these investigations and their impact, if any, on NMC's business, financial condition and results of operations cannot be predicted at this time. However, the Company believes that neither the Company nor any of its employees committed any violations of law. Accordingly, the Company does not believe that the results of these investigations will have a material adverse effect on the Company's financial position and results of operations.

     The Company also is subject to claims and suits arising in the ordinary course of business, such as malpractice claims, the ultimate resolution of which would not, in the Company's opinion, have a material adverse effect on the Company's financial condition or results of operations.

  Insurance

     The Company is largely self-insured through an arrangement with Grace Chemicals for group health, workers compensation, medical malpractice, auto and general liability. Provisions for losses expected under these programs are recorded currently based upon Grace Chemicals' and NMC's estimates of the aggregate liability for claims incurred.

NOTE 16. SIGNIFICANT CUSTOMER RELATIONS

     Approximately 62% of the Company's net revenues are paid by and subject to regulations under governmental programs, primarily Medicare and Medicaid. The Company maintains reserves for losses related to these programs, including uncollectible accounts receivable, and such losses have been within management's expectations.

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

NOTE 17. INDUSTRY SEGMENTS AND INFORMATION ABOUT FOREIGN OPERATIONS

     The table below provides information pertaining to the Company's operations by geographic area.

                                                UNITED
                                                STATES         EUROPE         OTHER           TOTAL
                                              -----------     --------     ------------     ----------
Net revenues.......................  1995     $ 1,868,882     $125,153       $ 38,703       $2,032,738
                                     1994       1,724,508       79,569         14,127        1,818,204
                                     1993       1,395,552       58,598          1,445        1,455,595
Earnings before income taxes.......  1995         234,860      (32,415)         3,068          205,513
                                     1994         247,361      (36,654)         3,732          214,439
                                     1993         197,958       (8,296)           955          190,617
Assets.............................  1995       1,675,667      242,393         80,084        1,998,144
                                     1994       1,440,866      178,749         24,199        1,643,814
                                     1993       1,114,260      123,145          7,920        1,245,325

     The table below provide information pertaining to the Company's two industry segments.

                                                                                LESS:
                                                 HEALTH CARE     MEDICAL     INTERSEGMENT
                                                  SERVICES       SUPPLIES       SALES           TOTAL
                                                 -----------     -------     ------------     ---------
Net Revenues..........................  1995      1,884,748      300,001        152,011       2,032,738
                                        1994      1,681,039      279,474        142,309       1,818,204
                                        1993      1,292,951      279,927        117,283       1,455,595
Earnings before income taxes..........  1995        223,094      (17,581)            --         205,513
                                        1994        254,772      (40,333)            --         214,439
                                        1993        188,271        2,346             --         190,617
Assets................................  1995      1,855,907      142,237                      1,998,144
                                        1994      1,484,753      159,061                      1,643,814
                                        1993      1,065,230      180,095                      1,245,325
Capital expenditures..................  1995         99,905        2,989                        102,894
                                        1994         78,538        5,960                         84,498
                                        1993         68,712        9,232                         77,944
Depreciation and amortization of
  properties and equipment............  1995         57,783        4,903                         62,686
                                        1994         47,769        5,242                         53,011
                                        1993         38,504        5,352                         43,856

                               W. R. GRACE & CO.

                             (DOLLARS IN THOUSANDS)

NOTE 18. QUARTERLY SUMMARY (UNAUDITED)

                                                  1ST QTR.     2ND QTR.     3RD QTR.     4TH QTR.
                                                  --------     --------     --------     --------
1995
Net revenues....................................  $478,058     $506,683     $505,459     $542,538
Cost of health care services and medical
  supplies......................................   276,601      289,008      290,409      320,075
Operating expenses..............................   147,884      145,733      167,549      164,432
Interest expense, net...........................     5,750        5,791        5,387        8,606
                                                  --------     --------     --------     --------
  Total expenses................................   430,235      440,532      463,345      493,113
                                                  --------     --------     --------     --------
Earnings before Income Taxes....................    47,823       66,151       42,114       49,425
Provision for Income Taxes......................    21,807       30,111       21,865       34,833
                                                  --------     --------     --------     --------
Net earnings....................................  $ 26,016     $ 36,040     $ 20,249     $ 14,592
                                                  ========     ========     ========     ========
1994
Net revenues....................................  $390,618     $443,177     $479,121     $505,288
Cost of health care services and medical
  supplies......................................   234,149      255,189      262,990      274,491
Operating expenses..............................   116,224      136,504      137,810      170,535(1)
Interest expense, net...........................     3,394        3,197        3,233        6,049
                                                  --------     --------     --------     --------
  Total expenses................................   353,767      394,890      404,033      451,075
                                                  --------     --------     --------     --------
Earnings before Income Taxes....................    36,851       48,287       75,088       54,213
Provision for Income Taxes......................    17,931       23,227       34,215       36,849
                                                  --------     --------     --------     --------
Net earnings....................................  $ 18,920     $ 25,060     $ 40,873     $ 17,364
                                                  ========     ========     ========     ========

- ---------------

(1) Includes a charge of $27,441 to reflect the impairment of the goodwill in the Company's German renal products manufacturing facilities (Note 9).

NOTE 19. SUBSEQUENT EVENT -- GUARANTEE (UNAUDITED)

     Fresenius Medical Care and Grace New York have agreed to provide the United States government, upon consummation of the Reorganization described in Note 1, with a joint and several guarantee of payment of the obligations, if any, arising out of the investigation by the OIG described in Note 15. In support of this guarantee, NMC has agreed to deliver to the government, on or prior to the consummation of the Reorganization, an irrevocable standby letter of credit in the amount of $150 million.

                        THIS PAGE INTENTIONALLY OMITTED

                               W. R. GRACE & CO.
          SPECIAL-PURPOSE, CONSOLIDATED INTERIM STATEMENTS OF EARNINGS
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                       -----------------------
                                                                         1996           1995
                                                                       --------       --------
NET REVENUES
  Health care services...............................................  $488,371       $444,480
  Medical supplies...................................................    39,920         33,578
                                                                       ----------     ----------
                                                                        528,291        478,058
                                                                       ----------     ----------
EXPENSES
  Cost of health care services.......................................   287,531        251,788
  Cost of medical supplies...........................................    27,902         24,813
  General and administrative expenses................................   101,447         92,251
  Provision for doubtful accounts....................................    21,486         19,399
  Depreciation and amortization......................................    30,628         25,915
  Research and development...........................................       686            771
  Allocation of Grace Chemicals expenses.............................     2,017          9,548
  Interest expense, net, and related financing costs.................     7,004          5,750
                                                                       ----------     ----------
                                                                        478,701        430,235
                                                                       ----------     ----------
EARNINGS BEFORE INCOME TAXES.........................................    49,590         47,823
PROVISION FOR INCOME TAXES...........................................    23,145         21,807
                                                                       ----------     ----------
NET EARNINGS.........................................................  $ 26,445       $ 26,016
                                                                       ==========     ==========
Earnings per share...................................................  $   0.27       $   0.27

   See accompanying Notes to Special-Purpose, Consolidated Interim Financial
                                  Statements.

                               W. R. GRACE & CO.

              SPECIAL-PURPOSE, CONSOLIDATED INTERIM BALANCE SHEET
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                                   MARCH 31,
                                                                                      1996
                                                                                   ----------
ASSETS
Current Assets:
  Cash and cash equivalents....................................................    $   33,855
  Accounts receivable, less allowances of $122,249.............................       430,013
  Inventories..................................................................        72,458
  Deferred income taxes........................................................        90,280
  Other current assets.........................................................        64,252
                                                                                   ----------
     Total Current Assets......................................................       690,858
                                                                                   ----------
Properties and equipment, net..................................................       384,163
                                                                                   ----------
Other Assets:
  Excess of cost over the fair value of net assets acquired and other
     intangible assets, net of accumulated amortization of $260,599............       962,831
  Other assets and deferred charges............................................        21,625
                                                                                   ----------
     Total Other Assets........................................................       984,456
                                                                                   ----------
Total Assets...................................................................    $2,059,477
                                                                                   ==========
LIABILITIES AND EQUITY
Current Liabilities:
  Current portion of long-term debt and capitalized lease obligations..........    $  158,202
  Accounts payable.............................................................       110,499
  Accrued liabilities..........................................................       190,948
  Accrued income taxes.........................................................        13,573
                                                                                   ----------
     Total Current Liabilities.................................................       473,222
Long-term debt.................................................................        22,321
Capitalized lease obligations..................................................         5,969
Deferred income taxes..........................................................        64,618
Other liabilities..............................................................        34,702
                                                                                   ----------
     Total Liabilities.........................................................       600,832
                                                                                   ----------
Commitments and Contingencies (Note 3)
Equity:
  Equity.......................................................................     1,461,714
  Cumulative translation adjustment............................................        (3,069)
                                                                                   ----------
     Total Equity..............................................................     1,458,645
                                                                                   ----------
Total Liabilities and Equity...................................................    $2,059,477
                                                                                   ==========

   See accompanying Notes to Special-Purpose, Consolidated Interim Financial
                                  Statements.

                               W. R. GRACE & CO.

         SPECIAL-PURPOSE, CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                          THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                        ----------------------
                                                                          1996         1995
                                                                        ---------    ---------
Cash Flows Provided by Operating Activities:
  Net earnings........................................................  $  26,445    $  26,016
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization....................................     30,629       25,915
     Provision for doubtful accounts..................................     21,486       19,399
     Provision for deferred income taxes..............................     (1,911)      (5,918)
     Loss on disposal of properties and equipment.....................      1,136          399
Changes in operating assets and liabilities, net of effects of purchase acquisitions and foreign exchange:
     Increase in accounts receivable..................................    (43,070)     (19,864)
     Decrease (increase) in inventories...............................        249       (4,505)
     Increase in other current assets.................................    (12,347)     (13,043)
     Increase (decrease) in accounts payable..........................      5,764      (17,231)
     Increase in accrued income taxes.................................     10,350       10,781
     Decrease in accrued liabilities..................................    (30,841)     (21,116)
     Increase in other long-term liabilities..........................      4,261        4,103
     Increase in other assets and deferred charges....................     (1,930)      (1,495)
     Other, net.......................................................        361       (3,410)
                                                                        ---------    ---------
  Net cash provided by operating activities...........................     10,582           31
                                                                        ---------    ---------
Cash Flows from Investing Activities:
     Capital expenditures.............................................    (24,584)     (27,682)
     Payments for acquisitions, net of cash acquired..................    (24,681)     (40,117)
     Payments for physicians' contract agreements.....................         --       (2,900)
                                                                        ---------    ---------
  Net cash used in investing activities...............................    (49,265)     (70,699)
                                                                        ---------    ---------
Cash Flows from Financing Activities:
     Advances from Grace Chemicals, net...............................     69,367       44,127
     Proceeds on issuance of debt.....................................     94,332       18,192
     Payments on debt and capitalized leases..........................   (126,746)      (4,364)
                                                                        ---------    ---------
  Net cash provided by financing activities...........................     36,953       57,955
                                                                        ---------    ---------
Effects of changes in foreign exchange rates..........................      2,055       (3,619)
                                                                        ---------    ---------
Increase (decrease) in cash and cash equivalents......................        325      (16,332)
Cash and cash equivalents at beginning of period......................     33,530       39,758
                                                                        ---------    ---------
Cash and cash equivalents at end of period............................  $  33,855    $  23,426
                                                                        =========    =========
Supplemental disclosures of cash flow information:
Cash paid during the period for:
     Interest.........................................................  $   6,828    $   5,944
     Income taxes.....................................................      3,665        3,574

   See accompanying Notes to Special-Purpose, Consolidated Interim Financial
                                  Statements.

                                W.R. GRACE & CO.

      NOTES TO SPECIAL-PURPOSE, CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

NOTE 1. BASIS OF PRESENTATION

     The Special-Purpose, Consolidated Interim Financial Statements of W. R. Grace & Co. ("Grace New York") and National Medical Care, Inc. and its subsidiaries ("NMC" and together with Grace New York, the "Company") have been prepared by the Company in accordance with the accounting policies stated in the historical Special-Purpose, Consolidated Financial Statements and should be read in conjunction with the Notes to Special-Purpose, Consolidated Financial Statements appearing therein. In the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation have been included in the interim financial statements. The results for the three month period ended March 31, 1996 may not necessarily be indicative of the results for the fiscal year ending December 31, 1996.

NOTE 2. INVENTORIES

                                                                                     MARCH
                                                                                    31, 1996
                                                                                    --------
  Raw materials.................................................................    $  9,127
  Manufactured goods in process.................................................       2,354
  Manufactured and purchased inventory available for sale.......................      32,472
                                                                                    --------
                                                                                      43,953
  Health care supplies..........................................................      28,505
                                                                                    --------
          Total.................................................................    $ 72,458
                                                                                    ========

NOTE 3. COMMITMENTS AND CONTINGENCIES

     See Note 15 to the historical Special-Purpose, Consolidated Financial
                                  Statements.

                        THIS PAGE INTENTIONALLY OMITTED

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fresenius Aktiengesellschaft
Bad Homburg v.d. Hohe, Germany:

     We have audited the accompanying combined balance sheets of Fresenius Worldwide Dialysis, a business unit of Fresenius Aktiengesellschaft, Bad Homburg v.d. Hohe, Germany, as of December 31, 1995 and 1994 and the related combined statements of operations and net assets and cash flows for the years then ended. In connection with our audits of the combined financial statements, we have also audited the accompanying financial statement schedule. These combined financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Fresenius Worldwide Dialysis as of December 31, 1995 and 1994 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG Deutsche Treuhand-Gesellschaft
                                          Aktiengesellschaft
                                          Wirtschaftsprufungsgesellschaft

April 25, 1996
Frankfurt am Main, Germany

                          FRESENIUS WORLDWIDE DIALYSIS

                COMBINED STATEMENTS OF OPERATIONS AND NET ASSETS
                     YEARS ENDED DECEMBER 31, 1995 AND 1994
                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

                                                                           1995         1994
                                                                         --------     --------
Net sales..............................................................  $896,540     $719,843
Cost of sales..........................................................   514,080      419,378
                                                                         --------     --------
  Gross profit.........................................................   382,460      300,465
Operating expenses:
  Selling, general and administrative..................................   242,990      195,227
  Research and development.............................................    17,292       16,937
                                                                         --------     --------
  Operating income.....................................................   122,178       88,301
Other (income) expense:
  Interest income......................................................    (1,252)      (1,446)
  Interest expense.....................................................    14,316       12,009
  Other, net...........................................................    (6,289)      (6,084)
                                                                         --------     --------
  Income before income taxes...........................................   115,403       83,822
Income tax expense.....................................................    40,577       29,179
                                                                         --------     --------
  Income before minority interest......................................    74,826       54,643
Minority interest......................................................     5,111        2,550
                                                                         --------     --------
  Net income...........................................................    69,715       52,093
Net assets at beginning of the year....................................   261,337      200,030
Foreign currency translation adjustments...............................    13,797       16,153
Gain on sales of stock by subsidiary...................................        --        6,805
Net activity with Fresenius............................................   (39,224)     (13,744)
                                                                         --------     --------
Net assets at end of the year..........................................  $305,625     $261,337
                                                                         ========     ========

            See accompanying notes to combined financial statements.

                          FRESENIUS WORLDWIDE DIALYSIS

                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994
                    (THOUSANDS, UNLESS OTHERWISE INDICATED)



                                    ASSETS
                                                                           1995         1994
                                                                         --------     --------
Current assets:
  Cash and cash equivalents............................................  $ 12,091     $ 11,973
  Trade accounts receivable, less allowance for doubtful accounts of
     $12,718 in 1995 and $12,702 in 1994...............................   183,878      157,218
  Inventories, net.....................................................   182,738      150,495
  Prepaid expenses and other current assets............................    15,048       14,435
  Deferred taxes.......................................................     2,019        2,183
                                                                         --------     --------
          Total current assets.........................................   395,774      336,304
Property, plant and equipment, net.....................................   134,767      116,807
Intangible assets, net.................................................    67,260       68,014
Investments in affiliates..............................................    19,121        9,398
Deferred taxes.........................................................     2,710           --
Other assets...........................................................    24,386       12,518
                                                                         --------     --------
                                                                         $644,018     $543,041
                                                                         ========     ========
                             LIABILITIES AND NET ASSETS (EQUITY)
Current liabilities:
  Accounts payable.....................................................  $ 38,360     $ 27,813
  Accrued expenses.....................................................    63,194       55,147
  Short-term borrowings................................................   109,444       85,678
  Current portion of long-term debt and capital lease obligations......    20,195       19,146
  Income taxes payable.................................................       922        3,225
  Other current liabilities............................................    21,312       16,356
                                                                         --------     --------
          Total current liabilities....................................   253,427      207,365
Long-term payable, less current portion................................     1,275        1,861
Long-term debt and capital lease obligations, less current portion.....    38,812       34,522
Non-current borrowing from affiliate...................................       274          274
Other liabilities......................................................     3,322        4,323
Pension liability......................................................    16,767       13,286
Deferred taxes.........................................................        --          878
Minority interest......................................................    24,516       19,195
                                                                         --------     --------
          Total liabilities............................................   338,393      281,704
                                                                         --------     --------
Net assets.............................................................   305,625      261,337
                                                                         --------     --------
                                                                         $644,018     $543,041
                                                                         ========     ========

            See accompanying notes to combined financial statements.

                          FRESENIUS WORLDWIDE DIALYSIS
                       COMBINED STATEMENTS OF CASH FLOWS
                           DECEMBER 31, 1995 AND 1994
                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

                                                                                 1995          1994
                                                                               --------      --------
Cash flows from operating activities:
  Net income................................................................   $ 69,715      $ 52,093
  Adjustments to reconcile net income to net cash and
    cash equivalents provided by operating activities:
    Depreciation and amortization...........................................     41,693        34,945
    Change in deferred tax..................................................     (3,398)        3,996
    Gain on sale of fixed assets............................................       (997)          152
  Changes in assets and liabilities:
    Trade accounts receivable, net..........................................    (18,948)      (12,198)
    Inventories, net........................................................    (25,014)      (15,808)
    Prepaid expenses and other current assets...............................        292        (2,939)
    Other assets............................................................    (10,815)       (6,061)
    Accounts payable and accrued expenses...................................     16,728        13,783
    Other current and non-current liabilities...............................      2,399        (3,928)
    Income taxes payable....................................................     (2,507)         (683)
                                                                               --------      --------
         Net cash provided by operating activities..........................     69,148        63,352
                                                                               --------      --------
Cash flows from investing activities:
  Purchases of property, plant and equipment................................    (92,906)      (59,545)
  Proceeds from sale of property, plant and equipment.......................     42,673         1,803
  Acquisitions and capital increases in affiliates..........................    (10,087)       (5,972)
                                                                               --------      --------
    Net cash used in investing activities...................................    (60,320)      (63,714)
                                                                               --------      --------
Cash flows from financing activities:
  Proceeds from short-term borrowings.......................................   $149,405      $123,208
  Repayments of short-term borrowings.......................................   (129,052)     (119,672)
  Decrease in long-term payable.............................................       (586)         (556)
  Proceeds from long-term debt and capital lease obligations................     20,163        15,058
  Principal payments of long-term debt and capital lease obligations........    (20,264)      (21,750)
  Proceeds from issuance of common stock....................................      1,939        16,322
  Net activity with Fresenius...............................................    (36,894)      (14,727)
  Change in minority interest...............................................      6,229         2,550
                                                                               --------      --------
         Net cash used in financing activities..............................     (9,060)          433
                                                                               --------      --------
Net (decrease) increase in cash and cash equivalents........................       (232)           71
Effect of exchange rates on cash and cash equivalents.......................        350           511
Cash and cash equivalents at beginning of year..............................     11,973        11,391
                                                                               --------      --------
Cash and cash equivalents at end of year....................................   $ 12,091        11,973
                                                                               ========      ========
Supplementary cash flow information:
  Cash paid for interest....................................................   $ 17,109        13,684
                                                                               ========      ========
  Cash paid for income taxes................................................   $ 38,070        28,496
                                                                               ========      ========
Supplementary schedule of non-cash financing activities:
  Acquisition of equipment through obligations under capital leases.........   $  9,071         7,383
                                                                               ========      ========
  Disposal of assets under capital leases...................................   $    255           135
                                                                               ========      ========
  Acquisition of license technology in exchange for inventory and debt......   $     --      $    908
                                                                               ========      ========

            See accompanying notes to combined financial statements.

                          FRESENIUS WORLDWIDE DIALYSIS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

1.  BASIS OF PRESENTATION

     On February 4, 1996, Fresenius Aktiengesellschaft, Bad Homburg v.d. Hohe, Germany, ("Fresenius") and W. R. Grace & Co. ("Grace") entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") under which they agreed to combine Fresenius' Worldwide Dialysis businesses ("FWD" or the "Company") with the health care business of Grace conducted by its subsidiary National Medical Care, Inc. ("NMC"). Pursuant to the Reorganization Agreement, Fresenius will contribute FWD into a wholly owned dormant subsidiary, Sterilpharma GmbH, which will, thereafter, change its name to "Fresenius Medical Care AG" ("FMC"). The Reorganization Agreement further provides that, subsequent to the spin-off to Grace's common shareholders of the subsidiaries comprising Grace's non-health care business, a subsidiary of FMC will be merged into Grace (whose name will be changed to "Fresenius National Medical Care, Inc.") and the common stock of Grace will be exchanged for ordinary shares of FMC.

     Under the terms of the Reorganization Agreement, Fresenius will contribute FWD's operations located principally in the following countries to FMC:

    Germany                                   Austria
    Belgium                                   Brazil(2)
    France(1)(2)                              Italy(1)
    Japan                                     The Netherlands
    Spain                                     Switzerland
    United Kingdom(2)                         United States of America

     (1) Includes Fresenius shared production facilities which will be transferred to FMC and at which FMC will manufacture products for Fresenius. See Shared Production Facilities below.

     (2) Excludes Fresenius shared production facilities at which Fresenius will manufacture products for FWD under contractual arrangements. See Shared Production Facilities below.

     The accompanying combined financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis which reflects the combined historical financial statements of FWD, including Sterilpharma GmbH, assuming that the Company, currently a business unit of Fresenius, was organized for all periods presented as follows as a separate legal entity, owning certain net assets and certain subsidiaries and associated companies of Fresenius.

  (a) Shared Production Facilities

     The Company shares certain manufacturing facilities with Fresenius' non-FWD businesses. In connection with the Reorganization Agreement, in each situation where facilities are currently shared (see above), post-Reorganization Agreement ownership of the location or manufacturing facility (collectively, the "Facility") will be retained by Fresenius or contributed to FWD. The accompanying combined balance sheets include, for those Facilities which will be retained by FWD, land, buildings, related manufacturing assets; raw materials and work-in-process inventories; and accounts payable and accrued expenses related to those fixed assets and inventory. In addition, the balance sheets exclude the land, buildings, related manufacturing assets; raw materials and work-in-process inventories; and accounts payable and accrued expenses related to those fixed assets and inventory for Facilities which will be retained by Fresenius.

     Production and related services rendered by FWD at shared Facilities to Fresenius are effectively allocated to Fresenius at fully absorbed cost and, accordingly, are accounted for as an inventory transfer through the statement of operations. Such production rendered by Fresenius at shared Facilities on behalf of FWD are also effectively allocated to FWD at fully absorbed cost. For the years ended December 31, 1995 and 1994, the aggregate costs that were allocated to Fresenius by FWD for production and related services at shared facilities were $14,628 and $13,417, respectively, while the aggregate production costs that were

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

allocated to FWD from Fresenius for the years ended December 31, 1995 and 1994 were $35,700 and $33,001, respectively. Prior to the transaction contemplated by the Reorganization Agreement, the Company will enter into contractual agreements with Fresenius to commit to sell to and purchase from Fresenius production at amounts to be negotiated.

  (b) Real Estate Located in Germany

     Under the terms of the Reorganization Agreement, certain land and manufacturing and office buildings located in Germany will be retained by Fresenius and leased to FWD under operating lease agreements. Accordingly, such land and buildings have been excluded from the accompanying combined balance sheets. The accompanying combined statements of operations include for the year ended December 31, 1995 and 1994, $1,575 and $1,025, respectively, of depreciation expense related to such facilities representing an assumed charge to FWD from Fresenius for the use of the land and buildings. Subsequent to consummation of the transaction contemplated by the Reorganization Agreement, FWD will pay Fresenius $12,000 per year, escalated annually based upon the German commercial practices for similar real estate, representing a fair market value rental for such properties.

  (c) Shared Services

     Fresenius has provided services to and incurred costs on behalf of the Company. In addition, FWD has provided certain services to Fresenius. The costs of such services, including, but not limited to, administrative services, management information services, employee benefit administration, legal and environmental consultation and administration, insurance, central purchasing, tax services, treasury services, and accounting and reporting have been allocated to the Company. The allocation of the costs and expenses for services from Fresenius to FWD's operations was $51,203 and $45,529 for the years ended December 31, 1995 and 1994, respectively. The allocation of the costs and expenses for services from FWD to Fresenius was $20,093 and $13,405 for the years ended December 31, 1995 and 1994, respectively. The foregoing amounts include Fresenius AG's charges to Fresenius USA, Inc. ("FUSA") for services provided for the years ended December 31, 1995 and 1994 of $2,020 and $107, respectively. These allocations were based upon service contracts between the relevant parties as well as upon methods that management believes are reasonable, including the use of time estimates, headcount and transaction statistics, and similar activity-based data. In the opinion of management of the Company, such expenses are indicative of the actual expenses that would have been incurred if the Company had been operating as an independent entity. Prior to consummation of the transaction contemplated by the Reorganization Agreement, the Company is expecting to enter into service agreements with Fresenius to continue to receive the foregoing services at amounts to be negotiated.

  (d) Intercompany Receivables and Payables and Cash and Cash Equivalents

     In accordance with the terms of the Reorganization Agreement, intercompany receivables and payables between FWD and Fresenius will not be contributed to FMC but will remain with Fresenius. Accordingly, in the accompanying combined balance sheets, intercompany receivables and payables between FWD and Fresenius have been accounted for within net assets.

     In addition, under the terms of the Reorganization Agreement, cash and cash equivalents will not be transferred to FWD but will remain with Fresenius. Accordingly, except in situations where 100% of a legal entity is being contributed into FMC, no cash or cash equivalents have been included in the accompanying combined statement of net assets. In connection with the transaction contemplated by the Reorganization Agreement, the remaining cash included in the accompanying statement of net assets will be transferred to Fresenius.

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Business

     The business of the Company is the development, manufacture and distribution of equipment and related products for all forms of kidney dialysis treatment and the providing of kidney dialysis treatment and related services.

  (b) Principles of Combination

     The combined financial statements include the accounts of FWD as described in Note 1. All significant intercompany transactions and balances have been eliminated. The equity method of accounting is used for investments in associated companies (20% to 50% owned).

  (c) Cash and Cash Equivalents

     Cash and cash equivalents represent cash and certificates of deposit with original maturity dates of three months or less at origination.

  (d) Inventories

     Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value.

  (e) Property, Plant and Equipment

     Property, plant, and equipment are stated at cost. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease.

     Deprecation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 10 to 50 years for buildings and improvements and 3 to 15 years for machinery and equipment. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

     The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 1995 and 1994 was $1,069 and $779, respectively.

  (f) Other Assets

     In 1995, FUSA completed construction of a dialyser plant addition to its manufacturing facility in Ogden, Utah. Included in other assets are $6,375 of validation costs, net of accumulated amortization of $267, incurred to qualify the products and the associated manufacturing processes for approval by the U.S. Food and Drug Administration. Such costs are being amortized on a straight-line basis over an estimated useful life of 3 years upon commencement of manufacturing.

  (g) Intangible Assets

     Intangible assets consist of goodwill (the excess of cost over net assets acquired), manufacturing technology, patents, distribution rights, licenses and other intangible assets. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets ranging from four to twenty-five years.

     The Company assesses the recoverability of intangible assets by determining whether the amortization of the asset's balance over its remaining useful life can be recovered through projected undiscounted cash flows.

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

  (h) Derivative Financial Instruments

     Forward currency contracts -- Gains and losses on forward currency contracts that are designated and effective as hedges of existing assets, liabilities and firm commitments are deferred and recognized along with the effects of the hedged transaction. Gains and losses on other forward currency contracts are recognized at each reporting period.

     Interest rate swaps -- Interest rate agreements that are designated as a hedge of a debt or other long-term obligations are accounted for on an accrual basis. That is, the interest payable and interest receivable under the swaps terms are accrued and recorded as an adjustment to the interest or rent expense of the designated liability or obligations.

     Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date on amounts computed by reference to the respective interest rate swap contract. Realized gains and losses that occur from the early termination or expiration of contracts are recorded in income over the remaining period of the original swap agreement.

  (i) Foreign Currency Translation

     For purposes of these combined financial statements, the U.S. Dollar has been used as the reporting currency. The financial statements of entities in other currencies than U.S. Dollars have been translated into U.S. Dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". Assets and liabilities of entities with "functional" currencies other than the U.S. Dollar are translated at the year end rate of exchange. Income and expense and cash flow items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded directly to Net Assets.

  (j) Revenue Recognition Policy

     Revenues are recognized when title to the product has passed to the buyer, either at the time of shipment or upon receipt by the customer.

  (k) Research and Development Expenses

     Research and development expenses are expensed as incurred.

  (l) Income Taxes

     The Company represents a business unit of Fresenius. In Germany the Company is a division of Fresenius and as such does not file separate income tax returns. This is also true in Austria, Great Britain, Belgium, Japan and Brazil. In such cases, the Company's income tax provision is computed as if it were a separate company. In the United States, Switzerland, France, Italy, the Netherlands and Spain, the Company operates as a separate subsidiary of Fresenius and, as such, files income tax returns in such countries. Income taxes payable in the accompanying balance sheets relates solely to tax liabilities of the Company's subsidiaries in countries where the subsidiary files an income tax return.

     In accordance with SFAS No. 109, "Accounting for Income Taxes", deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Current taxes in Germany are computed on the basis of the

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

assumption that all current earnings are distributed currently. Deferred taxes in Germany are calculated using the "undistributed earnings" tax rate.

  (m) Sale of Stock by Subsidiaries

     The excess or deficiency of the proceeds from the sales of shares of a subsidiary and the Company's basis in the shares of the subsidiary is recognized by the Company as a capital transaction directly in net assets.

  (n) Use of Estimates

     The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (o) Concentration of Credit Risk

     The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis equipment principally to health care providers throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

  (p) Minority Interest

     Minority interest represents the separate public ownership of the outstanding shares of FUSA of 29.1%.

  (q) Net Assets

     At each balance sheet date presented, net assets represent the excess of assets over liabilities to unrelated third-parties of the business units included in FWD discussed in Note 1 to these combined financial statements. Intercompany transactions and charges between FWD and Fresenius have also, effectively, been accounted for within net activity with Fresenius. For the years ended December 31, 1995 and 1994 the net activity with Fresenius resulting from intercompany transactions and charges was credits of $9,960 and $19,321, respectively.

3.  RELATED PARTY TRANSACTIONS

  (a) Sales to Non-FWD Businesses

     During the years ended December 31, 1994 and 1995, FWD recognized $19,112 and $10,954 of sales to non-FWD businesses of Fresenius.

  (b) Financial Support

     Fresenius has provided substantial financial support to FUSA, a majority owned entity included within FWD. This support has included guarantees of letters of credit in connection with FUSA's previously outstanding industrial revenue bonds, providing credit support to assist in securing lines of credit, participating in and assisting with foreign exchange contracts as well as various miscellaneous general management assistance.

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

  (c) Registration Rights Agreement

     Fresenius and FUSA are party to a Registration Rights Agreement, dated February 24, 1993. This agreement grants Fresenius demand registration rights with respect to all shares of FUSA common stock held by Fresenius on February 24, 1993 or issuable to Fresenius upon conversion of shares of FUSA Series F preferred stock or exercise of a warrant for 1,700,000 shares issued to Fresenius in connection with an acquisition (collectively, the "Registrable Shares"). FUSA is to pay all expenses in connection with the first such registration. A holder of Registrable Shares may also request that FUSA include its Registrable Shares in registration statements filed by FUSA in connection with a public offering of common stock on behalf of FUSA and/or another holder of FUSA common stock.

  (d) Note Payable to FNA

     In 1991, FUSA used the $11,900 proceeds from the exercise of stock options by Fresenius to reduce its original indebtedness to Fresenius North America, Inc. ("FNA"), a wholly owned subsidiary of Fresenius, to $7,874. During 1992, FUSA issued additional shares of common stock to Fresenius for $7,600, the proceeds of which were used to further reduce FUSA's note payable to FNA. The balances outstanding on the note payable to FNA was $274 at December 31, 1995 and 1994.

  (e) Other

     FUSA provides various administrative services and advances to Fresenius Pharma U.S.A., Inc. ("Fresenius Pharma"), another wholly owned subsidiary of Fresenius. There were no receivables related to these services from Fresenius Pharma at December 31, 1995 and 1994. During 1992, FUSA acquired from Fresenius Pharma the rights to distribute within North America certain transplantation pharmaceutical products of Fresenius. FUSA incurred no costs for the distribution rights under this agreement.

     Pursuant to a series of agreements with Seratonics, Inc. ("Seratonics") and Andersen Group, Inc., entered into in 1985 and extended and amended in 1995, FUSA manages, and acts as sole distributor for the dialyzer reuse business of Seratronics. These arrangements required FUSA to make minimum net payments of $100 per year to Seratronics through February 1995, and starting in March 1995 require FUSA to make minimum payments of $50 per quarter through February 29, 2000. As of February 1995, FUSA has the right to acquire the assets and liabilities of the dialyzer reuse business for a nominal purchase price and, if it exercises this option, its obligation to make the quarterly payments discussed above ends. During 1995 FUSA, as distributor, purchased dialyzer reuse systems and supplies from Seratronics for an aggregate purchase price of approximately $1,600. The results of operations and the assets and liabilities of the Seratronics' reuse business are included in FUSA's combined financial statements. The President and Chief Executive Officer of FUSA is also the President and Chief Executive Officer of Seratronics. A director of FUSA is the President of Andersen Group, Inc. which owns a majority of the outstanding capital stock of Seratronics. A portion of the salary of the President and Chief Executive Officer of FUSA is paid each year by Seratronics.

     A member of FUSA's Board of Directors is also a partner in a law firm which provided certain legal services for FUSA and Fresenius. FUSA paid the law firm approximately $259 and $6 in 1995 and 1994, respectively.

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

4.  INVENTORIES

     As of December 31, inventories consisted of the following:

                                                                   1995         1994
                                                                 --------     --------
        Raw materials and purchased components.................  $ 69,102     $ 53,216
        Work in process........................................    33,667       22,687
        Finished goods.........................................    84,546       77,888
                                                                 ---------    ---------
                                                                  187,315      153,791
        Reserves...............................................    (4,577)      (3,296)
                                                                 ---------    ---------
                  Inventories, net.............................  $182,738     $150,495
                                                                 =========    =========

5.  PROPERTY, PLANT AND EQUIPMENT

     As of December 31, property, plant and equipment consisted of the following:

                                                                 1995          1994
                                                               ---------     ---------
        Land.................................................  $   1,025     $   1,392
        Buildings and improvements...........................     38,252        26,452
        Machinery and equipment..............................    198,412       157,821
        Machinery, equipment and rental equipment
          under capitalized leases...........................     36,376        37,044
        Rental equipment.....................................     20,919        19,751
        Loaned equipment.....................................      2,784         2,353
        Construction in progress.............................     17,069        25,633
                                                               ---------      --------
                                                                 314,837       270,446
        Accumulated depreciation and amortization............   (180,070)     (153,639)
                                                               ---------      --------
                  Property, plant and equipment, net.........  $ 134,767     $ 116,807
                                                               =========      ========

     Depreciation and amortization expense for property, plant and equipment, including amounts related to the real estate in Germany (see Note 1), amounted to $38,218 and $32,554 for the years ended December 31, 1995 and 1994, respectively.

     Included in property, plant and equipment as of December 31, 1995 and 1994, was $14,619 and $11,521, respectively, of peritoneal dialyses cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and $3,888 and $2,591, respectively of hemodialyses machines which the Company leases to physicians under operating leases. Rental income for the peritoneal dialyses cycler machines was $2,203 and $1,586 for the years ended December 31, 1995 and 1994, respectively. Identification of the rental income from the Company's leasing of hemodialyses machines is not practicable as the Company's return on the machines is received through contractual arrangements whereby a premium is charged for other support equipment sold during the life of the lease.

     Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $18,601 and $23,148 at December 31, 1995 and 1994, respectively.

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

6.  INTANGIBLE ASSETS

     As of December 31, intangible assets consisted of the following:

                                                                   1995         1994
                                                                 --------     --------
        Goodwill...............................................  $ 60,417     $ 56,283
        Manufacturing technology...............................    15,629       15,629
        Patents................................................     6,211        6,009
        Distribution rights....................................     2,356        1,876
        Other..................................................     6,212        5,792
                                                                 ---------    ---------
                                                                   90,825       85,589
        Accumulated amortization...............................   (23,565)     (17,575)
                                                                 ---------    ---------
                  Intangible assets, net.......................  $ 67,260     $ 68,014
                                                                 =========    =========

     Amortization expense for intangible assets amounted to $5,052 and $3,415 for the years ended December 31, 1995 and 1994, respectively.

7.  SHORT-TERM BORROWINGS

     Short-term borrowings of $109,444 and $85,678 at December 31, 1995 and 1994, respectively, represent amounts borrowed by certain of the Company's subsidiaries under lines of credit with commercial banks of $84,206 and $85,678, respectively, and, in 1995, an amount borrowed by a subsidiary from Fresenius of $25,238. The external borrowings bear interest at prevailing interest rates in the country of the borrowing. The borrowing from Fresenius bears interest at 4.25% per annum.

     At December 31, 1995 FWD had available lines of credit, principally short-term, of approximately $93,000, of which $73,000 was utilized and $20,000 was unused. These lines of credit are generally secured by the Company's accounts receivable and contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and various financial ratios.

8.  LONG-TERM PAYABLE

     In connection with a 1993 acquisition, FUSA entered into an obligation relating to the purchase of Optum(R) devices. During 1993, FUSA fulfilled this obligation by taking possession of these Optum(R) devices and entering into a long-term payable agreement. This long-term payable is recorded at its net present value with an imputed interest rate of 5.68%. As of December 31, 1995, the long-term portion of the note payable was $1,275 due over the next three years.

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

9.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     As of December 31, long-term debt and capital lease obligations consisted of the following:

                                                                   1995         1994
                                                                 --------     --------
        Term loan(a)...........................................  $ 18,750     $ 25,000
        Note payable, discounted to present value(b)...........     6,724        8,731
        Allocation of Fresenius corporate debt(c)..............     4,116           --
        Other..................................................     5,695        4,603
        Capital leases(d)......................................    23,722       15,334
                                                                  -------      -------
                                                                   59,007       53,668
        Less current maturities................................   (20,195)     (19,146)
                                                                  -------      -------
                                                                 $ 38,812     $ 34,522
                                                                  =======      =======

- ---------------
(a) In connection with the purchase of certain assets, FUSA entered into a term loan agreement with a commercial bank to borrow $25,000 at an interest rate of 5.68% per annum. The loan is repayable in annual installments of $6,250 through February 1998. The loan is guaranteed by Fresenius.

(b) In consideration for proprietary technology acquired, FUSA issued a note payable due in annual installments of $2,500 through 1998. The obligation has been recorded at its net present value, using an imputed interest rate of 5.68%. The note is secured by a standby letter of credit expiring March 31, 1998, totaling $10,000. FUSA pays a commitment fee of 0.5% per annum on the outstanding letter of credit.

(c) Under the terms of the Reorganization Agreement, as of December 31, 1995, the Company was permitted $170,000 of total long-term and short-term debt, as defined in the Agreement. Accordingly, at December 31, 1995 the Company had outstanding $165,884 of long-term and short-term debt specifically identified to FWD and $4,116 of allocated debt of Fresenius. Interest expense for the allocated debt has been recorded based upon Fresenius' intercompany borrowing rate of 4.25%.

(d) Future minimum lease payments under capital leases as of December 31, 1995 are:

     For the years ended December 31:

          1996............................................................  $ 12,091
          1997............................................................     8,459
          1998............................................................     5,164
          1999............................................................     1,406
          2000............................................................         3
                                                                            --------
                                                                              27,123
          Amounts representing interest...................................    (3,401)
                                                                            --------
        Present value capital lease obligations...........................    23,722
        Current portion of capital lease obligations......................   (10,008)
                                                                            --------
        Capital lease obligations, less current portion...................  $ 13,714
                                                                            ========

     Interest rates on the capital lease obligations at December 31, 1995, range from 9% to 12% and were imputed based on the lower of the Company's incremental borrowing rate at the inception of the lease or the lessor's implicit rate.

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

     Aggregate annual payments applicable to the term loan, note payable and other borrowings for the five years subsequent to December 31, 1995 are:

            1996.......................................................  $ 9,947
            1997.......................................................    9,622
            1998.......................................................    9,162
            1999.......................................................      392
            2000.......................................................      211
            Thereafter.................................................    1,835
                                                                          ------
                                                                         $31.169
                                                                          ======

10.  NET ASSETS

     During 1994 the Company's subsidiary FUSA successfully completed a public offering of 3,450,000 shares of its common stock, realizing net proceeds of approximately $15,989, after expenses. As a result of such offering the Company's ownership percentage in FUSA declined from 79.69% to 70.9%. In connection with such transaction the Company recorded a gain of $6,805 directly against Net Assets (Equity).

11.  COMMITMENTS

  Operating Leases

     The Company leases facility space and machinery and equipment under various lease agreements expiring at dates through 1998.

     In March 1995, FUSA entered into a sale leaseback arrangement with a bank which covers the sale by FUSA of approximately $19.0 million of certain new equipment of FUSA's dialyzer manufacturing facility at its Ogden, Utah plant to the bank, and the leaseback of the equipment under a four year operating lease that has renewal options and a purchase option at fair market value. Although the rent payments on the lease are variable based on the three-month LIBOR, FUSA has effectively fixed its rent expense through the use of interest rate swap agreements (see Note 12). In December 1995, an additional $8.0 million of similar new equipment which was sold and leased back under the above referenced four-year renewable lease. If FUSA elects not to purchase the equipment or renew the lease at the end of the lease term, FUSA will be obligated to pay a termination fee of up to $20,250, to be offset by sales proceeds from FUSA remarketing the equipment.

     Future minimum rental payments under noncancelable operating leases as of December 31, 1995 are:

     For the years ended December 31:

            1996.......................................................  $ 9,444
            1997.......................................................    7,840
            1998.......................................................    6,143
            1999.......................................................    4,656
            2000.......................................................    3,468

     In addition, upon consummation of the transaction contemplated by the Reorganization Agreement, FWD will be obligated for lease payments of $12,000 per year in connection with the German real estate (see Note 1).

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

  Purchase Commitments

     Under the terms of purchase agreements, the Company is obligated to purchase certain raw materials. The minimum purchase commitments under the agreements are:

            1996.......................................................  $29,337
            1997.......................................................   24,242
                                                                         -------
                                                                         $53,579
                                                                         =======

     The Company has commitments at December 31, 1995 to expend approximately $15,400 to complete the construction of a production facility.

12.  FINANCIAL INSTRUMENTS

  Foreign Exchange Contracts

     The Company uses foreign exchange contracts as a hedge against foreign exchange risks associated with the settlement of foreign currency denominated payables and firm commitments.

     At December 31, 1995 the Company had purchased foreign exchange contracts for the sale of currencies for Deutschemarks of $67,876 and the purchase of U.S. Dollars for Deutsche Marks of $10,394. The fair value of the Company's foreign exchange contract is not material.

  Interest Rate Swap Agreements

     At December 31, 1995 and 1994, FUSA had interest rate swap agreements outstanding with a commercial bank for notional amounts of $17,400 and $7,634, respectively. These agreements effectively change FUSA's interest rate exposure on its operating lease payments to fixed rates of 8.02.% and 5.60%, respectively. The interest rate swap agreements outstanding as of December 31, 1995 expire in March 1999. While neither the Company nor FUSA anticipates nonperformance by counterparties, FUSA is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements.

     The fair value of the interest rate swaps is the estimated amount that FUSA would receive or pay to terminate the swap agreements. This estimate is subjective in nature and involves uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. As of December 31, 1995, the cost to terminate the swap agreements is estimated to be $1,190.

13.  COMMON STOCK OPTIONS

     FUSA has stock option plans (the "Plans") which grant employees and officers the option to purchase FUSA common stock. At December 31, 1995, a total of 2,764,420 shares of FUSA common stock is reserved for issuance of stock options already granted or available for future grant. During 1995, all stock options were granted with an exercise price equal to fair market value on the date of grant.

  The 1976 Plan

     FUSA's 1976 Stock Option Plan (the "1976 Plan") provided for the purchase of FUSA common stock by officers and key employees of FUSA. The 1976 Plan provided for non-incentive stock options, all of which vested over a period not to exceed four years from the date of grant and expire not more than ten years from the date of grant. No options have been granted under the 1976 Plan after December 1986.

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

  The 1985 Plan

     FUSA's 1985 Special Stock Option Plan (the "1985 Plan") provided for the grant of non-incentive options to certain employees as compensation for an unanticipated two-week shutdown which occurred in 1985. All options under the 1985 Plan were granted in 1985, vested in 1986. The 1985 Plan expired in 1995.

  The 1987 Plan

     FUSA's 1987 Stock Option Plan (the "1987 Plan") currently provides for granting non-incentive and incentive stock options to key employees of FUSA. The stock options outstanding under the 1987 Plan vest in a period not to exceed four years and expire not more than ten years from the date of grant. Options granted under the 1987 Plan are exercisable on such other terms as determined by the Compensation Committee of the FUSA Board of Directors or by the FUSA Board of Directors.

     In July, the Board of Directors of FUSA granted options to the President of FUSA to purchase 450,000 shares of FUSA common stock under the 1987 Plan. These options vest upon the earlier of (a) FUSA common stock attaining certain market prices, or (b) on June 30, 2002. As of December 31, 1995, options to purchase 225,000 shares of the total 450,000 shares of FUSA common stock have vested.

  The 1989 Plan

     In 1989, the Board of Directors approved the 1989 Special Stock Option Plan (the "1989 Plan"). All options granted under the 1989 Plan expire starting in August 1996 through May 1997 and are immediately exercisable upon issuance. No options were granted under the 1989 Plan after 1991.

  The Directors' Plan

     In June 1994, the stockholders of FUSA approved a Directors' Stock Option Plan (the "Directors' Plan"), pursuant to which each current non-employee director of FUSA received a grant of options for 30,000 shares of common stock vesting at a rate of 10,000 per year in each of 1994, 1995 and 1996. Two directors who are also either officers and/or directors of Fresenius declined to accept any options under the Directors' Plan.

     Future non-employee directors will receive a grant of options for 30,000 shares of FUSA common stock upon their election. The options will vest at a rate of 10,000 per year on the first, second, and third anniversaries of the director's initial election.

     During 1995, the Directors' Plan was amended to permit each director to elect whether to receive all or none of the directors' fees due to that director during a calendar year in the form of options. All options received in lieu of directors' fees vest 100% upon grant. With respect to each directors' fee payable in options, a non-employee director will receive an option for a number of shares of the Company's common stock determined by the following formula:
(amount of directors' fee otherwise payable in cash) divided by (60% of the exercise price of the option), where the exercise price of the option is the closing price of FUSA's stock on the date the directors' fee would otherwise be paid. The options will expire ten years from the date of grant.

     In connection with the Reorganization Agreement, it is anticipated that the FUSA stock options will be transferred into FMC options.

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

     Stock option transactions are summarized as follows:

                                                              SHARES           AVERAGE
                                                          (IN THOUSANDS)     PRICE RANGE
                                                          --------------     ------------
        Balance at December 31, 1993....................       1,930         $1.88- 9.38
          Granted.......................................         135          7.38- 7.50
          Exercised.....................................         118          3.63- 7.13
          Canceled or expired...........................          19          5.63- 7.50
                                                               -----         ------------
        Balance at December 31, 1994....................       1,928          1.88- 9.38
          Granted.......................................         461         12.75-17.25
          Exercised.....................................         260          1.88- 9.38
                                                               -----         ------------
        Balance at December 31, 1995....................       2,129         $3.13-17.25
                                                               =====         ============
        Exercisable at December 31, 1995................       1,362         $3.13-15.25
                                                               =====         ============

     Stock option balances at December 31, 1995 and 1994, respectively and exercisable at December 31, 1995 do not include 20,500 options with options prices ranging from $32.00 to $88.70 These options expire August 4, 1996.

14.  COMMON STOCK WARRANTS

     During 1993, FUSA issued a stock warrant for the purchase of 1,750,000 shares of FUSA common stock, at an exercise price of $8 per share expiring in 2003, as partial consideration for the acquisition of a renal dialysis business. In addition FUSA issued a warrant to Fresenius for the purchase of 1,700,000 shares of FUSA's common stock, at an exercise price of $8 per share expiring in 2003, as compensation for providing credit support to FUSA. In 1994, FUSA issued a second warrant to Fresenius for the purchase of 50,000 shares of FUSA's common stock, at an exercise price of $10.5685 per share expiring in 2004, as compensation for providing credit support to the Company. At December 31, 1995, FUSA had 3,500,000 shares of common stock reserved for the exercise of stock warrants.

15.  INCOME TAXES

     Income before income taxes is attributable to the following geographic locations:

                                                                    1995        1994
                                                                  --------     -------
        Germany.................................................  $ 88,007     $57,532
        United States...........................................    12,953       7,877
        Other...................................................    14,443      18,413
                                                                  --------     -------
                                                                  $115,403     $83,822
                                                                  ========     =======

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

     Income tax expense (benefit) for the years ended December 31 consisted of the following:

                                                                    1995        1994
                                                                   -------     -------
        Current:
          German corporation and trade income taxes..............  $38,503     $24,003
          United States income taxes.............................    1,304         846
                                                                   -------     -------
                                                                   $39,807      24,849
        Deferred:
          Germany................................................      667      (2,041)
          United States..........................................   (4,666)         --
                                                                   -------     -------
                                                                    (3,999)     (2,041)
        Other....................................................    4,769       6,371
                                                                   -------     -------
                                                                   $40,577     $29,179
                                                                   =======     =======

     German corporation tax law applies a split rate, imputation system to the income taxation of a corporation and its shareholders. Upon distribution of retained earnings in the form of a dividend, shareholders subject to German tax receive an income tax credit for taxes paid by the corporation on such distributed earnings. In addition, the corporation receives a tax refund to the extent such earnings had been initially subjected to a corporation income tax in excess of 30%. The tax refund is also distributed to the shareholder.

     In general, retained German corporate income is initially subject to a federal corporation income tax of 45% (the "undistributed earnings rate"). Effective January 1, 1995, a surcharge of 7.5% on the federal corporate tax rate of 45% was introduced. Giving effect to the surcharge, the federal corporate tax rate for 1995 increases to 48.375%.

     Upon distribution of retained earnings to stockholders, the German corporate income tax rate on the distributed earnings is adjusted to 30% (the "distributed earnings rate") by receiving a refund for taxes previously paid on income in excess of 30%. This refund is passed on to the shareholders through a gross up of the dividend from the corporation. For 1995, the distributed earnings rate is increased to 32.25% as a result of the surcharge.

     For purposes of computing income tax expense for the Company's German operations, a complete distribution of each year's earnings is assumed. As such, the refund of tax described above is reflected in the income tax expense reconciliation presented below.

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

     For the years ended December 31, 1995 and 1994, income tax expense differed from the amounts computed by applying the German federal corporation income tax rates of 48.375% and 45%, respectively, to income before income taxes as a result of the following:

                                                                    1995        1994
                                                                  --------     -------
        Computed "expected" income tax expense at the
          undistributed earnings rate...........................  $ 55,826     $37,720
        Increase (decrease) in income taxes resulting from:
          Items not deductible for tax purposes.................       319         183
          Tax credit for assumed dividend distributions of each
             years earnings.....................................   (12,183)     (6,470)
          Trade income taxes, net of German federal corporation
             income tax benefit.................................     7,220       3,818
          Foreign tax rate differential.........................   (11,246)     (6,208)
          Other.................................................       641         136
                                                                   -------      ------
        Provision for Income Taxes..............................  $ 40,577     $29,179
                                                                   =======      ======
        Effective Tax Rate......................................      35.2%       34.8%
                                                                   =======      ======

     The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

                                                                   1995         1994
                                                                 --------     --------
        Deferred tax assets:
          Inventory, primarily due to additional costs
             inventoried
             for tax purposes and inventory reserve accounts...  $  2,705     $  2,394
          Reserves for financial accounting purposes, not
             currently
             tax deductible....................................        --          981
          Capital leases, principally due to capitalization of
             costs
             for tax purposes..................................     5,079        6,181
          Net operating loss carryforwards.....................    13,075       17,336
          Other................................................     3,029        2,642
                                                                   ------       ------
          Total gross deferred tax assets......................  $ 23,888     $ 29,534
          Less: Valuation allowance............................   (14,740)     (23,471)
                                                                   ------       ------
          Net deferred tax assets..............................  $  9,148     $  6,063
                                                                   ------       ------
        Deferred tax liabilities:
          Accounts receivable, primarily due to allowance for
             doubtful accounts.................................  $   (664)    $ (1,192)
          Reserves for financial accounting purposes,
             not currently taxable.............................       (21)          --
          Plant and equipment, principally due to differences
             in depreciation...................................    (3,734)      (3,566)
                                                                   ------       ------
          Total gross deferred tax liabilities.................  $ (4,419)    $ (4,758)
                                                                   ------       ------
          Net deferred tax asset (liability)...................  $  4,729     $ (1,305)
                                                                   ======       ======

     The valuation allowance at December 31, 1995 and 1994 decreased by $8,731 and $2,625, respectively. During 1995, the valuation allowance was reduced to reflect the deferred tax asset utilized to reduce current

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

income taxes and to recognize a deferred tax asset of $4,594 for one of the Company's subsidiaries. The recognized deferred tax asset is based upon expected utilization of net operating loss carryforwards that the Company expects will more likely than not be realized through the results of future operations.

     At December 31, 1995, the Company has net operating losses ("NOL's") and tax credit carryforwards available to certain subsidiaries amounting to approximately $38,445. The majority of the NOL's expire in varying amounts beginning in 1998 through 2006. The NOL's are also subject to certain annual cumulative limitations.

16.  EMPLOYEE BENEFIT PLANS

     The Company participates in various Fresenius pension plans. Plan benefits are generally based on employee years of service and final salary. Consistent with normal business custom in the Federal Republic of Germany, Fresenius' pension obligations are unfunded.

     The combined pension expense for 1995 and 1994 for the principal pension plans included the following components:

                                                                      1995       1994
                                                                     ------     ------
        Service cost -- benefits earned during the period..........  $1,347     $1,045
        Interest cost on projected benefit obligation..............     938        741
        Net amortization and deferral..............................     111         98
                                                                      -----      -----
        Net pension expense........................................  $2,396     $1,884
                                                                      =====      =====

     The following table sets forth the combined funded status of the Company's position in Fresenius' principal pension plans recognized in Fresenius' balance sheets as of December 31, 1995 and 1994.

                                                                       ACCUMULATED
                                                                       BENEFITS IN
                                                                    EXCESS OF ASSETS
                                                                   -------------------
                                                                    1995        1994
                                                                   -------     -------
        Actuarial present value of benefit obligations:
          Vested benefit obligation..............................  $ 7,667     $ 5,891
          Non-vested benefit obligation..........................    4,560       3,776
                                                                   --------    --------
          Accumulated benefit obligation.........................  $12,227     $ 9,667
                                                                   ========    ========
          Projected benefit obligation...........................   15,657      12,409
          Unrecognized net gain..................................      552         486
          Unrecognized transition asset (obligation).............     (866)       (922)
                                                                   --------    --------
          Accrued pension cost...................................  $15,343     $11,973
                                                                   ========    ========

     The actuarial information was determined in 1995 and 1994 using an assumed discount rate of 7.0% and an assumed long-term rate of compensation increase of 4.0% (for employees older than the age of 35 a compensation increase rate of 5.0% was used).

     In addition to the principal pension plans of Fresenius certain of the Company's combined affiliates offer separate retirement plans. The total accrued pension cost for these plans was $1,424 and $1,313 at December 31, 1995 and 1994, respectively.

     FUSA employees are eligible to join FUSA's 401(k) Savings Plan once they have achieved a minimum of one year of service, 1,000 hours of service and attained the age of 18. Under the provisions of FUSA's

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

401(k) Plan, FUSA contributes 2% of eligible employee base salary to the FUSA 401(k) Plan. FUSA's obligation to the FUSA 401(k) Plan was approximately $420 and $540, respectively, for the years ended December 31, 1995 and 1994.

17.  LEGAL PROCEEDINGS

     In the ordinary course of business, the Company is involved in various legal actions. In the opinion of management, based upon the advice of counsel, the resolution of these legal matters will not have a material effect upon the Company or its financial condition.

18.  RECENT ACCOUNTING PRONOUNCEMENTS

  SFAS 121

     In March 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 121 is effective for financial statements for fiscal years beginning after December 31, 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

     Measurement of an impairment loss for long-lived assets and identifiable intangibles that the Company expects to hold and use should be based on the fair value of the asset. Adoption of this statement in 1996 is not expected to affect the Company's accounting treatment for long-lived assets.

  SFAS 123

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 is effective beginning January 1, 1996 and applies to all transactions in which an entity acquires goods or services by issuing equity instruments such as common stock, except for employee stock ownership plans. SFAS No. 123 establishes a new method of accounting for stock-based compensation arrangements with employees which is fair value based. The statement encourages (but does not require) employers to adopt the new method in place of the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Companies may continue to apply the accounting provisions of APB No. 25 in determining net income, however, they must apply the disclosure requirements of SFAS No. 123.

     If the Company adopts the fair value based method of SFAS No. 123, a higher compensation cost would result for the Company's contingent or variable stock options plans. The Company will adopt the disclosure provisions of SFAS No. 123 on January 1, 1996. Such adoption is not expected to impact operating results.

                          FRESENIUS WORLDWIDE DIALYSIS

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

19.  BUSINESS SEGMENT INFORMATION

     The Company operates in three general geographic areas. Information on the Company's geographic operations is set forth in the table below:

                 1995                             UNITED      REST OF     ELIMINATION      TOTAL
                                      GERMANY     STATES        THE       -----------     -------
                                      -------     -------      WORLD
                                         $           $        -------          $             $
                                                                 $
    REVENUES
      Third parties...............    375,793     302,447     218,300             --      896,540
      Transfers between geographic
         areas....................    168,186       2,517      41,022       (211,725)          --
                                      -------     -------     -------      ---------      -------
    TOTAL REVENUES................    543,979     304,964     259,322       (211,725)     896,540
                                      =======     =======     =======      =========      =======
    Export sales from Germany.....    127,544          --          --             --      127,544
                                      =======     =======     =======      =========      =======
    Net income....................     48,837      11,204       9,674             --       69,715
                                      =======     =======     =======      =========      =======
    Identifiable assets...........    230,373     232,778     180,867             --      644,018
                                      =======     =======     =======      =========      =======

                 1994                             UNITED      REST OF     ELIMINATION      TOTAL
                                      GERMANY     STATES        THE       -----------     -------
                                      -------     -------      WORLD
                                         $           $        -------          $             $
                                                                 $
    REVENUES
      Third parties...............    279,626     250,314     189,903             --      719,843
      Transfers between geographic
         areas....................    136,175       4,029      33,835       (174,039)          --
                                      -------     -------     -------     -----------     -------
    TOTAL REVENUES................    415,801     254,343     223,738       (174,039)     719,843
    Export sales from Germany.....     88,238          --          --             --       88,238
                                      =======     =======     =======       ========      =======
    Net income....................     35,570       4,481      12,042             --       52,093
                                      =======     =======     =======       ========      =======
    Identifiable assets...........    197,404     193,700     151,937             --      543,041
                                      =======     =======     =======       ========      =======

                          FRESENIUS WORLDWIDE DIALYSIS

            INTERIM COMBINED STATEMENTS OF OPERATIONS AND NET ASSETS

                   THREE MONTHS ENDED MARCH 31, 1996 AND 1995
                                  (UNAUDITED)

                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

                                                                       1996             1995
                                                                     --------         --------
Net sales..........................................................  $235,060         $207,981
Cost of sales......................................................   132,854          115,729
                                                                     --------         --------
     Gross profit..................................................   102,206           92,252
Operating expenses:
     Selling, general and administrative...........................    60,832           54,299
     Research and development......................................     3,647            3,349
                                                                     --------         --------
     Operating income..............................................    37,727           34,604
Other (income) expense:
     Interest income...............................................    (1,153)            (749)
     Interest expense..............................................     3,977            3,329
     Other, net....................................................    (1,523)            (700)
                                                                     --------         --------
     Income before income taxes....................................    36,426           32,724
Income tax expense.................................................    13,067           12,462
                                                                     --------         --------
     Income before minority interest...............................    23,359           20,262
Minority interest..................................................     1,694            1,102
                                                                     --------         --------
     Net income....................................................    21,665           19,160
Net assets at beginning of the period..............................   305,625          261,337
Foreign currency translation adjustments...........................    (5,873)          16,568
Net activity with Fresenius........................................    18,442          (18,640)
                                                                     --------         --------
Net assets at end of the period....................................  $339,859         $278,425
                                                                     ========         ========

        See accompanying notes to combined interim financial statements.

                          FRESENIUS WORLDWIDE DIALYSIS

                         INTERIM COMBINED BALANCE SHEET

                                 MARCH 31, 1996
                                  (UNAUDITED)
                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

ASSETS
Current assets:
     Cash and cash equivalents....................................................  $  31,398
     Trade accounts receivable, less allowance for doubtful accounts of $12,718 in
      1995 and $11,917 in 1996....................................................    184,324
     Inventories, net.............................................................    187,292
     Prepaid expenses and other current assets....................................     19,702
     Deferred taxes...............................................................      4,467
                                                                                    ---------
               Total current assets...............................................    427,183
Property, plant and equipment, net................................................    138,754
Intangible assets, net............................................................     65,636
Investments in affiliates.........................................................     18,786
Deferred Taxes....................................................................      3,409
Other assets......................................................................     24,991
                                                                                    ---------
                                                                                    $ 678,759
                                                                                     ========
LIABILITIES AND NET ASSETS (EQUITY)
Current liabilities:
     Accounts payable.............................................................  $  36,804
     Accrued expenses.............................................................     62,883
     Short-term borrowings........................................................    128,842
     Current portion of long-term debt and capital lease obligations..............     18,544
     Income taxes payable.........................................................      2,390
     Other current liabilities....................................................     15,727
                                                                                    ---------
               Total current liabilities..........................................    265,190
Long-term payable, less current portion...........................................      1,275
Long-term debt and capital lease obligations, less current portion................     21,065
Non-current borrowing from affiliate..............................................        274
Other liabilities.................................................................      6,517
Pension liability.................................................................     16,904
Deferred taxes....................................................................        805
Minority interest.................................................................     26,870
                                                                                    ---------
               Total liabilities..................................................    338,900
                                                                                    ---------
Net assets........................................................................    339,859
                                                                                    ---------
                                                                                    $ 678,759
                                                                                     ========

        See accompanying notes to interim combined financial statements.

                          FRESENIUS WORLDWIDE DIALYSIS

                   INTERIM COMBINED STATEMENTS OF CASH FLOWS

                   THREE MONTHS ENDED MARCH 31, 1996 AND 1995
                                  (UNAUDITED)
                    (THOUSANDS, UNLESS OTHERWISE INDICATED)

                                                                         1996           1995
                                                                       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income......................................................  $ 21,665       $ 19,160
     Adjustments to reconcile net income to net cash provided
       by (used in) operating activities:
          Depreciation and amortization..............................    10,268          9,020
          Change in deferred tax.....................................    (2,963)        (1,642)
          Gain on sale of fixed assets...............................      (222)          (352)
     Changes in assets and liabilities:
          Trade accounts receivable, net.............................    (2,918)        (9,904)
          Inventories, net...........................................    (7,423)        (5,748)
          Prepaid expenses and other current assets..................    (4,922)         1,461
          Other assets...............................................    (1,072)        (4,134)
          Accounts payable and accrued expenses......................       478          5,637
          Other current and non-current liabilities..................    (1,642)        (1,154)
          Income taxes payable.......................................     1,502            694
                                                                       --------       --------
               Net cash provided by operating activities.............    12,751         13,038
                                                                       --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property, plant and equipment......................   (17,792)       (14,250)
     Proceeds from sale of property, plant and equipment.............     2,429         13,909
     Acquisitions and capital increases in affiliates................      (191)        (1,025)
                                                                       --------       --------
               Net cash used in investing activities.................   (15,554)        (1,366)
                                                                       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from short-term borrowings.............................    48,433         58,626
     Repayments of short-term borrowings.............................   (27,823)       (47,301)
     Proceeds from long-term debt and capital lease obligations......     5,682          6,389
     Principal payments of long-term debt and capital lease
      obligations....................................................   (24,792)       (12,622)
     Proceeds from issuance of common stock..........................       851            276
     Net activity with Fresenius.....................................    18,252        (18,661)
     Change in minority interest.....................................     1,694          1,102
                                                                       --------       --------
               Net cash used in financing activities.................    22,297        (12,191)
                                                                       --------       --------
Net increase (decrease) in cash and cash equivalents.................    19,494           (519)
Effect of exchange rates on cash and cash equivalents................      (187)           653
Cash and cash equivalents at beginning of period.....................    12,091         11,973
                                                                       --------       --------
Cash and cash equivalents at end of period...........................  $ 31,398       $ 12,107
                                                                       ========       ========

        See accompanying notes to interim combined financial statements.

                          FRESENIUS WORLDWIDE DIALYSIS

                 NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The accompanying combined financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis which reflects the combined historical financial statements of Fresenius Worldwide Dialysis businesses ("FWD" or the "Company"), including Sterilpharma GmbH, assuming that the Company, currently a business unit of Fresenius AG, was organized for all periods presented as a separate legal entity, owning certain net assets and certain subsidiaries and associated companies of Fresenius. The accompanying interim combined financial statements as of March 31, 1996 and 1995 should be read in conjunction with the combined financial statements for the years ended December 31, 1995 and 1994, respectively, and the notes thereto contained elsewhere in this Joint Proxy Statement-Prospectus.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Business

     The business of the Company is the development, manufacture and distribution of equipment and related products for all forms of kidney dialysis treatment and the providing of kidney dialysis treatment and related services.

  (b) Inventories

     Inventories are stated at the lower of cost (determined by using the average or first-in first-out method) or market value.

     The inventories consisted of the following:

                                                                                MARCH 31,
                                                                                  1996
                                                                                ---------
    Raw Materials and purchased components....................................  $  62,337
    Work in process...........................................................     23,633
    Finished goods............................................................    106,441
                                                                                  -------
                                                                                  192,411
    Reserves..................................................................     (5,119)
                                                                                  -------
    Inventories, net..........................................................  $ 187,292
                                                                                  =======

  (c) Other Assets

     In 1995, Fresenius USA, Inc. completed construction of a dialysis plant addition to its manufacturing facility in Ogden, Utah. Included in other assets are $7,989 of validation costs, net of accumulated amortization of $557, incurred to qualify the products and the associated manufacturing processes for approval by the U.S. Food and Drug Administration. Such costs are being amortized on a straight-line basis over an estimated useful life of 3 years upon commencement of manufacturing.

  (d) Management Representation

     The accompanying interim combined financial statements which are unaudited have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results for the interim period presented. Operating results for the three month period ended March 31, 1996 are not necessarily indicative of the results to be expected for the year.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
  and Stockholders Fresenius USA, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Fresenius USA, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius USA, Inc. and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

San Francisco, California
February 2, 1996

                      FRESENIUS USA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
          (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
ASSETS
Current assets:
  Cash.................................................................  $  2,330     $  2,315
  Trade accounts receivable, less allowance for doubtful accounts of
     $1,324
     in 1995 and $1,744 in 1994........................................    57,052       42,671
  Inventories, net.....................................................    65,706       52,704
  Prepaid expenses and other current assets............................     3,258        1,893
  Deferred taxes.......................................................     4,594           --
                                                                         --------     --------
          Total current assets.........................................   132,940       99,583
                                                                         --------     --------
Property, plant and equipment, net.....................................    48,492       45,956
Intangible assets, net.................................................    36,863       39,498
Other assets, net......................................................     6,626          311
                                                                         --------     --------
                                                                         $224,921     $185,348
                                                                         ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $ 16,276     $ 13,128
  Accounts payable to affiliates, net..................................    41,229       33,361
  Accrued expenses.....................................................    13,577       12,214
  Short-term borrowings................................................    33,149       22,330
  Short-term borrowings from Fresenius AG..............................     3,650        4,380
  Current portion of long-term debt and capital lease obligations......    11,703        9,496
  Income taxes payable.................................................       365           95
                                                                         --------     --------
          Total current liabilities....................................   119,949       95,004
                                                                         --------     --------
Note payable, less current portion.....................................     1,275        1,861
Note payable to FNA....................................................       274          274
Long-term debt and capital lease obligations, less current portion.....    24,821       27,637
                                                                         --------     --------
          Total liabilities............................................   146,319      124,776
                                                                         --------     --------
Commitments and contingencies (notes 12, 13, 16, 19 and 21)
Stockholders' equity:
  Series F preferred stock, authorized 600 shares, $1.00 par value, 200
     shares issued and outstanding.....................................       200          200
  Common stock, authorized 40,000 shares, $.01 par value, issued and
     outstanding 21,465 shares in 1995 and 21,205 shares in 1994.......       215          212
  Capital in excess of par value.......................................   141,136      139,510
  Currency translation adjustment......................................       (80)         (94)
  Accumulated deficit..................................................   (62,869)     (79,256)
                                                                         --------     --------
          Total stockholders' equity...................................    78,602       60,572
                                                                         --------     --------
                                                                         $224,921     $185,348
                                                                         ========     ========

          See accompanying notes to consolidated financial statements.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
          (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
Net sales..................................................  $304,964     $254,344     $205,960
Cost of sales..............................................   212,102      175,766      140,960
                                                             --------     --------     --------
     Gross profit..........................................    92,862       78,578       65,000
Operating expenses:
  Selling, general and administrative......................    72,547       64,643       54,213
  Research and development.................................     2,289        1,846        1,500
                                                             --------     --------     --------
     Operating income......................................    18,026       12,089        9,287
Other expense (income):
  Interest income..........................................      (218)        (303)        (204)
  Interest expense.........................................     5,142        4,498        4,835
  Equity in earnings of Fresenius Brent....................        --           --          (86)
  Other, net...............................................       149           17          149
                                                             --------     --------     --------
     Income before income taxes............................    12,953        7,877        4,593
Income tax expense (benefit)...............................    (3,434)         723          900
                                                             --------     --------     --------
     Net income............................................  $ 16,387     $  7,154     $  3,693
                                                             ========     ========     ========
Net income per common and common equivalent share:
     Primary...............................................      $.61         $.32         $.18
                                                             ========     ========     ========
     Fully diluted.........................................      $.59         $.31         $.18
                                                             ========     ========     ========
Weighted average number of shares of common stock and
  common stock equivalents used to compute net income per
  common and common equivalent share:
     Primary...............................................    26,647       23,926       20,660
                                                             ========     ========     ========
     Fully diluted.........................................    27,844       23,926       20,660
                                                             ========     ========     ========

          See accompanying notes to consolidated financial statements.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                         PREFERRED STOCK    COMMON STOCK
                                         ---------------   ---------------    CAPITAL
                                         NUMBER            NUMBER            IN EXCESS    CURRENCY                      TOTAL
                                           OF                OF               OF PAR     TRANSLATION   ACCUMULATED   STOCKHOLDERS'
                                         SHARES   AMOUNT   SHARES   AMOUNT     VALUE     ADJUSTMENT      DEFICIT        EQUITY
                                         ------   ------   ------   ------   ---------   -----------   -----------   ------------
Balances, December 31, 1992............    200     $200    17,169    $172    $ 120,796    $     (28)    $ (90,103)     $ 31,037
  Conversion of note receivable into
    common stock.......................     --       --      468        4        1,705           --            --         1,709
  Issuance of common stock warrants....     --       --       --       --          449           --            --           449
  Proceeds from issuance of common
    stock..............................     --       --       --       --          162           --            --           162
  Currency translation adjustment......     --       --       --       --           --          (44)           --           (44)
  Net income...........................     --       --       --       --           --           --         3,693         3,693
                                           ---     ----    ------    ----      -------        -----      --------       -------
Balances, December 31, 1993............    200      200    17,637     176      123,112          (72)      (86,410)       37,006
  Proceeds from issuance of common
    stock in public offering...........     --       --    3,450       35       16,142           --            --        16,177
  Proceeds from issuance of common
    stock through exercise of
    options............................     --       --      118        1          511           --            --           512
  Loan receivable for exercise of stock
    option.............................     --       --       --       --         (255)          --            --          (255)
  Currency translation adjustment......     --       --       --       --           --          (22)           --           (22)
  Net income...........................     --       --       --       --           --           --         7,154         7,154
                                           ---     ----    ------    ----      -------        -----      --------       -------
Balances, December 31, 1994............    200      200    21,205     212      139,510          (94)      (79,256)       60,572
  Common stock offering costs..........     --       --       --       --         (188)          --            --          (188)
  Proceeds from issuance of common
    stock through exercise of
    options............................     --       --      260        3        1,605           --            --         1,608
  Repayment of loan receivable for
    exercise of stock option...........     --       --       --       --          209           --            --           209
  Currency translation adjustment......     --       --       --       --           --           14            --            14
  Net income...........................     --       --       --       --           --           --        16,387        16,387
                                           ---     ----    ------    ----      -------        -----      --------       -------
Balances, December 31, 1995............    200     $200    21,465    $215    $ 141,136    $     (80)    $ (62,869)     $ 78,602
                                           ===     ====    ======    ====      =======        =====      ========       =======

          See accompanying notes to consolidated financial statements.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
Cash flows from operating activities:
  Net income...............................................  $ 16,387     $  7,154     $  3,693
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization.........................    10,591        8,772        6,893
     Equity in earnings of Fresenius Brent.................        --           --          (86)
     Deferred tax benefit..................................    (4,666)          --           --
     Gain on sale of fixed assets..........................        --          (46)         (75)
     Stock warrant issued to Fresenius AG as compensation
       for credit support..................................        --           --           75
     Changes in operating assets and liabilities:
       Trade accounts receivable, net......................   (14,381)      (2,679)     (14,090)
       Accounts receivable from affiliated companies,
          net..............................................        --           --        1,820
       Inventories, net....................................   (13,410)      (9,199)      (6,800)
       Other current and non-current assets................    (1,219)         696         (837)
       Accounts payable and accrued expenses...............     4,511         (299)      12,514
       Income taxes payable................................       270         (358)         453
       Increase in net operating assets resulting from the
          acquisition of Fresenius Brent...................        --           --          782
                                                             --------     --------     --------
          Net cash (used in) provided by operating
            activities.....................................    (1,917)       4,041        4,342
                                                             --------     --------     --------
Cash flows from investing activities:
  Purchase of Abbott's renal dialysis business.............        --           --      (31,000)
  Expenditures for the direct costs of acquisitions........        --           --         (737)
  Purchases of property, plant and equipment...............   (37,106)     (25,963)      (8,226)
  Dispositions of property, plant and equipment............     1,312          429           --
  Proceeds from sale of property, plant and equipment......        --           46          128
  Validation cost expenditures.............................    (6,642)          --           --
                                                             --------     --------     --------
          Net cash used in investing activities............   (42,436)     (25,488)     (39,835)
                                                             --------     --------     --------

          See accompanying notes to consolidated financial statements.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                               1995         1994         1993
                                                             --------     --------     --------
Cash flows from financing activities:
  Changes in accounts payable to affiliates, net...........  $  7,868     $  5,083     $  5,386
  Proceeds from short-term borrowings......................    55,949       17,911       10,264
  Proceeds from capital lease financing....................     9,103           --           --
  Proceeds from sale/leaseback of equipment................    26,970           --           --
  Repayment of short-term borrowings.......................   (45,130)      (9,785)      (2,430)
  (Repayments of) proceeds from long-term payable..........      (586)        (556)       2,417
  Proceeds from long-term borrowings.......................        --           --       25,000
  Principal payments of long-term debt and capital
     lease obligations.....................................   (11,435)     (10,877)      (1,178)
  Proceeds from issuance of common stock...................     1,629       16,689          162
  Loan receivable for exercise of stock option.............        --         (255)          --
                                                             --------     --------     --------
          Net cash provided by financing activities........    44,368       18,210       39,621
                                                             --------     --------     --------
Net increase (decrease) in cash............................        15       (3,237)       4,128
Cash at beginning of year..................................     2,315        5,552        1,424
                                                             --------     --------     --------
Cash at end of year........................................  $  2,330     $  2,315     $  5,552
                                                             ========     ========     ========
Supplementary cash flow information:
  Cash paid for interest, net of amounts capitalized.......  $  4,848     $  2,793     $  3,237
                                                             ========     ========     ========
  Cash paid for income taxes...............................  $    966     $  1,126     $    477
                                                             ========     ========     ========
Supplementary schedule of non-cash activities:
  Acquisition of equipment through obligations under
     capital leases........................................  $  1,248     $  1,094     $  1,231
                                                             ========     ========     ========
  Disposal of assets under capital leases..................  $    255     $    135     $     --
                                                             ========     ========     ========
  Acquisition of license technology in exchange for
     inventory
     and debt..............................................  $     --     $    908     $     --
                                                             ========     ========     ========
  Note payable issued as partial consideration for the
     Abbott acquisition....................................  $     --     $     --     $ 10,629
                                                             ========     ========     ========
  Issuance of common stock warrants........................  $     --     $     --     $    449
                                                             ========     ========     ========
  Common stock issued upon conversion of the note
     receivable from Fresenius Brent.......................  $     --     $     --     $  1,709
                                                             ========     ========     ========

          See accompanying notes to consolidated financial statements.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  DESCRIPTION OF BUSINESS

     Fresenius USA, Inc. and subsidiaries (the "Company") is a manufacturer and distributor of medical products and systems for sale primarily in the United States and Canada for the treatment of kidney failure by hemodialysis and by peritoneal dialysis. The Company is one of only two companies in the United States offering a full line of both hemodialysis and peritoneal dialysis machines and disposable products. These products are used to cleanse a patient's blood of waste products and fluids normally eliminated by properly functioning kidneys. The Company also sells cell separation products designed for the therapeutic removal of diseased blood components as well as collection of donor blood components for transfusion.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The consolidated financial statements include the accounts of Fresenius USA, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c) Inventories

     Inventories are stated at the lower of cost (determined by using the first-in, first-out method) or market value.

  (d) Property, Plant and Equipment

     Property, plant, and equipment are stated at cost. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease.

     Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to thirty years. Property and equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

     The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 1995, 1994 and 1993 was $526, $481, and $22, respectively.

  (e) Intangible Assets

     Intangible assets consist of goodwill (the excess cost over net assets acquired), manufacturing technology, patents, distribution rights, licenses and other intangible assets. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets ranging from four to twenty-five years.

     The Company assesses the recoverability of intangible assets by determining whether the amortization of the asset's balance over its remaining life can be recovered through projected undiscounted future cash flows.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

  (f) Other Assets

     In 1995, the Company completed construction of a dialyzer plant addition to its manufacturing facility in Ogden, Utah. Included in other assets are $6,375 of validation costs, net of accumulated amortization of $267, incurred to qualify the products and the associated manufacturing processes for approval by the U.S. Food and Drug Administration. Such costs are being amortized on a straight-line basis over an estimated useful life of 3 years upon commencement of manufacturing.

  (g) Derivative Financial Instruments

     Forward currency contracts -- Gains and losses on forward currency contracts that are designated and effective as hedges of existing assets, liabilities and firm commitments are deferred and recognized along with the effects of the hedged transaction.

     Interest rate swaps -- Interest rate agreements that are designated as a hedge of debt or other long-term obligations are accounted for on an accrual basis. That is, the interest payable and interest receivable under the swaps terms are accrued and recorded as an adjustment to the interest or rent expense of the designated liability or obligation.

     Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date based on amounts computed by reference to the respective interest rate swap contract. Realized gains and losses that occur from the early termination or expiration of contracts are recorded in income over the remaining period of the original swap agreement.

  (h) Foreign Currency Translation

     The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. Net assets of the subsidiaries with "functional" currencies other than the U.S. dollar are translated at the year-end rate of exchange. Income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded as a separate component of stockholders' equity.

  (i) Revenue Recognition Policy

     Revenues are recognized when title to the product has passed to the buyer, either at the time of shipment or upon receipt by the customer.

  (j) Research and Development Expenses

     Research and development expenses are expensed as incurred.

  (k) Income Taxes

     Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

  (l) Net Income Per Common and Common Equivalent Share

     Net income per common share was computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during each year based on the modified treasury stock method. Stock options, common stock warrants, and the Series F preferred stock are considered to be common stock equivalents.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

     The application of the treasury stock method is modified when the outstanding number of common shares which would be issued if all outstanding options and warrants and their equivalents were exercised exceeds 20% of the number of common shares outstanding at the end of the period. When this 20% test is met, the treasury stock method is first applied to purchase no more than 20% of the number of common shares outstanding at the end of the period. The balance of any proceeds remaining is then applied to reduce debt with appropriate recognition given for any interest expense savings net of income tax expense. These calculations are aggregated to determine whether the effect on net income per common share is dilutive or antidilutive. When dilutive, all of the calculations are utilized when computing net income per common share.

     The computation of fully diluted income per common share would also include the effect of converting other outstanding securities such as convertible debt, when the effect is dilutive, and the additional dilution related to stock options when the market price at the end of the period is higher than the average price for the period.

  (m) Major Customers and Concentrations of Credit Risk

     Trade receivables are financial instruments which potentially expose the Company to concentrations of credit risk. As of December 31, 1995, approximately 10% of the recorded trade receivables were concentrated with a major customer. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial condition. The Company does not require collateral on credit sales to its customers. Revenues from the major customer constituted 12% of total revenues for the year ended December 31, 1995.

  (n) Reclassifications

     Certain reclassifications not affecting the Company's net income have been made to the 1994 and 1993 consolidated financial statements to conform to the 1995 presentation.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

  SFAS No. 123

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 is effective beginning January 1, 1996 and applies to all transactions in which an entity acquires goods or services by issuing equity instruments such as common stock, except for employee stock ownership plans. SFAS No. 123 establishes a new method of accounting for stock-based compensation arrangements with employees which is fair value based. The statement encourages (but does not require) employers to adopt the new method in place of the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Companies may continue to apply the accounting provisions of APB No. 25 in determining net income, however, they must apply the disclosure requirements of SFAS No. 123. If the Company adopts the fair value based method of SFAS No. 123, a higher compensation cost would result for fixed stock option plans and a different compensation cost will result for the Company's contingent or variable stock option plans. The Company will adopt the disclosure provisions of SFAS No. 123 on January 1, 1996. Such adoption is not expected to impact operating results.

  SFAS No. 121

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ". SFAS No. 121 is effective for financial statements for fiscal years beginning after December 31, 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may

                      FRESENIUS USA, INC. AND SUBSIDIARIES
not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that the Company expects to hold and use should be based on the fair value of the asset. Adoption of this statement in 1996 is not expected to effect the Company's accounting treatment for long-lived assets.

4.  INVESTMENTS AND ACQUISITIONS

  Investment in Fresenius Brent

     On January 17, 1990, the Company formed a joint venture ("Fresenius Brent") with Medihold Ltd. to market and sell the Company's medical products in Canada. The Company's initial investment in Fresenius Brent, a Canadian operation, was $200 Canadian dollars (approximately $168 U.S.). This investment was accounted for using the equity method through May 1993. The Company's 1992 investment balance differed from the Company's 50% underlying equity in Fresenius Brent due to the elimination of intercompany profits remaining in Fresenius Brent's ending inventories.

     During May 1993, the Company purchased the remaining 50% equity in Fresenius Brent from Medihold Ltd. in exchange for a $1,709 convertible note. The excess of the purchase price over the fair value of the net assets acquired of $1,318 has been recorded as goodwill and is being amortized on a straight-line basis over 20 years. In July 1993, the note was converted into 434,000 shares of the Company's common stock.

     The balance sheet of Fresenius Brent has been included in the Company's consolidated financial statements as of December 31, 1995 and 1994. The results of operations of Fresenius Brent have been included in the consolidated financial statements since May 1, 1993. All significant intercompany balances and transactions have been eliminated.

  Critikon(R) Purchase

     On July 15, 1992, the Company purchased from Critikon(R), Inc., a subsidiary of Johnson and Johnson, certain patents, inventory and other assets used in connection with its RATEMINDER(R) fluid delivery product line for approximately $3,700. The $3,700 purchase price included a cash payment of $500 and an obligation of $3,200 paid as inventory is used. At December 31, 1995, the Company owed $1,565 to be paid as inventory is used. The acquisition has been accounted for using the purchase method of accounting.

  Abbott Acquisition

     On February 24, 1993, the Company purchased from Abbott Laboratories ("Abbott") certain assets used in connection with its renal dialysis business in the United States, Australia and New Zealand for a total purchase price of $41,857. As consideration for the purchase, the Company paid $31,000 in cash, issued a term note payable for $10,629, and granted a common stock warrant for the purchase of 1,750,000 shares of the Company's common stock which was valued at $228. The common stock issuable upon exercise of the warrant is subject to certain registration rights. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations from the acquisition have been included in the Company's consolidated financial statements from February 24, 1993 (see Note 23). The excess of the purchase price over the fair value of the net identifiable assets acquired of $19,378 has been recorded as

                      FRESENIUS USA, INC. AND SUBSIDIARIES
goodwill and is being amortized on a straight-line basis over 25 years. The assets acquired from Abbott consisted of the following:

        Rental equipment...................................................  $ 3,000
        Manufacturing technology...........................................   15,629
        Patents............................................................    2,500
        Distribution rights................................................    1,250
        Covenant not to compete............................................      100
        Goodwill...........................................................   19,378
                                                                             -------
                                                                             $41,857
                                                                             =======

     With respect to the products acquired from Abbott, the Company has retained the exclusive rights in the United States (the rights to Canada and Mexico were retained by Abbott), has granted Fresenius Aktiengesellschaft (Fresenius AG) a non-exclusive sublicense with respect to these products in Central and South America, Australia and New Zealand and an exclusive (with respect to the Company) sublicense with respect to all other areas acquired from Abbott, including Europe in exchange for the credit support provided by Fresenius AG to finance the acquisition.

5.  INVENTORIES

     As of December 31, inventories consisted of the following:

                                                                   1995         1994
                                                                 --------     --------
        Raw materials and purchased components.................  $ 32,192     $ 23,071
        Work in process........................................    10,504        4,237
        Finished goods.........................................    25,707       27,464
                                                                 --------     --------
                                                                   68,403       54,772
        Reserves...............................................    (2,697)      (2,068)
                                                                 --------     --------
          Inventories, net.....................................  $ 65,706     $ 52,704
                                                                 ========     ========

     Depreciation expense for demo and evaluation inventory was $408 for the year ended December 31, 1995 which was charged to the inventory reserve. There was no depreciation expense for this inventory in 1994 or 1993.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

6.  PROPERTY, PLANT AND EQUIPMENT

     As of December 31, property, plant and equipment consisted of the following:

                                                                   1995         1994
                                                                 --------     --------
        Land...................................................  $    344     $    325
        Buildings and improvements.............................    19,013       10,353
        Machinery and equipment................................    29,071       14,596
        Machinery, equipment and rental equipment under
          capital leases.......................................     9,816       11,429
        Rental equipment.......................................    17,031       17,160
        Loaned equipment.......................................     2,784        2,353
        Construction in progress...............................     2,693       16,286
                                                                  -------     --------
                                                                   80,752       72,502
        Accumulated depreciation and amortization..............   (32,260)     (26,546)
                                                                  -------     --------
          Property, plant and equipment, net...................  $ 48,492     $ 45,956
                                                                  =======     ========

     Depreciation and amortization expense for property, plant and equipment amounted to $7,281, $6,541 and $5,140 for the years ended December 31, 1995, 1994 and 1993, respectively.

     Included in property, plant and equipment as of December 31, 1995 and 1994, was $14,619 and $11,521, respectively, of net rental equipment. The rental equipment consists of peritoneal dialysis cycler machines which the Company leases to customers with end stage renal disease on a month-to-month basis. Rental income for this equipment was $1,767, $2,203 and $1,586 for the years ended December 31, 1995, 1994 and 1993, respectively.

     Included in property, plant and equipment as of December 31, 1995 were approximately $2 million of engineering charges from Fresenius AG associated with construction of the dialyzer plant in Odgen, Utah.

     Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $2,588 and $9,094 at December 31, 1995 and 1994, respectively.

7.  INTANGIBLE ASSETS

     As of December 31, intangible assets consisted of the following:

                                                                    1995        1994
                                                                   -------     -------
        Goodwill.................................................  $20,795     $20,795
        Manufacturing technology.................................   15,629      15,629
        Patents..................................................    3,421       3,421
        Distribution rights......................................    1,250       1,250
        Other....................................................    2,927       2,927
                                                                   -------     -------
                                                                    44,022      44,022
        Accumulated amortization.................................   (7,159)     (4,524)
                                                                   -------     -------
          Intangible assets, net.................................  $36,863     $39,498
                                                                   =======     =======

     Amortization expense for intangible assets amounted to $2,635, $2,231 and $1,753 for the years ended December 31, 1995, 1994 and 1993, respectively.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

8.  SHORT-TERM BORROWINGS

     Short-term borrowings of $33,149 and $22,330 at December 31, 1995 and 1994, respectively, represent amounts borrowed under lines of credit with six commercial banks. The Company pays commitment fees ranging from 1/8% - 1/4% per annum on the unused portion of the commitments. The weighted average interest rate on short-term borrowings outstanding as of December 31, 1995 and 1994 was 6.55% and 5.48%, respectively. The lines of credit at December 31, 1995 expire through May 1996 and are expected to be renewed by the Company. In March 1995, the Company replaced a $15.0 million line of credit supported by Fresenius AG with a $20.0 million line of credit from a commercial bank independent of support from Fresenius AG. This line of credit is secured by the Company's accounts receivable and contains various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and various financial ratios.

     The Company had lines of credit totaling $47,000 of which $13,851 remains available to be borrowed at December 31, 1995. Fresenius AG has provided credit support for $27,000 of these lines of credit (see Note 19).

9.  SHORT-TERM BORROWINGS FROM FRESENIUS AG

     At December 31, 1995 and 1994, short-term borrowings under a line of credit from Fresenius AG consist of $3,650 and $4,380, respectively. As of December 31, 1995, the total borrowing available under the line of credit is $3,650 with a weighted average interest rate of 7.563%. The line expires in the first quarter of 1996 and is expected to be renewed by the Company.

10.  NOTE PAYABLE

     In connection with the Abbott acquisition, the Company entered into an obligation relating to the purchase of Optum(R) devices. During 1993, the Company fulfilled this obligation by taking possession of these Optum(R) devices and entering into a note payable agreement. This note payable was discounted with an imputed interest rate of 5.68%. As of December 31, 1995, the long-term portion of the discounted note payable was $1,275 due over the next three years.

11.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     As of December 31, long-term debt consisted of the following:

                                                                    1995        1994
                                                                  --------     -------
        Term loan(a)............................................  $ 18,750     $25,000
        Note payable, discounted to present value(b)............     6,724       8,731
        Capital leases(c).......................................    10,562       2,814
        Other, discounted to present value......................       488         588
                                                                   -------     -------
                                                                    36,524      37,133
        Less current maturities.................................   (11,703)     (9,496)
                                                                   -------     -------
                                                                  $ 24,821     $27,637
                                                                   =======     =======

- ---------------
(a) In connection with the purchase of certain assets from Abbott, the Company entered into a term loan with a commercial bank to borrow $25,000 at 5.68% per annum, due quarterly. The loan is due in annual installments of $6,250 beginning February 1995 and each year thereafter through February 1998. The term loan is guaranteed by Fresenius AG.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

(b) In consideration for proprietary technology acquired from Abbott, the Company paid $5,000 to Abbott in cash at closing and issued a note to Abbott for $12,500 due in annual installments of $2,500 beginning February 1994 through February 1998. The remaining obligation has been discounted with an imputed interest rate of 5.68%. This note is secured by a standby letter of credit expiring March 31, 1998, totaling $10,000. The Company must pay a commitment fee of 0.5% per annum due quarterly on the outstanding letter of credit.

(c) Future minimum lease payments under capital leases as of December 31, 1995 are:

        For the years ended December 31:
          1996.............................................................  $ 4,143
          1997.............................................................    3,647
          1998.............................................................    3,210
          1999.............................................................    1,406
          2000.............................................................        3
                                                                             -------
                                                                              12,409
          Amount representing interest (at 9% - 10%).......................   (1,847)
                                                                             -------
          Present value of capital lease obligations.......................   10,562
          Current portion of capital lease obligations.....................   (3,203)
                                                                             -------
          Capital lease obligations, less current portion..................  $ 7,359
                                                                             =======

     Aggregate annual payments applicable to long-term debt for the three years subsequent to December 31, 1995 are:

        For the years ended December 31:
          1996.............................................................  $ 8,500
          1997.............................................................    8,673
          1998.............................................................    8,789
                                                                             -------
                                                                             $25,962
                                                                             =======

12.  COMMITMENTS

  Operating Leases

     The Company leases facility space and machinery and equipment under various lease agreements expiring at dates through 1998.

     On March 31, 1995, the Company entered into a sale leaseback arrangement with a bank which covers the sale by the Company of approximately $19.0 million of certain new equipment of the Company's dialyzer manufacturing facility at its Ogden, Utah plant to the bank and the leaseback of the equipment under a four year operating lease that has renewal options and a purchase option at fair market value. Although the rent payments on the lease are variable based on the three-month LIBOR, the Company has effectively fixed its rent expense through the use of interest rate swap agreements (see Note 13). On December 29, 1995, an additional $8.0 million for similar new equipment was sold and leased back under the above referenced four year renewable lease. If the Company elects not to purchase the equipment or renew the lease at the end of the lease term, the Company will be obligated to pay a termination fee of up to $20,250 to be offset by sales proceeds from the Company remarketing the equipment.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

     Rental expense under operating leases was $2,626, $1,462 and $2,428 for the years ended December 31, 1995, 1994 and 1993, respectively. Future minimum rental payments under noncancelable operating leases, including the effective fixed payments under the above leaseback, as of December 31, 1995 are:

     For the years ended December 31:

        1996...............................................................  $ 3,801
        1997...............................................................    2,909
        1998...............................................................    2,429
        1999...............................................................    1,104
        2000...............................................................      257
                                                                             --------
                                                                             $10,500
                                                                             ========

  Purchase Commitments

     Under the terms of the purchase agreement with Abbott, the Company is obligated to purchase stated quantities of Inpersol(R) dialysis solutions, saline solutions and other renal dialysis ancillary products. Over the next two years, the minimum purchase commitments under the agreement are approximately $22 million annually.

13.  FINANCIAL INSTRUMENTS

  Foreign Exchange Contracts

     The Company has entered into foreign exchange contracts as a hedge against foreign currency exchange risks associated with the settlement of deutschemark denominated trade payables to Fresenius AG. Gains and losses on these contracts are offset against foreign exchange gains or losses realized on the settlement of those payables.

     At December 31, 1995, the Company had contracts to purchase 48.0 million Deutschemarks at a fixed rate on the date of settlement. The contracts mature at various dates through 1996. The fair value of the foreign exchange contracts is the estimated amount that the Company would receive or pay to terminate the agreements. As of December 31, 1995, the cost to terminate the foreign exchange contracts is estimated to be insignificant.

  Interest Rate Swap Agreements

     At December 31, 1995, the Company had two interest rate swap agreements outstanding with a commercial bank for notional amounts of $17,400 and $7,634, respectively. These agreements effectively change the Company's rent expense on its variable payment operating lease to fixed rates based on 8.02% and 5.60%, respectively. The interest rate swap agreements outstanding as of December 31, 1995 expire in March, 1999. While the Company does not anticipate nonperformance by counterparties, the Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreement.

     The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap agreements. This estimate is subjective in nature and involves uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. As of December 31, 1995, the cost to terminate the swap agreements is estimated to be $1,190.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

14.  STOCKHOLDERS' EQUITY

  Common Stock Offering

     During 1994, the Company successfully completed a public offering of 3,450,000 shares of its common stock, realizing proceeds, after payment of expenses, of approximately $16,177. During the first quarter of 1995, the Company paid an additional $188 of expenses related to the cost of the public offering.

  Preferred Stock

     The 200,000 shares of Series F preferred stock were issued to Fresenius AG in October 1987 and is presently convertible into 3,129,883 shares of common stock. The holder is entitled to elect a majority of the Company's directors and is entitled to preference in liquidation over common stockholders of $100 per Series F share, but is not entitled to receive dividends. The holder is entitled to an adjustment in the number of common shares into which the Series F preferred stock is convertible under certain circumstances.

15.  COMMON STOCK OPTIONS

     The Company has four stock option plans (the "Plans") which grant employees and officers the option to purchase the Company's common stock. At December 31, 1995, a total of 2,764,420 shares of the Company's common stock were reserved for issuance of stock options already granted or available for future grant, of which 635,525 shares were available for future issuance. During 1995, all stock options were granted with an exercise price equal to fair market value on the date of grant.

  The 1976 Plan

     The Company's 1976 Stock Option Plan (the "1976 Plan") provided for the purchase of the Company's common stock by officers and key employees of the Company. The 1976 Plan provided for non-incentive stock options, all of which vested over a period not to exceed four years from the date of grant and expire not more than ten years from the date of grant. No options were granted under the 1976 Plan after December 1986.

  The 1985 Plan

     The Company's 1985 Special Stock Option Plan (the "1985 Plan") provided for the grant of non-incentive options to certain employees as compensation for an unanticipated two-week shutdown which occurred in 1985. All options under the 1985 Plan were granted in 1985 and vested in 1986. The 1985 Plan expired in 1995.

  The 1987 Plan

     The Company's 1987 Stock Option Plan (the "1987 Plan") currently provides for granting non-incentive and incentive stock options to key employees of the Company. In general the stock options outstanding under the 1987 Plan vest in a period not to exceed four years and expire not more than ten years from the date of grant. However, certain options granted under the 1987 Plan are exercisable on such other terms as determined by the Compensation Committee or the Board of Directors of the Company.

     In July 1995, the Board of Directors of the Company granted options to the President of the Company to purchase 450,000 shares of the Company's common stock under the 1987 plan subject to shareholder approval of an amendment to the 1987 Plan to provide that the maximum number of shares for which options maybe granted under the 1987 Plan to any individual during the remaining term of the 1987 Plan shall be limited to 1,000,000 shares. These options vest upon the earlier of (a) the Company's common stock attaining certain market prices, or
(b) on June 30, 2002. As of December 31, 1995, options to purchase 225,000 shares of the total 450,000 shares of the Company's common stock have vested.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

  The 1989 Plan

     In 1989, the Board of Directors approved the 1989 Special Stock Option Plan (the "1989 Plan") effectively replacing another plan which has since terminated. All options granted under the 1989 Plan expire starting in August 1996 through May 1997 and are immediately exercisable upon issuance. No options were granted under the 1989 Plan after 1991.

  The Directors' Plan

     In June 1994, the stockholders of the Company approved a Directors' Stock Option Plan (the "Directors' Plan"), pursuant to which each current non-employee director of the Company received a grant of options for 30,000 shares of common stock vesting at a rate of 10,000 per year in each of 1994, 1995, and 1996. Two directors who are also either officers and/or directors of Fresenius AG declined to accept any options under the Directors' Plan. Future non-employee directors will receive a grant of options for 30,000 shares of common stock upon their election. The options will vest at a rate of 10,000 per year on the first, second, and third anniversaries of the director's initial election.

     During 1995, the Directors' Plan was amended to permit each director to elect whether to receive all or none of the directors' fees due to that director during a calendar year in the form of options. All options received in lieu of directors' fees vest 100% upon grant. With respect to each directors' fee payable in options, a non-employee director will receive an option for a number of shares of the Company's common stock determined by the following formula:
(Amount of directors' fee otherwise payable in cash) divided by (60% of the exercise price of the option), where the exercise price of the option is the closing price of the Company's stock on the date the directors' fee would otherwise be paid. The number of shares determined by application of this formula will be rounded to the nearest whole share. The options will expire ten years from the date of grant.

     Stock option transactions are summarized as follows:

                                                              SHARES            AVERAGE
                                                          (IN THOUSANDS)      PRICE RANGE
                                                          --------------     -------------
        Balance at December 31, 1992....................         964         $  1.88-$9.38
          Granted.......................................       1,232            5.25- 7.38
          Exercised.....................................          32            3.63- 7.13
          Canceled or expired...........................         234            6.25- 9.38
                                                               -----         -------------
        Balance at December 31, 1993....................       1,930            1.88- 9.38
          Granted.......................................         135            7.38- 7.50
          Exercised.....................................         118            3.63- 7.13
          Canceled or expired...........................          19            5.63- 7.50
                                                               -----         -------------
        Balance at December 31, 1994....................       1,928            1.88- 9.38
          Granted.......................................         461           12.75-17.25
          Exercised.....................................         260            1.88- 9.38
                                                               -----         -------------
        Balance at December 31, 1995....................       2,129         $ 3.13-$17.25
                                                               =====         =============
        Exercisable at December 31, 1995................       1,362         $ 3.13-$15.25
                                                               =====         =============

     Stock option balances for the years ended December 31, 1995, 1994 and 1993, respectively and exercisable at December 31, 1995 do not include options to purchase 20,500 shares with options prices ranging from $32.00 to $88.70 per share. These options expire August 4, 1996.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

16.  COMMON STOCK WARRANTS

     During 1993, the Company issued a stock warrant for the purchase of 1,750,000 shares of the Company's common stock, at an exercise price of $8 per share expiring in 2003, to Abbott as partial consideration for the acquisition of Abbott's renal dialysis business. In addition, the Company issued a warrant to Fresenius AG for the purchase of 1,700,000 shares of the Company's common stock, at an exercise price of $8 per share expiring in 2003, as consideration for certain past comfort letters given in support of certain short-term borrowings and Fresenius AG's commitment to provide up to $40 million of credit support in connection with the Abbott acquisition. In 1994, the Company issued a second warrant to Fresenius AG for the purchase of 50,000 shares of the Company's common stock, at an exercise price of $10.5685 per share expiring in 2004, as consideration for providing credit support to the Company. At December 31, 1995, the Company had 3,500,000 shares of common stock reserved for the exercise of stock warrants.

17.  INCOME TAXES

     Income tax expense (benefit) for the years ended December 31 consisted of the following:

                                                         1995         1994         1993
                                                        -------       -----        ----
        Current:
          Federal income taxes........................  $   313       $ 226        $212
          Foreign income taxes........................      (72)       (123)         88
          State income taxes..........................      991         620         600
        Deferred......................................   (4,666)         --          --
                                                        -------        ----         ---
                  Total...............................  $(3,434)      $ 723        $900
                                                        =======        ====         ===

     For the years ended December 31, 1995, 1994 and 1993, income tax expense differed from the amounts computed by applying the federal income tax rate of 34% to income before income taxes as a result of the following:

                                                         1995        1994        1993
                                                        -------     -------     -------
        Computed "expected" tax expense...............  $ 4,404     $ 2,678     $ 1,562
        Increase (decrease) in income taxes resulting
          from:
          Items not deductible for tax purposes.......      287         610       1,239
          Change in valuation allowance...............   (4,404)         --          --
          Utilization of net operating loss
             carryforwards for which no tax benefit
             had previously been recognized...........   (4,332)     (2,920)     (2,385)
          State taxes, net of federal income tax
             benefit..................................      683         478         396
          Foreign income taxes........................      (72)       (123)         88
                                                        --------     ------      ------
                                                        $(3,434)    $   723     $   900
                                                        ========     ======      ======

                      FRESENIUS USA, INC. AND SUBSIDIARIES

     The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

                                                                   1995         1994
                                                                 --------     --------
        Deferred tax assets (liabilities):
          Inventory, primarily due to additional costs
             inventoried for tax purposes pursuant to the Tax
             Reform Act of 1986 and inventory reserve
             accounts..........................................  $  1,248     $  1,069
          Accounts receivable, primarily due to allowance for
             doubtful accounts.................................       516          679
          Compensated absences, principally due to accrual for
             financial accounting reporting purposes...........       330          326
          State taxes..........................................       337          185
          Product warranty, principally due to accrual for
             financial accounting reporting purposes...........       135          135
          Capital leases, principally due to capitalization of
             costs for tax purposes............................      (138)         346
          Alternative minimum tax credit carryforward..........       721          388
          Net operating loss carryforwards.....................    13,055       17,336
          Plant and equipment, principally due to differences
             in depreciation...................................     1,429        1,466
          Intangibles, principally due to amortization pursuant
             to
             Tax Reform Act of 1993............................     1,547        1,454
          Other................................................       134           87
                                                                 --------     --------
                  Total gross deferred tax assets..............    19,314       23,471
          Less: Valuation allowance............................   (14,720)     (23,471)
                                                                 --------     --------
                  Net deferred tax assets......................  $  4,594     $     --
                                                                 ========     ========

     The valuation allowance for the years ended December 31, 1995 and 1994 decreased by $8,751 and $2,625, respectively. During 1995, the Company reduced the valuation allowance to reflect the deferred tax asset utilized in 1995 to the extent of current income taxes and to recognize a deferred tax asset of $4,594. The recognized deferred tax asset is based upon expected utilization of net operating loss carryforwards that the Company expects will more likely than not be realized through the results of future operations.

     At December 31, 1995, the Company had net operating loss carryforwards of approximately $38,397 for federal income tax reporting purposes. The net operating losses expire in varying amounts beginning in 1998 through 2006. The ability of the Company to use the carryforwards to offset taxes on its future income is also subject to certain annual cumulative limitations.

18.  EMPLOYEE BENEFIT PLANS

     Employees are eligible to join the Company's 401(k) Savings Plan once they have achieved a minimum of one year of service, 1,000 hours of service, and attained the age 18. Under the provisions of the Company's 401(k) Savings Plan, the Company contributes 2% of eligible employee base salary to the Company's 401(k) Savings Plan. The Company's obligation to the Company's 401(k) Savings Plan was approximately $420, $540 and $376, respectively for the years ended December 31, 1995, 1994 and 1993.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

19.  RELATED PARTY TRANSACTIONS

  RELATIONSHIP WITH FRESENIUS AG

  Majority Stockholder

     Fresenius AG and Fresenius Securities, Inc. ("FSI") currently hold 13,793,442 shares of the Company's common stock; 200,000 shares of the Company's Series F preferred stock which are convertible into 3,129,883 shares of common stock; and warrants to purchase 1,750,000 shares of the Company's common stock. As of December 31, 1995, Fresenius AG beneficially owned 70.9% of the Company's common stock.

  Distribution Agreement

     The Company has a paid-up license to Fresenius AG's know-how relating to certain peritoneal dialysis products, including those incorporating the Safe-Lock(R) technology, in the United States, Canada and Mexico. The Company and Fresenius AG are also parties to an agreement pursuant to which Fresenius AG has confirmed that the Company acts as the sole North American distributor for Fresenius AG products related to end-stage renal disease treatment by hemodialysis and to intensive medicine and infection control applications, excluding pharmaceutical and certain other products, and has granted to the Company first negotiation rights with respect to products covered by the agreement which Fresenius AG proposes to have manufactured in North America.

     In the ordinary course of the Company's business, the Company and Fresenius AG and certain subsidiaries of Fresenius AG enter into various transactions involving the purchase and sale of dialysis systems and supplies for distribution by the Company. The prices charged to the Company under the distribution agreement are negotiated each year by the Company and Fresenius AG based on Fresenius AG's estimated costs and desired profit margins, and generally have not exceeded the average of the prices charged to Fresenius AG's other affiliated distributors (except for costs attributable to the manufacture of products for sale primarily in the United States). The Company believes that these prices are no less favorable to the Company than the Company could obtain with unaffiliated third parties. However, the only source of supply for several of the Company's products is Fresenius AG, and there can be no assurance that the prices negotiated will enable the Company to maintain its profit margins on these products.

     Under its distribution agreement with Fresenius AG, Fresenius AG indemnifies the Company for any claims of bodily injury or property damage alleged to have arisen from the possession, use or operation of Fresenius AG's products purchased pursuant to the agreement, and while the Company is obligated to provide installation, training, repair, warranty and maintenance services for these products, Fresenius AG reimburses the Company for material costs associated with warranty repairs. The distribution agreement is stated to terminate on the earlier of December 31, 2011 or the date that Fresenius AG ceases to be able to elect 51% of the Company's board of directors, unless a cause for early termination arises.

  Intensive Care Agreement

     The Company and Fresenius AG are parties to a distribution and manufacturing agreement for certain of Fresenius AG's intensive care and diagnostic products, including the Fresenius AS 104 Cell Separator. The Intensive Care Agreement was entered into during 1994 for an initial term of five years and will continue thereafter from year to year unless terminated. The company is given both exclusive and non-exclusive rights to manufacture and distribute certain products in North and South America. If the Company fails to meet certain sales goals during the five year initial term, Fresenius AG has the option to terminate the agreement with respect to one or more products or to convert the Company's exclusive rights with respect to one or more products to a non-exclusive right. It will be decided before the Effective Date (as defined in the Joint Proxy Statement-Prospectus) whether such agreement will be continued in connection with the Reorganization (as defined in the Joint Proxy Statement-Prospectus).

                      FRESENIUS USA, INC. AND SUBSIDIARIES

  Technology License Agreement

     Pursuant to a technology license and know-how agreement, Fresenius AG has granted the Company an exclusive North American license for the technology, processes and know-how necessary to manufacture polysulfone dialyzers. Beginning January 1, 1996, the Company will pay a royalty to Fresenius AG of 4.5% of the Company's net sales of the dialyzers so produced by the Company for a ten-year period, after which the Company will have a paid-up exclusive license. Fresenius AG may make this license non-exclusive if it ceases to own a majority of the Company's common stock. The agreement may be terminated by Fresenius AG upon specified defaults, and in addition, may be terminated if a majority of the voting power of the Company is acquired by a company engaged in the treatment, research, development, manufacture or sale of products for treatment of renal disease.

  Financial Support

     Fresenius AG has provided substantial financial support to the Company. This support has included participating in letters of credit in connection with the Company's previously outstanding industrial revenue bonds, providing credit support in the form of letters of support and guarantees to the banks to assist the Company in securing lines of credit and other debt, participating in and assisting with the Company's foreign exchange contracts as well as various miscellaneous general management assistance.

     As full consideration for these services, the Company granted Fresenius AG certain warrants (see Note 16) and agreed to pay Fresenius AG a quarterly fee of $42 for the period from July 1992 to June 1994.

  Registration Rights Agreement

     Fresenius AG and the Company are party to a Registration Rights Agreement, dated February 24, 1993. This agreement grants Fresenius AG demand registration rights with respect to all shares of common stock held by Fresenius AG or certain of its subsidiaries on February 24, 1993 or issuable to them upon conversion of shares of Series F preferred stock or exercise of a warrant for 1,700,000 shares issued to Fresenius AG in connection with the Abbott acquisition (collectively, the "Registrable Shares"). The Company is to pay all expenses in connection with the first such registration; the holder(s) is responsible for the expenses of subsequent registrations. A holder of Registrable Shares may also request that the Company include its Registrable Shares in registration statements filed by the Company in connection with a public offering of common stock on behalf of the Company and/or another holder of common stock.

  Trade Transactions with Fresenius AG

     As of December 31, net amounts due to Fresenius AG and affiliates, were as follows:

                                                                    1995        1994
                                                                   -------     -------
        Trade accounts payable...................................  $41,847     $34,588
        Trade accounts receivable................................     (618)     (1,227)
                                                                   -------     -------
        Accounts payable to affiliates, net......................  $41,229     $33,361
                                                                   -------     -------

     Effective January 1, 1992, trade payables to Fresenius AG and its wholly owned subsidiaries were due in 150 days. Amounts not paid in 150 days bear interest at an annual rate of 5.5%. During 1995 and 1994, the Company paid no interest related to the trade payables.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

     For the years ended December 31, the Company had the following trade transactions with Fresenius AG:

                                                         1995        1994        1993
                                                        -------     -------     -------
        Purchases from Fresenius AG...................  $90,627     $63,507     $52,442
        Sales to Fresenius AG.........................    2,517       4,029       4,197
        Warranty costs charged by the Company to
          Fresenius AG for purchased materials........      911         836         343
        Miscellaneous charges by the Company to
          Fresenius AG................................       54         107         322

     In 1995, 1994 and 1993, Fresenius AG granted the Company purchase price credits of $8.4 million, $1.4 million, and $0, respectively, which were credited against cost of goods sold throughout the year.

  Note Payable to FNA

     In 1991, the Company used the proceeds of $11,900 from the exercise of stock options by Fresenius AG and FSI to reduce its original indebtedness to Fresenius North America, Inc. ("FNA"), a wholly owned subsidiary of Fresenius AG, from $19,774 to $7,874. During 1992, the Company issued additional shares of common stock to Fresenius AG for $7,600, the proceeds of which were used to further reduce the Company's note payable to FNA. The balance outstanding on the note payable to FNA was $274 at December 31, 1995 and 1994.

  Other

     The Company provides various administrative services and advances to Fresenius Pharma U.S.A., Inc. ("Fresenius Pharma"), another wholly owned subsidiary of Fresenius AG. There were no receivables related to these services from Fresenius Pharma at December 31, 1995 and 1994. During 1992, the Company acquired from Fresenius Pharma the rights to distribute within North America certain transplantation pharmaceutical products of Fresenius AG. The Company incurred no costs for the distribution rights under this agreement.

     Pursuant to a series of agreements with Seratronics, Inc. ("Seratronics") and Andersen Group, Inc., entered into in 1985 and extended and amended in 1995, the Company manages, and acts as sole distributor for the dialyzer reuse business of Seratronics. These arrangements require the Company to make minimum net payments of $100 per year to Seratronics through February 1995, and starting in March 1995 require the Company to make minimum payments of $50, per quarter through February 29, 2000, when the agreements expire by their terms. As of February 1995, the Company has the right to acquire the assets and liabilities of the reuse business for a nominal purchase price and, if it exercises this option, its obligation to make the quarterly payments discussed above ends. During 1995 and 1994, the Company, as distributor, purchased dialyzer reuse systems and supplies from Seratronics totaling approximately $1.9 million and $1.6 million, respectively. The results of operations and the assets and liabilities of the Seratronics' reuse business are included in the Company's consolidated financial statements. The President and Chief Executive Officer of the Company is also the President and Chief Executive Officer of Seratronics. A director of the Company is the President of Andersen Group, Inc. which owns a majority of the outstanding capital stock of Seratronics. A portion of the salary of the President and Chief Executive Officer of the Company is paid each year by Seratronics.

     A member of the Company's Board of Directors is also a partner in a law firm which provided certain legal services for the Company and Fresenius AG. The Company paid the law firm approximately $259, $6, and $52 in 1995, 1994 and 1993, respectively.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

20.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                         FOR THE YEAR ENDED DECEMBER 31, 1995
                                                 -----------------------------------------------------
                                                 1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                                 -----------   -----------   -----------   -----------
    Net sales..................................    $68,176       $76,744       $78,933       $81,111
    Gross profit...............................     21,136        22,956        23,331        25,439
    Operating income...........................      4,088         4,180         4,622         5,136
    Net income.................................      3,318         3,473         3,747         5,849
    Net income per common share................    $   .13       $   .13       $   .14       $   .21
    Weighted average number of shares of
      primary and fully dilutive common stock
      and common stock equivalents.............     25,872        26,694        27,215        27,925

     The Company recognized additional income tax benefit in the fourth quarter resulting from an adjustment to its deferred tax asset valuation allowance.

                                                         FOR THE YEAR ENDED DECEMBER 31, 1994
                                                 -----------------------------------------------------
                                                 1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                                 -----------   -----------   -----------   -----------
    Net sales..................................    $59,689       $61,139       $65,370       $68,146
    Gross profit...............................     18,552        19,222        19,708        21,096
    Operating income...........................      3,036         3,047         3,291         2,715
    Net income.................................      1,537         1,519         1,978         2,120
    Net income per common share................    $   .07       $   .07       $   .08       $   .09
    Weighted average number of shares of
      primary and fully dilutive common stock
      and common stock equivalents.............     20,953        21,525        24,745        25,542

     Increased demand in the fourth quarter for hemodialysis products necessitated additional air freight and overtime expenses resulting in lower operating income in the fourth quarter. In addition, adjustments were recorded in the fourth quarter to decrease income taxes and interest expense as estimates were revised based on new information.

21.  LEGAL PROCEEDINGS

     In the ordinary course of business, the Company is involved in various legal actions. In the opinion of management, based upon the advice of counsel, the resolution of these legal actions will not have a material effect upon the Company's results of operations or liquidity or its financial condition.

22.  SUBSEQUENT EVENT

     In February 1996, the Company announced that Fresenius AG had entered into a definitive agreement (the "Agreement") with W.R. Grace & Co. ("Grace") to combine Fresenius AG's worldwide dialysis business, including the Company, with Grace's National Medical Care, Inc. to create a fully integrated dialysis company. The Agreement provides that an aggregate of 55.2% of the shares of the combined company, to be called "Fresenius Medical Care AG", will be issued to Fresenius AG and the Company's public shareholders provided that Fresenius AG must retain at least 51% of the shares of the combined company and that Grace shareholders will acquire the remaining 44.8%. Fresenius AG agreed with Grace that the Company would become a wholly owned subsidiary of Fresenius Medical Care AG and that, when the economic terms of the participation of the Company's minority shareholders in the transaction have been established, Fresenius AG will vote its shares of the Company in favor of the transaction.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

23.  ABBOTT ACQUISITION PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

     The following unaudited pro forma consolidated statement of operations is presented for the year ended December 31, 1993 and gives effect to the Abbott acquisition transaction as if it occurred on January 1, 1993, after giving effect to certain adjustments, including amortization of intangible assets, additional depreciation expense, increased interest expense on debt related to the acquisition, and related income tax effects. The pro forma consolidated statement of operations should be read in conjunction with the related notes that follow and are not necessarily indicative of what the actual results of operations of the Company would have been had the transaction occurred on January 1, 1993, nor does it purport to indicate the future results of operations of the Company.

                                                             YEAR ENDED DECEMBER 31, 1993
                                                       ----------------------------------------
                                                         BEFORE
                                                        PRO FORMA       PRO FORMA
                                                       ADJUSTMENTS     ADJUSTMENTS     ADJUSTED
                                                       -----------     -----------     --------
                                                                     (UNAUDITED)
                                                       (DOLLARS AND SHARES IN THOUSANDS, EXCEPT
                                                                  PER SHARE AMOUNTS)
    Net sales........................................   $ 205,960        $ 4,682(a)    $210,642
    Cost of sales....................................     140,960          2,258(b)     143,218
                                                         --------         ------       --------
              Gross profit...........................      65,000          2,424         67,424
    Operating expenses:
      Selling, general and administrative............      54,213          1,549(c)      55,762
      Research and development.......................       1,500             --          1,500
      Litigation settlements.........................          --             --             --
                                                         --------         ------       --------
              Operating income.......................       9,287            875         10,162
    Other income:
      Interest income................................         204             --            204
      Interest expense...............................      (4,835)          (358)(d)     (5,193)
      Other, net.....................................         (63)            --            (63)
                                                         --------         ------       --------
              Income before income taxes.............       4,593            517          5,110
    Income tax expense...............................        (900)           (50)(e)       (950)
                                                         --------         ------       --------
              Net income.............................   $   3,693        $   467       $  4,160
                                                         ========         ======       ========
    Net income per common share......................   $     .18                      $    .20
                                                         ========                      ========
    Weighted average number of shares of common stock
      and common stock equivalents...................      20,660                        20,660
                                                         ========                      ========

- ---------------
(a)  Net Sales
     To reflect the estimated increase in sales as a result of the purchase transaction.

(b)  Cost of Sales
     To reflect the estimated increase in cost of sales as a result of the purchase transaction.

(c)  Selling, General and Administrative Expenses
     To reflect the estimated increase in selling, general and administrative expenses resulting from the purchase.

(d)  Interest Expense
     To reflect increase in interest expense for additional debt financing.

(e)  Income Tax Expense
     To reflect increase in income tax expense as a result of projected additional net income.

                        FRESENIUS USA, INC. AND SUBSIDIARIES

                             CONSOLIDATED BALANCE SHEET

                                   MARCH 31, 1996
                                     (UNAUDITED)
                               (DOLLARS IN THOUSANDS)



                                       ASSETS
                                                                                    MARCH 31,
                                                                                      1996
                                                                                    ---------
Current assets:
  Cash............................................................................  $   2,352
  Trade accounts receivable, net..................................................     52,306
  Inventories.....................................................................     67,282
  Prepaid expenses and other current assets.......................................      6,522
  Deferred income taxes...........................................................      5,611
                                                                                     --------
          Total current assets....................................................    134,073
Property, plant, and equipment, net...............................................     48,985
Intangible assets.................................................................     36,175
Other assets......................................................................      7,573
                                                                                     --------
          Total assets............................................................  $ 226,806
                                                                                     ========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................................  $  14,668
  Accounts payable to affiliates, net.............................................     40,581
  Accrued expenses................................................................     13,650
  Short-term borrowings...........................................................     35,949
  Short-term borrowings -- Fresenius AG...........................................      3,102
  Current portion long-term debt and capital lease obligations....................     11,788
  Income taxes payable............................................................        832
                                                                                     --------
          Total current liabilities...............................................    120,570
Long-term payable, less current portion...........................................      1,275
Note payable to Fresenius North America...........................................        274
Long-term debt and capital lease obligations, less current portion................     19,895
                                                                                     --------
          Total liabilities.......................................................    142,014
Stockholders' equity:
  Series F preferred stock, $1.00 par value.......................................        200
  Common stock, $.01 par value....................................................        216
  Capital in excess of par value..................................................    141,986
  Currency translation adjustment.................................................        (87)
  Accumulated deficit.............................................................    (57,523)
                                                                                     --------
          Total stockholders' equity..............................................     84,792
                                                                                     --------
                                                                                    $ 226,806
                                                                                     ========

          See accompanying notes to consolidated financial statements.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   THREE MONTHS ENDED MARCH 31, 1996 AND 1995
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           THREE MONTHS ENDED
                                                                         -----------------------
                                                                         MARCH 31,     MARCH 31,
                                                                           1996          1995
                                                                         ---------     ---------
Net sales..............................................................   $81,062       $68,176
Cost of sales..........................................................    55,566        47,040
                                                                          -------       -------
          Gross profit.................................................    25,496        21,136
Operating expenses:
  Selling, general, administrative, and research and development.......    18,949        17,048
                                                                          -------       -------
          Operating income.............................................     6,547         4,088
Other expenses (income):
  Interest income......................................................       (17)           (7)
  Interest expenses....................................................     1,418         1,281
  Other, net...........................................................        62            25
                                                                          -------       -------
          Income before income taxes...................................     5,084         2,789
Income tax benefit.....................................................      (262)         (529)
                                                                          -------       -------
          Net income...................................................   $ 5,346       $ 3,318
                                                                          =======       =======
Net income per common and common equivalent share:
  Primary..............................................................   $   .19       $   .13
                                                                          =======       =======
  Fully diluted........................................................   $   .19       $   .13
                                                                          =======       =======
Weighted average number of shares of common stock and common stock equivalents used to compute net income per common and common equivalent share:
  Primary..............................................................    27,884        25,717
                                                                          =======       =======
  Fully diluted........................................................    27,936        25,872
                                                                          =======       =======

          See accompanying notes to consolidated financial statements.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   THREE MONTHS ENDED MARCH 31, 1996 AND 1995
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                           THREE MONTHS ENDED
                                                                         -----------------------
                                                                         MARCH 31,     MARCH 31,
                                                                           1996          1995
                                                                         ---------     ---------
Net cash provided by (used in) operating activities....................   $ 5,523      $  (4,659)
Cash flows from investing activities:
  Purchases of property, plant and equipment...........................    (1,760)        (9,297)
  Proceeds from sales/leaseback of property, plant and equipment.......        --         11,768
  Validation cost expenditures.........................................    (1,347)            --
                                                                          -------       --------
  Net cash provided by (used in) investing activities..................    (3,107)         2,471
Cash flows from financing activities:
  Principal payments under debt and capital lease obligations..........    (8,994)        (8,458)
  Proceeds from capital lease financing arrangement....................     4,153          4,000
  Change in accounts payable to affiliates, net........................      (648)         5,524
  Proceeds from short-term borrowings..................................    10,000         18,280
  Change in short-term borrowings -- Fresenius AG......................      (548)            70
  Repayment of short-term borrowings...................................    (7,200)       (16,880)
  Proceeds from issuance of common stock, net..........................       851            276
                                                                          -------       --------
  Net cash provided (used in) by financing activities..................    (2,386)         2,812
Effect of exchange rates on cash.......................................        (8)             2
                                                                          -------       --------
  Net increase in cash and cash equivalents............................        22            626
Cash and cash equivalents at beginning of period.......................     2,330          2,315
                                                                          -------       --------
Cash and cash equivalents at end of period.............................   $ 2,352      $   2,941
                                                                          =======       ========

          See accompanying notes to consolidated financial statements.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            MARCH 31, 1996 AND 1995
                                  (UNAUDITED)

(1) DESCRIPTION OF BUSINESS

     Fresenius USA, Inc. and subsidiaries (the "Company") is a manufacturer and distributor of medical products and systems for sale primarily in the United States and Canada for the treatment of kidney failure by hemodialysis and by peritoneal dialysis. The Company is one of only two companies in the United States offering a full line of both hemodialysis and peritoneal dialysis machines and disposable products. These machines and products are used to cleanse a patient's blood of waste products and fluids normally eliminated by properly functioning kidneys. The Company also sells cell separation products designed for the therapeutic removal of diseased blood components as well as collection of donor blood components for transfusion.

(2) INVENTORIES

     Inventories are stated at the lower of cost (determined by using first-in, first-out method) or market value, and consist of the following as of March 31, 1996 (in thousands):

                                                                             MARCH 31,
                                                                               1996
                                                                             ---------
        Raw materials......................................................   $32,870
        Work in process....................................................     9,733
        Finished goods.....................................................    27,835
                                                                              -------
                                                                               70,438
        Reserves...........................................................    (3,156)
                                                                              -------
        Inventories, net...................................................   $67,282
                                                                              =======

(3) OTHER ASSETS

     In 1995, the Company completed construction of a dialyzer plant addition to its manufacturing facility in Ogden, Utah. At March 31, 1996, included in other assets are $7,989 of validation costs, net of accumulated amortization of $557, incurred to qualify the products and the associated manufacturing processes for approval by the U.S. Food and Drug Administration. Such costs are being amortized on a straight-line basis over an estimated useful life of 3 years upon commencement of manufacturing.

(4) INCOME TAXES

     At December 31, 1995, the Company had net operating loss carryforwards of approximately $38.4 million for federal income tax reporting purposes. The net operating losses expire in varying amounts beginning in 1998 through 2006. The ability of the Company to use carryforwards to offset taxes on its future income is also subject to certain annual cumulative limitations. The Company believes that it has sufficient net loss carryforwards to offset any 1996 net income for federal income tax reporting purposes.

(5) NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     Net income per common share was computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during each period based on the treasury stock method or the modified treasury stock method. Stock options, common stock warrants, and the Series F preferred stock are considered to be common stock equivalents.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

                            MARCH 31, 1996 AND 1995
                                  (UNAUDITED)

     The application of the treasury stock method is modified when the outstanding number of the common shares which would be issued if all outstanding options and warrants and their equivalents were exercised exceeds 20% of the number of common shares outstanding at the end of the period. When this 20% test is met, the treasury stock method is first applied to purchase no more than 20% of the number of common shares outstanding at the end of the period. The balance of any proceeds remaining is then applied to reduce debt with appropriate recognition given for any interest expense savings net of income tax expense. These calculations are aggregated to determine whether the effect on net income per common share is dilutive or antidilutive. When dilutive, all of the calculations are utilized when computing net income per common share.

     The computation of fully diluted income per share would also include the effect of converting other outstanding securities, when the effect is dilutive, and the additional dilution related to stock options when the market price at the end of the period is higher than the average price for the period.

(6) RECENT DEVELOPMENT

     On February 4, 1996, W. R. Grace & Co. ("Grace") and Fresenius AG entered into a definitive agreement (the "Reorganization Agreement") to combine Grace's National Medical Care, Inc. ("NMC") with Fresenius AG's worldwide dialysis business, including the Company (the "Reorganization"). The Reorganization Agreement provides that an aggregate of 55.2% of the shares of the combined company, to be called Fresenius Medical Care AG, will be issued to Fresenius AG and the Company's public shareholders provided that Fresenius AG must retain at least 51% of the shares of the combined company, and that Grace shareholders will acquire the remaining 44.8%. Fresenius AG agreed with Grace that a wholly owned subsidiary of Fresenius Medical Care AG would be merged with and into the Company, with the Company the surviving Corporation (the "Company Merger"), as a result of which the Company would become a wholly-owned subsidiary of Fresenius Medical Care AG and that, when the economic terms of the participation of the Company's minority shareholders in the transaction have been established, Fresenius AG will vote its shares of the Company in favor of the transaction.

     On May 8, 1996, Fresenius AG and the Company jointly announced that an agreement had been reached between Fresenius AG and a committee of independent directors of the Company (the "Independent Committee") on the terms on which the public stockholders of the Company will participate in the Reorganization and the Company Merger. The Reorganization and the Company Merger were approved by the Board of Directors of the Company on May 8, 1996.

     Under the terms of the agreement with the Independent Committee, the public shareholders of the Company were to receive the equivalent of 1.15 ordinary shares of Fresenius Medical Care AG, based on the assumption that Fresenius Medical Care AG would have 217,170,000 shares outstanding. It is currently intended that Fresenius Medical Care AG will have an aggregate of 70,000,000 ordinary shares outstanding (instead of 217,170,000 as originally proposed) and that U.S. stockholders will receive American Depository Shares ("ADSs") each evidencing one-third of an ordinary share of Fresenius Medical Care AG. Thus, the public shareholders of the Company will receive, on a fully diluted basis, approximately 1.112 ADSs of Fresenius Medical Care AG for each share of Company Common Stock. The agreement with the Independent Committee also assumes that the Company will reacquire outstanding stock options or other equity securities, such that Fresenius AG's fully diluted interest in Fresenius Medical Care AG is not reduced below 50.3%. Accordingly, the public stockholders of the Company, on a fully diluted basis, will receive 4.9% of Fresenius Medical Care AG's shares outstanding after the closing.

                      FRESENIUS USA, INC. AND SUBSIDIARIES

                            MARCH 31, 1996 AND 1995
                                  (UNAUDITED)

(7)  MANAGEMENT REPRESENTATION

     The accompanying unaudited consolidated condensed financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which, in the opinion of management, consist only of normal and recurring adjustments that are necessary for a fair statement of the results for the interim periods presented. Operating results for the three month period ended March 31, 1996 are not necessarily indicative of the results to be expected for the year.

     Certain information in footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to such rules and regulations. It is suggested that these consolidated condensed financial statements be read in conjunction with the consolidated financial statements and the notes thereto contained in the Company's Form 10-K for the year ended December 31, 1995.

                                                                      APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                          DATED AS OF FEBRUARY 4, 1996

                                 BY AND BETWEEN

                               W. R. GRACE & CO.

                                      AND

                                  FRESENIUS AG

                               TABLE OF CONTENTS

                                                                                       PAGE
                                                                                       ----
                                   RECITALS
A.  Defined Terms....................................................................   A-7
B.  Newco............................................................................   A-7
C.  The Contribution.................................................................   A-7
D.  The Distribution.................................................................   A-7
E.  The Recapitalization.............................................................   A-7
F.  The Mergers......................................................................   A-7
G.  Financing........................................................................   A-7
H.  Intention of the Parties.........................................................   A-8
I.   Approvals.......................................................................   A-8
                                  ARTICLE I
                 THE REORGANIZATION; CLOSING; EFFECTIVE TIME
Section 1.1.  The Distribution, Newco and the Contribution...........................   A-9
Section 1.2.  The Recapitalization and the Mergers...................................   A-9
Section 1.3.  Effective Time.........................................................   A-9
Section 1.4.  Closing................................................................   A-9
                                  ARTICLE II
                   CERTIFICATE OF INCORPORATION AND BY-LAWS
Section 2.1.  Grace Certificate of Incorporation.....................................  A-10
Section 2.2.  Grace By-laws..........................................................  A-10
Section 2.3.  Fresenius USA Articles of Organization.................................  A-10
Section 2.4.  Fresenius USA By-laws..................................................  A-10
                                 ARTICLE III
                            DIRECTORS AND OFFICERS
Section 3.1.  Grace Directors........................................................  A-10
Section 3.2.  Grace Officers.........................................................  A-10
Section 3.3.  Fresenius USA Directors................................................  A-10
Section 3.4.  Fresenius USA Officers.................................................  A-10
                                  ARTICLE IV
              MERGER CONSIDERATION; CONTRIBUTION CONSIDERATION;
             CONVERSION OR CANCELLATION OF SHARES IN THE MERGERS
Section 4.1.  Grace Merger Consideration; Conversion or Cancellation of Grace Capital
  Stock..............................................................................  A-10
Section 4.2.  Fresenius USA Merger Consideration; Conversion or Cancellation of
              Fresenius USA Capital Stock............................................  A-11
Section 4.3.  Fresenius AG Consideration.............................................  A-12
Section 4.4.  Exchange of Old Certificates for New Certificates......................  A-12
             (a)  Appointment of Exchange Agent......................................  A-12
             (b)  Exchange Procedures................................................  A-12
             (c)  Fractional Shares..................................................  A-12
             (d)  Distributions with Respect to Unexchanged Shares...................  A-13
             (e)  No Transfers.......................................................  A-13

                                                                                       PAGE
                                                                                       ----
             (f)  No Liability.......................................................  A-13
             (g)  Withholding Rights.................................................  A-13
             (h)  Transfer Taxes.....................................................  A-14
             (i)   Stock Options and Warrants........................................  A-14
Section 4.5.  Dissenters' Rights.....................................................  A-14
                                               ARTICLE V
                                    REPRESENTATIONS AND WARRANTIES
Section 5.1.  Representations and Warranties of Grace................................  A-14
             (a)  Capital Stock......................................................  A-14
             (b)  Corporate Organization and Qualification...........................  A-15
             (c)  Corporate Authority................................................  A-15
             (d)  Governmental Filings; No Violations................................  A-16
             (e)  SEC Documents; Financial Statements; No Undisclosed Liabilities....  A-16
             (f)  Absence of Certain Events and Changes..............................  A-17
             (g)  Compliance with Laws...............................................  A-17
             (h)  Title to Assets....................................................  A-18
             (i)   Litigation........................................................  A-18
             (j)   Taxes.............................................................  A-18
             (k)  Employee Benefits..................................................  A-18
             (l)   Environmental Matters.............................................  A-20
             (m) Rights Plan.........................................................  A-20
             (n)  Takeover Statutes..................................................  A-20
             (o)  Brokers and Finders................................................  A-20
             (p)  Tax Matters........................................................  A-20
             (q)  Information in Disclosure Documents and Registration Statements....  A-20
             (r)  Trademarks, Patents and Copyrights.................................  A-20
             (s)  Assets.............................................................  A-21
             (t)  Disclosure.........................................................  A-21
Section 5.2.  Representations and Warranties of Fresenius USA........................  A-21
             (a)  Capital Stock......................................................  A-21
             (b)  Corporate Organization and Qualification...........................  A-22
             (c)  Corporate Authority................................................  A-22
             (d)  Governmental Filings; No Violations................................  A-22
             (e)  SEC Documents; Financial Statements; No Undisclosed Liabilities....  A-23
             (f)  Absence of Certain Events and Changes..............................  A-24
             (g)  Compliance with Laws...............................................  A-24
             (h)  Title to Assets....................................................  A-24
             (i)   Litigation........................................................  A-24
             (j)   Taxes.............................................................  A-24
             (k)  Employee Benefits..................................................  A-25
             (l)   Environmental Matters.............................................  A-26
             (m) Takeover Statutes...................................................  A-26
             (n)  Brokers and Finders................................................  A-26

                                                                                       PAGE
                                                                                       ----
             (o)  Information in Disclosure Documents and Registration Statements....  A-26
             (p)  Trademarks, Patents and Copyrights.................................  A-27
             (q)  Disclosure.........................................................  A-27
Section 5.3.  Representations and Warranties of Fresenius AG.........................  A-27
             (a)  Corporation Organization and Qualification.........................  A-27
             (b)  Corporate Authority................................................  A-27
             (c)  Governmental Filings; No Violations................................  A-28
             (d)  Takeover Statutes..................................................  A-28
             (e)  Brokers and Finders................................................  A-28
             (f)  Contribution.......................................................  A-28
             (g)  Tax Matters........................................................  A-28
             (h)  Information in Disclosure Documents and Registration Statements....  A-28
             (i)   Disclosure........................................................  A-29
             (j)   Assets............................................................  A-29
Section 5.4.  Representations and Warranties for the FWD Business....................  A-29
             (a)  Corporate Organization and Qualification...........................  A-29
             (b)  Corporate Authority................................................  A-29
             (c)  Capitalization.....................................................  A-29
             (d)  Financial Statements; No Undisclosed Liabilities...................  A-30
             (e)  Absence of Certain Events and Changes..............................  A-30
             (f)  Compliance with Laws...............................................  A-30
             (g)  Title to Assets....................................................  A-30
             (h)  Litigation.........................................................  A-31
             (i)   Taxes.............................................................  A-31
             (j)   Environmental Matters.............................................  A-31
             (k)  Governmental Filings; No Violations................................  A-31
             (l)   Contracts and Commitments.........................................  A-32
             (m) Employee Benefit Plans..............................................  A-32
             (n)  Lease..............................................................  A-33
             (o)  Trademarks, Patents and Copyrights.................................  A-33
Section 5.5.  Certain Definitions Relating to the FWD Business.......................  A-33
             (a)  FWD Business.......................................................  A-33
             (b)  FWD Business Assets................................................  A-33
             (c)  FWD Business Subsidiaries..........................................  A-34
             (d)  Fresenius AG Restructuring.........................................  A-34
                                        ARTICLE VI
                                         COVENANTS
Section 6.1.  Interim Operations.....................................................  A-34
Section 6.2.  Certain Transactions...................................................  A-35
Section 6.3.  Acquisition Proposals..................................................  A-36
Section 6.4.  Information Supplied...................................................  A-36
Section 6.5.  Shareholder Approvals..................................................  A-36
Section 6.6.  Filings; Other Actions.................................................  A-37
Section 6.7.  Audited Financial Statements...........................................  A-38

                                                                                       PAGE
                                                                                       ----
Section 6.8.   Access................................................................  A-39
Section 6.9.   Notification of Certain Matters.......................................  A-39
Section 6.10.  Publicity.............................................................  A-39
Section 6.11.  [Intentionally Omitted]...............................................  A-40
Section 6.12.  Employee Benefits.....................................................  A-40
Section 6.13.  Expenses and Liquidated Damages.......................................  A-40
Section 6.14.  Grace Rights Agreement................................................  A-41
Section 6.15.  Antitakeover Statutes.................................................  A-41
Section 6.16.  Securities Act Compliance.............................................  A-41
Section 6.17.  Stock Exchange Listing................................................  A-41
Section 6.18.  Transaction Agreements................................................  A-41
Section 6.19.  Tax Matters...........................................................  A-41
                                        ARTICLE VII
                                        CONDITIONS
Section 7.1.  Conditions to Each Party's Obligation..................................  A-41
             (a)  Shareholder Approval...............................................  A-41
             (b)  Governmental and Regulatory Consents...............................  A-41
             (c)  Third-Party Consents...............................................  A-42
             (d)  Litigation.........................................................  A-42
             (e)  Grace Tax Opinion..................................................  A-42
             (f)  Registration Statements............................................  A-42
             (g)  Financing..........................................................  A-42
             (h)  The Distribution...................................................  A-42
             (i)   Stock Exchange Listing............................................  A-42
             (j)   Fresenius AG Debt.................................................  A-42
             (k)  Grace Debt.........................................................  A-42
Section 7.2.  Conditions to Obligation of Grace......................................  A-42
             (a)  Representations and Warranties.....................................  A-42
             (b)  Performance of Obligations.........................................  A-43
             (c)  Pooling Agreement..................................................  A-43
             (d)  Fresenius AG Tax Opinion...........................................  A-43
Section 7.3.  Conditions to Obligation
Concerning Fresenius USA.............................................................  A-43
             (a)  Representations and Warranties.....................................  A-43
             (b)  Performance of Obligations.........................................  A-43
             (c)  Pooling Agreement Opinion..........................................  A-43
Section 7.4.  Conditions to Obligation of Fresenius AG...............................  A-43
             (a)  Representations and Warranties.....................................  A-43
             (b)  Performance of Obligations.........................................  A-43

                                                                                       PAGE
                                                                                       ----
                                       ARTICLE VIII
                                        TERMINATION
Section 8.1.  Termination by Mutual Consent..........................................  A-44
Section 8.2.  Termination by any Party Hereto........................................  A-44
Section 8.3.  Termination by Grace...................................................  A-44
Section 8.4.  Termination by Fresenius AG............................................  A-44
Section 8.5.  Effect of Termination and Abandonment..................................  A-44
                                        ARTICLE IX
                                 MISCELLANEOUS AND GENERAL
Section 9.1.   Survival..............................................................  A-44
Section 9.2.   Modification or Amendment.............................................  A-44
Section 9.3.   Waiver of Conditions..................................................  A-45
Section 9.4.   Counterparts..........................................................  A-45
Section 9.5.   Governing Law.........................................................  A-45
Section 9.6.   Notices...............................................................  A-45
Section 9.7.   Entire Agreement, etc.................................................  A-45
Section 9.8.   Definitions of "Subsidiary" and "Significant Subsidiary"..............  A-46
Section 9.9.   Captions..............................................................  A-46
Section 9.10.  Specific Performance..................................................  A-46
Section 9.11.  Severability..........................................................  A-46
Section 9.12.  No Third-Party Beneficiaries..........................................  A-46
Section 9.13.  Fresenius AG Covenant.................................................  A-46
Section 9.14.  Further Assurances....................................................  A-47

 ANNEX A
- ----------
Exhibit A                  Distribution Agreement
Exhibit B                  [Intentionally omitted]
Exhibit C                  [Intentionally omitted]
Exhibit D                  [Intentionally omitted]
Exhibit E                  Contribution Agreement
Exhibit F                  [Intentionally omitted]
Exhibit G                  [Intentionally omitted]
Exhibit H                  [Intentionally omitted]
Exhibit I                  [Intentionally omitted]

     AGREEMENT AND PLAN OF REORGANIZATION, dated as of February 4, 1996, as amended, (this "Agreement" or the "Reorganization Agreement"), by and between W.
R. GRACE & CO., a New York corporation ("Grace"), and FRESENIUS AG, an Aktiengesellschaft organized under the laws of the Federal Republic of Germany ("Fresenius AG").

                                    RECITALS

     A. Defined Terms. Certain capitalized terms used herein shall have the meanings set forth in Annex A hereto.

     B. Newco. Prior to the Effective Time, Fresenius AG intends (a) to convert a wholly owned GmbH subsidiary into an Aktiengesellschaft organized under the laws of the Federal Republic of Germany ("Newco"), having charter documents (the "Newco Charter Documents") and other organizational documents consistent with the terms set forth in Exhibit D hereto and subject to the approval of each party hereto, and (b) to enter into a Pooling Agreement consistent with the terms set forth in Exhibit D hereto and subject to the approval of each party hereto (the "Newco Pooling Agreement").

     C. The Contribution. Prior to the Effective Time, Fresenius AG intends to contribute its worldwide dialysis business (including its shares of capital stock of Fresenius USA) to Newco (the "Contribution") pursuant to the Contribution Agreement attached hereto as Exhibit E (the " Contribution Agreement"), and shall retain and lease to Newco its real property and buildings in the Federal Republic of Germany to the extent used in connection with the FWD Business pursuant to a lease (or leases) (the "Lease") consistent with the terms set forth in Exhibit B to the Contribution Agreement, and subject to the approval of each party hereto, and shall retain and license to Newco its name and certain related marks pursuant to a license consistent with the terms set forth in Exhibit C to the Contribution Agreement, and subject to the approval of each party hereto.

     D. The Distribution. Simultaneously herewith, W. R. Grace & Co.-Conn., a Connecticut corporation ("Grace-Conn."), are entering into the Distribution Agreement attached hereto as Exhibit A (the "Distribution Agreement") and, prior to the Effective Time, intend to consummate the transactions contemplated thereby. Prior to the Effective Time, Grace intends to transfer to (or retain in) Grace-Conn. all non-healthcare assets and liabilities, its interests in the Amicon bioseparations business and GN Holdings, Inc. and certain other assets, as contemplated by the Distribution Agreement, and to effect a distribution to its common shareholders of all of its equity interest in Grace-Conn. (the "Distribution").

     E. The Recapitalization. Immediately prior to the Effective Time, but following the Distribution, Grace shall be recapitalized (the
"Recapitalization") so that each holder of a Grace Common Share shall thereafter hold one Grace Common Share and one one-hundredth of a NY Preferred Share.

     F. The Mergers. At the Effective Time, the parties intend to effect a merger of a wholly owned New York corporate subsidiary of Newco ("Grace Merger Sub") with and into Grace, with Grace being the surviving corporation (the "Grace Merger"), and that the Certificate of Incorporation of Grace shall be amended (the "Grace Amendment") to change the name of Grace to a name mutually acceptable to the parties hereto. Also at the Effective Time, the parties intend to effect a merger of a wholly owned Massachusetts corporate subsidiary of Newco ("Fresenius USA Merger Sub") with and into Fresenius USA, Inc., a Massachusetts corporation ("Fresenius USA" and, together with Fresenius AG, the "Fresenius Parties"), with Fresenius USA being the surviving corporation (the "Fresenius USA Merger" and, together with the Grace Merger, the "Mergers"), and Fresenius AG has committed to vote its shares of Fresenius USA in favor of the Fresenius USA Merger, as provided herein.

     G. Financing. It is the intention of the parties hereto that, prior to the Distribution: (i) Grace and Grace-Conn. shall use reasonable efforts to cause NMC to arrange new credit facilities so that the transactions contemplated by the Transaction Agreements may be consummated; (ii) Fresenius AG shall use reasonable efforts to arrange new credit facilities for the FWD Business so that the transactions contemplated by the Transaction Agreements may be consummated; and (iii) the parties shall cooperate with one another with respect to the foregoing.

     H. Intention of the Parties. It is the intention of the parties to this Agreement that for United States federal income tax purposes (a) the Contribution shall qualify as a tax-free exchange under the Code, (b) the Distribution shall qualify as a tax-free distribution under the Code, (c) the Recapitalization shall be tax-free to Grace under the Code and (d) each of the Mergers shall qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

     I. Approvals. The Board of Directors of each party hereto has determined that this Agreement is in the best interests of such party and its shareholders and has duly approved this Agreement and authorized its execution and delivery.

     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                  THE REORGANIZATION; CLOSING; EFFECTIVE TIME

     SECTION 1.1. The Distribution, Newco and the Contribution. (a) Subject to the terms and conditions of the Distribution Agreement, prior to the Effective Time, the parties thereto shall effect the various transactions contemplated thereby including, immediately prior to the Effective Time, the Distribution.

          (b) Prior to the Effective Time, Fresenius AG shall cause Newco to adopt the Newco Charter Documents (which shall be satisfactory to the other parties hereto), shall cause Newco to adopt other organizational documents as may be necessary or advisable (which shall be satisfactory to the other parties hereto) and shall enter into, and shall cause Newco to enter into, the Newco Pooling Agreement (which shall be satisfactory to the other parties hereto).

          (c) Subject to the terms and conditions of the Contribution Agreement, prior to the Effective Time, Fresenius AG shall effect the various transactions contemplated by the Contribution Agreement including the Contribution.

     SECTION 1.2. The Recapitalization and the Mergers. (a) Subject to the terms and conditions of this Agreement, immediately prior to the Effective Time, but following the Distribution, Grace shall consummate the Recapitalization.

     (b) At the Effective Time, Grace and Grace Merger Sub shall consummate the Grace Merger in which Grace Merger Sub shall be merged with and into Grace and the separate corporate existence of Grace Merger Sub shall thereupon cease. Grace shall be the surviving corporation of the Grace Merger (the "Grace Surviving Corporation") and shall continue to be governed by the laws of the State of New York.

     (c) Subject to the terms and conditions of this Agreement, at the Effective Time, Fresenius USA and Fresenius USA Merger Sub shall consummate the Fresenius USA Merger in which Fresenius USA Merger Sub shall be merged with and into Fresenius USA and the separate corporate existence of Fresenius USA Merger Sub shall thereupon cease. Fresenius USA shall be the surviving corporation of the Fresenius USA Merger (the "Fresenius USA Surviving Corporation") and shall continue to be governed by the laws of the Commonwealth of Massachusetts.

     SECTION 1.3. Effective Time. Fresenius USA and Fresenius USA Merger Sub shall cause a certificate of merger to be submitted to the Department of State of the Commonwealth of Massachusetts as provided in the MBCL (the "Massachusetts Certificate"). The Fresenius USA Merger shall become effective at such time as the Massachusetts Certificate has been filed by the Department of State of the Commonwealth of Massachusetts in accordance with the provisions of the MBCL or at such other time as may be specified in the Massachusetts Certificate in accordance with applicable law. The date and time when the Fresenius USA Merger shall become effective is referred to herein as the "Effective Time." Grace and Grace Merger Sub shall cause articles of merger to be submitted to the Department of State of the State of New York as provided in the NYBCL (the "New York Certificate "). The New York Certificate shall provide that the Grace Merger shall become effective at the Effective Time in accordance with applicable law.

     SECTION 1.4. Closing. The closing of the Reorganization (the "Closing") shall take place at the offices of Wachtell, Lipton, Rosen & Katz, New York, New York, at 10:00 A.M. on the first business day on which all the conditions set forth in Article VII can be fulfilled or are waived, or at such other place and/or time as the parties hereto may agree. The date upon which the Closing shall occur is herein called the "Closing Date."

                                   ARTICLE II

                    CERTIFICATE OF INCORPORATION AND BY-LAWS

     SECTION 2.1. Grace Certificate of Incorporation. The certificate of incorporation of Grace, as in effect at the Effective Time and taking into account the Grace Amendment, shall be the certificate of incorporation of the Grace Surviving Corporation (the "Grace Certificate of Incorporation"), until duly amended in accordance with the terms thereof and the NYBCL.

     SECTION 2.2. Grace By-laws. The By-laws of Grace, as in effect at the Effective Time, shall continue as the By-laws of the Grace Surviving Corporation until duly amended in accordance with the terms thereof, the Grace Certificate of Incorporation and the NYBCL.

     SECTION 2.3. Fresenius USA Articles of Organization. The articles of organization of Fresenius USA, as in effect at the Effective Time, shall be the articles of organization of the Fresenius USA Surviving Corporation (the "Fresenius USA Articles of Organization"), until duly amended in accordance with the terms thereof and the MBCL.

     SECTION 2.4. Fresenius USA By-laws. The By-laws of Fresenius USA, as in effect at the Effective Time, shall continue as the By-laws of the Fresenius USA Surviving Corporation, until duly amended in accordance with the terms thereof, the Fresenius USA Articles of Organization and the MBCL.

                                  ARTICLE III

                             DIRECTORS AND OFFICERS

     SECTION 3.1. Grace Directors. Immediately after the Effective Time, the directors of Grace Merger Sub shall be the directors of the Grace Surviving Corporation.

     SECTION 3.2. Grace Officers. Immediately after the Effective Time, the officers of Grace Merger Sub shall be the officers of the Grace Surviving Corporation.

     SECTION 3.3. Fresenius USA Directors. Immediately after the Effective Time, the directors of Fresenius USA Merger Sub shall be the directors of the Fresenius USA Surviving Corporation.

     SECTION 3.4. Fresenius USA Officers. Immediately after the Effective Time, the officers of Fresenius USA Merger Sub shall be the officers of the Fresenius USA Surviving Corporation.

                                   ARTICLE IV

               MERGER CONSIDERATION; CONTRIBUTION CONSIDERATION;
              CONVERSION OR CANCELLATION OF SHARES IN THE MERGERS

     SECTION 4.1. Grace Merger Consideration; Conversion or Cancellation of Grace Capital Stock. At the Effective Time, by virtue of the Grace Merger and without any action on the part of the holder of any capital stock of Grace:

          (a) Subject to Section 4.4(c), each Grace Common Share issued and outstanding immediately prior to the Effective Time (other than any Grace Common Share owned by Fresenius AG or its subsidiaries or Fresenius USA or its subsidiaries or any Grace subsidiary or held in Grace's treasury or any Grace Common Dissenting Share) shall be converted at the Effective Time into the right to receive the Grace Consideration Per Share.

          (b) Each Grace Preferred Share and each NY Preferred Share issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Grace Merger.

          (c) All Grace Common Shares shall cease to be outstanding, shall be cancelled and retired and shall cease to exist, and each holder of an Old Grace Common Certificate (other than holders of Old

     Grace Common Certificates representing Grace Common Dissenting Shares) shall there after cease to have any rights with respect to such Old Grace Common Certificates, except the right to receive, without interest, upon exchange of such Old Grace Common Certificates in accordance with Section 4.4, the Newco Ordinary Share Certificates and payments to which such holder is entitled pursuant to this Article IV.

     (d) Each Grace Common Share issued and outstanding immediately prior to the Effective Time and owned by Fresenius AG or its subsidiaries or Fresenius USA or its subsidiaries or any Grace subsidiary or held in Grace's treasury shall cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

     (e) Each share of Grace Merger Sub common stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Grace Surviving Corporation.

     SECTION 4.2. Fresenius USA Merger Consideration; Conversion or Cancellation of Fresenius USA Capital Stock. At the Effective Time, by virtue of the Fresenius USA Merger and without any action on the part of the holder of any capital stock of Fresenius USA:

          (a) Subject to Section 4.4(c), each Fresenius USA Common Share issued and outstanding immediately prior to the Effective Time (other than any Fresenius USA Common Share owned by Fresenius AG or its subsidiaries or Grace or its subsidiaries or any Fresenius USA subsidiary or held in Fresenius USA's treasury or any Fresenius USA Common Dissenting Share) shall be converted at the Effective Time into the right to receive the Fresenius USA Consideration Per Share.

          (b) All Fresenius USA Common Shares and Fresenius USA Preferred Shares shall cease to be outstanding, shall be cancelled and retired and shall cease to exist, and each holder of an Old Fresenius USA Common Certificate (other than holders of Old Fresenius USA Common Certificates representing Fresenius USA Common Dissenting Shares) shall thereafter cease to have any rights with respect to such Old Fresenius USA Common Certificates, except the right to receive, without interest, upon exchange of such Old Fresenius USA Common Certificates in accordance with Section 4.4, the Newco Ordinary Share Certificates and payments to which such holder is entitled pursuant to this Article IV.

          (c) Each Fresenius USA Common Share issued and outstanding immediately prior to the Effective Time and owned by Grace or its subsidiaries or Fresenius AG or its subsidiaries or Newco or any Fresenius USA subsidiary or held in Fresenius USA's treasury, and each Fresenius USA Preferred Share, shall cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor (except, as provided in Section 4.3) and shall cease to exist.

          (d) Each share of Fresenius USA Merger Sub capital stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Fresenius USA Surviving Corporation.

          (e) Prior to the vote of holders of Fresenius USA Common Shares to be held with respect to the Fresenius USA Merger, Fresenius AG shall advise Grace in writing as to the aggregate consideration to be given to Fresenius USA shareholders (other than Fresenius AG and its subsidiaries) in the Fresenius USA Merger (the "Aggregate Fresenius USA Common Share Consideration"); provided that (i) to the extent that the Aggregate Fresenius USA Common Share Consideration includes any Newco Ordinary Shares, such shares shall be allocated to the holders of Fresenius USA Common Share Equivalent (other than Fresenius AG and its subsidiaries) in lieu of Newco Ordinary Shares which would otherwise have been allocated to Fresenius AG under Section 4.3; (ii) holders of Grace Common Share Equivalents shall be allocated in the Reorganization, in the aggregate, 44.8% of Newco's equity securities outstanding immediately following the Reorganization on a fully diluted basis; (iii) Fresenius AG shall be allocated in the Reorganization, in the aggregate, no less than 51% of Newco's equity securities outstanding immediately following the Re organization on a fully diluted basis; (iv) such transaction shall not adversely affect the tax-free nature of the Distribution, the Contribution or the Grace Merger; and (v) no additional costs or expenses (including applicable taxes) shall be borne by Grace, Fresenius USA or

     Newco as a result thereof, other than costs and expenses for which Fresenius AG has agreed to reimburse Grace, Fresenius USA or Newco, as applicable, at the Closing.

     SECTION 4.3. Fresenius AG Consideration. At the Effective Time, in consideration of the Contribution and the contribution to Newco of the Fresenius USA Common Shares and the Fresenius USA Preferred Shares owned by Fresenius AG and its subsidiaries (as provided in the Contribution Agreement), and in consideration of the Fresenius USA Merger, Fresenius AG shall be allocated 55.2% of the Newco Ordinary Shares that will be outstanding immediately following consummation of the Reorganization on a fully diluted basis.

     SECTION 4.4. Exchange of Old Certificates for New
Certificates. (a) Appointment of Exchange Agent. From and after the Effective Time until the end of the six-month period following the Effective Time, the Surviving Corporations shall make available or cause to be made available to an exchange agent appointed prior to the Effective Time by Newco with the approval of each of Grace and Fresenius AG (the "Exchange Agent") Newco Ordinary Share Certificates and cash in amounts sufficient to allow the Exchange Agent to make all deliveries of Newco Ordinary Share Certificates and payments that may be required in exchange for Old Certificates pursuant to this Article IV.

          (b) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporations shall cause the Exchange Agent to mail or deliver to each person (other than any party hereto or its subsidiaries and any holder of Dissenting Shares) who was, at the Effective Time, a holder of record of Grace Common Shares or, if applicable, Fresenius USA Common Shares a form (the terms of which shall be mutually agreed upon by the parties hereto prior to the Effective Time) of letter of transmittal containing instructions for use in effecting the surrender of the Old Certificates in exchange for ADRs or Newco Ordinary Share Certificates and payments pursuant to this Article IV. Upon surrender to the Exchange Agent of an Old Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Old Certificate shall be entitled to receive in exchange therefor ADRs or a Newco Ordinary Share Certificate representing the Newco Ordinary Shares, and a check in the amount to which such holder is entitled pursuant to this Article IV, and the Old Certificate so surrendered shall forthwith be cancelled. No interest shall be paid or shall accrue on the amount payable upon surrender of Old Certificates. If any ADR or Newco Ordinary Share Certificate is to be issued in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of such ADR or Newco Ordinary Share Certificate in a name other than that of the registered holder of the Old Certificate surrendered, or shall establish to the satisfaction of the applicable Surviving Corporation that any such taxes have been paid or are not applicable. Six months after the Effective Time, each Surviving Corporation shall be entitled to cause the Exchange Agent to deliver to it any applicable ADRs or Newco Ordinary Share Certificates and cash (including any interest thereon) made available to the Exchange Agent that are unclaimed by the former shareholders of its constituent corporations. Any such former shareholders who have not theretofore exchanged their Old Certificates for ADRs or Newco Ordinary Share Certificates and cash pursuant to this Article IV shall thereafter be entitled to look exclusively to the applicable Surviving Corporation and only as general creditors thereof for the Newco Ordinary Shares and cash to which they become entitled upon exchange of their Old Certificates pursuant to this Article IV. Each Surviving Corporation shall pay all applicable charges and expenses, including its applicable share of those of the Exchange Agent, in connection with the exchange of ADRs or Newco Ordinary Share Certificates and cash for Old Certificates as contemplated hereby.

          (c) Fractional Shares. No fractional ADRs or Newco Ordinary Shares shall be issued in the Reorganization. In lieu of any such fractional shares, each person who would otherwise have been entitled to a fraction of an ADR or Newco Ordinary Share upon surrender of an Old Certificate for exchange pursuant to this Article IV shall be paid an amount in cash (without interest) equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional ADRs or Newco Ordinary Shares issued pursuant to this Article IV. As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full ADRs or Newco Ordinary Shares delivered to the Exchange Agent over (ii) the aggregate number of full ADRs or Newco Ordinary Shares to be distributed in respect of Grace Common Shares or Fresenius USA Common Shares (such excess being herein called the "Excess Shares"), and the Exchange Agent, as agent for the former holders of such shares, shall sell the Excess Shares at the prevailing prices on the open market. The sale of the Excess Shares by the Exchange Agent shall be executed on a public exchange through one or more firms and shall be executed in round lots to the extent practicable; and, at the discretion of the Exchange Agent, the Excess Shares may be exchanged for ADRs pursuant to the ADR Facility and such ADRs shall be sold on the Exchange as aforesaid in lieu of the Excess Shares. Newco shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Shares. Until the net proceeds of such sale or sales have been distributed, the Exchange Agent shall hold such proceeds in trust for such former stockholders (the "Fractional Securities Fund"). As soon as practicable after the determination of the amount of cash to be paid in lieu of any fractional interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such former stockholders.

          (d) Distributions with Respect to Unexchanged Shares. Notwithstanding any other provisions of this Agreement, no dividends shall be paid to any person holding an Old Certificate until such Old Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Old Certificate by any holder thereof other than an Old Certificate representing Dissenting Shares, there shall be paid to the holder of the Newco Ordinary Share Certificate issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the Newco Ordinary Shares represented thereby and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such surrender and a payment date subsequent to the time of such surrender payable with respect to the Newco Ordinary Shares represented thereby, less the amount of any withholding taxes which may be required thereon.

          (e) No Transfers. At or after the Effective Time, there shall be no transfers on the stock transfer books of either Surviving Corporation of Grace Common Shares, Fresenius USA Common Shares or Fresenius USA Preferred Shares which were outstanding immediately prior to the Effective Time.

          (f) No Liability. If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the applicable Surviving Corporation, the posting by such person of a bond in such reasonable amount as the applicable Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, the applicable Surviving Corporation shall, in exchange for such lost, stolen or destroyed Old Certificates, issue or cause to be issued the Newco Ordinary Shares and pay or cause to be paid the amounts deliverable in respect thereof pursuant to this Article IV. None of any party hereto, the Exchange Agent, Newco or any Surviving Corporation shall be liable to any holder of Grace Common Shares or Fresenius USA Common Shares for any cash from the payment fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (g) Withholding Rights. The Surviving Corporations shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Grace Common Shares or Fresenius USA Common Shares such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Grace Common Shares or Fresenius USA Common Shares in respect of which such deduction and withholding was made.

          (h) Transfer Taxes. Except as provided above, Fresenius USA and Grace shall pay or cause to be paid any transfer or gains tax (including, without limitation, any real property gains or transfer tax), other than any income tax, imposed in connection with or as a result of the Contribution or Fresenius USA Merger, on the one hand, or the Distribution or Grace Merger, on the other hand, respectively.

          (i) Stock Options and Warrants. At the Effective Time, each option, warrant or other security convertible into, exchangeable for or exercisable for the purchase of Grace Common Shares, after taking into account adjustments pursuant to the Distribution Agreement (each, a "Grace Option"), and each option, warrant or other security convertible into, exchangeable for or exercisable for the purchase of Fresenius USA Common Shares (each, a "Fresenius USA Option") which is outstanding and unconverted, unexchanged or unexercised, as the case may be, shall cease to represent a right to acquire Grace Common Shares or Fresenius USA Common Shares, as the case may be, and shall be converted automatically into an option, warrant or other security, as the case may be, to purchase Newco Ordinary Shares in an amount and at an exercise price determined as provided below:

             (A) The number of Newco Ordinary Shares to be subject to the new option, warrant or other security shall be equal to the product of the number of shares subject to the original option, warrant or other security and the Grace Exchange Ratio (in the case of a Grace Option) or the Fresenius USA Exchange Ratio (in the case of a Fresenius USA Option), rounded down to the nearest whole number of shares; and

             (B) The exercise price per share of Newco Ordinary Shares under the new option, warrant or other security shall be equal to the exercise price per share of Grace Common Shares or Fresenius USA Common Shares under the original Grace Option or Fresenius USA Option, as the case may be, divided by the Grace Exchange Ratio (in the case of a Grace Option) or the Fresenius USA Exchange Ratio (in the case of a Fresenius USA Option), rounded up to the nearest whole cent.

     The duration and other terms of the new option, warrant or other security shall be the same as the remaining duration and other terms of the original Grace Option or Fresenius USA Option, as the case may be, except that all references to Grace or Fresenius USA shall be deemed to be references to Newco. The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be, and is intended to be, effected in a manner which is consistent with Section 424(a) of the Code.

     SECTION 4.5. Dissenters' Rights. If any holder of Grace Common Shares or Fresenius USA Common Shares shall file written objection or provide notice to Grace or Fresenius USA, respectively, in order to seek appraisal with respect to such shares, pursuant to applicable statutory procedures, Grace or Fresenius USA, as applicable, shall give the other notice thereof. If any such holder of Grace Common Shares or Fresenius USA Common Shares shall fail to perfect or shall have effectively withdrawn such objection or notice or lost the right to appraisal with respect to such shares, such shares shall thereupon be treated as though such shares had been converted pursuant to Section 4.1 or Section 4.2, as applicable.

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES

     SECTION 5.1. Representations and Warranties of Grace. Grace hereby represents and warrants to Fresenius AG that, except as set forth in a letter (the "Grace Disclosure Letter") delivered to Fresenius AG simultaneously with the execution and delivery of this Agreement (provided that, as used herein, all references to Grace (and/or its Affiliates) shall be deemed to refer to Grace and its Affiliates which conduct the NMC Business, consistent with Section 9.8 hereof, except as otherwise specifically provided):

          (a) Capital Stock. The authorized capital stock of Grace consists of 300,000,000 Grace Common Shares, par value $1.00 per share, of which 97,375,339 were outstanding as of December 31, 1995, and 5,130,000 Grace Preferred Shares, par value $1.00 per share (consisting of 40,000 authorized Grace 6% Preferred Shares, 50,000 authorized Class A Preferred Shares, 40,000 authorized Class B Preferred

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

     Shares and 5,000,000 authorized Class C Preferred Shares), of which 36,460 were outstanding as Grace 6% Preferred Shares, 16,356 were outstanding as Grace Class A Preferred Shares, 21,577 were outstanding as Grace Class B Preferred Shares and none were outstanding as Grace Class C Preferred Shares, in each case as of December 31, 1995. As of December 31, 1995, 53,153 Grace Common Shares were held by Grace and its subsidiaries (other than any shares held in a fiduciary capacity and beneficially owned by a third party). As of December 31, 1995, there were outstanding under the Grace 1994 Stock Incentive Plan, the Grace 1989 Stock Incentive Plan, the Grace 1986 Stock Incentive Plan, the Grace 1981 Stock Incentive Plan and the Grace 1994 Stock Retainer Plan for Non-Employee Directors (collectively, the "Grace Stock Plans") options to acquire an aggregate of 5,694,196 Grace Common Shares (subject to adjustment on the terms set forth in the Grace Stock Plans). As of the date of this Agreement, there are no Grace Common Shares reserved for issuance, other than 105,083,951 Grace Common Shares reserved for issuance in connection with the Grace Rights and 7,655,459 Grace Common Shares reserved for issuance pursuant to the Grace Stock Plans. All outstanding Grace Common Shares and Grace Preferred Shares have been duly authorized and validly issued and are fully paid and nonassessable. Except for the Grace Common Shares and Grace Preferred Shares, Grace has outstanding no bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of Grace on any matter. Each of the outstanding shares of capital stock of each of Grace's subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and, except for an immaterial number of shares held by officers and directors of Grace and its subsidiaries as nominees and for the benefit of Grace or any of its subsidiaries, is owned, either directly or indirectly, by Grace free and clear of all liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind. Except as set forth above and except for Grace Common Shares issued after December 31, 1995 pursuant to the terms of options, securities or plans referred to above and except for certain preemptive rights of certain Grace Preferred Shares as set forth in the Grace Certificate of Incorporation, there are no shares of capital stock of Grace authorized, issued or outstanding and there are no preemptive rights or any outstanding subscriptions, options, puts, calls, warrants, rights, convertible or exchangeable securities or other agreements or commitments of Grace or any of its significant subsidiaries of any character relating to the issued or unissued capital stock or other securities of Grace or any of its subsidiaries (including, without limitation, the issuance, sale, purchase, redemption, conversion, exchange, redemption, voting or transfer thereof).
     Exhibit 21 to its Annual Report on Form 10-K for the year ended December 31, 1994, as filed with the SEC, is an accurate and correct statement of all of the information required to be set forth therein by the regulations of the SEC and is an accurate and correct list of all Grace subsidiaries as of the date hereof having a book value as of December 31, 1995 or net income for the fiscal year ended December 31, 1995 in excess of $25,000,000. Except as set forth in such Exhibit, as of the date hereof, Grace does not, directly or indirectly, own any capital stock or other ownership interest in any corporation, partnership, joint venture or other entity having a book value as of December 31, 1995 or net income for the fiscal year ended December 31, 1995 in excess of $25,000,000.

          (b) Corporate Organization and Qualification. Each of Grace and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its or such subsidiary's jurisdiction of organization and is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it or such subsidiary require such qualification, except for any such failure so to qualify or be in good standing which, when taken together with all other such failures, is not reasonably likely to have a Material Adverse Effect with respect to Grace. Each of Grace and its subsidiaries has the requisite corporate power and authority to carry on its businesses as they are now being conducted. Grace has made available to the other parties hereto a complete and correct copy of its Certificate of Incorporation and By-laws (or similar organizational documents), each as amended to date and currently in full force and effect.

          (c) Corporate Authority. Subject only to the receipt of the requisite approval of its shareholders, Grace has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform each Transaction Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby including, without limitation, the approval of the Board of Directors of Grace and the resolution of the Board of Directors of Grace to recommend the transactions contemplated hereby and thereby for approval by Grace shareholders, subject to their fiduciary duties. Each Transaction Agreement to which Grace is a party is, or when executed and delivered shall be, a valid and binding agreement of Grace enforceable in accordance with its terms.

          (d) Governmental Filings; No Violations. (i) Other than the filings provided for in the Transaction Agreements, and other than as may be required under the HSR Act and similar statutes in other countries, the Exchange Act, the Securities Act, and state securities laws, no notices, reports or other filings are required to be made by Grace or any subsidiary with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it or any subsidiary from, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign ("Governmental Entity"), in connection with the execution, delivery or performance of each Transaction Agreement to which it or any subsidiary is a party by it or any subsidiary and the consummation by it of the transactions contemplated hereby and thereby, the failure to make or obtain any or all of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect with respect to Grace or enable any person to enjoin or prevent or materially delay consummation of the transactions contemplated hereby and thereby.

          (ii) The execution, delivery and performance by Grace or any subsidiary of each Transaction Agreement to which it is a party does not or will not, and the consummation by it of any of the transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, its Certificate of Incorporation or By-laws, or the comparable governing instruments of any of its subsidiaries, or (B) assuming receipt of any consents and the occurrence of any events disclosed in the Grace Disclosure Letter as contemplated in the last sentence of this paragraph, a breach or violation of, or a default under, or the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets of it, Newco or the Surviving Corporations or any of their respective subsidiaries (with or without the giving of notice, the lapse of time or both) pursuant to, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation or commitment ("Contracts") of it or any of its subsidiaries or any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of its subsidiaries is subject, or any change in the rights or obligations of any party under, or give rise to any rights of termination under, any of the Contracts, except, in the case of clause (B) above, for such breaches, violations, defaults, accelerations or changes that are disclosed in the Grace Disclosure Letter or, individually and in the aggregate, are not reasonably likely to have a Material Adverse Effect with respect to Grace. The Grace Disclosure Letter sets forth a list of all consents required under any Contracts to be obtained by it or any subsidiary or events required to occur prior to consummation of the Reorganization (other than consents the failure to obtain of which, individually and in the aggregate, is not reasonably likely to have a Material Adverse Effect with respect to Grace).

          (e) SEC Documents; Financial Statements; No Undisclosed
     Liabilities. (i) Grace has delivered to the other parties hereto each SEC Document prepared and filed with the SEC by it or its subsidiaries since December 31, 1994, including, without limitation, (A) its Annual Report on Form 10-K for the year ended December 31, 1994, and (B) its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1995. As of its filing date, each such SEC Document filed, and each SEC Document that will be filed by it or its subsidiaries prior to the Effective Time, as amended or supplemented, if applicable, pursuant to the Exchange Act (A) complied or will comply in all material respects with the applicable requirements of the Exchange Act and (B) did not or will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of Grace's consolidated balance sheets included in or incorporated by reference into its SEC Documents (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of it and its subsidiaries as of its date and each of the consolidated statements of income, cash flows and shareholders' equity included in or incorporated by reference into its SEC Documents (including any related notes and schedules) fairly presents in all material respects the consolidated results of operations, retained earnings and cash flows, as the case may be, of it and its subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with US GAAP.

          (ii) Each SEC Document which is a final registration statement filed, and each final registration statement that will be filed by it or any subsidiary prior to the Effective Time, as amended or supplemented, if applicable, pursuant to the Securities Act, as of the date such statement or amendment became or will become effective (A) complied or will comply in all material respects with the applicable requirements of the Securities Act and (B) did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in light of the circumstances under which they were made).

          (iii) Included in the Grace Disclosure Letter are a special purpose consolidated balance sheet as of, and special purpose consolidated statements of income, cash flows and shareholders' equity for Grace for the year ended, December 31, 1995, for Grace, in each case exclusive of the Grace-Conn. Business and the assets, liabilities, income, cash flows and shareholders' equity thereof (such financial statements, the "Grace Disclosure Letter Financial Statements" and the balance sheet as of December 31, 1995 included therein, the "Grace Disclosure Letter Balance Sheet"). The Grace Disclosure Letter Balance Sheet (including any related notes and schedules) fairly presents in all material respects, and the special purpose consolidated balance sheet to be included in the Grace Audited Financial Statements (including any related notes and schedules) shall fairly present in all material respects, the consolidated financial position of Grace and its included subsidiaries as of its date; and each of the special purpose consolidated statements of income, cash flows and shareholders' equity included in the Grace Disclosure Letter Financial Statements (including any related notes and schedules) fairly presents in all material respects, and each such statement to be included in the Grace Audited Financial Statements (including any related notes and schedules) shall fairly present in all material respects, the consolidated results of operations, retained earnings and cash flows, as the case may be, of Grace and its included subsidiaries for the periods set forth therein, in each case in accordance with US GAAP and in each case exclusive of the Grace-Conn. Business and the assets, liabilities, income, cash flows and shareholders' equity thereof.

          (iv) Except as disclosed in the Grace Disclosure Letter Balance Sheet or the notes thereto or in its SEC Documents filed with the SEC prior to the date hereof, neither Grace nor its subsidiaries has any liabilities, whether or not accrued, contingent or otherwise, that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect with respect to Grace.

          (f) Absence of Certain Events and Changes. Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, since September 30, 1995, Grace and its subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses and there has not been any change or development or combination of changes or developments (including any worsening of any condition currently existing) which, individually and in the aggregate, is reasonably likely to result in a Material Adverse Effect with respect to Grace.

          (g) Compliance with Laws. Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, Grace and its subsidiaries have complied, in the conduct of their respective businesses, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto, except where the failure to comply is not reasonably likely, individually and in the aggregate, to have a Material Adverse Effect with respect to Grace. To the knowledge of its executive officers, each of Grace and its subsidiaries has, and, immediately after the Grace Merger, will have, all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit it or such subsidiary to carry on its business as it is presently conducted, except for such permits, licenses, certificates, orders, filings, applications and registrations, the failure to have or make which, individually and in the aggregate, are not reasonably likely to have a Material Adverse Effect with respect to Grace.

          (h) Title to Assets. Grace and its subsidiaries have and, immediately after the Grace Merger, the NMC Group will have, good and, with respect to real property, marketable title to its properties and assets (other than property as to which it is lessee), except for those defects in title which are not, individually and in the aggregate, reasonably likely to have a Material Adverse Effect with respect to Grace. Grace and its subsidiaries have, and immediately after the Grace Merger, the NMC Group will either own or have adequate rights to use (on the same basis as currently owned or used by Grace or such subsidiaries), all assets predominantly used or useful in the NMC Business as currently conducted and all assets reflected on the Grace Disclosure Letter Balance Sheet, except for assets disposed of in accordance with this Agreement and except for those failures to own or have which are not, individually and in the aggregate, reasonably likely to have a Material Adverse Effect with respect to Grace.

          (i) Litigation. Except as disclosed in Grace's SEC Documents filed with the SEC prior to the date hereof, there are no civil, criminal or administrative actions, suits, claims, hearings or proceedings pending or, to the knowledge of its executive officers, threatened, or investigations pending, against it or any of its subsidiaries that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect with respect to Grace. There are no judgments or outstanding orders, writs, injunctions, decrees, stipulations or awards (whether rendered or issued by a court or Governmental Entity, or by arbitration) against Grace or any of its subsidiaries or their respective properties or businesses, which are reasonably likely, individually or in the aggregate, to have a Material Adverse Effect with respect to Grace.

          (j) Taxes. Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, all material federal, state, local and foreign tax returns required to be filed by or on behalf of Grace or any of its subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, all material taxes required to be shown on returns filed by Grace, as of the date of such SEC Document, have been paid in full or have been recorded as a liability on its consolidated balance sheet (in accordance with US GAAP). Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, there is no outstanding audit examination, deficiency, or refund litigation with respect to any taxes of Grace that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect with respect to Grace. Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, all material taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation relating to Grace have been paid in full or have been recorded as a liability on its balance sheet (in accordance with US GAAP). Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, neither Grace nor any of its subsidiaries is a party to a tax sharing or similar agreement or any agreement pursuant to which it or any of its subsidiaries has indemnified another party with respect to taxes (other than the tax sharing agreement attached to the Distribution Agreement), except for any such agreement under which the liabilities of Grace and its subsidiaries would not be reasonably likely to have a Material Adverse Effect with respect to Grace. Except as set forth in SEC Documents filed prior to the date hereof, neither Grace nor its subsidiaries have waived any applicable statute of limitations with respect to federal income taxes or any material state income taxes.

          (k) Employee Benefits. (i) Grace's SEC Documents filed prior to the date hereof disclose all material information required under the applicable rules and regulations of the SEC with respect to Grace's bonus, deferred compensation, pension, retirement, profit sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all material employment or severance Contracts, all other material employee benefit plans and all applicable "change of control" or similar provisions in any material plan, Contract or arrangement which covers employees or former employees of Grace or its subsidiaries ("Grace Compensation Plans"). True and complete copies of the Grace Compensation Plans and all other benefit plans, Contracts or arrangements (regardless of whether they are funded or unfunded or foreign or domestic) covering employees or former employees of Grace and its subsidiaries (the "Grace Employees"), including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and all amendments thereto, have been made available to each other party hereto.

          (ii) All Grace Compensation Plans that are "employee benefit plans", other than "multiemployer plans" within the meaning of Sections 3(37) or 4001(a)(3) of ERISA, covering Grace Employees (the "Grace Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA, except where the failure to be so would not reasonably be expected to have a Material Adverse Effect with respect to Grace. There is no pending or, to the knowledge of executive officers, threatened litigation relating to any Grace Plan which is reasonably likely to have a Material Adverse Effect with respect to Grace.

          (iii) No material liability that has not previously been fully satisfied under Subtitle C or D of Title IV of ERISA, under Section 412 of the Code or under Section 302 of ERISA has been or is expected to be incurred by Grace or any of its subsidiaries with respect to any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Code (a "Grace ERISA Affiliate"). Grace and its subsidiaries and the Grace ERISA Affiliates have not incurred and do not expect to incur any material withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA. No notice of a "reportable event," within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any of the Grace Plans or by any of the Grace ERISA Affiliates within the 12-month period ending on the date hereof.

          (iv) As of January 1, 1995, the "full-funding limitation" (as defined in Section 412(c)(9) of the Code) has been satisfied with respect to each Grace Pension Plan which is a single-employer plan (within the meaning of Section 4001(a)(15) of ERISA), and there has been no change in the financial condition of any such Grace Pension Plan since that date that is reasonably likely to have a Material Adverse Effect with respect to Grace. The withdrawal liability of Grace and its subsidiaries under each Grace Plan which is a multiemployer plan to which Grace, its subsidiaries or its ERISA Affiliates has contributed during the preceding 12 months, determined as if a "complete withdrawal," within the meaning of Section 4203 of ERISA, had occurred as of the date hereof, is not reasonably likely to have a Material Adverse Effect with respect to Grace.

          (v) Except as disclosed in its SEC Documents filed prior to the date hereof, neither Grace nor its subsidiaries have any material obligations for retiree health and life benefits under any Grace Plan. Except as disclosed in its SEC Documents filed prior to the date hereof, there are no restrictions on the right of Grace to amend or terminate any Grace Plan that provides retiree health or life benefits to Grace Employees without Grace incurring any material liability thereunder as a result of such amendment or termination.

          (vi) All Grace Compensation Plans covering foreign Employees comply with applicable local law except when the failure to so comply, individually and in the aggregate, would not have a Material Adverse Effect with respect to Grace. Grace and its subsidiaries have no unfunded liabilities with respect to any Grace Pension Plan which cover foreign Employees in an amount which is reasonably likely to have a Material Adverse Effect with respect to Grace.

          (vii) Except as disclosed in its SEC Documents filed prior to the date hereof or as provided in this Agreement, the transactions contemplated by this Agreement will not result in the vesting or acceleration of any material amounts under any Grace Compensation Plan, any material increase in benefits under any Grace Compensation Plan or payment of any severance or similar compensation under any Grace Compensation Plan, and the amounts, if any, payable under the Grace Compensation Plans and not deductible by it by reason of Section 280G of the Code will not exceed the maximum amount previously disclosed to the other parties hereto. Except as disclosed in its SEC Documents filed prior to the date

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

     hereof, Grace and its subsidiaries have not entered into any change-of-control agreement under which Grace will be obligated to make change-of-control payments following the Closing.

          (l) Environmental Matters. Except as disclosed in its SEC Documents filed prior to the date hereof and except for such matters that, individually and in the aggregate, are not reasonably likely to have a Material Adverse Effect with respect to Grace, to the knowledge of its executive officers, (i) Grace and its subsidiaries are in compliance with all applicable Environmental Laws; and (ii) neither Grace nor any of its subsidiaries has any outstanding notices, demand letters or requests for information from any Government Entity or any third party that assert that Grace or any of its subsidiaries may be in violation of, or liable under, any Environmental Law and none of Grace, its subsidiaries or its properties are subject to any court order, administrative order or decree arising under any Environmental Law.

          (m) Rights Plan. After giving effect to any amendments that will be made prior to the Effective Time, execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby will not cause or permit shareholders to exercise rights under the Grace Rights Agreement or the Grace Rights issued pursuant thereto and the Grace Rights will not become unredeemable or exercisable as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

          (e) Takeover Statutes. Execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby will not cause to be applicable to Grace any "fair price," "moratorium," "control share acquisition" or other similar antitakeover statute or regulation enacted under state or federal laws in the United States or any foreign jurisdiction (each a "Takeover Statute") (after giving effect to any actions that will be taken prior to the Effective Time).

          (o) Brokers and Finders. Neither it nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated herein except pursuant to arrangements disclosed in writing to the other parties hereto prior to the date hereof.

          (p) Tax Matters. At the Effective Time, the representations set forth in the numbered paragraphs of the form of Tax Matters Certificate of Grace attached hereto as Exhibit G (the "Grace Tax Matters Certificate") will be true and correct in all respects, and such representations are hereby incorporated herein by reference with the same effect as if set forth herein in their entirety.

          (q) Information in Disclosure Documents and Registration
     Statements. None of the information supplied or to be supplied by Grace for inclusion or incorporation by reference in any Registration Statement will, at the time such Registration Statement becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Grace Proxy Statement will not, at the date mailed to Grace shareholders and at the time of the Grace Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Grace Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Grace with respect to statements made therein based on information supplied by Fresenius AG or Fresenius USA or their respective subsidiaries.

         (r) Trademarks, Patents and Copyrights. Grace and its subsidiaries own or possess adequate licenses or other rights to use, all patents, trademarks, trade names, service marks, copyrights, licenses and product licenses or registrations (including applications for any of the foregoing), as are used or useful predominantly in connection with the NMC Business (the "NMC Business Intellectual Property") the lack of which would reasonably be expected to have a Material Adverse Effect with respect to Grace; and none of Grace or any of its subsidiaries has any knowledge of any conflict with the proprietary intellectual property rights of any of Grace or its subsidiary therein or any knowledge of any conflict by

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

     Grace or its subsidiary with the rights of others therein which would have a Material Adverse Effect with respect to Grace. Immediately after the Grace Merger, Newco or its subsidiaries will own or possess adequate licenses or other rights to use (on substantially the same basis as currently owned or possessed by Grace and its subsidiaries) all of the NMC Business Intellectual Property. There are no Contracts, agreements and licenses pursuant to which Grace or any of its subsidiaries which will not be subsidiaries of Newco after the Grace Merger will retain rights or interests of any kind in or affecting the NMC Business Intellectual Property.

          (s) Assets. Except as contemplated herein, at the Effective Time, the NMC Group will contain the worldwide health care business of Grace and all assets and services predominantly used in the conduct of Grace's worldwide health care business as presently conducted.

          (t) Disclosure. Neither the representations and warranties of Grace contained in this Agreement nor in any written instrument, list, exhibit or certificate furnished or to be furnished by Grace to Fresenius AG pursuant hereto or in connection herewith contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements not misleading.

     SECTION 5.2. Representations and Warranties of Fresenius USA.  Subject to
Section 9.13, Fresenius AG hereby represents and warrants to Grace that, except as set forth in a letter (the "Fresenius USA Disclosure Letter") delivered to Grace simultaneously with the execution and delivery of this Agreement:

          (a) Capital Stock. The authorized capital stock of Fresenius USA consists of 40,000,000 Fresenius USA Common Shares, par value $.01 per share, of which 21,464,874 were outstanding as of December 31, 1995, and 600,000 Fresenius USA Preferred Shares, par value $1.00 per share, of which 200,000 were outstanding as Fresenius USA Series F Preferred Shares as of such date. Fresenius USA Series F Preferred Shares are convertible into an aggregate of 3,129,883 Fresenius USA Common Shares. No Fresenius USA Common Shares were held by Fresenius USA and its subsidiaries (other than any shares held in a fiduciary capacity and beneficially owned by a third party) as of December 31, 1995. As of December 31, 1995, there were outstanding under the Fresenius USA 1976 Stock Option Plan, the Fresenius USA 1985 Special Stock Option Plan, the Fresenius USA 1987 Stock Option Plan, the Fresenius USA 1989 Special Stock Option Plan and the Fresenius USA Directors' Stock Option Plan (collectively, the "Fresenius USA Stock Plans") options to acquire an aggregate of 2,146,395 Fresenius USA Common Shares (subject to adjustment on the terms set forth in the Fresenius USA Stock Plans). As of the date of this Agreement, there are no Fresenius USA Common Shares reserved for issuance, other than 155,550 Fresenius USA Common Shares reserved for issuance upon exercise of stock options, 4,512,500 Fresenius USA Common Shares reserved for issuance pursuant to outstanding warrants and 1,990,845 Fresenius USA Common Shares reserved for issuance pursuant to the Fresenius USA Stock Plans. All outstanding Fresenius USA Common Shares and Fresenius USA Preferred Shares have been duly authorized and validly issued and are fully paid and nonassessable. Except for the Fresenius USA Common Shares and the Fresenius USA Preferred Shares, Fresenius USA has outstanding no bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of Fresenius USA on any matter. Each of the outstanding shares of capital stock of each of Fresenius USA's subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and, except for an immaterial number of shares held by officers and directors of Fresenius USA and its subsidiaries as nominees and for the benefit of Fresenius USA or any of its subsidiaries, is owned, either directly or indirectly, by Fresenius USA free and clear of all liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind. Except as set forth above and except for Fresenius USA Common Shares issued after December 31, 1995 pursuant to the terms of options, securities or plans referred to above, there are no shares of capital stock of Fresenius USA authorized, issued or outstanding and there are no preemptive rights or any outstanding subscriptions, options, puts, calls, warrants, rights, convertible or exchangeable securities or other agreements or commitments of Fresenius USA or any of its subsidiaries of any character relating to the issued or unissued capital stock or other securities of Fresenius USA or any of its subsidiaries (including, without limitation, the issuance, sale, purchase, redemption, conversion, exchange, redemption, voting or transfer thereof). Exhibit 21 to Fresenius USA's Annual Report on Form 10-K for the year ended December 31, 1994, as filed with the SEC, contains an accurate and correct statement of all of the information required to be set forth therein by the regulations of the SEC and is an accurate and correct list of all Fresenius USA subsidiaries as of the date hereof, other than subsidiaries not engaged in an active business. Except as set forth in such exhibit, as of the date hereof, Fresenius USA does not, directly or indirectly, own any capital stock or other ownership interest in any corporation, partnership, joint venture or other entity, other than subsidiaries not engaged in an active business.

          (b) Corporate Organization and Qualification. Each of Fresenius USA and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its or such subsidiary's jurisdiction of organization and is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it or such subsidiary require such qualification, except for any such failure so to qualify or be in good standing which, when taken together with all other such failures, is not reasonably likely to have a Material Adverse Effect with respect to Fresenius USA. Each of Fresenius USA and its subsidiaries has the requisite corporate power and authority to carry on its businesses as they are now being conducted. Fresenius USA has made available to the other parties hereto a complete and correct copy of its Certificate of Incorporation and By-laws, each as amended to date and currently in full force and effect.

          (c) Corporate Authority. Except as contemplated by Section 9.13 hereof, Fresenius USA has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform each Transaction Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby. Each Transaction Agreement to which Fresenius USA is a party is, or when executed and delivered shall be, a valid and binding agreement of Fresenius USA enforceable in accordance with its terms.

          (d) Governmental Filings; No Violations. (i) Other than the filings provided for in the Transaction Agreements, and other than as may be required under the HSR Act and similar statutes in other countries, the Exchange Act, the Securities Act, and state securities laws, no notices, reports or other filings are required to be made by Fresenius USA or any subsidiary with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it or any subsidiary from, any Governmental Entity in connection with the execution, delivery or performance of each Transaction Agreement to which it or any subsidiary is a party by it or any subsidiary and the consummation by it or any subsidiary of the transactions contemplated hereby and thereby, the failure to make or obtain any or all of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect with respect to Fresenius USA or enable any person to enjoin or prevent or materially delay consummation of the transactions contemplated hereby and thereby.

          (ii) The execution, delivery and performance by Fresenius USA or any subsidiary of each Transaction Agreement to which it is a party does not or will not, and the consummation by it of any of the transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, its Certificate of Incorporation or By-laws, or the comparable governing instruments of any of its subsidiaries, or (B) assuming receipt of any consents and the occurrence of any events disclosed in the Fresenius USA Disclosure Letter as contemplated in the last sentence of this paragraph, a breach or violation of, or a default under, or the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets of it, Newco or the Surviving Corporations or any of their respective subsidiaries (with or without the giving of notice, the lapse of time or both) pursuant to, any provision of any Contracts of it or any of its subsidiaries or any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of its subsidiaries is subject, or any change in the rights or obligations of any party under, or give rise to any rights of termination under, any of the Contracts, except, in the case of clause (B) above, for such breaches, violations, defaults, accelerations or changes that are disclosed in the Fresenius USA Disclosure Letter or, individually and in the aggregate, are not reasonably likely to have a Material Adverse Effect with respect to Fresenius USA. The Fresenius USA Disclosure Letter sets forth a list of all consents required under any Contracts to be obtained by it or events required to occur prior to consummation of the Reorganization (other than consents the failure to obtain of which, individually and in the aggregate, is not reasonably likely to have a Material Adverse Effect with respect to Fresenius USA).

          (e) SEC Documents; Financial Statements; No Undisclosed
     Liabilities. (i) Fresenius USA has delivered to the other parties hereto each SEC Document prepared and filed with the SEC by it or its subsidiaries since December 31, 1994, including, without limitation, (A) its Annual Report on Form 10-K for the year ended December 31, 1994, and (B) its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1995.

          As of its filing date, each such SEC Document filed, and each SEC Document that will be filed by Fresenius USA or its subsidiaries prior to the Effective Time, as amended or supplemented, if applicable, pursuant to the Exchange Act (A) complied or will comply in all material respects with the applicable requirements of the Exchange Act and (B) did not or will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of Fresenius USA's consolidated balance sheets included in or incorporated by reference into its SEC Documents fairly presents in all material respects the consolidated financial position of it and its subsidiaries as of its date and each of the consolidated statements of income, cash flows and shareholders' equity included in or incorporated by reference into its SEC Documents (including any related notes and schedules) fairly presents in all material respects the consolidated results of operations, retained earnings and cash flows, as the case may be, of Fresenius USA and its subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with US GAAP.

          (ii) Each SEC Document which is a final registration statement filed, and each final registration statement that will be filed by it or any subsidiary prior to the Effective Time, as amended or supplemented, if applicable, pursuant to the Securities Act, as of the date such statement or amendment became or will become effective (A) complied or will comply in all material respects with the applicable requirements of the Securities Act and (B) did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in light of the circumstances under which they were made).

          (iii) Included in the Fresenius USA Disclosure Letter are a consolidated balance sheet as of, and consolidated statements of income, cash flows and shareholders' equity for the year ended, December 31, 1995 for Fresenius USA (such financial statements, the "Fresenius USA Disclosure Letter Financial Statements"), and the balance sheet as of December 31, 1995 included therein, (the "Fresenius USA Disclosure Letter Balance Sheet"). The Fresenius USA Disclosure Letter Balance Sheet (including any related notes and schedules) fairly presents in all material respects, and the consolidated balance sheet to be included in the Fresenius USA Audited Financial Statements (including any related notes and schedules) shall fairly present in all material respects, the consolidated financial position of Fresenius USA and its subsidiaries as of its date; and each of the consolidated statements of income, cash flows and shareholders' equity included in the Fresenius USA Disclosure Letter Financial Statements (including any related notes and schedules) fairly presents in all material respects, and each such statement to be included in the Fresenius USA Audited Financial Statements (including any related notes and schedules) shall fairly present in all material respects, the consolidated results of operations, retained earnings and cash flows, as the case may be, of Fresenius USA, and its subsidiaries for the periods set forth therein, in each case in accordance with US GAAP.

          (iv) Except as disclosed in the Fresenius USA Disclosure Letter Balance Sheet or the notes thereto or in its SEC Documents filed with the SEC prior to the date hereof, neither Fresenius USA nor its subsidiaries has any liabilities, whether or not accrued, contingent or otherwise, that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect with respect to Fresenius USA.

          (f) Absence of Certain Events and Changes. Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, since September 30, 1995, Fresenius USA and its subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses and there has not been any change or development or combination of changes or developments (including any worsening of any condition currently existing) which, individually and in the aggregate, is reasonably likely to result in a Material Adverse Effect.

          (g) Compliance with Laws. Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, Fresenius USA and its subsidiaries have complied, in the conduct of their respective businesses, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto, except where the failure to comply is not reasonably likely, individually and in the aggregate, to have a Material Adverse Effect with respect to Fresenius USA. To the knowledge of its executive officers, each of Fresenius USA and its subsidiaries has, and, immediately after the Fresenius USA Merger, will have, all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit it or such subsidiary to carry on its business as it is presently conducted, except for such permits, licenses, certificates, orders, filings, applications and registrations, the failure to have or make which, individually and in the aggregate, are not reasonably likely to have a Material Adverse Effect with respect to Fresenius USA.

          (h) Title to Assets. Fresenius USA or its subsidiaries have and, immediately after the Fresenius USA Merger, will have, good and, with respect to real property, marketable title to its properties and assets (other than property as to which it is lessee), except for those defects in title which are not, individually and in the aggregate, reasonably likely to have a Material Adverse Effect with respect to Fresenius USA. Fresenius USA and its subsidiaries have, and immediately after the Fresenius USA Merger, will either own or have adequate rights to use (on the same basis as currently owned or used by Fresenius USA or such subsidiaries), all assets used or useful in Fresenius USA's business as currently conducted and all assets reflected on the Fresenius USA Disclosure Letter Balance Sheet, except for assets disposed of in accordance with this Agreement and except for those failures to own or have which are not, individually and in the aggregate, reasonably likely to have a Material Adverse Effect with respect to Fresenius USA.

          (i) Litigation. Except as disclosed in Fresenius USA's SEC Documents filed with the SEC prior to the date hereof, there are no civil, criminal or administrative actions, suits, claims, hearings or proceedings pending or, to the knowledge of its executive officers, threatened, or investigations pending, against Fresenius USA or any of its subsidiaries that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect with respect to Fresenius USA. There are no judgments or outstanding orders, writs, injunctions, decrees, stipulations or awards (whether rendered or issued by a court or Governmental Entity, or by arbitration) against Fresenius USA or any of its subsidiaries or their respective properties or businesses, which are reasonably likely, individually or in the aggregate, to have a Material Adverse Effect with respect to Fresenius USA.

          (j) Taxes. Except as disclosed in Fresenius USA's SEC Documents filed with the SEC prior to the date hereof, all material federal, state, local and foreign tax returns required to be filed by or on behalf of Fresenius USA or any of its subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, all material taxes required to be shown on returns filed by Fresenius USA, as of the date of such SEC Document, have been paid in full or have been recorded as a liability on its consolidated balance sheet (in accordance with US GAAP). Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, there is no outstanding audit examination, deficiency, or refund litigation with respect to any taxes of Fresenius USA that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect with respect to Fresenius USA. Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, all material taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation relating to Fresenius USA have been paid in full or have been recorded as a liability on its balance sheet (in accordance with US GAAP). Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, neither Fresenius USA nor any of its subsidiaries is a party to a tax sharing or similar agreement or any agreement pursuant to which it or any of its subsidiaries has indemnified another party with respect to taxes (other than the tax sharing agreement attached to the Contribution Agreement), except for any such agreement under which the liabilities of Fresenius USA and its subsidiaries would not be reasonably likely to have a Material Adverse Effect with respect to Fresenius USA. Except as set forth in SEC Documents filed prior to the date hereof, neither Fresenius USA nor its subsidiaries have waived any applicable statute of limitations with respect to federal income taxes or any material state income taxes.

          (k) Employee Benefits. (i) Fresenius USA's SEC Documents filed prior to the date hereof disclose all material information required under the applicable rules and regulations of the SEC with respect to Fresenius USA's bonus, deferred compensation, pension, retirement, profit sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all material employment or severance Contracts, all other material employee benefit plans and all applicable "change of control" or similar provisions in any material plan, Contract or arrangement which covers employees or former employees of Fresenius USA or its subsidiaries ("Fresenius USA Compensation Plans"). True and complete copies of the Fresenius USA Compensation Plans and all other benefit plans, Contracts or arrangements (regardless of whether they are funded or unfunded or foreign or domestic) covering employees or former employees of Fresenius USA and its subsidiaries (the "Fresenius USA Employees"), including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and all amendments thereto, have been made available to each other party hereto.

          (ii) All Fresenius USA Compensation Plans that are "employee benefit plans", other than "multiemployer plans" within the meaning of Sections 3(37) or 4001(a)(3) of ERISA, covering Fresenius USA Employees (the "Fresenius USA Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA, except where the failure to be so would not reasonably be expected to have a Material Adverse Effect with respect to Fresenius USA. There is no pending or, to the knowledge of executive officers, threatened litigation relating to any Fresenius USA Plan which is reasonably likely to have a Material Adverse Effect with respect to Fresenius USA.

          (iii) No material liability that has not previously been fully satisfied under Subtitle C or D of Title IV of ERISA, under Section 412 of the Code or Section 302 of ERISA has been or is expected to be incurred by Fresenius USA or any of its subsidiaries with respect to any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Code (a "Fresenius USA ERISA Affiliate"). Fresenius USA and its subsidiaries and the Fresenius USA ERISA Affiliates have not incurred and do not expect to incur any material withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA. No notice of a "reportable event," within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any of the Fresenius USA Plans or by any of the Fresenius USA ERISA affiliates within the 12-month period ending on the date hereof.

          (iv) As of January 1, 1995, the "full-funding limitation" (as defined in Section 412(c)(9) of the Code) has been satisfied with respect to each Fresenius USA Pension Plan which is a single-employer plan (within the meaning of Section 4001(a)(15) of ERISA), and there has been no change in the financial condition of any such Fresenius USA Pension Plan since that date that is reasonably likely to have a Material Adverse Effect with respect to Fresenius USA. The withdrawal liability of Fresenius USA and its subsidiaries under each Fresenius USA Plan which is a multiemployer plan to which Fresenius USA, its subsidiaries or its ERISA Affiliates has contributed during the preceding 12 months, determined as if a "complete withdrawal," within the meaning of Section 4203 of ERISA, had occurred as of the date hereof, is not reasonably likely to have a Material Adverse Effect with respect to Fresenius USA.

          (v) Except as disclosed in its SEC Documents filed prior to the date hereof, neither Fresenius USA nor its subsidiaries have any obligations for retiree health and life benefits under any Fresenius USA Plan. Except as disclosed in its SEC Documents filed prior to the date hereof, there are no restrictions on the right of Fresenius USA to amend or terminate any Fresenius USA Plan that provides retiree health or life benefits to Fresenius USA Employees without Fresenius USA incurring any material liability thereunder as a result of such amendment or termination.

          (vi) All Fresenius USA Compensation Plans covering foreign Employees comply with applicable local law except when the failure to so comply, individually and in the aggregate, would not have a Material Adverse Effect with respect to Fresenius USA. Fresenius USA's and its subsidiaries have no unfunded liabilities with respect to any Fresenius USA Pension Plan which cover foreign Employees in an amount which is reasonably likely to have a Material Adverse Effect with respect to Fresenius USA.

          (vii) Except as disclosed in its SEC Documents filed prior to the date hereof or as provided in this Agreement, the transactions contemplated by this Agreement will not result in the vesting or acceleration of any material amounts under any Fresenius USA Compensation Plan, any material increase in benefits under any Fresenius USA Compensation Plan or payment of any severance or similar compensation under any Fresenius USA Compensation Plan, and the amounts, if any, payable under the Fresenius USA Compensation Plans and not deductible by it by reason of Section 280G of the Code will not exceed the maximum amount previously disclosed to the other parties hereto. Except as disclosed in its SEC Documents filed prior to the date hereof, Fresenius USA and its subsidiaries have not entered into any change-of-control agreement under which Fresenius USA will be obligated to make change-of-control payments following the Closing.

          (l) Environmental Matters. Except as disclosed in its SEC Documents filed prior to the date hereof and except for such matters that, individually and in the aggregate, are not reasonably likely to have a Material Adverse Effect with respect to Fresenius USA, to the knowledge of its executive officers, (A) Fresenius USA and its subsidiaries are in compliance with all applicable Environmental Laws; and (B) neither Fresenius USA nor any of its subsidiaries has any outstanding notices, demand letters or requests for information from any Government Entity or any third party that assert that Fresenius USA or any of its subsidiaries may be in violation of, or liable under, any Environmental Law and none of Fresenius USA, its subsidiaries or its properties are subject to any court order, administrative order or decree arising under any Environmental Law.

          (m) Takeover Statutes. Execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby will not cause to be applicable to Fresenius USA any Takeover Statute (after giving effect to any actions that will be taken prior to the Effective Time).

          (n) Brokers and Finders. Neither it nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated herein except pursuant to arrangements disclosed in writing to the other parties hereto prior to the date hereof.

          (o) Information in Disclosure Documents and Registration
     Statements. None of the information supplied or to be supplied by Fresenius USA for inclusion or incorporation by reference in any Registration Statement will, at the time such Registration Statement becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Fresenius USA Proxy Statement will not, at the date mailed to Fresenius USA shareholders and at the time of the meeting of Fresenius USA shareholders to be held in connection with the Fresenius USA Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Fresenius USA Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Fresenius USA with respect to statements made therein based on information supplied by Grace or its subsidiaries.

          (p) Trademarks, Patents and Copyrights. Fresenius USA and its subsidiaries own or possess adequate licenses or other rights to use, all patents, trademarks, trade names, service marks, copyrights, licenses and product licenses or registrations (including applications for any of the foregoing), as are used or useful in connection with its business (the "Fresenius USA Intellectual Property") the lack of which would reasonably be expected to have a Material Adverse Effect with respect to Fresenius USA; and none of Fresenius USA or any of its subsidiaries has any knowledge of any conflict with the proprietary intellectual property rights of any of Fresenius USA or its subsidiary therein or any knowledge of any conflict by Fresenius USA or its subsidiary with the rights of others therein which would have a Material Adverse Effect with respect to Fresenius USA. Immediately after the Fresenius USA Merger, Newco and its subsidiaries will own or possess adequate licenses or other rights to use (on substantially the same basis as currently owned or possessed by Fresenius USA and its subsidiaries) all of the Fresenius USA Intellectual Property. Except as disclosed in its SEC Documents filed with the SEC prior to the date hereof, there are no Contracts, agreements and licenses pursuant to which Fresenius USA or any subsidiaries of Fresenius USA which will not be subsidiaries of Newco after the Fresenius USA Merger will retain rights or interests of any kind in or affecting the Fresenius USA Intellectual Property.

          (q) Disclosure. Neither the representations and warranties of Fresenius USA or Fresenius AG contained in this Agreement nor in any written instrument, list, exhibit or certificate furnished or to be furnished by Fresenius USA or Fresenius AG to Grace pursuant hereto or in connection herewith contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements not misleading.

     SECTION 5.3. Representations and Warranties of Fresenius AG. Fresenius AG hereby represents and warrants to Grace that, except as set forth in a letter (the "Fresenius AG Disclosure Letter") delivered to Grace simultaneously with the execution and delivery of this Agreement:

          (a) Corporate Organization and Qualification. Fresenius AG is an Aktiengesellschaft duly organized, validly existing and in good standing under the laws of the Federal Republic of Germany and is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except for any such failure so to qualify or be in good standing which, when taken together with all other such failures, is not reasonably likely to have a Material Adverse Effect with respect to the FWD Business. Fresenius AG has the requisite corporate power and authority to carry on its businesses as they are now being conducted. Fresenius AG has made available to the other parties hereto a complete and correct copy of its Certificate of Incorporation and By-laws (or similar organizational documents), each as amended to date and currently in full force and effect.

          (b) Corporate Authority. Subject only to the receipt of the requisite approval of its shareholders (and, with respect to Fresenius USA, as contemplated by Section 9.13 hereof), Fresenius AG and its subsidiaries have the requisite corporate power and authority and have taken all corporate action necessary in order to execute, deliver and perform each Transaction Agreement to which any of them are a party and to consummate the transactions contemplated hereby and thereby including, without limitation, the approval of the Fresenius AG Supervisory Board and the affirmative vote of all shareholder representatives thereon. Each Transaction Agreement to which Fresenius AG or its subsidiary is a party is, or when executed and delivered shall be, a valid and binding agreement of Fresenius AG or such subsidiary enforceable in accordance with its terms. Fresenius AG is the legal and beneficial owner of 18,673,324 Fresenius USA Common Shares (13,793,441 of which are owned beneficially and of record by Fresenius AG or its subsidiaries, 3,129,883 of which are issuable upon conversion of Fresenius USA Series F Preferred Shares and 1,750,000 of which are issuable upon the exercise of currently exercisable warrants) and 200,000 Fresenius USA Series F Preferred Shares.

          (c) Governmental Filings; No Violations. (i) Other than the filings provided for in the Transaction Agreements, and other than as may be required under the HSR Act and similar statutes in other countries, the Exchange Act, the Securities Act, and state securities laws, except as set forth in the Fresenius AG Disclosure Letter, no notices, reports or other filings are required to be made by Fresenius AG or any subsidiary with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it or any subsidiary from, any Governmental Entity in connection with the execution, delivery or performance of each Transaction Agreement to which it is a party by it or any subsidiary and the consummation by it or any subsidiary of the transactions contemplated hereby and thereby, the failure to make or obtain any or all of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect with respect to the FWD Business or enable any person to enjoin or prevent or materially delay consummation of the transactions contemplated hereby and thereby.

          (ii) The execution, delivery and performance by Fresenius AG or any subsidiary of each Transaction Agreement to which it is a party does not or will not, and the consummation by it of any of the transactions contemplated thereby will not, constitute or result in (A) a breach or violation of, or a default under, its Certificate of Incorporation or By-laws, or the comparable governing instruments of any of its subsidiaries, or (B) assuming receipt of any consents and the occurrence of any events disclosed in the Fresenius AG Disclosure Letter as contemplated in the last sentence of this paragraph (ii), a breach or violation of, or a default under, or the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets of it, Newco or the Surviving Corporations or any of their respective subsidiaries (with or without the giving of notice, the lapse of time or both) pursuant to, any provision of any Contract of it or any of its subsidiaries or any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of its subsidiaries is subject, or any change in the rights or obligations of any party under, or give rise to any rights of termination under, any of the Contracts, except, in the case of clause (B) above, for such breaches, violations, defaults, accelerations or changes that are disclosed in the Fresenius AG Disclosure Letter or, individually and in the aggregate, are not reasonably likely to have a Material Adverse Effect with respect to the FWD Business. The Fresenius AG Disclosure Letter sets forth a list of all consents required under any Contracts to be obtained by it or any subsidiary or events required to occur prior to consummation of the Reorganization (other than consents the failure to obtain of which, individually and in the aggregate, is not reasonably likely to have a Material Adverse Effect with respect to the FWD Business).

          (d) Takeover Statutes. Execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby will not cause to be applicable to Fresenius AG any Takeover Statute (after giving effect to any actions that will be taken prior to the Effective Time).

          (e) Brokers and Finders. Neither it nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated herein except pursuant to arrangements disclosed in writing to the other parties hereto prior to the date hereof.

          (f) Contribution. Except for the shares of capital stock of Fresenius USA, the FWD Business Assets, which are to be contributed pursuant to the Contribution, represent the worldwide dialysis business of Fresenius AG and all assets and services predominantly used in the conduct of Fresenius AG's worldwide dialysis business as presently conducted.

          (g) Tax Matters. At the Effective time, the representations set forth in the numbered paragraphs of the form of Tax Matters Certificate of Fresenius AG attached hereto as Exhibit G (the "Fresenius AG Tax Matters Certificate") will be true and correct in all respects, and such representations are hereby incorporated herein by reference with the same effect as if set forth herein in their entirety.

          (h) Information in Disclosure Documents and Registration
     Statements. None of the information supplied or to be supplied by Fresenius AG for inclusion or incorporation by reference in any Registration Statement will, at the time such Registration Statement becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Fresenius USA Proxy Statement will not, at the date mailed to Fresenius USA shareholders and at the time of the Fresenius USA Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Fresenius USA Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Fresenius AG with respect to statements made therein based on information supplies by Grace or its subsidiaries.

          (i) Disclosure. Neither the representations and warranties of Fresenius USA or Fresenius AG contained in this Agreement nor in any written instrument, list, exhibit or certificate furnished or to be furnished by Fresenius USA or Fresenius AG to Grace pursuant hereto or in connection herewith contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements not misleading.

          (j) Assets. Except as contemplated herein, at the Effective Time, the FWD Business Group will contain the worldwide dialysis business of Fresenius AG and all assets and services predominantly used in the conduct of Fresenius AG's worldwide dialysis business as presently conducted.

     Section 5.4. Representations and Warranties for the FWD
Business. Fresenius AG hereby represents and warrants to Grace that, except as set forth in a letter (the "FWD Business Disclosure Letter") delivered to Grace simultaneously with the execution and delivery of this Agreement:

          (a) Corporate Organization and Qualification. A true and complete list of all FWD Business Subsidiaries, together with the jurisdiction of organization of each such FWD Business Subsidiary, is set forth in the FWD Business Disclosure Letter. Each FWD Business Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and is in good standing (if recognized in such jurisdiction, or, if not, duly qualified) as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by such FWD Business Subsidiary require such qualification, except for any such failure so to qualify or be in good standing which, when taken together with all other such failures, is not reasonably likely to have a Material Adverse Effect with respect to the FWD Business. Each FWD Business Subsidiary has the requisite corporate power and authority to carry on its business as now being conducted. Fresenius AG has made available to the other parties hereto a complete and correct copy of the Certificate of Incorporation and By-laws (or similar organizational documents) of each FWD Business Subsidiary, each as amended to date and currently in full force and effect.

          (b) Corporate Authority. Each FWD Business Subsidiary has the requisite corporate power and authority and has taken all corporate action necessary in order to consummate the transactions contemplated hereby and by the other Transaction Agreements.

          (c) Capitalization. The authorized capital stock, and the number of shares of such capital stock issued and outstanding, of each FWD Business Subsidiary is set forth in the FWD Business Disclosure Letter, and all such issued and outstanding shares of capital stock are owned of record and beneficially by Fresenius AG or another FWD Business Subsidiary, free and clear of all liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any FWD Business Subsidiary or obligating any FWD Business Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, any FWD Business Subsidiary. There are no outstanding contractual obligations of any FWD Business Subsidiary to repurchase, redeem or otherwise acquire any capital stock of any FWD Business Subsidiary or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any FWD Business Subsidiary or any other entity. Each of the outstanding shares of capital stock of each FWD Business Subsidiary is duly authorized, validly issued, fully paid and nonassessable.

          (d) Financial Statements; No Undisclosed Liabilities. (i) Included in the FWD Business Disclosure Letter are a consolidated balance sheet as of December 31, 1995, and consolidated statements of income, cash flows and shareholders' equity for the years ended December 31, 1995 for the FWD Business (such financial statements, the "FWD Business Disclosure Letter Financial Statements," and the balance sheet as of December 31, 1995 included therein, the "FWD Business Disclosure Letter Balance Sheet"). The FWD Business Disclosure Letter Balance Sheet (including any related notes and schedules) fairly presents in all material respects, and the consolidated balance sheet to be included in the FWD Business Audited Financial Statements (including any related notes and schedules) shall fairly present in all material respects, the consolidated financial position of the FWD Business as of its date; and each of the consolidated statements of income, cash flows and shareholders' equity included in the FWD Business Disclosure Letter Financial Statements (including any related notes and schedules) fairly presents in all material respects, and each such statement to be included in the FWD Business Audited Financial Statements (including any related notes and schedules) shall fairly present in all material respects, the consolidated results of operations, retained earnings and cash flows, as the case may be, of the FWD Business for the periods set forth therein, in each case in accordance with US GAAP.

          (ii) Except as disclosed on the FWD Business Disclosure Letter Balance Sheet or the notes thereto, neither the FWD Business nor any FWD Business Subsidiary has any liabilities, whether or not accrued, contingent or otherwise, that, individually or in the aggregate are reasonably likely to have a Material Adverse Effect with respect to the FWD Business.

          (e) Absence of Certain Events and Changes. Except as disclosed in the FWD Business Disclosure Letter, since September 30, 1995, Fresenius AG, with respect to the FWD Business, and the FWD Business Subsidiaries, have conducted their respective businesses only in the ordinary and usual course of such businesses and there has not been any change or development or combination of changes or developments (including any worsening of any condition currently existing) which, individually and in the aggregate, is reasonably likely to result in a Material Adverse Effect with respect to the FWD Business.

          (f) Compliance with Laws. Fresenius AG has complied, in the conduct of the FWD Business, and each FWD Business Subsidiary has complied, in the conduct of its respective business, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto, except where the failure to comply is not reasonably likely, individually and in the aggregate, to have a Material Adverse Effect with respect to the FWD Business. To the knowledge of the executive officers of Fresenius AG, Fresenius AG has, with respect to the FWD Business, each FWD Business Subsidiary has, and, immediately after the Contribution, an FWD Business Subsidiary will have, all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit such party to carry on its business as it is presently conducted, except for such permits, licenses, certificates, orders, filings, applications and registrations, the failure to have or make which, individually and in the aggregate, are not reasonably likely to have a Material Adverse Effect with respect to the FWD Business.

          (g) Title to Assets. Fresenius AG and the FWD Business Subsidiaries have and, immediately after the Contribution, the FWD Business Subsidiaries will have, good and, with respect to real property, marketable title to its properties and assets (other than property as to which it is lessee), except for those defects in title which are not, individually and in the aggregate, reasonably likely to have a Material Adverse Effect with respect to the FWD Business. Fresenius AG and the FWD Business Subsidiaries have, and immediately after the Contribution, the FWD Business Subsidiaries will either own or have adequate rights to use (on the same basis as currently owned or used by the FWD Business), all assets predominantly used or useful in the FWD Business as currently conducted and all assets reflected on the FWD Business Balance Sheet, except for those properties subject to the Lease and assets disposed of in accordance with this Agreement and except for those failures to own or have which are not, individually and in the aggregate, reasonably likely to have a Material Adverse Effect with respect to the FWD Business.

          (h) Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings or proceedings pending or, to the knowledge of its executive officers, threatened, or investigations pending, against Fresenius AG or its subsidiaries (other than Fresenius USA) with respect to the FWD Business, or any FWD Business Subsidiary that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect with respect to the FWD Business. There are no judgments or outstanding orders, writs, injunctions, decrees, stipulations or awards (whether rendered or issued by a court or Governmental Entity, or by arbitration) against Fresenius AG or its subsidiaries (other than Fresenius
     USA) with respect to the FWD Business, or any FWD Business Subsidiary, or any of their respective properties or businesses, which are reasonably likely, individually or in the aggregate, to have a Material Adverse Effect with respect to the FWD Business.

          (i) Taxes. All material federal, state, local and foreign tax returns required to be filed with respect to the FWD Business or any FWD Business Subsidiary have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All material taxes required to be shown on returns filed with respect to the FWD Business or any FWD Business Subsidiary, have been paid in full or have been recorded as a liability on the FWD Business Disclosure Letter Balance Sheet. There is no outstanding audit examination, deficiency, or refund litigation with respect to any taxes with respect to the FWD Business or any FWD Business Subsidiary that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect with respect to the FWD Business. All material taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation relating to the FWD Business or any FWD Business Subsidiary have been paid in full or have been recorded as a liability on the FWD Business Balance Sheet (in accordance with US GAAP). Neither Fresenius AG nor any FWD Business Subsidiary is a party to a tax sharing or similar agreement or any agreement with respect to the FWD Business or any FWD Business Subsidiary, except for any such agreement under which the liabilities of FWD Business and its subsidiaries would not be reasonably likely to have a Material Adverse Effect with respect to FWD Business. Neither Fresenius AG (with respect to the FWD Business) nor the FWD Business Subsidiaries have waived any applicable statute of limitations with respect to German tax or any material German state income taxes.

          (j) Environmental Matters. Except for such matters that, individually and in the aggregate, are not reasonably likely to have a Material Adverse Effect with respect to the FWD Business, to the knowledge of its executive officers (i) Fresenius AG, with respect to the FWD Business, and the FWD Business Subsidiaries are in compliance with all applicable Environmental Laws; and (ii) neither Fresenius AG with respect to the FWD Business, nor any of the FWD Business Subsidiaries has any outstanding notices, demand letters or requests for information from any Government Entity or any third party that assert that Fresenius AG, with respect to the FWD Business, or any of the FWD Business Subsidiaries may be in violation of, or liable under, any Environmental Law and none of Fresenius AG with respect to the FWD Business, the FWD Business Subsidiaries or its properties are subject to any court order, administrative order or decree arising under any Environmental Law.

          (k) Governmental Filings; No Violations. (i) Other than the filings provided for in the Transaction Agreements, and other than as may be required under the HSR Act and similar statutes in other countries, the Exchange Act, the Securities Act, and state securities laws, no notices, reports or other filings are required to be made by any FWD Business Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any Governmental Entity, in connection with the execution, delivery or performance of each Transaction Agreement to which Fresenius AG is a party by it and the consummation by it of the transactions contemplated hereby and thereby, the failure to make or obtain any or all of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect with respect to the FWD Business or enable any person to enjoin or prevent or materially delay consummation of the transactions contemplated hereby and thereby.

          (ii) The execution, delivery and performance by each FWD Business Subsidiary of each Transaction Agreement to which Fresenius AG is a party does not or will not, and the consummation by it of any of the transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, its Certificate of Incorporation or By-laws (or similar organizational document), or the comparable governing instruments of any of its subsidiaries, or (B) assuming receipt of any consents and the occurrence of any events disclosed in the FWD Business Disclosure Letter as contemplated in the last sentence of this paragraph, a breach or violation of, or a default under, or the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets of it, Newco or the Surviving Corporations or any of their respective subsidiaries (with or without the giving of notice, the lapse of time or both) pursuant to, any provision of any Contract of it or any of its subsidiaries or any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of its subsidiaries is subject, or any change in the rights or obligations of any party under, or give rise to any rights of termination under, any of the Contracts, except, in the case of clause
     (B) above, for such breaches, violations, defaults, accelerations or changes that are disclosed in the FWD Business Disclosure Letter or, individually and in the aggregate, are not reasonably likely to have a Material Adverse Effect with respect to the FWD Business. The FWD Business Disclosure Letter sets forth a list of all consents required under any Contracts to be obtained by any FWD Business Subsidiary or events required to occur prior to consummation of the Reorganization (other than consents the failure to obtain of which, individually and in the aggregate, is not reasonably likely to have a Material Adverse Effect with respect to the FWD Business).

          (l) Contracts and Commitments. Except as set forth in the FWD Business Disclosure Letter, none of Fresenius AG or any of its subsidiaries, with respect to the FWD Business, nor any FWD Business Subsidiary is a party to any Contract that would be required to be filed as an exhibit to a registration statement for the FWD Business and Fresenius USA, taken as a whole, under the Exchange Act.

          (m) Employee Benefit Plans. (i) The FWD Business Disclosure Letter lists each material employee benefit plan, program, policy, practice and arrangement and all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all material employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which Fresenius AG, its subsidiaries or any of the FWD Business Subsidiaries is a party, with respect to which Fresenius AG, its subsidiaries or any of the FWD Business Subsidiaries has or could incur any obligation or which are maintained, contributed to or sponsored by Fresenius AG, its subsidiaries or any of the FWD Business Subsidiaries for the benefit of any current or former employee, officer or director of Fresenius AG, its subsidiaries or any of the FWD Business Subsidiaries, (collectively, the "Fresenius AG Plans"). With respect to each Fresenius AG Plan, Fresenius AG has caused to be made available to the other parties hereto a true, correct and complete copy of: (A) each writing constituting a part of such Fresenius AG Plan, including without limitation all plan documents, benefit schedules, participant agreements, trust agreements, and insurance contracts and other funding vehicles; (B) the current summary plan description, if any; (C) the most recent annual financial report and actuarial valuations, if any; and (D) the most recent determination letter from the relevant governmental authority, if any. All financial statements and actuarial reports for each Fresenius AG Plan have been prepared in accordance with applicable accounting principles and actuarial principles, applied on a uniform and consistent basis.

          (ii) In all material respects, each Fresenius AG Plan complies with, and has been managed in accordance with, all applicable laws, regulations and requirements. Each Fresenius AG Plan required to be registered has been registered and has been maintained in good standing with applicable legal and regulatory authorities. Where Fresenius AG Plans are funded or insured, all contributions and other amounts due to or in respect of them or any state pension arrangements by Fresenius AG, its subsidiaries or any of the FWD Business Subsidiaries have been fully paid at the Effective Time. The fair market value of the assets of each such funded Fresenius AG Plan, or the liability of each insurer for any Fresenius AG Plan funded through insurance or the book reserve established for any such Fresenius AG Plan on the FWD Business Balance Sheet, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current and former participants in such Fresenius AG Plan according to the actuarial assumptions utilized in the actuary's report described in Section 5.4(m)(i) above, and no transaction contemplated by this Agreement shall cause such assets, book reserves or insurance obligations to be less than such benefit obligations, and nothing has happened since the date of that information which would have a Material Adverse Effect on the funding position of the Fresenius AG Plans. Where Fresenius AG Plans are unfunded or underfunded, appropriate reserves are established therefore on the FWD Business Balance Sheet. Fresenius AG, its subsidiaries and the FWD Business Subsidiaries have not by any act or omission, direct or indirect, materially increased their liabilities or obligations to the Fresenius AG Plans since the date of the last actuary's report described in Section 5.4(m)(i) above.

          (iii) There is no dispute about the entitlements or benefits payable under the Fresenius AG Plans, no claim by or against the managers or administrators of the Fresenius AG Plans, Fresenius AG, its subsidiaries or any of the FWD Business Subsidiaries has been made or threatened, and there are no circumstances which might give rise to any such claim except where any such event could not have, individually and in the aggregate, a Material Adverse Effect with respect to the FWD Business. Except as set forth in the FWD Business Disclosure Letter Balance Sheet, there exists no liability (contingent or otherwise), and no event has occurred, with respect to any Fresenius AG Plan which could reasonably be expected to have a Material Adverse Effect with respect to the FWD Business.

          (n) Lease. The Lease, pursuant to which Newco (or its subsidiary) shall lease certain real property in Germany from Fresenius AG, as provided therein, when executed and delivered, shall be a valid and binding agreement of Fresenius AG, enforceable in accordance with the terms thereof; and the total rental to be paid pursuant to such Lease of the equivalent of $12,000,000 per year beginning January 1, 1997 (subject to adjustment, as provided therein) is a fair market rental for such property.

          (o) Trademarks, Patents and Copyrights. Fresenius AG or a FWD Business Subsidiary owns or possesses adequate licenses or other rights to use, all patents, trademarks, trade names, service marks, copyrights, licenses and product licenses or registrations (including applications for any of the foregoing), technology, know-how, tangible or intangible proprietary intellectual property rights, information or material (whether conceived, reduced to practice or under development), formulae, inventions and new and investigational applications (including all options or other rights to acquire any of the foregoing) as are necessary, used or useful in connection with the FWD Business (the "FWD Business Intellectual Property"), the lack of which would reasonably be expected to have a Material Adverse Effect with respect to the FWD Business; and none of Fresenius AG or any of its subsidiaries has any knowledge of any conflict with the proprietary intellectual property rights of any of Fresenius AG or any FWD Business Subsidiary therein or any knowledge of any conflict by Fresenius AG or any FWD Business Subsidiary with the rights of others therein which would have a Material Adverse Effect with respect to the FWD Business. Immediately after the Contribution, Newco or its Subsidiary will own or possess adequate licenses or other rights to use (on substantially the same basis as currently owned or possessed by the FWD Business) all of the FWD Business Intellectual Property. There are no Contracts, agreements and licenses pursuant to which Fresenius AG or any subsidiaries of Fresenius AG which are not FWD Business Subsidiaries will retain rights or interests of any kind in or affecting the FWD Business Intellectual Property.

     SECTION 5.5. Certain Definitions Relating to the FWD Business. (a) "FWD Business" means the dialysis and renal medical products business conducted worldwide by Fresenius AG (including, without limitation, the FWD Business Subsidiaries), other than the dialysis business of Fresenius USA.

     (b) "FWD Business Assets" means all the property and assets (including intangible assets, goodwill and leaseholds) of the FWD Business which are reflected on the FWD Business Balance Sheet or otherwise predominately relating to or predominately used or useful in the business and operations of the FWD Business (other than the property subject to the Lease), plus (i) all property and assets which have been or will be acquired in the ordinary course of business since the date of the FWD Business Balance Sheet, less (ii) any property and assets which have been or will be disposed of or consumed in the ordinary course of business since the date of the FWD Business Balance Sheet consistent with the terms hereof.

     (c) "FWD Business Subsidiaries" means all subsidiaries of Fresenius AG and all other entities in which Fresenius AG holds any direct or indirect equity interest, other than Fresenius USA and its subsidiaries, which conduct any of the FWD Business (it being agreed and understood that (i) as of the date hereof, the FWD Business is conducted, and the FWD Business Assets are held, by Fresenius AG and certain of its subsidiaries (all such entities, the "Current Subsidiaries"), (ii) as of the Contribution, by virtue of the Fresenius AG Restructuring, the FWD Business will be conducted, and the FWD Business Assets will be held, by certain Fresenius AG subsidiaries which may include the Current Subsidiaries as well as other subsidiaries (all such entities, the "Closing Subsidiaries", and (iii) all references herein to FWD Business Subsidiaries shall be deemed to refer to the Current Subsidiaries as of the date hereof and to the Closing Subsidiaries as of the Contribution).

     (d) "Fresenius AG Restructuring" means the actions taken and proposed to be taken by Fresenius AG and its subsidiaries to restructure the FWD Business so that, at or prior to Contribution, the FWD Business Subsidiaries shall own all FWD Business Assets.

                                   ARTICLE VI

                                   COVENANTS

     SECTION 6.1. Interim Operations. Each of Grace and Fresenius AG (for itself and on behalf of Fresenius AG) covenants and agrees as to itself and its subsidiaries that, from and after the date hereof until the Effective Time, except insofar as the other parties shall otherwise consent or except as otherwise contemplated by this Agreement, the Contribution Agreement, the Distribution Agreement or its Disclosure Letter (provided that, as used herein, all references to Grace (and/or its Affiliates) shall be deemed to refer to Grace and its Affiliates which conduct the NMC Business, consistent with Section
9.8 hereof, except as otherwise specifically provided):

          (a) To the extent reasonably practicable, taking into account any operational matters that may arise that are primarily attributable to the pendency of the Reorganization, the business of it and its subsidiaries will be conducted only in the ordinary and usual course consistent with past practice and existing business plans previously disclosed to the other parties and, to the extent consistent therewith, it and its subsidiaries will use all reasonable efforts to preserve their business organization intact and maintain their existing relations with customers, suppliers, employees and business associates.

          (b) It will not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries or, in the case of Fresenius AG, any FWD Business Subsidiary; (ii) amend its Certificate of Incorporation or By-laws (or similar organizational document); (iii) split, combine or reclassify any outstanding capital stock; or (iv) declare, set aside or pay any dividend payable in stock or property with respect to any of its capital stock.

          (c) Neither Grace, Fresenius USA, nor any of their respective subsidiaries or, Fresenius AG, solely with respect to any FWD Business Subsidiary, will issue, sell, pledge, dispose of or encumber, or authorize or propose the issuance, sale, pledge, disposition or encumbrance of, any shares of, or securities convertible or exchangeable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class other than common shares issuable pursuant to options, warrants and other convertible securities outstanding on the date hereof and disclosed in its Disclosure Letter, and employee stock options granted after the date hereof in the ordinary course of business.

          (d) None of Grace, Fresenius USA or Fresenius AG, with respect to the FWD Business, will (i) transfer, lease, license, guarantee, sell, mortgage, pledge or dispose of any property or assets encumber any property or assets other than in the ordinary and usual course of business; (ii) authorize or make capital expenditures; (iii) make any acquisition of, or investment in, assets, stock or other securities of any other person or entity other than its wholly owned subsidiaries or (iv) make any divestiture.

          (e) Except as required by agreements or arrangements disclosed in its SEC Documents or its Disclosure Letter, neither it nor any of its subsidiaries or, in the case of Fresenius AG, any FWD Business Subsidiary, will grant any severance or termination pay to, or enter into, extend or amend any employment, consulting, severance or other compensation agreement with, any director, officer or other of its employees, except to other employees in the ordinary course in a manner consistent with past practice, which would bind Newco (or its subsidiary) after the Reorganization.

          (f) Except as may be required to satisfy contractual obligations existing as of the date hereof (and disclosed to the other parties hereto) and the requirements of applicable law, and except in the ordinary course of business, neither it nor any of its subsidiaries or, in the case of Fresenius AG, any FWD Business Subsidiary, will establish, adopt, enter into, make, amend or make any elections under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees which would affect Newco (or its subsidiary), except in a manner consistent with past practice.

          (g) It will not implement any change in its accounting principles, practices or methods, other than as may be required by German GAAP, in the case of Fresenius AG, or US GAAP, in the case of Grace and Fresenius USA, other than as may be necessary or advisable in connection with the Distribution.

          (h) Neither it nor any of its subsidiaries will authorize or enter into an agreement to take any of the actions referred to in paragraphs (a) through (g) above.

     SECTION 6.2. Certain Transactions. (a) Prior to the Distribution: (i) Grace and Grace-Conn. shall use reasonable efforts to cause NMC to arrange new credit facilities so that the transactions contemplated by the Transaction Agreements may be consummated; (ii) Fresenius AG shall use reasonable efforts to arrange new credit facilities for the FWD Business so that the transactions contemplated by the Transaction Agreements may be consummated; and (iii) the parties hereto shall cooperate with respect to the foregoing.

     (b) Prior to or concurrent with the Reorganization, the parties hereto shall use reasonable efforts to satisfy the conditions set forth in Sections 7.1(j) and 7.1(k).

     (c) It is understood and agreed by the parties hereto that, at the time of the Reorganization, none of Grace, Fresenius USA and the FWD Business shall have cash or marketable securities, it being contemplated that, in connection with the Reorganization, such cash and marketable securities shall be provided to Grace-Conn. and Fresenius AG, respectively, and that new working capital facilities to finance working capital needs shall be obtained.

     (d) It is the intention of the parties hereto that (i) Newco shall pay dividends to the holders of its outstanding ordinary shares in the amounts set forth in the business plan previously disclosed to the parties hereto beginning in January 1997, subject to the declaration of such dividends by the Newco Board, and (ii) Newco (or its subsidiary) shall lease real property and buildings in Germany from Fresenius AG, for a total rental of the equivalent $12 million per year beginning January 1997 pursuant to the Lease to be consistent with the terms set forth in Exhibit D to the Contribution Agreement.

     (e) It is the intention of the parties hereto that, following the Reorganization, Newco shall seek to refinance up to $700 million of credit facilities through the sale of preferred securities which will be primarily "mezzanine" capital, which could be classified as equity under German generally accepted accounting principles and whose interest stream would be tax deductible. The sale (or commitments for sale) of such preferred securities shall not be a condition to the consummation of the Reorganization.

     (f) It is the intention of the parties hereto that, to the extent that it is not possible to obtain the credit facilities and/or arrange for the sale of the preferred securities contemplated by paragraphs (a) and (e) above on terms which will permit the payment of cash pursuant to the lease and dividends pursuant to paragraph (d) above, prior to the Effective Time, the parties shall endeavor to restructure the transactions contemplated hereby so that, commencing in January 1997, Fresenius AG shall receive cash flow from Newco in the amount that otherwise would have been received pursuant to paragraph (d) above.

     SECTION 6.3. Acquisition Proposals. Each party hereto agrees that neither it nor any of its subsidiaries nor any of its respective officers and directors or the officers and directors of its subsidiaries shall, and it shall each direct and use its best efforts to cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, it or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal; provided, however, that the Grace Board may furnish or cause to be furnished information (pursuant to confidentiality arrangements) and may participate in such discussions and negotiations directly or through its representatives if (i) the failure to provide such information or participate in such negotiations and discussions could, in the opinion of its outside counsel, reasonably be deemed to cause the members of the Grace Board to breach their fiduciary duties under applicable law or (ii) another corporation, partnership, person or other entity or group makes a written offer or written proposal which, based upon the identity of the person or entity making such offer or proposal and the terms thereof, and the availability of adequate financing therefor, the Grace Board believes, in the good faith exercise of its business judgment and based upon advice of its outside legal and financial advisors, could reasonably be expected to be consummated and represents a transaction more favorable to its shareholders than the Reorganization (a "Higher Offer"); provided further, however, that the foregoing restriction shall not apply to an Acquisition Proposal exclusively involving all or part of the stock or assets of Grace-Conn. Grace shall notify the other parties hereto as soon as practicable if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with it.

     SECTION 6.4. Information Supplied. Each of parties hereto agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in any Registration Statement, Proxy Statement or
Schedule 14A, or any amendment or supplement thereto, will, in the case of a Registration Statement, at the time such Registration Statement and each amendment and supplement thereto becomes effective under the Securities Act, or, in the case of a Proxy Statement or Schedule 14A, at the time such Proxy Statement or Schedule 14A and each amendment and supplement thereto is filed in definitive form with the SEC or mailed to shareholders and at the time of the applicable Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

     SECTION 6.5. Shareholder Approvals. (a) Each of Grace and Fresenius AG (on behalf of Fresenius USA) agrees to take, in accordance with applicable law and its Certificate of Incorporation and By-laws, all action necessary to convene a meeting of holders of Grace Common Shares and Grace Preferred Shares and Fresenius USA Common Shares and Fresenius USA Preferred Shares, respectively, as promptly as practicable after the Newco Registration Statement and the ADR Registration Statement are declared effective (and, in the case of Grace, the NY Preferred Registration Statement and the Grace-Conn. Registration Statement are declared effective), and its Proxy Statement is cleared, by the SEC, to consider and vote upon the approval of the transactions contemplated by the Transaction Agreements (including, without limitation, the Grace Amendment). Subject to the remainder of this Section 6.5, each of the Grace Board and the Fresenius USA Board shall recommend such adoption and approval and shall take all lawful action to solicit such approval by shareholders. The Grace Board may fail to make such a recommendation, or withdraw, modify, or change any such recommendation, or recommend any other offer or proposal, if the Grace Board, based on the opinion of its outside counsel, determines that making such recommendation, or the failure to recommend any other offer or proposal, or the failure to so withdraw, modify, or change its recommendation, or the failure to recommend any other offer or proposal, could reasonably be deemed to cause the members of the Grace Board to breach their fiduciary duties under applicable law in connection with a Higher Offer. In such event, notwithstanding anything contained in this Agreement to the contrary, any such failure to recommend, withdrawal, modification, or change of recommendation or recommendation of such other offer or proposal, or the entering by Grace into an agreement with respect to a Higher Offer (provided that Grace shall have provided Fresenius AG with at least 72 hours notice of its intention to so enter and the identity of the other party thereto), shall not constitute a breach of this Agreement by Grace.

     (b) Fresenius AG agrees to take, in accordance with applicable law and its organizational documents, all action necessary to convene a meeting of Fresenius AG shareholders as promptly as practicable after the date hereof to consider and vote upon the approval of the transactions contemplated hereby. The Fresenius AG Management Board shall recommend such adoption and approval and shall take all lawful action to solicit such approval by Fresenius AG shareholders.

     SECTION 6.6. Filings; Other Actions. (a) Subject to the obligations of consultation contained herein, Grace shall promptly prepare for filing with the SEC the Grace Proxy Statement, the Grace Schedule 14A and the Grace-Conn. Registration Statement, Fresenius USA shall promptly prepare for filing with the SEC the Fresenius USA Proxy Statement and Fresenius USA Schedule 14A, and the parties hereto shall cooperate to promptly prepare for filing with the SEC the Newco Registration Statement, the NY Preferred Registration Statement and the ADR Registration Statement (including all required financial statements). In connection with the foregoing, Fresenius AG shall prepare audited financial statements prepared in accordance with US GAAP for the FWD Business and such financial statement shall be included in the Newco Registration Statement (and in such other Registration Statements and Proxy Statements as may be appropriate). Each party hereto shall use its reasonable efforts, after consultation with the other parties hereto, to respond promptly to any comments made by the SEC with respect to such filings, to have such filings declared effective or cleared, as the case may be, and cause such filings to be mailed at the earliest reasonably practicable time. Each party hereto and its counsel shall be given a reasonable opportunity to review and comment on each version of such filings prior to the filing thereof with the SEC. Each party hereto also shall use its reasonable efforts to obtain all necessary state securities law or blue sky permits and approvals required to carry out the transactions contemplated hereby and shall furnish all information as may be reasonably requested in connection with any such action.

     (b) Each party hereto shall cooperate with the other parties hereto, subject to the terms and conditions set forth herein, use its reasonable efforts promptly to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain as promptly as reasonably practicable all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated hereby. Each party hereto shall consult with the other parties hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated hereby and each party shall keep the other parties hereto apprised of the status of matters relating to completion of the transactions contemplated hereby.

     (c) Each party hereto shall, upon reasonable request and except as otherwise may be required by applicable law, furnish the other parties hereto with all information concerning itself, its subsidiaries, directors, officers and shareholders and other Affiliates and such other matters as may be reasonably necessary or advisable in connection any statement, filing, notice or application made by or on behalf of such other party or any of its Affiliates to any Governmental Entity in connection with any transactions contemplated by this Agreement.

     (d) Each party hereto shall, subject to applicable laws relating to the disclosure and exchange of information, promptly furnish the other parties hereto with copies of written communications received by each such party or any of its subsidiaries, from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

     (e) Each party hereto shall cooperate with each other party hereto and promptly take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable to obtain favorable review of the proposed transaction under the HSR Act and any foreign antitrust or competition laws, which efforts shall include, without limitation, undertaking litigation and/or agreeing to hold aside or divest, or enter into any conduct restriction with respect to, any asset or business to be part of Newco after the Effective Time (all such decisions to be made by the parties in consultation with one another taking into consideration the effect on Newco); provided, however, that the foregoing shall not require that any action be taken with respect to (or by) Grace-Conn. or its business; provided further, however, that Grace shall not be required to commit to any action that is to be taken prior to the Effective Time.

     SECTION 6.7. Audited Financial Statements. (a) Not later than March 31, 1996, Grace shall deliver to the other parties hereto an audited special purpose consolidated balance sheet as of, and audited special purpose consolidated statements of income, cash flows and shareholders' equity for the year ended December 31, 1995, in each case for Grace and exclusive of the Grace-Conn. Business and the assets, liabilities, income cash flows and shareholders' equity thereof (such financial statements, the "Grace Audited Financial Statements"), together with the unqualified opinion of Grace's independent accountants thereon to the effect that such special purpose consolidated balance sheet fairly presents in all material respects the consolidated financial position of Grace and its included subsidiaries as of its date and such special purpose consolidated statements of income, cash flows and shareholders' equity fairly present in all material respects the consolidated results of operations, retained earnings and cash flows, as the case may be, of Grace and its included subsidiaries for the periods set forth therein, in each case in accordance with US GAAP and exclusive of the Grace-Conn. Business and the assets, liabilities, income, cash flows and shareholders' equity thereof.

     (b) Not later than March 31, 1996, Fresenius USA shall deliver to the other parties hereto an audited consolidated balance sheet as of, and audited consolidated statements of income, cash flows and shareholders' equity for Fresenius USA for the year ended December 31, 1995 (such financial statements, the "Fresenius USA Audited Financial Statements"), together with the unqualified opinion of Fresenius USA's independent accountants thereon to the effect that such consolidated balance sheet fairly presents in all material respects the consolidated financial position of Fresenius USA and its subsidiaries as of its date and such consolidated statements of income, cash flows and shareholders' equity fairly present in all material respects the consolidated results of operations, retained earnings and cash flows, as the case may be, of Fresenius USA and its subsidiaries for the periods set forth therein, in each case in accordance with US GAAP.

     (c) Not later than March 31, 1996, Fresenius AG shall deliver to the other parties hereto: (i) an audited consolidated balance sheet as of, and audited consolidated statements of income, cash flows and shareholders' equity for the FWD Business for the years ended December 31, 1994 and December 31, 1995 showing consolidating adjustments made in connection with the consolidation of Fresenius USA with the FWD Business (such financial statements, the "FWD Business Audited Financial Statements"), together with the unqualified opinion of Fresenius AG's independent accountants thereon to the effect that such consolidated balance sheet fairly presents in all material respects the consolidated financial position of the FWD Business as of its date and such consolidated statements of income, cash flows and shareholders' equity fairly presents in all material respects the consolidated results of operations, retained earnings and cash flows, as the case may be, of the FWD Business for the periods set forth therein, in each case in accordance with US GAAP, (ii) an audited consolidated balance sheet as of, and audited consolidated statements of income, cash flows and shareholders' equity for Fresenius AG for the year ended December 31, 1994 and December 31, 1995 (such financial statements, the "Fresenius AG Audited Financial Statements"), together with the unqualified opinion of Fresenius AG's independent accountants thereon to the effect that such consolidated balance sheet fairly presents in all material respects the consolidated financial position of Fresenius AG as of its date and such consolidated statements of income, cash flows and shareholders' equity fairly presents in all material respects the consolidated results of operations, retained earnings and cash flows, as the case may be, of Fresenius AG for the periods set forth therein, in each case in accordance with German GAAP, and (iii) a reconciliation showing, with such level of detail provided to support each of the adjustments made to the 1995 Fresenius AG Audited Financial Statements to derive the 1995 FWD Business Audited Financial Statements.

     (d) If (i) there exists any material difference between the Grace Audited Financial Statements, the Fresenius USA Audited Financial Statements or the FWD Business Audited Financial Statements, on the one hand, and the Grace Disclosure Letter Financial Statements, the Fresenius USA Disclosure Letter

Financial Statements or the FWD Business Disclosure Letter Financial Statements, respectively, on the other hand, and such material difference adversely affects a party hereto (other than the party the financial statements of which contain such material difference, and treating, for purposes of this parenthetical, Fresenius AG and Fresenius USA as a single party) (such party, the "Affected Party"), and such Affected Party notifies the other parties hereto of such difference within 10 days following receipt of the applicable Audited Financial Statements, or (ii) if Grace believes in good faith that the Fresenius USA Audited Financial Statements and the FWD Business Audited Financial Statements, or if Fresenius AG believes in good faith that the Grace Audited Financial Statements, reflect a material adverse change in the prospects of the business of Fresenius USA and the FWD Business or Grace, as the case may be, from the business plans previously disclosed by the parties hereto and not otherwise disclosed in connection with this Agreement (a party so believing being a "Change Party"), and such Change Party notifies the other parties hereto of such change within 10 days following receipt of the applicable Audited Financial Statements, then the parties hereto shall negotiate in good faith to adjust the relative economics of the transactions contemplated hereby, in consultation with financial and accounting advisors, in light of the foregoing. If the parties do not reach agreement on such an adjustment within 14 days of notice, this Agreement shall be terminable by an Affected Party or a Change Party.

     (e) After delivery of the Audited Financial Statements as contemplated by this Section 6.7 (if there is no material difference or material adverse change as contemplated by the immediately preceding paragraph) or after the reaching of agreement as contemplated by the immediately preceding paragraph (if there is a material difference or material adverse change as contemplated by the immediately preceding paragraph), all references herein to the Disclosure Letter Financial Statements shall be deemed to refer to the Audited Financial Statements.

     (f) Each party hereto shall use all reasonable efforts to cause to be delivered to the other party is, as appropriate, and its directors a letter of its independent accountants, dated (i) the date on which each Registration Statement shall become effective and (ii) a date shortly prior to the Effective Date, and addressed to such other party and its directors, in form and substance customary for "comfort" letters delivered by independent accountants in connection with registration statements.

     (g) Time shall be of the essence with respect to the delivery of the Audited Financial Statements.

     SECTION 6.8. Access. Upon reasonable notice, and except as may otherwise be required by applicable law, each party hereto shall afford each other party's Representatives access, during normal business hours throughout the period until the Effective Time to its properties, books, Contracts and records and, during such period, shall (and shall cause each of its subsidiaries to) furnish promptly to the other party all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 6.8 shall affect or be deemed to modify any representation or warranty made by the party furnishing such information; provided further that with respect to the work papers of independent accountants, the provision of access shall be subject to the permission of such independent accountants, and each party hereto shall use reasonable best efforts to secure such permission for the other. Each party hereto shall not, and shall cause its respective Representatives not to, use any information obtained pursuant to this Section for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All information obtained pursuant to this paragraph shall be subject to the provisions of the written confidentiality arrangements existing among the parties hereto.

     SECTION 6.9. Notification of Certain Matters. Each party shall give prompt notice to the other party of any change that is reasonably likely to result in any Material Adverse Effect to the knowledge of the executive officers.

     SECTION 6.10. Publicity. The initial press release relating hereto shall be a joint press release and, thereafter, each party hereto shall consult with each other party hereto prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and prior to making any filings with any Governmental Entity or stock exchange with respect thereto; provided that if a party shall be advised by counsel that any such press release, statement or filing is required by applicable law and it shall not be practicable to consult with the other parties prior to the time such press release, statement or filing is required, a party may make such press release, statement or filing and shall promptly notify the other parties thereof.

     SECTION 6.11. [Intentionally omitted.]

     SECTION 6.12. Employee Benefits. (i) All Grace Employees who are actively employed by Grace or its subsidiaries on the Effective Time (including any Grace Employees who are receiving long-term disability as of the Effective Time) shall be provided with compensation and benefits (including, without limitation, severance benefits and retiree benefits) substantially the same as those benefits provided to Grace Employees as of the date hereof. In addition, Grace Employees shall be given service credit for all periods of employment with Grace or its Affiliates prior to the Effective Date for purposes of eligibility and vesting (but not for benefit accrual) under any plan adopted by Newco or any of their respective subsidiaries or Affiliates with respect to Grace Employees to provide retirement or welfare benefits. Following the Effective Time, NMC and Grace, and not Grace-Conn., shall bear any costs and expenses associated with the termination of employees involved in the NMC Business. It is the intention of Fresenius AG to consider the adoption by Newco of a broad based equity incentive program for employees in the United States.

     (ii) Upon the request of Fresenius AG, prior to the Effective Time, Grace shall amend or cause to be amended each Grace Pension Plan which is a single-employer plan within the meaning of Section 4001(a)(15) of ERISA (and which covers employees in the NMC Business) to delete any provision that would become applicable on or after a Change of Control (as defined in such Pension
Plan), requiring (i) that Grace fund the Pension Plan on a termination basis, and/or (ii) that benefit accruals under the Plan become nonforfeitable as of the date of a Change of Control.

     SECTION 6.13. Expenses and Liquidated Damages. (a) Except as set forth in paragraph (b) below, whether or not the Reorganization is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Grace Proxy Statement, Fresenius USA Proxy Statement, the NY Preferred Registration Statement and the Newco Registration Statement, and all filing and other fees paid to the SEC or antitrust authorities in connection with the Reorganization, shall be borne by Newco.

     (b) In the event that:

          (A) (1) this Agreement shall be terminated pursuant to either Section 8.3(ii) or Section 8.3(iii) or (2) this Agreement shall be terminated pursuant to Section 8.2(ii) (due to a failure to obtain Grace shareholder approval) and, at the time of the meeting called for the approval of Grace shareholders referred to in Section 7.1(a), the Grace Board shall have failed to recommend to its shareholders the approval of the transactions contemplated hereby, or shall have withdrawn, modified or changed such recommendation, or (3) this Agreement shall be terminated pursuant to
     Section 8.2(ii) (due to a failure to obtain Grace shareholder approval) and, at the time of the meeting called for the approval of Grace shareholders referred to in Section 7.1(a), there shall have been made an Acquisition Proposal that has become public and, within six months following such termination, Grace shall enter into a definitive agreement with respect to the sale of Grace's health care business; and

          and (B), at the time of such termination, neither Fresenius Party shall be in material breach of its covenants or agreements contained in this Agreement;

then, Grace shall pay to Fresenius AG, as liquidated damages, in exchange for a complete release of any liabilities of Grace hereunder, the amount of $35 million plus actual out of pocket expenses incurred to third parties in connection with the transactions contemplated hereby after the date of this Agreement, payable by wire transfer of immediately available funds within 24 hours to the account specified by Fresenius AG in writing; provided that, if the approval of the transactions contemplated hereby by the shareholders of Fresenius AG, as contemplated by Section 6.5, or an irrevocable written commitment to vote in favor of such transactions from the holder of an amount of Fresenius AG capital stock sufficient under applicable law to give such approval, shall have been obtained, the amount of liquidated damages payable pursuant to this

Section 6.13 shall be $75 million plus actual out of pocket expenses incurred to third parties in connection with the transactions contemplated hereby after the date of this Agreement.

     SECTION 6.14. Grace Rights Agreement. The Grace Board shall take all requisite action in order to render the Grace Rights inapplicable to the Grace Merger and the other transactions contemplated by this Agreement and the Distribution Agreement and to extinguish the Grace Rights in connection with the Reorganization.

     SECTION 6.15. Antitakeover Statutes. If any Takeover Statute is or may become applicable to the transactions contemplated hereby, each of the parties hereto and the members of its Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement.

     SECTION 6.16. Securities Act Compliance. As soon as practicable after the date of the Meetings, each party hereto shall identify to Newco all persons who were, at the time of the Meetings, possible Affiliates, shall use its reasonable efforts to obtain a written agreement in the usual and customary form from each person who is so identified as a possible Affiliate and shall deliver such written agreements to Newco as soon as practicable after the Meetings.

     SECTION 6.17. Stock Exchange Listing. Prior to the Effective Time, Fresenius AG shall use reasonable efforts to cause the ADR Facility and the listing of the ADRs on the Exchange to become effective.

     SECTION 6.18. Transaction Agreements. (a) Prior to the Effective Time, the parties shall consummate any transactions to be consummated prior to the Effective Time pursuant to the Distribution Agreement or the Contribution Agreement.

          (b) The parties shall not waive or amend any terms of the Distribution Agreement or the Contribution Agreement without the consent of the other parties hereto, which consent shall not be unreasonably withheld.

          (c) The parties hereto acknowledge that the indemnities of Grace-Conn. and of Fresenius AG contained in the Distribution Agreement and the Contribution Agreement, respectively, shall inure to the benefit of each other and to the benefit of Newco.

     SECTION 6.19. Tax Matters. Each party agrees to report the Distribution as a tax-free distribution under the Code and the Grace Merger as a tax-free reorganization under the Code on all tax returns and other filings, and take no position inconsistent therewith, except where, in the opinion of nationally recognized tax counsel to such party, there is not "substantial authority," as defined in Section 6662 of the Code, to support such a position.

                                  ARTICLE VII

                                   CONDITIONS

     SECTION 7.1. Conditions to Each Party's Obligation. The respective obligation of each party hereto to consummate the Reorganization is subject to the fulfillment of each of the following conditions:

          (a) Shareholder Approval. To the extent required by law or stock exchange regulations, the transactions contemplated by the Transaction Agreements shall have been duly approved by the holders of Grace Common Shares and Grace Preferred Shares in accordance with the NYBCL, other applicable law and the Certificate of Incorporation and By-laws of Grace, and by the shareholders of Fresenius AG in accordance with applicable law.

          (b) Governmental and Regulatory Consents. The waiting periods applicable to the consummation of the transactions contemplated by the Transaction Agreements under the HSR Act shall have expired or been terminated; and all filings required to be made prior to the Closing by any party hereto or any of its respective subsidiaries with, and all consents, approvals and authorizations required to be obtained prior to the Closing by any party hereto or any of its respective subsidiaries from, any Governmental Entity in connection with the execution and delivery of the Transactions Agreements and the consummation of the transactions contemplated by the Transaction Agreements shall have been made or obtained, except where the failure to obtain such consents is not reasonably likely to have a Material Adverse Effect and could not reasonably be expected to subject the parties hereto or their Affiliates or any directors or officers of any of the foregoing to the risk of criminal liability.

          (c) Third-Party Consents. All consents or approvals of all persons (other than Governmental Entities) required for or in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by the Transaction Agreements shall have been obtained and shall be in full force and effect, except for those the failure to obtain of which would not have a Material Adverse Effect with respect to all parties and Newco.

          (d) Litigation. No United States or state court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by the Transaction Agreements.

          (e) Grace Tax Opinion. Grace shall have received opinions of Wachtell, Lipton, Rosen & Katz and of Miller & Chevalier, Chartered, dated the Effective Date, substantially in the form of Exhibit H hereto. In rendering such opinions, such firms may receive and rely upon representations contained in certificates of the Grace, Fresenius AG, Newco and others, including, without limitation, the Grace Tax Matters Certificate and the Fresenius AG Tax Matters Certificate.

          (f) Registration Statements. The Registration Statements shall have become effective under the Securities Act or Exchange Act (as applicable), and no stop order suspending the effectiveness of any Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (g) Financing. The parties hereto shall have obtained the financing necessary to consummate the transactions contemplated by the Transaction Agreements on terms satisfactory to the parties.

          (h) The Distribution.  The Distribution shall have been consummated.

          (i) Stock Exchange Listing. The ADR Facility and the listing of the ADRs on the Exchange shall have become effective; provided, however, that the foregoing shall not apply to obligations of Fresenius USA and Fresenius AG unless Fresenius AG has satisfied the obligations contained in Section
     6.18 hereof.

          (j) Fresenius AG Debt. As of the Effective Time, Fresenius USA and the FWD Business and their respective subsidiaries (taken together, on a consolidated basis) shall have no Debt other than Debt not in excess of an aggregate amount of $170 million.

          (k) Grace Debt. As of the Effective Time, Grace and its subsidiaries (on a consolidated basis) shall have no Debt, other than Debt not in excess of an aggregate amount of (i) $2.263 billion plus (ii) any amounts incurred to finance capital expenditures or acquisitions permitted to be made hereunder.

     SECTION 7.2. Conditions to Obligation of Grace. The obligation of Grace to consummate the Reorganization is also subject to the fulfillment or waiver by Grace prior to the Closing of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of each Fresenius Party set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Grace shall have received certificates signed on behalf of each Fresenius Party by an officer to such effect.

          (b) Performance of Obligations. Each Fresenius Party shall have performed in all material respects all obligations required to be performed by it under this Agreement or the Contribution Agreement at or prior to the Closing Date, and Grace shall have received a certificate signed on behalf of each Fresenius Party by an officer to such effect.

          (c) Pooling Agreement. Fresenius AG and Newco shall have entered into the Newco Pooling Agreement; and Grace shall have received an opinion of nationally recognized counsel, dated the Closing Date, to the effect that the Newco Pooling Agreement is a valid and binding agreement, enforceable against Newco and Fresenius AG in accordance with the terms thereof, under the laws of the Federal Republic of Germany, respectively. Such opinion shall be reasonably acceptable to the other parties hereto.

          (d) Fresenius AG Tax Opinion. Grace shall have received the opinion of nationally recognized tax counsel (which may be, for purposes of this provision, KPMG Deutsche Treuhand-Gesellschaft AG and/or KPMG Peat Marwick
     LLP), dated the Closing Date, substantially in the form of Exhibit I hereto, to the effect that Newco shall have no liability with respect to the Fresenius AG Restructuring and the Contribution under the relevant provisions of the Code and applicable law of the Federal Republic of Germany.

     SECTION 7.3. Conditions to Obligation Concerning Fresenius USA. The obligation of Fresenius AG to cause Fresenius USA to consummate the Reorganization is also subject to the fulfillment or waiver by Fresenius USA prior to the Closing Date of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Grace set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and Fresenius USA shall have received a certificate signed on behalf of Grace by an officer to such effect.

          (b) Performance of Obligations. Grace shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Fresenius USA shall have received a certificate signed on behalf of Grace by an officer to such effect.

          (c) Pooling Agreement Opinion. Fresenius AG and Newco shall have entered into the Newco Pooling Agreement; and Fresenius USA shall have received an opinion of nationally recognized counsel, dated the Closing Date, to the effect that the Newco Pooling Agreement is a valid and binding agreement, enforceable against Newco and Fresenius AG in accordance with the terms thereof, under the laws of the Federal Republic of Germany, respectively. Such opinion shall be reasonably acceptable to the other parties hereto.

     SECTION 7.4. Conditions to Obligation of Fresenius AG. The obligation of Fresenius AG to consummate the Reorganization is also subject to the fulfillment or waiver by Fresenius AG prior to the Closing of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Grace set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and Fresenius AG shall have received a certificate signed on behalf of Grace by an officer to such effect.

          (b) Performance of Obligations. Grace shall have performed in all material respects all obligations required to be performed by it under this Agreement or the Distribution Agreement at or prior to the Closing Date, and Fresenius AG shall have received a certificate signed on behalf of Grace by an officer to such effect.

                                  ARTICLE VIII

                                  TERMINATION

     SECTION 8.1. Termination by Mutual Consent. This Agreement may be terminated, and the Reorganization may be abandoned, at any time prior to the Effective Time, before or after the approval by the shareholders of Grace, Fresenius AG and/or Fresenius USA, by the mutual consent of each party hereto, which consent shall be effected by action of its Board of Directors.

     SECTION 8.2. Termination by any Party Hereto. This Agreement may be terminated, and the Reorganization may be abandoned, by action of the Board of Directors of any party hereto, if (i) the Reorganization shall not have been consummated by October 1, 1996 or (ii) at the Grace Meeting or at any adjournment thereof, the approval of Grace's shareholders, or, at a meeting of Fresenius AG shareholders or any adjournment thereof, the approval of Fresenius AG's shareholders, each as referred to in Section 7.1(a), shall not have been obtained or (iii) pursuant to Section 6.7.

     SECTION 8.3. Termination by Grace. This Agreement may be terminated and the Reorganization may be abandoned at any time prior to the Effective Time, before or after the adoption and approval by shareholders of Grace referred to in Section 7.1(a), by action of the Grace Board, if (i) either Fresenius Party shall have failed to comply in any material respect with any of the covenants or agreements contained herein to be performed by such Fresenius Party at or prior to the time of termination, which failure is not cured or capable of being cured within 30 days after notice thereof, or (ii) the Grace Board shall have failed to recommend to its shareholders the approval of the transactions contemplated hereby, or shall have withdrawn, modified or changed such recommendation, in a manner permitted by Section 6.5, or (iii) Grace shall have entered into an agreement respect to a Higher Offer in a manner permitted by Section 6.5.

     SECTION 8.4. Termination by Fresenius AG. This Agreement may be terminated and the Reorganization may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Fresenius AG, if (i) Grace shall have failed to comply in any material respect with any of the covenants or agreements contained herein to be performed by it at or prior to the time of termination, which failure is not cured or capable of being cured within 30 days after notice thereof, or (ii) the Grace Board shall have failed to recommend to its shareholders the approval of the transactions contemplated hereby or shall have withdrawn, modified or changed in a manner materially adverse to such Fresenius Party its approval or recommendation of this Agreement.

     SECTION 8.5. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Reorganization pursuant to this Article VIII, other than as set forth in Section 6.13, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party, except that nothing herein will relieve any party from liability for any material and willful breach of any covenant contained herein.

                                   ARTICLE IX

                           MISCELLANEOUS AND GENERAL

     SECTION 9.1. Survival. Only those agreements and covenants of the parties which by their express terms apply in whole or in part after the Effective Time shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed only to be conditions of the Reorganization and shall not survive the Effective Time.

     SECTION 9.2. Modification or Amendment. Subject to the applicable provisions of the NYBCL and the MBCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

     SECTION 9.3. Waiver of Conditions. The conditions to each party's obligation to consummate the Reorganization are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

     SECTION 9.4. Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts signed by one or more of the parties hereto, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

     SECTION 9.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     SECTION 9.6. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

               (a) If to Grace and Grace-Conn.:

                   W. R. Grace & Co.
                   One Town Center Road
                   Boca Raton, Florida 33486-1010
                   Attention: Secretary
                   Fax: (407) 362-1635

                   with copies to:

                   Wachtell, Lipton, Rosen & Katz
                   51 West 52nd Street
                   New York, N.Y. 10019
                   Attention: Andrew R. Brownstein, Esq.
                   Fax: (212) 403-2000

               (b) If to Fresenius AG:

                   Fresenius AG
                   Borkenberg 14
                   61440 Oberursel
                   61343 Bad Homburg
                   Germany
                   Attention: Mr. Udo Werle
                   Fax: 011-49-6171-60-2104

                   with copies to:

                   O'Melveny & Myers
                   Citicorp Center
                   153 East 53rd Street
                   New York, NY 10022-4611
                   Attention: Dr. Ulrich Wagner
                   Fax: (212) 326-2061

or to such other address as any party hereto may have furnished to the other parties by a notice in writing in accordance with this Section.

     SECTION 9.7. Entire Agreement, etc. This Agreement (and the Exhibits and Disclosure Letters hereto) (a) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof other than the written confidentiality arrangements existing among the parties hereto, which shall survive, and (b) shall not be assignable by operation of law or otherwise.

     SECTION 9.8. Definitions of "Subsidiary" and "Significant Subsidiary." (a) When a reference is made in this Agreement to a subsidiary of a party, the term "subsidiary" means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries; provided, however, that except in the context of references herein to financial statements of Grace and its subsidiaries or as otherwise specified herein, (i) no member of the Grace-Conn. Group shall be deemed to be a subsidiary of Grace, (ii) each member of the Grace-Conn. Group (other than Grace-Conn.) shall be deemed to be a subsidiary of Grace-Conn., (iii) no member of the NMC Group shall be deemed to be a subsidiary of Grace-Conn. and (iv) each member of the NMC Group (other than Grace) shall be deemed to be a subsidiary of Grace.

     (b) When a reference is made in this Agreement to a significant subsidiary of a party, the term "significant subsidiary" shall mean a subsidiary of such party meeting the standards specified in clause (1) or (2) of the definition of such term in Rule 1-02 of the SEC's Regulation S-X.

     SECTION 9.9. Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

     SECTION 9.10. Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the party or parties who are or are to be thereby aggrieved shall have the right of specific performance and injunctive relief giving effect to its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

     SECTION 9.11. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.

     SECTION 9.12. No Third-Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any person or entity other than the parties hereto and Grace-Conn., any benefit, right or remedies, other than the provisions of Section 6.11 hereof.

     SECTION 9.13. Fresenius AG Covenant. (i) As between Fresenius AG and Grace, prior to the Effective Time, Fresenius AG shall cause the Fresenius USA Board to adopt, approve and ratify this Agreement and the other Transaction Agreements and to submit the Fresenius USA Merger to a vote of Fresenius USA shareholders. As a result of the foregoing, without limiting any obligations of Fresenius AG with respect to Fresenius USA hereunder, Fresenius USA will undertake the obligations contained herein as a "party" hereto and make the representations and warranties contained herein with respect to itself directly to Grace. Fresenius AG will vote its shares of Fresenius USA in favor of the Fresenius USA Merger.

     (ii) All obligations of Fresenius USA herein shall also be obligations of Fresenius AG.

     (iii) Notwithstanding the foregoing, nothing in this provision shall be construed to prevent the Special Committee of the Board of Directors of Fresenius USA or any similar committee evaluating the Fresenius USA Merger from making a determination with respect to the adequacy of the Aggregate Fresenius USA

Common Share Consideration and the entire fairness of the transaction to the shareholders of Fresenius USA consistent with their fiduciary duties.

     SECTION 9.14. Further Assurances. In addition to the actions specifically provided for elsewhere in this Agreement, but subject to Section 9.1 hereof, each of the parties hereto shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing the parties will as promptly as practicable (and in the case of this Agreement and the Contribution Agreement within one week after the signing hereof in Germany or Switzerland) apply for any notarial or similar registrations with respect to the transactions contemplated hereby in foreign jurisdictions.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto on the date first hereinabove written.

                                          W. R. GRACE & CO.

                                          By: /s/  Albert J. Costello

                                            ------------------------------------
                                            Name:
                                            Title:

                                          FRESENIUS AG

                                          By: /s/  Gerd Krick

                                            ------------------------------------
                                            Name:
                                            Title:

                                                                         ANNEX A

                                 DEFINED TERMS

     Acquisition Proposal: as defined in Section 6.3 hereof.

     ADR: an American depositary receipt for Newco Ordinary Shares issued pursuant to the ADR Facility.

     ADR Facility: a facility for exchanging Newco Ordinary Shares for American depositary receipts suitable for listing on the Exchange in form and substance satisfactory to Grace and Fresenius AG.

     ADR Registration Statement: the registration statement filed in connection with the ADR Facility.

     Affected Party: as defined in Section 6.7(d) hereof.

     Affiliate: as defined in Rule 12b-2 under the Exchange Act.

     Aggregate Fresenius USA Common Share Consideration: as defined in Section 4.2(e).

     Aggregate Grace Common Share Consideration: Newco Ordinary Shares in an amount that represents 44.8% of the number of Newco Ordinary Shares that will be outstanding immediately following consummation of the Reorganization on a fully diluted basis.

     Agreement: as defined in the Preamble hereof.

     Audited Financial Statements: the Grace Audited Financial Statements, the Fresenius USA Audited Financial Statements and the FWD Business Audited Financial Statements.

     Change Party: as defined in Section 6.7(d) hereof.

     Closing: as defined in Section 1.4 hereof.

     Closing Date: as defined in Section 1.4 hereof.

     Closing Subsidiaries: as defined in Section 5.5(c) (ii) hereof.

     Code: the Internal Revenue Code of 1986, as amended.

     Contracts: as defined in Section 5.1(d)(ii).

     Contribution: as defined in Recital C hereof.

     Contribution Agreement: as defined in Recital C hereof.

     Current Subsidiaries: as defined in Section 5.5(c)(ii) hereof.

     Debt: (a) all obligations for borrowed money, whether or not represented by a note, bond or debenture, (b) off balance sheet financing including, without limitation, off balance sheet receivables financings at NMC, (c) any obligation created or arising under any conditional sale agreement or other title retention agreement that is treated as a liability under a balance sheet prepared in accordance with US GAAP, (d) the portion of the obligations with respect to capital leases that is properly classified as a liability on a balance sheet in accordance with US GAAP, (e) a reasonable estimate, to be agreed by Fresenius and Grace, of the amounts payable in respect of Dissenting Shares of Fresenius USA or Grace, as the case may be, (f) any obligation owed in respect of the deferred purchase price of property (excluding any obligations incurred in the ordinary course of business), and (g) the liquidation preference of, and accrued dividends on, preferred stock outstanding at the Effective Time (other than NY Preferred Shares).

     Disclosure Letters: the Fresenius AG Disclosure Letter, the Fresenius USA Disclosure Letter and the Grace Disclosure Letter.

     Disclosure Letter Financial Statements: the Grace Disclosure Letter Financial Statements, the Fresenius USA Disclosure Letter Financial Statements and the FWD Business Disclosure Letter Financial Statements.

     Dissenting Shares: Grace Common Dissenting Shares and Fresenius USA Common Dissenting Shares.

     Distribution: as defined in Recital D hereof.

     Distribution Agreement: as defined in Recital D hereof.

     Effective Time: as defined in Section 1.3 hereof.

     Employees: the Grace Employees and the Fresenius USA Employees.

     Environmental Law: any federal, state, foreign or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, common law, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity, (a) relating to the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as now in effect.

     ERISA: the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

     ERISA Affiliates: the Grace ERISA Affiliates and the Fresenius USA ERISA Affiliates.

     Excess Shares: as defined in Section 4.4(c) (ii) hereof.

     Exchange: the New York Stock Exchange, Inc. or the NASDAQ Stock Market.

     Exchange Act: the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     Exchange Agent: as defined in Section 4.4(a) hereof.

     Fractional Securities Fund: as defined in Section 4.4(c) (ii) hereof.

     Fresenius AG: as defined in the Preamble hereof.

     Fresenius AG Disclosure Letter: as defined in Section 5.3 hereof.

     Fresenius AG Plans: as defined in Section 5.4(m)(i) hereof.

     Fresenius AG Restructuring: as defined in Section 5.5(d) hereof.

     Fresenius AG Tax Matters Certificate: as defined in Section 5.3(g) hereof.

     Fresenius Parties: as defined in Recital F hereof.

     Fresenius USA: as defined in Recital F hereof.

     Fresenius USA Articles of Organization: as defined in Section 2.3 hereof.

     Fresenius USA Audited Financial Statements: as defined in Section 6.7(b) hereof.

     Fresenius USA Board: the Board of Directors of Fresenius USA.

     Fresenius USA Common Dissenting Shares: Fresenius USA Common Shares as to which rights of appraisal have been perfected pursuant to the MBCL.

     Fresenius USA Common Share Equivalents: at any time, (i) the aggregate number of Fresenius USA Common Shares outstanding at such time (other than any Fresenius USA Common Share owned by Fresenius AG or its subsidiaries or Newco or Fresenius USA or its subsidiaries or any Fresenius USA subsidiary or held in Fresenius USA's treasury or any Fresenius USA Common Dissenting Share) plus (ii) the aggregate number of Fresenius USA Options (other than any Fresenius USA Option on an outstanding Fresenius USA Common Share).

     Fresenius USA Common Shares: shares of common stock, par value $.01 per share, of Fresenius USA.

     Fresenius USA Compensation Plans: as defined in Section 5.2(k)(i).

     Fresenius USA Consideration Per Share: the amount into which each Fresenius USA Common Share will be converted in the Fresenius USA Merger, to be calculated as the quotient of the Aggregate Fresenius USA Common Share Consideration divided by the number of Fresenius USA Common Share Equivalents outstanding immediately prior to the Fresenius USA Merger.

     Fresenius USA Disclosure Letter: as defined in Section 5.2 hereof.

     Fresenius USA Disclosure Letter Balance Sheet: as defined in Section 5.2(e)(iii) hereof.

     Fresenius USA Disclosure Letter Financial Statements: as defined in Section 5.2(e)(iii) hereof.

     Fresenius USA Employees: as defined in Section 5.2(k)(i) hereof.

     Fresenius USA ERISA Affiliate: as defined in Section 5.2(k)(iii) hereof.

     Fresenius USA Exchange Ratio: the Fresenius USA Consideration Per Share, expressed as the numerical ratio of Newco Ordinary Shares per Fresenius USA Common Share.

     Fresenius USA Intellectual Property: as defined in Section 5.2(p) hereof.

     Fresenius USA Meeting: a duly convened meeting of holders of Fresenius USA Common Shares and Fresenius USA Preferred Shares called to vote on and approve the transactions contemplated hereby.

     Fresenius USA Merger: as defined in Recital F hereof.

     Fresenius USA Merger Sub: as defined in Recital F hereof.

     Fresenius USA Option: as defined in Section 4.4(i) hereof.

     Fresenius USA Plans: as defined in Section 5.2(k)(ii) hereof.

     Fresenius USA Preferred Shares: shares of preferred stock, par value $1.00 per share, of Fresenius USA.

     Fresenius USA Proxy Statement: the proxy statement (including all proxy solicitation materials constituting a part thereof) to be mailed to the holders of Fresenius USA Common Shares and Fresenius USA Preferred Shares in connection with the Fresenius USA Meeting.

     Fresenius USA Schedule 14A: the Schedule 14A filed by Fresenius USA with the SEC including the Fresenius USA Proxy Statement.

     Fresenius USA Series F Preferred Shares: Fresenius USA Preferred Shares designated as Series F Series Convertible Preferred Stock.

     Fresenius USA Stock Plans: as defined in Section 5.2(a) hereof.

     Fresenius USA Surviving Corporation: as defined in Section 1.2(c) hereof.

     FWD Business: as defined in Section 5.5(a) hereof.

     FWD Business Assets: as defined in Section 5.5(b) hereof.

     FWD Business Audited Financial Statements: as defined in Section 6.7(c) hereof.

     FWD Business Disclosure Letter: as defined in Section 5.4 hereof.

     FWD Business Disclosure Letter Balance Sheet: as disclosed in Section 5.4(d)(i) hereof.

     FWD Business Disclosure Letter Financial Statements: as defined in Section 5.4(d)(i) hereof.

     FWD Business Intellectual Property: as defined in Section 5.4(o) hereof.

     FWD Business Subsidiary: as defined in Section 5.5(c) hereof.

     German GAAP: German generally accepted accounting principles consistently applied.

     Governmental Entity: as defined in Section 5.1(d)(i) hereof.

     Grace: as defined in the Preamble hereof.

     Grace Amendment: as defined in Recital F hereof.

     Grace Audited Financial Statements: as defined in Section 6.7(a) hereof.

     Grace Board: the Board of Directors of Grace.

     Grace Certificate of Incorporation: as defined in Section 2.1 hereof.

     Grace Class A Preferred Shares: Grace Preferred Shares designated as Class
A.

     Grace Class B Preferred Shares: Grace Preferred Shares designated as Class
B.

     Grace Class C Preferred Shares: Grace Preferred Shares designated as Class
C.

     Grace Common Dissenting Shares: Grace Common Shares as to which rights of appraisal have been perfected pursuant to the NYBCL.

     Grace Common Share Equivalents: at any time, (i) the aggregate number of Grace Common Shares outstanding at such time (other than any Grace Common Share owned by Fresenius AG or its subsidiaries or Fresenius USA or its subsidiaries or any Grace subsidiary or held in Grace's treasury or any Grace Common Dissenting Share) plus (ii) the aggregate number of Grace Options (other than any Grace Option on an outstanding Grace Common Share).

     Grace Common Shares: shares of common stock, par value $1.00 per share, of Grace (including the associated Grace Rights).

     Grace Compensation Plans: as defined in Section 5.1(k)(i) hereof.

     Grace-Conn.: as defined in Recital D hereof.

     Grace-Conn. Business: as defined in the Distribution Agreement.

     Grace-Conn. Group: as defined in the Distribution Agreement.

     Grace-Conn. Registration Statement: the registration statement filed by Grace-Conn. with the SEC in connection with the Distribution.

     Grace Consideration Per Share: Newco Ordinary Shares in the amount into which each Grace Common Share (and associated Grace Right) will be converted in the Grace Merger, to be calculated as the quotient of the Aggregate Grace Common Share Consideration divided by the number of Grace Common Share Equivalents outstanding immediately prior to the Grace Merger after giving effect to the Distribution.

     Grace Disclosure Letter: as defined in Section 5.1 hereof.

     Grace Disclosure Letter Balance Sheet: as defined in Section 5.1(e)(iii) hereof.

     Grace Disclosure Letter Financial Statements: as defined in Section 5.1(e)(iii) hereof.

     Grace Employees: as defined in Section 5.1(k)(i) hereof.

     Grace ERISA Affiliate: as defined in Section 5.1(k)(iii) hereof.

     Grace Exchange Ratio: the Grace Consideration Per Share, expressed as the numerical ratio of Newco Ordinary Shares per Grace Common Share.

     Grace Meeting: a duly convened meeting of holders of Grace Common Shares and Grace Preferred Shares called to vote on and approve the transactions contemplated hereby.

     Grace Merger: as defined in Recital F hereof.

     Grace Merger Sub: as defined in Recital F hereof.

     Grace Option: as defined in Section 4.4(i) hereof.

     Grace Preferred Shares: shares of preferred stock, par value $1.00 per share, of Grace (other than NY Preferred Shares).

     Grace Proxy Statement: the proxy statement (including all proxy solicitation materials constituting a part thereof) to be mailed to the holders of Grace Common Shares and Grace Preferred Shares in connection with the Grace Meeting.

     Grace Rights: the common stock purchase rights of Grace issued pursuant to the Rights Agreement.

     Grace Rights Agreement: the Amended and Restated Rights Agreement, dated as of June 7, 1990, between Grace and Manufacturers Hanover Trust Company, as supplemented and amended.

     Grace Schedule 14A: the Schedule 14A filed by Grace with the SEC including the Grace Proxy Statement.

     Grace 6% Preferred Shares: Grace Preferred Shares designated as 6%.

     Grace Stock Plans: as defined in Section 5.1(a) hereof.

     Grace Surviving Corporation: as defined in Section 1.2(b) hereof.

     Grace Tax Matters Certificate: as defined in Section 5.1(p) hereof.

     Hazardous Substance: any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component.

     Higher Offer: as defined in Section 6.3 hereof.

     HSR Act: the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     IRS: the United States Internal Revenue Service.

     Lease: as defined in Recital D hereof.

     knowledge of executive officers: shall mean, in the case of Grace, the knowledge of each officer of Grace subject to Section 16 of the Exchange Act pursuant to Rule 16a-2 under the Exchange Act.

     Massachusetts Certificate: as defined in Section 1.3 hereof.

     material: with respect to any party, material to such party and its subsidiaries, taken as a whole; provided, however, that when determining materiality with respect to Grace, only that property, business, financial condition, results of operations or prospects which are included in or exclusively related to the NMC Business shall be included.

     Material Adverse Effect: with respect to any party, an effect which would be materially adverse to the properties, business, financial condition, results of operations or prospects of such party and its subsidiaries taken as a whole; provided, however, that when determining Material Adverse Effect with respect to Grace, only that property, business, financial condition, results of operations or prospects which are included in or exclusively relate to the NMC Business shall be included.

     MBCL: the Massachusetts Business Corporation Law.

     Meetings: the Grace Meeting and the Fresenius USA Meeting.

     Mergers: as defined in Recital F hereof.

     NMC: National Medical Care, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Grace.

     NMC Business: as defined in the Distribution Agreement.

     NMC Business Intellectual Property: as defined in Section 5.1(r) hereof.

     NMC Group: as defined in the Distribution Agreement.

     Newco Board: the Supervisory Board of Newco.

     Newco Charter Documents: as defined in Recital B hereof.

     Newco Ordinary Share Certificate: certificates for Newco Ordinary Shares.

     Newco Ordinary Shares: ordinary shares in the capital of Newco.

     Newco Pooling Agreement: as defined in Recital B hereof.

     Newco Registration Statement: the registration statement filed with the SEC in connection with the issuance of Newco Ordinary Shares in the Mergers.

     New York Certificate: as defined in Section 1.3 hereof.

     NYBCL: the New York Business Corporation Law.

     NY Preferred Registration Statement: the registration statement filed with the SEC in connection with the issuance of NY Preferred Shares in the Recapitalization.

     NY Preferred Shares: shares of a new series of preferred stock of Grace to be issued in the Recapitalization having the terms set forth in Exhibit C hereto.

     Old Certificates: Old Grace Certificates and Old Fresenius USA
Certificates.

     Old Fresenius USA Certificate: a certificate for Fresenius USA Common Shares or Fresenius USA Preferred Shares.

     Old Grace Certificate: a certificate for Grace Common Shares.

     Other Agreements: (i) as defined in the Contribution Agreement plus (ii) as defined in the Distribution Agreement.

     Proxy Statements: the Fresenius USA Proxy Statement and the Grace Proxy Statement.

     Recapitalization: as defined in Recital E hereof.

     Registration Statements: the Newco Registration Statement, the Grace-Conn. Registration Statement, the NY Preferred Registration Statement and the ADR Registration Statement.

     Reorganization: the Contribution, the Recapitalization, the Distribution and the Mergers.

     Reorganization Agreement: as defined in the Preamble hereof.

     Representatives: with respect to any party, such party's officers, employees, counsel, accountants and other authorized representatives.

     Schedules 14A: the Grace Schedule 14A and the Fresenius USA Schedule 14A.

     SEC: the Securities and Exchange Commission.

     SEC Documents: with respect to any party, all filings made by such party or its Subsidiaries with the SEC since December 31, 1994, including notes, schedules, amendments and exhibits thereto.

     Securities Act: the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     significant subsidiary: as defined in Section 9.9(b) hereof.

     subsidiary: as defined in Section 9.9(a) hereof.

     Surviving Corporations: the Grace Surviving Corporation and the Fresenius USA Surviving Corporation.

     Takeover Statute: as defined in Section 5.1(n) hereof.

     Transaction Agreements: the Reorganization Agreement, the Newco Pooling Agreement, the Distribution Agreement, the Contribution Agreement and the Other Agreements.

     US GAAP: United States generally accepted accounting principles consistently applied.

                                                         EXHIBIT A TO APPENDIX A

                             DISTRIBUTION AGREEMENT

                                  BY AND AMONG

                               W. R. GRACE & CO.,

                            W. R. GRACE & CO.-CONN.,

                                      AND

                                  FRESENIUS AG

                          DATED AS OF FEBRUARY 4, 1996

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        -----
I.      Definitions...................................................................   AA-4
        1.01     General..............................................................   AA-4
        1.02     References to Time...................................................   AA-7
II.     Certain Transactions Prior to the Distribution Date...........................   AA-7
        2.01     Certificate of Incorporation; By-laws; Rights Plan...................   AA-7
        2.02     Issuance of Stock....................................................   AA-7
        2.03     Other Agreements.....................................................   AA-8
        2.04     Capital Structure....................................................   AA-8
        2.05     Registration and Listing.............................................   AA-8
        2.06     Grace-Conn. Board....................................................   AA-8
        2.07     Mergers and Transfers................................................   AA-8
        2.08     Intercompany Accounts and Distribution Payments......................   AA-8
III.    The Distribution..............................................................   AA-9
        3.01     Record Date and Distribution Date....................................   AA-9
        3.02     The Agent............................................................   AA-9
        3.03     Delivery of Share Certificates to the Agent..........................   AA-9
        3.04     The Distribution.....................................................   AA-9
IV.     Survival and Indemnification..................................................   AA-9
        4.01     Survival of Agreements...............................................   AA-9
        4.02     Indemnification......................................................   AA-9
        4.03     Procedures for Indemnification for Third-Party Claims................  AA-10
        4.04     Remedies Cumulative..................................................  AA-11
        4.05     Compromise of Investigations.........................................  AA-11
V.      Certain Additional Covenants..................................................  AA-11
        5.01     Notices to Third Parties.............................................  AA-11
        5.02     Licenses and Permits.................................................  AA-11
        5.03     Intercompany Agreements..............................................  AA-11
        5.04     Guarantee Obligations................................................  AA-12
        5.05     Further Assurances...................................................  AA-12
        5.06     Representations and Warranties of Grace-Conn.........................  AA-12
VI.     Access to Information.........................................................  AA-13
        6.01     Provision of Corporate Records.......................................  AA-13
        6.02     Access to Information................................................  AA-13
        6.03     Production of Witnesses..............................................  AA-14
        6.04     Retention of Records.................................................  AA-14
        6.05     Confidentiality......................................................  AA-14
        6.06     Cooperation with Respect to Government Reports and Filings...........  AA-15
VII.    No Representations or Warranties..............................................  AA-15
        7.01     No Representations or Warranties.....................................  AA-15
VIII.   Miscellaneous.................................................................  AA-16
        8.01     Conditions to Obligations............................................  AA-16
        8.02     Use of Grace Name and Mark...........................................  AA-16
        8.03     Complete Agreement...................................................  AA-16
        8.04     Expenses.............................................................  AA-16

                                                                                        PAGE
                                                                                        -----
        8.05     Governing Law........................................................  AA-16
        8.06     Notices..............................................................  AA-16
        8.07     Amendment and Modification...........................................  AA-17
        8.08     Successors and Assigns; No Third-Party Beneficiaries.................  AA-17
        8.09     Counterparts.........................................................  AA-18
        8.10     Interpretation.......................................................  AA-18
        8.11     Severability.........................................................  AA-18
        8.12     References; Construction.............................................  AA-18
        8.13     Termination..........................................................  AA-18
SIGNATURES............................................................................  AA-19

                             DISTRIBUTION AGREEMENT

     This DISTRIBUTION AGREEMENT (this "Agreement"), dated February 4, 1996, by and between W. R. Grace & Co., a New York corporation ("Grace"), and W. R. Grace & Co.-Conn., a Connecticut corporation and a wholly owned subsidiary of Grace ("Grace-Conn."), and Fresenius AG, an Aktiengesellschaft organized under the laws of the Federal Republic of Germany ("Fresenius AG").

                                    RECITALS

     A. The Reorganization Agreement. Simultaneously herewith, Grace and Fresenius AG are entering into an Agreement and Plan of Reorganization (the "Reorganization Agreement") and, prior to the Effective Time, intend to consummate the transactions contemplated hereby.

     B. The Contribution. Prior to the Effective Time, Fresenius AG intends to contribute its worldwide dialysis business to SP, as provided in the Contribution Agreement, and to retain and lease to SP certain real property and buildings in the Federal Republic of Germany pursuant to a lease consistent with the terms set forth in Exhibit B to the Contribution Agreement and to retain and license to Newco its name and certain derived marks pursuant to a license consistent with the terms set forth in Exhibit C to the Contribution Agreement.

     C. Newco. In connection with the Contribution, Fresenius AG intends that SP shall convert to an Aktiengesellschaft, pursuant to German law, and to become "Newco," consistent with the terms of the Reorganization Agreement.

     D. The Distribution. Immediately prior to the Effective Time, Grace intends to transfer to (or retain in) Grace-Conn. all non-healthcare assets and liabilities, its interests in the Amicon bioseparations business and GN Holdings, Inc. and certain other assets, as contemplated by this Agreement, and to effect a distribution to its common shareholders of all of its equity interest in Grace-Conn.

     E. The Recapitalization. Following the Distribution and immediately prior to the Effective Time, Grace intends to consummate the Recapitalization in which each holder of a Grace Common Share shall hold, immediately thereafter, a Grace Common Share and one one-hundredth of a NY Preferred Share.

     F. The Mergers. At the Effective Time, the parties intend to effect a merger of a wholly owned New York corporate subsidiary of Newco with and into Grace, with Grace being the surviving corporation. Also at the Effective Time, the parties intend to effect a merger of a wholly owned Massachusetts corporate subsidiary of Newco with and into Fresenius USA, with Fresenius USA being the surviving corporation.

     G. Financing.  It is the intention of the parties hereto that, prior to the
Distribution: (i) Grace and Grace-Conn. shall use reasonable efforts to cause NMC to arrange new credit facilities so that the transactions contemplated by the Transaction Agreements may be consummated; (ii) Fresenius AG shall use reasonable efforts to arrange new credit facilities for the FWD Business so that the transactions contemplated by the Transaction Agreements may be consummated; and (iii) the parties shall cooperate with one another with respect to the foregoing.

     H. Intention of the Parties. It is the intention of the parties to the Reorganization Agreement that for United States federal income tax purposes (a) the Distribution shall qualify as a tax-free distribution under the Code, (b) each of the Mergers shall qualify as a "reorganization" within the meaning of
Section 368(a) of the Code, (c) the Contribution shall qualify as a tax-free exchange under the Code and (d) the Recapitalization shall be tax-free to Grace under the Code.

     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     SECTION 1.01 General. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

     Affiliate: with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, however, that for purposes of this Agreement, no member of either Group shall be deemed to be an Affiliate of any member of the other Group.

     Agent: the distribution agent to be appointed by Grace to distribute the shares of Grace-Conn. Common Stock pursuant to the Distribution.

     Agreement: as defined in the preamble hereof.

     Asset: any and all assets and properties, tangible or intangible, including, without limitation, the following: (i) cash, notes and accounts and notes receivable (whether current or non-current); (ii) certificates of deposit, banker's acceptances, stock, debentures, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, preorganization certificates or subscriptions, transferable shares, investment contracts, voting-trust certificates, fractional undivided interests in oil, gas or other mineral rights, puts, calls, straddles, options and other securities of any kind; (iii) intangible property rights, inventions, discoveries, know-how, U.S. and foreign patents and patent applications, trade secrets, confidential information, registered and unregistered trademarks, service marks, service names, trade styles and trade names and associated goodwill; statutory, common law and registered copyrights; applications for any of the foregoing, rights to use the foregoing and other rights in, to and under the foregoing; (iv) rights under leases, contracts, licenses, permits, distribution arrangements, sales and purchase agreements, other agreements and business arrangements; (v) real estate and buildings and other improvements thereon; (vi) leasehold improvements, fixtures, trade fixtures, machinery, equipment (including transportation and office equipment), tools, dies and furniture; (vii) office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind; (viii) computer equipment and software; (ix) raw materials, work-in-process, finished goods, consigned goods and other inventories; (x) prepayments or prepaid expenses; (xi) claims, causes of action, choses in action, rights under express or implied warranties, rights of recovery and rights of setoff of any kind; (xii) the right to receive mail, payments on accounts receivable and other communications;
(xiii) lists of customers, records pertaining to customers and accounts, personnel records, lists and records pertaining to customers, suppliers and agents, and books, ledgers, files and business records of every kind; (xiv) advertising materials and other printed or written materials; (xv) goodwill as a going concern and other intangible properties; (xvi) employee contracts, including any rights thereunder to restrict an employee from competing in certain respects; and (xvii) licenses and authorizations issued by any governmental authority.

     Business: the Grace-Conn. Business or the NMC Business.

     Code: the Internal Revenue Code of 1986, as amended, or any successor legislation.

     Contribution: as defined in the Reorganization Agreement.

     Contribution Agreement: as defined in the Reorganization Agreement.

     Debt: as defined in the Reorganization Agreement.

     Distribution: the distribution of Grace-Conn. Common Stock to holders of shares of Grace Common Stock to be effected pursuant to Article III on the basis of one share of Grace-Conn. Common Stock for each share of Grace Common Stock held of record as of the Record Date.

     Distribution Date: the date as of which the Distribution shall be effected, to be determined by the Board of Directors of Grace consistent with the Reorganization Agreement.

     Effective Time: as defined in the Reorganization Agreement.

     Environmental Law: as defined in the Reorganization Agreement.

     Exchange Act: the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

     Foreign Exchange Rate: with respect to any currency other than United States dollars as of any date, the rate on such date at which such currency may be exchanged for United States dollars as quoted in The Wall Street Journal.

     Fresenius: each of Fresenius AG and Fresenius USA.

     Fresenius AG: as defined in the preamble to this Agreement.

     Fresenius USA: as defined in the Reorganization Agreement.

     FWD Business: as defined in the Reorganization Agreement.

     Grace: as defined in the preamble to this Agreement.

     Grace Common Stock: the common stock, par value $1.00 per share, of Grace.

     Grace-Conn.: as defined in the preamble to this Agreement.

     Grace-Conn. Assets: all of the Assets owned by Grace or its Subsidiaries immediately prior to the Distribution Date, other than any NMC Assets.

     Grace-Conn. Business: all of the businesses and operations conducted by Grace and its Subsidiaries at any time, whether prior to, on or after the Distribution Date, other than the NMC Business.

     Grace-Conn. Common Stock: the common stock of Grace-Conn., together with the Grace-Conn. Rights.

     Grace-Conn. Group: Grace-Conn. and the Grace-Conn. Subsidiaries.

     Grace-Conn. Indemnitees: Grace-Conn., each Affiliate of Grace-Conn. and each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

     Grace-Conn. Rights: stock purchase rights of Grace-Conn.

     Grace-Conn. Subsidiaries: all direct and indirect Subsidiaries of Grace, other than NMC and any NMC Subsidiary, and all Transferred Companies.

     Grace Tax Sharing Agreement: a tax sharing agreement between Grace and Grace-Conn. substantially in the form attached hereto as Exhibit B, with such changes as may be mutually satisfactory to Grace, Grace-Conn. and Fresenius.

     Group: the NMC Group or the Grace-Conn. Group.

     Indemnifiable Losses: all losses, Liabilities, damages, claims, demands, judgments or settlements of any nature or kind, known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, including all reasonable costs and expenses (legal, accounting or otherwise as such costs are incurred) relating thereto, suffered (and not actually reimbursed by insurance proceeds) by an Indemnitee, including any reasonable costs or expenses of enforcing any indemnity hereunder.

     Indemnifying Party: a Person who or which is obligated under this Agreement to provide indemnification.

     Indemnitee: a Person who or which may seek indemnification under this Agreement.

     Indemnity Payment: an amount that an Indemnifying Party is required to pay to or in respect of an Indemnitee pursuant to Article IV.

     Information: all records, books, contracts, instruments, computer data and other data and information.

     Information Statement: the information statement to be included in the Registration Statement and sent to Grace shareholders in connection with the Distribution.

     Liabilities: all debts, liabilities and obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet.

     Litigation Matters: actual, threatened or future litigations, investigations, claims or other legal matters that have been or may be asserted against, or otherwise adversely affect, NMC and/or Grace-Conn. (or members of either Group).

     Material Adverse Effect: as defined in the Reorganization Agreement.

     NMC: National Medical Care, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Grace.

     NMC Assets: (i) all of the Assets owned by Grace or its Subsidiaries immediately prior to the Distribution Date and predominantly used or useful in or predominantly relating to the NMC Business, excluding items to be retained by or transferred to any member of the Grace-Conn. Group pursuant to the Reorganization Agreement or any Other Agreement, and (ii) all Assets that have been or are to be transferred to any member of the NMC Group pursuant to the Reorganization Agreement or any Other Agreement; provided that all cash and marketable securities held by any member of the NMC Group prior to the Distribution shall be Grace-Conn. Assets.

     NMC Business: all of the worldwide health care businesses and operations conducted by Grace and its Subsidiaries at any time, whether prior to, on or after the Distribution Date, other than the Transferred Operations.

     NMC Group: Grace, NMC and the NMC Subsidiaries.

     NMC Indemnitees: Newco, Grace, NMC, each Affiliate of NMC and each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

     NMC Subsidiaries: all direct and indirect Subsidiaries of Grace through which Grace conducts the NMC business, other than Transferred Companies.

     Newco: as defined in the Reorganization Agreement.

     NY Preferred Registration Statement: as defined in the Reorganization Agreement.

     NY Preferred Share: as defined in the Reorganization Agreement.

     Other Agreements: an employee benefits agreement, restructuring agreements, an insurance procedures agreement, the Grace Tax Sharing Agreement and the other agreements entered into or to be entered into in connection with the Distribution as contemplated by Section 2.03.

     Person: an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or any department or agency thereof.

     Privileged Information: with respect to either Group, Information regarding a member of such Group, or any of its operations, Assets or Liabilities (whether in documents or stored in any other form or known to its employees or agents) that is or may be protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or other applicable privileges, that a member of the other Group may come into possession of or obtain access to pursuant to this Agreement or otherwise.

     Proxy Statement: the Grace proxy statement provided for in the Reorganization Agreement.

     Recapitalization: as defined in the Reorganization Agreement.

     Record Date: the moment immediately prior to the close of business on the date to be determined by the Board of Directors of Grace consistent with the Reorganization Agreement as the record date for determining shareholders of Grace entitled to receive the Distribution.

     Registration Statement: a registration statement on Form 10 to effect the registration of the Grace-Conn. Common Stock pursuant to the Exchange Act.

     Reorganization Agreement: as defined in the recitals to this Agreement.

     Representative: with respect to any Person, any of such Person's directors, officers, employees, agents, consultants, advisors, accountants, attorneys and representatives.

     SEC: the Securities and Exchange Commission.

     Securities Act: the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

     SP: as defined in the Contribution Agreement.

     Subsidiary: with respect to any specified Person, (i) any corporation or other legal entity of which such Person or any of its subsidiaries controls or owns, directly or indirectly, more than 50% of the stock or other equity interest entitled to vote on the election of members to the board of directors or similar governing body and (ii) any corporation, partnership or other business entity, in which such Person has owned or shall own any equity interest or other investment and which predominantly relates to the business and operations conducted by such Person's Group.

     Tax: as defined in the Grace Tax Sharing Agreement.

     Third-Party Claim: any claim, suit, derivative suit, arbitration, inquiry, proceeding or investigation by or before any court, any governmental or other regulatory or administrative agency or commission or any arbitration tribunal asserted by a Person who or which is neither a party hereto nor an Affiliate of a party hereto.

     Transferred Companies: Amicon, Inc., GN Holdings, Inc. and its Subsidiaries and the other Subsidiaries of Grace which conduct the business of Amicon.

     Transferred Operations: the businesses, operations, Assets and Liabilities of the Transferred Companies.

     SECTION 1.02 References To Time. All references in this Agreement to times of the day shall be to New York City time.

                                   ARTICLE II

              CERTAIN TRANSACTIONS PRIOR TO THE DISTRIBUTION DATE

     SECTION 2.01 Certificate of Incorporation; By-laws; Rights Plan. Prior to the Distribution Date, Grace-Conn. may be reorganized (through merger, asset transfer or other reorganization transaction) such that Grace-Conn. shall be a Delaware corporation or a subsidiary of a Delaware holding company or its Assets transferred in their entirety to a Delaware corporation, in which case all references to Grace-Conn. herein shall include any such successor corporation or holding company. In addition, prior to the Distribution Date, the parties hereto shall take all action necessary so that, at the Distribution Date, Grace-Conn.'s name shall be "W. R. Grace & Co."; the Certificate of Incorporation and By-laws of Grace-Conn. shall be amended as specified by Grace prior to the Distribution Date; and Grace-Conn. shall adopt a rights plan in the form as specified by Grace prior to the Distribution Date.

     SECTION 2.02 Issuance of Stock. Prior to the Distribution Date, the parties hereto shall take all steps necessary so that, prior to the Distribution, the number of shares of Grace-Conn. Common Stock outstanding and held by Grace shall equal the number of shares of Grace Common Stock outstanding on the Record Date.

     SECTION 2.03 Other Agreements. Each of Grace and Grace-Conn. shall enter into, or cause the appropriate members of the Group of which it is a member to enter into, the Tax Sharing Agreement and Other Agreements as may be advisable in connection with the Distribution including, without limitation, agreements with respect to employee benefits, restructuring, insurance procedures and other matters, all such Other Agreements to be on terms acceptable to Grace and Fresenius prior to the Distribution Date.

     SECTION 2.04 Capital Structure. (a) It is intended that, prior to the Distribution, each of Grace and/or the NMC Group, on the one hand, and the Grace-Conn. Group, on the other hand, shall obtain new credit facilities or issue new debt instruments or securities on terms satisfactory to Grace, and to the extent necessary to permit and enable the Distribution and the other transactions contemplated hereby, including, without limitation, the transactions contemplated by this Section and Section 2.08 below, to be consummated consistent with the Reorganization Agreement; and each of the parties hereto agrees that it shall use reasonable efforts, and shall cooperate with the other party's efforts, to effect the foregoing.

     (b) Prior to or concurrent with the Distribution, Grace and/or NMC shall take all action including, without limitation, the incurrence of additional debt to be arranged in connection with the Reorganization and the payment of cash, as provided in Section 2.08, so that, upon and giving effect to the consummation of the Distribution, Grace's consolidated Debt shall be of an aggregate amount consistent with the Reorganization Agreement.

     SECTION 2.05 Registration and Listing.  Prior to the Distribution Date:

          (a) The parties shall take such efforts regarding the Registration Statement and the Proxy Statement, as is provided in the Reorganization Agreement. After the Registration Statement becomes effective, Grace shall cause the Information Statement to be delivered to all holders of record of Grace Common Stock as of the Record Date.

          (b) The parties hereto shall use reasonable efforts to take all such action as may be necessary or appropriate under state securities and blue sky laws in connection with the transactions contemplated by this Agreement.

          (c) Grace-Conn. shall prepare, and Grace-Conn. shall file and seek to make effective, an application for the listing of the Grace-Conn. Common Stock on the NYSE, subject to official notice of issuance, or for the inclusion of quotations for the Grace-Conn. Common Stock on the Nasdaq Stock Market.

          (d) The parties hereto shall cooperate in preparing, filing with the SEC and causing to become effective any registration statements or amendments thereto which are necessary or appropriate in order to effect the transactions contemplated hereby or to reflect the establishment of, or amendments to, any employee benefit plans contemplated hereby or by the Employee Benefits Agreement requiring registration under the Securities Act.

     SECTION 2.06 Grace-Conn. Board. Prior to the Distribution Date, the parties hereto shall take all steps necessary so that, effective immediately after the Distribution, the Board of Directors of Grace-Conn. shall be comprised of those individuals so named in the Information Statement.

     SECTION 2.07 Mergers and Transfers. Prior to or as of the Distribution Date, Grace and Grace-Conn. shall cause to be consummated the transactions that are to take place prior to or as of the Distribution Date pursuant to the Other Agreements and internal reorganization transactions as may be necessary or advisable, and consistent with the Reorganization Agreement, in connection with the Distribution (including, without limitation, the transfer to Grace-Conn. of the Grace-Conn. Preferred Stock currently held by Grace) so that, at the Effective Time, all NMC Assets and the NMC Business are owned by the NMC Group.

     SECTION 2.08 Intercompany Accounts and Distribution Payments. Prior to or as of the Distribution Date, the parties shall pay or otherwise settle intercompany accounts between members of the Grace-Conn. Group and members of the NMC Group, and Grace or its Subsidiary shall make a cash payment to Grace-Conn., all as more specifically provided in Schedule 2.08.

                                  ARTICLE III

                                THE DISTRIBUTION

     SECTION 3.01 Record Date and Distribution Date. Subject to the satisfaction of the conditions set forth in Section 8.01(a), the Board of Directors of Grace, in its sole discretion and consistent with the Reorganization Agreement, shall establish the Record Date and the Distribution Date and any appropriate procedures in connection with the Distribution.

     SECTION 3.02 The Agent. Prior to the Distribution Date, Grace shall enter into an agreement with the Agent providing for, among other things, the payment of the Distribution to the holders of Grace Common Stock in accordance with this
Article III.

     SECTION 3.03 Delivery of Share Certificates to the Agent. Prior to the Distribution Date, Grace shall deliver to the Agent a share certificate representing all of the outstanding shares of Grace-Conn. Common Stock to be distributed in connection with the payment of the Distribution. After the Distribution Date, upon the request of the Agent, Grace-Conn. shall provide all certificates for shares of Grace-Conn. Common Stock that the Agent shall require in order to effect the Distribution.

     SECTION 3.04 The Distribution. Subject to the terms and conditions of this Agreement, Grace shall instruct the Agent to distribute, as of the Distribution Date, one share of Grace-Conn. Common Stock in respect of each share of Grace Common Stock held by holders of record of Grace Common Stock on the Record Date.

                                   ARTICLE IV

                          SURVIVAL AND INDEMNIFICATION

     SECTION 4.01 Survival of Agreements. All covenants and agreements of the parties hereto contained in this Agreement shall survive the Distribution Date.

     SECTION 4.02 Indemnification. (a) Except as specifically otherwise provided in the Other Agreements, Grace-Conn. shall indemnify, defend and hold harmless the NMC Indemnitees from and against (1) all Indemnifiable Losses of Grace (including, without limitation, Indemnifiable Losses of the Grace-Conn. Group), whether such Indemnifiable Losses relate to events, occurrences or circumstances occurring or existing, or whether such Indemnifiable Losses are asserted, before or after the Distribution Date, including, without limitation, Indemnifiable Losses relating to the manufacture or sale of asbestos-containing materials by any Grace-Conn. Business or relating to any liability of the Grace-Conn. Business under Environmental Law, other than those Indemnifiable Losses arising from or relating to the NMC Business; (2) all Indemnifiable Losses arising out of or based upon any untrue statement or alleged untrue statement of a material fact, or omission or alleged omission to state a material fact required to be stated, in the Registration Statement, the NY Preferred Registration Statement or the Proxy Statement or any preliminary or final form thereof or any amendment thereto, or necessary to make the statements therein not misleading, except that such indemnifications shall not apply to any Indemnifiable Losses that arise out of or are based upon any statement or omission, or alleged statement or omission, in any of the portions of the Registration Statement, the NY Preferred Registration Statement or the Proxy Statement, or any preliminary or final form thereof or any amendment thereto, that are supplied by Fresenius; (3) all Indemnifiable Losses arising from or relating to all existing litigation brought by pre-Reorganization shareholders of Grace acting in such capacity and all litigation to be brought by pre-Reorganization shareholders of Grace acting in such capacity and relating to the Reorganization; and (4) all Indemnifiable Losses arising out of or relating to the new credit facilities, debt instruments and securities of the Grace-Conn. Group referred to in Section 2.04 above.

     (b) Except as specifically otherwise provided in the Other Agreements, Grace shall indemnify, defend and hold harmless the Grace-Conn. Indemnitees from and against (1) all Indemnifiable Losses arising from or relating to the NMC Business, whether such Indemnifiable Losses relate to events, occurrences or circumstances occurring or existing, or whether such Indemnifiable Losses are asserted, before or after the Distribution Date, including, without limitation, all Indemnifiable Losses relating to compliance or non-compliance with United States food and drug law, medical and medicare billing and reimbursement law and other health care matters and all Indemnifiable Losses arising from or relating to all aspects of any ongoing investigations of the NMC Business by the Office of the Inspector General of the United States Department of Health and Human Services (and the various United States Attorneys' Offices), by the United States Attorney's Office for the District of New Jersey, by the United States Attorney's Office for the District of Virginia and by the United States Food and Drug Administration; (2) all Indemnifiable Losses arising out of or based upon any untrue statement or alleged untrue statement of a material fact, or omission or alleged omission to state a material fact required to be stated, in any portion of the Registration Statement, the NY Preferred Registration Statement or the Proxy Statement supplied by Fresenius, or any preliminary or final form thereof or any amendment thereto, or necessary to make the statements therein not misleading; and (3) all Indemnifiable Losses arising out of or relating to the new credit facilities, debt instruments and securities of Grace and the NMC Group referred to in Section 2.04 above.

     (c) If any Indemnity Payment required to be made hereunder or under any Other Agreement is denominated in a currency other than United States dollars, such payment shall be made in United States dollars and the amount thereof shall be computed using the Foreign Exchange Rate for such currency determined as of the date that notice of the claim with respect which to such Indemnity Payment is made is given by or on behalf of the Indemnitee to Grace or Grace-Conn., as the case may be.

     (d) Notwithstanding anything to the contrary set forth herein, indemnification relating to any arrangements between any member of the NMC Group and any member of the Grace-Conn. Group (or any unit of the Grace-Conn. Business) for the provision after the Distribution of goods and services in the ordinary course shall be governed by the terms of such arrangements and not by this Section.

     SECTION 4.03 Procedures For Indemnification For Third-Party Claims. (a) Grace-Conn. shall, and shall cause the other Grace-Conn. Indemnitees to, notify Grace in writing promptly after learning of any Third-Party Claim for which any Grace-Conn. Indemnitee intends to seek indemnification from Grace under this Agreement. Grace shall, and shall cause the other NMC Indemnitees to, notify Grace-Conn. in writing promptly after learning of any Third-Party Claim for which any NMC Indemnitee intends to seek indemnification from Grace-Conn. under this Agreement. The failure of any Indemnitee to give such notice shall not relieve any Indemnifying Party of its obligations under this Article except to the extent that such Indemnifying Party or its Affiliate is actually prejudiced by such failure to give notice. Such notice shall describe such Third-Party Claim in reasonable detail considering the Information provided to the Indemnitee.

     (b) Except as otherwise provided in subsection (c) of this Section, an Indemnifying Party may, by notice to the Indemnitee and to Grace-Conn., if Grace is the Indemnifying Party, or to the Indemnitee and Grace, if Grace-Conn. is the Indemnifying Party, at any time after receipt by such Indemnifying Party of such Indemnitee's notice of a Third-Party Claim, undertake (itself or through another member of the Group of which the Indemnifying Party is a member) the defense or settlement of such Third-Party Claim. If an Indemnifying Party undertakes the defense of any Third-Party Claim, such Indemnifying Party shall thereby admit its obligation to indemnify the Indemnitee against such Third-Party Claim, and such Indemnifying Party shall control the investigation and defense or settlement thereof, and the Indemnitee may not settle or compromise such Third-Party Claim, except that such Indemnifying Party shall not require any Indemnitee, without its prior written consent, to take or refrain from taking any action in connection with such Third-Party Claim, or make any public statement, which such Indemnitee reasonably considers to be against its interests, nor shall the Indemnifying Party, without the prior written consent of the Indemnitee and of Grace-Conn., if the Indemnitee is a Grace-Conn. Indemnitee, or the Indemnitee and of Grace, if the Indemnitee is a NMC Indemnitee, consent to any settlement that does not include as a part thereof an unconditional release of the Indemnitees from liability with respect to such Third-Party Claim or that requires the Indemnitee or any of its Representatives or Affiliates to make any payment that is not fully indemnified under this Agreement or to submit to any non-monetary remedy; and subject to the Indemnifying Party's control rights, as specified herein, the Indemnitees may participate in such investigation and defense, at their own expense. Following the provision of notices to the Indemnifying Party, until such time as an Indemnifying Party has undertaken the defense of any Third-Party Claim as provided herein, such Indemnified Party shall control the investigation and defense or settlement thereof, without prejudice to its right to seek indemnification hereunder.

     (c) If an Indemnitee reasonably determines that there may be legal defenses available to it that are different from or in addition to those available to its Indemnifying Party which make it inappropriate for the Indemnifying Party to undertake the defense or settlement thereof, then such Indemnifying Party shall not be entitled to undertake the defense or settlement of such Third-Party Claim; and counsel for the Indemnifying Party shall be entitled to conduct the defense of such Indemnifying Party and counsel for the Indemnified Party shall be entitled to conduct the defense of such Indemnitee, it being understood that both such counsel shall cooperate with each other to conduct the defense or settlement of such action as efficiently as possible.

     (d) In no event shall an Indemnifying Party be liable for the fees and expenses of more than one counsel for all Indemnitees in connection with any one action, or separate but similar or related actions, in the same jurisdiction arising out of the same general allegations or circumstances.

     (e) Grace-Conn. shall, and shall cause the other Grace-Conn. Indemnitees to, and Grace shall, and shall cause the other NMC Indemnitees to, make available to each other, their counsel and other Representatives, all information and documents reasonably available to them which relate to any Third-Party Claim, and otherwise cooperate as may reasonably be required in connection with the investigation, defense and settlement thereof. Any joint defense agreement entered into by Grace-Conn. or Grace with any third party relating to any Third-Party Claim shall provide that Grace-Conn. or Grace may, if requested, provide information obtained through any such agreement to the Grace-Conn. Indemnitees or the Grace Indemnitees.

     SECTION 4.04 Remedies Cumulative. The remedies provided in this Article IV shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any other remedies against any Indemnifying Party. However, the procedures set forth in Section 4.03 shall be the exclusive procedures governing any indemnity action brought under this Agreement or otherwise and relating to a Third-Party Claim, except as otherwise specifically provided in any of the Other Agreements.

     SECTION 4.05 Compromise of Investigations. NMC and the members of the NMC Group shall not settle or compromise any of the matters referred to in Section 4.02(b)(1) above on terms that do not include as a part thereof an unconditional release of the members of the Grace-Conn. Group from all liability with respect thereto.

                                   ARTICLE V

                          CERTAIN ADDITIONAL COVENANTS

     SECTION 5.01 Notices to Third Parties. In addition to the actions described in Section 5.02, the members of the NMC Group and the members of the Grace-Conn. Group shall cooperate to make all other filings and give notice to and obtain consents from all third parties that may reasonably be required to consummate the transactions contemplated by this Agreement and the Other Agreements.

     SECTION 5.02 Licenses and Permits. Each party hereto shall cause the appropriate members of its Group to prepare and file with the appropriate licensing and permitting authorities applications for the transfer or issuance, as may be necessary or advisable in connection with the Distribution, to its Group of all material governmental licenses and permits required for the members of its Group to operate its Business after the Distribution. The members of the Grace-Conn. Group and the members of the NMC Group shall cooperate and use all reasonable efforts to secure the transfer or issuance of the licenses and permits.

     SECTION 5.03 Intercompany Agreements. All contracts, licenses, agreements, commitments or other arrangements, formal or informal, between any member of the NMC Group, on the one hand, and any member of the Grace-Conn. Group, on the other, in existence as of the Distribution Date, pursuant to which any member of either Group provides to any member of the other Group services (including, without limitation, management, administrative, legal, financial, accounting, data processing, insurance, or technical support), or the use of any Assets of any member of the other Group, or the secondment of any employee, or pursuant to which rights, privileges or benefits are afforded to members of either Group as Affiliates of the other Group, shall terminate as of the close of business on the day prior to the Distribution Date, except as specifically provided herein or in the Other Agreements. From and after the Distribution Date, no member of either Group shall have any rights under any such contract, license, agreement, commitment or arrangement with any member of the other Group, except as specifically provided herein or in the Other Agreements.

     Section 5.04 Guarantee Obligations. (a) Grace and Grace-Conn. shall cooperate, and shall cause their respective Groups to cooperate, to terminate, or to cause a member of the NMC Group to be substituted in all respects for any member of the Grace-Conn. Group in respect of, all obligations of any member of the Grace-Conn. Group under any loan, financing, lease, contract, or other obligation in existence as of the Distribution Date pertaining to the NMC Business for which such member of the Grace-Conn. Group may be liable, as guarantor, original tenant, primary obligor or otherwise. If such a termination or substitution is not effected by the Distribution Date, (1) Grace shall indemnify and hold harmless the Grace-Conn. Indemnitees for any Indemnifiable Loss arising from or relating thereto, and (2) without the prior written consent of the Chief Financial Officer, Treasurer or any Assistant Treasurer of Grace-Conn., from and after the Distribution Date, Grace shall not, and shall not permit any member of the NMC Group or any of its Affiliates to, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, lease, contract or other obligation for which any member of the Grace-Conn. Group is or may be liable unless all obligations of the Grace-Conn. Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to the Chief Financial Officer, Treasurer or any Assistant Treasurer of Grace-Conn.

     (b) Grace and Grace-Conn. shall cooperate, and shall cause their respective Groups to cooperate, to terminate, or to cause a member of the Grace-Conn. Group to be substituted in all respects for any member of the NMC Group in respect of, all obligations of any member of the NMC Group under any loan, financing, lease, contract or other obligation in existence as of the Distribution Date pertaining to the Grace-Conn. Business for which such member of the NMC Group may be liable, as guarantor, original tenant, primary obligor or otherwise. If such a termination or substitution is not effected by the Distribution Date, (1) Grace-Conn. shall indemnify and hold harmless the NMC Indemnitees for any Indemnifiable Loss arising from or relating thereto, and (2) without the prior written consent of the Chief Financial Officer, Treasurer or any Assistant Treasurer of NMC, from and after the Distribution Date, Grace-Conn. shall not, and shall not permit any member of the Grace-Conn. Group to, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, lease, contract or other obligation for which any member of the NMC Group is or may be liable unless all obligations of the NMC Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to the Chief Financial Officer, Treasurer or any Assistant Treasurer of NMC.

     SECTION 5.05 Further Assurances. In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement including, without limitation, Asset transfers and debt and cash balances of the other party contemplated thereby. Without limiting the foregoing, each party hereto shall cooperate with the other party, and execute and deliver, or use reasonable efforts to cause to be executed and delivered, all instruments, and to make all filings with, and to obtain all consents, approvals or authorizations of, any governmental or regulatory authority or any other Person under any permit, license, agreement, indenture or other instrument, and take all such other actions as such party may reasonably be requested to take by any other party hereto from time to time, consistent with the terms of this Agreement and the Other Agreements, in order to effectuate the provisions and purposes of this Agreement.

     SECTION 5.06 Representations and Warranties of Grace-Conn. Grace-Conn. hereby represents and warrants to Fresenius AG that:

          (a) Corporate Organization and Qualification. Grace-Conn. is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it requires such qualification, except for any such failure so to qualify or be in good standing which, when taken together with all other such failures, is not reasonably likely to have a Material Adverse Effect with respect to Grace-Conn.

          Grace-Conn. has the requisite corporate power and authority to carry on its business as it is now being conducted.

          (b) Corporate Authority. Grace-Conn. has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of Grace-Conn. enforceable in accordance with its terms.

          (c) No Violations. The execution, delivery and performance by Grace-Conn. of this Agreement does not or will not, and the consummation by it of any of the transactions contemplated hereby will not, constitute or result in a breach or violation of, or a default under, its Certificate of Incorporation or By-laws.

                                   ARTICLE VI

                             ACCESS TO INFORMATION

     SECTION 6.01 Provision of Corporate Records. Prior to or as promptly as practicable after the Distribution Date, Grace shall deliver to Grace-Conn. all corporate books and records of the Grace-Conn. Group in its possession and copies of the relevant portions of all corporate books and records of the NMC Group relating directly and primarily to the Grace-Conn. Assets, the Grace-Conn. Business, or the Liabilities of the Grace-Conn. Group, including, in each case, all active agreements, active litigation files and government filings. From and after the Distribution Date, all such books, records and copies shall be the property of Grace-Conn. Prior to or as promptly as practicable after the Distribution Date, Grace-Conn. shall deliver to Grace all corporate books and records of the NMC Group in its possession and copies of the relevant portions of all corporate books and records of the Grace-Conn. Group relating directly and primarily to the NMC Assets, the NMC Business, or the Liabilities of the NMC Group, including, in each case, all active agreements, active litigation files and government filings. From and after the Distribution Date, all such books, records and copies shall be the property of Grace.

     SECTION 6.02 Access to Information. From and after the Distribution Date, each of Grace and Grace-Conn. shall afford to the other and to the other's Representatives reasonable access and duplicating rights during normal business hours to all Information within the possession or control of such party's Group relating to the other party's Group's pre-Distribution business, Assets or Liabilities or relating to or arising in connection with the relationship between the Groups on or prior to the Distribution Date, insofar as such access is reasonably required for a reasonable purpose, subject to the provisions below regarding Privileged Information. Without limiting the foregoing, Information may be requested under this Section 6.02 for audit, accounting, claims, litigation and Tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations.

     In furtherance of the foregoing:

          (a) Each party hereto acknowledges that: (i) Each of Grace and Grace-Conn. (and the members of the NMC Group and the Grace-Conn. Group, respectively) has or may obtain Privileged Information; (ii) there are a number of Litigation Matters affecting each or both of Grace and Grace-Conn.; (iii) both Grace and Grace-Conn. have a common legal interest in Litigation Matters, in the Privileged Information, and in the preservation of the confidential status of the Privileged Information, in each case relating to pre-Distribution business of the NMC Group or the Grace-Conn. Group or relating to or arising in connection with the relationship between the Groups on or prior to the Distribution Date; and
     (iv) both Grace and Grace-Conn. intend that the transactions contemplated hereby and by the Reorganization Agreement and the Other Agreements and any transfer of Privileged Information in connection therewith shall not operate as a waiver of any potentially applicable privilege.

          (b) Each of Grace and Grace-Conn. agrees, on behalf of itself and each member of the Group of which it is a member, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to pre-Distribution business of the Grace-Conn. Group or the NMC Group, respectively, or relating to or arising in connection with the relationship between the Groups on or prior to the Distribution Date, without providing prompt written notice to and obtaining the prior written consent of the other, which consent shall not be unreasonably withheld and shall not be withheld if the other party certifies that such disclosure is to be made in response to a likely threat of suspension or debarment or similar action; provided, however, that Grace and Grace-Conn. may make such disclosure or waiver with respect to Privileged Information if such Privileged Information relates solely to the pre-Distribution business of the NMC Group in the case of Grace or the Grace-Conn. Group in the case of Grace-Conn. In the event of a disagreement between any member of the NMC Group and any member of the Grace-Conn. Group concerning the reasonableness of withholding such consent, no disclosure shall be made prior to a resolution of such disagreement by a court of competent jurisdiction.

          (c) Upon any member of the NMC Group or any member of the Grace-Conn. Group receiving any subpoena or other compulsory disclosure notice from a court, other governmental agency or otherwise which requests disclosure of Privileged Information, in each case relating to pre-Distribution business of the Grace-Conn. Group or the NMC Group, respectively, or relating to or arising in connection with the relationship between the Groups on or prior to the Distribution Date, the recipient of the notice shall promptly provide to the other Group (following the notice provisions set forth herein) a copy of such notice, the intended response, and all materials or information relating to the other Group that might be disclosed. In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in subsection (b), the parties shall cooperate to assert all defenses to disclosure claimed by either party's Group, and shall not disclose any disputed documents or information until all legal defenses and claims of privilege have been finally determined.

     SECTION 6.03 Production of Witnesses. Subject to Section 6.02, after the Distribution Date, each of Grace and Grace-Conn. shall, and shall cause each member of the NMC Group and the Grace-Conn. Group, respectively, to, make available to Grace or Grace-Conn. or any member of the NMC Group or of the Grace-Conn. Group, as the case may be, upon written request, such Group's directors, officers, employees and agents as witnesses to the extent that any such Person may reasonably be required in connection with any Litigation Matters, administrative or other proceedings in which the requesting party may from time to time be involved and relating to the pre-Distribution business of the NMC Group or the Grace-Conn. Group or relating to or in connection with the relationship between the Groups on or prior to the Distribution Date.

     SECTION 6.04 Retention of Records. Except as otherwise agreed in writing, or as otherwise provided in the Other Agreements, each of Grace and Grace-Conn. shall, and shall cause the members of the Group of which it is a member to, retain all Information in such party's Group's possession or under its control relating directly and primarily to the pre-Distribution business, Assets or Liabilities of the other party's Group that is less than ten years old until such Information is at least ten years old except that if, prior to the expiration of such period, any member of either party's Group wishes to destroy or dispose of any such Information that is at least three years old, prior to destroying or disposing of any of such Information, (1) the party whose Group is proposing to dispose of or destroy any such Information shall provide no less than 30 days' prior written notice to the other party, specifying the Information proposed to be destroyed or disposed of, and (2) if, prior to the scheduled date for such destruction or disposal, the other party requests in writing that any of the Information proposed to be destroyed or disposed of be delivered to such other party, the party whose Group is proposing to dispose of or destroy such Information promptly shall arrange for the delivery of the requested Information to a location specified by, and at the expense of, the requesting party.

     SECTION 6.05 Confidentiality. Subject to Section 6.02, which shall govern Privileged Information, from and after the Distribution Date, each of Grace and Grace-Conn. shall hold, and shall use reasonable efforts to cause its Affiliates and Representatives to hold, in strict confidence all Information concerning the other party's Group obtained by it prior to the Distribution Date or furnished to it by such other party's Group pursuant to this Agreement or the Other Agreements and shall not release or disclose such Information to any other Person, except its Affiliates and Representatives, who shall be bound by the provisions of this Section 6.05, and each party shall be responsible for a breach by any of its Affiliates or Representatives; provided, however, that any member of the NMC Group or the Grace-Conn. Group may disclose such Information to the extent that (a) disclosure is compelled by judicial or administrative process or, in the opinion of such Person's counsel, by other requirements of law, or (b) such party can show that such Information was (i) available to such Person on a nonconfidential basis (other than from a member of the other party's Group) prior to its disclosure by the other party's Group, (ii) in the public domain through no fault of such Person or (iii) lawfully acquired by such Person from another source after the time that it was furnished to such Person by the other party's Group, and not acquired from such source subject to any confidentiality obligation on the part of such source, or on the part of the acquiror, known to the acquiror. Notwithstanding the foregoing, each of Grace and Grace-Conn. shall be deemed to have satisfied its obligations under this Section 6.05 with respect to any Information (other than Privileged Information) if it exercises the same care with regard to such Information as it takes to preserve confidentiality for its own similar Information.

     SECTION 6.06 Cooperation with Respect to Government Reports and
Filings. Grace, on behalf of itself and each member of the NMC Group, agrees to provide any member of the Grace-Conn. Group, and Grace-Conn., on behalf of itself and each member of the Grace-Conn. Group, agrees to provide any member of the NMC Group, with such cooperation and Information as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing contemplated by this Agreement or in conducting any other government proceeding relating to pre-Distribution business of the NMC Group or the Grace-Conn. Group, Assets or Liabilities of either Group or relating to or in connection with the relationship between the Groups on or prior to the Distribution Date. Such cooperation and Information shall include, without limitation, promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any government authority which relate to the NMC Group, in the case of the Grace-Conn. Group, or the Grace-Conn. Group, in the case of the NMC Group. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice to provide explanation of any documents or Information provided hereunder.

                                  ARTICLE VII

                        NO REPRESENTATIONS OR WARRANTIES

     SECTION 7.01 No Representations or Warranties. Grace-Conn. acknowledges that, prior to the date of this Agreement, it has had primary responsibility for the operation and management of the Grace-Conn. Business (other than with respect to CCHP, as to which NMC has had responsibility for the management of the investment therein and the exercise of any rights attendant thereto, and the "Amicon" membrane filtrations system and chromatography equipment business, for the operation and management of which NMC has had primary responsibility since
1992); and Grace acknowledges that, prior to the date of this Agreement, NMC has had primary responsibility for the operation and management of the NMC Business. Grace-Conn. understands and agrees that no member of the NMC Group is, in this Agreement or in any other agreement or document, representing or warranting to Grace-Conn. or any member of the Grace-Conn. Group in any way as to the Grace-Conn. Assets, the Grace-Conn. Business or the Liabilities of the Grace-Conn. Group or as to any consents or approvals required in connection with the consummation of the transactions contemplated by this Agreement, it being agreed and understood that Grace-Conn. and each member of the Grace-Conn. Group shall take all of the Grace-Conn. Assets "as is, where is." Grace-Conn. and each member of the Grace-Conn. Group shall bear the economic and legal risk that conveyances of the Grace-Conn. Assets shall prove to be insufficient, that the title of any member of the Grace-Conn. Group to any Grace-Conn. Assets, Grace-Conn. Transferred Companies or Grace-Conn. Transferred Operations shall be other than good and marketable and free from encumbrances or that results from the failure of Grace-Conn. or any member of the Grace-Conn. Group to obtain any consents or approvals relating to the Grace-Conn. Business required in connection with the consummation of the transactions contemplated by this Agreement. Grace understands and agrees that no member of the Grace-Conn. Group is, in this Agreement or in any other agreement or document, representing or warranting to Grace or any member of the NMC Group in any way as to the NMC Assets, the NMC Business or the Liabilities of the NMC Group or as to any consents or approvals required in connection with the consummation of the transactions contemplated by this Agreement or the Reorganization Agreement, it being agreed and understood that Grace, NMC and each other member of the NMC Group shall take all of the NMC Assets "as is, where is." Grace and each member of the NMC Group shall bear the economic and legal risk that conveyances of the NMC Assets shall prove to be insufficient, that the title of any member of the NMC Group to any NMC Assets or NMC Transferred Operations shall be other than good and marketable and free from encumbrances, or that results from the failure of Grace or any member of the NMC Group to obtain any consents or approvals relating to the NMC Business required in connection with the consummation of the transactions contemplated by this Agreement. The foregoing shall be without prejudice to any rights under Section
4.02 or Section 5.05 of this Agreement.

                                  ARTICLE VIII

                                 MISCELLANEOUS

     SECTION 8.01 Conditions to Obligations. (a) The obligations of the parties hereto to consummate the payment of the Distribution are subject to the satisfaction of each of the following conditions:

          (i) To the extent required by applicable law and stock exchange regulations, the transactions contemplated hereby shall have been duly approved by Grace shareholders;

          (ii) All conditions to the Reorganization set forth in the Reorganization Agreement shall have been satisfied or waived contemporaneously with the Effective Time; and

          (iii) The transactions contemplated hereby shall be in compliance with all applicable federal and state securities laws.

     (b) Any determination made by the Board of Directors of Grace on behalf of either party hereto prior to the Distribution Date concerning the satisfaction or waiver of any or all of the conditions set forth in this Section shall be conclusive.

     SECTION 8.02 Use of Grace Name and Mark. Grace acknowledges that Grace-Conn. shall own all rights in the "Grace" name and logo and related tradenames and marks. Effective at the Distribution Date, Grace shall change its name to a name that does not use the word "Grace" or any variation thereof and shall itself, and shall cause each member of the NMC Group to, cease all use of the "Grace" name as part of any corporate name. Within 90 days after the Distribution Date, Grace shall, and shall cause each member of the NMC Group to, cease all other use of the "Grace" name and logo and related tradenames and marks. Grace shall cause the NMC Group to use such names, logos and marks during such 90-day period only to the extent that it is not practical to change or replace any existing signs, letterheads, business cards, invoices or other business forms, telephone directory listings or promotional material, and shall cause the NMC Group to maintain the same standards of quality with respect to such names, logos and marks as previously exercised.

     SECTION 8.03 Complete Agreement. This Agreement, the Exhibits and Schedules hereto and the agreements and other documents referred to herein shall constitute the entire agreement between the parties hereto with respect to the subject matter hereof (other than the Reorganization Agreement and the Schedules and Exhibits thereto) and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

     SECTION 8.04 Expenses. Grace-Conn. shall bear all costs with respect to the transactions contemplated hereby and by the Other Agreements, except as otherwise specifically provided in the Reorganization Agreement or the Other Agreements.

     SECTION 8.05 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (other than the laws regarding choice of laws and conflicts of laws that would apply the substantive laws of any other jurisdiction) as to all matters, including matters of validity, construction, effect, performance and remedies.

     SECTION 8.06 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

     If to Grace or any member of the NMC Group:

          W. R. Grace & Co.
        c/o National Medical Care, Inc.
        1601 Trapelo Road
        Reservoir Place
        Waltham, MA 02154
        Attention: Chief Financial Officer
        Fax: (617) 890-6993

        with a copy to:

          Fresenius AG
        Borkenberg 14
        61440 Oberursel
        61343 Bad Homburg
        Germany
        Attention: Mr. Udo Werle
        Fax: 011-49-6171-60-2104

        and

          O'Melveny & Myers
        Citicorp Center
        153 East 53rd Street
        New York, NY 10022-4611
        Attention: Dr. Ulrich Wagner
        Fax: (212) 326-2061

     If to Grace-Conn. or any member of the Grace-Conn. Group:

          W. R. Grace & Co.-Conn.
        One Town Center Road
        Boca Raton, Florida 33486-1010
        Attention: Secretary
        Fax: (407) 362-1635

        with a copy to:

          Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019
        Attention: Andrew R. Brownstein, Esq.
        Fax: (212) 403-2000

or to such other address as any party hereto may have furnished to the other parties by a notice in writing in accordance with this Section.

     SECTION 8.07 Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement signed by all of the parties hereto.

     SECTION 8.08 Successors and Assigns; No Third-Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns, but neither this Agreement nor any of the rights, interests and obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party. Except for the provisions of Sections 4.02 and 4.03 relating to indemnities, which are also for the benefit of the Indemnitees, this

Agreement is solely for the benefit of the parties hereto and their Subsidiaries and Affiliates and is not intended to confer upon any other Persons any rights or remedies hereunder.

     SECTION 8.09 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     SECTION 8.10 Interpretation. (a) The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

     (b) The parties hereto intend that the Distribution shall be a distribution pursuant to the provisions of Section 355 of the Code, so that no gain or loss shall be recognized for federal income tax purposes as a result of such transaction, and all provisions of this Agreement shall be so interpreted. The parties hereto do not intend to submit the Distribution to the Internal Revenue Service for a private letter ruling with respect to such nonrecognition, and any ultimate ruling or decision that any gain or loss should be recognized for federal income Tax purposes shall not permit a rescission or reformation of this Agreement or transactions contemplated hereby.

     SECTION 8.11 Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.

     SECTION 8.12 References; Construction. References to any "Article," "Exhibit," "Schedule" or "Section," without more, are to Articles, Exhibits, Schedules and Sections to or of this Agreement. Unless otherwise expressly stated, clauses beginning with the term "including" set forth examples only and in no way limit the generality of the matters thus exemplified.

     SECTION 8.13 Termination. Notwithstanding any provision hereof, following termination of the Reorganization Agreement, this Agreement may be terminated and the Distribution abandoned at any time prior to the Distribution Date by and in the sole discretion of the Board of Directors of Grace without the approval of any other party hereto or of Grace's shareholders. In the event of such termination, no party hereto or to any Other Agreement shall have any Liability to any Person by reason of this Agreement or any Other Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                          W. R. GRACE & CO.

                                          By: /s/ Albert J. Costello

                                          --------------------------------------
                                              Name:
                                              Title:

                                          W. R. GRACE & CO.-CONN.

                                          By: /s/ Albert J. Costello

                                          --------------------------------------
                                              Name:
                                              Title:

                                          FRESENIUS AG

                                          By: /s/ Gerd Krick

                                          --------------------------------------
                                              Name:
                                              Title:

                                                         EXHIBIT E TO APPENDIX A

                             CONTRIBUTION AGREEMENT

                                  BY AND AMONG

                                 FRESENIUS AG,

                               STERIL PHARMA GMBH

                                      AND

                            W. R. GRACE & CO.-CONN.

                             DATED FEBRUARY 4, 1996

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        -----
I.        Definitions.................................................................  EE-3
          1.01  General...............................................................  EE-3
II.       Certain Transactions Prior to the Contribution Date.........................  EE-6
          2.01  Certain Transfers.....................................................  EE-6
          2.02  Termination of Agreements.............................................  EE-6
          2.03  Other Agreements......................................................  EE-6
III.      [Intentionally Omitted].....................................................  EE-6
IV.       Survival and Indemnification................................................  EE-7
          4.01  Survival of Agreements................................................  EE-7
          4.02  Indemnification.......................................................  EE-7
          4.03  Procedures for Indemnification for Third-Party Claims.................  EE-7
          4.04  Remedies Cumulative...................................................  EE-8
V.        Certain Additional Covenants................................................  EE-8
          5.01  Notices to Third Parties..............................................  EE-8
          5.02  Licenses and Permits..................................................  EE-8
          5.03  Intercompany Agreements...............................................  EE-9
          5.04  Guarantee Obligations.................................................  EE-9
          5.05  Further Assurances....................................................  EE-9
VI.       Access to Information.......................................................  EE-10
          6.01  Provision of Corporate Records........................................  EE-10
          6.02  Access to Information.................................................  EE-10
          6.03  Production of Witnesses...............................................  EE-11
          6.04  Retention of Records..................................................  EE-11
          6.05  Confidentiality.......................................................  EE-11
          6.06  Cooperation with Respect to Government Reports and Filings............  EE-12
VII.      No Representations or Warranties............................................  EE-12
          7.01  No Representations or Warranties......................................  EE-12
VIII.     Miscellaneous...............................................................  EE-12
          8.01  Use of Fresenius AG Name and Mark.....................................  EE-12
          8.02  Complete Agreement....................................................  EE-13
          8.03  Expenses..............................................................  EE-13
          8.04  Jurisdiction and Forum................................................  EE-13
          8.05  Notices...............................................................  EE-13
          8.06  Amendment and Modification............................................  EE-14
          8.07  Successors and Assigns; No Third-Party Beneficiaries..................  EE-14
          8.08  Counterparts..........................................................  EE-14
          8.09  Interpretation........................................................  EE-14
          8.10  Severability..........................................................  EE-14
          8.11  References; Construction..............................................  EE-15
SIGNATURES............................................................................  EE-15

                             CONTRIBUTION AGREEMENT

     This CONTRIBUTION AGREEMENT (this "Agreement"), dated February 4, 1996, by and between Fresenius AG, an Aktiengesellschaft organized under the laws of the Federal Republic of Germany ("Fresenius AG"), Steril Pharma GmbH, a wholly owned Gesellschaft mit beschrankter Haftung of Fresenius AG ("GmbH" or "SP"), and W.
R. Grace & Co.-Conn., a Connecticut corporation ("Grace-Conn.").

                              W I T N E S S E T H:

     A. The Reorganization Agreement. Simultaneously herewith, Grace and Fresenius AG are entering into an Agreement and Plan of Reorganization (the "Reorganization Agreement") and, prior to the Effective Time, intend to consummate the transactions contemplated hereby.

     B. The Contribution. Prior to the Effective Time, Fresenius AG intends to contribute its worldwide dialysis business to SP, as provided herein, and to retain and lease to Newco certain real property and buildings in the Federal Republic of Germany pursuant to a lease consistent with the terms set forth in Exhibit B hereto and to retain and license to Newco its name and certain derived marks pursuant to a license consistent with the terms set forth in Exhibit C hereto.

     C. Newco. In connection with the Contribution, Fresenius AG intends that SP shall convert to an Aktiengesellschaft, pursuant to German law, and to become "Newco," consistent with the terms of the Reorganization Agreement.

     D. The Distribution. Immediately prior to the Effective Time, Grace intends to transfer to (or retain in) Grace-Conn. all non-healthcare assets and liabilities, its interests in the Amicon bioseparations business and GN Holdings, Inc. and certain other assets, as contemplated by this Agreement, and to effect a distribution to its common shareholders of all of its equity interest in Grace-Conn.

     E. The Recapitalization. Following the Distribution and immediately prior to the Effective Time, Grace intends to consummate the Recapitalization in which each holder of a Grace Common Share shall hold, immediately thereafter, a Grace Common Share and one one-hundredth of a NY Preferred Share.

     F. The Mergers. At the Effective Time, the parties intend to effect a merger of a wholly owned New York corporate subsidiary of Newco with and into Grace, with Grace being the surviving corporation. Also at the Effective Time, the parties intend to effect a merger of a wholly owned Massachusetts corporate subsidiary of Newco with and into Fresenius USA, with Fresenius USA being the surviving corporation.

     G. Financing.  It is the intention of the parties hereto that, prior to the
Distribution: (i) Grace and Grace-Conn. shall use reasonable efforts to cause NMC to arrange new credit facilities so that the transactions contemplated by the Transaction Agreements may be consummated; (ii) Fresenius AG shall use reasonable efforts to arrange new credit facilities for the FWD Business so that the transactions contemplated by the Transaction Agreements may be consummated; and (iii) the parties shall cooperate with one another with respect to the foregoing.

     H. Intention of the Parties. It is the intention of the parties to the Reorganization Agreement that for United States federal income tax purposes (a) the Distribution shall qualify as a tax-free distribution under the Code, (b) each of the Mergers shall qualify as a "reorganization" under the Code, (c) the Contribution shall qualify as a tax-free exchange under the Code and (d) the Recapitalization shall be tax-free to Grace under the Code.

     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     SECTION 1.01 General. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

     Affiliate: with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, however, that for purposes of this Agreement, no member of either Group shall be deemed to be an Affiliate of any member of the other Group.

     Agreement:  as defined in the preamble to this Agreement.

     Asset: any and all assets and properties, tangible or intangible, including, without limitation, the following: (i) cash, notes and accounts and notes receivable (whether current or non-current); (ii) certificates of deposit, banker's acceptances, stock, debentures, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, preorganization certificates or subscriptions, transferable shares, investment contracts, voting-trust certificates, fractional undivided interests in oil, gas or other mineral rights, puts, calls, straddles, options and other securities of any kind; (iii) intangible property rights, inventions, discoveries, know-how, patents and patent applications, trade secrets, confidential information, registered and unregistered trademarks, service marks, service names, trade styles and trade names and associated goodwill; statutory, common law and registered copyrights; applications for any of the foregoing, rights to use the foregoing and other rights in, to and under the foregoing;
(iv) rights under leases, contracts, licenses, permits, distribution arrangements, sales and purchase agreements, other agreements and business arrangements; (v) real estate and buildings and other improvements thereon; (vi) leasehold improvements, fixtures, trade fixtures, machinery, equipment (including transportation and office equipment), tools, dies and furniture;
(vii) office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind; (viii) computer equipment and software; (ix) raw materials, work-in-process, finished goods, consigned goods and other inventories; (x) prepayments or prepaid expenses; (xi) claims, causes of action, choses in action, rights under express or implied warranties, rights of recovery and rights of set-off of any kind; (xii) the right to receive mail, payments on accounts receivable and other communications; (xiii) lists of customers, records pertaining to customers and accounts, personnel records, lists and records pertaining to customers, suppliers and agents, and books, ledgers, files and business records of every kind; (xiv) advertising materials and other printed or written materials; (xv) goodwill as a going concern and other intangible properties; (xvi) employee contracts, including any rights thereunder to restrict an employee from competing in certain respects; and
(xvii) licenses and authorizations issued by any governmental authority.

     Business:  the Fresenius AG Business or the FWD Business.

     Contribution:  as defined in the Reorganization Agreement.

     Contribution Date:  the date on which the Effective Time occurs.

     CTC-DE:  as defined in Section 8.04(b) of this Agreement.

     CTC-NY:  as defined in Section 8.04(b) of this Agreement.

     Debt:  as defined in the Reorganization Agreement.

     Effective Time:  as defined in the recitals to this Agreement.

     Foreign Exchange Rate: with respect to any currency other than United States dollars as of any date, the rate on such date at which such currency may be exchanged for United States dollars as quoted in The Wall Street Journal.

     Fresenius AG:  as defined in the preamble to this Agreement.

     Fresenius AG Assets: all Assets owned by any member of the Fresenius AG Group immediately prior to the Contribution Date, other than FWD Business Assets and other than any stock or assets of Fresenius USA.

     Fresenius AG Business: all of the business and operations conducted at any time, whether prior to, on or after the Contribution Date, by any member of the Fresenius AG Group, other than the FWD Business.

     Fresenius AG Group: Fresenius AG and the Fresenius AG Subsidiaries, other than any member of the FWD Business Group.

     Fresenius AG Indemnitees: Fresenius AG, each Affiliate of Fresenius AG and each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

     Fresenius AG Subsidiaries: all direct and indirect Subsidiaries of Fresenius AG, other than FWD Business Subsidiaries and other than Fresenius USA and its Subsidiaries; provided, however, that for purposes of this Agreement, GmbH and the FWD Business Subsidiaries shall not be deemed to be Subsidiaries of Fresenius AG.

     Fresenius Tax Indemnification Agreement: a tax sharing agreement between Fresenius AG and GmbH substantially in the form attached hereto as Exhibit B, with such changes as may be mutually satisfactory to Fresenius AG, GmbH, and Grace-Conn.

     Fresenius USA:  Fresenius USA, Inc., a Massachusetts Corporation.

     Fresenius USA Merger:  as defined in the Reorganization Agreement.

     FWD Business: as defined in the Reorganization Agreement, but including all business and operations of Fresenius USA.

     FWD Business Assets: as defined in the Reorganization Agreement, but including all Assets of Fresenius USA.

     FWD Business Group:  GmbH and each other FWD Business Subsidiary.

     FWD Business Indemnitees: Grace-Conn., Newco, GmbH, each Affiliate of GmbH and each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

     FWD Business Subsidiary: (i) all FWD Business Subsidiaries (as defined in the Reorganization Agreement), (ii) Fresenius USA and (iii) all corporations, partnerships or other business entities in which any member of the FWD Business Group has owned or will own any equity interest or other investment and which predominantly relates to the FWD Business.

     FWD Indemnitor:  as defined in Section 2.01 of this Agreement.

     GmbH:  as defined in the preamble to this Agreement.

     G-GmbH:  as defined in Section 2.01 of this Agreement.

     Grace:  as defined in the Reorganization Agreement.

     Grace-Conn.:  as defined in the preamble to this Agreement.

     Group:  the Fresenius AG Group or the FWD Business Group.

     Indemnifiable Losses: all losses, Liabilities, damages, claims, demands, judgments or settlements of any nature or kind, known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, including all reasonable costs and expenses (legal, accounting or otherwise as such costs are incurred) relating thereto, suffered (and not actually reimbursed by insurance proceeds) by an Indemnitee, including any reasonable costs or expenses of enforcing any indemnity hereunder.

     Indemnifying Party: a Person who or which is obligated under this Agreement to provide indemnification.

     Indemnitee: a Person who or which may seek indemnification under this Agreement.

     Indemnity Payment: an amount that an Indemnifying Party is required to pay to or in respect of an Indemnitee pursuant to Article IV.

     Information: all records, books, contracts, instruments, computer data and other data and information.

     Liabilities: all debts, liabilities and obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet.

     Litigation Matters: actual, threatened or future litigations, investigations, claims or other legal matters that have been or may be asserted against, or otherwise adversely affect, Fresenius AG and/or GmbH (or members of either Group).

     NMC: National Medical Care, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Grace.

     Newco:  as defined in the Reorganization Agreement.

     NY Preferred Registration Statement: as defined in the Reorganization Agreement.

     Other Agreements: an employee benefits agreement, restructuring agreements, an insurance procedures agreement, a lease consistent with the terms set forth in Exhibit B hereto, a license consistent with the terms set forth in Exhibit C hereto, the Fresenius Tax Indemnification Agreement and the other agreements entered into or to be entered into in connection with the Contribution referred to in any of the foregoing as contemplated by Section 2.03.

     Person: an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or any department or agency thereof.

     Privileged Information: with respect to either Group, Information regarding a member of such Group, or any of its operations, Assets or Liabilities (whether in documents or stored in any other form or known to employees or agents) that is or may be protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or other applicable privileges, that a member of the other Group may come into possession of or obtain access to pursuant to this Agreement or otherwise.

     Recapitalization:  as defined in the Reorganization Agreement.

     Registration Statement: a registration statement to effect the registration of the Newco capital stock (or depositary receipts therefor) to be issued pursuant to the Reorganization Agreement under the Securities Act.

     Reorganization Agreement:  as defined in the recitals to this Agreement.

     Representative: with respect to any Person, any of such Person's directors, officers, employees, agents, consultants, advisors, accountants, attorneys and representatives.

     Securities Act: the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

     SP:  as defined in the preamble to this Agreement.

     Subsidiary: with respect to any specified Person, (i) any corporation or other legal entity of which such Person or any of its subsidiaries controls or owns, directly or indirectly, more than 50% of the stock or other equity interest entitled to vote on the election of members to the board of directors or similar governing body, and (ii) any corporation, partnership or other business entity, in which such person has owned or shall own any equity interest or other investment and which predominantly relates to the business and operations conducted by such person's Group.

     Tax:  as defined in the Fresenius Tax Indemnification Agreement.

     Third-Party Claim: any claim, suit, derivative suit, arbitration, inquiry, proceeding or investigation by or before any court, any governmental or other regulatory or administrative agency or commission or any arbitration tribunal asserted by a Person who or which is neither a party hereto nor an Affiliate of a party hereto.

                                   ARTICLE II

              CERTAIN TRANSACTIONS PRIOR TO THE CONTRIBUTION DATE

     SECTION 2.01 Certain Transfers. As promptly as practicable following the date hereof (and in any event prior to the Contribution Date), Fresenius AG shall contribute the FWD Business and all FWD Business Assets to Newco. In furtherance of the foregoing:

          (a) Fresenius AG shall identify all existing Subsidiaries engaged solely in the FWD Business and contribute the capital stock of such Subsidiaries to SP.

          (b) Fresenius AG shall identify all German FWD Business Assets (other than any capital stock, which is to be contributed pursuant to (a) above) and shall contribute such assets to a newly formed GmbH ("G-GmbH").

          (c) Fresenius AG shall contribute all capital stock of G-GmbH to SP.

          (d) Fresenius AG shall use reasonable best efforts to cause each remaining Subsidiary which conducts part of the FWD Business to divest itself of all Assets which are not FWD Business Assets; and, immediately thereafter, Fresenius AG shall contribute the capital stock of each such Subsidiary to SP; provided, however, that in no event shall Fresenius AG take any action which causes any representation set forth in the Fresenius AG Tax Matters Certificate to be untrue.

          (e) To the extent that any FWD Business Assets remain in Fresenius AG Subsidiaries other than SP (or its direct Subsidiaries) and G-GmbH, Fresenius AG shall cause each such Subsidiary to divest itself of such FWD Business Assets and then shall cause such FWD Business Assets to be contributed to other Subsidiaries, which may be newly formed, and shall then contribute all of the capital stock of such Subsidiaries to SP.

          (f) Fresenius AG shall contribute all capital stock of Fresenius USA held by it to SP.

          (g) The Subsidiaries contributed to SP shall collectively be "FWD Indemnitor," on a joint and several basis, and none of such Subsidiaries shall be a direct or indirect parent of Grace.

          (h) Fresenius AG shall undertake such transactions as may be necessary for SP to become Newco, consistent with the terms of the Reorganization Agreement.

          (i) The foregoing shall be effectuated pursuant to transfer documents and agreements acceptable to Grace-Conn.

     SECTION 2.02 Termination of Agreements. Except as agreed by Grace in writing prior to the Contribution Date, Fresenius AG shall terminate all agreements between any member of the Fresenius AG Group and any member of the FWD Business Group except as specifically provided herein or in the Other Agreements.

     SECTION 2.03 Other Agreements. Each of Fresenius AG and GmbH shall enter into, or cause the appropriate members of the Group of which it is a member, to enter into, the Tax Indemnification Agreement and Other Agreements as may be advisable in connection with the Distribution including, without limitation, agreements with respect to employee benefits, restructuring, insurance procedures and other matters, all such other agreements to be on terms acceptable to Grace-Conn. prior to the Distribution Date.

                                  ARTICLE III

                            [INTENTIONALLY OMITTED.]

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                                   ARTICLE IV

                          SURVIVAL AND INDEMNIFICATION

     SECTION 4.01 Survival of Agreements. All covenants and agreements of the parties hereto contained in this Agreement shall survive the Contribution Date.

     SECTION 4.02 Indemnification. (a) Except as specifically otherwise provided in the Other Agreements, FWD Indemnitor shall indemnify, defend and hold harmless the Fresenius AG Indemnitees from and against (1) all Indemnifiable Losses arising from or relating to the FWD Business or the FWD Business Assets, whether such Indemnifiable Losses relate to events, occurrences or circumstances occurring or existing, or whether such Indemnifiable Losses are asserted, before or after the Contribution Date; and (2) all Indemnifiable Losses arising out of or based upon any untrue statement or alleged untrue statement of a material fact, or omission or alleged omission to state a material fact required to be stated, in the Registration Statement, NY Preferred Registration Statement or the Proxy Statement supplied by Grace or its subsidiaries or any preliminary or final form thereof or any amendment thereto, or necessary to make the statements therein not misleading.

     (b) Except as specifically otherwise provided in the Other Agreements, Fresenius AG shall indemnify, defend and hold harmless the FWD Business Indemnitees from and against (1) all Indemnifiable Losses of or relating to the Fresenius AG Group (including, without limitation, relating to Fresenius USA or its shareholders or the Fresenius AG Business), whether such Indemnifiable Losses relate to events, occurrences or circumstances occurring or existing, or whether such Indemnifiable Losses are asserted, before or after the Contribution Date, other than those Indemnifiable Losses arising from the FWD Business; (2) all Indemnifiable Losses arising from or relating to all litigation brought by Fresenius USA shareholders acting in such capacity relating to the Reorganization; and (3) all Indemnifiable Losses arising out of or based upon any untrue statement or alleged untrue statement of a material fact, or omission or alleged omission to state a material fact required to be stated, in the Registration Statement, NY Preferred Registration Statement or the Proxy Statement or any preliminary or final form thereof or any amendment thereto, or necessary to make the statements therein not misleading, except that such indemnifications shall not apply to any Indemnifiable Losses that arise out of or are based upon any statement or omission, or alleged statement or omission, in any portion of the Registration Statement, NY Preferred Registration Statement or the Proxy Statement, or any preliminary or final form thereof or any amendment thereto, supplied by Grace or its Subsidiaries.

     (c) Notwithstanding anything to the contrary set forth herein, indemnification relating to any arrangements between any member of the Fresenius AG Group and any member of the FWD Business Group for the provision after the Contribution of goods and services in the ordinary course shall be governed by the terms of such arrangements and not by this Section 4.02.

     SECTION 4.03 Procedures for Indemnification for Third-Party Claims. (a) GmbH shall, and shall cause the other FWD Business Indemnitees to, notify Fresenius AG in writing promptly after learning of any Third-Party Claim for which any FWD Business Indemnitee intends to seek indemnification from Fresenius AG under this Agreement. Fresenius AG shall, and shall cause the other Fresenius AG Indemnitees to, notify GmbH in writing promptly after learning of any Third-Party Claim for which any Fresenius AG Indemnitee intends to seek indemnification from FWD Indemnitor under this Agreement. The failure of any Indemnitee to give such notice shall not relieve any Indemnifying Party of its obligations under this Article except to the extent that such Indemnifying Party or its Affiliate is actually prejudiced by such failure to give notice. Such notice shall describe such Third-Party Claim in reasonable detail considering the information provided to the Indemnitee.

     (b) Except as otherwise provided in subsection (c) of this Section 4.03, an Indemnifying Party may, by notice to the Indemnitee and to FWD Indemnitor, if Fresenius AG is the Indemnifying Party, or to the indemnitees and Fresenius AG, if FWD Indemnitor is the Indemnifying Party, at any time after receipt by such Indemnifying Party of such Indemnitee's notice of a Third-Party Claim, undertake (itself or through another member of the Group of which the Indemnifying Party is a member) the defense or settlement of such Third-Party Claim. If an Indemnifying Party undertakes the defense of any Third-Party Claim, such

Indemnifying Party shall thereby admit its obligation to indemnify the Indemnitee against such Third-Party Claim, and such Indemnifying Party shall control the investigation and defense or settlement thereof, and the Indemnitee may not settle or compromise such Third-Party Claim, except that such Indemnifying Party shall not require any Indemnitee, without its prior written consent, to take or refrain from taking any action in connection with such Third-Party Claim, or make any public statement, which such Indemnitee reasonably considers to be against its interests, nor shall the Indemnifying Party, without the prior written consent of the Indemnitee and of FWD Indemnitor, if the Indemnitee is a FWD Business Indemnitee, or of the Indemnitee and of Fresenius AG, if the Indemnitee is a Fresenius AG Indemnitee, consent to any settlement that does not include as a part thereof an unconditional release of the Indemnitees from liability with respect to such Third-Party Claim or that requires the Indemnitee or any of its Representatives or Affiliates to make any payment that is not fully indemnified under this Agreement or to submit to any non-monetary remedy; and subject to the Indemnifying Party's control rights, as specified herein, the Indemnitees may participate in such investigation and defense, at their own expense. Following the provision of notice to the Indemnifying Party, until such time as an Indemnifying Party has undertaken the defense of any Third-Party Claim, as provided herein, such Indemnified Party shall control the investigation and defense or settlement thereof, without prejudice to its right to seek indemnification hereunder.

     (c) If an Indemnitee reasonably determines that there may be legal defenses available to it that are different from or in addition to those available to its Indemnifying Party which make it inappropriate for the Indemnifying Party to undertake the defense or settlement thereof, then such Indemnifying Party shall not be entitled to assume undertake the defense or settlement of such Third-Party Claim; and counsel for the Indemnifying Party shall be entitled to conduct the defense of such Indemnifying Party and counsel for the Indemnitee shall be entitled to conduct the defense of such Indemnitee, it being understood that both such counsel shall cooperate with each other to conduct the defense or settlement of such action as efficiently as possible.

     (d) In no event shall an Indemnifying Party be liable for the fees and expenses of more than one counsel for all Indemnitees in connection with any one action, or separate but similar or related actions, in the same jurisdiction arising out of the same general allegations or circumstances.

     (e) FWD Indemnitor shall, and shall cause the other FWD Business Indemnitees to, and Fresenius AG shall, and shall cause the other Fresenius AG Indemnitees to, make available to each other, their counsel and other Representatives, all information and documents reasonably available to them which relate to any Third-Party Claim, and otherwise cooperate as may reasonably be required in connection with the investigation, defense and settlement thereof. Any joint defense agreement entered into by Fresenius AG or FWD Indemnitor with any third party relating to any Third-Party Claim shall provide that Fresenius AG or FWD Indemnitor may, if requested, provide information obtained through any such agreement to the Fresenius AG Indemnitees or the FWD Business Indemnitees.

     SECTION 4.04 Remedies Cumulative. The remedies provided in this Article IV shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any other remedies against any Indemnifying Party. However, the procedures set forth in Section 4.03 shall be the exclusive procedures governing any indemnity action brought under this Agreement or otherwise and relating to a Third-Party Claim, except as otherwise specifically provided in any of the Other Agreements.

                                   ARTICLE V

                          CERTAIN ADDITIONAL COVENANTS

     SECTION 5.01 Notices to Third Parties. In addition to the actions described in Section 5.02, the members of the Fresenius AG Group and the members of the FWD Business Group shall cooperate to make all other filings and give notice to and obtain consents from all third parties that may reasonably be required to consummate the transactions contemplated by this Agreement and the Other Agreements.

     SECTION 5.02 Licenses and Permits. Each party hereto shall cause the appropriate members of its Group to prepare and file with the appropriate licensing and permitting authorities applications for the transfer or issuance as may be necessary or advisable in connection with the Contribution to its Group of all material governmental licenses and permits required for the members of its Group to operate its Business after the Contribution. The members of the Fresenius AG Group and the members of the FWD Business Group shall cooperate and use all reasonable efforts to secure the transfer or issuance of the licenses and permits.

     SECTION 5.03 Intercompany Agreements. All contracts, licenses, agreements, commitments or other arrangements, formal or informal, between any member of the Fresenius AG Group, on the one hand, and any member of the FWD Business Group (or any unit of the FWD Business), on the other hand, in existence as of the Contribution Date, pursuant to which any member of either Group provides to any member of the other Group services (including, without limitation, management, administrative, legal, financial, accounting, data processing, insurance, or technical support), or the use of any Assets of any member of the other Group, or the secondment of any employee, or pursuant to which rights, privileges or benefits are afforded to members of either Group as Affiliates of the other Group, shall terminate as of the close of business on the day prior to the Contribution Date, except as specifically provided herein or in the Other Agreements. From and after the Contribution Date, no member of either Group shall have any rights under any such contract, license, agreement, commitment or arrangement with any member of the other Group, except as specifically provided herein or in the Other Agreements.

     SECTION 5.04 Guarantee Obligations. (a) Fresenius AG and FWD Indemnitor shall cooperate, and shall cause their respective Groups to cooperate, to terminate, or to cause a member of the FWD Business Group to be substituted in all respects for any member of the Fresenius AG Group in respect of, all obligations of any member of the Fresenius AG Group under any loan, financing, lease, contract, or other obligation in existence as of the Contribution Date pertaining to the FWD Business for which such member of the Fresenius AG Group may be liable, as guarantor, original tenant, primary obligor or otherwise. If such a termination or substitution is not effected by the Contribution Date, (1) FWD Indemnitor shall indemnify and hold harmless the Fresenius AG Indemnitees for any Indemnifiable Loss arising from or relating thereto, and (2) without the prior written consent of the Chief Financial Officer, Treasurer or any Assistant Treasurer of Fresenius AG, from and after the Contribution Date, FWD Indemnitor shall not, and shall not permit any member of the FWD Business Group or any of its Affiliates to, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, lease, contract or other obligation for which any member of the Fresenius AG Group is or may be liable unless all obligations of the Fresenius AG Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to the Chief Financial Officer, Treasurer or any Assistant Treasurer of Fresenius AG.

     (b) Fresenius AG and FWD Indemnitor shall cooperate, and shall cause their respective Groups to cooperate, to terminate, or to cause a member of the Fresenius AG Group to be substituted in all respects for any member of the FWD Business Group in respect of, all obligations of any member of the FWD Business Group under any loan, financing, lease, contract or other obligation in existence as of the Contribution Date pertaining to the Fresenius AG Business for which such member of the FWD Business Group may be liable, as guarantor, original tenant, primary obligor or otherwise. If such a termination or substitution is not effected by the Contribution Date, (1) Fresenius AG shall indemnify and hold harmless the FWD Business Indemnitees for any Indemnifiable Loss arising from or relating thereto, and (2) without the prior written consent of the Chief Financial Officer, Treasurer or any Assistant Treasurer of FWD Indemnitor, from and after the Contribution Date, Fresenius AG shall not, and shall not permit any member of the Fresenius AG Group to, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, lease, contract or other obligation for which any member of the FWD Business Group is or may be liable unless all obligations of the FWD Business Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to the Chief Financial Officer, Treasurer or any Assistant Treasurer of FWD Indemnitor.

     SECTION 5.05 Further Assurances. In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement including, without limitation, the Asset transfers and debt and cash balances of the other party

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contemplated thereby following the Contribution. Without limiting the foregoing, each party hereto shall cooperate with the other party, and execute and deliver, or use reasonable efforts to cause to be executed and delivered, all instruments, and to make all filings with, and to obtain all consents, approvals or authorizations of, any governmental or regulatory authority or any other Person under any permit, license, agreement, indenture or other instrument, and take all such other actions as such party may reasonably be requested to take by any other party hereto from time to time, consistent with the terms of this Agreement and the Other Agreements, in order to effectuate the provisions and purposes of this Agreement. Without limiting the foregoing the parties will as promptly as practicable (and in the case of this Agreement and the Reorganization Agreement within one week after the signing hereof in Germany or Switzerland) apply for any notarial or similar registrations with respect to the transactions contemplated hereby in foreign jurisdictions.

                                   ARTICLE VI

                             ACCESS TO INFORMATION

     SECTION 6.01 Provision of Corporate Records. Prior to or as promptly as practicable after the Contribution Date, Fresenius AG shall deliver to GmbH all corporate books and records of the FWD Business Group in its possession and copies of the relevant portions of all corporate books and records of the Fresenius AG Group relating directly and primarily to the FWD Business Assets, the FWD Business, or the Liabilities of the FWD Business Group, including, in each case, all active agreements, active litigation files and government filings. From and after the Contribution Date, all such books, records and copies shall be the property of GmbH. Prior to or as promptly as practicable after the Contribution Date, GmbH shall deliver to Fresenius AG all corporate books and records of the Fresenius AG Group in its possession and copies of the relevant portions of all corporate books and records of the Fresenius AG Group relating directly and primarily to the Fresenius AG Assets, the Fresenius AG Business, or the Liabilities of the Fresenius AG Group, including, in each case, all active agreements, active litigation files and government filings. From and after the Contribution Date, all such books, records and copies shall be the property of Fresenius AG.

     SECTION 6.02 Access To Information. From and after the Contribution Date, each of Fresenius AG and GmbH shall afford to the other and to the other's Representatives reasonable access and duplicating rights during normal business hours to all Information within the possession or control of such party's Group relating to the other party's Group's pre-Contribution business, Assets or Liabilities or relating to or arising in connection with the relationship between the Groups on or prior to the Contribution Date, insofar as such access is reasonably required for a reasonable purpose, subject to the provisions below regarding Privileged Information. Without limiting the foregoing, Information may be requested under this Section 6.02 for audit, accounting, claims, litigation and Tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations.

     In furtherance of the foregoing:

          (a) Each party hereto acknowledges that: (1) Each of Fresenius AG and GmbH (and the members of the Fresenius AG Group and the FWD Business Group, respectively) has or may obtain Privileged Information; (2) there are a number of Litigation Matters affecting each or both of Fresenius AG and GmbH; (3) both Fresenius AG and GmbH have a common legal interest in Litigation Matters, in the Privileged Information, and in the preservation of the confidential status of the Privileged Information, in each case relating to pre-Contribution business of the Fresenius AG Group or the FWD Business Group or relating to or arising in connection with the relationship between the Groups on or prior to the Contribution Date; and
     (4) both Fresenius AG and GmbH intend that the transactions contemplated hereby and by the Reorganization Agreement and the Other Agreements and any transfer of Privileged Information in connection therewith shall not operate as a waiver of any potentially applicable privilege.

          (b) Each of Fresenius AG and GmbH agrees, on behalf of itself and each member of the Group of which it is a member, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to pre-Contribution business of the FWD Business Group or the Fresenius AG Group, respectively, or relating to or arising in connection with the relationship between the Groups on or prior to the Contribution Date, without providing prompt written notice to and obtaining the prior written consent of the other, which consent shall not be unreasonably withheld and shall not be withheld if the other party certifies that such disclosure is to be made in response to a likely threat of suspension or debarment or similar action; provided, however, that Fresenius AG and GmbH may make such disclosure or waiver with respect to Privileged Information if such Privileged Information relates solely to the pre-Contribution business of the Fresenius AG Group in the case of Fresenius AG or the FWD Business Group in the case of GmbH. In the event of a disagreement between any member of the Fresenius AG Group and any member of the FWD Business Group concerning the reasonableness of withholding such consent, no disclosure shall be made prior to a resolution of such disagreement by a court of competent jurisdiction.

          (c) Upon any member of the Fresenius AG Group or any member of the FWD Business Group receiving any subpoena or other compulsory disclosure notice from a court, other governmental agency or otherwise which requests disclosure of Privileged Information, in each case relating to pre-Contribution business of the FWD Business Group or the Fresenius AG Group, respectively, or relating to or arising in connection with the relationship between the Groups on or prior to the Contribution Date, the recipient of the notice shall promptly provide to the other Group (following the notice provisions set forth herein) a copy of such notice, the intended response, and all materials or information relating to the other Group that might be disclosed. In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in subsection (b), the parties shall cooperate to assert all defenses to disclosure claimed by either party's Group, and shall not disclose any disputed documents or information until all legal defenses and claims of privilege have been finally determined.

     SECTION 6.03 Production of Witnesses. Subject to Section 6.02, after the Contribution Date, each of Fresenius AG and GmbH shall, and shall cause each member of the Fresenius AG Group and the FWD Business Group, respectively, to, make available to Fresenius AG or GmbH or any member of the Fresenius AG Group or of the FWD Business Group, as the case may be, upon written request, such Group's directors, officers, employees and agents as witnesses to the extent that any such Person may reasonably be required in connection with any Litigation Matters, administrative or other proceedings in which the requesting party may from time to time be involved and relating to pre-Contribution business of the Fresenius AG Group or the FWD Business Group or relating to or in connection with the relationship between the Groups on or prior to the Contribution Date.

     SECTION 6.04 Retention of Records. Except as otherwise agreed in writing, or as otherwise provided in the Other Agreements, each of Fresenius AG and GmbH shall, and shall cause the members of the Group of which it is a member to, retain all Information in such party's Group's possession or under its control relating directly and primarily to the pre-Contribution business, Assets or Liabilities of the other party's Group that is less than ten years old until such Information is at least ten years old except that if, prior to the expiration of such period, any member of either party's Group wishes to destroy or dispose of any such Information that is at least three years old, prior to destroying or disposing of any of such Information, (1) the party whose Group is proposing to dispose of or destroy any such Information shall provide no less than 30-days' prior written notice to the other party, specifying the Information proposed to be destroyed or disposed of, and (2) if, prior to the scheduled date for such destruction or disposal, the other party requests in writing that any of the Information proposed to be destroyed or disposed of be delivered to such other party, the party whose Group is proposing to dispose of or destroy such Information promptly shall arrange for the delivery of the requested Information to a location specified by, and at the expense of, the requesting party.

     SECTION 6.05 Confidentiality. Subject to Section 6.02, which shall govern Privileged Information, from and after the Contribution Date, each of Fresenius AG and GmbH shall hold, and shall use its reasonable efforts to cause its Affiliates and Representatives to hold, in strict confidence all Information concerning the other party's Group obtained by it prior to the Contribution Date or furnished to it by such other party's Group pursuant to this Agreement or the Other Agreements and shall not release or disclose such Information to any other Person, except its Affiliates and Representatives, who shall be bound by the provisions of this Section 6.05, and each party shall be responsible for a breach by any of its Affiliates or Representatives; provided, however, that any member of the Fresenius AG Group or the FWD Business

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Group may disclose such Information to the extent that (a) disclosure is compelled by judicial or administrative process or, in the opinion of such Person's counsel, by other requirements of law, or (b) such party can show that such Information was (1) available to such Person on a nonconfidential basis (other than from a member of the other party's Group) prior to its disclosure by the other party's Group, (2) in the public domain through no fault of such Person or (3) lawfully acquired by such Person from another source after the time that it was furnished to such Person by the other party's Group, and not acquired from such source subject to any confidentiality obligation on the part of such source, or on the part of the acquiror, known to the acquiror. Notwithstanding the foregoing, each of Fresenius AG and GmbH shall be deemed to have satisfied its obligations under this Section 6.05 with respect to any Information (other than Privileged Information) if it exercises the same care with regard to such Information as it takes to preserve confidentiality for its own similar Information.

     SECTION 6.06 Cooperation With Respect To Government Reports and
Filings. Fresenius AG, on behalf of itself and each member of the Fresenius AG Group, agrees to provide any member of the FWD Business Group, and GmbH, on behalf of itself and each member of the FWD Business Group, agrees to provide any member of the Fresenius AG Group, with such cooperation and Information as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing contemplated by this Agreement or in conducting any other government proceeding relating to pre-Contribution business of the Fresenius AG Group or the FWD Business Group, Assets or Liabilities of either Group or relating to or in connection with the relationship between the Groups on or prior to the Contribution Date. Such cooperation and Information shall include, without limitation, promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any government authority which relate to the Fresenius AG Group, in the case of the FWD Business Group, or the FWD Business Group, in the case of the Fresenius AG Group. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice to provide explanation of any documents or Information provided hereunder.

                                  ARTICLE VII

                        NO REPRESENTATIONS OR WARRANTIES

     SECTION 7.01 No Representations Or Warranties. Fresenius AG acknowledges that, prior to the date of this Agreement, it has had primary responsibility for the operation and management of the FWD Business Assets. GmbH understands and agrees that no member of the Fresenius AG Group is, in this Agreement or in any other agreement or document, representing or warranting to GmbH or any member of the FWD Business Group in any way as to the FWD Business Assets, the FWD Business or the Liabilities of the FWD Business Group or as to any consents or approvals required in connection with the consummation of the transactions contemplated by this Agreement, it being agreed and understood that GmbH and each member of the FWD Business Group shall take all of the FWD Business Assets "as is, where is". GmbH and each member of the FWD Business Group shall bear the economic and legal risk that conveyances of the FWD Business Assets shall prove to be insufficient, that the title of any member of the FWD Business Group to any FWD Business Assets, shall be other than good and marketable and free from encumbrances or that results from the failure of GmbH or any member of the FWD Business Group to obtain any consents or approvals relating to the FWD Business required in connection with the consummation of the transactions contemplated by this Agreement. The foregoing shall be without prejudice to any rights under
Section 4.02 or Section 5.05 of this Agreement.

                                  ARTICLE VIII

                                 MISCELLANEOUS

     SECTION 8.01 Use of Fresenius AG Name and Mark. Prior to the Contribution Date, Fresenius AG shall enter into a license agreement consistent with the terms set forth in Exhibit C hereto, providing for the use of certain of Fresenius AG's names and marks.

     SECTION 8.02 Complete Agreement. This Agreement, the exhibits and schedules hereto and the agreements and other documents referred to herein shall constitute the entire agreement between the parties hereto with respect to the subject matter hereof (other than the Reorganization Agreement and the schedules and exhibits thereto) and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

     SECTION 8.03 Expenses. Fresenius AG shall bear all costs with respect to the transactions contemplated hereby and by the Other Agreements, except as otherwise specifically provided in the Reorganization Agreement and the Other Agreements.

     SECTION 8.04 Jurisdiction and Forum. (a) The parties hereto agree that the appropriate forum for any disputes between any of the parties hereto arising out of this Agreement or the transactions contemplated hereby shall be any state or federal court in the State of New York or the State of Delaware provided that the foregoing shall not limit the rights of any person to obtain execution of judgment in any other jurisdiction. The parties hereto further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

     (b) By the execution and delivery of this Agreement, each of the parties hereto (i) irrevocably designates and appoints The Corporation Trust Company ("CTC-NY") care of CT Corporation System, at 1633 Broadway, 23rd floor, in the City of New York, County of New York, State of New York, 10019, or The Corporation Trust Company ("CTC-DE") care of Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801, as its authorized agent upon which process may be served in any action or proceeding arising out of or relating to this Agreement, (ii) submits to the personal jurisdiction of any state or federal court in the State of New York or the State of Delaware in any such action or proceeding, and (iii) agrees that service of process upon CTC-NY or upon CTC-DE shall be deemed in every respect effective service of process upon such person in any such action or proceeding. Each of the parties hereto further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CTC-NY or CTC-DE in full force and effect so long as this Agreement shall be in effect. The foregoing shall not limit the rights of any party to serve process in any other manner permitted by law.

     (c) To the extent that either of the parties hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such person hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

     SECTION 8.05 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

     If to Fresenius AG or any member of the Fresenius AG Group:

          Fresenius AG
        Borkenberg 14
        61440 Oberursel
        61343 Bad Homburg
        Germany
        Attention: Mr. Udo Werle
        Fax: 011-49-6171-60-2104
     with a copy to:

          O'Melveny & Myers
        Citicorp Center
        153 East 53rd Street
        New York, NY 10022-4611
        Attention: Dr. Ulrich Wagner
        Fax: (212) 326-2061

     If to GmbH or any member of the FWD Business Group

          GmbH
        c/o Fresenius AG
        Borkenberg 14
        61440 Oberursel
        61343 Bad Homburg
        Germany
        Attention: Mr. Udo Werle
        Fax: 011-49-6171-60-2104

     with a copy to:

          W. R. Grace & Co.-Conn.
        One Town Center Road
        Boca Raton, Florida 33486-1010
        Attention: Secretary
        Fax: (407) 362-1635

     with a copy to:

          Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019
        Attention: Andrew R. Brownstein, Esq.
        Fax: (212) 403-2000

or to such other address as any party hereto may have furnished to the other parties by a notice in writing in accordance with this Section 8.05.

     SECTION 8.06 Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement signed by all of the parties hereto.

     SECTION 8.07 Successors and Assigns; No Third-Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns, but neither this Agreement nor any of the rights, interests and obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party. Except for the provisions of Sections 4.02 and 4.03 relating to indemnities, which are also for the benefit of the Indemnitees, this Agreement is solely for the benefit of the parties hereto and their Subsidiaries and Affiliates and is not intended to confer upon any other Persons any rights or remedies hereunder.

     SECTION 8.08 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     SECTION 8.09 Interpretation. The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

     SECTION 8.10 Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.

     SECTION 8.11 References; Construction. References to any "Article," "Exhibit," "Schedule" or "Section," without more, are to Articles, Exhibits, Schedules and Sections to or of this Agreement. Unless otherwise expressly stated, clauses beginning with the term "including" set forth examples only and in no way limit the generality of the matters thus exemplified.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                          FRESENIUS AG

                                          By: /s/  GERD KRICK

                                            ------------------------------------
                                            Name:
                                            Title:

                                          STERIL PHARMA GMBH

                                          By: /s/  GERD KRICK

                                            ------------------------------------
                                            Name:
                                            Title:

                                          W. R. GRACE & CO.-CONN.

                                          By: /s/  ALBERT J. COSTELLO

                                            ------------------------------------
                                            Name:
                                            Title:

                                                                      APPENDIX B

                                    FORM OF
                          CERTIFICATE OF AMENDMENT OF
                        THE CERTIFICATE OF INCORPORATION
                              OF W. R. GRACE & CO.
                       UNDER SECTION 805 OF THE BUSINESS
                                CORPORATION LAW

     The undersigned, being the President and the Secretary, respectively, of W.
R. Grace & Co., hereby certify that:

     1. The name of the corporation is W. R. GRACE & CO. (the "Corporation").

     2. The Certificate of Incorporation of the Corporation was filed by the Department of State on the 23rd day of March, 1988.

     3. This Certificate of Amendment has been duly authorized, pursuant to
Section 803 of the Business Corporation Law of the State of New York, by a vote of the Board of Directors of the Corporation, followed by the vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders duly called for such purpose.

     4. Article FIRST of the Certificate of Incorporation of the Corporation is hereby amended to be as follows:

     The name of the Corporation is

                     FRESENIUS NATIONAL MEDICAL CARE, INC.

     5. Article FOURTH, paragraphs (a) and (b) of the Certificate of Incorporation of the Corporation are hereby amended to be as follows:

          (a) The Corporation shall have authority to issue an aggregate of 600,000,000 shares of capital stock, divided into classes as set forth in this Article.

          (b) The designation of each class of shares which the Corporation shall be authorized to issue, the authorized number of shares of each class, and the par value thereof per share, shall be as follows:

                                                                             AUTHORIZED
                                                               PAR VALUE      NUMBER OF
                        DESIGNATION OF CLASS                   PER SHARE       SHARES
        -----------------------------------------------------  ---------     -----------
        6% Preferred.........................................    $ 100            40,000
        Class A Preferred....................................    $ 100            50,000
        Class B Preferred....................................    $ 100            40,000
        Class C Preferred....................................    $   1         5,000,000
        Class D Preferred....................................    $ .10       100,000,000
        Common...............................................    $   1       300,000,000

     6. Article FOURTH, paragraph (c) of the Certificate of Incorporation of the Corporation is hereby amended by the addition of new subparagraphs 5 through 9, replacing the current subparagraphs 5 through 7, to be as follows:

5. CLASS D PREFERRED STOCK.

SECTION 1. DESIGNATION; NUMBER; LIQUIDATION PREFERENCE.

     (a) The shares of such series shall be designated as Class D Preferred Stock, and such series shall also be known as the "Class D Special Dividend Preferred Stock". The number of shares authorized may be decreased (but not increased) by the Board of Directors without a vote of shareholders; provided, however, that such number may not be decreased below the number of then outstanding shares of Class D Special Dividend Preferred Stock.

     (b) Subject to Section 7, the Class D Special Dividend Preferred Stock shall have, with respect to rights on liquidation, dissolution or winding up, a liquidation preference of $.10 per share and with respect to dividend rights and rights on liquidation, dissolution or winding up, shall rank, subsequent to all shares of the 6% Preferred Stock, Class A Preferred Stock and Class B Preferred Stock of the Corporation issued and outstanding as of the Issue Date, and prior to all other shares of capital stock of the Corporation now or hereafter authorized including, without limitation, the Class C Preferred Stock and the Common Stock of the Corporation (collectively, the "Junior Stock").

SECTION 2. DIVIDENDS AND DISTRIBUTIONS.

     (a) The holders of shares of Class D Special Dividend Preferred Stock, in preference to holders of shares of Junior Stock, shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation at the time legally available therefor, a special dividend (the "Special Dividend") equal, in the aggregate with respect to all shares of Class D Special Dividend Preferred Stock, to the Special Dividend Amount ("Special Dividend Amount") determined pursuant to the formula set forth below. Upon such a declaration, and subject to paragraph (d) below, the Special Dividend shall be payable in cash in annual installments on October 1, 2002 and, thereafter, on October 1 in each of the following years, if applicable (each such date, a "Payment Date"); and the aggregate amount payable on any Payment Date shall be equal to the lesser of (i) $100 million or (ii) the amount of the Special Dividend Amount then remaining unpaid in accordance with the provisions hereof. Subject to the requirements of applicable law, the Special Dividend shall be declared in a single declaration irrespective of the number of installments in which it will be paid. The Special Dividend Amount shall be publicly announced by Fresenius Medical Care on or before May 1, 2002 (such announcement, the "Public Announcement").

     (b) Calculation of the Special Dividend Amount.

          (i) The Special Dividend Amount shall be equal to the Target Face Amount plus the Special Differential, if the Special Differential is a positive number, and less the absolute value of the Special Differential, if the Special Differential is a negative number.

          (ii) The Special Differential shall be equal to (A) the Applicable Percentage of the excess of the cumulative actual Adjusted Cash Flow of Fresenius Medical Care on a consolidated basis for the five-year period beginning on January 1, 1997 and ending on December 31, 2001 (the "Dividend Accrual Period"), above $3.7 billion less (B) $200 million.

          (iii) The Adjusted Cash Flow of Fresenius Medical Care on a consolidated basis shall be equal to net income to common shareholders (without regard to the Special Dividend), plus depreciation and amortization, plus non-cash restructuring charges, provisions for impairment in the value of long-term assets, and similar recorded reserves as of December 31, 2001, as reflected on Fresenius Medical Care's consolidated audited financial statements prepared in accordance with U.S. GAAP, less any after-tax cash expenditures paid to third parties incurred in connection with the matters underlying the investigations of NMC and its subsidiaries by the OIG referenced in the five subpoenas received by NMC from the OIG on October 17, 1995 not reflected in net income to common shareholders during the Dividend Accrual Period.

          (iv) The Applicable Percentage shall be 44.8%, which percentage shall be increased and decreased proportionately to reflect issuances or repurchases (to the extent that no Special Dividend is payable with respect to such repurchased shares) of Class D Special Dividend Preferred Stock following the Reorganization.

          (v) Accompanying payment of the Special Dividend shall be a Certificate of the Chief Financial Officer of Fresenius Medical Care certifying that the amount of the Special Dividend has been calculated in accordance with the provisions hereof, together with an opinion of Fresenius Medical Care's independent public accountant to the same effect.

     (c) The Special Dividend payable pursuant to Section 2(b) shall begin to accrue and shall be cumulative from January 1, 1997, and shall accrue on a quarterly basis, in each case, whether or not declared, subject to decrease in future periods to the extent that the Special Differential decreases after any accrual. Any payment of the Special Dividend made in an amount less than the total amount of such Special Dividend at the time payable shall be allocated pro rata on a share-by-share basis among all such shares of Class D Special Dividend Preferred Stock at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Class D Special Dividend Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be no more than 60 days or less than 10 days prior to the date fixed for the payment thereof.

     (d) The Special Dividend shall be paid in cash, except that if the Common Stock is listed on the NYSE or quoted on the Nasdaq Stock Market, the Special Dividend, or any installment thereof, may be paid, in the sole discretion of the Corporation, either (i) in cash, (ii) in Common Stock, based upon the Market Price as of the record date for such payment, or (iii) any combination of cash and Common Stock, based upon the Market Price as of the record date for such payment. All Common Stock issued as a dividend with respect to the Class D Special Dividend Preferred Stock shall thereupon be duly authorized, validly issued, fully paid and nonassessable.

     (e) If at any time after May 1, 2002 any portion of the Special Dividend is not declared, or is not paid on the applicable Payment Date, the Corporation shall not make any Restricted Payment.

SECTION 3. ADJUSTMENTS.

     The Board of Directors of the Corporation, with the concurrence of all of the Independent Directors of Fresenius Medical Care, or a majority of such Independent Directors if there are three or more, shall make appropriate adjustments to the provisions of Section 2 hereof to preserve their intended economic effect, in the light of changes in capitalization, accounting policy and extraordinary transactions (including without limitation mergers, consolidations or sales of assets). No adjustments of such provisions on account of the foregoing or otherwise shall be made without the concurrence of a majority of the Independent Directors of Fresenius Medical Care.

SECTION 4. VOTING RIGHTS.

     In addition to any voting rights provided by law, the holders of shares of Class D Special Dividend Preferred Stock shall have the following voting rights:

     (a) Except as otherwise required by applicable law, each share of Class D Special Dividend Preferred Stock shall entitle the holder thereof to vote, in person or by proxy, at each special or annual meeting of shareholders, on all matters voted on by holders of Common Stock voting together as a single class with other shares entitled to vote thereon. With respect to any such vote, each share of Class D Special Dividend Preferred Stock shall entitle the holder thereof to cast 1/10(one-tenth) of a vote.

     (b) If on any date after the earlier of (x) the Public Announcement or (y) May 1, 2002, the Corporation shall have failed to declare, or shall have failed to pay on the applicable Payment Date, the full amount of the installment of the Special Dividend then payable on the Class D Special Dividend Preferred Stock, then the number of directors constituting the Board of Directors shall, without further action, be increased by two and the holders of shares of Class D Special Dividend Preferred Stock shall have, in addition to the other voting rights set forth herein with respect to the Class D Special Dividend Preferred Stock, the exclusive right, voting separately as a single class, to elect two directors of the Corporation to fill such newly created directorships, by written consent as provided herein, or at a special meeting of such holders called as provided herein. Any such additional directors shall continue as directors (subject to reelection or removal as provided in Section 4(c)(ii)) and the holders of Class D Special Dividend Preferred Stock shall have such additional voting rights until such time as all installments of the Special Dividend then payable on the Class D Special Dividend Preferred Stock shall have been declared and paid in full at which time such additional directors shall cease to be directors, the number of directors constituting the Board of Directors shall be reduced by two and such additional voting rights of the holders of Class D Special Dividend Preferred Stock shall terminate, subject to revesting in the event of each and every subsequent event of the character indicated above.

     (c) (i) The foregoing right of holders of shares of Class D Special Dividend Preferred Stock to take any action as provided in Section 4(b) may be exercised at any annual meeting of shareholders in New York or at a special meeting of holders of shares of Class D Special Dividend Preferred Stock in New York, held for such purpose as hereinafter provided or at any adjournment thereof, or by the written consent, delivered to the Secretary of the Corporation, of the holders of the minimum number of shares required to take such action. So long as such right to vote, as provided in Section 4(b), continues (and unless such right has been exercised by written consent of the minimum number of shares required to take such action), the President of the Corporation may call, and upon the written request of holders of record of at least 10% of the aggregate outstanding shares of Class D Special Dividend Preferred Stock addressed to the Secretary of the Corporation at the principal office of the Corporation, shall call, a special meeting of the holders of shares of Class D Special Dividend Preferred Stock entitled to vote as provided herein. Such meeting shall be called within 30 days after delivery of such request to the Secretary, and held within 60 days of delivery after such request or as soon thereafter as practicable at the place and upon the notice provided by law and in the by-laws of the Corporation for the holding of meetings of shareholders.

     (ii) At each meeting of shareholders at which the holders of shares of Class D Preferred Stock shall have the right, voting separately as a single class, to elect two directors of the Corporation as provided in Section 4(b) or to take any action, the presence in person or by proxy of the holders of record of one-third of the total aggregate number of shares of Class D Special Dividend Preferred Stock then outstanding and entitled to vote on the matter shall be necessary and sufficient to constitute a quorum. At any such meeting or at any adjournment thereof:

          (A) the absence of a quorum of the holders of shares of Class D Special Dividend Preferred Stock shall not prevent the election of directors other than those to be elected by the holders of shares of Class D Special Dividend Preferred Stock, and the absence of a quorum of the holders of shares of any other class or series of capital stock shall not prevent the election of directors to be elected by the holders of shares of Class D Special Dividend Preferred Stock or the taking of any action as provided in Section 4(b); and

          (B) in the absence of a quorum of the holders of shares of Class D Special Dividend Preferred Stock, a majority of the holders of such shares present in person or by proxy shall have the power to adjourn the meeting as to the actions to be taken by the holders of shares of Class D Special Dividend Preferred Stock from time to time and place to place without notice other than announcement at the meeting until a quorum shall be present.

     For taking of any action as provided in Section 4(b) by the holders of shares of Class D Special Dividend Preferred Stock each such holder shall have one vote for each share of such stock standing in his name on the transfer books of the Corporation as of any record date fixed for such purpose or, if no such date be fixed, at the close of business on the Business Day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the Business Day next preceding the day on which the meeting is held; provided, however, that shares of Class D Special Dividend Preferred Stock held by the Corporation or any Subsidiary of the Corporation shall not be deemed to be outstanding for purposes of taking any action as provided in this Section 4.

     Each director elected by the holders of shares of Class D Special Dividend Preferred Stock, as provided in Section 4(b) shall, unless his term shall expire earlier in accordance with the provisions thereof, or unless he shall be removed as provided in this Section 4(c)(ii), hold office until the annual meeting of shareholders next succeeding his election or until his successor, if any, is elected and qualified.

     If any director so elected by the holders of Class D Special Dividend Preferred Stock shall cease to serve as a director before his term shall expire (except by reason of the termination of the voting rights accorded to the holders of Class D Special Dividend Preferred Stock in accordance with Section 4(b)), the holders of the Class D Special Dividend Preferred Stock then outstanding and entitled to vote for such director may, by written consent as provided herein or at a special meeting of such holders called as provided herein, elect a successor to hold office for the unexpired term of the director whose place shall be vacant.

     Any director elected by the holders of shares of Class D Special Dividend Preferred Stock, voting together as a separate class, may be removed from office with or without cause by the vote or written consent of the holders of at least a majority of the aggregate outstanding shares of Class D Special Dividend Preferred Stock at the time of removal. A special meeting of the holders of shares of Class D Special Dividend Preferred Stock for such purpose may be called in accordance with the procedures set forth in Section 4(c)(i).

SECTION 5. OPTIONAL REDEMPTION.

     (a) (i) The Corporation shall not have any right to redeem any shares of Class D Special Dividend Preferred Stock prior to the Public Announcement. Thereafter, the Corporation shall have the right, at its sole option and election, to redeem (an "Optional Redemption") all or a portion of the shares of Class D Special Dividend Preferred Stock, on not more than 45 nor less than 30 days' notice of the date of redemption (any such date an "Optional Redemption Date"), at a price per share (the "Optional Redemption Price") equal to the greater of (A) the Liquidation Preference of such share, or (B) an amount per share equal to any unpaid portion of the Special Dividend, whether or not declared or payable, on the applicable Optional Redemption Date. The Optional Redemption Price shall be paid in cash, except that if the Common Stock is listed on the NYSE or quoted on the Nasdaq Stock Market, the Optional Redemption Price may be paid, in the sole discretion of the Corporation, either in (i) cash, (ii) Common Stock, based upon the Market Price as of the record date for such Optional Redemption, or (iii) any combination of cash and Common Stock, based upon the Market Price as of the record date for such Optional Redemption. All Common Stock issued as a redemption amount with respect to the Class D Special Dividend Preferred Stock shall thereupon be duly authorized, validly issued, fully paid and nonassessable.

     (ii) If the Corporation shall determine to redeem less than all the shares of Class D Special Dividend Preferred Stock then outstanding pursuant to Section 5 (a)(i) of this subparagraph 5, the shares to be redeemed shall be selected pro rata (as nearly as may be) so that the number of shares redeemed from each holder shall be the same proportion of all the shares to be redeemed that the total number of shares of Class D Special Dividend Preferred Stock then held by such holder bears to the total number of shares of Class D Special Dividend Preferred Stock then outstanding.

     (b) Notice of any Optional Redemption shall specify the Optional Redemption Date, the Optional Redemption Price, the place or places of payment, that payment (including the amount and terms thereof) will be made upon presentation and surrender of the shares of Class D Special Dividend Preferred Stock, and shall be given by publication in a newspaper of general circulation in the Borough of Manhattan, the City of New York (if such publication shall be required by applicable law, rule, regulation or securities exchange requirement), not less than 30, nor more than 45, days prior to the Optional Redemption Date; and, in any case, a similar notice shall be mailed at least 30, but not more than 45, days prior to the Optional Redemption Date to each holder of shares of Class D Special Dividend Preferred Stock, at such holder's address as it appears on the transfer books of the Corporation. In order to facilitate the redemption of shares of Class D Special Dividend Preferred Stock, the Board of Directors may fix a record date for the determination of shares of Class D Special Dividend Preferred Stock to be redeemed, not more than 60 days or less than 45 days prior to the Optional Redemption Date.

     (c) On the date of any Optional Redemption that is specified in a notice given pursuant to Section 5(b), the Corporation shall, and at any time after such notice shall have been mailed and before the Optional Redemption Date the Corporation may, deposit for the benefit of the holders of shares of Class D Special Dividend Preferred Stock the funds necessary for such redemption with a bank or trust company in the Borough of Manhattan, the City of New York, having a capital and surplus of at least $100,000,000. Any moneys so deposited by the Corporation and unclaimed at the end of two years from the Optional Redemption Date shall revert to the general funds of the Corporation. After such reversion, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts and, thereupon, such bank or trust company shall be relieved of all responsibility in respect thereof and any holder of shares of Class D Special Dividend Preferred Stock to be redeemed shall look only to the Corporation for the payment of the Optional Redemption Price.

     (d) Notice of redemption having been given as aforesaid, upon the deposit of funds pursuant to Section 5(c) in respect of shares of Class D Special Dividend Preferred Stock to be redeemed pursuant to Section 5(a), notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, from and after the Optional Redemption Date, (i) the shares represented thereby shall no longer be deemed outstanding, (ii) the rights to receive dividends thereon shall cease to accrue, and (iii) all rights of the holders of shares of Class D Special Dividend Preferred Stock to be redeemed shall cease and terminate, excepting only the right to receive the Optional Redemption Price therefor; provided, however, that, if the Corporation shall default in the payment of the Optional Redemption Price, the shares of Class D Special Dividend Preferred Stock shall thereafter be deemed to be outstanding and the holders thereof shall have all of the rights of a holder of Class D Special Dividend Preferred Stock until such time as such default shall no longer be continuing or shall have been waived by holders of at least 66-2/3% of the then outstanding shares of Class D Special Dividend Preferred Stock.

     (e) Any notice that is mailed as herein provided shall be conclusively presumed to have been duly given, whether or not the holder of shares of Class D Special Dividend Preferred Stock receives such notice, and failure to give such notice by mail, or any defect in such notice, to the holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Class D Special Dividend Preferred Stock. On or after the Optional Redemption Date, each holder of the shares called for redemption shall surrender the certificate evidencing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment of the Optional Redemption Price. If less than all the shares evidenced by any such surrendered certificate are redeemed, a new certificate shall be issued evidencing the unredeemed shares.

SECTION 6. ACQUIRED SHARES.

     Any shares of Class D Special Dividend Preferred Stock acquired by the Corporation or any of its Subsidiaries in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares of Class D Special Dividend Preferred Stock shall upon their cancellation become authorized but unissued shares of Preferred Stock of the Corporation.

SECTION 7. LIQUIDATION, DISSOLUTION OR WINDING UP.

     (a) If the Corporation shall commence a voluntary case or proceeding under the United States bankruptcy laws or any applicable bankruptcy, insolvency or similar law of any state or other country, or consent to the entry of an order for relief in an involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief or similar decree or order in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the United States bankruptcy laws or any applicable bankruptcy, insolvency or similar law of any other country, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and on account of any such event the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up, no distribution shall be made to the holders of shares of Junior Stock unless, prior thereto, the holders of shares of Class D Special Dividend Preferred Stock shall have received the Optional Redemption Price.

     (b) Neither the consolidation or merger of the Corporation with or into any other Person nor the sale or transfer of all or any part of the Corporation's assets for cash, securities or other property shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this
Section 7.

SECTION 8. DEFINITIONS.

     For the purposes of this Certificate of Amendment, the following terms shall have the meanings indicated:

     "Adjusted Cash Flow" shall have the meaning ascribed to such term in Section (2)(b)(iii).

     "Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

     "Applicable Percentage" shall have the meaning ascribed to such term in
Section 2(b)(iv).

     "Board of Directors" shall mean the Board of Directors of the Corporation.

     "Business Day" shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law or executive order to close.

     "Common Stock" shall have the meaning ascribed to such term in Section 1(a) of this Article FOURTH.

     "Effective Time" shall have the meaning ascribed to such term in the Reorganization Agreement.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder.

     "Fresenius Medical Care" shall mean Fresenius Medical Care AG, an Aktiengesellschaft organized under the laws of the Federal Republic of Germany.

     "Independent Directors" shall mean individuals without a substantial business or professional relationship with the Corporation.

     "Issue Date" shall mean the date of first issue of Class D Special Dividend Preferred Stock.

     "Junior Stock" shall have the meaning ascribed to such term in Section 1(b) of this article FOURTH.

     "Liquidation Preference," with respect to a share of Class D Special Dividend Preferred Stock, shall mean $.10.

     "Market Price" shall mean, per share of Common Stock, on any date specified herein, the closing price per share of the Common Stock on such date published in The Wall Street Journal or, if no such closing price on such date is published in The Wall Street Journal, the average of the closing bid and asked prices on such date, as officially reported on the principal national securities exchange on which the Common Stock is then listed or admitted to trading, or, if the Common Stock is not then listed or admitted to trading on any national securities exchange, as quoted by the Nasdaq Stock Market.

     "NASD" shall mean the National Association of Securities Dealers, Inc.

     "Nasdaq Stock Market" shall mean the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System.

     "NMC" shall mean National Medical Care, Inc., a Delaware corporation.

     "NYSE" shall mean the New York Stock Exchange.

     "OIG" shall mean the Office of the Inspector General of the United States Department of Health and Human Services.

     "Optional Redemption" shall have the meaning ascribed to such term in
Section 5(a) of this Article FOURTH.

     "Optional Redemption Date" shall have the meaning ascribed to such term in
Section 5(a) of this Article FOURTH.

     "Optional Redemption Price" shall have the meaning ascribed to such term in
Section 5(a) of this Article FOURTH.

     "Payment Date" shall have the meaning ascribed to such term in Section 2(a) of this Article FOURTH.

     "Person" shall mean any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

     "Preferred Stock" shall mean any preferred stock of the Corporation.

     "Public Announcement" shall have the meaning ascribed to such term in
Section 2(a) of this ARTICLE FOURTH.

     "Reorganization" shall have the meaning ascribed to such term in the Reorganization Agreement.

     "Reorganization Agreement" shall mean the Agreement and Plan of Reorganization dated as of February 4, 1996 by and between the Corporation and Fresenius AG.

     "Restricted Payment" shall mean any dividend payment or other distribution of assets, properties, cash, rights, obligations or securities by the Corporation on account of any shares of Junior Stock or the purchase, redemption or other acquisition for value by the Corporation or any Subsidiary of the Corporation of any shares of Junior Stock, except for distributions or purchases paid exclusively in other Junior Stock.

     "Special Differential" shall have the meaning ascribed to such term in
Section 2(b)(ii).

     "Special Dividend" shall have the meaning ascribed to such term in Section 2(a).

     "Special Dividend Amount" shall have the meaning ascribed to such term in
Section 2(a).

     "Subsidiary" of any Person shall mean any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

     "Target Face Amount" shall mean the sum of $200 million, in the aggregate with respect to all shares of Class D Special Dividend Preferred Stock.

     "U.S. GAAP" shall mean United States Generally Accepted Accounting Principles.

     "Voluntary Liquidation Event" shall have the meaning ascribed to such term in Section 7(a).

SECTION 9. PREEMPTIVE RIGHTS.

     The holders of Class D Special Dividend Preferred Stock shall not be entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

     6. In the event of the liquidation, dissolution or winding up (whether voluntary or involuntary) of the Corporation, after payment to the holders of the 6% Preferred Stock, the Class A Preferred Stock, the Class B Preferred Stock, the Class C Preferred Stock and the Class D Preferred Stock of the amounts to which such holders shall be entitled, the remaining assets of the Corporation shall be distributed ratably to the holders of the Common Stock.

     7. Except as may be otherwise required by the laws of the State of New York, in voting upon all questions each holder of capital stock of the Corporation shall be entitled to one hundred sixty votes for every share of 6% Preferred Stock, sixteen votes for every share of Class A Preferred Stock, sixteen votes for every share of Class B Preferred Stock, and one vote for every share of Common Stock held by such holder, and except as may be otherwise required by such laws, or specified by the Board of Directors with respect to any series of the Class C Preferred Stock, all shares of stock shall vote as a single class.

     8. Before any stock authorized under this Certificate of Incorporation but unissued is otherwise offered for sale, it shall first be offered to the shareholders of the Corporation as follows: holders of 6% Preferred Stock, Class A Preferred Stock and Class B Preferred Stock shall have the right to take at par in proportion to their holdings all such additional 6% Preferred Stock; any increase in Class A Preferred Stock shall be offered at the issue price to the holders of Class A Preferred Stock and to the holders of Class B Preferred Stock in proportion to their holdings; any increase in Class B Preferred Stock shall be offered at the issue price to the holders of Class A Preferred Stock and to the holders of Class B Preferred Stock in proportion to their holdings. No holder of any class of capital stock shall be entitled as a matter of right to be offered any shares of Class C Preferred Stock, Class D Preferred Stock or Common Stock, or any options, warrants or rights to acquire Class C Preferred Stock, Class D Preferred Stock or Common Stock, or any securities convertible into Class C Preferred Stock, Class D Preferred Stock or Common Stock, which the Corporation may propose to issue.

     IN WITNESS WHEREOF, we have signed this Certificate of Amendment on this
     day of           , 1996.

                                          --------------------------------------
                                          Name:
                                                        President

                                          --------------------------------------
                                          Name:
                                                        Secretary

                                                                      APPENDIX C

                         [LETTERHEAD OF MERRILL LYNCH]

                                                                February 4, 1996

Board of Directors
W.R. Grace & Co.
One Town Center Rd.
Boca Raton, FL 33486-1010

Dear Sirs and Mesdames:

     We understand that W.R. Grace & Co. (the "Company") has entered into an Agreement and Plan of Reorganization (the "Agreement") with Fresenius Aktiengesellschaft ("Fresenius AG") and Fresenius USA, Inc. ("FUSA"), and the Company, Fresenius AG and/or certain of their respective affiliates have entered or will enter into certain related agreements, including a Contribution Agreement (the "Contribution Agreement") by and between Fresenius AG, Fresenius GmbH and W.R. Grace (Connecticut) Inc. ("Grace-CT"), and a Distribution Agreement (the "Distribution Agreement") by and between the Company, Grace-CT and Fresenius AG.

     Pursuant to these agreements, among other things: (i) Fresenius AG will contribute its worldwide dialysis businesses, including its interest in FUSA (collectively, "FWD"), to a subsidiary ("Newco") and FUSA will merge with a subsidiary of Newco; (ii) National Medical Care, Inc., a wholly owned subsidiary of Grace-CT ("NMC"), will retain or assume $2.263 billion of indebtedness and will distribute all of its cash and marketable securities to Grace-CT (collectively, the "Distribution"); (iii) Grace-CT will distribute to the Company the stock of NMC, and the Company will distribute to the holders of common stock of the Company all of the outstanding shares of capital stock of Grace-CT; and (iv) a subsidiary of Newco will merge into the Company (the "Merger"), pursuant to which the outstanding shares of common stock and common stock equivalents of the Company will be converted into the right to receive American Depositary Receipts (the "ADRs") representing 44.8% of the ordinary shares of Newco. The transactions contemplated by the Merger Agreement, the Contribution Agreement and the Distribution Agreement are collectively referred to herein as the "Transactions."

     You have asked us to advise you with respect to the fairness to the holders of the common stock of the Company, from a financial point of view, of the terms of the Distribution and the Merger, taken together.

     In arriving at our opinion, we have:

          (i) reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1994 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995, June 30, 1995 and September 30, 1995;

          (ii) reviewed certain historical financial information with respect to NMC furnished to us by the Company and reviewed NMC's Form 10 filed with the SEC on September 25, 1995 which included audited financial information for the three fiscal years ended December 31, 1994 and unaudited financial information for the six month period ending June 30, 1995 and June 30, 1994;

          (iii) reviewed certain historical financial information with respect to Fresenius AG and FWD furnished to us by Fresenius and reviewed FUSA's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1994 and FUSA's Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995, June 30, 1995 and September 30, 1995;

          (iv) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of NMC, FWD and FUSA, furnished to us by the Company, Fresenius

     AG and FUSA, including certain information with respect to potential synergies which may result from the Merger;

          (v) conducted discussions with members of senior management of the Company and NMC, and with Fresenius AG and FUSA, with respect to the businesses, operations and prospects of NMC, FWD and FUSA, respectively;

          (vi) compared the results of operations of NMC and FWD with those of certain other companies which we deemed to be reasonably similar to NMC and FWD;

          (vii) considered certain terms of the documents which govern the rights of stockholders of Newco, including certain governance provisions applicable to Fresenius AG and Newco;

          (viii) compared the proposed financial terms of the Transactions with the financial terms of certain other mergers and acquisitions which we deemed relevant;

          (ix) reviewed the financial terms and conditions of the proposed forms of the Agreement, the Contribution Agreement and the Distribution Agreement;

          (x) reviewed the terms of the letter from Baxter International Inc. ("Baxter") to the Company dated January 31, 1996, setting forth a proposal for the acquisition by Baxter of NMC; and

          (xi) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company and Fresenius AG, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Company or FWD. With respect to the financial forecasts furnished by the Company and Fresenius AG, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's and NMC's or Fresenius AG's management as to the expected future financial performance of the Company, NMC or FWD, as the case may be. We have also relied upon the views of the Company's and Fresenius AG's managements concerning the business, operational and strategic benefits and implications of the Merger, including financial forecasts provided to us by the Company and Fresenius AG relating to synergistic benefits to FWD and NMC. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of the ADRs actually will be when issued to the Company's stockholders pursuant to the Merger or the prices at which the ADRs will trade subsequent to Merger. In addition, we understand that NMC is the target of certain governmental and regulatory investigations relating to the conduct of its business, which may result in substantial liabilities and obligations being incurred by NMC in the future, the amount of which management of the Company is presently unable to predict. We also understand that the financial statements, pro forma financial statements and registration statement of Newco have not yet been prepared.

     We have assumed, with your consent, that the Transactions will comply with applicable United States, foreign, federal and state laws, including, without limitation, laws relating to the payment of dividends, bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect affecting creditors' rights generally. We have assumed, with your consent, that receipt of the ADRs will be tax-free for federal income tax purposes to the stockholders of the Company and that none of the Company, NMC, FWD, FUSA and Newco will recognize income, gain or loss as a result of the Transactions. In addition, we have assumed, with your consent, that Grace-CT and Fresenius AG will perform their respective indemnification obligations which may arise under the Distribution Agreement and the Contribution Agreement in accordance with their respective terms.

     We have acted as financial advisor to the Company in connection with the Transactions and certain other past and current transactions and will receive a fee for our services in connection with the Transactions, a significant portion of which is contingent upon the consummation of the Transactions.

     In the ordinary course of our business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of the Company and Fresenius AG for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transactions, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Merrill Lynch's prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the terms of the Distribution and the Merger, taken together, are fair, from a financial point of view, to the holders of the common stock of the Company.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE,
                                            FENNER & SMITH INCORPORATED

                                          By: /s/  Douglas W. Squires
                                            ------------------------------------
                                            Managing Director
                                            Investment Banking

                        [LETTERHEAD OF CS FIRST BOSTON]

                                                                February 4, 1996

Board of Directors
W. R. Grace & Co.
One Town Center Rd.
Boca Raton, FL 33486-1010

Dear Sirs and Mesdames:

     We understand that W. R. Grace & Co. (the "Company") has entered into an Agreement and Plan of Reorganization (the "Agreement") with Fresenius Aktiengesellschaft ("Fresenius AG") and Fresenius USA, Inc. ("FUSA"), and the Company, Fresenius AG and/or certain of their respective affiliates have entered or will enter into certain related agreements, including a Contribution Agreement (the "Contribution Agreement") by and between Fresenius AG, Fresenius GmbH and W.R. Grace (Connecticut) Inc. ("Grace-CT"), and a Distribution Agreement (the "Distribution Agreement") by and between the Company, Grace-CT and Fresenius AG.

     Pursuant to these agreements, among other things: Fresenius AG will contribute its worldwide dialysis businesses, including its interest in FUSA (collectively, "FWD"), to a subsidiary ("Newco") and FUSA will merge with a subsidiary of Newco; (ii) National Medical Care, Inc., a wholly owned subsidiary of Grace-CT ("NMC"), will retain or assume $2.263 billion of indebtedness and will distribute all of its cash and marketable securities to Grace-CT (collectively, the "Distribution"); (iii) Grace-CT will distribute to the Company the stock of NMC, and the Company will distribute to the holders of common stock of the Company all of the outstanding shares of capital stock of Grace-CT; and (iv) a subsidiary of Newco will merge into the Company (the "Merger"), pursuant to which the outstanding shares of common stock and common stock equivalents of the Company will be converted into the right to receive American Depositary Receipts (the "ADRs") representing 44.8% of the ordinary shares of Newco. The transactions contemplated by the Agreement, the Contribution Agreement and the Distribution Agreement are collectively referred to herein as the "Transactions."

     You have asked us to advise you with respect to the fairness to the holders of the common stock of the Company, from a financial point of view, of the terms of the Distribution and the Merger, taken together.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, NMC and FWD, as well as the Agreement, the Contribution Agreement and the Distribution Agreement. We have also reviewed certain other information, including financial forecasts and certain information with respect to potential synergies which may result from the Merger, provided to us by the Company and Fresenius AG, and have met with management of the Company, Fresenius AG and FUSA to discuss the business and prospects of NMC, FWD and FUSA.

     We have also considered certain financial data of NMC, FWD and FUSA and we have compared that data with similar data for other publicly held companies in businesses similar to those of NMC, FWD and FUSA and we have considered the financial terms of certain other business combinations and other transactions. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonable prepared on bases reflecting the best currently available estimates and judgments of the Company's and Fresenius AG's managements as to the future financial performance of NMC and FWD. We have also relied upon the views of the Company's and Fresenius AG's managements concerning the business, operational and strategic benefits and implications of the Merger, including financial forecasts provided to us by the Company and Fresenius AG relating to synergistic benefits to FWD and NMC. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NMC or FWD, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of the ADRs actually will be when issued to the Company's stockholders pursuant to the Merger or the prices at which the ADRs will trade subsequent to Merger. In addition, we understand that NMC is the target of certain governmental and regulatory investigations relating to the conduct of its business, which may result in substantial liabilities and obligations being incurred by NMC in the future, the amount of which management of the Company is presently unable to predict. We also understand that the financial statements, pro forma financial statements and registration statement of Newco have not yet been prepared.

     We have assumed, with your consent that the Transactions will Comply with applicable United States, foreign, federal and state laws, including, without limitation, laws relating to the payment of dividends, bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect affecting creditors' rights generally. We have assumed, with your consent, that receipt of the ADRs will be tax-free for federal income tax purposes to the stockholders of the Company and that none of the Company, NMC, FWD, FUSA and Newco will recognize income, gain or loss as a result of the Transactions. In addition, we have assumed, with your consent, that Grace-CT and Fresenius AG will perform their respective indemnification obligations which may arise under the Distribution Agreement and the Contribution Agreement in accordance with their respective terms.

     We have acted as financial advisor to the Company in connection with the Transactions and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transactions.

     In the ordinary course of our business, CS First Boston and its affiliates may actively trade the debt and equity securities of the Company and Fresenius AG for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transactions, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without CS First Boston's prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the terms of the Distribution and the Merger, taken together, are fair, from a financial point of view, to the holders of the common stock of the Company.

                                          Very truly yours,

                                          CS FIRST BOSTON CORPORATION

                                          By: /s/  Charles H. Thomas
                                             ----------------------------------

                                                                      APPENDIX D

                      [LETTERHEAD OF SALOMON BROTHERS INC]

                                                                     May 8, 1996

Independent Committee of the Board of Directors
Fresenius USA, Inc.
2637 Shadelands Drive
Walnut Creek, California 94598

Members of the Independent Committee:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders (other than Fresenius AG and W.
R. Grace & Co. and their subsidiaries) of shares of common stock, par value $0.01 per share (the "Company Common Stock"), of Fresenius USA, Inc., a Massachusetts corporation (the "Company"), of the exchange ratio (the "Fresenius USA Public Stockholder Exchange Ratio") of 0.37067735 ordinary shares, nominal value DM 5 per share (the "FMC Ordinary Shares") of Fresenius Medical Care AG ("Fresenius Medical Care"), to be represented by American Depositary Shares (the "FMC ADSs"), for each share of Company Common Stock, pursuant to the Agreement and Plan of Reorganization the "Reorganization Agreement") dated as of February 4, 1996, between W. R. Grace & Co. ("Grace") and Fresenius AG ("Fresenius"), and the proposed letter agreement between Fresenius, Grace and the Company to be dated May 8, 1996 and the proposed agreement between Fresenius and the Company to be dated May 8, 1996, which set forth the Fresenius USA Public Stockholder Exchange Ratio and the number of FMC Ordinary Shares that will be outstanding following the Reorganization (together, the "Exchange Ratio Agreements"). Pursuant to the Reorganization Agreement, among other things, (i) Fresenius, the owner of a majority of the fully diluted outstanding shares of Common Stock will contribute (the "Contribution") all shares of Company Common Stock, warrants on Company Common Stock and (unless theretofore converted into Company Common Stock) shares of preferred stock of the Company it owns and the remainder of its worldwide dialysis business ("FWD") to Fresenius Medical Care pursuant to the Contribution Agreement (the "Contribution Agreement") attached as an exhibit to the Reorganization Agreement, (ii) pursuant to a Distribution Agreement (the "Distribution Agreement") attached as an exhibit to the Reorganization Agreement, National Medical Care, Inc. ("NMC"), a wholly-owned subsidiary of W.
R. Grace (Connecticut) Inc. ("Grace-CT"), which is itself a wholly-owned subsidiary of Grace, will borrow or otherwise assume approximately $2.3 billion of indebtedness, and will distribute all of its cash and marketable securities to Grace-CT, Grace-CT will distribute to Grace all of the stock of NMC, and Grace will distribute to its stockholders all of the outstanding stock of Grace-CT (with Grace-CT or its subsidiaries holding all of the assets, and having retained or assumed all of the liabilities, of Grace and its subsidiaries other than the assets and liabilities of NMC and its subsidiaries) (collectively, the "Spin-Off Transactions"), (iii) subsequent to the Spin-Off Transactions, Grace will be recapitalized (the "Recapitalization") and each holder of common stock, $1.00 par value per share, of Grace (the "Grace Common Stock") will receive shares of a new series of Grace preferred stock (the "Grace New Preferred Shares"), (iv) subsequent to the Spin-Off Transactions and the Recapitalization, a wholly-owned subsidiary of Fresenius Medical Care will merge with and into Grace (the "Grace Merger"), and (v) pursuant to the Reorganization Agreement and the Exchange Ratio Agreements, and subsequent to the Spin-Off Transactions and the Recapitalization, a wholly-owned subsidiary of Fresenius Medical Care will merge (the "Merger") with and into the Company (collectively, the "Proposed Transactions"). In the Merger, each outstanding share of Company Common Stock (other than shares owned by Fresenius or Grace and their subsidiaries and shares as to which appraisal rights are exercised) will be exchanged for FMC Ordinary Shares at the Fresenius USA Public Stockholder Exchange Ratio (except that cash will be paid in lieu of fractional shares). Prior to the Merger, as contemplated by the Exchange Ratio Agreements, approximately 1.4 million of the Company's outstanding employee options will be canceled in exchange for a combination of cash and promissory notes of the Company in an aggregate amount of approximately $14 million. In the Grace Merger
(a) each outstanding share of Grace Common Stock (other than shares as to which appraisal rights are exercised) will be exchanged for FMC Ordinary Shares as determined pursuant to the Reorganization Agreement and (b) all outstanding shares of Grace preferred stock (including the Grace New Preferred Shares) will remain outstanding. Pursuant to the Contribution Agreement and the Exchange Ratio Agreements, in consideration of the Contribution, Fresenius will receive FMC Ordinary Shares representing not less than 50.3% of the FMC Ordinary Shares that will be outstanding on a fully diluted basis immediately following the Proposed Transactions. We have assumed, with your consent, that pursuant to the Reorganization Agreement, immediately after the consummation of the Proposed Transactions there will be 70,000,000 outstanding FMC Ordinary Shares on a fully diluted basis, resulting in the Fresenius USA public stockholders owning an aggregate of 4.9% of the FMC Ordinary Shares outstanding on a fully diluted basis immediately following the Proposed Transactions. We have assumed that immediately prior to the Fresenius USA Merger, there will be outstanding no more than 9,253,331 Fresenius USA Common Share Equivalents (as defined in the Reorganization Agreement) as required by the Exchange Ratio Agreements.

     As you are aware, Salomon Brothers Inc has acted as financial advisor to a committee of the Company's independent directors (the "Independent Committee") in connection with the Proposed Transactions and will receive a fee for our services. We have provided and continue to provide financial advisory and investment banking services to Grace, for which we have received and expect to receive customary compensation. In addition, in the ordinary course of our business, we (or our affiliates) may actively trade the securities of the Company, Grace and Fresenius for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Reorganization Agreement, the Distribution Agreement and the Contribution Agreement; (ii) the proposed forms of the Exchange Ratio Agreements; (iii) a draft, dated May 7, 1996, of the Joint Proxy Statement-Prospectus relating to the Proposed Transactions; (iv) certain publicly available information concerning the Company, Grace, NMC and Fresenius;
(v) certain pro forma financial and other information concerning FWD furnished to us by Fresenius; (vi) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of each of the Company, NMC and FWD furnished to us by the respective companies; (vii) certain estimates of anticipated synergies furnished to us by the Company, NMC, Grace and Fresenius; (viii) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock, Grace Common Stock and Fresenius Ordinary Shares; (ix) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company, NMC or FWD and the trading markets for certain of such other companies' securities; and (x) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also considered such other information, financial studies, analyses, and financial, economic and market criteria as we have deemed relevant. We have also met with certain officers, employees and representatives of the Company, NMC, FWD, Grace and Fresenius, to discuss the foregoing as well as other matters we believe relevant to our inquiry.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have not assumed responsibility for verifying any of such information. We have not made or obtained, or assumed any responsibility for making or obtaining, any independent evaluations or appraisals of any of the properties or facilities of the Company, NMC or FWD. With respect to the projections as to the future financial performances of the Company, NMC and FWD and the estimates of synergies for Fresenius Medical Care, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company, NMC and FWD, and we express no view with respect to such projections or estimates or the assumptions on which they were based.

     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company, NMC and FWD; (ii) the business prospects of the Company, NMC, FWD and Fresenius Medical Care; (iii) the historical and current market for the Company Common Stock and for the equity securities of certain other companies that we believe to be comparable to the Company, FWD, NMC or Fresenius Medical Care; and

(iv) the nature and terms of certain other transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. As you know, Fresenius owns a majority of the fully-diluted outstanding shares of the Company Common Stock and, pursuant to the Reorganization Agreement, was prohibited from selling such shares. Accordingly, we were not authorized to, and we did not, solicit potential third parties that might have been interested in acquiring the Company.

     We understand that NMC is the target of certain governmental and regulatory investigations relating to the conduct of its business, which may result in substantial liabilities and obligations being incurred by NMC in the future. While we have participated with you in discussions by your special counsel with respect to the potential outcome thereof, it is not possible to predict that outcome and we express no view with respect thereto although, in conducting our analysis and rendering our opinion we have, with your consent, made certain assumptions with respect thereto.

     In addition, in rendering our opinion we have assumed, with your consent, that the Merger will qualify as a tax-free transaction under Section 351 of the Internal Revenue Code of 1986, as amended (the "Code") and that the Spin-Off Transactions will qualify as a tax-free distribution under Section 355 of the Code. We have also assumed, with your consent, that following the Spin-Off Transactions Grace will have no material liabilities other than the liabilities of NMC. We have also assumed, with your consent, that Grace-CT and Fresenius will perform their respective obligations (including indemnification obligations) under the Distribution Agreement and the Contribution Agreement in accordance with their respective terms. Furthermore, we have assumed, with your consent, that none of the Proposed Transactions will constitute a fraudulent conveyance or fraudulent transfer under any applicable law and that the Proposed Transactions will comply with all applicable United States, foreign, federal and state laws, including, without limitation, laws limiting payments of dividends and distributions to stockholders.

     Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the Fresenius USA Public Stockholder Exchange Ratio to the holders of the Company Common Stock (other than Fresenius and Grace and their subsidiaries) in the Proposed Transactions and does not address the Company's underlying business decision to effect the Proposed Transactions or constitute a recommendation to any holder of Company Common Stock as to how such holder should vote with respect to the Merger.

     Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the Fresenius USA Public Stockholder Exchange Ratio is fair, from a financial point of view, to the holders of Common Stock of the Company (other than Fresenius and Grace and their subsidiaries).

                                          Very truly yours,

                                          SALOMON BROTHERS INC

                                                                      APPENDIX E

                              FRESENIUS USA, INC.

                             1987 STOCK OPTION PLAN

1. PURPOSE

     The purpose of this 1987 Stock Plan (the "Plan") is to advance the interests of Fresenius USA, Inc. (the "Company") by enhancing the ability of the Company (a) to attract and retain employees who are in a position to make significant contributions to the success of the Company; (b) to reward employees for such contributions; and (c) to encourage employees to take into account the long-term interests of the Company through ownership of shares of the Company's Common Stock (the "Stock").

     Options granted pursuant to the Plan may be incentive stock options as defined in section 422 of the Internal Revenue Code of 1986 (as it may from time to time be amended) (the "Code") (any option that is intended so to qualify as an incentive stock option being referred to herein as an "incentive option"), or options that are not incentive options, or both.

2. ADMINISTRATIVE

     The Plan shall be administered by the Board of Directors of the Company (the "Board").

     The Board may, in its discretion, delegate its powers with respect to the Plan to a committee (the "Committee"), in which event all references herein to the Board shall be deemed to be references to the Committee. The Committee shall consist of at least three Directors. A majority of the members of the Committee shall constitute a quorum, and all determinations of the Committee shall be made by a majority of its members. Any determination of the Committee shall be made by a majority of its members. Any determination of the Committee under the Plan may be made without notice or meeting of the Committee by a writing signed by a majority of the Committee members. All members of the Committee shall be disinterested persons within the meaning of Rule 16b-3 under the Act.

     The Board shall have authority, not inconsistent with the express provisions of the Plan, (a) to grant options to such eligible employees as the Board may select; (b) to determine the time or times when options shall be granted and the number of shares of Stock subject to each option; (c) to determine which options are, and which options are not, incentive options; (d) to determine the terms and conditions of each option; (e) to prescribe the form or forms of instruments evidencing options and any other instruments required under the Plan and to change such forms from time to time; (f) to adopt, amend and rescind rules and regulations for the administration of the Plan; and (g) to interpret the Plan and to decide any questions and settle all controversies and disputes that may arise in connection with the Plan. Subject to Section 8 the Board shall also have the authority, both generally and in particular instances, to waive compliance by an employee with any obligation to be performed by him under an option and to waive any condition or provision of an option, except that the Board may not take any action with respect to an outstanding award that would adversely affect the rights of a participant under such award without such participants consent. Nothing in the preceding sentence shall be construed as limiting the power of the Board to make adjustments required by Section 4(c).

3. EFFECTIVE DATE AND TERM OF PLAN

     The Plan shall become effective on the date on which the Plan is approved by the shareholders of the Company. Grants of options under the Plan may be made prior to that date (but after adoption of the Plan by the Board of Directors), subject to approval of the Plan by such shareholders.

     No option shall be granted under the Plan after the completion of ten years from the date on which the Plan was adopted by the Board of Directors, but options previously granted may extend beyond that date.

4. SHARES SUBJECT TO THE PLAN

     (a) Number of Shares; Maximum Number of Options. Subject to adjustment as provided in Section 4(c), the maximum aggregate number of shares of Stock that may be delivered upon the exercise of options granted under the Plan shall be 2,000,000. If any option granted under the Plan terminates without having been exercised in full, the number of shares of Stock as to which such option was not exercised shall be available for future grants within the limits set forth in this Section 4(a).

     Subject to adjustment as provided in Section 4(c), the maximum number of shares for which options may be granted under the Plan to any one individual over the period beginning on the date of the shareholder meeting held in 1996 and ending on the last day, determined under Section 3 above, on which options may be granted under the Plan is 1,000,000. For purposes of the preceding sentence, the repricing of an option shall be treated as an additional grant. Solely for purposes of applying the 1,000,000 share option-grant limit described in this paragraph, the grant of options made subject to approval by the shareholders and approved by the shareholders at the meeting held in 1996 shall be treated as subject to such limit.

     (b) Shares to be Delivered. Shares delivered under the Plan shall be authorized but unissued Stock or, if the Board so decides in its sole discretion, previously issued Stock acquired by the Company and held in treasury. No fractional shares of Stock shall be delivered under the Plan.

     (c) Changes in Stock. In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in the company's capital stock, the number and kind of shares of stock or securities of the Company subject to options then outstanding or subsequently granted under the Plan, the maximum number of shares or securities that may be delivered under the Plan, the exercise price, and other relevant provisions shall be approximately adjusted by the Board, whose determination shall be binding on all persons.

     The Board may also adjust the number of shares subject to outstanding options, the exercise price of outstanding options and the terms of outstanding options, to take into consideration material changes in accounting practices or principles, consolidations or mergers, acquisitions or dispositions of stock or property or any other event if it is determined by the Board that such adjustment is appropriate to avoid distortion in the operation of the Plan, provided that no such adjustment shall be made in the case of an incentive option, without the consent of the participant, if it would constitute a modification, extension or renewal of the option within the meaning of section 424(h) of the Code, and further provided that no such adjustment shall affect the maximum per-individual grant limitation set forth in the second paragraph of
Section 4(a) except to the extent consistent with continued qualification of awards under the Plan for the performance-based compensation exception under section 162(m) of the Code.

     (d) Replacement Options. The Board may grant options under the Plan in substitution for options held by employees of another corporation who concurrently become employees of the Company or a subsidiary as the result of a merger or consolidation of the employing corporation with the Company or a subsidiary or the acquisition by the Company or a subsidiary of property or stock of the employing corporation. The Board may direct that the replacement options be granted on such terms and conditions as the Board considers appropriate in the circumstances.

5.  ELIGIBILITY FOR OPTIONS

     Employees eligible to receive options under the Plan shall be those key employees of the Company and its subsidiaries who, in the opinion of the Board, are in a position to make a significant contribution to the success of the Company or such subsidiaries. A subsidiary for the purpose of the Plan shall be a corporation in which the Company owns, directly or indirectly, stock possessing 50% or more of the total combined voting power of all classes of stock.

     Directors who are not employees shall not be eligible to participate in the Plan. Incentive options shall be granted only to "employees" as defined in the provisions of the code or regulations thereunder applicable to incentive stock options. Receipt of options under the Plan or of awards under any other employee benefit plan of the Company or any of its subsidiaries shall not preclude an employee from receiving options or additional options under the Plan.

6. TERMS AND CONDITIONS OF OPTIONS

     (a) Exercise Price. The exercise price of each option shall be determined by the Board but in the case of an incentive option shall not be less than 100% (110%, in the case of an incentive option granted to a ten-percent shareholder) of the fair market value per share of the Stock at the time the incentive option is granted; nor shall the exercise price of any option be less, in the case of an original issue of authorized stock, than par value per share. For this purpose, "Fair market value" in the case of incentive options shall have the same meaning as it does in the provisions of the Code and the regulations thereunder applicable to incentive options: and "ten-percent shareholder" shall mean any employee who at the time of grant owns directly, or is deemed to own by reason of the attribution rules set forth in section 424(d) of the Code, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its parent or subsidiary corporations.

     (b) Duration of Options. In no case shall an option be exercisable more than ten years (five years, in the case of an incentive option granted to a "ten-percent shareholder" as defined in (a) above) from the date the option was granted.

     (c) Exercise of Options.

          (1) Each option shall be made exercisable at such time or times, whether or not in installments, as the Board shall prescribe at the time an option is granted. In the case of an option not immediately exercisable in full, the Board may at any time accelerate the time at which all or any part of the option may be exercised.

          (2) The award forms or other instruments evidencing incentive options shall contain such provisions relating to exercise and other matters as are required of incentive options under the applicable provisions of the Code and the regulations thereunder, as from time to time in effect.

          (3) Any exercise of an option shall be in writing, signed by the proper person and delivered or mailed to the Company, accompanied by (a) the option certificate and any other documents required by the Board and
     (b) payment in full for the number of shares for which the option is exercised.

          (4) In the case of an option that is not an incentive option, the Board shall have the right to require that the individual exercising the option remit to the Company an amount sufficient to satisfy any federal, state, or local withholding tax requirements (or make other arrangements satisfactory to the Company with regard to such taxes) prior to the delivery of any Stock pursuant to the exercise of the option. In the case of an incentive option, if at the time the option is exercised the Board determines that under applicable law and regulations the company could be liable for the withholding of any federal or state tax with respect to a disposition of the Stock received upon exercise, the Board may require as a condition of exercise that the individual exercising the option agree (i) to inform the company promptly of any disposition (within the meaning of section 424(c) of the Code and the regulations thereunder) of Stock received upon exercise, and (ii) to give such security as the Board deems adequate to meet the potential liability of the Company for the withholding of tax, and to augment such security from time to time in any amount reasonably deemed necessary by the Committee to preserve the adequacy of such security.

          (5) If an option is exercised by the executor or administrator of a deceased employee, or by the person or persons to whom the option has been transferred by the employee's will or the applicable laws of descent and distribution, the Company shall be under no obligation to deliver Stock pursuant to such exercise until the Company is satisfied as to the authority of the person or persons exercising the option.

     (d) Payment for and Delivery of Stock. Stock purchased under the Plan shall be paid for as follows: (i) in cash or by certified check, bank draft or money order payable to the order of the Company or (ii) if so permitted by the terms of the option, (A) through the delivery of shares of Stock having a fair market value on the last business day preceding the date or exercise equal to the purchase price or (B) by a combination of cash and Stock as provided in clauses (i) and (ii)(A) above or (iii) if so permitted by the terms of the option, by delivery of a promissory note of the employee containing such terms and conditions, including without limitation interest rate and maturity, as the Board may specify in the option (except that the option may provide that the rate of interest on the note will be such rate as is sufficient at all times to avoid the imputation of any interest under the applicable provisions of the Code), or by a combination of cash (or cash and Stock) and such a promissory note; provided, that if the Stock delivered upon exercise of the option is an original issue or authorized Stock, at least so much of the exercise price as represents the par value of such Stock shall be paid in cash or by a combination of cash and Stock.

     An option holder shall not have the rights of a shareholder with regard to awards under the Plan except as to Stock actually received by him under the Plan.

     The Company shall not be obligated to deliver any shares of Stock (a) until, in the opinion of the Company's counsel, all applicable federal and state laws and regulations have been complied with, and (b) if the outstanding Stock is at the time listed on any stock exchange, until the shares to be delivered have been listed or authorized to be listed on such exchange upon official notice of issuance, and (c) until all other legal matters in connection with the issuance and delivery of such shares have been approved by the Company's counsel. If the sale of Stock has not been registered under the Securities Act of 1933, as amended, the Company may require, as a condition to exercise of the option, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of such Act and may require that the certificates evidencing such Stock bear an appropriate legend restricting transfer.

     (e) Nontransferability of Options. No option may be transferred other than by will or by the laws of descent and distribution, and during an employee's lifetime an option may be exercised only by him.

     (f) Death. If an employee's employment with the Company and its subsidiaries terminates for any reason other than death, all options held by the employee that are not then exercisable shall terminate. Options that are exercisable on the date of termination shall continue to be exercisable for a period of three months (subject to Section 6(b)) unless the employee was discharged for cause which in the opinion of the Board casts such discredit on him as to justify termination of his options. After completion of that three-month period such options shall terminate to the extent not considered terminated (i) in the case of sick leave or other bona fide leave of absence approved for purposes of the Plan by the Board, so long as the employee's right to reemployment is guaranteed either by statute or by contract, or (ii) in the case of a transfer of employment between the Company and a subsidiary or between subsidiaries, or to the employment of a corporation (or a parent or subsidiary corporation of such corporation) issuing or assuming an option in a transaction to which section 424(a) of the Code applies.

     (g) Other Termination of Employment. If an employee's employment with the Company and its subsidiaries terminates for any reason other than death, all options held by the employee that are not then exercisable shall terminate. Options that are exercisable on the date of termination shall continue to be exercisable for a period of three months (subject to Section 6(b) unless the employee was discharged for cause which in the opinion of the Board casts such discredit on him as to justify termination of his options. After completion of that three-month period such options shall terminate to the extent not previously exercised, expired or terminated. For purposes of this Section 6(g), employment shall not be considered terminated (i) in the case of sick leave or other bona fide leave of absence approved for purposes of the Plan by the Board, so long as the employee's right to reemployment is guaranteed either by statute or by contract, or (ii) in the case of a transfer of employment between the Company and a subsidiary or between subsidiaries, or to the employment of a corporation (or a parent or subsidiary corporation of such corporation) issuing or assuming an option in a transaction to which Section 424(a) of the Code applies.

7.  EMPLOYMENT RIGHTS

     Neither the adoption of the Plan nor the grant of options shall confer upon any employee any right to continued employment with the Company or any parent or subsidiary or affect in any way the right of the company or parent or subsidiary to terminate the employment of an employee at any time. Except as specifically provided by the Board in any particular case, the loss of existing or potential profit in options granted under this Plan shall not constitute an element of damages in the event of termination of the employment of an employee even if the termination is in violation of an obligation of the Company to the employee by contract or otherwise.

8. EFFECTS OF DISCONTINUANCE, CANCELLATION, AMENDMENT AND TERMINATION

     Neither adoption of the Plan nor the grant of options to an employee shall affect the Company's right to grant to such employee options that are not subject to the Plan, to issue to such employees Stock as a bonus or otherwise, or to adopt other plans or arrangements under which Stock may be issued to employees.

     The Board may at any time discontinue granting options under the Plan. With the consent of the employee, the Board may at any time cancel an existing option in whole or in part and grant the employee another option for such number of shares as the Board specifies. The Board may at any time or times amend the Plan for the purpose of satisfying the requirements of section 422 of the Code or of any changes in applicable laws or regulations and the Board of Directors may amend the Plan for any other purpose which may at the time be permitted by law or may at any time terminate the Plan as to any further grants of options, provided that (except to the extent expressly required or permitted herein above) no such amendment shall, without the approval of the shareholders of the Company, (a) increase the maximum number of shares available under the Plan, (b) change the group of employees eligible to receive options under the Plan, (c) reduce the price at which incentive options may be granted, (d) extend the time within which options may be granted, (e) alter the Plan in such a way that incentive options already granted hereunder would not be considered incentive stock options under section 422 of the Code, or (f) amend the provisions of this
Section 8, and no such amendment shall adversely affect the rights of any employee (without his consent) under an option previously granted.

                                                                      APPENDIX F

     910 RIGHT OF SHAREHOLDER TO RECEIVE PAYMENT FOR SHARES UPON MERGER OR CONSOLIDATION, OR SALE, LEASE, EXCHANGE OR OTHER DISPOSITION OF ASSETS, OR SHARE EXCHANGE. -- (a) A shareholder of a domestic corporation shall, subject to and by complying with section 623 (Procedure to enforce shareholder's right to receive payment for shares), have the right to receive payment of the fair value of his shares and the other rights and benefit provided by such section, in the following cases:

          (1) Any shareholder entitled to vote who does not assent to the taking of an action specified in subparagraphs (A), (B) and (C).

             (A) Any plan of merger or consolidation to which the corporation is a party; except that the right to receive payment of the fair value of his shares shall not be available:

                (i) To a shareholder of the parent corporation in a merger authorized by section 905 (Merger of parent and subsidiary corporations), or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations); and

                (ii) To a shareholder of the surviving corporation in a merger authorized by this article, other than a merger specified in subparagraph (i), unless such merger effects one or more of the changes specified in subparagraph (b)(6) of section 806 (Provisions as to certain proceedings) in the rights of the shares held by such shareholder.

             (B) Any sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation which requires shareholder approval under section 909 (Sale, lease, exchange or other disposition of assets) other than a transaction wholly for cash where the shareholders' approval thereof is conditioned upon the dissolution of the corporation and the distribution of substantially all its net assets to the shareholders in accordance with their respective interests within one year after the date of such transaction.

             (C) Any share exchange authorized by section 913 in which the corporation is participating as a subject corporation; except that the right to receive payment of the fair value of his shares shall not be available to a shareholder whose shares have not been acquired in the exchange.

          (2) Any shareholder of the subsidiary corporation in a merger authorized by section 905 or paragraph (c) of section 907, or in a share exchange authorized by paragraph (g) of section 913, who files with the corporation a written notice of election to dissent as provided in paragraph (c) of section 623. (Last amended by Ch. 390, L.'91, eff. 7-15-91.)

     623 PROCEDURE TO ENFORCE SHAREHOLDER'S RIGHT TO RECEIVE PAYMENT FOR SHARES.
- -- (a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

     (b) Within ten days after the shareholders' authorization date, which term as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

     (c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

     (d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

     (e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

     (f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter's rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of the transfer.

     (g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders' authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters' rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders' authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders' authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

     (h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

          (1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

          (2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

          (3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

          (4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders' authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder's right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert's reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

          (5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

          (6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

          (7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

          (8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificate for any such shares represented by certificates.

     (i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

     (j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

          (1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

          (2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

          (3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

     (k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

     (l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

     (m) This section shall not apply to foreign corporations except as provided in subparagraph (e)(2) of section 907 (Merger or consolidation of domestic and foreign corporations). (Last amended by Ch. 117, L. '86, eff. 9-1-86.)

                                                                      APPENDIX G

     85 [PAYMENT FOR STOCK OF DISSENTING STOCKHOLDER]. -- A stockholder in any corporation organized under the laws of Massachusetts which shall have duly voted to consolidate or merge with another corporation or corporations under the provisions of sections seventy-eight or seventy-nine who objects to such consolidation or merger may demand payment for his stock from the resulting or surviving corporation and an appraisal in accordance with the provisions of sections eighty-six to ninety-eight, inclusive, and such stockholder and the resulting or surviving corporation shall have the rights and duties and follow the procedure set forth in those sections. This section shall not apply to the holders of any shares of stock of a constituent corporation surviving a merger if, as permitted by subsection (c) of section seventy-eight, the merger did not require for its approval a vote of the stockholders of the surviving corporation.

     86 [RIGHT OF APPRAISAL]. -- If a corporation proposes to take a corporate action as to which any section of this chapter provides that a stockholder who objects to such action shall have the right to demand payment for his shares and an appraisal thereof, sections eighty-seven to ninety-eight, inclusive, shall apply except as otherwise specifically provided in any section of this chapter. Except as provided in sections eighty-two and eighty-three, no stockholder shall have such right unless (1) he files with the corporation before the taking of the vote of the shareholders on such corporate action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) his shares are not voted in favor of the proposed action.

     87 [NOTICE OF STOCKHOLDERS MEETING TO CONTAIN STATEMENT AS TO APPRAISAL RIGHTS]. -- The notice of the meeting of stockholders at which the approval of such proposed action is to be considered shall contain a statement of the rights of objecting stockholders. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock, and the directors may authorize the inclusion in any such notice of a statement of opinion by the management as to the existence or non-existence of the right of the stockholders to demand payment for their stock on account of the proposed corporate action. The notice may be in such form as the directors or officers calling the meeting deem advisable, but the following form of notice shall be sufficient to comply with this section:

     "If the action proposed is approved by the stockholders at the meeting and effected by the corporation, any stockholder (1) who files with the corporation before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from the corporation (or, in the case of a consolidation or merger, the name of the resulting or surviving corporation shall be inserted), within twenty days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Such corporation and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts."

     88 [NOTICE OF OBJECTING STOCKHOLDER THAT CORPORATE ACTIONS HAS BECOME EFFECTIVE]. -- The corporation taking such action, or in the case of a merger or consolidation the surviving or resulting corporation, shall, within ten days after the date on which such corporate action became effective, notify each stockholder who filed written objection meeting the requirements of section eighty-six and whose shares were not voted in favor of the approval of such action, that the action approved at the meeting of the corporation of which he is a stockholder has become effective. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at his last known address as it appears in the records of the corporation.

     89 [DEMAND FOR PAYMENT BY OBJECTING STOCKHOLDER]. -- If within twenty days after the date of mailing of a notice under subsection (e) of section eighty-two, subsection (f) of section eighty-three, or section eighty-eight any stockholder to whom the corporation was required to give such notice shall demand in writing from the corporation taking such action, or in the case of a consolidation or merger from the resulting or surviving corporation, payment for his stock, the corporation upon which such demand is made shall pay to him the fair value of his stock within thirty days after the expiration of the period during which such demand may be made.

     90 [DETERMINATION OF VALUE OF STOCK BY SUPERIOR COURT]. -- If during the period of thirty days provided for in section eighty-nine the corporation upon which such demand is made and any such objecting stockholder fail to agree as to the value of such stock, such corporation or any such stockholder may within four months after the expiration of such thirty-day period demand a determination of the value of the stock of all such objecting stockholders by a bill in equity filed in the superior court in the county where the corporation in which such objecting stockholder held stock had or has its principal office in the commonwealth.

     91 BILL IN EQUITY TO DETERMINE VALUE OF STOCK OF OBJECTING STOCKHOLDERS ON FAILURE TO AGREE ON VALUE THEREOF ETC; PARTIES TO BILL ETC; SERVICE OF BILL ON CORPORATION; NOTICE TO STOCKHOLDER PARTIES ETC. -- If the bill is filed by the corporation, it shall name as parties respondent all stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof. If the bill is filed by a stockholder, he shall bring the bill in his own behalf and on behalf of all other stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof, and service of the bill shall be made upon the corporation by subpoena with a copy of the bill annexed. The corporation shall file with its answer a duly verified list of all such other stockholders, and such stockholders shall thereupon be deemed to have been added as parties to the bill. The corporation shall give notice in such form and returnable on such date as the court shall order to each stockholder party to the bill by registered or certified mail, addressed to the last known address of such stockholder as shown in the records of the corporation, and the court may order such additional notice by publication or otherwise as it deems advisable. Each stockholder who makes demand as provided in section eighty-nine shall be deemed to have consented to the provisions of this section relating to notice, and the giving of notice by the corporation to any such stockholder in compliance with the order of the court shall be a sufficient service of process on him. Failure to give notice to any stockholder making demand shall not invalidate the proceedings as to other stockholders to whom notice was properly given, and the court may at any time before the entry of a final decree make supplementary orders of notice.

     92 BILL IN EQUITY TO DETERMINE VALUE OF STOCK OF OBJECTING STOCKHOLDERS ON FAILURE TO AGREE ON VALUE THEREOF, ETC; ENTRY OF DECREE DETERMINING VALUE OF STOCK; DATE ON WHICH VALUE IS TO BE DETERMINED. -- After hearing the court shall enter a decree determining the fair value of the stock of those stockholders who have become entitled to the valuation of and payment for their shares, and shall order the corporation to make payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto upon the transfer by them to the corporation of the certificates representing such stock if certificated or if uncertificated, upon receipt of an instruction transferring such stock to the corporation. For this purpose, the value of the shares shall be determined as of the day preceding the date of the vote approving the proposed corporate action and shall be exclusive of any element of value arising from the expectation or accomplishment of the proposed corporate action.

     93 BILL IN EQUITY TO DETERMINE VALUE OF STOCK OF OBJECTING STOCKHOLDERS ON FAILURE TO AGREE ON VALUE THEREOF, ETC.; COURT MAY REFER BILL, ETC., TO SPECIAL MASTER TO HEAR PARTIES, ETC. -- The court in its discretion may refer the bill or any question arising thereunder to a special master to hear the parties, make findings and report the same to the court, all in accordance with the usual practice in suits in equity in the superior court.

     94 BILL IN EQUITY TO DETERMINE VALUE OF STOCK OF OBJECTING STOCKHOLDERS ON FAILURE TO AGREE ON VALUE THEREOF, ETC.; STOCKHOLDER PARTIES MAY BE REQUIRED TO SUBMIT THEIR STOCK CERTIFICATES FOR NOTATION THEREON OF PENDENCY OF BILL,
ETC. -- On motion the court may order stockholder parties to the bill to submit their certificates of stock to the corporation for notation thereon of the pendency of the bill, and may order the corporation to note such pendency in its records with respect to any uncertificated shares held by such stockholder parties, and may on motion dismiss the bill as to any stockholder who fails to comply with such order.

     95 BILL IN EQUITY TO DETERMINE VALUE OF STOCK OF OBJECTING STOCKHOLDERS ON FAILURE TO AGREE ON VALUE THEREOF, ETC.; TAXATION OF COSTS, ETC.; INTEREST ON AWARD, ETC. -- The costs of the bill, including the reasonable compensation and expenses of any master appointed by the court, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to the bill, or any of them, in such manner as appears to be equitable, except that all costs of giving notice to stockholders as provided in this chapter shall be paid by the corporation. Interest shall be paid upon any award from the date of the vote approving the proposed corporate action, and the court may on application of any interested party determine the amount of interest to be paid in the case of any stockholder.

     96 STOCKHOLDER DEMANDING PAYMENT FOR STOCK NOT ENTITLED TO NOTICE OF STOCKHOLDERS' MEETINGS OR TO VOTE STOCK OR TO RECEIVE DIVIDENDS, ETC.; EXCEPTIONS. -- Any stockholder who has demanded payment for his stock as provided in this chapter shall not thereafter be entitled to notice of any meeting of stockholders or to vote such stock for any purpose and shall not be entitled to the payment of dividends or other distribution on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the date of the vote approving the proposed corporate action) unless:

     (1) A bill shall not be filed within the time provided in section ninety;

     (2) A bill, if filed, shall be dismissed as to such stockholder; or

     (3) Such stockholder shall with the written approval of the corporation, or in the case of a consolidation or merger, the resulting or surviving corporation, deliver to it a written withdrawal of his objections to and an acceptance of such corporate action.

     Notwithstanding the provisions of clauses (1) to (3), inclusive, said stockholder shall have only the rights of a stockholder who did not so demand payment for his stock as provided in this chapter.

     97 CERTAIN SHARES PAID FOR BY CORPORATION TO HAVE STATUS OF TREASURY STOCK, ETC. -- The shares of the corporation paid for by the corporation pursuant to the provisions of this chapter shall have the status of treasury stock or in the case of a consolidation or merger the shares or the securities of the resulting or surviving corporation into which the shares of such objecting stockholder would have been converted had he not objected to such consolation or merger shall have the status of treasury stock or securities.

     98 ENFORCEMENT BY STOCKHOLDER OF RIGHT TO RECEIVE PAYMENT FOR HIS SHARES TO BE EXCLUSIVE REMEDY; EXCEPTION. -- The enforcement by a stockholder of his right to receive payment for his shares in the manner provided in this chapter shall be an exclusive remedy except that this chapter shall not exclude the right of such stockholder to bring or maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

                                                                      APPENDIX H

                                  FRESENIUS AG
                              FRESENIUS USA, INC.

                                                                     May 8, 1996

W. R. Grace & Co.
One Town Center Road
Boca Raton, FL 33486-1010

Ladies and Gentlemen:

     We refer to the Agreement and Plan of Reorganization dated as of February 4, 1996 (the "Agreement") by and between W. R. Grace & Co. ("Grace") and Fresenius AG ("Fresenius AG") and confirm our agreement as follows:

          1. In each of (a) clause (iii) of the proviso to paragraph (e) of
     Section 4.2 of the Agreement and (b) the second sentence of section 2.3(a) of Exhibit D to the Agreement, the figure "50.3%" shall be substituted for the figure "51%."

          2. Subject to the terms of paragraph 6 hereof, and on the condition that no more than 70 million Newco Ordinary Shares are outstanding immediately following consummation of the Reorganization, in accordance with Section 4.2(e) of the Agreement, Fresenius AG hereby notifies Grace that the Fresenius USA Consideration Per Share shall be equal to 0.37067735 Newco Ordinary Shares.

          3. Subject to the terms of paragraph 6 hereof and Section 9.1 of the Agreement, in accordance with Section 9.13 of the Agreement, Fresenius USA hereby undertakes the obligations contained therein as a party and, for itself, makes directly to Grace the representations and warranties contained in the Agreement with respect to itself.

          4. Subject to the terms of Section 9.1 of the Agreement, Fresenius USA hereby represents and warrants to Grace that subject only to the receipt of the requisite approval of its shareholders, Fresenius USA has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform each Transaction Agreement to which it is a party and to consummate the transactions contemplated by the Agreement and the Transaction Agreements including, without limitation, the approval of the Board of Directors of Fresenius USA and the resolution of the Board of Directors of Fresenius USA to recommend the transactions contemplated by the Agreement and the Transaction Agreements for approval by Fresenius USA shareholders, subject to their fiduciary duties.

          5. All notices, requests, claims, demands and other communications to Fresenius USA under the Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in the manner set forth in the Agreement, addressed as follows:

           Fresenius USA, Inc.
           2637 Shadelands Drive
           Walnut Creek, CA 94598
           Attn: Dr. Ben Lipps
           Fax: (510) 988-1941

           with copies to:

           Ropes & Gray
           One International Place
           Boston, MA 02110-2624
           Attn: Winthrop G. Minot, Esq.
           Fax: (617) 951-7051

W. R. Grace & Co.
May 8, 1996
Page 2

           and

           O'Melveny & Myers
           Citicorp Center
           153 East 53rd Street
           New York, NY 10022-4611
           Attn: Dr. Ulrich Wagner
           Fax: (212) 326-2061

          6. If there shall be in excess of 9,253,331 Fresenius USA Common Share Equivalents outstanding immediately prior to the effective time of the Fresenius USA Merger, the terms of paragraphs 2, 3 and 4 hereof shall be automatically void and of no further force or effect, without any action on the part of any party hereto.

          7. Terms capitalized but not defined in this letter shall have the meanings ascribed to them in the Agreement.

          8. This letter agreement may be executed in several counterparts, each of which shall be an original and all of which shall be deemed to be one and the same Agreement.

          9. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

     Please confirm your agreement to the foregoing by executing duplicate copies of this letter and returning one executed copy to each of Fresenius AG and Fresenius USA.

                                          Very truly yours,

                                          FRESENIUS AG

                                          By: /s/  GERD KRICK
                                            ------------------------------------
                                            Name: Gerd Krick
                                            Title: Chief Executive Officer

                                          By: /s/ MATHIAS KLINGLER
                                            ------------------------------------
                                            Name: Mathias Klingler
                                              Title: President and Chief
                                              Operating
                                                 Officer -- Dialysis Systems
                                              Division

                                          FRESENIUS USA, INC. (with
                                          respect only to paragraphs 3
                                          through 9, inclusive)

                                          By: /s/  BEN LIPPS
                                            ------------------------------------
                                            Name: Ben Lipps
                                            Title: President

AGREED

W. R. Grace & Co.

By: /s/  Paul McMahon
    ----------------------------------
    Name: Paul McMahon
    Title: Vice President

                                                                      APPENDIX I

                                   AGREEMENT

     Agreement dated as of May 8, 1996, between Fresenius AG, an
Aktiengesellschaft organized under the laws of the Federal Republic of Germany ("Fresenius AG"), and Fresenius USA, Inc., a Massachusetts corporation ("Fresenius USA").

                                    RECITALS

     WHEREAS, Fresenius AG and W. R. Grace & Co., a New York Corporation ("Grace") have entered into an Agreement and Plan of Reorganization, dated as of February 4, 1996 (as amended, the "Reorganization Agreement"); and

     WHEREAS, the Reorganization Agreement contemplates that Fresenius USA will join in the Reorganization Agreement as a party and agree to be bound by the terms of the Reorganization Agreement; and

     WHEREAS, the board of directors of Fresenius USA and a special committee of independent directors of Fresenius USA approved and ratified the Reorganization Agreement and the other Transaction Agreements (as such term is defined in the Reorganization Agreement) and, by letter agreement of even date herewith, Fresenius USA has undertaken the obligations contained therein as a party and desires to submit the Reorganization, including the Fresenius USA Merger (as such terms are defined in the Reorganization Agreement) to a vote of its stockholders; and

     WHEREAS, Fresenius AG and Fresenius USA desire to set forth their agreement with respect to certain matters under the Reorganization Agreement;

     NOW, THEREFORE, the parties hereto agree as follows:

          1. Any liquidated damages payable pursuant to Section 6.13 of the Reorganization Agreement shall be payable $49.5 million to Fresenius AG and $25.5 million to Fresenius USA. Fresenius AG and Fresenius USA agree that if the Reorganization is not consummated, Fresenius AG and Fresenius USA shall bear 66% and 34%, respectively, of the aggregate costs and expenses of the Fresenius Parties, and shall make such payments between themselves as may be necessary to effect such allocation.

          2. (a) It is currently anticipated that 70,000,000 Newco Ordinary Shares (the "Actual Anticipated Number of Outstanding Newco Shares") will be outstanding immediately following the consummation of the Reorganization, and it was previously anticipated that there would be 217,170,000 such shares (the "Previously Anticipated Number of Outstanding Newco Shares") so outstanding, each on a fully diluted basis. The Independent Committee of the Board of Directors of Fresenius USA (the "Fresenius USA Independent Committee"), based on the Previously Anticipated Number of Outstanding Newco Shares, acting upon advice from their advisors, approved Fresenius USA Consideration Per Share equal to 1.15 Newco Ordinary Shares as being fair to the holders (other than Fresenius AG, Grace and their subsidiaries) of the common stock of Fresenius USA. Based on the Actual Anticipated Number of Outstanding Newco Shares, the equivalent Fresenius USA Consideration Per Share to be allocated among holders of Fresenius USA Common Share Equivalents is equal to 0.37067735 Newco Ordinary Shares, which shall also be the maximum number of Newco Ordinary Shares issuable in respect of each Fresenius USA Common Share underlying Fresenius USA Options assumed by or otherwise rolled over into Newco.

          (b) Fresenius AG and Fresenius USA confirm that, prior to the Fresenius USA Merger, Fresenius USA intends to repurchase (the "Repurchase") certain vested and nonvested options held by employees of Fresenius USA and certain other securities of Fresenius USA so that, immediately prior to the Fresenius USA Merger, there shall be outstanding no more than 9,253,331 Fresenius USA Common Share Equivalents (the "Specified Maximum Number of Fresenius USA Common Share Equivalents"), and that such repurchase shall be for a combination of cash and promissory notes of Fresenius USA.

          (c) If the Specified Maximum Number of Fresenius USA Common Share Equivalents were to be outstanding at the time of the Fresenius USA Merger, the Aggregate Fresenius USA Common Share Consideration would be 4.9% of the Newco Shares that will be outstanding immediately following the consummation of the Reorganization on a fully diluted basis.

          3. If there shall be in excess of the Specified Maximum Number of Fresenius USA Common Share Equivalents outstanding immediately prior to the effective time of the Fresenius USA Merger, the terms of paragraphs 1 and 2 hereof shall be automatically void and of no further force or effect, without any action on the part of any party hereto.

          4. Terms capitalized but not defined in this Agreement shall have the meanings ascribed to them in the Reorganization Agreement.

          5. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          6. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

           If to Fresenius AG:

               As provided in the Reorganization Agreement; and

               If to Fresenius USA:

               Fresenius USA, Inc.
               2637 Shadelands Drive
               Walnut Creek, CA 94598
               Attn.: Dr. Ben Lipps
               Fax: (510) 988-1941

               with copies to:

               Ropes & Gray
               One International Place
               Boston, MA 02110-2624
               Attn.: Winthrop G. Minot, Esq.
               Fax: (617) 951-7050

          7. This Agreement may be executed in several counterparts, each of which shall be an original and all of which shall be deemed to be one and the same agreement.

          8. Nothing in this Agreement, expressed or implied, is intended to confer upon any person or entity other than the parties hereto, any benefit, right or remedies.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                          FRESENIUS AG

                                          By: /s/  GERD KRICK
                                            ------------------------------------
                                            Name: Gerd Krick
                                            Title: Chief Executive Officer

                                              /s/  MATHIAS KLINGLER
                                            ------------------------------------
                                            Name: Mathias Klingler
                                          Title: President and Chief
                                            Operating Officer --Dialysis
                                            Systems Division

                                          FRESENIUS USA, INC.

                                          By: /s/  BEN LIPPS
                                            ------------------------------------
                                            Name: Ben Lipps
                                            Title: President

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The information required by this item is incorporated by reference to the information in the Joint Proxy Statement-Prospectus forming part of this Registration Statement set forth under the caption "COMPARISON OF CERTAIN RIGHTS OF SHAREHOLDERS OF GRACE AND FRESENIUS USA -- Indemnification of Officers and Directors -- Grace."

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS

EXHIBIT NO.                                       DESCRIPTION
- -----------     --------------------------------------------------------------------------------
    2.1         Agreement and Plan of Reorganization dated as of February 4, 1996 between W. R.
                Grace & Co. and Fresenius AG (Included as Appendix A to the Joint Proxy
                Statement-Prospectus forming part of this Registration Statement)
    2.2         Distribution Agreement by and among W. R. Grace & Co., W. R. Grace & Co.-Conn.
                and Fresenius AG dated as of February 4, 1996 (Included as Exhibit A to Appendix
                A to the Joint Proxy Statement-Prospectus forming part of this Registration
                Statement)
    2.3         Contribution Agreement by and among Fresenius AG, Sterilpharma GmbH and W. R.
                Grace & Co.-Conn. dated February 4, 1996 (Included as Exhibit E to Appendix A to
                the Joint Proxy-Statement Prospectus forming part of this Registration
                Statement)
    3.1         Certificate of Incorporation of W. R. Grace & Co., incorporated herein by reference to Exhibit 3 to the Current Report on Form 8-K dated May 25, 1988
    3.2         By-Laws of W. R. Grace & Co., incorporated herein by reference to Exhibit 3.02 to the Annual Report on Form 10-K for the 1994 fiscal year
    4.1         Commitment Letter for the NMC Credit Agreement
    5.1         Opinion of Robert H. Beber, Esq. re New Preferred Shares
    8.1         Opinion of Wachtell, Lipton, Rosen & Katz re Tax Matters
    8.2         Opinion of Miller & Chevalier, Chartered re Tax Matters
   10.1         Form of FMC Pooling Agreement by and between Fresenius AG and the individuals acting from time to time as Independent Directors
   10.2         Form of Lease Agreement for Office and Warehouse Buildings by and between
                Fresenius AG and Fresenius Medical Care AG
   10.3         Form of Lease Agreement for Manufacturing Facilities by and between Fresenius AG and Fresenius Care AG
   10.4         Form of Transition Services Agreement between Fresenius AG and Fresenius Medical
                Care
   10.5         Form of Supply Agreement
   10.6         Form of Trademark License Agreement by and between Fresenius AG and Fresenius
                Medical Care AG
   10.7         Form of Biofine License Agreement by and between Fresenius AG and Fresenius
                Medical Care AG
   10.8         Form of Cross-License Agreement by and between Fresenius AG and Fresenius
                Medical Care AG
   10.9         Form of Post-Closing Covenants Agreement among Fresenius AG, W. R. Grace & Co.,
                W. R. Grace & Co.-Conn., and Fresenius Medical Care AG

EXHIBIT NO.                                       DESCRIPTION
- -----------     --------------------------------------------------------------------------------
   10.10        Purchase Agreement, effective January 1, 1995, between Baxter Health Care
                Corporation and NMC, including the addendum thereto, incorporated herein by reference to Exhibit 10.19 of the Registration Statement on Form F-4 of
                Fresenius Medical Care Aktiengesellschaft filed on the date hereof*
   10.11        Agreement, dated November 25, 1992, between Bergen Brunswig Drug Company and
                National Medical Care, Inc., including the addendum thereto, incorporated herein by reference to Exhibit 10.20 of the Registration Statement on Form F-4 of
                Fresenius Medical Care Aktiengesellschaft filed on the date hereof*
   10.12        Product Purchase Agreement, effective January 1, 1996, between Amgen, Inc. and
                NMC, incorporated herein by reference to Exhibit 10.21 of the Registration
                Statement on Form F-4 of Fresenius Medical Care Aktiengesellschaft filed on the date hereof*
   10.13        Form of Employee Benefits and Compensation Agreement by and among W. R. Grace &
                Co., National Medical Care, Inc., and W. R. Grace & Co. -- Conn.
   10.15        Primary Guarantee dated July 31, 1996
   10.16        Secondary Guarantee dated July 31, 1996
   10.17        Letter Agreement dated July 31, 1996
   11.1         Weighted Average Number of Shares and Earnings Used in Per Share
                Computations -- W.R. Grace & Co. Special-Purpose, Consolidated Financial
                Statements
   21.1         Subsidiary List
   23.1         Independent Auditors' Report on Schedule and Consent of KPMG Peat Marwick LLP
   23.2         Independent Auditors' Report on Schedule and Consent of KPMG Deutsche
                Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft
   23.3         Consent of Price Waterhouse LLP
   23.4         Consent of CS First Boston Corporation
   23.5         Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated
   23.6         Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)
   23.7         Consent of Miller & Chevalier, Chartered (included in Exhibit 8.2)
   23.8         Consent of Salomon Brothers Inc
   24.1         Powers of Attorney
   99.1         Opinion of CS First Boston Corporation (Included as Appendix C to the Joint
                Proxy Statement-Prospectus forming part of this Registration Statement)
   99.2         Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Included as
                Appendix C to the Joint Proxy Statement-Prospectus forming part of this
                Registration Statement)

- ---------------

* Portions of this Agreement have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

     (b) FINANCIAL STATEMENT SCHEDULES

          (i) Schedule II -- Fresenius Worldwide Dialysis -- Consolidated Valuation and Qualifying Accounts

          (ii) Schedule II -- Fresenius USA, Inc. -- Consolidated Valuation and Qualifying Accounts

          (iii) Schedule II -- W. R. Grace & Co. -- Valuation and Qualifying Accounts

ITEM 22.  UNDERTAKINGS

     (1) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (2) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                                                     SCHEDULE II

                          FRESENIUS WORLDWIDE DIALYSIS

                 CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
                     YEARS ENDED DECEMBER 31, 1995 AND 1994
                                 (IN THOUSANDS)

                                                                  (REDUCTION)
                                                   BALANCE AT      CHARGE TO     DEDUCTIONS/     BALANCE
                                                  BEGINNING OF     COSTS AND     WRITE-OFFS/     AT END
                                                     PERIOD        EXPENSES      RECOVERIES     OF PERIOD
                                                  ------------    -----------    -----------    ---------
Allowance for doubtful accounts:
  Year ended December 31, 1995..................    $ 12,702        $ 2,089        $ 1,084       $ 13,707
  Year ended December 31, 1994..................      11,267          2,280            845         12,702
Inventory reserves:
  Year ended December 31, 1995..................       3,296          1,281(1)                      4,577
  Year ended December 31, 1994..................       4,262           (966)(1)                     3,296

- ---------------
(1) Information with respect to write-offs/recoveries is not available.

                                                                     SCHEDULE II

                      FRESENIUS USA, INC. AND SUBSIDIARIES

                 CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                 BALANCE AT      CHARGED TO     DEDUCTIONS/      BALANCE
                                                BEGINNING OF     COSTS AND      WRITE-OFFS/      AT END
                                                   PERIOD         EXPENSES      RECOVERIES      OF PERIOD
                                                ------------     ----------     -----------     ---------
Allowance for doubtful accounts:
  Year ended December 31, 1995................     $1,744          $   --         $  (420)       $ 1,324
  Year ended December 31, 1994................      1,718              79             (53)         1,744
  Year ended December 31, 1993................        923             875             (80)         1,718

                                                 BALANCE AT      CHARGED TO     DEDUCTIONS/      BALANCE
                                                BEGINNING OF     COSTS AND      WRITE-OFFS/      AT END
                                                   PERIOD         EXPENSES      RECOVERIES      OF PERIOD
                                                ------------     ----------     -----------     ---------
Inventory reserves:
  Year ended December 31, 1995................     $2,068          $2,476         $(1,847)       $ 2,697
  Year ended December 31, 1994................      2,832             813          (1,577)         2,068
  Year ended December 31, 1993................      1,473           2,291            (932)         2,832

                                                                     SCHEDULE II

                               W. R. GRACE & CO.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                       FOR THE YEAR 1995
                                                                     ADDITIONS (DEDUCTIONS)
                                                         ----------------------------------------------
                                                         BALANCE AT    CHARGED               BALANCE AT
                                                         BEGINNING    COSTS AND    OTHER       END OF
                      DESCRIPTION                         OF YEAR     EXPENSES     NET(*)      PERIOD
- -------------------------------------------------------  ----------   ---------   --------   ----------
VALUATION AND QUALIFYING ACCOUNTS DEDUCTED FROM ASSETS:
  Allowances for notes and accounts receivable.........   $ 91,449     $ 88,858   $(60,393)   $ 119,914
  Valuation allowances for deferred tax assets.........   $  6,467     $ 13,033   $      0    $  19,500

                                                                       FOR THE YEAR 1994
                                                                     ADDITIONS (DEDUCTIONS)
                                                         ----------------------------------------------
                                                         BALANCE AT    CHARGED               BALANCE AT
                                                         BEGINNING    COSTS AND    OTHER       END OF
                      DESCRIPTION                         OF YEAR     EXPENSES     NET(*)      PERIOD
- -------------------------------------------------------  ----------   ---------   --------   ----------
VALUATION AND QUALIFYING ACCOUNTS DEDUCTED FROM ASSETS:
  Allowances for notes and accounts receivable.........   $ 39,559     $ 73,052   $(21,162)   $  91,449
  Valuation allowances for deferred tax assets.........   $  2,210     $  4,257   $      0    $   6,467

                                                                       FOR THE YEAR 1993
                                                                     ADDITIONS (DEDUCTIONS)
                                                         ----------------------------------------------
                                                         BALANCE AT    CHARGED               BALANCE AT
                                                         BEGINNING    COSTS AND    OTHER       END OF
                      DESCRIPTION                         OF YEAR     EXPENSES     NET(*)      PERIOD
- -------------------------------------------------------  ----------   ---------   --------   ----------
VALUATION AND QUALIFYING ACCOUNTS DEDUCTED FROM ASSETS:
  Allowances for notes and accounts receivable.........   $ 28,973     $ 59,436   $(48,850)   $  39,559
  Valuation allowances for deferred tax assets.........   $      0     $  2,210   $      0    $   2,210

- ---------------
* Consists of additions and deductions applicable to businesses acquired, bad debt write-offs, reclassifications and miscellaneous other adjustments.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOCA RATON, STATE OF FLORIDA, ON AUGUST 2, 1996.
                                          W. R. GRACE & CO.

                                               By:  /s/  Peter D. Houchin
                                               ---------------------------------
                                                        P. D. HOUCHIN,
                                               (SENIOR VICE PRESIDENT AND CHIEF
                                                        FINANCIAL OFFICER)
Date: August 2, 1996

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON AUGUST 2, 1996.

                SIGNATURE                                         TITLE
- ------------------------------------------  -------------------------------------------------
          /s/ Albert J. Costello*           Chairman, President and Chief Executive Officer;
                                            Director (Principal Executive Officer)
          /s/ Harold A. Eckmann*      /s/ Virginia A. Kamsky*
          /s/ Marye Anne Fox*         /s/ John E. Phipps*
          /s/ James W. Frick*         /s/ Thomas A. Vanderslice*
          /s/ Thomas A. Holmes*
                                            Senior Vice President and Chief Financial Officer
    /s/  Peter D. Houchin                   (Principal Financial Officer)
- ------------------------------------------
             PETER D. HOUCHIN
                                            Vice President and Controller (Principal
   /s/  Kathleen A.Browne                   Accounting Officer)
- ------------------------------------------
            KATHLEEN A. BROWNE

- ---------------

* By signing his name hereto, Robert B. Lamm is signing this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons.

                                               By:    /s/  Robert B. Lamm
                                               ---------------------------------
                                               ROBERT B. LAMM, ATTORNEY-IN-FACT
                                                      Directors

                                 EXHIBIT INDEX

                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
EXHIBIT NO.                                  DESCRIPTION                                   PAGE
- -----------     ---------------------------------------------------------------------  ------------
    2.1         Agreement and Plan of Reorganization dated as of February 4, 1996 between W. R. Grace & Co. and Fresenius AG (Included as Appendix A to
                the Joint Proxy Statement-Prospectus forming part of this
                Registration Statement)..............................................
    2.2         Distribution Agreement by and among W. R. Grace & Co., W. R. Grace &
                Co.-Conn. and Fresenius AG dated as of February 4, 1996 (Included as
                Exhibit A to Appendix A to the Joint Proxy Statement-Prospectus
                forming part of this Registration Statement).........................
    2.3         Contribution Agreement by and among Fresenius AG, Sterilpharma GmbH and W. R. Grace & Co.-Conn. dated February 4, 1996 (Included as
                Exhibit E to Appendix A to the Joint Proxy-Statement Prospectus
                forming part of this Registration Statement).........................
    3.1         Certificate of Incorporation of W. R. Grace & Co., incorporated herein by reference to Exhibit 3 to the Current Report on Form 8-K dated May 25, 1988...................................................
    3.2         By-Laws of W. R. Grace & Co., incorporated herein by reference to
                Exhibit 3.02 to the Annual Report on Form 10-K for the 1994 fiscal year.................................................................
    4.1         Commitment Letter for the NMC Credit Agreement.......................
    5.1         Opinion of Robert H. Beber, Esq. re New Preferred Shares.............
    8.1         Opinion of Wachtell, Lipton, Rosen & Katz re Tax Matters.............
    8.2         Opinion of Miller & Chevalier, Chartered re Tax Matters..............
   10.1         Form of FMC Pooling Agreement by and between Fresenius AG and the individuals acting from time to time as Independent Directors........
   10.2         Form of Lease Agreement for Office and Warehouse Buildings by and
                between Fresenius AG and Fresenius Medical Care AG...................
   10.3         Form of Lease Agreement for Manufacturing Facilities by and between
                Fresenius AG and Fresenius Care AG...................................
   10.4         Form of Transition Services Agreement between Fresenius AG and
                Fresenius Medical Care...............................................
   10.5         Form of Supply Agreement.............................................
   10.6         Form of Trademark License Agreement by and between Fresenius AG and
                Fresenius Medical Care AG............................................
   10.7         Form of Biofine License Agreement by and between Fresenius AG and
                Fresenius Medical Care AG............................................
   10.8         Form of Cross-License Agreement by and between Fresenius AG and
                Fresenius Medical Care AG............................................
   10.9         Form of Post-Closing Covenants Agreement among Fresenius AG, W. R.
                Grace & Co., W. R. Grace & Co.-Conn., and Fresenius Medical Care
                AG...................................................................
   10.10        Purchase Agreement, effective January 1, 1995, between Baxter Health
                Care Corporation and NMC, including the addendum thereto,
                incorporated herein by reference to Exhibit 10.19 of the Registration
                Statement on Form F-4 of Fresenius Medical Care Aktiengesellschaft
                filed on the date hereof.............................................

                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
EXHIBIT NO.                                  DESCRIPTION                                   PAGE
- -----------     ---------------------------------------------------------------------  ------------
   10.11        Agreement, dated November 25, 1992, between Bergen Brunswig Drug
                Company and National Medical Care, Inc., including the addendum thereto, incorporated herein by reference to Exhibit 10.20 of the
                Registration Statement on Form F-4 of Fresenius Medical Care
                Aktiengesellschaft filed on the date hereof..........................
   10.12        Product Purchase Agreement, effective January 1, 1996, between Amgen,
                Inc. and NMC, incorporated herein by reference to Exhibit 10.21 of the Registration Statement on Form F-4 of Fresenius Medical Care
                Aktiengesellschaft filed on the date hereof..........................
   10.13        Form of Employee Benefits and Compensation Agreement by and among W.
                R. Grace & Co., National Medical Care, Inc., and W. R. Grace &
                Co. -- Conn..........................................................
   10.15        Primary Guarantee dated July 31, 1996................................
   10.16        Secondary Guarantee dated July 31, 1996..............................
   10.17        Letter Agreement dated July 31, 1996.................................
   11.1         Weighted Average Number of Shares and Earnings Used in Per Share
                Computations -- W.R. Grace & Co. Special-Purpose, Consolidated
                Financial Statements.................................................
   21.1         Subsidiary List......................................................
   23.1         Independent Auditors' Report on Schedule and Consent of KPMG Peat
                Marwick LLP..........................................................
   23.2         Independent Auditors' Report on Schedule and Consent of KPMG Deutsche
                Treuhandgesellschaft Aktiengesellschaft
                Wirtschaftsprufungsgesellschaft......................................
   23.3         Consent of Price Waterhouse LLP......................................
   23.4         Consent of CS First Boston Corporation...............................
   23.5         Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated........
   23.6         Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit
                8.1).................................................................
   23.7         Consent of Miller & Chevalier, Chartered (included in Exhibit 8.2)...
   23.8         Consent of Salomon Brothers Inc......................................
   24.1         Powers of Attorney...................................................
   99.1         Opinion of CS First Boston Corporation (Included as Appendix C to the
                Joint Proxy Statement-Prospectus forming part of this Registration
                Statement)...........................................................
   99.2         Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
                (Included as Appendix C to the Joint Proxy Statement-Prospectus
                forming part of this Registration Statement).........................